
SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH, D.C.
209
SECTION

Exemption Order
82-5166


05008735

APF ENERGY TRUST

NOTICE ANNUELLE DE RENOUVELLEMENT

Pour l'exercice terminé le 31 décembre 2004

Le 21 mars 2005

APF ENERGY TRUST
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4
Téléphone : (403) 294-1000 Sans frais : (800) 838-9206 Télécopieur : (403) 294-1074
Internet : www.apfenergy.com Courriel : invest@apfenergy.com

TABLE DES MATIÈRES

ABRÉVIATIONS ET DÉFINITIONS

Dans la présente notice annuelle, les abréviations suivantes ont le sens qui leur est attribué ci-après :

« APF Energy »	APF Energy Inc.
« APF Partnership »	APF Energy Limited Partnership
« b »	baril(s)
« b/j »	barils par jour
« CanScot »	CanScot Resources Ltd.
« CIAR »	crédit d'impôt de l'Alberta au titre des redevances
« débentures à 9,40 % »	débentures subordonnées non garanties convertibles à 9,40 % de la Fiducie échéant le 31 juillet 2008
« Fiducie »	APF Energy Trust
« GJ »	gigajoule = 0,95 kpi^3
« kb »	millier de barils
« LGN »	liquides de gaz naturel
« m^3 »	mètres cubes
« porteurs de parts »	porteurs de parts de fiducie de la Fiducie
« porteurs de parts spéciales »	porteurs de parts spéciales à droit de vote de la Fiducie
« Tika »	Tika Energy Inc.
« kpi^3 »	millier de pieds cubes
« Mpi^3 »	million de pieds cubes
« Gpi^3 »	milliard de pieds cubes
« kpi^3/j »	millier de pieds cubes par jour
« Mpi^3/j »	million de pieds cubes par jour
« MBtu »	million d'unités thermales britanniques
« bep »	baril équivalent de pétrole
« kbep »	millier de barils équivalents de pétrole
« bep/j »	barils équivalents de pétrole par jour
« Btu »	unités thermales britanniques

« rapport GLJ sur APF » désigne le rapport daté du 28 février 2005, dressé le 25 février 2005 par Gilbert Laustsen Jung Associates Ltd. (« GLJ »), consultants en pétrole indépendants, qui évalue, en date du 31 décembre 2004, la totalité des réserves conventionnelles de APF Energy et de APF Partnership en utilisant les prix de GLJ (janvier 2005). Le rapport tient compte des réserves de méthane de gisements houillers de APF Energy et de Tika évaluées par Sproule, qui ont été regroupées par GLJ afin d'établir des prévisions globales pour l'entreprise en utilisant les prix de GLJ.

« rapport Sproule sur APF » désigne le rapport daté du 18 février 2005, dressé par Sproule Associates Limited (« Sproule »), consultants en pétrole indépendants, qui évalue, en date du 31 décembre 2004, la totalité des réserves de méthane de gisements houillers de APF Energy et de Tika en utilisant les prix de Sproule (décembre 2004).

« bep », tel qu'il est utilisé dans le présent document, peut être trompeur, particulièrement s'il est utilisé seul. Le taux de conversion en bep du gaz naturel qui a été utilisé dans les présentes est de 6 kpi^3 pour 1 b, ce qui est fondé sur la méthode de conversion par équivalence énergétique qui est principalement applicable au bec du brûleur et ne représente aucune équivalence en ce qui a trait à la valeur en tête de puits.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires, notamment en ce qui concerne la rémunération des administrateurs et des hauts dirigeants et les prêts qui leur ont été consentis, les porteurs principaux de titres de la Fiducie et d'options et de droits d'achat de ces titres et les initiés intéressés dans des opérations importantes, s'il y a lieu, sont présentés dans la circulaire d'information de la direction de la Fiducie datée du 11 mars 2005 se rapportant à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie devant avoir lieu le 4 mai 2005, ces renseignements étant intégrés aux présentes par renvoi. Des renseignements financiers supplémentaires et un exposé des affaires de la Fiducie et du contexte commercial dans lequel celle-ci exerce ses activités sont donnés dans le rapport de gestion et les états financiers consolidés comparatifs de l'exercice terminé le 31 décembre 2004, qui se trouvent dans le rapport annuel 2004 à l'intention des porteurs de parts, ces renseignements étant intégrés aux présentes par renvoi. Les documents intégrés aux présentes par renvoi et les renseignements supplémentaires sur la Fiducie sont déposés sur SEDAR au www.sedar.com.

Les demandes de renseignements doivent être faites à l'adresse suivante :

APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4
À l'attention du secrétaire
Téléphone : (403) 294-1000 Sans frais : (800) 838-9206 Télécopieur : (403) 294-1074
Internet : www.apfenergy.com Courriel : invest@apfenergy.com

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent document ou dans des documents qui y sont intégrés par renvoi peuvent constituer des « énoncés prospectifs ». Le contexte dans lequel ces énoncés sont faits, y compris l'utilisation des mots « estimer », « prévoir », « s'attendre à » et des expressions similaires, signale généralement les énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus susceptibles de faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie, ou les résultats du secteur, diffèrent considérablement des résultats, du rendement ou des réalisations futurs qu'ils expriment ou suggèrent. Ces facteurs comprennent les suivants :

- les caractéristiques de rendement des propriétés de APF Energy, de APF Partnership et de Tika;
- les quantités de réserves de pétrole et de gaz naturel et la valeur actualisée de ces réserves;
- le montant et la nature des dépenses en immobilisations;
- les projets de forage de puits;
- le prix du pétrole et du gaz naturel produits et l'incidence de la fluctuation des prix sur les rentrées de fonds, compte tenu des opérations de couverture;
- le calendrier et le taux de production futurs;
- les frais d'exploitation et autres frais;
- les attentes en ce qui a trait à la capacité de réunir des capitaux et d'accroître continuellement les réserves au moyen d'acquisitions et de travaux de mise en valeur;
- les stratégies d'affaires et les programmes de la direction;
- l'acquisition et la mise en valeur de zones d'intérêt.

Ces énoncés prospectifs mettent en cause des risques, des incertitudes et d'autres facteurs, dont un grand nombre sont indépendants de notre volonté, notamment les suivants :

- le moment de l'intégration des activités et de l'exploitation des sociétés et des éléments d'actif acquis et la réussite de ce processus;
- l'incidence de la conjoncture économique générale;
- la situation du secteur, y compris la fluctuation du prix du pétrole et du gaz naturel, les redevances payables sur notre production pétrolière et gazière et l'évolution de la réglementation gouvernementale régissant le secteur du pétrole et du gaz naturel, y compris en matière d'environnement;
- l'incertitude des estimations des réserves pétrolifères et gazéifères;
- l'incidence de la concurrence, ainsi que la disponibilité et le coût du matériel sismique, de forage et autre;
- les dangers liés à l'exploitation et les autres difficultés inhérentes à l'exploration, à la production et à la vente de pétrole et de gaz naturel;
- la fluctuation des cours du change ou des taux d'intérêt et la volatilité du marché boursier;
- l'incertitude quant au financement possible et aux frais attribuables à celui-ci.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Certains événements ou circonstances pourraient faire en sorte que nos résultats réels diffèrent considérablement des résultats estimés ou projetés qui sont exprimés ou suggérés par ces énoncés prospectifs. Se reporter également à la rubrique « Facteurs de risque ».

LA FIDUCIE ET SES FILIALES

APF Energy Trust

La Fiducie est une fiducie de placement à capital variable constituée en vertu des lois de l'Alberta le 10 octobre 1996 et régie par l'acte de fiducie daté du 18 mai 2004, en sa version modifiée et mise à jour (l'« acte de fiducie »). Le bureau principal de la Fiducie est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4. Les parts de fiducie (les « parts de fiducie ») et les débentures à 9,40 % de la Fiducie sont inscrites et négociées à la Bourse de Toronto sous les symboles « AY.UN » et « AY.DB », respectivement. Société de fiducie Computershare du Canada (le « fiduciaire ») est le fiduciaire de la Fiducie et les porteurs de parts de fiducie sont les uniques bénéficiaires de la Fiducie.

La Fiducie a été créée à l'origine dans le but d'émettre des parts de fiducie auprès du public et d'utiliser les fonds ainsi réunis pour acheter des redevances sur des propriétés pétrolifères et gazéifères. La Fiducie a le droit d'acquérir, directement ou indirectement, des éléments d'actif du secteur de l'énergie ainsi que des propriétés et des titres de sociétés pétrolières et gazières.

L'actif principal de la Fiducie est constitué des redevances (collectivement, les « redevances » et individuellement, une « redevance ») que APF Energy et APF Partnership octroient sur leurs propriétés pétrolifères et gazéifères respectives. Chaque

redevance est constituée d'un droit à 99 % du revenu de redevances provenant des propriétés pétrolifères et gazéifères, déduction faite de certains coûts, dépenses et déductions.

L'objectif de la Fiducie est de fournir aux porteurs de parts de fiducie des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détiennent APF Energy, APF Partnership et les autres entreprises qui octroient une redevance à la Fiducie, au moyen d'acquisitions, de forages et de projets d'optimisation.

APF Energy Inc.

APF Energy est une filiale en propriété exclusive de la Fiducie, qui a été constituée en vertu de la *Business Corporations Act* (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices déposées le 8 mai 1996, elle a adopté la dénomination APF Energy Inc. Les activités de APF Energy consistent en l'acquisition, la mise en valeur, l'exploitation et l'aliénation de propriétés pétrolifères et gazéifères et en l'octroi d'une redevance à la Fiducie. Depuis sa constitution, APF Energy a fusionné de temps à autre avec des filiales acquises dans le cadre d'acquisitions de propriétés pétrolifères et gazéifères. La société issue des fusions exerce ses activités sous la dénomination APF Energy Inc. APF Energy fournit également l'ensemble des services de gestion, d'administration et de consultation requis à la Fiducie, à APF Acquisition Trust et à APF Partnership et au commandité de celle-ci, 990009 Alberta Inc. Au 31 décembre 2004, APF Energy comptait 90 employés. Le bureau principal de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4 et son siège social est situé au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

APF Acquisition Trust

APF Acquisition Trust est une fiducie commerciale à capital variable sans personnalité morale établie en vertu des lois de l'Alberta conformément à une convention de fiducie datée du 30 mai 2002. La Fiducie est la propriétaire exclusive de APF Acquisition Trust. L'actif de APF Acquisition Trust est constitué d'une participation de 99 % dans la société en commandite APF Partnership. Le siège social et établissement principal de APF Acquisition Trust est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Energy Limited Partnership

APF Partnership est une société en commandite établie en vertu des lois de l'Alberta et régie par le contrat de société en commandite daté du 30 mai 2002, en sa version modifiée et mise à jour. 990009 Alberta Inc., filiale en propriété exclusive de la Fiducie, est le commandité de la société en commandite et a une participation de 1 % dans celle-ci. APF Acquisition Trust, par l'intermédiaire de son fiduciaire, est le commanditaire de la société en commandite, dans laquelle il a une participation de 99 %. Le siège social et établissement principal de APF Partnership est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

990009 Alberta Inc.

990009 Alberta Inc. est une filiale en propriété exclusive de la Fiducie. Elle a été constituée en vertu de la *Business Corporations Act* (Alberta) le 21 mai 2002. Elle est le commandité de APF Partnership et son seul actif consiste en une participation de 1 % dans APF Partnership. Le bureau principal de 990009 Alberta Inc. est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, et son siège social, au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

Tika Energy Inc.

Tika est une société par actions qui a été constituée en vertu des lois du Wyoming le 14 septembre 1999. APF Energy exerce ses activités aux États-Unis par l'entremise de Tika, qui est sa filiale en propriété exclusive depuis la fusion de APF Energy et de CanScot qui a été réalisée le 1er octobre 2003. Le bureau principal de Tika est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, et son siège social, au 159 N. Wolcott, bureau 330, Casper, Wyoming 82601.

Organigramme

Le diagramme suivant indique les relations entre la Fiducie et ses filiales et décrit la manière dont les rentrées de fonds provenant des propriétés pétrolifères et gazéifères sont transmises à la Fiducie, puis aux porteurs de parts.



Porteurs de parts(1)
Distributions en espèces
APF Energy Trust(2)
100 %
APF Acquisition Trust
100 %
990009 Alberta Inc.
(commandité)
(constituée en Alberta)
Rentrées de fonds
sous forme de
redevances
100 %
Rentrées de fonds
sous forme de
redevances
Commanditaire (99 %)
Commandité
1 %
APF Energy Limited
Partnership
APF Energy Inc.
(constituée en Alberta)
Partie des rentrées de fonds
retenues en vue de financer
ce qui suit :
Éléments d'actif
pétroliers et gaziers
devant générer des
rentrées de fonds
Éléments d'actif
pétroliers et gaziers
devant générer des
rentrées de fonds
Partie des rentrées de
fonds retenues en vue de
financer ce qui suit :
- Fonds de remise en état
- Fonds de remise en état
- Sommes relatives à l'obligation différée de versement du prix d'achat
- Placements raisonnables
Tika Energy Inc.
(constituée au Wyoming)
Éléments d'actif
pétroliers et gaziers
devant générer des
rentrées de fonds

Notes

(1) Les porteurs de parts sont propriétaires exclusifs du capital de la Fiducie.

(2) Au 31 décembre 2004, la Fiducie avait également en circulation des débentures à 9,40 % d'un capital de 48,8 M$ échéant le 31 juillet 2008. Voir « Titres de la Fiducie – Débentures convertibles ».

RÉGIE DE LA FIDUCIE

Le fiduciaire et APF Energy

Aux termes de l'acte de fiducie, Société de fiducie Computershare du Canada (le « fiduciaire ») a été nommé fiduciaire de la Fiducie. Le fiduciaire ne possède aucune participation véritable dans la Fiducie et détient l'actif de la Fiducie et exerce ses pouvoirs au profit des porteurs de parts. Le fiduciaire peut exercer tous les droits, les pouvoirs et les privilèges relatifs à l'actif de la Fiducie, sauf pour ce qui est des questions relatives à la maximisation de la valeur de la participation des porteurs de parts qui pourraient surgir dans le cadre de la réponse à une offre visant les parts de fiducie ou la totalité ou la quasi-totalité de l'actif de la Fiducie ou d'une filiale de la Fiducie (une « offre »). APF Energy peut exercer tous les droits, les pouvoirs et les privilèges relatifs à une offre.

L'acte de fiducie permet au fiduciaire de déléguer à un gestionnaire les pouvoirs qu'il juge, à son entière discrétion, nécessaires ou souhaitables pour remplir les obligations qui lui incombent conformément à cet acte, que ces pouvoirs soient habituellement conférés ou délégués par les fiduciaires ou non. En vertu de ce pouvoir, le fiduciaire a conclu une convention (la « convention de services administratifs ») aux termes de laquelle APF Energy fournit des services de gestion, d'administration et de consultation à la Fiducie. En outre, l'acte de fiducie délègue à APF Energy la responsabilité de toutes les questions relatives au rachat de parts de fiducie, à la négociation des conventions de gestion de l'actif de la Fiducie et à l'émission ou au placement de parts de fiducie ou de titres permettant l'acquisition de parts de fiducie, convertibles en de telles parts ou échangeables contre de telles parts.

Par conséquent, la Fiducie a délégué toutes les décisions de gestion importantes à APF Energy, qui s'en charge par l'intermédiaire de son conseil d'administration, de sa direction et de ses employés.

Société de Fiducie Banque de Montréal avait été nommée fiduciaire de la Fiducie pour un mandat initial ayant pris fin en 1999. Le fiduciaire a fait par la suite l'acquisition des activités de transfert d'actions de Société de Fiducie Banque de Montréal et, en 2002, les porteurs de parts ont approuvé la nomination du fiduciaire actuel. Le renouvellement du mandat du fiduciaire ou la nomination d'un autre fiduciaire fait l'objet d'une résolution ordinaire soumise à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut démissionner en donnant un préavis de 60 jours à APF Energy et peut être destitué sur avis de APF Energy, avec l'approbation des porteurs de parts donnée par voie de résolution spéciale, si le fiduciaire n'est plus apte à remplir cette fonction, fait faillite ou devient insolvable ou dans certains autres cas, tels que la saisie de l'actif du fiduciaire en cas de liquidation. En contrepartie des services qu'il fournit à la Fiducie, le fiduciaire touche une rémunération et a droit au remboursement de la totalité des frais qu'il engage dans le cadre de la gestion et de l'administration de la Fiducie. L'acte de fiducie prévoit que le fiduciaire et ses administrateurs, membres de la direction, employés, actionnaires et mandataires ne seront pas responsables envers les porteurs de parts ou d'autres personnes en ce qui a trait aux questions relatives à la Fiducie, sauf en cas de faute lourde, de défaut délibéré ou de fraude. En outre, le fiduciaire et ses administrateurs, membres de la direction, employés, actionnaires et mandataires sont indemnisés de toutes les responsabilités qu'ils pourraient engager contractées dans l'exercice des fonctions du fiduciaire ou dans l'exercice des pouvoirs, discrétionnaires ou autres, qui sont conférés à celui-ci dans l'acte de fiducie et des autres responsabilités, pertes, coûts, charges, impôts, dommages, frais, pénalités et intérêts relatifs à des taxes et impôts et des autres frais et responsabilités engagés ou contractées dans le cadre de l'administration de la Fiducie, notamment les responsabilités et les dommages en matière d'environnement.

Les porteurs de parts

À chaque assemblée annuelle des porteurs de parts, les porteurs de parts et les porteurs de parts spéciales ont le droit de voter à l'égard du renouvellement du mandat du fiduciaire (ou de la nomination d'un nouveau fiduciaire), de la sélection des candidats aux postes d'administrateurs de APF Energy et de la nomination du vérificateur de la Fiducie. Les porteurs de parts ont également le droit de voter à l'égard de tout changement du vérificateur de la Fiducie. Toutes ces questions doivent faire l'objet d'une résolution ordinaire des porteurs de parts. Une résolution ordinaire est une résolution approuvée à une assemblée des porteurs de parts par plus de 50 % des voix des porteurs de parts et des porteurs de parts spéciales exprimées à l'égard de cette résolution. Les porteurs de parts et les porteurs de parts spéciales ont également le droit de voter à l'égard de toute question qui, conformément à l'acte de fiducie, doit être approuvée au moyen d'une résolution spéciale. En général, une résolution spéciale est requise pour approuver une modification de l'acte de fiducie (sauf s'il s'agit d'une modification nécessaire afin de se conformer aux lois applicables ou d'une modification qui n'est pas incompatible avec la substance de l'acte de fiducie ou n'a pas d'incidence sur celle-ci), une modification de certains contrats importants de la Fiducie, le fractionnement ou le regroupement des parts de fiducie, la vente ou le transfert de la totalité ou de la quasi-totalité de l'actif de la Fiducie ou la dissolution de la Fiducie. Une résolution spéciale est une résolution qu'on se propose d'adopter à ce titre et qui est adoptée par les porteurs d'au moins 66 2/3 % des parts de fiducie représentées à l'assemblée qui font l'objet d'un vote à l'occasion du scrutin tenu sur cette résolution.

Les porteurs de parts et les porteurs de parts spéciales n'ont pas le droit d'intervenir dans les affaires de la Fiducie ou dans l'exercice des pouvoirs conférés au fiduciaire ou à APF Energy par l'acte de fiducie ou la convention de services administratifs, ni le droit de donner des instructions au fiduciaire ou à APF Energy à ce sujet; ils n'ont aucun droit de propriété sur l'actif de la Fiducie ni celui d'imposer ou de demander un partage ou une division de celui-ci ou le versement de dividendes ou de distributions sur celui-ci.

TITRES DE LA FIDUCIE

Titres

Parts de fiducie et parts spéciales à droit de vote

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie (les « parts de fiducie »). Chaque part de fiducie représente une participation véritable indivise égale dans la Fiducie. Toutes les parts de fiducie confèrent à leurs porteurs (les « porteurs de parts ») le droit de participer à parts égales aux distributions de la Fiducie et d'exercer des droits de vote égaux aux assemblées des porteurs de parts de fiducie. La Fiducie est également autorisée à émettre un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote »), qui confèrent à leurs porteurs (les « porteurs de parts spéciales ») le droit d'exprimer, aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de APF Energy dans la résolution autorisant l'émission des parts spéciales à droit de vote. Les parts spéciales à droit de vote ne confèrent aucun autre droit à leurs porteurs. Aucune part spéciale à droit de vote n'a été émise.

Les parts de fiducie et les parts spéciales à droit de vote, y compris les droits, les bons de souscription et les autres titres permettant d'acheter des parts de fiducie ou des parts spéciales à droit de vote, convertibles en de telles parts ou échangeables contre de telles parts, peuvent être émises selon les modalités et aux moments que APF Energy établit. Les parts de fiducie doivent être entièrement libérées à l'émission et les porteurs de parts ne peuvent être par la suite obligés de répondre à un appel de versement de la Fiducie à leur égard. Les parts de fiducie peuvent être émises contre une somme payable en versements si elles sont représentées par des reçus de versement jusqu'à ce que le dernier paiement soit fait.

Assemblées et droits de vote

L'acte de fiducie exige la tenue d'assemblées annuelles des porteurs de parts. Le fiduciaire peut convoquer une assemblée extraordinaire des porteurs de parts à tout moment et il doit le faire si des porteurs de parts détenant au total au moins 20 % des parts de fiducie le lui demandent par écrit. L'avis de convocation aux assemblées des porteurs de parts doit être donné à ces derniers au moins 21 jours avant l'assemblée. Les porteurs de parts peuvent assister à toutes les assemblées et y voter en personne ou par procuration, et il n'est pas nécessaire que le fondé de pouvoir soit un porteur de parts ou un porteur de parts spéciales. Deux personnes présentes ou représentées par procuration et représentant au total au moins 10 % des voix rattachées à toutes les parts de fiducie en circulation constituent le quorum aux fins de ces assemblées. Les porteurs de parts ont droit à une voix par part de fiducie à toutes les assemblées des porteurs de parts.

Droit au rachat

Le porteur de parts peut exiger à tout moment que la Fiducie rachète ses parts de fiducie en contrepartie d'une somme correspondant au moindre de a) 95 % du cours des parts de fiducie à la Bourse de Toronto, ou si les parts de fiducie ne sont pas négociées à la Bourse de Toronto à cette date, à la bourse ou au marché principal où les parts de fiducie sont inscrites à des fins de négociation à cette date (la « bourse principale »), au cours de la période de dix jours de bourse débutant immédiatement après la date à laquelle les parts de fiducie ont été remises à des fins de rachat, et de b) 95 % du cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle les parts de fiducie ont été remises à des fins de rachat. Aux fins du calcul de la somme dont il est question en a), le cours correspond à la moyenne simple du cours de clôture des parts de fiducie de chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse principale ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes de chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu à la bourse principale pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse : la moyenne des derniers cours acheteur et vendeur de chaque jour au cours duquel il n'y a pas eu de négociation; le cours de clôture des parts de fiducie de chaque jour au cours duquel il y a eu négociation si la bourse principale fournit un cours de clôture; la moyenne des cours extrêmes des parts de fiducie de chaque jour au cours duquel il y a eu négociation, si la bourse principale fournit seulement les cours extrêmes des parts de fiducie négociées ce jour-là. Aux fins du calcul de la somme dont il est question en b), le cours de clôture correspondra au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse principale ne fournit que les cours extrêmes des parts de fiducie

négociées ce jour-là, et à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date. Au moment d'un tel rachat, tous les droits que le porteur a sur les parts de fiducie remises à des fins de rachat s'éteindront. L'obligation de la Fiducie de racheter les parts de fiducie est assujettie à un plafond mensuel global de 100 000 $ en espèces pour toutes les parts de fiducie remises à des fins de rachat au cours du mois en question et à un plafond global de 500 000 $ en espèces pour toutes les parts de fiducie remises à des fins de rachat au cours d'une période de six mois. Le conseil d'administration de APF Energy peut renoncer à ces plafonds et il est tenu de le faire si les parts de fiducie détenues dans des fiducies régies par des régimes enregistrés en vertu de la *Loi de l'impôt sur le revenu* (Canada) ne donnent pas le droit de recevoir un paiement en espèces à l'égard des parts de fiducie rachetées. Le prix payable par la Fiducie au moment du rachat peut être réglé au moyen d'une somme en espèces ou, dans certains cas, y compris lorsque le versement d'une telle somme ferait en sorte que le plafond en espèces mensuel ou semestriel soit dépassé, au moyen d'une distribution en nature (c'est-à-dire une distribution proportionnelle sur l'actif de la Fiducie).

Distributions

La Fiducie verse des distributions en espèces proportionnelles aux porteurs de parts chaque mois. En règle générale, les distributions sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois et les porteurs de parts inscrits le dernier jour de ce mois ont le droit de recevoir les distributions. Les distributions sont versées par le fiduciaire aux porteurs de parts 15 jours après la date de clôture des registres applicable ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant. Les distributions faites chaque mois sont constituées des redevances, du CIAR et d'autres revenus touchés par la Fiducie au cours du mois précédent, moins les redevances, les frais et les déductions payables par la Fiducie et les autres sommes que APF Energy décide de façon raisonnable de conserver aux fins de la Fiducie. Par le passé, la Fiducie a conservé certains revenus, entre autres choses, pour financer les dépenses en immobilisations ou les acquisitions, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire temporairement sa dette bancaire. En 1997 (soit le premier exercice au cours duquel la Fiducie a versé des distributions), 60 % des distributions en espèces ont fait l'objet d'un report d'impôt et, aux fins de l'impôt sur le revenu, ont été considérées comme un remboursement de capital, tandis que ce chiffre s'élevait respectivement à 75 %, 66 %, 38 %, 43 %, 36 % et 21 % pour 1998, 1999, 2000, 2001, 2002 et 2003. Pour ce qui est des distributions en espèces versées en 2004, 31,655 % de celles-ci ne seront pas assujetties à l'impôt, une proportion de 68,345 % étant imposable entre les mains des porteurs de parts.

Le tableau qui suit illustre les distributions en espèces par part de fiducie touchées par les porteurs de parts pendant les périodes indiquées :

	Distributions en espèces par part de fiducie
1997	1,510 $
1998	1,840 $
1999	1,555 $
2000	1,900 $
2001	3,045 $
2002	1,800 $
2003	2 180 $
2004	
Janvier	0,175 $
Février	0,175 $
Mars	0,175 $
Avril	0,175 $
Mai	0,175 $
Juin	0,175 $
Juillet	0,160 $
Août	0,160 $
Septembre	0,160 $
Octobre	0,160 $
Novembre	0,160 $
Décembre	0,160 $
	2,010 $
2005	
Janvier	0,160 $
Février	0,160 $
Mars	0,160 $
Total	16,320 $

Note

(1) Le premier appel public à l'épargne de la Fiducie a été réalisé le 17 décembre 1996. La première distribution en espèces a été versée aux porteurs de parts le 31 janvier 1997.

Restrictions sur le droit de propriété des non-résidents

Des non-résidents du Canada (les « non-résidents ») au sens de la *Loi de l'impôt sur le revenu* (Canada) ne peuvent à aucun moment détenir plus de la moitié des parts de fiducie en circulation. Si, à un moment donné, le fiduciaire apprend que les propriétaires véritables de 49 % des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et il n'acceptera pas de souscription de parts de fiducie de la part d'une personne qui ne peut lui fournir la déclaration qu'il exige attestant qu'elle n'est pas un non-résident, n'émettra pas de parts de fiducie à une telle personne ni n'inscrira un transfert de parts de fiducie en faveur d'une telle personne. Nonobstant ce qui précède, si le fiduciaire établit que la majorité des parts de fiducie sont détenues par des non-résidents, il pourra envoyer un avis aux porteurs de parts de fiducie non résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs parts de fiducie ou une partie stipulée de celles-ci dans un délai stipulé d'au moins 60 jours. Si les porteurs de parts qui reçoivent un tel avis n'ont pas vendu le nombre requis de parts de fiducie ou n'ont pas fourni au fiduciaire une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents à l'intérieur du délai stipulé, le fiduciaire pourra vendre ces parts de fiducie pour leur compte et, entre-temps, il suspendra les droits de vote et aux distributions rattachés à celles-ci. Les ventes seront effectuées à la bourse à laquelle les parts de fiducie sont alors inscrites et, au moment d'une telle vente, les porteurs touchés cesseront d'êtres des porteurs de parts de fiducie et leurs droits se limiteront à la réception du produit net de la vente contre remise des certificats représentant ces parts de fiducie.

Offres publiques d'achat et acquisition forcée

L'acte de fiducie prévoit que si une personne (l'« initiateur ») fait une offre publique d'achat (l'« offre ») à l'égard des parts de fiducie en circulation et que l'offre est acceptée par les porteurs d'au moins 90 % des parts de fiducie en circulation qui n'appartiennent pas à l'initiateur, aux membres de son groupe ou aux personnes avec lesquelles il a des liens, ou à une autre personne pour le compte de ceux-ci, l'initiateur aura le droit, mais non l'obligation, d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre ou par les cessionnaires subséquents de ceux-ci (collectivement, les « pollicités dissidents »).

Pour exercer ce droit, l'initiateur doit informer chaque pollicité dissident (l'« avis de l'initiateur »), par courrier recommandé, de l'acquisition projetée dans un délai de 60 jours suivant la fin de l'offre, au plus tard dans un délai de 180 jours suivant la date de l'offre. Dans les 20 jours suivant la date à laquelle est donné l'avis de l'initiateur, l'initiateur doit verser ou transférer à la Fiducie la somme ou l'autre contrepartie qu'il aurait dû payer ou transférer aux pollicités dissidents si ceux-ci avaient accepté l'offre. La somme ou l'autre contrepartie ainsi versée ou transférée doit être détenue en fiducie pour le compte des pollicités dissidents. Dans le délai de 30 jours suivant la réception de l'avis de l'initiateur, à la condition que l'initiateur ait versé ou transféré à la Fiducie la somme ou l'autre contrepartie requise, la Fiducie doit émettre à l'initiateur un certificat représentant les parts de fiducie qui étaient détenues par les pollicités dissidents et demander à l'agent des transferts des parts de fiducie d'inscrire l'initiateur à titre de porteur de ces parts de fiducie dans le registre des porteurs de parts et d'en supprimer les pollicités dissidents. Par la suite, les pollicités dissidents qui envoient ou remettent au fiduciaire des certificats représentant leurs parts de fiducie peuvent recevoir la somme ou l'autre contrepartie à laquelle ils ont droit, sans tenir compte des fractions de parts de fiducie.

Régime de droits pour la protection des porteurs de parts

La Fiducie a conclu une convention relative au régime de droits pour la protection des porteurs de parts (le « régime de droits ») en date du 19 avril 2003 avec Société de fiducie Computershare du Canada, à titre d'agent des droits. Le régime de droits remplace un régime similaire qui a expiré le 19 avril 2003.

L'objectif principal du régime de droits est de donner au conseil d'administration de APF Energy suffisamment de temps pour évaluer et, s'il le juge opportun, chercher et élaborer d'autres solutions susceptibles de maximiser la valeur de la participation des porteurs de parts dans le cas où la Fiducie ferait l'objet d'une offre publique d'achat et de faire en sorte que tous les porteurs de parts soient traités sur un pied d'égalité s'ils veulent participer à une telle offre. Le régime de droits a pour but de réglementer certains aspects des offres publiques d'achat visant la Fiducie sans pour autant empêcher une tentative de bonne foi d'acquérir le contrôle de la Fiducie, si une offre juste était présentée.

Régime de réinvestissement des distributions primes

Le 20 novembre 2003, la Fiducie a annoncé qu'elle avait adopté un régime d'octroi de distributions primes, de réinvestissement des distributions et d'achat de parts facultatif (le « régime de réinvestissement »), qui s'applique aux distributions mensuelles payables à compter du 15 décembre 2003.

Le régime de réinvestissement permet aux porteurs de parts admissibles de demander que leurs distributions en espèces mensuelles soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement) à la date de distribution applicable. Il comporte une option permettant aux porteurs de parts admissibles qui participent au volet primes de demander que ces parts de fiducie supplémentaires soient remises à un courtier désigné en échange d'une distribution prime en espèces correspondant à 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable. Le régime de réinvestissement permet aussi aux porteurs de parts qui participent au volet réinvestissement des distributions ou au volet primes d'acheter des parts de fiducie supplémentaires nouvellement émises contre espèces à un prix d'achat correspondant au cours moyen des parts de fiducie (sans escompte) en tranches minimales de 1 000 $ par versement jusqu'à concurrence d'un montant global de 100 000 $ par porteur de parts au cours d'un mois civil, le tout sous réserve d'une limite annuelle globale de 2 % des parts de fiducie en circulation.

Débentures convertibles

Le 3 juillet 2003, la Fiducie a réalisé un appel public à l'épargne portant sur les débentures à 9,40 % en contrepartie d'un produit brut de 50 M$. Les débentures à 9,40 % portent intérêt au taux annuel de 9,40 %, payable semestriellement à terme échu le 31 janvier et le 31 juillet de chaque année, à compter du 31 janvier 2004. La Fiducie peut rembourser les débentures à 9,40 % au prix de 1 050 $ si le remboursement a lieu à compter du 31 juillet 2006 et avant le 31 juillet 2007, et au prix de 1 025 $ si le remboursement a lieu à compter du 31 juillet 2007 et avant l'échéance, le prix étant majoré dans chaque cas de l'intérêt couru et impayé. Les débentures à 9,40 % sont convertibles en parts de fiducie au gré du porteur à tout moment avant la fermeture des bureaux le jour où elles viennent à échéance ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures à 9,40 %, selon la première éventualité, au prix de conversion de 11,25 $ la part de fiducie. La Fiducie peut choisir de remplir son obligation de verser l'intérêt sur les débentures à 9,40 % en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie à vendre pour régler l'obligation relative au versement de l'intérêt en espèces aux porteurs. La Fiducie peut aussi remplir son obligation de rembourser le capital exigible au moment du rachat ou à l'échéance en émettant des parts de fiducie au prix réputé correspondant à 95 % du cours moyen pondéré des parts de fiducie avant le remboursement ou la date d'échéance. Au 31 décembre 2004, des débentures à 9,40 % d'un capital de 1,4 M$ avaient été converties.

Les débentures à 9,40 % et les modalités de celles-ci sont décrites plus amplement dans le prospectus de la Fiducie daté du 26 juin 2003, à la rubrique intitulée « Description des débentures », ces renseignements étant intégrés aux présentes par renvoi.

HISTORIQUE DE NÉGOCIATION

Les parts de fiducie en circulation sont inscrites et affichées à des fins de négociation à la Bourse de Toronto (la « TSX ») sous le symbole « AY.UN ». Les débentures à 9,40 % sont inscrites et affichées à des fins de négociation à la TSX sous le symbole « AY.DB ». Le tableau suivant présente les cours extrêmes et le volume total de négociation des parts de fiducie et des débentures à 9,40 % affichés par la TSX pour les périodes indiquées.

	Variation du cours des parts de fiducie			Variation du cours des débentures à 9,40 %		
Période	Haut (en dollars)	Bas (en dollars)	Volume	Haut (en dollars)	Bas (en dollars)	Volume
2004						
Janvier	12,63	11,63	5 343 437	111,50	109,01	9 350
Février	12,16	10,32	5 575 523	110,25	108,50	3 920
Mars	12,33	11,70	5 386 239	112,00	110,25	5 990
Avril	12,37	12,00	5 326 206	111,51	108,50	5 070
Mai	12,29	11,61	5 819 403	109,25	104,49	20 100
Juin	12,06	11,18	7 451 375	108,75	106,00	11 730
Juillet	11,75	11,25	5 711 015	109,00	106,15	3 220
Août	11,76	11,24	7 022 767	108,65	105,00	4 370
Septembre	12,14	11,24	8 491 688	110,00	105,55	144 270
Octobre	12,47	11,75	10 037 047	118,70	108,50	6 520
Novembre	12,15	11,31	6 774 158	115,00	108,50	1 270
Décembre	12,10	11,42	4 404 737	111,00	110,00	92 920

Le 31 décembre 2004, le cours de clôture des parts de fiducie et des débentures à 9,40 % à la TSX s'est établi respectivement à 11,72 $ et 110,00 $.

ÉVOLUTION GÉNÉRALE DE L'ENTREPRISE

Renseignements généraux

La Fiducie a été établie le 10 octobre 1996 dans le but de faire l'acquisition auprès de APF Energy d'une redevance sur ses propriétés pétrolifères et gazéifères. Le 17 décembre 1996, la Fiducie a mené à terme son premier appel public à l'épargne de 3,5 millions de parts de fiducie au prix de 10 $ chacune. La Fiducie a utilisé une partie du produit afin d'acquérir la redevance sur les propriétés acquises en 1996 par APF Energy, situées à Rosebank, à Grande Prairie, à Sibbald, à Countess – Leckie et à Westerose, en contrepartie de la somme de 17,86 M$. La Fiducie a par la suite réalisé un certain nombre de placements de parts de fiducie et a fait l'acquisition d'une redevance sur d'autres propriétés. En date du 28 juillet 1999, la Fiducie a été transformée en fiducie à capital variable, ce qui lui donne plus de latitude pour faire des acquisitions susceptibles d'accroître sa valeur. Les placements que la Fiducie peut effectuer ont été diversifiés pour inclure, en plus de l'acquisition et de la détention de redevances sur des propriétés pétrolifères et gazéifères et les éléments d'actif connexes, l'acquisition et la détention de divers types d'éléments d'actif du secteur énergétique (par exemple, les actions de sociétés pétrolières et gazières ou des installations du secteur pétrolier et gazier qui ne sont pas associées à des propriétés, des sociétés de commercialisation de l'énergie ou des éléments d'actif ou des sociétés du secteur médian ou du secteur aval) et de titres des entreprises détenant de tels éléments d'actif (y compris les titres d'une fiducie ou d'une filiale en propriété exclusive qui est une société par actions).

Acquisitions

Depuis qu'elle est entrée en exploitation en 1996, APF Energy a acquis des éléments d'actif pétroliers et gaziers dans l'Ouest canadien et au Wyoming dans le cadre de diverses opérations, dont la liste qui suit résume celles qui ont été réalisées depuis le 1er janvier 2001 :

Date	Opération
Avril 2001	Acquisition de Alliance Energy Inc.
Avril 2001	Acquisition auprès d'un tiers d'éléments d'actif situés dans le sud-est de la Saskatchewan
Août 2001	Acquisition auprès d'un tiers d'éléments d'actif situés à Sakwatamau
Mai 2002	Acquisition de Kinwest Resources Inc. et de 987687 Alberta Ltd.
Décembre 2002	Acquisition de la propriété Paddle River
Décembre 2002	Internalisation des fonctions de gestion
Février 2003	Acquisition de Hawk Oil Inc.
Avril 2003	Acquisition de Nycan Energy Corp.
Mai 2003	Acquisition d'éléments d'actif situés à Countess
Juin 2003	Acquisition d'éléments d'actif situés dans la concession n° 1 de Swan Hills et de certains droits d'exploitation non concertée
Septembre 2003	Acquisition de CanScot
Juin 2004	Acquisition de Great Northern Exploration Ltd.

Certaines des propriétés acquises en mai 2002 ont été par la suite transférées à APF Partnership, qui a octroyé une redevance à la Fiducie. En plus de ce qui précède, des réserves ont été ajoutées au moyen de projets d'optimisation et de travaux de forage sur diverses propriétés ainsi qu'au moyen de petites acquisitions.

APF Energy continuera d'acquérir des sociétés et des éléments d'actif pétroliers et gaziers. Ces opérations seront financées au moyen de facilités de crédit, du fonds de roulement et du produit des émissions futures de parts de fiducie. Les objectifs sont (1) d'acquérir des éléments d'actif qui permettront aux porteurs de parts d'obtenir un rendement élevé, (2) d'acquérir des éléments d'actif dotés d'un potentiel de croissance, dont la valeur peut être maximisée au moyen de projets d'optimisation, de forage à faible risque et d'amélioration de l'infrastructure, (3) de rechercher des occasions d'être l'exploitant des propriétés, ce qui lui permet de contrôler le calendrier et le coût des programmes d'optimisation, de forage et d'entretien, (4) de gérer les risques au moyen d'opérations de couverture de marchandises, de devises et de taux d'intérêt et au moyen de stratégies de commercialisation du pétrole et du gaz naturel afin de veiller à ce que les porteurs de parts touchent des distributions en espèces supérieures à la moyenne, (5) de s'assurer que les frais d'administration demeurent bas grâce à une structure de gestion efficace et (6) de faire prendre de l'expansion à la Fiducie afin d'augmenter la liquidité et de créer un marché plus efficace sur lequel les épargnants de la Fiducie pourront acheter ou vendre des parts de fiducie.

Acquisitions importantes réalisées en 2004

Au cours de l'exercice terminé le 31 décembre 2004, la Fiducie a réalisé une acquisition importante, soit l'acquisition de Great Northern Exploration Ltd. (« Great Northern »), le 4 juin 2004, en contrepartie de 63 249 624 $ en espèces et de 12 885 309 parts de fiducie ainsi que de la prise en charge d'une dette de 63,9 M$. Ni les initiés de la Fiducie, ni aucune des personnes avec lesquelles celle-ci a des liens ou qui font partie de son groupe n'ont participé à cette opération.

Le 9 juin 2004, APF Energy, Great Northern et une filiale en propriété exclusive de cette dernière ont fusionné sous le nom « APF Energy Inc. ».

D'autres renseignements portant sur l'incidence de l'acquisition de Great Northern sur la Fiducie et sur les données présentées dans le relevé des données relatives aux réserves et l'information supplémentaire concernant les données relatives aux réserves selon l'annexe A51-101A1, contenus dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2003, sont compris dans la déclaration d'acquisition d'entreprise révisée de la Fiducie datée du 29 juin 2004 selon l'annexe 51-102A4, qui est intégrée aux présentes par renvoi.

FAITS NOUVEAUX

Le 8 septembre 2004, la Fiducie a réalisé la clôture d'un financement par voie d'acquisition ferme avec un consortium de preneurs fermes dirigé par Scotia Capitaux Inc. et émis 3,1 millions de parts de fiducie au prix de 11,30 $ chacune en contrepartie d'un produit brut de 35,03 M$.

TITRES ENTIERCÉS

À la connaissance de APF Energy, le nombre de titres de la Fiducie qui étaient entiercés au 31 décembre 2004 était le suivant :

Titres entiercés		
Désignation de la catégorie	Nombre de titres entiercés[1]	Pourcentage de la catégorie
Parts de fiducie	185 364	0,315 %

Note

(1) Les parts de fiducie ont été émises aux membres de la direction principale et entiercées en raison de l'internalisation des fonctions de gestion de la Fiducie en janvier 2003. Société de fiducie Computershare du Canada est l'agent d'entiercement. En janvier 2005, 78 513 parts de fiducie ont été libérées. Le solde des parts peut être libéré à raison de 78 513 parts de fiducie en janvier 2006 et de 28 338 en janvier 2007, à la condition que les porteurs soient des employés à temps plein à ce moment-là. Les parts de fiducie entiercées peuvent également être libérées si l'emploi du porteur prend fin sans motif valable ou, dans certains cas, si une offre d'achat est faite à l'égard des parts de fiducie ou si certaines autres opérations ont lieu.

RELEVÉ DES DONNÉES RELATIVES AUX RÉSERVES

L'information qui figure dans le présent relevé des données relatives aux réserves est prescrite par le paragraphe 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »). Les termes définis dans le règlement 51-101 ont le même sens dans le présent relevé.

La date d'effet de l'information fournie à l'égard des données relatives aux réserves de APF Energy, de APF Partnership et de Tika est le 31 décembre 2004, et la date de son élaboration est le 25 février 2005 pour ce qui est des réserves conventionnelles et le 18 février 2005 pour ce qui est des réserves de méthane de gisements houillers.

GLJ a élaboré le rapport GLJ sur APF et Sproule a élaboré le rapport Sproule sur APF. Dans le rapport GLJ, GLJ a regroupé les réserves évaluées par GLJ et Sproule en vue d'établir des prévisions globales pour l'entreprise. APF Energy a fourni aux employés de GLJ et à ceux de Sproule les renseignements de base, notamment les données sur les terrains et la comptabilité, les données sur les puits, les renseignements géologiques, les études sur les gisements, les estimations quant aux dates d'entrée en service, les renseignements sur les contrats, le prix des produits d'hydrocarbures actuels, les données sur les frais d'exploitation, les prévisions en matière de dépenses en immobilisations, les données financières et les projets d'exploitation futurs. Les autres données techniques, géologiques et économiques nécessaires pour effectuer l'évaluation et ayant servi de fondement au rapport GLJ sur APF et au rapport Sproule sur APF sont tirées de registres publics ou proviennent d'autres exploitants et de dossiers non confidentiels de GLJ et de Sproule, respectivement.

Le rapport sur les données relatives aux réserves de GLJ et de Sproule et le rapport de la direction et du conseil d'administration sur l'information portant sur le pétrole et le gaz sont présentés à l'annexe A et à l'annexe B, respectivement, de la présente notice annuelle.

Données relatives aux réserves

Les tableaux qui suivent présentent certains renseignements sur les réserves de pétrole et de gaz naturel de APF Energy, de APF Partnership et de Tika, ainsi que la valeur actualisée des produits d'exploitation nets futurs estimatifs provenant de ces réserves, et sont tirés du rapport GLJ sur APF et du rapport Sproule sur APF, regroupés dans le rapport GLJ. **On ne doit pas présumer que les valeurs actualisées estimatives des produits nets de production qui figurent dans les tableaux suivants représentent la juste valeur marchande des réserves. Les évaluations ne tiennent pas compte des provisions pour impôts sur le revenu. Il n'est pas certain que l'hypothèse des prix et coûts constants et l'hypothèse des prix et coûts prévisionnels se réaliseront et les écarts pourraient être importants.**

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS en date du 31 décembre 2004

PRIX ET COÛTS CONSTANTS

	RÉSERVES									
	PÉTROLE LÉGER ET MOYEN		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL		TOTAL	
CATÉGORIE DE RÉSERVES	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)	Brutes (kbep)	Nettes (kbep)
RÉSERVES PROUVÉES										
Mises en valeur exploitées	15 551	13 880	960	922	98 869	81 764	1 929	1 428	34 919	29 858
Mises en valeur inexploitées	471	431	404	386	11 459	9 307	114	78	2 899	2 447
Non mises en valeur	2 172	1 936	143	132	15 548	12 576	130	87	5 036	4 251
TOTAL DES RÉSERVES PROUVÉES	18 193	16 248	1 507	1 441	125 877	103 648	2 173	1 593	42 853	36 557
RÉSERVES PROBABLES	6 681	5 909	1 036	962	43 677	36 282	628	474	15 625	13 392
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	24 874	22 157	2 544	2 403	169 554	139 930	2 801	2 067	58 478	49 949

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS				
	AVANT IMPÔTS, CALCULÉE AU TAUX D'ACTUALISATION DE (en pourcentage par année)				
CATÉGORIE DE RÉSERVES	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
RÉSERVES PROUVÉES					
Mises en valeur exploitées	691,7	536,3	445,8	385,6	342,3
Mises en valeur inexploitées	54,6	41,5	33,7	28,4	24,6
Non mises en valeur	74,6	49,3	34,3	24,5	17,7
TOTAL DES RÉSERVES PROUVÉES	820,9	627,1	513,8	438,5	384,6
RÉSERVES PROBABLES	293,7	187,2	134,1	102,2	80,9
TOTAL DES RÉSERVES PROUVÉES ET DES RÉSERVES PROBABLES	1 114,6	814,3	647,9	540,7	465,5

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date du 31 décembre 2004

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	RÉSERVES									
	PÉTROLE LÉGER ET MOYEN		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL		TOTAL	
	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)	Brutes (kbep)	Nettes (kbep)
RÉSERVES PROUVÉES										
Mises en valeur exploitées	15 261	13 629	1 049	975	97 945	80 986	1 910	1 417	34 544	29 518
Mises en valeur inexploitées	477	438	477	451	11 422	9 255	115	79	2 973	2 510
Non mises en valeur	2 169	1 982	154	142	15 224	12 288	130	88	4 989	4 259
TOTAL DES RÉSERVES PROUVÉES	17 907	16 048	1 680	1 568	124 591	102 528	2 155	1 583	42 506	36 287
RÉSERVES PROBABLES	6 634	5 885	1 072	970	43 423	36 079	628	475	15 570	13 343
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	24 540	21 933	2 751	2 538	168 014	138 607	2 783	2 058	58 077	49 630

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

CATÉGORIE DE RÉSERVES	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS, CALCULÉE AU TAUX D'ACTUALISATION DE (en pourcentage par année)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
RÉSERVES PROUVÉES					
Mises en valeur exploitées	634.4	508.5	432.8	381.1	343,0
Mises en valeur inexploitées	52.4	39.2	31.8	26.9	23,3
Non mises en valeur	60.9	40.2	27.7	19.6	14,0
TOTAL DES RÉSERVES PROUVÉES	747.7	587.9	492.4	427.6	380.3
RÉSERVES PROBABLES	272.6	175.1	126.7	97.7	78.2
TOTAL DES RÉSERVES PROUVÉES ET DES RÉSERVES PROBABLES	1 020.3	763.0	619.1	525.3	458.6

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Notes

(1) La valeur actualisée nette des produits d'exploitation nets futurs est présentée uniquement sans tenir compte des impôts. Étant donné la structure de la Fiducie, les valeurs tenant compte des impôts seraient identiques.
(2) Les réserves « brutes » représentent la quote-part attribuable à l'intérêt économique direct de la société, sans déduire les redevances et sans inclure les droits de redevance.
(3) Les réserves « nettes » représentent la quote-part attribuable à l'intérêt économique direct de la société, déduction faite des obligations relatives aux redevances et compte tenu des droits de redevance.
(4) Les CIAR associés aux participations admissibles ont été inclus.
(5) L'incidence des opérations de couverture de APF Energy sur les produits prévus n'a pas été incluse.
(6) Le revenu tiré du traitement a été inclus dans le poste « Autres revenus » des prévisions économiques totales de la société.
(7) Les provisions pour abandon et remise en état ont été incluses uniquement pour les puits auxquels GLJ et Sproule ont attribué des réserves.
(8) Les frais généraux et administratifs et le recouvrement des frais généraux n'ont pas été inclus.
(9) L'analyse selon les prix constants a été effectuée en reprenant la base de données d'évaluation utilisant les prix affichés le dernier jour fixé (le 31 décembre 2004), sans hausse des coûts.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS (NON ACTUALISÉS) en date du 31 décembre 2004

PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	PRODUITS (en milliers de dollars)	REDEVANCES (en milliers de dollars)	FRAIS D'EXPLOITATION (en milliers de dollars)	FRAIS DE MISE EN VALEUR (en milliers de dollars)	FRAIS D'ABANDON DES PUITS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (en milliers de dollars)	IMPÔTS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS APRÈS IMPÔTS (en milliers de dollars)
Réserves prouvées	1 664 661	278 543	484 457	48 391	32 369	820 901	0	820 901
Réserves prouvées et probables	2 248 996	373 925	635 140	90 442	34 866	1 114 623	0	1 114 623

PRODUITS D'EXPLOITATION NETS FUTURS PAR GROUPE DE PRODUCTION en date du 31 décembre 2004

PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux annuel de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	212 755
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	6 505
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	290 093
	Autres produits d'exploitation/coûts de l'entreprise	4 432
	Total	513 784
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	266 826
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	9 916
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	366 053
	Autres produits d'exploitation/coûts de l'entreprise	5 086
	Total	647 881

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS (NON ACTUALISÉS) en date du 31 décembre 2004

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	PRODUITS (en milliers de dollars)	REDEVANCES (en milliers de dollars)	FRAIS D'EXPLOITATION (en milliers de dollars)	FRAIS DE MISE EN VALEUR (en milliers de dollars)	FRAIS D'ABANDON DES PUITS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (en milliers de dollars)	IMPÔTS (en milliers de dollars)	PRODUITS D'EXPLOITATION NETS FUTURS APRÈS IMPÔTS (en milliers de dollars)
Réserves prouvées	1 677 763	275 538	562 901	49 511	42 063	747 750	0	747 750
Réserves prouvées et probables	2 301 881	373 958	766 567	92 866	48 151	1 020 339	0	1 020 339

PRODUITS D'EXPLOITATION NETS FUTURS PAR GROUPE DE PRODUCTION en date du 31 décembre 2004

PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux annuel de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	219 415
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	14 031
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	254 573
	Autres produits d'exploitation/coûts de l'entreprise	4 333
	Total	492 352
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	275 376
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	20 395
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous extrait des puits de pétrole)	318 335
	Autres produits d'exploitation/coûts de l'entreprise	4 962
	Total	619 067

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence ainsi que les hypothèses relatives aux prix qui ont servi à établir les données relatives aux réserves et, dans le cas des prix et des coûts prévisionnels, les hypothèses relatives aux taux d'inflation.

SOMMAIRE DES HYPOTHÈSES RELATIVES AUX PRIX en date du 31 décembre 2004

PRIX ET COÛTS CONSTANTS

Prix du pétrole brut et du gaz naturel

Exercice	Taux d'inflation	Cours du change ($ US/$ CA)	Pétrole brut West Texas Intermediate à Cushing, en Oklahoma au cours alors en vigueur ($ US/b)	Pétrole brut Brent, FAB, Mer du Nord au cours alors en vigueur ($ US/b)	Pétrole brut léger peu sulfuré (40 °API, 0,3 % de soufre) à Edmonton au cours alors en vigueur ($ CA/b)	Pétrole brut de qualité Bow River à Hardisty au cours alors en vigueur ($ CA/b)	Substitut de pétrole brut lourd (12 °API) à Hardisty au cours alors en vigueur ($ CA/b)	Pétrole brut moyen (29 °API, 2,0 % de soufre) à Cromer au cours alors en vigueur ($ CA/b)	Liquides de gaz naturel en Alberta (en dollars actuels à ce moment-là)			
									Éthane pur ($ CA/b)	Propane à Edmonton ($ CA/b)	Butane à Edmonton ($ CA/b)	Pentane Plus à Edmonton ($ CA/b)
2004 (fin de l'exercice)	0,0 %	0,8308	43,45 $	40,46 $	46,54 $	25,92 $	24,33 $	32,12 $	22,66 $	29,79 $	34,44 $	48,97 $

Constant par la suite

Gaz naturel et soufre

Exercice	Prix du gaz US Gulf Coast à Henry Hub au cours alors en vigueur ($ US/MBtu)	Prix du Midwest à Chicago au cours alors en vigueur ($ US/MBtu)	Prix du disponible AECO-C au cours alors en vigueur ($ CA/MBtu)	À la sortie de l'usine en Alberta				À la sortie de l'usine en Saskatchewan			Colombie-Britannique		Prix du soufre FAB à Vancouver ($ US/tf)	Prix du soufre à la sortie de l'usine en Alberta ($ CA/tf)
				Prix du disponible au cours alors en vigueur ($/MBtu)	Prix de référence de l'Alberta ($/MBtu)	Prix du courtier-fournisseur ($/MBtu)	Alliance ($/MBtu)	SaskEnergy ($/MBtu)	Prix du disponible ($/MBtu)	Prix du disponible à Sumas ($ US/MBtu)	Prix à la sortie de l'usine de CanWest ($/MBtu)	Prix du disponible à la sortie de l'usine ($/MBtu)		
2004 (fin de l'exercice)	6.15 $	6.25 $	6.79 $	6.54 $	6.49 $	6.39 $	6.39 $	6.64 $	6.69 $	5.50 $	5.44 $	6.49 $	63.50 $	34.00 $

Constant par la suite

Sauf indication contraire, le point de référence du prix du gaz correspond au point de réception du gaz sur le réseau de transport du gaz provincial applicable, appelé la sortie de l'usine.
Le prix à la sortie de l'usine représente le prix avant les frais de collecte et de traitement du gaz brut.
Le prix du disponible désigne le prix mensuel moyen pondéré.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION en date du 31 décembre 2004

PRIX ET COÛTS PRÉVISIONNELS

Exercice	PÉTROLE[1]				Gaz naturel[1] Prix du disponible AECO-C au cours alors en vigueur ($ CA/MBtu)	Pentanes Plus à Edmonton ($ CA/b)	Taux d'inflation[1] (en pourcentage)	Cours du change moyen à midi de la Banque du Canada[2] ($ US/$ CA)
	Pétrole brut West Texas Intermediate à Cushing, en Oklahoma au cours alors en vigueur ($ US/b)	Pétrole brut léger non corrosif (40 °API, 0,3 % de soufre) à Edmonton au cours alors en vigueur ($ CA/b)	Substitut de pétrole brut lourd (12 °API) à Hardisty au cours alors en vigueur ($ CA/b)	Pétrole brut moyen (29 °API, 2,0 % de soufre) à Cromer au cours alors en vigueur ($ CA/b)				
Historique[3]								
2001	25.97	39.40	16.94	31.56	6.21	42.48	2.6	0.646
2002	26.08	40.33	26.57	35.48	4.04	40.73	2.2	0.637
2003	31.07	43.66	26.26	37.55	6.66	44.23	2.8	0.721
2004	41.38	52.96	29.11	45.75	6.88	54.07	1.9	0.769
Prévisions								
2005	42.00	50.25	27.50	43.75	6.60	50.75	2.0	0.82
2006	40.00	47.75	28.50	41.50	6.35	48.25	2.0	0.82
2007	38.00	45.50	28.75	39.50	6.15	46.00	2.0	0.82
2008	36.00	43.25	27.25	37.75	6.00	43.75	2.0	0.82
2009	34.00	40.75	25.50	35.50	6.00	41.25	2.0	0.82
2010	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2011	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2012	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2013	33.50	40.00	24.75	34.75	6.10	40.50	2.0	0.82
2014	34.00	40.75	25.50	35.50	6.20	41.25	2.0	0.82
2015	34.50	41.25	25.75	36.00	6.30	41.75	2.0	0.82
2016 et par la suite	2 %/an	2 %/an	2 %/an	2 %/an	2 %/an	2 %/an	2.0	0.82

Notes

(1) Taux d'inflation relatif aux prix et coûts prévisionnels.
(2) Cours du change utilisé pour produire les prix de référence indiqués dans ce tableau.
(3) Prix historiques moyens pondérés pour les quatre exercices les plus récents.
(4) Le prix prévisionnel est le prix prévisionnel standard de GLJ en date du 1er janvier 2005.

RAPPROCHEMENT DES RÉSERVES NETTES DE LA SOCIÉTÉ PAR TYPE DE PRODUIT PRINCIPAL

PRIX ET COÛTS PRÉVISIONNELS

Le tableau suivant présente le rapprochement des réserves prouvées et des réserves probables de APF pour l'exercice terminé le plus récent.

	Pétrole léger et moyen			Pétrole lourd			Gaz naturel conventionnel			Méthane de gisements houillers – États-Unis		
FACTEURS	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (Mpi^3)	Réserves probables nettes (Mpi^3)	Réserves prouvées et probables nettes (Mpi^3)	Réserves prouvées nettes (Mpi^3)	Réserves probables nettes (Mpi^3)	Réserves prouvées et probables nettes (Mpi^3)
31 décembre 2003[3]	13 229	4 034	17 263	1 646	1 099	2 745	58 781	15 025	73 806	692	6 490	7 182
Extensions	207	177	384	27	17	44	952	(110)	842	–	–	–
Récupération améliorée	355	17	372	1	–	1	9 484	4 030	13 514	7 120	(2 376)	4 744
Révisions techniques	(626)	(948)	(1 574)	62	(190)	(128)	1 534	(1 361)	173	2 286	(626)	1 660
Découvertes	48	39	87	–	–	–	230	115	345	–	–	–
Acquisitions	4 497	2 516	7 013	123	18	140	32 329	10 538	42 867	1 936	724	2 660
Aliénations	(5)	(4)	(8)	–	–	–				-	-	–
Facteurs économiques	191	54	245	102	27	129	423	368	791	58	50	108
Production	(1 848)	–	(1 848)	(393)	–	(393)	(14 690)	–	(14 690)	(291)	–	(291)
31 décembre 2004	16 048	5 885	21 933	1 568	970	2 538	89 043	28 605	117 648	11 801	4 262	16 063

	Méthane de gisements houillers – Canada			LGN			BEP		
FACTEURS	Réserves prouvées nettes (Mpi^3)	Réserves probables nettes (Mpi^3)	Réserves prouvées et probables nettes (Mpi^3)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (kbep)	Réserves probables nettes (kbep)	Réserves prouvées et probables nettes (kbep)
31 décembre 2003[3]	-	–	–	684	121	805	25 471	8 840	34 311
Extensions	–	–	–	4	1	6	397	176	573
Récupération améliorée	1 718	3 212	4 930	22	6	27	3 432	833	4 265
Révisions techniques	–	-	–	109	98	207	182	(1 371)	(1 190)
Découvertes	–	–	-	1	1	2	87	59	146
Acquisitions	–	–	–	961	247	1 208	11 292	4 658	15 949
Aliénations	–	–	–	–	–	–	(5)	(4)	(8)
Facteurs économiques	–	–	–	4	2	6	377	153	530
Production	(34)	-	(34)	(203)	–	(203)	(4 946)	–	(4 946)
31 décembre 2004	1 684	3 212	4 896	1 583	475	2 058	36 287	13 343	49 630

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Notes

(1) Aux fins de cette analyse, les réserves brutes sont définies comme étant les réserves totales dans lesquelles la société a un intérêt.

(2) Aux fins de cette analyse, les réserves nettes sont définies comme étant les réserves nettes, déduction faite des redevances.

(3) Conformément au règlement 51-101, les estimations sont établies de manière à ce que toutes les réserves prouvées et probables soient jugées récupérables (les réserves prouvées et probables sont en fait une « meilleure estimation »).

(4) APF Energy a des réserves de gaz naturel provenant de gisements houillers, tel qu'il est indiqué dans le tableau ci-dessus, mais aucune autre réserve non conventionnelle.

(5) La majorité des révisions techniques négatives de APF Energy peuvent être attribuées à la propriété Innisfail en exploitation non concertée (division du centre), à Macoun (division du sud-est de la Saskatchewan) et à Queensdale (division du sud-est de la Saskatchewan). À la propriété Innisfail en exploitation non concertée, un puits dans la formation de Viking a donné lieu à la découverte d'un gisement plus petit que prévu et une tentative de conditionnement dans la formation Pekisko n'a pas porté fruit en raison du manque de ciment dans le trou de forage 1957, où un nouveau forage n'aurait pas été rentable. À Macoun, les révisions ont été touchées par des taux de déclin accrus et la suppression d'emplacements réservés précédemment. À Queensdale, les activités de forage ont été réduites en conséquence des résultats du rendement de puits horizontaux forés récemment et de l'augmentation des frais d'exploitation. APF Energy a obtenu des révisions à la hausse importante à sa propriété de Countess (division du sud) en raison de la plus grande profondeur des zones de forage et du rendement meilleur que prévu obtenu à un certain nombre de puits de Medicine Hat/Milk River.

RAPPROCHEMENT DE LA VARIATION DE LA VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS ACTUALISÉS AU TAUX DE 10 %

RÉSERVES PROUVÉES TOTALES

PRIX ET COÛTS CONSTANTS

PÉRIODE ET FACTEUR	Avant les impôts de 2004 (en milliers de dollars)	Après les impôts de 2004 (en milliers de dollars)
Valeur actualisée nette estimative au 31 décembre 2003	–	**345 410**
Ventes de pétrole et de gaz pendant la période, déduction faite des frais de production et des redevances[1]	(148 470)	(148 470)
Variation attribuable aux prix, aux frais de production et aux redevances relatifs à la production prévisionnelle[2]	30 682	30 682
Frais de mise en valeur pendant la période[3]	52 172	52 172
Variation des frais de mise en valeur prévisionnels[4]	(65 574)	(65 574)
Variation résultant des extensions et de la récupération améliorée[5]	55 065	55 065
Variation résultant des découvertes[5]	1 942	1 942
Variation résultant de l'acquisition de réserves[5]	176 057	176 057
Variation résultant de l'aliénation de réserves[5]	(65)	(65)
Augmentation due à l'actualisation[6]	34 541	34 541
Variation nette des impôts [7]	–	–
Variation résultant des révisions des réserves techniques	6 313	6 313
Toutes les autres variations	(142 662)	25 712
Estimation de la valeur actualisée nette au 31 décembre 2004	–	**513 784**

Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Notes

(1) Données réelles de la société sans tenir compte des impôts, à l'exclusion des frais généraux et administratifs.
(2) Incidence de la variation des prix et des autres facteurs économiques sur les produits d'exploitation nets futurs.
(3) Dépenses en immobilisations réelles relatives à l'exploration, à la mise en valeur et à la production de réserves de pétrole et de gaz.
(4) Variation des frais de mise en valeur prévisionnels pour les propriétés évaluées au début de la période.
(5) Valeur actualisée nette des réserves connexes à la fin de la période.
(6) Estimée à 10 % de la valeur actualisée nette du début de la période.
(7) Écart entre les impôts prévisionnels au début de la période et les impôts réels pour la période, majoré des impôts prévisionnels à la fin de la période.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Les réserves non mises en valeur prouvées et probables ont été estimées conformément aux normes et méthodes stipulées dans le manuel COGE. En règle générale, les réserves non mises en valeur sont mises en valeur dans les deux ans suivant la date d'effet. Des dépenses en immobilisations estimées à 20,8 M$ en 2005 et à 8,2 M$ en 2006 devront être engagées pour mettre en valeur les réserves non mises en valeur prouvées.

Facteurs ou incertitudes importants

Pour obtenir de plus amples renseignements sur les facteurs économiques importants ou les incertitudes importantes qui touchent des éléments précis des données relatives aux réserves, se reporter aux rubriques « Rapport de gestion » et « Facteurs de risque – Activités de APF Energy, de APF Partnership et de Tika ».

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits aux fins de l'estimation des produits d'exploitation nets futurs de APF Energy attribuables aux catégories de réserves indiquées ci-dessous.

Les frais de mise en valeur futurs seront financés au moyen des fonds autogénérés ou de financements par emprunts ou d'une combinaison des deux. Ces frais n'auront pas d'effet important sur les réserves et les produits d'exploitation nets futurs divulgués.

	Frais de mise en valeur déduits aux fins de l'estimation des produits d'exploitation nets futurs													
	Frais de mise en valeur - non actualisés (en milliers de dollars)							Frais de mise en valeur – actualisés au taux de 10 %						
Catégorie de réserves	2005	2006	2007	2008	2009	Par la suite	Total	2005	2006	2007	2008	2009	Par la suite	Total
Total des réserves prouvées (prix et coûts constants)	29 445	8 594	2 549	824	1 558	5 421	48 391	28 075	7 449	2 009	590	1 015	2 184	41 322
Total des réserves prouvées (prix et coûts prévisionnels)	28 635	8 766	2 651	875	1 686	6 898	49 511	27 302	7 598	2 089	627	1 098	2 598	41 312
Total des réserves prouvées et probables (prix et coûts prévisionnels)	58 322	18 993	4 381	1 123	1 691	8 356	92 866	55 608	16 463	3 452	804	1 101	3 173	80 601

Autres renseignements pétroliers et gaziers

Propriétés et puits pétrolifères et gazéifères

Propriétés productives principales

Au 31 décembre 2004, APF Energy, APF Partnership et Tika avaient un intérêt dans des propriétés pétrolifères et gazéifères qui faisaient l'objet d'une exploitation concertée et non concertée. La totalité de la valeur actualisée des produits d'exploitation nets futurs estimatifs tirés des propriétés se trouve dans les zones principales, comme en fait état le tableau suivant :

Propriété	Intérêt économique direct moyen[1] (en pourcentage)	Intérêt dans les réserves[2][3] (kbep)	Production nette estimative en 2005[6] (bep/j)	Durée des réserves[3][4] (années)	Valeur de l'actif[3][5] (en milliers de dollars)	Valeur de l'actif[3][5] (en pourcentage)
Sud-est de la Saskatchewan	5	10 047	3 855	7,1	96 322	17
Sud	52	11 827	4 195	7,7	126 414	22
Centre	45	20 452	7 429	7,5	210 945	36
Ouest	6	12 150	3 330	10,0	114 106	20
MGH	55	4 257	684	17,1	28 372	5
CIAR/DCGNA(7)	–	–	–		1 110	–
		58 733	19 493	8,3	577 269	100

Notes

(1) L'intérêt, exprimé en pourcentage, est fondé sur la quote-part dans les réserves prouvées et les réserves probables, au sens du règlement 51-101, détenues en propriété, y compris l'intérêt économique direct et la redevance dérogatoire.
(2) La quote-part dans les réserves récupérables détenues en propriété avant de déduire les redevances.
(3) Selon les réserves prouvées et les réserves probables présentées dans le rapport GLJ sur APF. Voir « Données relatives aux réserves ».
(4) La durée des réserves est la période à écouler durant laquelle la production devrait être rentable selon les estimations.
(5) Actualisé à 12 % et fondé sur les hypothèses de la hausse des prix et des coûts prévisionnels qui figurent dans le rapport GLJ sur APF. On a tenu compte du CIAR lorsqu'il y avait lieu.
(6) Le taux de production moyen en 2005 présenté dans le rapport GLJ sur APF.
(7) Déduction relative au coût du gaz naturel de l'Alberta.

Le texte qui suit décrit, par zone, les propriétés pétrolifères et gazéifères productives principales de APF Energy, de APF Partnership et de Tika. Sauf indication contraire, les données sur la production estimative, sur les acres bruts et nets et sur le nombre de puits sont au 31 décembre 2004. Dans la présente rubrique, les renvois aux propriétés appartenant à APF Energy comprennent les intérêts appartenant à APF Partnership et à Tika. **Toutes les données relatives aux réserves présentées dans la présente rubrique sont tirées du rapport GLJ sur APF en date du 31 décembre 2004. Il y a lieu de se reporter au rapport GLJ sur APF ainsi qu'aux hypothèses et aux autres critères d'évaluation dont il est question à la rubrique intitulée « Relevé des données relatives aux réserves » ci-dessus.**

Propriétés principales

L'exploitation de APF Energy comporte cinq divisions : le sud-est de la Saskatchewan, le sud, le centre, l'ouest et le méthane de gisements houillers. Chaque division compte des experts techniques et d'affaires ainsi que des employés de soutien dont le mandat consiste à accroître la valeur de l'actif qu'ils gèrent par l'entremise de projets de mise en valeur, d'exploration et d'optimisation ainsi que d'acquisitions.

Division du sud-est de la Saskatchewan

Propriétés clés : Queensdale, Tatagwa, Macoun, Handsworth, Carlyle, Star Valley
Formations ciblées : Alida, Frobisher, Midale

Les propriétés de APF Energy dans le sud-est de la Saskatchewan produisent du pétrole léger et moyen à partir de gisements du Mississippien. La production du quatrième trimestre de 2004 s'est établie en moyenne à 3 600 bep/j, constitués à 97 % de pétrole, d'une densité moyenne de 32° API. APF Energy exploite la majorité de ses éléments d'actif du sud-est de la Saskatchewan à raison d'un intérêt économique direct moyen de 80 %.

En 2004, APF Energy a investi des capitaux de 12,0 M$ dans le sud-est de la Saskatchewan, dont une tranche de 10,5 M$ a été affectée au forage, aux conditionnements et aux raccordements, ce qui s'est traduit par 19 puits de pétrole (10,0 puits nets) et un puits sec (1,0 puits net). Le solde de 1,5 M$ a été investi dans des acquisitions de propriétés, dans des terrains et dans des données sismiques. Au quatrième trimestre de 2004, APF Energy a foré avec succès un puits de découverte de pétrole à Tableland, nouvelle propriété d'exploration pour la Fiducie. APF Energy a acquis de vastes terrains, à raison d'un intérêt économique direct de 100 % dans 8 884 acres nets non mis en valeur, qui sont prometteurs dans les formations Bakken, Midale et Frobisher. Tableland est située au nord-est des activités exercées du côté américain de la frontière, où le secteur explore un axe important dans la formation Bakken. APF Energy prévoit mettre en œuvre un programme sismique tridimensionnel à Tableland au cours du premier trimestre de 2005 au fil de son évaluation du potentiel de cette zone.

Queensdale représente une zone clé pour la Fiducie depuis 2001 et continue de constituer une propriété importante dans le sud-est de la Saskatchewan, où le forage effectué au cours de 2004 a donné lieu à six puits (4,3 puits nets). Queensdale permet d'accroître l'exploitation, d'après une base de données sismiques tridimensionnelles étendue qui permet à APF Energy de circonscrire la structure du gisement et de repérer des occasions éventuelles de réduction de l'espacement et de mise en valeur.

À Handsworth, propriété acquise dans le cadre de l'acquisition de Kinwest Resources en 2002, un examen technique a indiqué qu'il était possible d'accroître la production et les réserves au moyen de nouveaux forages horizontaux et de rentrées. APF Energy prévoit forer deux puits à raison d'un intérêt économique de 100 % au cours de 2005, en ciblant la formation Alida.

Les éléments d'actif de Star Valley de APF Energy produisent actuellement à partir de la formation Alida. La société prévoit forer à trois emplacements à Kisbey au cours de 2005. Kisbey s'étend au-dessus de la formation Alida et on estime qu'elle constitue une zone séparée, d'après un puits foré en 2004. D'après les résultats de ce puits, il existe d'excellentes possibilités pour les terrains structurellement plus élevés de APF Energy.

Division du sud

Propriétés clés : Countess, Robsart, Wayne-Rosedale, Retlaw, Carmangay
Formations ciblées : Belly River, Milk River, Medicine Hat, Second White Specks, Barons, Bow Island, Basal Colorado, Mannville, Glauconitic, Sunburst

Les éléments d'actif du sud de APF Energy sont largement caractérisés par des dépôts de gaz naturel peu profonds. La production du quatrième trimestre de 2004 s'est établie en moyenne à 3 800 bep/j, soit 500 b/j de LGN et 19 800 kpi^3/j de gaz.

En 2004, APF Energy a investi une somme de 19,5 M$ dans des projets de mise en valeur et a foré 109 puits (55,34 puits nets). APF Energy a concentré une part importante de ses activités dans les éléments d'actif de Countess, mais a également foré activement pour découvrir du pétrole et du gaz à Carmangay, Craigmyle, Enchant, Leahurst, Retlaw et Turin. Ces propriétés ont été acquises dans le cadre de l'acquisition de Nycan Energy, en avril 2003. Les propriétés Robsart axées exclusivement sur le gaz ont été acquises dans le cadre de l'acquisition de Great Northern, ce qui a ajouté des réserves de plus de 600 kbep au total des réserves prouvées et probables de APF Energy. Le forage de trois puits (1,5 puits net) sur ces propriétés a remplacé 98 % des 167 bep/j de produits.

Outre le gaz peu profond, APF Energy a des droits plus en profondeur sur un certain nombre de ses propriétés, y compris Countess. Grâce au succès constant remporté par les activités de forage sur ces terrains, 83 puits peu profonds et profonds (48,9 puits nets) ont été forés au cours du quatrième trimestre de l'exercice. APF Energy a constitué son portefeuille foncier initial dans cette région en 1996 et a accru la production et les réserves chaque année par la suite. Les formations ciblées à Countess sont principalement celles de Medicine Hat et Milk River, à une profondeur moyenne de 550 mètres. Au cours de 2005, APF Energy continuera de tirer parti du succès qu'elle a connu à Countess, et prévoit forer 39 puits (34,5 puits nets). Des cibles plus profondes continueront d'être forées à la suite du succès des forages effectués en 2004.

En 2004, APF Energy a foré avec succès 6 puits (2,0 puits nets) et a mis en œuvre un programme sismique tridimensionnel à Carmangay ciblant les formations Second White Specks, Barons, Bow Island et Sunburst. En 2005, APF Energy affectera une somme supplémentaire de 1,0 M$ au forage de nouveaux puits en fonction de l'interprétation des données sismiques tridimensionnelles.

Les coûts du forage sur les propriétés de la division du sud sont relativement bas et la vaste étendue de terrains non mis en valeur de APF Energy a permis la mise en application de projets de forage à puits multiples chaque année depuis la création de celle-ci.

Division du centre

Propriétés clés : Innisfail, Wood River, Millet, Epping, Lone Rock, Cadogan
Formations ciblées : Edmonton (Crétacé), Belly River, Viking, Mannville, Pekisko, Wabamun, Nisku, Leduc

Des possibilités de croissance importantes se sont présentées à la division du centre au cours de 2004, favorisées principalement par l'acquisition de Great Northern. La production s'est établie en moyenne à 7 100 bep/j au cours du quatrième trimestre, se composant de 3 400 b/j de LGN et 22 700 kpi^3/j de gaz.

En 2004, APF Energy a consacré des dépenses en immobilisations de 12,0 M$ au forage de 22 puits (12,2 puits nets). Le forage sur les propriétés de pétrole et de gaz conventionnels a généré une production de 900 bep/j et des réserves prouvées et probables d'environ 700 kbep. APF Energy s'est intéressée aux ventes de terrains de la Couronne tout au long de l'exercice, faisant l'acquisition de terrain non mis en valeur adjacents à ses propriétés. Les programmes mis en œuvre à Innisfail et à Wood River ont représenté 10 (8,6 puits nets) des puits forés, et 25 autres emplacements ont été repérés pour 2005.

Les activités d'extraction du pétrole lourd se poursuivront aux propriétés Epping, Lone Rock et Cadogan de APF Energy, situées le long de la bordure orientale de la frontière de l'Alberta. APF Energy intensifiera considérablement ses activités par rapport à 2004 au moyen du forage de 13 puits (11,0 puits nets) planifié pour 2005. En dépit d'écarts considérables dans le prix du pétrole lourd, la vigueur constante des prix du brut a donné lieu à des revenus nets positifs.

APF Energy a acquis les propriétés Innisfail et Wood River dans le cadre de l'acquisition de Great Northern en 2004. Les activités de forage à Innisfail ciblent le gaz peu profond de la formation Edmonton Sand et le pétrole profond des formations Pekisko et Leduc, alors que les zones productives principales de Wood River sont les formations Belly River et Ellerslie. Les éléments d'actif de Wood River sont prometteurs pour ce qui est de la production conventionnelle et de gisements houillers en zones multiples. APF Energy prévoit affecter une somme de 5,3 M$ au forage de 11 puits conventionnels (6,5 puits nets) sur ces propriétés en 2005.

Le programme d'immobilisations de 2005 de la division du centre devrait totaliser 12,4 M$, dont 11,4 M$ seront consacrés au forage et aux conditionnements et 1,0 M$ aux terrains et aux données sismiques. Les activités seront concentrées sur les possibilités internes que recèlent Innisfail, Wood River et les propriétés de pétrole lourd de Epping et Lone Rock.

Division de l'ouest

Propriétés clés : Leaman, Paddle River, Swan Hills, Redwater, Pembina, Sakwatamau
Formations ciblées : Edmonton, Belly River, Cardium, les portions supérieure et inférieure de la formation Mannville, Nordegg, Swan Hills

Les propriétés de la division de l'ouest de APF Energy offrent différentes possibilités pour ce qui est du pétrole et du gaz naturel. Au cours du quatrième trimestre de 2004, la société a produit en moyenne 3 700 bep/j, soit 1 500 bep/j de LGN et 13 000 kpi^3 de volumes de gaz naturel.

Les dépenses de mise en valeur de 11,1 M$ engagées en 2004 ont permis de forer 27 puits (8,5 puits nets). La majorité des activités de 2004 ont été concentrées à Swan Hills et Paddle River.

La concession n° 1 de Swan Hills est un gisement de pétrole léger de premier ordre qui jouit d'un long indice de durée de réserve de 19 ans. Au cours de 2004, APF Energy a participé au forage de 6 puits (0,15 puits net) à Swan Hills, y compris un puits d'injection. La participation dans cette propriété a été acquise en 2003 et 7 nouveaux emplacements ont été repérés pour 2005. La modélisation approfondie du gisement a indiqué qu'un programme d'injection d'eau permettrait d'augmenter les réserves et qu'une injection de fluides miscibles pourrait permettre une récupération tertiaire.

À Paddle River, APF Energy a foré 3 puits (1,0 puits net) qui ont mis à l'essai les formations Edmonton et Belly River, où il existe d'autres possibilités de forage. APF Energy exerce des activités à Paddle River depuis l'acquisition de cet actif en 2002.

Au total, en 2005, des fonds de 9,8 M$ ont été affectés à des projets aux propriétés Leaman et Swan Hills ainsi qu'à d'autres propriétés, ce qui comprend une somme de 3,3 M$ consacrée à des évaluations sismiques que APF Energy prévoit utiliser pour repérer de nouveaux emplacements.

Division du méthane de gisements houillers

Propriétés clés : Alberta : Bittern Lake, Doris-Corbett, Knellar, Stettler, Trochu-Rowley, Wetaskiwin, Wood River. Wyoming : Big Bend, Hensley Draw, Kane, North Carson.
Formations ciblées : Alberta : Formation Edmonton (membre du Horseshoe Canyon), portion supérieure de la formation Mannville. Wyoming : Formation Fort Union (filons Big George, Wyodak, Cook, Canyon, Wall et Pawnee).

APF Energy est active dans trois zones recelant du MGH. L'acquisition de CanScot Resources en 2003 comprenait la production de MGH dans le bassin de Powder River (« PRB ») du Wyoming et des possibilités de production à partir de la portion supérieure de la formation Mannville, dans l'ouest de l'Alberta. En 2004, grâce à l'acquisition de Great Northern et de terrains supplémentaires, APF Energy s'est constitué un portefeuille foncier très prometteur le long du passage de la formation Horseshoe Canyon (« HSC »), en Alberta.

Depuis son acquisition initiale de MGH, APF Energy a fait passer sa production quotidienne de MGH de 500 kpi^3 à 1 800 kpi^3 à l'heure actuelle. La production de MGH du quatrième trimestre s'est établie en moyenne à 1 500 kpi^3/j.

À la fin de 2003, les réserves prouvées et probables de MGH de APF Energy s'élevaient à 1 475 kbep d'une valeur actualisée nette (« VAN ») actualisée au taux de 10 % de 3,5 M$. L'évaluation du 31 décembre 2004 a fait grimper les réserves prouvées et probables à 4 268 kbep et leur valeur, à 31,2 M$.

Alberta

En 2004, les activités de forage visant la découverte de MGH se sont concentrées dans la formation HSC. Le gaz naturel produit par ces filons houillers sont peu profonds, sans eau associée. Au 31 décembre 2004, les sociétés du secteur avaient foré plus de 2 500 puits dans la formation HSC, générant une production totale actuelle d'environ 150 Mpi^3/j, ce qui fait de cette zone l'une des plus grandes nouvelles découvertes de gaz dans l'ouest canadien depuis des décennies. Au cours de l'exercice, plusieurs projets pilotes ont été entrepris le long d'une orientation de 100 kilomètres en vue d'évaluer les vastes terrains de APF Energy. Grâce à des résultats très encourageants, APF Energy prévoit accélérer le rythme de ses activités, principalement à Wood River, à Wetaskiwin et à Bittern Lake. APF Energy a acquis des terrains de 15 095 acres nets dans la région dans le cadre de ventes de terrains de la Couronne tout au long de l'année, à un coût total de 5,1 M$. Des essais pilotes initiaux ont également permis d'attribuer à APF Energy des réserves prouvées et probables de 5,5 Gpi^3 au 31 décembre 2004 dans la formation HSC. La Fiducie prévoit intensifier son programme dans la formation HSC en 2005, avec le forage de 56 puits (41 puits nets). En outre, on procède à la construction d'installations de compression et de traitement du gaz en vue de traiter les volumes accrus de la production.

APF Energy a concentré ses activités de forage dans la formation HSC à Wood River et à Bittern Lake. Des 14 puits (9,4 puits nets) forés au cours de 2004, quatre étaient raccordés à la fin de l'exercice, le reste devant l'être au cours de la première moitié de 2005. APF Energy prévoit forer 56 puits (41,4 puits nets) dans la formation HSC, à un coût total de 15,3 M$. APF Energy a présenté une demande en vue d'obtenir des permis de détention qui lui permettront d'accroître la densité des puits pour la faire passer à quatre puits par section sur la plupart de ses terrains de MGH en Alberta, et de tirer parti d'autres occasions de mise en valeur.

À Bittern Lake, des propriétés ont été acquises grâce aux nouveaux travaux d'exploration effectués en 2004. Les résultats d'un puits d'essai initial ont servi à évaluer de vastes terrains de la Couronne qui ont été acquis au cours de l'exercice. Trois puits forés sur les terrains acquis en 2004 ont été fructueux, ce qui permettra de mettre en œuvre des plans de mise en valeur à pleine échelle en 2005.

La propriété Wood River de APF Energy produit des volumes de gaz conventionnel et de MGH. En 2004, la société a foré 8 puits de MGH (4,3 puits nets) et un puits de reconditionnement (1,0 puits net), au coût de 1,2 M$. Trois des puits sont exploités à raison d'un intérêt économique direct de 100 % et tous ont fait l'objet d'essais avant la fin de l'exercice. Deux de ces puits sont en production, à un taux combiné d'environ 400 kpi³/j, le troisième étant en attente de raccordement. APF Energy a repéré 83 emplacements de puits de MGH supplémentaires (44,6 emplacements nets) sur ses terrains existants à Wood River. Le forage et le raccordement de 18 puits (8,5 puits nets) ont été budgétés pour 2005 à un coût estimatif de 3,3 M$.

APF Energy a participé au forage de 5 puits de MGH (3,1 puits nets) sur ses propriétés de la division du sud, qui ciblaient tous la formation HSC. Trois de ces puits ont été conditionnés et étaient productifs au cours de la première moitié de 2004, et un puits est en attente de raccordement. Le dernier puits a été foré à Craigmyle au cours du quatrième trimestre et sera conditionné au début de 2005. APF Energy prévoit poursuivre le forage en vue de découvrir du MGH dans cette région au cours de 2005, ayant repéré sept nouveaux emplacements.

Les activités se poursuivent avec le projet pilote dans la portion supérieure de la formation Mannville aux propriétés Doris et Corbett. Le processus d'assèchement à partir du premier puits a commencé en mars 2003. Au cours de 2004, 6 puits (2,1 puits nets) ont été forés alors que le projet passait à la phase II. Le processus d'assèchement se poursuit, et le projet n'a dégagé aucun volume de production commerciale à ce jour. Les activités exercées sur les terrains avoisinant les projets de APF Energy demeurent intenses, le forage de neuf puits horizontaux ayant été autorisé sur des terres adjacentes en 2004. Cette situation témoigne de l'optimisme persistant à l'égard du potentiel des réserves dans la région et de la volonté d'appliquer des technologies diverses afin de réaliser des bénéfices. APF Energy demeure confiante à l'égard de ses éléments d'actif. La société a donné en sous-traitance des projets de mise en valeur sur plusieurs sections afin de réduire au maximum leur incidence sur les rentrées de fonds tout en continuant de participer au potentiel de croissance.

Wyoming

Le succès des activités de forage et un programme de mise en valeur arrivant à terme ont favorisé l'expansion des projets de MGH sur les propriétés de APF Energy au Wyoming. La majeure partie de ces terrains ont été acquis dans le cadre de l'acquisition de CanScot en 2003.

Le bassin de Powder River produit du MGH à des taux commerciaux depuis 1998. Les paramètres de forage sont très intéressants, les coûts du forage, du conditionnement et du raccordement des puits s'élevant, en moyenne, à 100 000 $ US. Big Ben, Kane et North Carson ont compté pour la plus grande part des activités de forage de la Fiducie en 2004. Au cours de l'exercice, APF Energy a acquis les participations de deux partenaires, faisant passer son intérêt économique direct à 86,7 % à Big Ben, à environ 27 % à Kane et à 25 % à North Carson. Au total, 81 puits (29,4 puits nets) ont été forés sur les propriétés du Wyoming au cours de 2004 et le forage d'un nombre supplémentaire de 77 puits (31,7 puits nets) est prévu pour 2005.

Le taux d'augmentation du forage et de la production dans le bassin de Powder River devrait se poursuivre en 2005 grâce à l'affectation de dépenses en immobilisations de 4,5 M$. APF Energy prévoit accélérer la conversion des réserves non mises en valeur en réserves productives au moyen de son programme de forage ainsi que la production à partir des puits qui sont actuellement en cours d'assèchement. La société a repéré 50 nouveaux emplacements de forage (12,5 emplacements nets) à North Carson et prévoit forer 14 autres puits (3,5 puits nets) en 2005. Une somme totalisant 1,4 M$ a été affectée au forage des 64 puits (16,0 puits nets) dans le cadre de ce projet.

Installations

Le tableau qui suit présente les installations principales dans lesquelles APF Energy et APF Partnership avaient un intérêt au 31 décembre 2004.

Zone	Installations principales(1)	
Sud-est de la Saskatchewan	Intérêts économiques directs divers dans des installations pétrolières	
Countess (Alberta)	53,3 %	Installation de compression et de traitement Countess 8-36
	100,0 %	Précompresseur Countess 10-9
	100,0 %	Précompresseur Countess 5-33
	67,5 %	Précompresseur Countess 11-32
	20,0 %	Précompresseur Countess 10-4
	100,0 %	Compresseur et précompresseur Countess-Leckie

Zone	Installations principales[1]	
Redwater (Alberta)	60,1 %	Compresseur Radway 11-6
	50,0 %	Compresseur Redwater 8-9
	50,0 %	Compresseur Redwater 13-27
Pembina (Alberta)	1,3 %	Concession North Pembina
	7,4 %	Concession Pembina Cardium n° 12
	100,0 %	Concession Pembina Cardium n° 20
	6,9 %	Concession Pembina Cardium n° 9
	100,0 %	Concession Champlin-Peruvian Cardium
	0,5 %	Pembalta n° 1
	0,7 %	Pembalta n° 2
	1,1 %	Pembalta n° 3
	2,7 %	Pembalta n° 4
	0,1 %	Pembalta n° 5
	1,2 %	Pembalta n° 7
	1,2 %	Pembalta n° 8
Paddle River (Alberta)	11,9 %	Usine de gaz Paddle River
	19,3 %	Injection de gaz acide Paddle River
	15,2 %	Collecte et compression de gaz Paddle River
	100,0 %	Collecte de gaz et séparateur à l'admission Greencourt
	10,4 %	Usine de gaz Thunder Lake
	4,7 %	Usine de gaz Whitecourt
Joffre (Alberta)	40,8 %	Usine de gaz Joffre 13-12
	74,3 %	Compresseur Joffre 11-12
Sakwatamau (Alberta)	100,0 %	Unités de traitement aux amines et de traitement des liquides et du pétrole Sakwatamau 6-12
	66,7 %	Unité de compression Sakwatamau 6-12
	29,2 %	Unité de réfrigération Sakwatamau 6-12
Innisfail (Alberta)	97,7 %	Concession Innisfail Leduc n° 1
	79,0 %	Réseau de collecte de gaz Innisfail
Watelet (Alberta)	53,6 %	Installation de traitement du gaz Watelet 7-14
	59,5 %	Compresseur Watelet 6-33
Wood River (Alberta)	83,2 %	Usine de gaz et réseau de collecte de gaz Wood River 1-28
	100,0 %	Précompresseur Wood River 2-10

Note

(1) Les « installations principales » comprennent uniquement les installations de traitement d'importance et les pipelines connexes de la zone désignée.

Puits productifs

Le tableau suivant présente le nombre de puits se trouvant sur les propriétés principales dans lesquels APF Energy et APF Partnership avaient un intérêt au 31 décembre 2004 et dont elles estiment qu'ils pourraient être mis en production :

	Puits productifs[1]				Puits fermés[2][6]					
	Gaz		Pétrole		Gaz		Pétrole		Autres[5]	
	Bruts[3]	Nets[4]	Bruts[3]	Nets[4]	Bruts[3]	Nets[4]	Bruts[3]	Nets[4]	Bruts[3]	Nets[4]
MGH	66	21	–	–	8	3	–	–	–	–
Centre	287	91	241	148	15	7	8	5	59	42
Sud-est de la Saskatchewan	–	–	1 110	241	–	–	–	–	44	30
Sud	889	490	147	43	69	23	4	–	9	6
Ouest	152	67	898	67	7	2	3	–	9	3
TOTAL	1 394	669	2 396	499	99	35	15	5	121	81

Notes

(1) Ces renseignements proviennent du rapport GLJ sur APF et du rapport Sproule sur APF en date du 31 décembre 2004 ainsi que de rapports internes de APF Energy.

(2) « Puits fermés » désigne les puits qui ne sont pas productifs, mais dont APF Energy estime qu'ils pourraient être mis en production.

(3) « Puits bruts » désigne le nombre de puits se trouvant sur les propriétés dans lesquels APF Energy a un intérêt.

(4) « Puits nets » désigne le nombre de puits bruts multiplié par l'intérêt économique direct net de APF Energy dans ceux-ci.

(5) Les « autres puits » comprennent les puits d'injection, de refoulement et de service.

(6) Tous les puits auxquels on a attribué des réserves prouvées inexploitées se trouvent à une distance économique de réseaux de collecte, de pipelines ou d'autres moyens de transport.

Propriétés auxquelles aucune réserve n'a été attribuée

Le tableau suivant présente les terrains non mis en valeur de APF Energy au 31 décembre 2004.

	Terrains non mis en valeur	
	Superficie brute	Superficie nette
Sud	391 360	176 700
Centre	285 120	116 105
Ouest	319 200	162 034
Sud-est de la Saskatchewan	234 400	63 040
Total	1 230 080	517 879

Outre les réserves pétrolières et gazières canadiennes, GLJ a également évalué à 64,7 M$ les terrains non mis en valeur nets de 517 879 acres de APF Energy. La valeur a été calculée d'après les ventes de terrains avoisinant ceux de APF Energy, l'intérêt économique direct applicable et le profil d'expiration. De plus, APF Energy détient des terrains non mis en valeur de 10 801 acres nets au Wyoming, auxquels aucune valeur n'a été attribuée.

Aucun engagement n'a été pris en vue d'effectuer des travaux sur les terrains non mis en valeur jusqu'au 31 décembre 2004. APF Energy prévoit que ses droits sur 74 529 acres nets de terrains non mis en valeur pourraient expirer dans un délai d'un an.

Contrats à livrer

Au 21 mars 2005, APF avait conclu les instruments dérivés suivants :

Instruments dérivés relatifs au pétrole brut et au gaz naturel :

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix unitaire quotidien moyen
Mars 2005	Pétrole brut	Swap	1 000 b	36,90 $ US
Mars 2005	Pétrole brut	Tunnel	1 000 b	de 38,00 $ US à 44,95 $ US
Mars 2005	Pétrole brut	Vente d'options d'achat	500 b	42,37 $ US (prime de 3,19 $ US)
Avril à juin 2005	Pétrole brut	Swap	667 b	36,66 $ US
Avril à juin 2005	Pétrole brut	Tunnel	3 000 b	de 40,50 $ US à 47,18 $ US
Avril à juin 2005	Pétrole brut	Vente d'options d'achat	500 b	40,95 $ US (prime de 3,45 $ US)
Juillet à septembre 2005	Pétrole brut	Tunnel	3 500 b/j	de 43,13 $ US à 51,08 $ US
Octobre à décembre 2005	Pétrole brut	Tunnel	3 000 b	de 46,50 $ US à 54,48 $ US
Janvier à mars 2006	Pétrole brut	Tunnel	3 500 b	de 45,43 $ US à 54,26 $ US
Avril à juin 2006	Pétrole brut	Tunnel	2 500 b	de 46,20 $ US à 55,38 $ US
Mars 2005	Gaz naturel	Vente d'options d'achat	5 000 GJ	11,80 $ CA
Mars 2005	Gaz naturel	Tunnel	5 000 GJ	de 7,00 $ CA à 11,35 $ CA
Avril à octobre 2005	Gaz naturel	Tunnel	5 000 MBtu	de 6,50 $ US à 6,90 $ US
Avril à octobre 2005	Gaz naturel	Tunnel	20 000 GJ	de 6,13 $ CA à 7,25 $ CA
Novembre 2005 à mars 2006	Gaz naturel	Tunnel	30 000 GJ	de 6,92 $ CA à 9,72 $ CA

Instruments dérivés relatifs au change :

Le risque de change est le risque qu'une variation du cours du change du dollar américain par rapport au dollar canadien ait une incidence défavorable sur les résultats d'exploitation et financiers de la Fiducie.

Durée	Type de contrat	Montant (en milliers de dollars US)	Cours du change ($US/$CA)
Mars à avril 2005	À livrer	5 000	1,3550
Mars à avril 2005	À livrer	5 000	1,3680
Mars à décembre 2005	Tunnel	5 000	1,2300 à 1,2700
Mars à décembre 2005	Tunnel	10 000	1,2000 à 1,2600
Mars à décembre 2005	Tunnel	10 000	1,2300 à 1,2700

Les tunnels à prime zéro prévoient des options d'achat pour la contrepartie le 30 décembre 2005, aux termes desquelles la contrepartie de la Fiducie peut prolonger les modalités du contrat pour l'année civile 2006, à un taux moyen de 1,2740.

Risque lié au prix de l'électricité :

Le risque lié au prix de l'électricité désigne la fluctuation du prix de la puissance d'entrée imputé aux frais d'exploitation. APF Energy a pris en charge un contrat d'électricité à prix fixe dans le cadre de l'acquisition de Great Northern. Au 31 décembre 2004, APF Energy avait un contrat de deux mégawatts (sept jours sur sept 24 heures sur 24), d'un prix fixe de 46,40 $ par mégawatt heure, pour l'année civile 2005.

Risque lié au taux d'intérêt :

Le risqué lié au taux d'intérêt est le risque que la variation des taux d'intérêt ait un effet défavorable sur les résultats financiers de la Fiducie. La Fiducie a conclu divers instruments dérivés afin de gérer le risque lié au taux d'intérêt sur les titres d'emprunt auquel elle est exposée. Au 31 décembre 2004, les activités de gestion du risque lié au taux d'intérêt de la Fiducie avaient dégagé une perte non matérialisée de 0,67 M$ relativement aux contrats à taux fixe suivants :

Durée	Montant (en milliers de dollars)	Taux d'intérêt
Mars 2005 à novembre 2005	20 000	3,58 % majoré de la commission d'acceptation
Mars 2005 à mai 2006	20 000	3,60 % majoré de la commission d'acceptation
Mars 2005 à mars 2007	20 000	3,58 % majoré de la commission d'acceptation
Mars 2005 à septembre 2007	20 000	3,65 % majoré de la commission d'acceptation

Ententes de commercialisation

Au 1er janvier 2005, la production de APF Energy était constituée d'environ 52 % de gaz naturel et 48 % de pétrole et de LGN. Le gaz est principalement vendu sur le marché au comptant ou aux termes de contrats à court terme. Le solde de la production de gaz (soit environ 15 %) est vendu à des courtiers-fournisseurs aux termes de contrats à long terme. Les prix prévisionnels sont indiqués ci-dessus, à la rubrique intitulée « Résumé des hypothèses relatives aux prix et aux taux d'inflation – Prix et coûts prévisionnels ». En 2004, le gaz naturel a été vendu au prix moyen de 6,80 $/kpi^3, compte tenu des opérations de couverture. Le pétrole et les LGN ont été vendus aux termes de contrats à court terme et au comptant, qui ont respectivement donné un prix moyen de 38,19 $/b et de 40,09 $/b, compte tenu des opérations de couverture.

Autre information concernant les coûts d'abandon et de remise en état

Les frais d'abandon et de remise en état futurs ont été estimés en fonction des frais réels engagés à ce titre jusqu'à présent par APF Energy. Des frais d'abandon visant environ 1 531 puits nets et totalisant 48,2 M$ (14,5 M$ actualisés au taux de 10 %) ont été pris en considération dans l'estimation des produits d'exploitation nets futurs, contrairement aux frais liés aux puits fermés provisoirement, à l'abandon d'installations et à la remise en état des emplacements de 60,1 M$ (5,4 M$ actualisés au taux de 10 %). Les frais d'abandon et de remise en état qui ont été pris en considération dans l'estimation des produits d'exploitation nets futurs des trois prochains exercices totalisent 1,6 M$ en 2005, 1,0 M$ en 2006 et 1,5 M$ en 2007 pour les réserves prouvées et probables totales, d'après les prix et coûts prévisionnels.

Horizon fiscal

En raison de la structure de la Fiducie, qui est avantageuse sur le plan fiscal, les entreprises en exploitation de la Fiducie transfèrent leur revenu imposable annuel à la Fiducie, qui l'attribue aux porteurs de ses parts, principalement au moyen de la déduction des redevances sur les propriétés pétrolifères et gazéifères sous-jacentes que détiennent les filiales en exploitation de la Fiducie. Par conséquent, la Fiducie ne prévoit pas avoir d'impôt à payer tant que l'entreprise conservera cette structure aux fins de l'impôt.

Frais engagés

Le tableau suivant résume les frais qui ont été engagés pendant l'exercice terminé le 31 décembre 2004.

Frais	(en milliers de dollars)
Frais d'acquisition des propriétés	
Propriétés recelant des réserves prouvées	10 351
Propriétés recelant des réserves non prouvées	10 344
Frais d'exploration	
Données sismiques	4 561
Frais de mise en valeur	
Forage et conditionnement	41 449
Installations	11 222
Autres	1 203
TOTAL	79 130

Historique de forage

Le tableau suivant présente les activités de forage de APF Energy, de APF Partnership et de Tika pour l'exercice terminé le 31 décembre 2004.

	Puits de développement		Puits d'exploration		Total des puits	
	Bruts(1)	Nets(2)	Bruts(1)	Nets(2)	Bruts(1)	Nets(2)
Pétrole	36	11,4	1	1,0	37	12,4
Gaz naturel	119	61,5	16	9,6	135	71,1
Méthane de gisements houillers	100	41,4	4	0,8	104	42,2
Puits secs	2	2,0	2	1,0	4	3,0
Autres(3)	3	1,8	1	0,5	4	2,3
TOTAL	260	118,1	24	12,9	284	131,0

Notes

(1) « Puits bruts » désigne le nombre de puits dans lesquels APF Energy, APF Partnership et Tika ont un intérêt.

(2) « Puits nets » désigne le total obtenu en multipliant chaque puits brut par l'intérêt économique direct de APF Energy, de APF Partnership et de Tika dans celui-ci, exprimé en pourcentage.

(3) Les « autres puits » comprennent les puits d'injection, de refoulement et de service.

Production estimative

Le tableau suivant présente le volume de production brut estimatif de APF Energy pour l'exercice terminé le 31 décembre 2005, dont l'estimation des produits nets futurs présentée dans le tableau figurant à la rubrique « Relevé des données relatives aux réserves » fait état.

	Pétrole brut léger et moyen (b/j)		Pétrole lourd (b/j)		Gaz naturel (kpi³/j)		LGN (b/j)		Bep (bep/j)	
	Prévisionnel	Constant	Prévisionnel	Constant	Prévisionnel	Constant	Prévisionnel	Constant	Prévisionnel	Constant
Réserves prouvées exploitées	5 838	5 838	970	970	52 423	52 421	811	811	16 356	16 355
Total des réserves prouvées	6 272	6 272	978	978	58 356	58 464	852	852	17 828	17 846
Total des réserves prouvées et des réserves probables	7 057	7 057	1 055	1 054	62 721	62 719	927	927	19 493	19 492

Production antérieure – Quatre derniers trimestres

	Trimestre terminé en 2004			
	31 décembre	**30 septembre**	**30 juin**	**31 mars**
Production quotidienne moyenne (sans tenir compte des redevances)				
Pétrole brut léger et moyen (b/j)	6 443	6 485	5 235	5 031
Pétrole lourd (b/j)	1 291	1 190	1 112	1 073
Gaz (kpi^3/j)	58 008	57 695	45 237	37 729
LGN (b/j)	1 048	971	582	424
Résultats combinés (bep/j)	18 450	18 262	14 468	12 816
Prix moyens obtenus (sans tenir compte des opérations de couverture)				
Pétrole brut léger et moyen ($/b)	49,89	50,38	46,27	40,94
Pétrole lourd ($/b)	29,15	37,79	29,61	28,95
Gaz ($/$kpi^3$)	6,74	6,61	7,23	6,63
LGN ($/b)	41,82	42,28	37,82	33,80
Résultats combinés ($/bep)	43,01	43,48	43,13	39,13
Opérations de couverture				
Pétrole brut ($/b)	-11,04	-8,73	-5,42	-4,57
Gaz ($/$kpi^3$)	0,05	-0,09	-0,18	0,31
Marchandises ($/bep)	0,02	0,02	0,00	0,00
Résultats combinés ($/bep)	-3,69	-3,39	-2,52	-0,88
Prix moyens obtenus (compte tenu des opérations de couverture)				
Pétrole brut léger et moyen ($/b)	38,85	41,65	40,85	36,37
Pétrole lourd ($/b)	29,15	37,79	29,61	28,95
Gaz ($/$kpi^3$)	6,79	6,52	7,04	6,95
LGN ($/b)	41,82	42,28	37,82	33,80
Résultats combinés ($/bep)	39,32	40,09	40,59	38,27
Redevances				
Pétrole brut léger et moyen ($/b)	9,24	9,46	8,90	8,24
Pétrole lourd ($/b)	4,68	5,68	3,64	3,50
Gaz ($/$kpi^3$)	1,22	1,20	1,55	1,33
LGN ($/b)	7,52	14,07	9,22	10,07
Résultats combinés ($/bep)	7,81	8,28	8,73	7,77
Frais d'exploitation [1]				
Pétrole brut léger et moyen ($/b)	12,76	13,23	9,51	8,42
Pétrole lourd ($/b)	9,93	11,42	11,48	11,71
Gaz ($/$kpi^3$)	1,29	1,37	1,24	1,14
LGN ($/b)	0,00	0,00	0,00	0,00
Résultats combinés ($/bep)	9,21	9,78	8,21	7,64
Rentrées nettes				
Pétrole brut léger et moyen ($/b)	16,85	18,96	22,44	19,71
Pétrole lourd ($/b)	14,54	20,69	14,49	13,74
Gaz ($/$kpi^3$)	4,28	3,95	4,26	4,47
LGN ($/b)	34,30	28,21	28,60	23,73
Résultats combinés ($/bep)	22,30	22,03	23,65	22,86
Autres				
Revenu de redevances ($/bep)	1,16	0,68	0,69	0,61
Transport/commercialisation ($/bep)	(0,82)	(0,87)	(1,12)	(0,76)
Total	22,64	21,84	23,22	22,71

Notes

(1) Les frais d'exploitation comprennent tous les frais nécessaires à l'exploitation des puits (à l'exclusion des frais de forage, de conditionnement et d'équipement) aux fins du recouvrement des taxes sur le pétrole, des taxes sur le minerai en propriété franche, des taxes municipales et des impôts fonciers ainsi que des loyers des baux de surface, mais ils ne comprennent pas les frais généraux et administratifs.
(2) Les dépenses indiquées se rapportent à des acquisitions d'éléments d'actif et non à des acquisitions de sociétés.
(3) Y compris les dépenses engagées à l'égard des installations.

Le tableau suivant présente la production quotidienne moyenne de APF Energy à partir de ses champs principaux pour l'exercice terminé le 31 décembre 2004.

	Pétrole brut léger et moyen	Pétrole lourd	Gaz	LGN	bep
	(b/j)	(b/j)	(kpi³/j)	(b/j)	(bep/j)
Total de l'Alberta	**2 306**	**52**	**45 745**	**756**	**10 738**
Countess/Leckie	5	–	10 831	3	1 813
Production de Innisfail faisant et ne faisant pas l'objet d'une exploitation concertée	372	–	3 429	175	1 119
Paddle River/Leaman	14	–	3 019	76	593
Pembina	402	–	559	45	540
Redwater	–	–	5 164	–	861
Vermilion	–	–	2 955	–	493
Concession Swan Hills nº 1	239	–	164	118	384
Sakwatamau	128	–	924	36	318
Wood River	70	–	3 303	27	648
Autres	1 076	52	15 397	276	3 970
Total de la Saskatchewan	**3 496**	**1 115**	**2 850**	–	**5 086**
Epping/South Epping	–	694	–	–	694
Macoun	302	–	173	–	331
Mervin	–	333	–	–	333
Carlyle	302	–	64	–	313
Queensdale	795	–	245	–	836
Tatagwa	791	–	–	–	791
Autres	1 306	88	2 368	–	1 789
Autres propriétés	–	–	**1 118**	**2**	**188**
Total	5 802	1 167	49 713	758	16 012

Note

(1) Les données sur la production tiennent compte de la production totale dont on a fait la moyenne pendant l'année. La moyenne des données relatives à la production totale a été calculée pour la période durant laquelle les propriétés appartenaient à APF Energy, qui, relativement à plusieurs propriétés clés, était inférieure à un an.

Production antérieure – Total

	Exercice terminé le 31 décembre		
	2004	2003	Variation (en pourcentage)
Pétrole brut léger et moyen (b)	2 123 602	1 970 476	8 %
Pétrole lourd (b)	427 091	391 685	9 %
Gaz naturel (kpi³)	18 194 581	12 336 683	47 %
LGN (b)	277 252	130 611	112 %
Total (bep)	5 860 375	4 548 886	29 %

	Exercice terminé le 31 décembre		
	2004	2003	Variation (en pourcentage)
Répartition de la production			
Pétrole et LGN	48 %	55 %	
Gaz naturel	52 %	45 %	

Note

(1) Les volumes de production de l'exercice 2004 ont été supérieurs de 28 % à ceux de 2003, principalement en raison de l'acquisition de Great Northern. Le déclin naturel de la production a été partiellement compensé au cours de l'exercice par la hausse de la production attribuable aux programmes de forage de développement qui ont été réalisés avec succès à chacune des divisions de APF Energy.

MODIFICATION DES FACILITÉS DE CRÉDIT

APF Energy a conclu une convention de crédit datée du 19 juillet 2001, modifiée en date du 31 juillet 2001, du 13 mars 2002, du 30 mai 2002, du 31 décembre 2002, du 5 février 2003, du 26 septembre 2003 et du 23 décembre 2004, avec un consortium d'institutions financières résidentes du Canada. Le montant des avances pouvant être consenti aux termes de la facilité de crédit totalise 200 M$, composés d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en prêt à terme d'un an au choix de APF Energy. Au moment d'une telle conversion, la tranche inutilisée de la facilité, le cas échéant, sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) prêts en dollars canadiens en multiples de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable allant de 0 % à 1,625 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ et de multiples de 100 000 $ par la suite, assorties de frais établis en fonction de la marge applicable allant de 1,00 % à 2,25 %; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au taux de base américain, plus la marge applicable allant de 0 % à 1,625 %; (iv) prêts au TIOL d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au TIOL, plus la marge applicable allant de 1,00 % à 2,25 %; (v) lettres de crédit et lettres de garantie d'une durée maximale de 12 mois d'un montant correspondant au moins à 500 000 $, assorties de frais allant de 1,00 % à 2,25 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les rentrées de fonds de APF Energy. Le montant qui peut être prélevé sur la facilité de crédit est limité à la base d'emprunt établie par les prêteurs. La facilité de crédit est garantie par une débenture remboursable sur demande d'un capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolifères et gazéifères de APF Energy, conformément aux exigences des prêteurs, et d'une charge flottante grevant tous les autres biens de APF Energy, ainsi que par une cession générale des créances de APF Energy inscrites dans toutes les provinces où celle-ci exerce des activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, du commandité de celle-ci, de la Fiducie et de APF Acquisition Trust, par une débenture remboursable sur demande d'un capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et du commandité de celle-ci et par le nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes que APF Energy et APF Partnership doivent à la Fiducie et à APF Acquisition Trust (y compris la redevance) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit.

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

La Fiducie n'a ni administrateur ni membre de la direction. Le tableau qui suit présente le nom, le lieu de résidence, le poste et l'occupation principale de chacun des administrateurs et des membres de la direction de APF Energy au 31 décembre 2004. Les administrateurs de APF Energy sont élus chaque année pour un mandat d'un an.

Nom et lieu de résidence	Poste occupé au sein de APF Energy	Occupation principale
Donald Engle, agent foncier professionnel(1)(2) Calgary (Alberta)	Administrateur depuis le 1er décembre 2000 et président du conseil	Président de Sapphire Resources Ltd., société de consultation du secteur pétrolier et gazier, et administrateur et président de Welton Energy Corporation, petite société pétrolière et gazière
William Dickson(1) Calgary (Alberta)	Administrateur depuis le 3 juin 1997	Administrateur de Dickson Resources Inc., société pétrolière et gazière, et chef de la direction de Arlyn Enterprises Ltd., entreprise fermée de fabrication et de vente au détail de lubrifiants
Daniel Mercier(1)(2) Okotoks (Alberta)	Administrateur depuis le 1er octobre 1996	Président de Asia Energy Ltd., société pétrolière et gazière fermée
Robert MacDonald(1)(2)(3) Calgary (Alberta)	Administrateur depuis le 11 juin 2003	Homme d'affaires indépendant
John Howard, ing.(1) Calgary (Alberta)	Administrateur depuis le 5 août 2004	Président de Lunar Enterprises Corp., société pétrolière et gazière fermée établie en 1987
Martin Hislop, C.A. Calgary (Alberta)	Administrateur depuis le 8 décembre 1995 et chef de la direction	Chef de la direction de APF Energy
Steven Cloutier, B.A., LL.B.(3) Calgary (Alberta)	Administrateur depuis le 8 décembre 1995, président, chef de l'exploitation, secrétaire et trésorier	Président et chef de l'exploitation de APF Energy
Alan MacDonald, C.A. Calgary (Alberta)	Vice-président, Finances et chef des finances	Vice-président, Finances et chef des finances de APF Energy
Daniel Allan, géol. Calgary (Alberta)	Vice-président, Exploration et production	Vice-président, Exploration et production de APF Energy
Wayne Geddes, agent foncier Calgary (Alberta)	Vice-président, Terrains	Vice-président, Terrains de APF Energy

Notes

(1) Membre du comité de vérification et des réserves.
(2) Membre du comité de rémunération.
(3) Membre du comité des mises en candidature.

Chacun des administrateurs et des membres de la direction susmentionnés a exercé la même occupation principale au cours des cinq dernières années, sauf pour ce qui est indiqué ci-après.

M. Engle est agent foncier professionnel et il est président de Sapphire Ressources Ltd., société de consultation fermée du secteur pétrolier et gazier, depuis 1975. Il est également administrateur et président de Welton Energy Corporation, petite société pétrolière et gazière, depuis août 2003. De 1996 à mai 2000, M. Engle était également président de Grey Wolf Exploration Inc.,

société pétrolière et gazière inscrite à la Bourse de Toronto. Il a siégé au conseil de CanScot Resources Ltd. de 2001 à septembre 2003.

M. Dickson est consultant et donne des conseils en matière d'exploitation pétrolière à des sociétés de services pétroliers et gaziers depuis qu'il a pris sa retraite comme vice-président, Production de Ultramar Oil and Gas Canada Ltd. en 1989. Au cours de cette période, il a également siégé au conseil de Dickson Resources Inc., société de pétrole et de gaz naturel, et de Arlyn Enterprises Ltd., qui fournit des lubrifiants aux commerces et aux particuliers. De novembre 1995 à janvier 1997, il a été vice-président de 3-D Reclamation Inc., société qui s'occupe de l'abandon et de la remise en état de puits de pétrole et de gaz. M. Dickson est également chef de la direction de Arlyn Enterprises Ltd., entreprise fermée de fabrication et de vente au détail de lubrifiants.

De septembre 1998 à février 2004, M. Mercier a été vice-président, Exploitation de SOCO International plc, société d'exploration pétrolière et gazière internationale. Auparavant, il était président du conseil, chef de la direction et administrateur de Territorial Ressources, Inc., société d'exploration pétrolière et gazière internationale du Colorado qui a fusionné avec SOCO le 8 septembre 1998. SOCO est une société inscrite en bourse du Royaume-Uni, qui se consacre à l'exploration et à la production de pétrole et de gaz naturel à l'échelle internationale.

M. MacDonald est un homme d'affaires indépendant qui compte 27 ans d'expérience dans les activités bancaires et de financement relatives au pétrole et au gaz. D'octobre 1998 à juin 2003, il a été directeur, Services aux entreprises de Marchés mondiaux CIBC. De mars 1998 à octobre 1998, il a été directeur général de Koch Producer Services, division de courtage d'une société d'énergie fermée située aux États-Unis. De 1993 à 1998, M. MacDonald a été vice-président, Groupe pétrolier et gazier de la CIBC. Auparavant, il a occupé divers postes de haute direction au sein du secteur des services financiers au Canada et aux États-Unis. Depuis 2003, il est fiduciaire du Newalta Income Fund et administrateur de Newalta Corporation, entreprise en exploitation détenue en propriété exclusive par Newalta Income Fund. M. MacDonald est administrateur désigné de Trilogy Energy Ltd., commandité détenu en propriété exclusive par Trilogy Energy Trust.

Depuis qu'il a obtenu son baccalauréat es sciences en génie chimique de l'Université d'Alberta en 1968, M. Howard a assumé diverses fonctions de direction au sein de Aberford Resources Ltd. (président et chef de la direction de 1981 à 1987), de Novalta Resources Ltd. et de son successeur, Seagull Energy Canada Ltd. (président et chef de la direction de 1987 à 1997) et de Sunoma Energy Corp. (président et chef de la direction de 1999 à 2000) / Barrington Petroleum Ltd. (président et chef de la direction de 1999 à 2001). En outre, M. Howard a siégé au conseil de l'Association canadienne des producteurs pétroliers (de 1995 à 1997) et de la société devancière de celle-ci, la Independent Petroleum Association of Canada (de 1982 à 1987), qu'il a présidée de 1986 à 1987. Il a également travaillé pour le gouvernement du Canada à titre de membre du Comité consultatif sur la Confluence énergétique (de 1987 à 1988). M. Howard a siégé au conseil de nombreuses sociétés et est actuellement membre du conseil d'administration des sociétés suivantes : Bear Ridge Resources Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Ketch Resources Ltd., Tirfecta Resources Inc. et Westrock Energy Ltd.

M. Hislop est un comptable agréé qui compte plus de 25 ans d'expérience dans tous les aspects du financement et de la gestion de sociétés pétrolières et gazières, de sociétés de personnes et de fiducies ouvertes et fermées. Avant de créer APF Energy Trust en 1996, M. Hislop était président et chef de la direction de Skyridge Resources Inc., société pétrolière et gazière fermée qu'il a co-fondée en 1994. M. Hislop a également co-fondé Millennium Energy Inc., jeune société pétrolière et gazière dont les actions étaient inscrites à la cote de la Bourse de croissance TSX jusqu'à ce qu'elle fusionne avec Crossfield Gas Corp., en 2003, pour former Bear Creek Energy Ltd.

De 1986 à 1994, M. Hislop a été président et chef de la direction de Lakewood Energy Inc., société pétrolière et gazière inscrite à la TSX, et des sociétés devancières de celle-ci. En 1984 et 1985, M. Hislop a fourni des services de consultation en matière de finances des sociétés à un courtier en valeurs mobilières établi au Canada. M. Hislop a commencé à travailler dans le secteur de l'énergie à titre de vice-président, Finances de Maxwell Cummings & Sons Holdings Ltd., société de placement fermée. Il a alors participé à la création ou au financement de plusieurs sociétés pétrolières et gazières dans lesquelles le groupe Cummings a investi, y compris Aberford Resources et Marline Oil. M. Hislop a siégé au conseil de nombreuses sociétés canadiennes fermées et ouvertes, y compris APF Energy Inc., Bear Creek Energy Ltd., Millennium Energy Inc. et Bridgetown Energy Corporation.

Steve Cloutier a été nommé président et chef de l'exploitation de APF Energy en 2002. De 1996 à 1998, il a été vice-président, Expansion de l'entreprise de APF Energy et, en 1998, il a été promu vice-président directeur et chef de l'exploitation. Depuis qu'il a co-fondé APF Energy, M. Cloutier a participé directement à des opérations relatives au pétrole et au gaz d'une valeur de plus de 690 M$.

Natif de Montréal, au Québec, M. Cloutier a obtenu un baccalauréat en relations industrielles à l'Université McGill en 1985. De 1985 à 1987, M. Cloutier a travaillé au sein d'une société de gestion du patrimoine établie à Montréal. En 1986, il est entré à

l'École de droit de l'Université de Victoria, dont il a obtenu un diplôme en 1989. Il a commencé sa carrière juridique cette année-là en pratiquant le droit des sociétés à Toronto et, en 1994, il a déménagé à Calgary pour se joindre à Skyridge Resources Inc., société pétrolière et gazière fermée, à titre de vice-président, Expansion de l'entreprise. En 1995, M. Cloutier a co-fondé Millennium Energy Inc., petite société pétrolière et gazière dont les actions étaient inscrites à la cote de la Bourse de croissance TSX, et a continué de siéger au conseil de Millennium jusqu'à ce que celle-ci fusionne avec Crossfield Gas Corp. en 2003 pour former Bear Creek Energy Ltd.

M. Alan MacDonald s'est joint à APF Energy en août 2001. De janvier 2000 à juin 2001, il a été vice-président, Finances de Due West Resources Inc. et, de 1987 à 1999, vice-président, Finances de Starvest Capital Inc.

M. Daniel Allan s'est joint à APF Energy le 1er octobre 2003, initialement à titre de vice-président, division du MGH, et a été nommé vice-président, Exploration et production en 2004. En 1997, il a fondé CanScot, dont il a été président et chef de la direction jusqu'à l'acquisition de celle-ci par APF Energy.

Avant de se joindre à APF Energy, M. Wayne Geddes était vice-président, Terrains et expansion des affaires de Calver Resources Inc., société gazière non conventionnelle fermée établie à Calgary. De 1993 à 2002, M. Geddes a travaillé au sein de Anadarko Canada Corporation et de ses sociétés devancières (Union Pacific Resources Inc. et Norcen Energy Resources Limited), où il a gravi les échelons hiérarchiques jusqu'à ce qu'il soit nommé directeur des négociations relatives aux terrains.

Au 11 mars 2005, les administrateurs et les hauts dirigeants de APF Energy étaient collectivement propriétaires véritables, directement ou indirectement, de 689 274 (soit environ 1,16 %) des parts de fiducie en circulation (environ 2,18 % après la levée des options et l'exercice des droits dans le cadre des régimes incitatifs de droits d'achat de parts de fiducie de la Fiducie) ou exerçaient collectivement une emprise sur un tel pourcentage de ces parts. Les renseignements concernant la propriété véritable des parts de fiducie et l'emprise exercée sur celles-ci, dont la Fiducie ne disposait pas, ont été fournis par chacun des administrateurs et des membres de la direction.

Conflits d'intérêts

Dans certaines situations, les intérêts des administrateurs et des membres de la direction de APF Energy pourraient être en conflit avec ceux des porteurs de parts. Les administrateurs et les membres de la direction de APF Energy sont propriétaires de propriétés pétrolifères et gazéifères qui ne font pas partie des propriétés dans lesquelles la Fiducie a un intérêt. Les administrateurs et les membres de la direction de APF Energy peuvent également faire l'acquisition de participations dans des entreprises exerçant des activités dans le secteur de l'énergie pour leur propre compte et pour le compte de personnes autres que la Fiducie. Ils peuvent gérer et administrer ces autres propriétés et exercer d'autres types d'activités de gestion et de consultation dans le secteur de l'énergie. Par conséquent, les administrateurs et les membres de la direction de APF Energy se consacreront à temps plein à la Fiducie et, lorsqu'ils représentent d'autres personnes, il pourrait arriver qu'ils agissent en contradiction ou en concurrence avec les intérêts des porteurs de parts.

Les décisions nécessaires sont prises pour régler de tels conflits en tenant compte des objectifs et des ressources financières de chaque groupe de parties intéressées ainsi que des restrictions temporelles relatives au placement de ces ressources financières, conformément aux obligations de bonne foi et d'équité envers chacun de ces groupes. La convention de services administratifs exige que APF Energy fasse preuve d'honnêteté et de bonne foi dans l'exercice des fonctions qui lui incombent conformément à la convention.

Tous les conflits qui surviennent entre les membres de la direction et les administrateurs de APF Energy sont résolus conformément aux dispositions des lois applicables.

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de APF Energy ou d'autres gestionnaires, ou encore de personnes avec lesquelles ceux-ci ont un lien de dépendance, à un prix supérieur à sa juste valeur marchande et aucune propriété ne sera vendue à ces personnes à un prix inférieur à sa juste valeur marchande, établie dans chacun des cas par l'avis d'un conseiller financier indépendant ou d'une société d'ingénierie indépendante et approuvée par les membres indépendants du conseil d'administration de APF Energy.

Dans certaines circonstances, les membres du conseil d'administration de APF Energy pourraient être administrateurs ou membres de la direction de sociétés qui sont en concurrence avec APF Energy et la Fiducie. Il n'est pas certain que les possibilités décelées par de tels membres du conseil seront communiquées à APF Energy et à la Fiducie.

RENSEIGNEMENTS SUR LE COMITÉ DE VÉRIFICATION

Des renseignements sur le comité de vérification et la charte de celui-ci sont présentés à l'annexe C.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

Certaines données financières cumulées d'APF Energy et de la Fiducie sont présentées ci-dessous pour les périodes indiquées.

	Exercices terminés les 31 décembre		
		(après retraitement)	
(en milliers de dollars, sauf les données par part)	**2004**	2003	2002
Total des produits	**184 152**	132 984	75 314
Bénéfice net	**49 636**	40 608	11 582
Résultat de base par part	**1,02 $**	1,31 $	0,57 $
Résultat dilué par part	**1,02 $**	1,29 $	0,56 $
Flux de trésorerie liés à l'exploitation	**107 126**	81 019	43 789
Par part	**2,21 $**	2,62 $	2,14 $
Distributions	**96 930**	68 713	37 766
Par part	**2,00 $**	2,20 $	1,81 $
Total de l'actif	**862 170**	498 750	306 322
Dette à long terme	**169 000**	98 000	88 000

Les facteurs suivants ont eu une incidence sur la comparabilité des données susmentionnées.

Principales acquisitions

- En mai 2002, APF Energy a acquis Kinwest Resources Inc. et 987687 Alberta Ltd. pour 58,8 M$.
- En février 2003, APF Energy a acquis Hawk Oil Inc. pour 49,1 M$.
- En avril 2003, APF Energy a acquis Nycan Energy Corp. pour 42,4 M$.
- En septembre 2003, APF Energy a acquis CanScot pour 42,1 M$.
- En juin 2004, APF Energy a acquis Great Northern pour 291,1 M$.

Modifications de convention comptable

Obligations liées à la mise hors service d'immobilisations

Le 1er janvier 2004, la Fiducie a adopté rétroactivement les recommandations du chapitre 3110 du *Manuel de l'ICCA* intitulé « Obligations liées à la mise hors service d'immobilisations ». Cette nouvelle norme exige la constatation de la juste valeur d'une obligation liée à la mise hors service d'immobilisations au cours de la période durant laquelle elle est engagée s'il est possible d'effectuer une estimation raisonnable de la juste valeur.

La valeur actualisée de l'obligation liée à la mise hors service d'immobilisations est constatée à titre de passif, le coût lié à la mise hors service de l'immobilisation étant capitalisé à titre d'immobilisations corporelles. L'obligation liée à la mise hors service d'immobilisations s'accroîtra dans le temps par suite de la désactualisation et le coût lié à la mise hors service de l'immobilisation sera amorti selon la même méthode que l'amortissement et l'épuisement. Auparavant, la Fiducie suivait la méthode de l'amortissement proportionnel à l'utilisation pour rattacher les coûts futurs de la mise hors service aux produits générés sur la durée des biens pétroliers et gaziers, compte tenu du total des réserves prouvées estimatives et du passif futur estimatif.

Charge de rémunération

Le 31 décembre 2003, la Fiducie a adopté prospectivement les recommandations du chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions ». Selon la norme, les entités doivent mesurer les instruments d'emprunt attribués à des salariés après le 31 décembre 2002 à la juste valeur et les constater sur la période de service connexe (« période d'acquisition ») et faire augmenter le surplus d'apport du même montant. Lorsque des droits sont exercés par des salariés et des administrateurs d'APF Energy, la contrepartie versée est portée au compte de placements des porteurs de parts, la charge de rémunération hors caisse connexe étant déjà constatée dans le surplus d'apport.

La Fiducie a établi un régime d'options sur actions de la Fiducie (le « régime ») ainsi qu'un régime incitatif de droits d'achat de parts de la Fiducie (le « régime incitatif ») pour les salariés et les administrateurs indépendants qui sont décrits à la note 13 afférente aux états financiers. Le prix d'exercice des droits attribués aux termes du régime incitatif peut être réduit dans les

périodes futures en fonction du rendement d'exploitation futur aux termes du régime incitatif. La Fiducie utilise le modèle d'établissement du prix des options Black-Scholes pour estimer la juste valeur des droits attribués aux termes du régime incitatif à la date d'attribution. La juste valeur des droits attribués n'est pas par la suite révisée en fonction de variations des hypothèses sous-jacentes. La charge de rémunération est ajustée prospectivement en fonction des droits annulés aux termes du régime incitatif au cours de la période.

Instruments dérivés et relations de couverture

Le 1er janvier 2004, la Fiducie a adopté prospectivement la note d'orientation concernant la comptabilité nº 13 (« NOC-13 ») de l'ICCA intitulée « Relations de couverture » ainsi que l'abrégé des délibérations du Comité sur les problèmes nouveaux 128 (« CPN-128 ») intitulé « Comptabilisation des instruments financiers dérivés détenus à des fins de transaction (négociation) ou de spéculation ou à des fins autres que de couverture ». Conformément à cette nouvelle note, tous les instruments dérivés non matérialisés qui ne répondent pas aux conditions de la comptabilité de couverture exposées dans la NOC-13 ou qui ne sont pas désignés comme des couvertures sont constatés à titre d'actif ou de passif dérivé dans le bilan consolidé, et les variations de la juste valeur au cours de la période sont constatées dans les résultats. Avant le 1er janvier 2004, la Fiducie constatait les gains et les pertes sur les contrats dérivés au moment du règlement.

Pour appliquer la comptabilité de couverture, il faut consigner les opérations de couverture et démontrer que les couvertures sont suffisamment efficaces pour appliquer la comptabilité de couverture. D'après un examen de la position dérivée de la Fiducie au 1er janvier 2004, la quasi-totalité des contrats dérivés ne répondait pas aux conditions de la comptabilité de couverture.

Instruments financiers avec privilège de conversion

Le 31 décembre 2004, la Fiducie a adopté rétroactivement le chapitre 3860 révisé du *Manuel de l'ICCA* intitulé « Instruments financiers – informations à fournir et présentation » pour les instruments financiers pouvant être réglés au comptant ou au moyen d'instruments de capitaux propres, au gré de l'émetteur. La norme révisée oblige la Fiducie à classer le produit de la débenture convertible dans le passif ou les capitaux propres, selon la mesure de la juste valeur et la substance du contrat. Auparavant, la Fiducie présentait le produit de la débenture convertible (déduction faite des frais de financement) et les intérêts connexes à payer à titre de capitaux propres dans le bilan consolidé comme si la Fiducie pouvait régler ses obligations en contrepartie de parts de fiducie.

L'obligation de la Fiducie d'effectuer des versements prédéterminés de capital et d'intérêts constitue un passif financier selon la norme révisée et celle-ci demeure jusqu'à ce que l'instrument soit converti ou racheté. L'option qu'a le porteur de convertir le passif financier en parts de fiducie est une option de conversion intégrée. L'option de conversion est présentée dans les capitaux propres, puisqu'elle est la valeur initialement attribuée au droit de conversion d'un passif financier en parts de Fiducie du porteur à la date d'émission. La somme du passif et des capitaux propres est égale au produit de 50,0 M$ tiré de l'émission de la débenture à 9,40 %.

	Trimestres terminés les (non vérifiés)			
	2004, après retraitement (en milliers de dollars, sauf les montants par part)			
	31 déc.	**30 sept.**	**30 juin**	**31 mars**
Total des produits	**66 066**	**46 776**	**39 169**	**32 141**
Bénéfice net	**34 870**	**3 176**	**4 788**	**6 802**
Résultat de base par part	**0,60** $	**0,06** $	**0,11** $	**0,18** $
Résultat dilué par part	**0,58** $	**0,06** $	**0,11** $	**0,18** $
Flux de trésorerie liés à l'exploitation	**31 125**	**29 729**	**24 415**	**21 857**
Par part de fiducie	**0,53** $	**0,54** $	**0,56** $	**0,58** $
Distributions	**28 068**	**26 517**	**22 516**	**19 829**
Par part	**0,48** $	**0,48** $	**0,51** $	**0,53** $
Total de l'actif	**862 170**	**833 093**	**853 234**	**496 871**
Total de la dette à long terme	**169,000**	**150 000**	**190 000**	**55 000**

	Trimestres terminés les (non vérifiés)			
	2003, après retraitement (en milliers de dollars, sauf les montants par part)			
	31 déc.	30 sept.	30 juin	31 mars

Total des produits	31 543		32 737		33 295		35 410	
Bénéfice net	(3 852)		9 799		20 977		13 687	
Résultat de base par part	(0,11)	$	0,30	$	0,65	$	0,54	$
Résultat dilué par part	(0,11)	$	0,30	$	0,65	$	0,54	$
Flux de trésorerie liés à l'exploitation	14 873		19 389		21 563		25 194	
Par part de fiducie	0,44	$	0,60	$	0,67	$	1,00	$
Distributions	17 822		18 909		18 916		13 066	
Par part	0,53	$	0,57	$	0,59	$	0,51	$
Total de l'actif	498 750		501 689		446 527		377 916	
Total de la dette à long terme	98 000		90 000		102 000		97 000	

RAPPORT DE GESTION

Se reporter à la rubrique intitulée « Rapport de gestion » du rapport annuel, qui est intégrée par renvoi dans la présente notice annuelle.

QUESTIONS RELATIVES À LA CONCURRENCE

Les distributions en espèces de la Fiducie dépendent de plusieurs facteurs, dont le prix des marchandises sous-jacentes et la production tirée des éléments d'actif pétroliers et gaziers de APF Energy et de APF Partnership. Dans une large mesure, le prix des parts de fiducie suit à son tour le montant des distributions en espèces de la Fiducie.

Afin de remplacer la production ou de l'augmenter, APF Energy doit être en mesure de faire l'acquisition d'éléments d'actif pétroliers et gaziers selon des modalités favorables. De plus, la Fiducie doit pouvoir à l'occasion accéder aux marchés des actions afin de fournir à APF Energy les capitaux dont elle a besoin pour effectuer des acquisitions.

Le marché des acquisitions est extrêmement concurrentiel, tant en ce qui concerne les entreprises que les éléments d'actif. En plus de la concurrence qui provient d'autres fiducies à revenu, la Fiducie et APF Energy doivent rivaliser avec des sociétés pétrolières et gazières. Les ressources financières de ces concurrents pourraient différer de celles de la Fiducie ou de APF Energy, ce qui pourrait avantager ces concurrents.

QUESTIONS D'ORDRE ENVIRONNEMENTAL

APF Energy exerce ses activités conformément à la réglementation provinciale et fédérale.

APF Energy compte un comité chargé des questions d'environnement et de sécurité, qui est composé du chef de l'exploitation, du vice-président, Exploitation et du coordonnateur en matière d'environnement, de santé et de sécurité. Ce comité relève directement du conseil d'administration de APF Energy, qui examine les questions d'ordre environnemental inhérentes aux activités de APF Energy. Cette dernière est membre de l'Association canadienne des producteurs pétroliers (« ACPP ») et, à ce titre, participe aux programmes de gérance environnementale de l'ACPP.

À l'heure actuelle, APF Energy se conforme à toutes les normes et à tous les règlements environnementaux existants ou excède ceux-ci et elle a prévu à son budget de dépenses en immobilisations des sommes suffisantes pour continuer de le faire. Comme ces exigences s'appliquent à tous les exploitants du secteur pétrolier et gazier, elles ne devraient pas avoir d'incidence sur la situation concurrentielle de APF Energy au sein du secteur. Les installations de production principales de APF Energy sont relativement neuves et on ne s'attend pas à ce que des dépenses en immobilisations majeures soient nécessaires pour respecter les changements éventuels. Grâce à ses normes et méthodes internes, APF Energy peut s'assurer qu'on a pris en considération les aspects environnementaux des nouveaux projets de mise en valeur avant d'y donner suite.

SITUATION DANS LE SECTEUR

Le secteur des ressources naturelles est assujetti à des nombreux contrôles et règlements imposés par divers paliers de gouvernement. Le texte qui suit présente certains des aspects principaux des lois, des règlements et des conventions qui régissent ce secteur.

Établissement des prix et commercialisation du pétrole et du gaz naturel

Les producteurs de pétrole ont le droit de négocier les contrats de vente directement avec les acheteurs, de sorte que le prix du pétrole est déterminé par le marché. Ce prix est en partie tributaire de la qualité du pétrole, du prix du pétrole des concurrents, de la distance par rapport au marché et de la valeur des produits raffinés. Les exportateurs de pétrole ont le droit d'exporter du pétrole

aux termes d'ordonnances d'exportation à court terme émises par l'Office national de l'énergie (« ONE »), sans qu'une audience publique soit nécessaire à cet effet, à la condition que la durée des contrats d'exportation ne dépasse pas deux ans dans le cas du pétrole brut lourd et un an dans le cas des autres types de pétrole.

Le prix du gaz naturel est fixé par voie de négociation entre les acheteurs et les vendeurs. Le gaz naturel exporté du Canada est assujetti à la réglementation de l'ONE et du gouvernement du Canada. Les exportateurs sont libres de négocier le prix avec les acheteurs, à la condition que les contrats d'exportation continuent de respecter certains critères prescrits par l'ONE et le gouvernement du Canada.

Les gouvernements de l'Alberta et de la Saskatchewan réglementent également le volume de gaz naturel qui peut être extrait de leurs territoires à des fins d'utilisation à l'extérieur de ceux-ci.

Accord de libre-échange nord américain (« ALENA »)

L'ALENA, conclu entre le gouvernement du Canada, des États-Unis et du Mexique, est entré en vigueur le 1er janvier 1994. Il intègre la plupart des modalités importantes en matière d'énergie prévues dans l'Accord de libre-échange entre le Canada et les États-Unis. Dans le contexte des ressources énergétiques, le Canada demeure libre de décider si les exportations aux États-Unis et au Mexique seront permises, à la condition que les restrictions en matière d'exportation n'aient pas l'un ou l'autre des effets suivants : (i) diminuer la proportion des ressources énergétiques exportées par rapport aux ressources utilisées à l'intérieur du pays (selon la proportion prévalant au cours de la période de 36 mois la plus récente), (ii) imposer un prix à l'exportation plus élevé que le prix intérieur et (iii) perturber les réseaux d'approvisionnement habituels. Il est interdit aux trois pays d'imposer des prix à l'exportation ou à l'importation minimaux.

L'ALENA prévoit la réduction des pratiques commerciales restrictives du Mexique dans le secteur de l'énergie et interdit l'imposition de restrictions frontalières et de taxes à l'exportation discriminatoires. Il prévoit également que les organismes de réglementation devront recevoir des directives plus claires qui garantiront la mise en œuvre équitable des modifications de la réglementation et réduiront au minimum toute perturbation des ententes contractuelles, ce qui est important pour les exportations de gaz naturel canadien.

Redevances et mesures incitatives provinciales

Outre les règlements fédéraux, chaque province a des lois et des règlements qui régissent le régime foncier, les redevances, les taux de production, la protection de l'environnement et d'autres questions. Le régime de redevances est un facteur important de la rentabilité de la production de pétrole et de gaz naturel. Les redevances payables sur la production provenant de terrains autres que les terres de la Couronne sont fixées par voie de négociation entre le propriétaire minier et le locataire. Les redevances payables sur la production provenant de terres de la Couronne sont fixées par règlement gouvernemental et correspondent habituellement à un pourcentage variable de la valeur de la production brute de pétrole ou de gaz naturel, sous réserve de certaines restrictions, et peuvent dépendre en partie du prix moyen de la quantité totale de pétrole et de gaz naturel vendue au cours d'un mois, ainsi que de la productivité des puits, de l'emplacement géographique et de la date à laquelle le gisement a été découvert.

Les gouvernements du Canada, de l'Alberta et de la Saskatchewan ont créé, à l'occasion, des programmes incitatifs qui comprenaient des réductions du taux des redevances, des exonérations temporaires du versement de redevances et des crédits d'impôt afin de stimuler l'exploration pétrolière et gazière ou les projets de planification assistés. Ces programmes réduisent le montant des redevances à la Couronne payables par ailleurs.

Régime foncier

Le pétrole brut et le gaz naturel se trouvant dans les provinces de l'Ouest appartiennent principalement aux gouvernements provinciaux respectifs. Les gouvernements provinciaux octroient des droits d'exploration et de production de pétrole et de gaz naturel aux termes de baux, de licences et de permis accordés pour des durées variables d'au moins deux ans et selon les conditions énoncées dans la législation provinciale, y compris des exigences visant l'exécution de certains travaux ou le versement de certaines sommes. Le pétrole et le gaz naturel se trouvant dans ces provinces peuvent également être détenus par des intérêts privés et les droits d'exploration et de production s'y rapportant sont octroyés au moyen de baux selon des modalités négociables.

Réglementation environnementale

Le secteur pétrolier et gazier est actuellement assujetti à une réglementation environnementale en vertu de lois et de règlements provinciaux et fédéraux. Ces lois et règlements limitent ou interdisent le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, ces lois et règlements exigent que les emplacements où se

trouvent les puits et les installations soient abandonnés et remis en état à la satisfaction des autorités provinciales. La conformité à ces lois et règlements peut nécessiter des dépenses appréciables et la violation de ceux-ci peut entraîner l'imposition d'amendes ou de sanctions sévères.

Les lois environnementales de l'Alberta ont été refondues dans la *Environmental Protection and Enhancement Act*. En vertu de cette loi, un éventail plus large d'activités relève désormais de la réglementation environnementale. Les normes et les sanctions en matière d'environnement qui y sont prévues sont en général plus strictes qu'en vertu des lois précédentes. D'autres provinces ont ou prévoient adopter une réglementation similaire.

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie.

Activités de APF Energy, de APF Partnership et de Tika

Risque lié à l'acquisition

Le risque lié à l'acquisition se présente lorsque la Fiducie acquiert des propriétés productives en vue d'accroître son actif. La Fiducie est proactive dans sa recherche d'opérations d'acquisitions de sociétés ou de propriétés qui permettront d'augmenter les rentrées de fonds, la production, les réserves et la valeur liquidative par part. Les équipes interfonctionnelles chargées des acquisitions repèrent les occasions d'accroître la valeur de la participation des porteurs de parts au moyen d'économies au chapitre de l'exploitation ou d'alliances stratégiques et évaluent les estimations par rapport aux taux de rendement minimal sur le plan des acquisitions et sur le plan économique établis.

APF Energy a récemment réalisé l'acquisition de Great Northern afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et d'être en mesure de réaliser certains avantages. Le pouvoir de APF Energy de réaliser les avantages découlant de cette acquisition sera en partie tributaire de l'efficacité du processus de regroupement des fonctions et d'intégration des activités et des procédés dans des délais raisonnables, ainsi que de la mesure dans laquelle celle-ci saura réaliser les possibilités de croissance et les synergies attendues du regroupement des entreprises de Great Northern et de APF Energy. L'intégration de Great Northern obligera les membres de la direction à y consacrer énormément d'efforts, de temps et de ressources, ce qui pourrait se faire au détriment d'autres occasions intéressantes sur le plan stratégique et d'autres questions d'exploitation. Le processus d'intégration pourrait provoquer la rupture des liens d'affaires et des liens établis avec la clientèle et les employés, ce qui pourrait empêcher APF Energy de réaliser les avantages prévus de l'acquisition.

Achat de la redevance

Le prix versé au moment de l'achat de la redevance relative aux propriétés de APF Energy, de APF Partnership et de Tika (qui sont collectivement appelées « APF Energy » dans la présente rubrique) est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs en pétrole indépendants. Ces évaluations reposent sur un certain nombre d'hypothèses importantes relatives à des facteurs tels que les possibilités de récupération et la qualité marchande du pétrole, du gaz naturel, des LGN et du soufre, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées au cours de la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté des exploitants des propriétés, de APF Energy et de la Fiducie. Plus particulièrement, les changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel, des LGN et du soufre par rapport à ce qui était prévu au moment des évaluations en question se répercuteront sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude quant aux aspects géologique et technique, de sorte que la production et les réserves pourraient se révéler inférieures à celles qui sont attribuées aux propriétés de APF Energy.

Dépendance à l'endroit des exploitants des propriétés et de la direction

Le revenu distribuable, dans la mesure où il se rapporte à la redevance, est directement tributaire de la production continue de substances pétrolières provenant des propriétés de APF Energy, qui dépend quant à elle en partie de la compétence en gestion des exploitants des propriétés et des autres propriétaires d'intérêts économiques directs. Certaines propriétés peuvent être exploitées par des parties autres que APF Energy et, le cas échéant, celle-ci n'a qu'un droit de vote à l'égard de la gestion des propriétés dans la mesure de son intérêt économique direct dans celles-ci. Dans la mesure où un exploitant ne s'acquitte pas correctement de ses obligations, ou si les intérêts de la majorité des propriétaires d'intérêts économiques directs diffèrent de ceux de APF Energy, le revenu provenant des propriétés et, par conséquent, la redevance, pourraient être réduits.

Ayant été convertie en fiducie à capital variable, la Fiducie peut effectuer des acquisitions qui constituent de nouvelles activités importantes pour elle, sans lien avec la redevance. Les porteurs de parts sont entièrement tributaires de la gestion de APF Energy et de la Fiducie relativement à toutes les questions se rapportant aux propriétés de APF Energy, à l'administration de la redevance et aux autres placements de la Fiducie.

Questions d'ordre environnemental

Les risques liés à l'environnement et à la santé et sécurité sont associés principalement aux opérations sur le terrain touchant les éléments d'actif pétroliers et gaziers. Afin de réduire ce risque, un programme préventif relatif à l'environnement, à la santé et à la sécurité a été mis en œuvre et une assurance contre les pertes d'exploitation a été souscrite. Les employés et les entrepreneurs de APF Energy adhèrent à ce programme, qui est constamment examiné et mis à jour afin de veiller à ce que les activités de la Fiducie soient toujours conformes aux meilleures pratiques du secteur. Le conseil d'administration participe activement au processus d'évaluation et de réduction des risques.

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels susceptibles de se traduire par des dommages causés à l'environnement, des éruptions et d'autres conditions imprévues ou dangereuses qui endommageront les propriétés de APF Energy ou d'autres propriétés qui pourraient être acquises et entraîneront peut-être la responsabilité de cette dernière envers des tiers. Le secteur pétrolier et gazier est assujetti à une vaste réglementation environnementale qui limite ou interdit le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, cette réglementation exige que les emplacements des puits et des installations soient abandonnés et remis en état à la satisfaction des autorités provinciales. La violation de cette réglementation pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état. Bien que APF Energy ait établi un fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures, il n'est pas certain que le fonds sera suffisant.

APF Energy souscrit une assurance responsabilité, lorsque cela est possible, couvrant des risques et d'un montant conformes aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Aux termes de conventions conclues avec des tiers exploitants, il incombe à ces derniers de maintenir en vigueur des polices d'assurance conformes aux normes du secteur. APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. En outre, cette responsabilité pourrait dépasser le montant de l'assurance souscrite. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront le revenu distribuable de la Fiducie et pourraient rendre non rentable ou impossible la poursuite de l'exploitation de APF Energy et de ces autres entreprises.

Exploitation du méthane de gisements houillers

APF Energy s'est lancée dans la mise en valeur de réserves de méthane de gisements houillers (« MGH ») au Canada et aux États-Unis. Ce type d'activité en est encore au stade expérimental au Canada et exige des dépenses en immobilisations considérables à long terme. Ces travaux de mise en valeur comportent un certain nombre de risques, y compris l'incertitude inhérente au titre de propriété du gaz de gisements houillers, les mouvements écologiques qui s'opposent à la mise en valeur du MGH vu le nombre élevé de puits nécessaires et les questions relatives à l'évacuation des eaux, et le risque d'une diminution future du prix du gaz qui pourrait ralentir ou retarder ces travaux. En outre, dans la mesure où le cadre réglementaire actuel a été conçu en vue de s'appliquer au gaz conventionnel, son mode d'application à la mise en valeur du MGH est incertain.

Étant donné que le MGH est de plus en plus recherché, il n'est aucunement assuré que APF Energy pourra continuer d'acquérir des éléments d'actif et des terrains susceptibles de se prêter à une telle exploitation, que ce soit en Alberta ou au Wyoming.

Protocole de Kyoto

Le Canada est l'un des pays signataires de la Convention-cadre des Nations Unies sur les changements climatiques et a ratifié le protocole de Kyoto qui a été établi aux termes de celle-ci en vue d'imposer des cibles obligatoires destinées à réduire les émissions de dioxyde de carbone, de méthane, d'oxyde nitreux et d'autres émissions de ce qu'on appelle les « gaz à effet de serre », à l'échelle nationale. Les installations d'exploration et de production de APF Energy émettent une petite quantité de gaz à effet de serre, qui se dégagent aussi d'autres activités de celle-ci, ce qui pourrait faire en sorte que APF Energy soit assujettie à la législation réglementant les émissions de gaz à effet de serre. Le gouvernement fédéral a lancé le Plan du Canada sur les changements climatiques qui propose d'autres mesures législatives qui établiront des exigences relatives à la réduction des émissions de gaz à effet de serre dans le cadre de diverses activités industrielles, y compris l'exploration et la production pétrolières et gazières. Ces mesures législatives fédérales futures ainsi que les exigences provinciales relatives à la réduction des émissions, telles que les exigences de la loi de l'Alberta intitulée *Climate Change and Emissions Management Act*, pourraient

ultimement exiger la réduction des émissions provenant des installations et des activités de APF Energy, ou de l'intensité de ces émissions. Les coûts directs et indirects qui devront être engagés pour se conformer à ces règlements pourraient avoir une incidence défavorable sur l'entreprise de APF Energy.

En 2004, APF Energy a mis sur pied un système de mesure fiable et a réalisé un inventaire des émissions de gaz à effet de serre en se fondant sur les données de l'exercice précédent, ce qui procure un point de référence à des fins de comparaison au fur et à mesure que APF Energy élabore un programme complet de gestion rentable des gaz à effet de serre. Le programme englobe des mesures de conservation de l'énergie relativement à la gestion des eaux et aux changements climatiques.

Prix des substances pétrolières

Les résultats d'exploitation et la situation financière de APF Energy et, par conséquent, les sommes versées à la Fiducie aux termes de la redevance, sont tributaires des prix que APF Energy tire de sa production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué considérablement au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique ainsi que les conditions qui prévalent dans d'autres régions productrices de pétrole, qui sont tous indépendants de la volonté de la Fiducie ou de sa direction. La baisse éventuelle des prix du pétrole et du gaz naturel pourrait avoir un effet défavorable important sur l'exploitation, la situation financière, les réserves pouvant être mises en production de façon rentable et le potentiel de mise en valeur des réserves de pétrole et de gaz naturel de APF Energy. La direction de APF Energy compte conclure des opérations de couverture aux moments appropriés afin de gérer le risque lié à la fluctuation des prix du pétrole et du gaz naturel. APF Energy pourrait également gérer le risque lié à la fluctuation du cours du change en concluant des contrats de change à terme. Dans la mesure où APF Energy conclut des opérations de gestion du risque lié au prix des marchandises et au cours du change, elle sera exposée aux risques relatifs à la solvabilité de ses contreparties. Le revenu distribuable de la Fiducie sera par conséquent tributaire des prix courants du pétrole et du gaz naturel.

Risque lié aux marchés financiers

La capacité de APF Energy de maintenir sa solidité financière et ses liquidités est tributaire de son aptitude à accéder aux marchés financiers canadiens. Si la Fiducie était moins en mesure d'accéder aux marchés des titres d'emprunt ou de participation canadiens, cela pourrait nuire à la capacité de APF Energy de continuer à remplacer la production et à maintenir les distributions.

Emprunts de APF Energy

APF Energy a actuellement le droit, sous réserve de certaines lignes directrices, d'emprunter des fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations, et afin d'acquérir des propriétés pétrolifères et gazéifères, de régler les coûts en capital des propriétés et de garantir ces prêts en priorité par rapport à la redevance. Il est prévu que des facilités de crédit additionnelles seront obtenues à l'occasion à l'intention de nouveaux membres du groupe ou filiales de la Fiducie. Les sommes versées relativement au capital de la dette contractée à l'égard des propriétés pétrolifères et gazéifères de APF Energy et d'autres éléments d'actif ou entreprises lui appartenant et à l'intérêt sur cette dette réduisent le revenu distribuable de la Fiducie. APF Energy dispose actuellement d'une facilité de crédit consortiale d'un montant de 200,0 M$, dont 169,0 M$ avaient été prélevés en date du 31 décembre 2004. Voir « Modification des facilités de crédit ». Les emprunts, s'il y a lieu, la fluctuation des taux d'intérêt et les remboursements de capital prévus pourraient avoir une incidence sur le rendement du placement des porteurs de parts. Les propriétés et d'autres éléments d'actif pourraient être vendus ou réalisés par les banques de APF Energy ou aliénés d'une autre manière si les revenus étaient insuffisants pour remplir ces obligations. En outre, APF Energy ne pourra emprunter pour effectuer des achats ou pour financer des coûts en capital que si elle peut le faire selon des modalités qu'elle juge acceptables. Dans la mesure où la Fiducie ou APF Energy sont tenues de financer les dépenses en immobilisations ou les acquisitions de propriétés au moyen de rentrées de fonds, le revenu distribuable diminuera.

Conflits d'intérêts possibles

Il peut arriver que les membres du conseil d'administration de APF Energy soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec APF Energy ou la Fiducie. Il n'est pas certain que ces personnes communiqueront à APF Energy ou à la Fiducie les occasions qui leur seront signalées.

La *Business Corporations Act* (Alberta) prévoit que, si un administrateur a un intérêt dans un contrat ou dans un contrat ou une convention projeté, il devra divulguer un tel intérêt et ne pourra voter à l'égard de toute question ayant trait à un tel contrat ou à une telle convention, sauf si cette loi le lui permet. Si des conflits d'intérêts surviennent, ils seront résolus conformément aux dispositions de cette loi.

Risque inhérent au déclin naturel et au remplacement des réserves

Le risque inhérent au déclin naturel a trait à la capacité de la Fiducie de remplacer les réserves qui excèdent les déclins de production annuelle au moyen d'activités de mise en valeur comme le forage, le conditionnement et le reconditionnement de puits et d'autres activités d'investissement. La Fiducie gère son entreprise selon une méthode de gestion de portefeuille aux termes de laquelle des fonds sont répartis entre un certain nombre de zones de façon à ce qu'aucune somme importante ne soit affectée à une seule activité. Des fonds ne sont engagés qu'une fois que l'évaluation des critères économiques rigoureux s'appliquant à la production et à l'ajout de réserves a été effectuée.

Les réserves de la Fiducie sont évaluées annuellement par des tiers consultants indépendants qui en font rapport au comité de vérification et des réserves du conseil d'administration de la Fiducie. La méthode de la Fiducie consiste à investir dans des propriétés de longue durée dont le potentiel est connu, qui sont assorties d'une composante de production élevée ayant fait ses preuves et qui comportent des occasions de mise en valeur à faible risque dans le cadre desquelles le risque lié aux réserves est généralement plus faible et les rentrées de fonds sont plus stables et prévisibles.

La Fiducie présente certaines caractéristiques uniques qui la distinguent des sociétés pétrolières et gazières traditionnelles. Le revenu distribuable, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, ira en diminuant au fil du temps parallèlement au déclin de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. APF Energy ne réinvestit pas les rentrées de fonds de la même façon que les sociétés pétrolières et gazières traditionnelles. Par conséquent, sans injection de capital, les taux de production et les réserves initiaux de APF Energy diminueront.

Le risque lié à la production a trait à la capacité de la Fiducie de produire, de traiter et de transporter du pétrole brut et du gaz naturel. Afin de maintenir ce risque à un degré acceptable, la Fiducie effectue des travaux d'entretien réguliers et proactifs sur ses puits, ses installations et ses pipelines. La Fiducie exploite environ 85 % de sa production, ce qui lui permet d'exercer un plus grand contrôle sur l'exploitation.

Les réserves et la production de pétrole et de gaz naturel futures de APF Energy, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que APF Energy réussisse à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production de APF Energy diminueront graduellement au fil de l'exploitation des réserves.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. APF Energy livre énergiquement concurrence, pour faire l'acquisition de réserves et recruter du personnel technique compétent, à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est pas certain que APF Energy réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent aux objectifs de placement de la Fiducie. La redevance appartenant à la Fiducie n'aura aucune valeur lorsque les réserves des propriétés de APF Energy ne pourront plus être produites de façon rentable. Par conséquent, en l'absence de rentrées de fonds provenant d'autres éléments d'actif ou entreprises appartenant à la Fiducie, les porteurs de parts devront s'en remettre aux rentrées de fonds provenant de leur placement dans les parts de fiducie pour réaliser un revenu et obtenir le rendement du capital investi pendant la période au cours de laquelle les réserves peuvent être récupérées de façon rentable.

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de APF Energy d'investir les capitaux nécessaires pour maintenir ou augmenter ses réserves de pétrole et de gaz naturel diminuera. Dans la mesure où APF Energy est obligée d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou faire l'acquisition de propriétés, le montant du revenu distribuable de la Fiducie sera réduit.

Nature des parts de fiducie

Les titres comme les parts de fiducie possèdent certaines caractéristiques qui sont communes aux titres de participation et aux titres d'emprunt. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier et les épargnants ne devraient pas les considérer comme des actions de APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit. Les parts de fiducie ont été créées aux termes de l'acte de fiducie et représentent une participation fractionnaire dans la Fiducie. Les porteurs de parts ne bénéficient pas des droits et de la protection que les lois sur les sociétés par actions, comme la *Loi canadienne sur les sociétés par actions* (« LCSA »), confèrent habituellement aux actionnaires d'une société par actions, par exemple, le droit à la dissidence, la possibilité d'intenter un recours auprès d'un tribunal en cas d'abus ou d'injustice ou le droit octroyé par la LCSA de demander à un tribunal l'autorisation d'intenter une action dérivée.

Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, APF Energy n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Considérations fiscales et réglementation gouvernementale

Le risque lié à la réglementation, aux impôts et aux taxes et aux redevances se rapporte aux modifications apportées aux règlements sur les redevances gouvernementales, aux lois fiscales et aux programmes d'incitation ayant une incidence sur les résultats financiers et d'exploitation de la Fiducie. L'efficacité sur le plan fiscal du modèle de fiducie de redevances est tributaire du statut de la Fiducie à titre de fiducie de fonds commun de placement en vertu des lois fiscales canadiennes et, par conséquent, peut être touchée par des modifications imprévues des lois ou règlements. La direction et les comités de surveillance, avec l'aide des conseillers juridiques, se tiennent informés des modifications projetées aux lois et aux règlements, réagissent de façon proactive aux répercussions de ces modifications et prévoient les mesures à prendre à cet égard.

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs aux fiducies de fonds communs de placement et au secteur pétrolier et gazier, dans la mesure où ils ont une incidence sur le régime fiscal de la Fiducie ou sur la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait entraîner des conséquences défavorables pour les porteurs de parts.

Fluctuation des taux de change

Le dollar canadien a pris considérablement de valeur par rapport au dollar américain depuis 12 mois, réduisant ainsi la somme en dollars canadiens que touche la Fiducie à l'égard de sa production, ce qui pourrait avoir une incidence sur les distributions futures. La hausse du dollar canadien et des cours du change futurs entre le dollar canadien et le dollar américain influera sur les distributions futures et la valeur future des réserves de la Fiducie, telles qu'elles sont établies par les évaluateurs indépendants.

Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie ne constitueront plus des placements admissibles pour les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes enregistrés d'épargne-études et les régimes de participation différée aux bénéfices (les « régimes à imposition différée »). Si, à la fin d'un mois donné, un régime à imposition différée détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la partie XI.1 de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt »), à l'égard de ce mois, d'un montant correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un régime enregistré d'épargne-retraite détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie pendant que ces dernières ne constituent pas des placements admissibles. Si une fiducie régie par un régime enregistré d'épagne-études détient des parts de fiducie qui ne constituent pas des placements admissibles, l'enregistrement du régime pourra être révoqué. La perte de l'admissibilité à titre de fiducie de fonds commun de placement pourrait aussi entraîner des conséquences fiscales importantes.

L'acte de fiducie restreint la proportion de parts de fiducie qui peuvent appartenir à des non-résidents canadiens au sens de la Loi de l'impôt. Ces restrictions, qui sont décrites à la rubrique intitulée « Titres de la Fiducie – Restrictions sur le droit de propriété des non-résidents », constituent l'un des moyens de s'assurer que la Fiducie demeure admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt. APF vérifie régulièrement les adresses des porteurs de parts qu'elle obtient de son agent des transferts afin d'établir la proportion de parts de fiducie qui appartiennent à des non-résidents.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des propriétés de APF Energy ne pourront plus être exploitées de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Retard dans les distributions en espèces

Bien que le revenu distribuable de la Fiducie soit versé mensuellement, celui-ci ne correspondra pas nécessairement au revenu distribuable cumulé au cours de ce mois, mais constituera plutôt une estimation des sommes réelles reçues ou pouvant l'être au cours de la période et du montant de la « réserve de la Fiducie », soit la réserve maintenue au moyen du revenu distribuable afin de financer l'obligation différée de versement du prix d'achat ou à d'autres fins de placement. En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel à l'exploitant des propriétés de APF Energy, et par cet exploitant à APF Energy, les paiements entre ces parties peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés aux fins de l'exploitation des propriétés ou de la constitution de provisions à l'égard de tels frais. Le moment et le montant des dépenses en immobilisations requises auront une incidence directe sur les distributions en espèces aux porteurs de parts.

Responsabilité limitée des porteurs de parts

Le 1er juillet 2004, la *Income Trusts Liability Act* (Alberta) a été promulguée. Cette loi restreint la responsabilité des bénéficiaires de fiducies à revenu albertaines et vise à protéger les porteurs de parts de fiducies de redevances et de fiducies à revenu des incertitudes à l'égard des responsabilités éventuelles découlant d'actes, de défauts, d'obligations ou de responsabilités des fiduciaires de ces fiducies. L'acte de fiducie prévoit également qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal tiendrait les porteurs de parts responsables à l'un ou l'autre de ces égards, cette responsabilité se limitera à l'actif de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci. Aux termes de l'acte de fiducie, la Fiducie indemnise et tient quitte chaque porteur de parts des frais, dommages, responsabilités, dépenses, charges et pertes que celui-ci pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit que tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts personnellement. La possibilité qu'une responsabilité personnelle découle de réclamations présentées contre la Fiducie, que ce soit aux termes de contrats, d'actions en responsabilité délictuelle, de créances fiscales ou de certaines autres responsabilités prévues par la loi, est considérée peu probable.

La Fiducie exerce ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie.

LITIGES

À la connaissance de APF Energy, ni la Fiducie ni aucune des filiales de celle-ci n'est partie à une poursuite judiciaire et aucune poursuite judiciaire n'est envisagée.

CONTRATS IMPORTANTS

Les contrats importants que la Fiducie a conclus, autres que les contrats conclus dans le cours normal des affaires, sont les suivants :

1. l'acte de fiducie;
2. la convention relative aux redevances conclue le 17 décembre 1996 entre APF Energy et Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, en sa version modifiée et mise à jour le 18 mai 2004;
3. la convention relative aux redevances conclue le 30 mai 2002 entre 990009 Alberta Inc., commandité de APF Energy Limited Parnership, et Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, en sa version modifiée et mise à jour le 18 mai 2004;
4. la convention relative au régime de droits pour la protection des porteurs de parts datée du 19 avril 2003 conclue entre la Fiducie et Société de fiducie Computershare du Canada.

AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Société de fiducie Computershare du Canada, à ses bureaux principaux situés à Montréal, à Toronto et à Calgary, est l'agent chargé de la tenue des registres et agent des transferts à l'égard des parts de fiducie.

INTÉRÊT DES EXPERTS

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., 111, 5th Avenue S.W., bureau 3100, Calgary (Alberta) T2P 5L3. Les états financiers vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2004 ont été déposés à www.sedar.com sur la foi du rapport de PricewaterhouseCoopers s.r.l., comptables agréés indépendants.

GLJ a produit le rapport GLJ sur APF et Sproule a produit le rapport Sproule sur AGF. En date des présentes, les administrateurs et les membres de la direction de GLJ et de Sproule ainsi que les personnes ayant des liens avec celles-ci ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie ou débenture ni d'aucun autre bien de la Fiducie ou de APF Energy.

ANNEXE A
RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES DE L'ÉVALUATEUR OU DU VÉRIFICATEUR DE RÉSERVES QUALIFIÉ INDÉPENDANT

La présente annexe est l'annexe visée au point 2 de l'article 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »). Les termes définis dans le règlement 51-101 ont le même sens dans la présente annexe.

Au conseil d'administration de APF Energy Inc. (la « Société »),

1. Nous avons évalué les données relatives aux réserves de la Société au 31 décembre 2004. Les données relatives aux réserves comprennent ce qui suit :

   a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz estimées en date du 31 décembre 2004 au moyen de prix et coûts prévisionnels;

   (ii) les produits d'exploitation nets futurs estimatifs correspondants;

   b) (i) les réserves prouvées de pétrole et de gaz estimées au 31 décembre 2004 au moyen de prix et coûts constants;

   (ii) les produits d'exploitation nets futurs estimatifs correspondants.

2. La responsabilité des données relatives aux réserves incombe à la direction de la Société. Notre responsabilité consiste à exprimer un avis sur les données relatives aux réserves en nous fondant sur notre évaluation.

   Nous avons effectué notre évaluation conformément aux normes exposées dans le manuel intitulé *Canadian Oil and Gas Evaluation Handbook* (le « manuel COGE »), rédigé en collaboration par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole (Société du pétrole).

3. Ces normes exigent que l'évaluation soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les données relatives aux réserves sont exemptes d'inexactitudes importantes. L'évaluation comprend également l'appréciation de la conformité des données relatives aux réserves aux principes et définitions exposés dans le manuel COGE.

4. Le tableau suivant présente les produits d'exploitation nets futurs estimatifs (avant impôts) attribués aux réserves prouvées et probables, estimés au moyen de prix et coûts prévisionnels et actualisées au moyen d'un taux de 10 %, qui sont compris dans les données relatives aux réserves de la Société ayant fait l'objet de l'évaluation, pour l'exercice terminé le 31 décembre 2004, et indique les tranches respectives de ces produits d'exploitation que nous avons évaluées et à l'égard desquelles nous avons présenté un rapport au conseil d'administration de la Société :

Évaluateur ou vérificateur de réserves qualifié indépendant	Description et date d'établissement du rapport d'évaluation	Emplacement des réserves (pays ou zone géographique étrangère)	Valeur actualisée nette des produits d'exploitation nets futurs (avant impôts, taux d'actualisation de 10 %) (en milliers de dollars)			
			Vérification	Évaluation	Examen	Total
Gilbert Laustsen Jung Associates Ltd.	Évaluation de APF Energy Inc. (à l'exclusion des réserves de méthane de gisements houillers) en date du 31 décembre 2004 (rapport établi le 28 février 2005)	Canada	– $	588 180 $	– $	588 180 $
Sproule Associates Limited	Évaluation des réserves de méthane de gisements houillers de APF Energy Inc. et de Tika Energy Inc. en date du 31 décembre 2004 (rapport établi le 18 février 2005)	Canada	– $	9 054 $	– $	9 054 $
		États-Unis	– $	21 833 $	– $	21 833 $
			– $	619 067 $	– $	619 067 $

5. À notre avis, les données relatives aux réserves que nous avons évaluées ont été établies, à tous les égards importants, conformément au manuel COGE et sont conformes à celui-ci. Nous n'exprimons aucun avis quant aux données relatives aux réserves que nous avons examinées, mais que nous n'avons pas vérifiées ou évaluées.

6. Nous n'avons pas la responsabilité de mettre à jour nos rapports dont il est question au paragraphe 4 pour tenir compte des faits et des circonstances postérieurs à leur date d'établissement.

7. Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

Nous apposons notre signature au rapport présenté ci-dessus à Calgary, en Alberta, au Canada, en date du 25 février 2005

Pour **Gilbert Laustsen Jung Associates Ltd.**,

(signé) « Myron J. Hladyshevsky, ing. »

Nous apposons notre signature au rapport présenté ci-dessus à Calgary, en Alberta, au Canada, en date du 18 février 2005

Pour **Sproule Associates Limited**,

(signé) « Ken Crowther »

ANNEXE B
RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR L'INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ

La présente annexe est l'annexe visée au point 3 de l'article 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement 51-101 »). Les termes définis dans le règlement 51-101 ont le même sens dans la présente annexe.

La direction de APF Energy Inc. (la « Société ») a la responsabilité d'établir et de fournir l'information concernant les activités pétrolières et gazières de la Société et celles de APF Energy Limited Partnership (« APF Partnership ») et de Tika Energy, Inc. (« Tika ») conformément à la réglementation sur les valeurs mobilières. Cette information inclut les données relatives aux réserves, qui comprennent ce qui suit :

a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz estimées au 31 décembre 2004 au moyen de prix et coûts prévisionnels;

(ii) les produits d'exploitation nets futurs estimatifs correspondants;

b) (i) les réserves prouvées de pétrole et de gaz estimées au 31 décembre 2004 au moyen de prix et coûts constants;

(ii) les produits d'exploitation nets futurs estimatifs correspondants.

Des évaluateurs de réserves qualifiés indépendants ont évalué les données relatives aux réserves de la Société et celles de APF Partnership et de Tika. Leur rapport est présenté ci-dessus.

Le comité des réserves du conseil d'administration de la Société a fait ce qui suit :

a) il a examiné les méthodes suivies par la Société pour fournir l'information aux évaluateurs de réserves qualifiés indépendants;

b) il a rencontré les évaluateurs de réserves qualifiés indépendants dans le but de déterminer si on leur a imposé des restrictions les empêchant de fournir un rapport sans réserve;

c) il a examiné les données relatives aux réserves avec la direction et les évaluateurs de réserves qualifiés indépendants.

Le comité des réserves du conseil d'administration a examiné les méthodes suivies par la Société pour rassembler et présenter toute autre information concernant ses activités pétrolières et gazières et celles de APF Partnership et de Tika et a examiné cette information avec la direction. Le conseil d'administration, sur la recommandation du comité des réserves, a approuvé ce qui suit :

a) le contenu des données relatives aux réserves et de toute autre information concernant le pétrole et le gaz de la Société et de celles de APF Partnership et de Tika et leur dépôt auprès des autorités en valeurs mobilières;

b) le dépôt du rapport des évaluateurs de réserves qualifiés indépendants sur les données relatives aux réserves;

c) le contenu du présent rapport et son dépôt.

Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

(signé) « Martin Hislop »
Chef de la direction, APF Energy Inc.

(signé) « Dan Allan »
Vice-président, Exploration et production, APF Energy Inc.

(signé) « Donald Engle »
Administrateur, APF Energy Inc.

(signé) « Robert MacDonald »
Administrateur, APF Energy Inc.

Le 21 mars 2005

ANNEXE C
RENSEIGNEMENTS SUR LE COMITÉ DE VÉRIFICATION

Charte du comité de vérification

L'objet du comité de vérification (le « comité ») du conseil d'administration (le « conseil ») de APF Energy, qui est responsable de la régie de la Fiducie, est d'établir des liens de communication entre la direction, les vérificateurs indépendants de la Fiducie et le conseil et d'aider celui-ci à surveiller les aspects suivants :

- l'intégrité, le caractère adéquat et la rapidité de publication de l'information financière et les pratiques de la Fiducie en matière de présentation de cette information;
- le contrôle interne exercé par la Fiducie sur la présentation de l'information financière et le processus de vérification externe;
- la conformité de la Fiducie aux exigences prévues par les lois et les organismes de réglementation relativement à la présentation de l'information financière;
- l'indépendance et le rendement des vérificateurs indépendants de la Fiducie.

Le comité exercera également d'autres activités conformes à la présente charte, à l'acte de fiducie et aux lois applicables, comme lui-même, ou le conseil, le jugera nécessaire ou approprié.

Le comité se compose de la totalité des membres indépendants du conseil. Seuls les membres indépendants du conseil peuvent siéger et tous les membres doivent avoir des compétences financières. Les membres du comité sont nommés par le conseil, qui peut les révoquer à sa discrétion. Le comité choisira un président entre ses membres.

Le quorum du comité, constitué de la majorité des membres de celui-ci, doit être présent à toutes les réunions du comité.

La direction est responsable de l'élaboration des états financiers et des autres renseignements financiers de la Fiducie ainsi que de leur présentation fidèle conformément aux principes comptables généralement reconnus (« PCGR »). Il lui incombe également d'établir les contrôles et procédures internes ainsi que de maintenir les principes et politiques appropriés en matière de comptabilité et de présentation de l'information financière en vue d'assurer leur conformité aux normes comptables et à l'ensemble des lois et règlements applicables.

Les vérificateurs indépendants ont la responsabilité de vérifier les états financiers de la Fiducie et de donner leur avis, fondé sur la vérification qu'ils ont effectuée conformément aux normes de vérification généralement reconnues, sur le fait que les états financiers donnent ou non, à tous les égards importants, une image fidèle de la situation financière de la Fiducie ainsi que des résultats de ses activités et de ses flux de trésorerie selon les PCGR.

Il incombe au comité de recommander au conseil les vérificateurs indépendants devant être nommés aux fins de la vérification des états financiers de la Fiducie, de l'élaboration ou de l'émission d'un rapport des vérificateurs ou de l'exécution d'autres services de vérification, d'examen ou d'attestation ainsi que de la recommandation de leur rémunération. Le comité est également directement responsable de l'évaluation et de la surveillance du travail des vérificateurs indépendants. Les vérificateurs indépendants relèvent directement du comité.

En outre, le comité s'acquittera des tâches suivantes :

1. Examiner avec la direction et les vérificateurs indépendants le caractère adéquat et l'efficacité des contrôles comptables et financiers de la Fiducie et le caractère adéquat et la rapidité de publication de l'information financière et les pratiques de celle-ci en matière de présentation de cette information et encadrer la résolution de désaccords entre la direction et les vérificateurs indépendants à l'égard de la présentation de l'information financière.

2. Examiner avec la direction et les vérificateurs indépendants les états financiers vérifiés annuels, le rapport de gestion et les documents connexes, examiner avec la direction les états financiers trimestriels non vérifiés, le rapport de gestion et les documents connexes et examiner la présentation de l'information financière comprise dans les documents d'information continue avant de les déposer ou de les distribuer, y compris les questions devant être examinées selon les exigences des organismes de réglementation applicables.

3. Examiner avec la direction, avant leur publication, les nouveaux communiqués de presse qui présentent les résultats financiers annuels ou intermédiaires ou qui comprennent des renseignements importants qui n'avaient pas été publiés.

4. Examiner les normes et principes comptables et de présentation de l'information financière et les modifications importantes apportées à ces normes ou principes ou à leur application, y compris les décisions comptables clés touchant les états financiers et la justification des décisions prises.

5. Examiner avec les vérificateurs indépendants (i) les modifications importantes, le cas échéant, apportées au plan de vérification initial, (ii) les faits nouveaux en matière de principes comptables, de présentation de l'information ou de pratiques sectorielles qui pourraient toucher la Fiducie et (iii) les modifications importantes apportées aux principes, pratiques ou conventions comptables de la Fiducie.

6. Examiner avec les vérificateurs indépendants et les hauts dirigeants financiers les résultats de la vérification ayant trait à la lettre de gestion soulignant les conclusions et les recommandations des vérificateurs indépendants, ainsi que la réponse de la direction, à l'égard des contrôles internes et des procédés comptables, ainsi que toute autre question se rapportant à l'exécution de la vérification, y compris les autres questions qui devraient être transmises au comité de vérification selon les normes comptables généralement reconnues.

7. Examiner avec les vérificateurs indépendants le caractère adéquat des contrôles internes de la direction à l'égard de la présentation de l'information financière et des systèmes d'information de gestion et s'enquérir, auprès de la direction et des vérificateurs indépendants, des risques importants auxquels la Fiducie est exposée qui pourraient avoir un effet défavorable important sur les états financiers de celle-ci et s'enquérir auprès des vérificateurs indépendants des efforts déployés par la direction en vue de limiter ces risques.

8. Examiner la qualité et le caractère approprié des conventions comptables et la clarté de l'information financière et des pratiques en matière de présentation de l'information adoptées par la Fiducie. Cet examen pourrait comprendre des discussions avec les vérificateurs indépendants en l'absence de la direction.

9. Approuver au préalable tous les services autres que de vérification devant être fournis à la Fiducie par les vérificateurs indépendants.

10. Surveiller l'indépendance des vérificateurs indépendants en examinant tous les liens qu'ils ont établis avec la Fiducie et tout le travail autre que de vérification qu'ils ont effectué pour celle-ci.

11. Établir des méthodes à l'égard (i) de la réception, de la conservation et du traitement des plaintes reçues par la Fiducie à l'égard de questions ayant trait à la comptabilité, aux contrôles comptables internes ou à la vérification et (ii) de la soumission confidentielle et anonyme, par les employés de la Fiducie, de préoccupations à l'égard de pratiques douteuses en matière de comptabilité ou de vérification.

12. Examiner et approuver les politiques d'embauche de la Fiducie touchant les associés, les employés et les anciens associés et employés des vérificateurs externes, actuels et anciens, de l'émetteur.

13. Effectuer ou autoriser des enquêtes sur des questions qui, à son avis, s'inscrivent dans ses responsabilités. Le comité a le pouvoir de retenir les services de conseillers juridiques, de comptables ou d'autres conseillers indépendants qui l'aideront, dans la mesure qu'il jugera nécessaire, à s'acquitter de ses tâches et à fixer la rémunération de ces conseillers aux frais de la Fiducie.

Le comité supervise également l'évaluation des réserves de pétrole et de gaz naturel de la Fiducie et la présentation de l'information sur celles-ci. Dans ce cadre, il doit examiner les méthodes de la Fiducie ayant trait à la présentation de l'information ainsi qu'à la communication de l'information aux ingénieurs spécialistes des réserves indépendants de la Fiducie (les « ingénieurs »). Le comité approuve annuellement la nomination et les modalités d'embauche des ingénieurs, y compris leurs compétences et leur indépendance, ainsi que leur remplacement. Le comité approuve annuellement la rémunération devant être versée aux ingénieurs. Les données et le rapport annuels sur les réserves de la Fiducie provenant des ingénieurs sont revus annuellement par le comité avant qu'ils ne soient approuvés par l'ensemble du conseil d'administration.

Le comité examine les politiques et pratiques clés de la Fiducie à l'égard de la gestion des liquidités, des instruments dérivés financiers, du financement, des services bancaires, de l'assurance, de l'imposition, de la négociation des marchandises et des questions connexes.

Composition du comité

- Donald Engle
- William Dickson
- Daniel Mercier
- Robert MacDonald
- John Howard

Tous les membres du comité sont indépendant et ont des compétences financières.

Formation et expérience pertinentes

- Donald Engle – a occupé les fonctions de président et d'administrateur au sein de diverses sociétés pétrolières et gazières ouvertes et fermées, fonctions qui exigeaient la compréhension des principes comptables et l'examen des états financiers;

- William Dickson – compte plus de 40 ans d'expérience au chapitre des techniques et de la gestion au sein de sociétés ouvertes du secteur du pétrole et du gaz. M. Dickson démissionnera du conseil à l'assemblée annuelle du 4 mai 2005;

- Daniel Mercier – a été président et chef de la direction d'une société pétrolière et gazière canadienne inscrite à la TSX, ce qui exigeait une bonne connaissance des marchés financiers, des principes comptables et des états financiers. M. Mercier démissionnera du conseil à l'assemblée annuelle du 4 mai 2005;

- Robert MacDonald – compte plus de 27 ans d'expérience bancaire en financement dans le secteur pétrolier et gazier et, au cours de cette période, il a dû évaluer la valeur financière de ses clients en examinant et en analysant leurs états financiers. M. MacDonald est membre de l'Institut des banquiers canadiens et est titulaire d'un baccalauréat en administration des affaires, avec distinction;

- John Howard – a occupé les postes de président et de chef de la direction de diverses sociétés pétrolières et gazières fermées et ouvertes au cours des 25 dernières années. Il a par conséquent acquis une bonne compréhension des principes comptables et des états financiers à ce titre.

Honoraires relatifs aux services de vérification et approbation préalable des services de vérification

Le tableau suivant présente les honoraires de PricewaterhouseCoopers s.r.l. relativement à la vérification des états financiers consolidés annuels de la Fiducie.

	2004	2003
Honoraires de vérification	275 850 $	291 000 $
Honoraires pour services liés à la vérification	101 400 $	Néant
Honoraires pour services fiscaux	108 500 $	105 000 $

Les honoraires de vérification comprennent les examens trimestriels, les travaux liés aux prospectus et les frais de traduction.

Les honoraires pour services liés à la vérification se rapportent principalement aux procédés de contrôle préalable suivis dans le cadre du processus de contrôle préalable de la Fiducie relatif à l'acquisition de Great Northern. Les honoraires pour services fiscaux touchent principalement la conformité et la planification fiscales. Le comité a conclu que la prestation de services fiscaux est compatible avec le maintien de l'indépendance de PricewaterhouseCoopers s.r.l.

Le comité est tenu d'examiner et d'approuver au préalable les objectifs et l'étendue du travail de vérification externe et les honoraires proposés. En outre, il doit examiner et approuver au préalable tous les services autres que de vérification, y compris les services fiscaux, que les vérificateurs externes de la Fiducie doivent fournir.

Le comité a mis en œuvre des méthodes précises touchant l'approbation préalable des services devant être fournis par les vérificateurs externes de la Fiducie. Ces méthodes précisent certains services interdits qui ne doivent pas être fournis par les vérificateurs externes de la Fiducie. En outre, ces méthodes prévoient que la direction de la Fiducie, en conjonction avec les vérificateurs externes de celle-ci, doit soumettre une liste des services proposés et des honoraires connexes devant être fournis à la Fiducie afin que celle-ci l'approuve au préalable. En ce qui a trait aux services devant être fournis à la Fiducie par les vérificateurs externes qui n'ont pas été approuvés au préalable par le comité, celui-ci a délégué au président du comité le pouvoir de le faire.

Exemption Order
82-5166



SEC MAIL
PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

RESPONSABILITÉ DE LA DIRECTION QUANT À L'INFORMATION FINANCIÈRE

Les états financiers consolidés et l'information financière compris dans le présent rapport annuel sont préparés par la direction de la société qui en a la responsabilité. Les états financiers consolidés ont été préparés selon les principes comptables généralement reconnus du Canada et, le cas échéant, reflètent les meilleures estimations et le meilleur jugement de la direction.

La direction a mis au point et maintient des procédés et un système de contrôle interne permettant d'offrir l'assurance raisonnable que les actifs sont protégés et que l'information financière est exacte et opportune.

Le conseil d'administration doit examiner et approuver les états financiers consolidés et, par l'entremise de son comité de vérification, veiller à ce que la direction satisfasse à ses obligations en matière de présentation de l'information financière. Le comité de vérification se réunit régulièrement avec la direction et les vérificateurs indépendants afin de s'assurer que chaque partie s'acquitte de ses responsabilités. Le comité de vérification examine les états financiers consolidés avant de les présenter au conseil pour les faire approuver. PricewaterhouseCoopers s.r.l., vérificateurs indépendants nommés par les porteurs de parts d'APF Energy Trust, a vérifié les états financiers consolidés selon les normes de vérification généralement reconnues du Canada. PricewaterhouseCoopers s.r.l. peut, à son gré et à n'importe quel moment, communiquer avec le comité de vérification.

Martin Hislop
Chef de la direction

Alan MacDonald
Vice-président, finances et chef des finances

Calgary (Alberta)
Le 25 février 2005

RAPPORT DES VÉRIFICATEURS

Aux porteurs de parts d'APF Energy Trust

Nous avons vérifié les bilans consolidés d'APF Energy Trust aux 31 décembre 2004 et 2003 ainsi que les états consolidés des résultats et des bénéfices cumulés et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2004 et 2003 ainsi que des résultats de ses activités et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés

Calgary (Alberta)
Le 25 février 2005

BILANS CONSOLIDÉS

(en milliers de dollars, sauf les montants par part)

31 décembre	2004	2003 Après retraitement (note 3)
ACTIF		
Actif à court terme		
Encaisse	567	1 381
Comptes débiteurs	42 200	27 542
Actif dérivé (note 7)	3 313	-
Autres actifs à court terme	7 162	5 549
	53 242	34 472
Fonds de mise hors service d'immobilisations	3 271	2 342
Écart d'acquisition (note 5)	118 478	48 230
Immobilisations (note 6)	687 179	413 706
	862 170	498 750
PASSIF		
Passif à court terme		
Comptes créditeurs et charges à payer	52 677	36 698
Passif dérivé (note 7)	3 141	-
Distributions à payer (note 4)	9 415	5 963
	65 233	42 661
Impôts sur les bénéfices futurs (note 9)	86 711	63 991
Dette à long terme (note 8)	169 000	98 000
Débentures convertibles (note 10)	47 697	47 719
Obligations liées à la mise hors service d'immobilisations (note 11)	30 993	21 803
Passif dérivé (note 7)	335	-
	399 969	274 174
CAPITAUX PROPRES		
Compte de placement des porteurs de parts (note 12)	610 194	324 318
Surplus d'apport (note 13)	289	1 241
Bénéfices cumulés	126 862	77 226
Distributions cumulées (note 4)	(276 293)	(179 363)
Option de conversion des débentures convertibles (note 10)	1 149	1 154
	462 201	224 576
	862 170	498 750

Obligations contractuelles et engagements (note 16)

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration,

Martin Hislop,
administrateur

Don Engle,
administrateur

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES CUMULÉS

(en milliers de dollars, sauf les montants par part)

Exercices terminés les 31 décembre	2004	2003 Après retraitement (note 3)
Produits		
Pétrole et gaz	253 213	173 196
Perte réalisée sur instruments dérivés, montant net (note 7)	(16 329)	(3 565)
Gain non réalisé sur instruments dérivés, montant net (note 7)	223	-
Redevances, déduction faite du CIAR	(47 710)	(32 473)
Transport	(5 245)	(4 174)
	184 152	132 984
Charges		
Exploitation	51 788	32 370
Frais généraux et frais d'administration	10 635	10 023
Intérêts sur la dette à long terme (note 8)	5 405	4 171
Intérêts sur les débentures convertibles et frais de financement (note 10)	5 263	2 669
Épuisement, amortissement et désactualisation	85 997	53 389
Charge de rémunération à base de parts (recouvrement) (note 13)	(877)	1 241
Impôts sur le capital et autres impôts	3 321	2 720
	161 532	106 583
Bénéfices avant impôts sur les bénéfices futurs	22 620	26 401
Recouvrement d'impôts sur les bénéfices futurs (note 9)	(27 016)	(14 207)
Bénéfice net	49 636	40 608
Bénéfices cumulés au début de l'exercice, montant déjà déclaré	77 226	35 589
Changement de convention comptable (note 3)	-	1 029
Bénéfices cumulés à la fin de l'exercice, après retraitement	126 862	77 226
Bénéfice net de base par part	1,02 $	1,31 $
Bénéfice net dilué par part [1]	1,02 $	1,31 $

1) Les intérêts sur les débentures convertibles ont été rajoutés au bénéfice net pour calculer le résultat dilué par part.

Voir les notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

(en milliers de dollars, sauf les montants par part)

Exercices terminés les 31 décembre	2004	2003
		Après retraitement (note 3)
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net	49 636	40 608
Éléments hors trésorerie		
Épuisement, amortissement et désactualisation	85 997	53 389
Désactualisation des débentures et amortissement des frais de financement reportés	692	362
Impôts sur les bénéfices futurs	(27 016)	(14 207)
Gain non réalisé sur instruments dérivés, montant net (note 7)	(223)	-
Charge de rémunération à base de parts (recouvrement) (note 13)	(877)	1 241
Obligations liées à la mise hors service d'immobilisations (note 11)	(1 083)	(374)
Flux de trésorerie liés aux activités d'exploitation	107 126	81 019
Variation nette des éléments hors caisse du fonds de roulement (note 15)	(10 473)	5 823
Cotisations aux fonds de mise hors service d'immobilisations, montant net	(929)	(1 558)
Flux de trésorerie liés aux activités d'exploitation, montant net	95 724	85 284
Flux de trésorerie liés aux activités d'investissement		
Acquisition de sociétés (note 5)	(65 405)	(58 259)
Ajouts aux immobilisations	(68 779)	(33 601)
Achat de biens pétroliers et gaziers	(10 351)	(29 238)
Produit de la vente de biens	505	9 284
Variation des éléments hors caisse du fonds de roulement et des investissements	5 205	2 961
Flux de trésorerie liés aux activités d'investissement, montant net	(138 825)	(108 853)
Flux de trésorerie liés aux activités de financement		
Émission de parts contre espèces	90 451	55 670
Émission de parts contre espèces aux termes du régime incitatif de droits d'achat de parts	33 895	1 329
Émission de parts contre espèces à l'exercice d'options sur actions/de droits de souscription	3 799	1 749
Produit (remboursement) des débentures convertibles, montant net	-	47 681
Frais d'émission des parts	(5 270)	(3 467)
Produit (remboursement) de la dette à long terme, montant net	7 126	(12 920)
Distributions en espèces, déduction faite du réinvestissement des distributions	(91 166)	(68 440)
Variation des éléments hors caisse du fonds de roulement, éléments liés au financement	3 452	2 398
Flux de trésorerie liés aux activités de financement, montant net	42 287	24 000
Variation de l'encaisse au cours de l'exercice	(814)	431
Encaisse au début de l'exercice	1 381	950
Encaisse à la fin de l'exercice	567	1 381

Renseignements supplémentaires (note 14)

Voir les notes afférentes aux états financiers consolidés.

31 décembre 2004 et 2003

1 MODE DE PRÉSENTATION

APF Energy Trust (la « Fiducie »)
La Fiducie est une fiducie de placement à capital variable constituée en vertu des lois de l'Alberta.

APF Energy Inc. (« Energy »)
Energy est une société constituée et structurée dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des biens pétroliers et gaziers, y compris certaines propriétés initiales, et de verser une redevance sur ces propriétés à la Fiducie.

APF Energy Limited Partnership (« LP »)
LP a été établie dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des biens pétroliers et gaziers et de verser une redevance à la Fiducie.

Tika Energy Inc. (« Tika »)
Tika est une filiale en propriété exclusive d'Energy et a été constituée dans le Wyoming dans le but d'acquérir, de mettre en valeur, d'exploiter et de céder des propriétés gazéifères de méthane de gisements houillers de méthane aux États-Unis.

2 PRINCIPALES CONVENTIONS COMPTABLES

Consolidation
Ces états financiers consolidés comprennent les comptes de la Fiducie, d'Energy, de LP et de Tika et sont désignés comme ceux d'« AFP » ou de la « Fiducie ». Les participations dans des sociétés sous contrôle commun et des coentreprises non constituées sont comptabilisées selon la méthode de la consolidation proportionnelle, d'après laquelle la quote-part de la Fiducie des produits, des charges, des actifs et des passifs est incluse dans les comptes.

Constatation des produits
Les produits tirés de la vente de pétrole brut, de gaz naturel et de liquides de gaz naturel appartenant à la Fiducie sont constatés au moment où le titre de propriété passe de la Fiducie à ses clients.

Immobilisations
APF suit la méthode de la capitalisation du coût entier pour les activités d'exploration, de mise en valeur et de production de pétrole et de gaz, conformément à la note d'orientation concernant la comptabilité, N° 16, « Pétrole et gaz naturel – capitalisation du coût entier » (la « NOC-16 »). Les frais d'acquisition des biens pétroliers et gaziers et les frais de mise en valeur qui s'y rapportent sont capitalisés et cumulés dans un centre de coûts. Les frais d'entretien et de réparation sont portés aux résultats, tandis que les renouvellements et les améliorations, qui prolongent la durée économique des immobilisations, sont capitalisés. Les gains et les pertes ne sont pas constatés à la cession de biens pétroliers et gaziers, sauf dans les cas où la cession entraînerait une modification du taux d'épuisement de 20 % ou plus.

Tout le reste du matériel est constaté au coût amorti ou à la juste valeur, si elle est moins élevée.

Plafonnement du coût entier
La NOC-16 exige qu'un test de dépréciation du centre de coûts soit effectué tous les ans pour évaluer la valeur comptable des actifs pétroliers et gaziers. Un centre de coûts doit être soumis à un test de recouvrabilité à l'aide des flux de trésorerie futurs non actualisés provenant des réserves prouvées et du cours des marchandises indexés à terme, compte tenu de l'écart sur le plan des prix contractuels et de la qualité. La valeur d'un centre des coûts est ramenée à sa juste valeur lorsque sa valeur comptable, déduction faite des frais liés aux biens non prouvés, excède les flux de trésorerie futurs connexes non actualisés. La juste valeur est estimée en moyen de techniques reconnues de calcul de la valeur actualisée qui intègrent le risque et l'incertitude à la détermination des flux de trésorerie futurs anticipés. Les biens non prouvés sont exclus du calcul du plafonnement du coût entier en plus d'être soumis à un test de dépréciation distinct.

Épuisement, amortissement et désactualisation
Selon la méthode de la capitalisation du coût entier, tous les frais d'acquisition, d'exploration et de mise en valeur du pétrole brut et du gaz naturel, notamment les frais liés à la mise hors service d'immobilisations, sont cumulés dans un centre de coûts. Le montant global des frais capitalisés nets et des frais de mise en valeur futurs estimatifs, déduction faite des biens non prouvés et de la valeur de récupération estimative, est amorti au moyen de la méthode de l'amortissement proportionnel au rendement, d'après la production de la période en cours et les estimations des réserves prouvées de pétrole et de gaz calculées à l'aide de prix constants.

Tout le reste du matériel est amorti sur sa durée de vie utile.

Réserves de pétrole et de gaz
L'estimation des réserves est un processus subjectif. Les prévisions se fondent sur des données techniques, les taux de production futurs prévus, le cours estimatifs des marchandises et la date où les dépenses seront engagées. La Fiducie prévoit que les estimations des réserves seront révisées en fonction des résultats des activités de forage futures, des tests, des niveaux de production et des économies découlant de la récupération en fonction des prévisions des flux de trésorerie.

Écart d'acquisition
L'écart d'acquisition est l'excédent du prix d'achat sur la juste valeur des éléments identifiables de l'actif et du passif de la société acquise. Les éléments identifiables du passif net comprennent une estimation des impôts sur les bénéfices futurs. Selon le chapitre 3062 du *Manuel de l'ICCA* « Écarts d'acquisition et autres actifs incorporels », l'écart d'acquisition de l'unité d'exploitation, la Fiducie consolidée, est soumis à un test de dépréciation au moins une fois l'an. La dépréciation est portée au bénéfice durant la période au cours de laquelle elle s'est produite.

Le test de dépréciation mesure l'écart entre la valeur comptable de l'actif net et la juste valeur de la Fiducie. Si la juste valeur de la Fiducie est inférieure à sa valeur comptable, la dépréciation est mesurée en répartissant la juste valeur de la Fiducie sur les éléments identifiables de l'actif et du passif à la juste valeur. L'excédent de la juste valeur de la Fiducie sur les montants attribués aux éléments identifiables de l'actif correspond à la juste valeur de l'écart d'acquisition. Si ce montant est inférieur à la valeur comptable de l'écart d'acquisition, l'excédent constitue une perte de valeur et sera imputé au bénéfice durant la période au cours de laquelle elle se produit.

Charge de rémunération à base de parts
Le 31 décembre 2003, la Fiducie a adopté prospectivement les recommandations du chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions ». Selon la norme, les instruments de capitaux propres attribués à des salariés après le 31 décembre 2002 doivent être évalués à la juste valeur et constatés sur le délai d'acquisition connexe avec une hausse correspondante du surplus d'apport. Lorsque des droits sont exercés par des salariés et des administrateurs de la Fiducie, la contrepartie versée est inscrite dans le compte de placements des porteurs de parts, la charge de rémunération hors caisse connexe étant déjà constatée dans le surplus d'apport.

APF a établi un régime d'options sur parts de la Fiducie (le « régime ») ainsi qu'un régime incitatif de droits d'achat de parts de la Fiducie (le « régime incitatif ») pour les salariés et les administrateurs indépendants (se reporter à la note 13 afférente aux états financiers). Le prix d'exercice des droits attribués aux termes du régime incitatif peut être réduit dans les périodes futures en fonction du rendement d'exploitation futur aux termes du régime incitatif.

La Fiducie utilise le modèle d'établissement du prix des options Black-Scholes pour estimer la juste valeur des droits attribués aux termes du régime incitatif à la date d'attribution. La juste valeur des droits attribués n'est pas par la suite révisée en fonction de variations des hypothèses sous-jacentes. La charge de rémunération est ajustée prospectivement en fonction des droits annulés aux termes du régime incitatif au cours de la période.

Par suite de l'adoption de la nouvelle norme, la Fiducie a constaté une charge de 1,24 M$ pour l'exercice terminé le 31 décembre 2003 ainsi qu'une augmentation correspondante du surplus d'apport. Conformément à la norme comptable modifiée, la Fiducie a choisi de présenter les résultats pro forma pour les instruments de capitaux propres attribués à des salariés avant le 1er janvier 2003, comme si le chapitre 3870 du *Manuel de l'ICCA*, « Rémunérations et autres paiements à base d'actions », avait été adopté rétroactivement.

L'adoption de la nouvelle norme n'a eu aucune incidence sur les flux de trésorerie de la Fiducie. Se reporter à la note 13 pour obtenir des informations supplémentaires sur les régimes de rémunération.

Impôts sur les bénéfices

La Fiducie est une fiducie non testamentaire à l'égard de l'impôt sur les bénéfices. À ce titre, elle doit payer l'impôt sur le bénéfice imposable qui n'est pas attribué aux porteurs de parts ou qui ne peut l'être. Puisque la Fiducie attribue la totalité de son bénéfice imposable aux porteurs de parts, aucune charge d'impôts sur les bénéfices exigibles n'a été inscrite. Si la Fiducie devait être tenue de payer des impôts sur les bénéfices, le montant des fonds pouvant être distribués serait réduit en conséquence.

La charge d'impôts sur les bénéfices est inscrite dans le poste « Énergie » selon la méthode axée sur le bilan. Les impôts sur les bénéfices futurs sont inscrits dans la mesure où les méthodes de comptabilisation des actifs et des passifs diffèrent de leur valeur fiscale correspondante d'après les taux d'imposition pratiquement en vigueur. Les soldes des impôts futurs cumulés sont ajustés pour tenir compte des variations des taux d'imposition pratiquement en vigueur durant la période au cours de laquelle l'ajustement est constaté dans le bénéfice net.

La détermination du bénéfice et des autres passifs d'impôts de la Fiducie fait l'objet d'une vérification et d'une réévaluation possible après l'écoulement d'une période considérable. En conséquence, la charge ou l'économie d'impôts réelle peut différer sensiblement des estimations.

Calculs par part

La Fiducie suit la méthode des actions rachetées pour déterminer l'effet dilutif des droits de souscription et des options sur parts de la Fiducie. Selon la méthode du rachat d'actions, les instruments en cours et pouvant être exercés à effet de dilution sont inclus dans le calcul des montants dilués, du plus dilutif au moins dilutif.

L'effet dilutif des débentures convertibles est déterminé selon la méthode de la conversion hypothétique selon laquelle si la valeur marchande actuelle par part excède le prix de conversion déclaré par part, le nombre moyen pondéré de parts potentielles présumées émises est inclus dans le calcul du résultat dilué par part. Les parts émises à la conversion sont incluses dans le dénominateur du calcul du résultat de base par part à partir de la date de conversion. En conséquence, les parts présumées émises sont pondérées pour la période au cours de laquelle les débentures convertibles étaient en circulation et les parts réellement émises sont pondérées pour la période au cours de laquelle les parts étaient en circulation.

Incertitude relative à la mesure
Le préparation en temps opportun des états financiers conformément aux principes comptables généralement reconnus du Canada (« les PCGR ») exige de la direction qu'elle fasse des estimations, formule des hypothèses et fasse preuve de jugement à l'égard des actifs, des passifs, des produits et des charges. Ces estimations concernent essentiellement les opérations non réglées et les événements à la date des états financiers. En conséquence, les résultats réels pourraient différer des montants estimatifs lorsque les événements futurs se produiront.

Les montants inscrits à titre d'amortissement, d'épuisement, de frais et d'obligations liés à la mise hors service d'immobilisations ainsi que les montants utilisés pour le plafonnement du coût entier et le calcul de la dépréciation sont fondés sur des estimations des réserves de pétrole et de gaz naturel et sur les coûts futurs qui devront être affectés à la mise en valeur de ces réserves. De par leur nature, ces estimations sont soumises à l'incertitude, ce qui pourrait avoir une incidence importante sur les états financiers des périodes futures.

3 CHANGEMENTS DE CONVENTIONS COMPTABLES

Obligations liées à la mise hors service d'immobilisations
Le 1er janvier 2004, la Fiducie a adopté rétroactivement les recommandations du chapitre 3110 du *Manuel de l'ICCA* intitulé « Obligations liées à la mise hors service d'immobilisations ». Cette nouvelle norme exige la constatation de la juste valeur d'une obligation liée à la mise hors service d'immobilisations au cours de la période durant laquelle elle est engagée. La valeur actualisée de l'obligation liée à la mise hors service d'immobilisations est constatée à titre de passif, le coût lié à la mise hors service de l'immobilisation étant capitalisé à titre d'immobilisations corporelles. L'obligation liée à la mise hors service d'immobilisations s'accroîtra dans le temps par suite de la désactualisation et le coût lié à la mise hors service de l'immobilisation sera amorti selon la même méthode que l'amortissement et l'épuisement. Auparavant, APF suivait la méthode de l'amortissement proportionnel à l'utilisation pour rattacher les coûts futurs de la mise hors service aux produits générés sur la durée des biens pétroliers et gaziers, compte tenu du total des réserves prouvées estimatives et du passif futur estimatif.

	31 décembre 2003 et exercice terminé à cette date		
(en milliers de dollars, sauf les montants par part)	Montant déjà établi	Variation	Après retraitement
Bilan consolidé			
Actif			
Immobilisations	401 286	12 420	413 706
Passif			
Impôts sur les bénéfices futurs	64 222	(231)	63 991
Obligation liée à la mise hors service d'immobilisations	-	21 803	21 803
Passif lié à la remise en état des lieux	10 410	(10 410)	-
Capitaux propres			
Bénéfices cumulés au début de l'exercice	35 589	1 029	36 618
État consolidé des résultats			
Épuisement, amortissement et désactualisation	50 417	2 972	53 389
Remise en état des lieux	3 327	(3 327)	-
Recouvrement des impôts sur les bénéfices futurs	(14 333)	126	(14 207)

Se reporter à la note 11 pour des informations supplémentaires sur les obligations liées à la mise hors service d'immobilisations.

Instruments dérivés et relations de couverture

Le 1er janvier 2004, la Fiducie a adopté prospectivement la note d'orientation concernant la comptabilité no 13 (« NOC-13 ») de l'ICCA intitulée « Relations de couverture » ainsi que l'abrégé des délibérations du Comité sur les problèmes nouveaux 128 (« CPN-128 ») intitulé « Comptabilisation des instruments financiers dérivés détenus à des fins de transaction (négociation) ou de spéculation ou à des fins autres que de couverture ». Conformément à cette nouvelle note, tous les instruments dérivés non matérialisés qui ne répondent pas aux conditions de la comptabilité de couverture exposées dans la NOC-13 ou qui ne sont pas désignés comme des couvertures sont constatés à titre d'actif ou de passif dérivé dans le bilan consolidé, et les variations de la juste valeur au cours de la période sont constatées dans les résultats. Avant le 1er janvier 2004, la Fiducie constatait les gains et les pertes sur les contrats dérivés au moment du règlement.

Pour appliquer la comptabilité de couverture, il faut consigner les opérations de couverture et démontrer que les couvertures sont suffisamment efficaces pour appliquer la comptabilité de couverture. D'après un examen de la position dérivée de la Fiducie au 1er janvier 2004, la quasi-totalité des contrats dérivés ne répondait pas aux conditions de la comptabilité de couverture. En conséquence, la Fiducie a inscrit un passif de 1,30 M$ à titre d'estimation de la juste valeur de sa position dérivée le 1er janvier 2004, laquelle était constituée d'une perte non réalisée de 0,40 M$ sur des instruments dérivés à l'égard du pétrole brut et du gaz naturel et une perte non réalisée de 0,90 M$ sur les swaps de taux d'intérêt. Conformément aux dispositions transitoires de cette nouvelle note, la Fiducie a comptabilisé une perte reportée sur instruments dérivés correspondante, qui a été passée en résultats en 2004 au moment du règlement des instruments dérivés sous-jacents. Les flux de trésorerie de la Fiducie n'ont subi aucun effet par suite de l'adoption de cette nouvelle note. Se reporter à la note 7 pour des renseignements supplémentaires sur les instruments dérivés.

Instruments financiers avec privilège de conversion

Le 31 décembre 2004, la Fiducie a adopté rétroactivement le chapitre 3860 révisé du *Manuel de l'ICCA* intitulé « Instruments financiers – informations à fournir et présentation » pour les instruments financiers pouvant être réglés au comptant ou au moyen d'instruments de capitaux propres, au gré de l'émetteur. La norme révisée oblige la Fiducie à classer le produit de la débenture convertible émise le 3 juillet 2003 dans le passif ou les capitaux propres, selon la mesure de la juste valeur et la substance du contrat. Auparavant, la Fiducie présentait le produit de la débenture convertible (déduction faite des frais de financement) et les intérêts connexes à payer à titre de capitaux propres dans le bilan consolidé comme si la Fiducie pouvait régler ses obligations en contrepartie de parts de fiducie.

L'obligation de la Fiducie d'effectuer des versements prédéterminés de capital et d'intérêts constitue un passif financier selon la norme révisée et celle-ci demeure jusqu'à ce que l'instrument soit converti ou racheté. L'option qu'a le porteur de convertir le passif financier en parts de fiducie est une option de conversion intégrée. Le produit brut de 50 M$ obtenu à l'émission a été réparti, soit 48,82 M$ à la dette et 1,18 M$ au privilège de conversion des capitaux propres. Au 31 décembre 2003, après les conversions et la désactualisation, la composante de la dette s'élevait à 47,72 M$ et la composante capitaux propres à 1,15 M$. Les honoraires des placeurs pour compte et les autres honoraires liés à l'émission ont totalisé 2,32 M$ et continueront d'être passés en résultats sur une base linéaire sur la durée de l'instrument. Au 31 décembre 2003, 2,04 M$ étaient inclus dans les autres actifs à court terme.

Le tableau qui suit présente l'incidence de la norme mise à jour sur les montants de l'exercice correspondant de 2003.

	31 décembre 2003 et exercice terminé à cette date		
(en milliers de dollars, sauf les montants par part)	Montant déjà établi	Variation	Après retraitement
Bilan consolidé			
Actif			
Autres actifs à court terme (comprend le financement reporté)	3 506	2 043	5 549
	3 506	2 043	5 549
Passif			
Comptes créditeurs et charges à payer	36 711	(13)	36 698
Débentures convertibles	-	47 719	47 719
	36 711	47 706	84 417
Capitaux propres			
Compte de placement des porteurs de parts	324 317	1	324 318
Débentures convertibles	46 466	(46 466)	-
Intérêts cumulés sur les débentures convertibles	(2 317)	2 317	-
Droit de conversion de débentures convertibles	-	1 154	1 154
	368 466	(42 994)	325 472
État consolidé des résultats			
Intérêts sur les débentures convertibles et frais de financement	-	2 669	2 669

L'adoption de la note mise à jour n'a eu aucune incidence sur les flux de trésorerie de la Fiducie. Se reporter à la note 10 pour obtenir des informations supplémentaires sur les débentures convertibles.

4. DISTRIBUTIONS

	Exercice terminé le 31 décembre	
(en milliers de dollars, sauf les montants par part)	2004	2003
		Après retraitement (note 3)
Flux de trésorerie liés à l'exploitation	107 126	81 019
Plus (moins) :		
Cotisations au fonds d'abandon	(2 012)	(1 932)
Espèces retenues pour financer les activités	(6 368)	(21 556)
Variation du fonds de roulement	(1 816)	11 182
Distributions	96 930	68 713
Distributions à ce jour	87 515	62 750
Distributions à payer	9 415	5 963
	96 930	68 713
Distributions cumulées au début de l'exercice	179 363	110 650
Distributions cumulées à la fin de l'exercice	276 293	179 363
Distributions réelles déclarées par part	2,00 $	2,20 $

5. ACQUISITIONS

Le 4 juin 2004, la Fiducie a acquis la totalité des actions émises et en circulation de Great Northern Exploration Ltd. (« Great Northern »). En 2003, APF a acquis la totalité des actions émises et en circulation de Hawk Oil Inc. (« Hawk Oil ») le 5 février, de Nycan Energy Corp. (« Nycan ») le 28 avril et de CanScot Resources Ltd. (« CanScot ») le 26 septembre. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers de dollars)	Great Northern 2004	CanScot 2003	Nycan 2003	Hawk Oil 2003
Actif net acquis aux valeurs attribuées :				
Fonds de roulement déficitaire	(4 857)	178	928	(634)
Immobilisations	255 941	32 980	47 495	57 146
Terrains non mis en valeur et données sismiques	22 943	-	-	-
Écart d'acquisition	70 248	16 884	8 792	11 078
Dette prise en charge	(63 874)	(6 150)	(8 870)	(7 900)
Instruments dérivés	(1 103)	-	-	-
Obligation liée à la mise hors service d'immobilisations	(7 866)	(388)	(580)	(263)
Impôts sur les bénéfices futurs	(49 084)	(7 399)	(13 266)	(18 266)
Actif net acquis	222 348	36 105	34 499	41 161
Composantes du prix d'achat :				
Parts de fiducie	156 943	15 433	-	37 710
Encaisse	63 250	-	-	2 856
Dette bancaire	-	19 689	34 374	-
Frais d'acquisition	2 155	983	125	595
Prix d'achat	222 348	36 105	34 499	41 161

Le tableau qui suit souligne les flux de trésorerie liés aux acquisitions d'entreprises conclues en 2004 et en 2003.

(en milliers de dollars)	Great Northern 2004	CanScot 2003	Nycan 2003	Hawk Oil 2003
Actifs nets acquis	222 348	36 105	34 499	41 161
Moins :				
Dette prise en charge (encaisse acquise)	-	(156)	(212)	5
Parts de fiducie émises	(156 943)	(15 433)	-	(37 710)
Flux de trésorerie provenant des acquisitions d'entreprises	65 405	20 516	34 287	3 456

6 IMMOBILISATIONS

(en milliers de dollars)	2004	2003
Immobilisations	907 819	548 229
Épuisement, amortissement et désactualisation cumulés	(220 640)	(134 523)
	687 179	413 706

Le calcul de l'épuisement, de l'amortissement et de la désactualisation comprend 48,22 M$ (25,00 M$ en 2003) au titre des frais futurs de mise en valeur liés aux réserves prouvées totales non renouvelables et exclut 28,45 M$ (10,80 M$ en 2003) pour la valeur estimative des biens non prouvés. Tous les frais liés aux biens non prouvés, déduction faite des produits connexes, ont été capitalisés. La recouvrabilité de ces frais sera fonction de la découverte de réserves de pétrole et de gaz naturel prouvées. La Fiducie a effectué un test de dépréciation distinct des actifs exclus du calcul du plafonnement du coût entier et a établi qu'aucun montant (néant en 2003) ne devait être porté aux résultats pour l'exercice.

Pour l'exercice, la Fiducie a capitalisé des frais d'administration de 0,50 M$ (0,46 M$ en 2003) liés aux projets de méthane de gisements houillers considérés en phase de pré-production.

Les prix utilisés dans le plafonnement du coût entier pour évaluer les réserves de gaz naturel, de pétrole brut et de liquides de gaz naturel de la Fiducie au 31 décembre 2004 s'établissent ainsi :

Exercice	WTI pétrole ($ US/baril)	Taux de change ($ US/$ CA)	WTI pétrole ($ CA/baril)	AECO gaz ($ CA/ mmbtu)
2005	42,76	1,1667	48,95	6,43
2006	40,56	1,1931	47,37	6,56
2007	39,44	1,2202	47,26	6,28
2008	37,77	1,2561	46,74	6,04
2009	37,14	1,2961	47,31	5,83
2010 à 2016[1]	37,41	1,2961	47,56	5,87
Reste [2]	2,00 %	1,2961	2,00 %	2,00 %

1) La variation en pourcentage représente la moyenne pour la période en question.
2) La variation en pourcentage représente le changement pour chaque exercice de 2014 jusqu'à la fin de la durée de vie des réserves.

7 GESTION DES RISQUES ET INSTRUMENTS FINANCIERS

La Fiducie a conclu divers instruments dérivés et contrats physiques pour gérer les fluctuations du cours des marchandises, des taux de change, du prix des services publics et des taux d'intérêt dans le cours normal des activités. La définition d'un instrument dérivé correspond à celle d'un instrument financier puisqu'il comporte l'échange d'actifs financiers, normalement des espèces, et non pas la livraison ou l'acceptation de stocks de pétrole et de gaz. Inversement, un contrat physique n'est pas un instrument financier, puisqu'il sous-entend la livraison ou l'acceptation d'un produit physique. Conformément à la NOC-13 et au CPN-128 (voir la note 3), les informations suivantes présentent uniquement les positions à l'égard des instruments financiers.

La juste valeur estimative d'instruments dérivés non réalisés figure dans le bilan consolidé, aucun changement dans les positions non matérialisées n'étant inscrit dans les résultats. Le résumé de la fluctuation des montants non matérialisés du 1er janvier 2004 au 31 décembre 2004 s'établit comme suit :

(en milliers de dollars)	Perte dérivée reportée constatée à la transition	Gain réalisé total (perte)	Gain total (perte)
Juste valeur des contrats, 1er janvier 2004	1 300		(1 300)
Juste valeur des contrats dérivés conclus durant l'exercice			(14 806)
Juste valeur des contrats dérivés réalisés durant l'exercice		(16 329)	16 329
Juste valeur des contrats au 31 décembre 2004			223
Primes reçues à la vente d'options d'achat			(386)
Juste valeur des contrats et des primes reçues au 31 décembre 2004			(163)

Le résumé de la juste valeur des positions financières non matérialisés par activité de gestion des risques au 31 décembre 2004 s'établit comme suit :

(en milliers de dollars)	Gain non réalisé total (perte)
Cours des marchandises	
Pétrole brut	(2 298)
Gaz naturel	2 059
Services publics	32
Devises	1 103
Taux d'intérêt	(673)
	223
Primes reçues à la vente d'options d'achat	(386)
	(163)

Voici un résumé du classement au bilan de la juste valeur des positions financières non matérialisés au 31 décembre 2004 :

(en milliers de dollars)	Actif (passif) non réalisé
Actif à court terme	3 313
Actif à long terme	-
Passif à court terme	(3 141)
Passif à long terme	(335)
	(163)

Risque lié au cours des marchandises

Le risque lié au cours des marchandises se définit comme les fluctuations du prix du pétrole brut, du gaz naturel et des liquides de gaz naturel. La Fiducie utilise des instruments dérivés dans le cadre de sa gestion des risques pour gérer les fluctuations du cours des marchandises et stabiliser les flux de trésorerie distribuables aux porteurs de parts et pouvant être affectés aux programmes de mise en valeur futurs. Au 31 décembre 2004, la Fiducie avait inscrit une perte non réalisée de 2,30 M$ sur des instruments dérivés liés au pétrole brut en circulation et un gain non réalisé de 2,06 M$ sur des instruments dérivés en circulation liés au gaz naturel.

Les instruments dérivés liés au pétrole brut et au gaz naturel en circulation à la fin de 2004 se présentent comme suit :

Durée	Marchandise	Contrat	Quantité quotidienne moyenne	Prix par baril, GJ ou mmbtu
Janvier à mars 2005	Pétrole brut	Swap	1 500 barils	35,78 $ US
Janvier à mars 2005	Pétrole brut	Tunnel	1 000 barils	38,00 $ US à 44,95 $ US
Janvier à mars 2005	Pétrole brut	Option d'achat	500 barils	42,37 $ US (prime de 3,19 $ US)
Avril à juin 2005	Pétrole brut	Swap	667 barils	36,66 $ US
Avril à juin 2005	Pétrole brut	Tunnel	2 000 barils	39,25 $ US à 44,94 $ US
Avril à juin 2005	Pétrole brut	Option d'achat	500 barils	40,95 $ US (prime de 3,45 $ US)
Juillet à septembre 2005	Pétrole brut	Tunnel	1 000 barils	41,00 $ US à 51,30 $ US
Janvier à mars 2005	Gaz naturel	Option d'achat	5 000 GJ	11,80 $ CA
Janvier à mars 2005	Gaz naturel	Tunnel	5 000 GJ	7,00 $ CA à 11,35 $ CA
Avril à octobre 2005	Gaz naturel	Tunnel	5 000 mmbtu	6,50 $ US à 6,90 $ US
Avril à octobre 2005	Gaz naturel	Tunnel	10 000 GJ	6,25 $ CA à 7,20 $ CA

Risque lié au prix de l'électricité
Les activités de gestion du coût de l'électricité de la Fiducie ont permis d'enregistrer un gain non réalisé de 0,03 M$ à la fin de l'exercice. APF avait supposé un contrat d'électricité à prix fixe par l'acquisition de Great Northern. Au 31 décembre 2004, la Fiducie avait conclu un contrat de 2 MW (7 x 24) à un prix fixe de 46,40 $/MWh pour l'année civile 2005.

Risque de change
Les activités de gestion du risque de taux de change de la Fiducie ont permis d'enregistrer un gain non réalisé de 1,10 M$ à la fin de l'exercice. Le risque de change est le risque qu'une fluctuation du taux de change entre le dollar canadien et le dollar américain ait une incidence négative sur les résultats d'exploitation et les résultats financiers de la Fiducie. Au 31 décembre 2004, la Fiducie avait conclu des contrats de vente des dollars US à un taux fixe en contrepartie de dollars canadiens. Ces contrats s'établissent comme suit :

Durée	Type de contrat	Montant (en milliers de dollars US)	Taux de change ($ CA/$ US)
Janvier à avril 2005	Contrat à terme	5 000	1,3550
Janvier à avril 2005	Contrat à terme	5 000	3,680
Janvier à décembre 2005	Tunnel	5 000	1,2300 à 1,2700
Janvier à décembre 2005	Tunnel	10 000	1,2000 à 1,2600

Les tunnels à prime zéro sont assortis d'options d'achat de contrepartie au 30 décembre 2005 aux termes desquelles la contrepartie de la Fiducie peut prolonger la durée du contrat de 5,00 M$ à 2006 à 1,3100 et la durée du contrat de 10,00 M$ à 2006 à 1,2700.

Risque de taux d'intérêt
Les activités de gestion du risque de taux d'intérêt de la Fiducie avaient engendré une perte non réalisée de 0,67 M$ à la fin de l'exercice. La Fiducie avait conclu de nombreux instruments dérivés pour gérer le risque auquel l'exposait la fluctuation des taux d'intérêt à l'égard des instruments d'emprunt. Au 31 décembre 2004, la Fiducie avait fixé le taux d'intérêt sur une partie de sa dette comme suit :

Durée	Montant (en milliers de dollars)	Taux d'intérêt
Janvier 2005 à novembre 2005	20 000	3,58 % plus commission d'acceptation
Janvier 2005 à mai 2006	20 000	3,60 % plus commission d'acceptation
Janvier 2005 à mars 2007	20 000	3,58 % plus commission d'acceptation
Janvier 2005 à septembre 2007	20 000	3,65 % plus commission d'acceptation

Juste valeur des actifs et des passifs financiers
La juste valeur des instruments financiers figurant au bilan, excluant les emprunts à long terme, se rapproche de leur valeur comptable en raison de l'échéance rapprochée de ces instruments. La juste valeur estimative des emprunts à long terme se rapproche de leur juste valeur en raison du taux d'intérêt variable exigé aux termes de ces facilités.

8 DETTE À LONG TERME

Au 31 décembre 2004, APF avait une facilité de crédit à vue renouvelable et une facilité à terme de 200 M$ (150 M$ en 2003) auprès d'un consortium d'institutions financières canadiennes. Il est possible de faire des prélèvements sur la facilité de crédit ou de la rembourser en tout temps, et aucun calendrier de remboursement n'a été établi. La facilité de crédit porte intérêt à un taux variable indexé au ratio dette/flux de trésorerie d'APF et dont le minimum est égal au taux préférentiel majoré de 1,625 % (0,125 à 1,625 % en 2003) ou était disponible au taux des acceptations bancaires, majoré d'une commission d'acceptation comprise entre 1,00 et 2,25 % (1,125 et 2,00 % en 2003). La Fiducie peut prolonger de 364 jours la période de renouvellement en donnant avis aux prêteurs au plus tôt 180 jours et au plus tard 90 jours avant la fin de la période de renouvellement, à savoir le 31 octobre 2005. Si la période de renouvellement n'est pas prolongée, le capital impayé est converti en un emprunt à terme de un an, non renouvelable à échéance dégressive. À partir la date de conversion en facilité à terme de un an, APF paiera un sixième du capital impayé le 180e jour suivant le début de la période supplémentaire de un an, et un douzième du capital impayé tous les 90 jour par

la suite.
Les emprunts sont garantis par une débenture à vue de 300 M$, assortie d'une charge fixe de premier rang grevant tous les biens relatifs au pétrole et au gaz d'APF comme l'exigent les prêteurs et d'une charge variable grevant tous les autres biens avec une cession de toutes les créances. Au 31 décembre 2004, le taux était égal au taux préférentiel de 4,25 % majoré de 0,125 % (4,5 % majoré de 0,125 % en 2003).

9 IMPÔTS SUR LES BÉNÉFICES

La Fiducie utilise les taux d'imposition pratiquement en vigueur pour calculer son passif d'impôts futurs et la charge (économie) connexe durant l'exercice. La Fiducie a inscrit une économie d'impôts futurs de 27,02 M$ au cours de l'exercice (14,21 M$ en 2003). L'acquisition de Great Northern a fait augmenter le passif d'impôts futurs de 49,08 M$ provenant des écarts temporaires entre la valeur fiscale et la juste valeur attribuée aux actifs et aux passifs acquis.

Les réductions du taux d'imposition fédéral des sociétés ont reçu la sanction royale en 2003. Le taux d'imposition des revenus relatifs à des ressources sera réduit de 28 à 21 % sur cinq ans, pour tenir compte de la déduction des redevances de la Couronne et éliminer la déduction relative aux ressources. La charge d'impôts diffère du montant calculé par l'application des taux d'imposition fédéral et provinciaux canadiens combinés prévus par la loi au bénéfice avant l'économie d'impôts sur les bénéfices futurs comme suit :

(en milliers de dollars)	2004		2003	
Bénéfice avant impôts sur les bénéfices	22 620		26 401	
Taux d'imposition prévu par la loi	40,32	%	42,75	%
Charge fiscale prévue (économie)	9 120		11 286	
Ajustements :				
Bénéfice net de la Fiducie	(26 191)		(19 886)	
Déduction relative aux ressources	(1 625)		(2 250)	
Droits à la Couronne non déductibles	2 056		669	
Impôt sur le capital	972		1 163	
Diminution du taux	(2 088)		(3 717)	
Révision des estimations des comptes	(8 972)		-	
Autres	(288)		(1 472)	
Économie d'impôts sur les bénéfices futurs	(27 016)		(14 207)	
Le passif d'impôts futurs est constitué de ce qui suit :				
Immobilisations en excédent de la valeur fiscale	102 663		80 269	
Obligations liées à la mise hors service d'immobilisations	(11 197)		(7 775)	
Contrats dérivés	(59)		-	
Pertes fiscales futures susceptibles d'être utilisées	(4 696)		(8 503)	
	86 711		63 991	

Les biens et les installations de pétrole et de gaz naturel que possèdent Energy et LP ont une valeur fiscale de quelque 185,00 M$ (70,0 M$ en 2003) qui peut être portée en diminution du bénéfice imposable futur. Ces valeurs fiscales comprennent les reports prospectifs de pertes autres qu'en capital de 6,60 M$ (22,30 $ en 2003) qui viennent à échéance entre 2005 et 2010. Aucun impôt sur les bénéfices exigibles n'a été payé ou n'était payable en 2004 ou en 2003.

Le bénéfice imposable de la Fiducie se compose des revenus provenant de la redevance, compte tenu des redevances à la Couronne et de la déduction relative aux ressources, moins les frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel (FBCPG), qui sont déduits au taux de 10 % selon la méthode de l'amortissement dégressif, et des frais d'émission qui sont déduits au taux de 20 % par année selon la méthode linéaire. Les pertes subies par la Fiducie doivent être conservées par la Fiducie; elles peuvent être reportées et déduites du bénéfice imposable sur sept ans. Les FBCPG et les frais d'émission demeurant dans la Fiducie s'établissaient au 31 décembre 2004 à environ 214,00 M$ (122,30 M$ en 2003).

10 DÉBENTURES CONVERTIBLES

Le 3 juillet 2003, APF a émis des débentures convertibles subordonnées non garanties à 9,40 %, d'un montant de 50.0 M$ pour un produit de 50,0 M$ (47,7 M$ après les frais d'émission). Les intérêts sont payés tous les semestres le 31 janvier et le 31 juillet et les instruments viennent à échéance le 31 juillet 2008.

Les débentures sont convertibles en tout temps en parts de fiducie entièrement libérées et non susceptibles d'appels subséquents, au gré du porteur, à raison de 11,25 $ la part de fiducie, avant le 31 juillet 2008. Le porteur recevra des intérêts courus et impayés jusqu'à la date de conversion inclusivement. Les débentures ne peuvent être rachetées par APF avant le 31 juillet 2006, sauf dans certaines circonstances. Les débentures convertibles deviennent rachetables à 1 050 $ la débenture convertible, en partie ou en totalité, après le 31 juillet 2006 et sont rachetables à 1 025 $ après le 31 juillet 2007 et jusqu'à l'échéance.

Les débentures convertibles sont des titres de créance assortis d'une option de conversion intégrée. Le tableau qui suit présente un résumé de la comptabilisation du capital des débentures convertibles depuis qu'elles ont été émises.

(en milliers de dollars)	Composante passif	Composante capitaux propres	Total
Émises le 3 juillet 2003	48 817	1 183	50 000
Réduction de valeur du passif en 2003	89	-	89
Conversions en parts de fiducie en 2003	(1 187)	(29)	(1 216)
Valeur comptable au 31 décembre 2003	47 719	1 154	48 873
Réduction de valeur du passif en 2004	193	-	193
Conversions en parts de fiducie en 2004	(215)	(5)	(220)
Valeur comptable au 31 décembre 2004	47 697	1 149	48 846

11 OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS

Le tableau qui suit présente le rapprochement de l'obligation liée à la mise hors service d'immobilisations au début et à la fin de l'exercice liée à la mise hors service de biens pétroliers et gaziers.

(en milliers de dollars)	2004	2003
Obligation liée à la mise hors service d'immobilisations au début de l'exercice	21 803	12 961
Dettes acquises	7 866	4 673
Dettes contractées	834	3 249
Dettes réglées	(1 083)	(374)
Charge de désactualisation	1 573	1 294
Obligation liée à la mise hors service d'immobilisations à la fin de l'exercice	30 993	21 803

Le montant total non actualisé des flux de trésorerie estimatifs nécessaires au règlement de l'obligation s'établit à 108,29 M$ (70,72 M$ en 2003). Les flux de trésorerie estimatifs ont été actualisés au moyen d'un taux sans risque et ajusté en fonction du crédit de 8 % et d'un taux d'inflation de 1,5 %. La plupart de ces obligations ne doivent pas être payées avant plusieurs années ou décennies et seront financées au moyen des ressources générales de la société ainsi que des fonds réservés pour la restauration et l'abandon des lieux. Le fonds de mise hors service est maintenant capitalisé à raison de 0,53 M$ par trimestre au moyen des flux de trésorerie liés à d'exploitation.

12 COMPTE DE PLACEMENT DES PORTEURS DE PARTS

Le calcul du bénéfice net par part pour l'exercice terminé le 31 décembre 2004 est fondé sur le nombre moyen pondéré de parts de fiducie en circulation durant l'exercice, à savoir 48,49 millions de parts (30,97 millions en 2003). Pour le calcul du résultat net dilué par part, 0,33 million de parts (0,33 million en 2003) ont été ajoutées au nombre moyen pondéré de parts en circulation au cours de l'exercice pour tenir compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des salariés. De plus, 4,32 millions de parts (2,18 millions en 2003) ont été ajoutées au nombre moyen pondéré de parts en circulation au cours de l'exercice relativement à la conversion présumée des débentures. L'intérêt sur les débentures présumées converties en parts de fiducie a totalisé 5,26 M$ (2,67 M$ en 2003) et a été ajouté au calcul du bénéfice net dilué par part.

	31 décembre 2004		31 décembre 2003	
Parts de fiducie	Parts (en milliers)	(en milliers de dollars)	Parts (en milliers)	(en milliers de dollars)
Solde au début de l'exercice	34 074	324 318	22 942	214 405
Acquisitions d'entreprises (note 5)	12 885	156 943	5 333	53 143
Émises contre espèces	7 877	90 451	5 352	55 670
Coût des parts émises	-	(5 270)	-	(3 467)
Programme de réinvestissement des distributions régulier	516	5 764	24	273
Programme de réinvestissement des distributions de primes	3 031	33 895	117	1 329
Émises à la conversion de débentures	19	220	108	1 216
Émises à l'exercice d'options ou de droits	442	3 799	199	1 749
Attribuées à partir du surplus d'apport	-	74	-	-
Solde à la fin de l'exercice	58 845	610 194	34 074	342 318

Régime de droits d'achat de parts

En 2003, la Fiducie a créé un régime de droits d'achat de parts et a autorisé l'émission de un droit à l'égard de chaque part de fiducie en circulation. Chaque droit donne au porteur de part le droit, dans certaines circonstances, d'acquérir, au paiement d'un prix d'exercice de 50,00 $, le nombre de parts de fiducie ayant une valeur marchande globale égale à deux fois le prix d'exercice des droits.

Parts émises contre espèces

La Fiducie a émis des parts de fiducie à deux occasions : 4,77 millions de parts de fiducie à 11,60 $ par part pour un produit brut de 55,27 M$ le 4 février 2004 et 3,10 millions de parts de fiducie à 11,30 $ par part pour un produit brut de 35,03 M$ le 8 septembre 2004.

Régime de réinvestissement des distributions

En décembre 2003, la Fiducie a créé un régime de réinvestissement des distributions (« RRD »). Ce régime permet aux porteurs de parts admissibles de demander que leurs distributions soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement des distributions régulier (« RRD régulier »). Il comporte une option permettant aux porteurs de parts admissibles de demander de recevoir 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable (« RRD de primes »). La participation au RRD régulier et au RRD de primes fait l'objet d'une ventilation par la Fiducie. Les porteurs de parts participant soit au RRD régulier soit au RRD de primes peuvent aussi participer au régime facultatif d'achat de parts, tel qu'il est défini dans le RRD.

13 RÉGIMES DE RÉMUNÉRATION À BASE DE PARTS

APF a établi un régime d'options sur parts de fiducie (le « régime ») ainsi qu'un régime incitatif de droits d'achat de parts (le « régime de droits ») pour ses salariés et ses administrateurs indépendants. Conformément aux dispositions du régime, les salariés, les administrateurs et les conseillers à long terme peuvent se voir attribuer des options visant l'achat de parts de la Fiducie. Le prix d'exercice de chaque option attribuée n'était pas inférieur à la valeur marchande des parts de fiducie à la date d'attribution et la durée contractuelle de chaque option ne doit pas excéder cinq années. Les options attribuées avant le 1er février 1998 ont été acquises immédiatement, tandis que les options attribuées après le 28 janvier 1998 sont acquises en trois tranches, soit au premier, au deuxième et au troisième anniversaires de l'attribution. En 2001, ce régime a été remplacé par le régime de droits. Aucune option de plus n'a été attribuée aux termes du régime depuis 2001. En résumé, le régime a été modifié en 2004 et en 2003 comme suit :

	31 décembre 2004		31 décembre 2003	
Options sur parts de fiducie	Options (en milliers)	Prix moyen pondéré ($)	Options (en milliers)	Prix moyen pondéré ($)
Solde au début de l'exercice	126	9,59	244	9,13
Attribuées	-	-	-	-
Exercées	(46)	9,45	(107)	8,55
Annulées	-	-	(11)	9,42
Solde à la fin de l'exercice	80	9,68	126	9,59
Options pouvant être exercées à la fin de l'exercice	80	9,68	60	9,48

Le tableau qui suit présente un résumé des renseignements sur le régime au 31 décembre 2004 :

	31 décembre 2004				
	Durée contractuelle moyenne pondérée à courir (en années)	Options en cours (en milliers)	Prix d'exercice moyen pondéré ($)	Options pouvant être exercée (en milliers)	Prix d'exercice moyen pondéré ($)
Fourchette des prix d'exercice ($)					
7,00 à 7,99	0,18	1	7,15	1	7,15
8,00 à 8,99	0,68	-	8,85	-	8,85
9,00 à 9,99	1,16	79	9,70	79	9,70
	1,16	80	9,68	80	9,68

Conformément au régime de droits, les salariés, les administrateurs et les conseillers à long terme peuvent se voir attribuer des options pour acheter des parts de la Fiducie. Le prix initial d'exercice des droits attribués ne peut être inférieur au prix des parts de fiducie sur le marché à la date de l'attribution des droits et les droits sont octroyés pour une durée maximale de 10 ans. Le prix d'exercice sera ajusté à la baisse de temps à autre, et le montant de cet ajustement sera équivalent à l'excédent, le cas échéant, des distributions aux porteurs de parts au cours de tout trimestre civil sur un pourcentage donné de la valeur comptable nette des immobilisations, tel qu'il est déterminé par la Fiducie.

En résumé, le régime a été modifié en 2004 et en 2003 comme suit :

	31 décembre 2004		31 décembre 2003	
Droits d'achat de parts de fiducie	Droits (en milliers)	Prix moyen pondéré ($)	Droits (en milliers)	Prix moyen pondéré ($)
Solde au début de l'exercice	1 824	9,09	429	9,37
Attribuées	952	11,91	1 538	9,78
Exercées	(395)	8,49	(92)	9,05
Annulés	(510)	9,43	(51)	9,67
Solde avant la réduction de prix	1 871	10,56	1 824	9,72
Réduction du prix d'exercice	-	(0,72)	-	(0,63)
Solde à la fin de l'exercice	1 871	9,84	1 824	9,09
Droits pouvant être exercés à la fin de l'exercice	241	8,50	47	8,58

Le tableau qui suit présente un résumé des renseignements sur le régime de droits au 31 décembre 2004 :

	31 décembre 2004				
Fourchette des prix d'exercice ($)	Durée contractuelle moyenne pondérée à courir (en années)	Droits en cours (en milliers)	Prix d'exercice moyen pondéré ($)	Droits pouvant être exercée (en milliers)	Prix d'exercice moyen pondéré ($)
7,00 à 7,99	7,17	140	7,68	52	7,68
8,00 à 8,99	8,26	808	8,38	156	8,38
9,00 à 9,99	8,45	17	9,43	5	9,49
10,00 à 10,99	8,75	83	10,59	28	10,59
11,00 à 11,99	9,39	823	11,56	-	-
	8,70	1 871	9,84	241	8,50

Conformément aux recommandations du chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions », abordé dans la note 2, aucune charge de rémunération n'a été constatée pour les rémunérations à base de parts attribuées avant le 1er janvier 2003. Conformément aux dispositions transitoires, la Fiducie a présenté des résultats pro forma comme si la nouvelle norme avait été adoptée rétroactivement. Au 31 décembre 2004, le bénéfice net pro forma et le résultat par action n'auraient pas été sensiblement différents de ceux qui ont été présentés dans l'état consolidé des résultats et des bénéfices cumulés.

La juste valeur des droits attribuées après le 31 décembre 2002 a été estimée au moyen du modèle d'établissement du prix des options Black-Scholes, compte tenu des hypothèses suivantes : taux d'intérêt sans risque compris entre 3,01 et 4,62 %; volatilité de 16,14 à 22,63 %; durée prévue des droits de cinq ans; et taux de rendement des actions de 11,10 à 13,87 %, représentant la différence entre les distributions anticipées et le taux de réduction de prix anticipé. La juste valeur initiale attribuée aux droits aux termes du régime de droits n'est pas par la suite modifiée pour tenir compte des variations des hypothèses sous-jacentes et est inscrite à titre de charge de rémunération également sur la période d'acquisition contractuelle. La charge de rémunération est ajustée prospectivement pour tenir compte des droits annulés aux termes du régime de droits durant l'exercice.

La Fiducie a inscrit une économie pour charges de rémunération de 0,88 M$ en 2004 (charge de 1,24 M$ en 2003) relativement aux droits acquis émis aux termes du régime de droit et une augmentation correspondante du surplus d'apport. Lorsque des droits sont exercés par des employés ou des administrateurs de la Fiducie, la contrepartie versée est inscrite dans le compte de placements des porteurs de parts, la charge de rémunération hors caisse connexe étant déjà constatée dans le surplus d'apport.

14 RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

Exercice terminé le 31 décembre (en milliers de dollars)	2004	2003
Paiements en espèces liés aux éléments suivants :		
Intérêts	957	4 070
Intérêts sur les débentures	4 947	30
Règlement du swap de taux d'intérêt	901	-
Impôt sur le capital et autres taxes	3 507	3 389

15 VARIATION NETTE DES ÉLÉMENTS HORS CAISSE DU FONDS DE ROULEMENT

Exercice terminé le 31 décembre (en milliers de dollars)	2004	2003
Variation des éléments du fonds de roulement		
Comptes débiteurs	(551)	1 016
Autres actifs à court terme	(1 415)	(397)
Comptes créditeurs et charges à payer	(8 893)	5 204
Passifs liés aux instruments dérivés	386	-
	(10 473)	5 823

16 OBLIGATIONS CONTRACTUELLES ET ENGAGEMENTS

APF est partie à certaines poursuites survenues dans le cours normal des affaires. APF est tenue de déterminer si une perte éventuelle est probable et s'il est raisonnablement possible de l'estimer. Si c'est le cas, la perte est portée aux résultats. La direction estime que les pertes, le cas échéant, qui pourraient découler de ces poursuites n'auraient pas d'incidence importante sur les états financiers.

La Fiducie loue ses bureaux par l'entremise d'un bail considéré être un contrat de location-exploitation à des fins comptables. Ainsi, la Fiducie n'est pas obligée d'inscrire ses obligations locatives à titre de passif ou n'inscrit pas ses bureaux loués à titre d'actif. Les contrats de location-exploitation estimatifs visant ces immeubles au cours des cinq prochaines années s'établissent comme suit :

(en milliers de dollars)	
2005	1 398
2006	1 213
2007	1 252
2008	1 083
2009	934
Par la suite	934

(non vérifiés)	2004	2003 (Après retraitement)	2002	2001	2000
DONNÉES FINANCIÈRES					
(en milliers de dollars, sauf les montants par part)					
Flux de trésorerie liés à l'exploitation [1]	107 126	81 019	43 789	33 995	23 706
Montant de base par part	2,21 $	2,62 $	2,14 $	2,70 $	3,44 $
Distributions déclarées	96 930	68 713	37 766	37 311	13 899
Montant par part	2,00 $	2,20 $	1,810 $	2,980 $	1,995 $
Ratio dividendes/bénéfice	90 %	85 %	86 %	110 %	59 %
Dette bancaire	169 000	98 000	88 000	59 250	25 736
Données sur le marché					
Haut	12,63 $	12,67 $	11,19 $	13,40 $	10,40 $
Bas	10,32 $	9,30 $	9,00 $	8,75 $	7,00 $
Cours de clôture	11,72 $	12,54 $	9,79 $	9,85 $	9,75 $
Volume quotidien moyen	305 706	163 000	68 700	46 500	6 900
Parts en circulation (en milliers)					
Fin de l'exercice	58 845	34 074	22 942	15 584	7 139
Nombre moyen pondéré, résultat de base	48 486	30 970	20 470	12 578	6 888
DONNÉES D'EXPLOITATION					
Production quotidienne (moyenne)					
Pétrole (en barils)	6 969	6 472	5 307	3 167	1 152
LGN (en barils)	758	358	144	100	254
Gaz naturel (en kpi^3)	49 712	33 799	18 488	15 391	13 449
Total (bep)	16 012	12 463	8 532	5 832	3 648
Prix de vente des marchandises moyens ($ CA)					
Pétrole brut total (par baril)	44,63 $	36,07 $	35,82 $	32,20 $	42,67 $
LGN (par baril)	6,79 $	6,64 $	3,78 $	5,25 $	4,89 $
Gaz naturel (par kpi)	40,09 $	31,83 $	25,15 $	30,97 $	35,96 $
Moyenne (par bep) [3]	42,40 $	37,66 $	30,89 $	31,87 $	34,01 $
Revenu net d'exploitation par bep (avant les instruments dérivés)	25,42 $	23,40 $	18,53 $	19,44 $	21,61 $
Réserves prouvées et probables [2]					
Pétrole brut et LGN (en millions de barils)	30 498	23 789	20 608	13 545	5 648
Gaz naturel (mpi^3)	169 412	99 197	68 290	50 984	46 364
Total (kbep) [3]	58 733	40 322	31 989	22 042	13 375
Indice de la durée de vie de la réserve (en années)	8,9	8,9	10,3	10,4	10,0

1) La direction utilise les flux de trésorerie (compte non tenu de la variation nette du fonds de roulement hors caisse) pour analyser le rendement d'exploitation et l'effet de levier. Les flux de trésorerie tels qu'ils sont présentés n'ont pas de signification normalisée prescrite par les PCGR du Canada. Ils peuvent donc ne pas être comparables au calcul de mesures similaires d'autres entités. Les flux de trésorerie tels qu'ils sont présentés ne visent pas à représenter les flux de trésorerie liés à l'exploitation ou le bénéfice d'exploitation de l'exercice. Ils ne doivent pas être considérés comme une autre forme de flux de trésorerie liés aux activités d'exploitation, de bénéfice net ou d'autres mesures du rendement financier calculés conformément aux PCGR du Canada. Toutes les références faites aux flux de trésorerie dans le présent rapport sont établies en fonction des flux de trésorerie avant la variation nette des éléments hors caisse du fonds de roulement.

2) Les données sur les réserves de 2000 à 2002 sont fondées sur la part des réserves (réserves prouvées et réserves probables à 50 %) de la société avant redevances et les données sur les réserves de 2003 et de 2004 sont déterminées d'après la part des réserves prouvées et probables de la société avant redevances, comme il est défini dans la norme canadienne 51-101 (la « norme 51-101 »).

3) Les bep peuvent être trompeurs, surtout s'ils sont employés de façon isolée. Conformément à la norme 51-101, le ratio de conversion du bep de 6 kpi^3:1 baril a été utilisé. Le ratio de conversion du bep repose sur une méthode de conversion de l'équivalence d'énergie applicable surtout à la pointe du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

Exemption Order
82-5166


FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-1

Le 4 mai 2005

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
AUTORITÉS DES MARCHÉS FINANCIERS

Objet : APF Energy Trust
Projet n° 00755386

Madame,

Au nom de APF Energy Trust, nous déposons la version française de la notice annuelle de renouvellement 2004 datée du 21 mars 2005.

Le présent dépôt complète le dépôt effectué le 29 mars 2005 par Parlee McLaws LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1145706.pdf

Exemption Order
82-5166

FORM 52-109FT2 - Certification of Interim Filings During Transition Period

I, Alan MacDonald, Chief Financial Officer of APF Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 16, 2005



Alan MacDonald

Chief Financial Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order
82-5166

FORM 52-109FT2 - Certification of Interim Filings
During Transition Period

I, Martin Hislop, Chief Executive Officer of APF Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 16, 2005



Martin Hislop
Chief Executive Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order
82-5166

Q1 2005

For the Period Ended March 31, 2005





APF ENERGY TRUST

On April 13, 2005, APF Energy Trust ("APF") and StarPoint Energy Trust ("StarPoint") jointly announced a proposed merger (the "Merger") that would see each APF unitholder receive 0.63 of a StarPoint unit and 1 common share of Rockyview Energy Inc. ("Rockyview"), a publicly-traded junior exploration and production company, for each APF unit held. The Merger is expected to close in late June, following an APF unitholder meeting to be held on June 20, 2005, in Calgary. An information circular respecting the Merger and the creation of Rockyview is expected to be mailed to APF unitholders on or about May 24, 2005.

On May 9, 2005, StarPoint announced that it had agreed to acquire assets from EnCana Corporation (the "EnCana Assets") for $392 million (the "EnCana Transaction"), and concurrently announced a financing of trust units and convertible debentures. The EnCana Assets are located proximate to existing APF and StarPoint production in southern and east-central Alberta, and are currently producing 6,400 barrels of oil equivalent per day ("boe/d"). In conjunction with this announcement, StarPoint stated that it would increase its monthly distribution to $0.21 per unit, from $0.20. The board of directors and management of APF unanimously approved the EnCana Transaction.

The combined Trust will move forward under the StarPoint name with its current management team, lead by President & Chief Executive Officer, Paul Colborne. As a result of Merger and the EnCana Transaction, StarPoint has revised its 2005 exit production rate guidance to more than 31,500 boe/d. Proforma all the transactions, StarPoint will have an enterprise value of approximately $2 billion.

Rockyview will be run by APF's current executive officers, lead by Steve Cloutier as President & Chief Executive Officer. Other senior management will include Alan MacDonald, Chief Financial Officer; Dan Allan, Chief Operating Officer; Wayne Geddes, Vice President, Land; and Howard Anderson, Vice President, Engineering. Rockyview will acquire APF's Wood River assets in central Alberta which are currently producing approximately 1,000 boe/d. The production portfolio is gas weighted at 85% with 15% representing crude oil and liquids. These assets are prospective for both conventional and coalbed methane production and management has identified 50 drilling locations.


SEC MAIL PROCESSING
MAY 3 1 2005
WASH, D.C. SECTION
209

SUMMARY OF OPERATING & FINANCIAL RESULTS

FINANCIAL	Three Months Ended March 31	
($000, except per unit/boe amounts)	2005	2004
		(restated)
Oil and gas revenue	73,191	46,355
Cash flow from operations (1)	32,896	21,858
Per unit - basic	$ 0.55	$ 0.58
Per unit - diluted	$ 0.51	$ 0.52
Distributions declared	28,594	19,829
Per unit	$ 0.48	$ 0.53
Payout ratio	87%	91%
Total assets	860,440	496,871
Bank debt	183,000	55,000
Capital Expenditures	22,729	12,560
Market		
Units outstanding (000)		
End of period	59,944	39,670
Weighted average - basic	59,381	37,381
Weighted average - diluted	64,011	42,167
Trust unit trading		
High	$ 12.33	$ 12.63
Low	$ 11.46	$ 10.32
Close	$ 12.00	$ 12.28
Average daily volume	375,191	254,769

OPERATIONS	Three Months Ended March 31			
	2005		2004	
Average daily production				
Crude oil (bbl)		7,302		6,104
NGLs (bbl)		903		424
Natural gas (mcf)		57,689		37,729
Total (boe) (2)		17,820		12,816
Average commodity prices ($Cdn.)				
Total crude oil (bbl)	$	48.11	$	38.83
NGLs (bbl)		44.11		33.80
Natural gas (mcf)		7.08		6.63
Average (boe) (2)	$	44.88	$	39.13
Gross Drilling (net)				
Oil	14	(8.4)	3	(1.3)
Gas	48	(13.2)	23	(11.3)
Dry	1	(0.6)	1	(1.0)
Total	63	(22.2)	27	(13.6)

(1) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(2) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 mcf :1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

MANAGEMENT'S DISCUSSION and ANALYSIS

This Management's Discussion and Analysis ("MD&A") for APF Energy Trust ("APF" or the "Trust") should be read in conjunction with the unaudited interim Consolidated Financial Statements ("Interim Consolidated Financial Statements") for the period ended March 31, 2005 and the December 31, 2004 audited annual consolidated financial statements ("consolidated financial statements") and related note disclosures. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are presented in Canadian currency (except where indicated as being in another currency).

This MD&A is dated May 11, 2005

Results of Operations

PRODUCTION

The Trust increased average production volumes by 39 percent to 17,820 boe/d for the period ended March 31, 2005, due primarily to the acquisition of Great Northern Exploration Ltd ("Great Northern") which added 5,600 boe/d of production effective June 2004, combined with a drilling program which achieved a 98 percent success rate. Natural gas production averaged 57,689 mcf/d in the first quarter 2005, 53 percent higher than the comparable period which averaged 37,729 mcf/d. Strengthened natural gas production reflects full quarter production from drilling and acquisition activities undertaken throughout 2004 including the purchase of Great Northern. New production added in the first quarter of 2005 was primarily attributable to the tie in of natural gas wells drilled during the fourth quarter of 2004.

The Trust increased light/medium and heavy oil production by 23 and 4 percent, respectively, during the period ended March 31, 2005, despite inclement weather conditions and early break-up. NGL and natural gas daily production volumes increased 113 percent relative to the comparable period last year, due primarily to the gas-levered Great Northern acquisition.

	Three Months Ended March 31		
	2005	2004	% Change
Light/medium crude oil (bbl/d)	**6,191**	5,031	23
Heavy oil (bbl/d)	**1,111**	1,073	4
NGL (bbl/d)	**903**	424	113
Natural gas (mcf/d)	**57,689**	37,729	53
Total (boe/d)	**17,820**	12,816	39
Production split			
Oil & NGLs	**46%**	51%	(10)
Natural Gas	**54%**	49%	10

COMMODITY PRICES AND RISK MANAGEMENT

First quarter crude prices before realized derivatives increased 24 percent, compared to the same quarter in 2004, which is consistent with the upward trend of the benchmark West Texas Intermediate ("WTI") over the same period. APF received a lower price than WTI due to the price differential between light oil and heavy oil. The increased WTI price was partially offset by the weakening of the US dollar which declined 7 percent in value against the Canadian dollar. First quarter natural gas prices before realized derivatives increased 7 percent over the comparable quarter, while the benchmark AECO price decreased slightly.

Price realizations included the impact of realized crude oil and natural gas financial derivative instruments. For the quarter ended March 31, 2005, crude oil price realizations increased 24 percent to $43.53 per boe and include the settlement of crude oil derivatives, which lowered pricing before derivatives by 11 percent or $4.58 per boe.

The impact of realized derivatives did not significantly impact natural gas price realizations. Consistent with pricing before derivatives, for the year period ended March 31, 2005, price realizations were up slightly to $7.13 per mcf, which represents a 3 percent increase over the comparable quarter.

	Three Months Ended March 31		
Prices - Before Derivatives ($Cdn.)	**2005**	2004	% Change
Light/medium crude oil (bbl)	**$ 53.26**	$ 40.94	30
Heavy oil (bbl)	**19.43**	28.95	(33)
Total crude oil (bbl)	**48.11**	38.83	24
NGLs (bbl)	**44.11**	33.80	31
Natural gas (mcf)	**7.08**	6.63	7
Total (boe)	**$ 44.88**	$ 39.13	15
Realized Oil and Gas Derivatives ($Cdn.)			
Crude oil (bbl)	**$ (4.58)**	$ (3.77)	21
Natural gas (mcf)	**0.05**	0.31	(84)
Total (boe)	**$ (1.71)**	$ (0.86)	99
Prices - After Realized Oil and Gas Derivatives ($Cdn.)			
Total crude oil (bbl)	**$ 43.53**	$ 35.06	24
NGLs (bbl)	**44.11**	33.80	31
Natural gas (mcf)	**7.13**	6.95	3
Total (boe)	**$ 43.17**	$ 38.27	13
Reference Pricing			
WTI ($U.S./bbl)	**49.84**	35.15	42
Edmonton Par ($Cdn./bbl)	**61.67**	45.59	35
AECO gas ($Cdn./mcf)	**6.51**	6.61	(1)
Foreign exchange ($U.S./$Cdn.)	**1.2270**	1.3178	(7)

Derivative instruments are used to manage exposure to foreign currency exchange rates, interest rates and electricity rates. APF does not enter into derivative contracts for speculative purposes. The Trust's objective is to provide unitholders with stable cash distributions and strong overall returns. The Trust has established a risk management framework to mitigate risks inherent in the oil and gas sector.

RISK MANAGEMENT

Electricity price risk

At March 31, 2005, the Trust had a 2MW (7x24) contract with a fixed price of $46.40/MWh for calendar 2005. The Trust's electricity cost management activities had an unrealized gain of $0.12 million at March 31, 2005.

Foreign currency risk

The Trust's currency risk management activities had an unrealized gain of $1.02 million at March 31, 2005. The derivative instruments currently outstanding are as follows:

Term	Type of Contract	Amount ($U.S.000)	Exchange Rate ($U.S. / $Cdn.)
April 2005	Forward	5,000	1.3550
April 2005	Forward	5,000	1.3680
April to December 2005	Collar	5,000	1.2300 to 1.2700
April to December 2005	Collar	10,000	1.2000 to 1.2600
April to December 2005	Collar	10,000	1.2300 to 1.2700

The costless collar arrangements have counterparty call options on December 30, 2005 whereby the Trust's counterparty can extend the contract term for calendar 2006 at an average rate of 1.2740.

Interest rate risk

At March 31, 2005 the Trust's interest rate risk management activities had an unrealized loss of $0.41 million related to the following fixed rate contracts:

Term	Amount ($000)	Interest rate
April to November 2005	20,000	3.58% plus stamping fee
April 2005 to May 2006	20,000	3.60% plus stamping fee
April 2005 to March 2007	20,000	3.58% plus stamping fee
April 2005 to September 2007	20,000	3.65% plus stamping fee

Commodity price risk

The Trust uses derivative instruments as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows available for unitholder distributions and future development programs. At March 31, 2005, the Trust had recorded a $12.89 million unrealized loss on outstanding crude oil derivative instruments and a $6.00 million unrealized loss on outstanding natural gas derivative instruments.

Following is a summary of crude oil and natural gas derivative instruments outstanding at March 31, 2005:

		2005			2006		
Type and term of contracts	Commodity	Q2	Q3	Q4	Q1	Q2	Q3
Collar ($U.S./mmbtu)							
Average floor	Natural gas	6.50	6.50	6.50	–	–	–
Average ceiling	Natural gas	6.90	6.90	6.90	–	–	–
Average production (mmbtu/day)	Natural gas	5,000	5,000	1,667	–	–	–
Collar ($Cdn./GJ)							
Average floor	Natural gas	6.13	6.13	6.72	6.92	–	–
Average ceiling	Natural gas	7.25	7.25	9.10	9.72	–	–
Average production (GJ/day)	Natural gas	20,000	20,000	26,667	30,000	–	–
Collar ($U.S./bbl)							
Average floor	Crude Oil	40.50	43.14	46.50	45.43	46.20	50.00
Average ceiling	Crude Oil	47.18	51.08	54.48	54.26	55.38	64.00
Average production (bbls/day)	Crude Oil	3,000	3,500	3,000	3,500	2,500	500
Sold call ($U.S./bbl)							
Average price	Crude Oil	40.95	–	–	–	–	–
Average production	Crude Oil	500	–	–	–	–	–
Average premium (bbls/day)	Crude Oil	3.45	–	–	–	–	–
Swap ($U.S./bbl)							
Average price	Crude Oil	36.66	–	–	–	–	–
Average production (bbls/day)	Crude Oil	667	–	–	–	–	–

Following the announcement of the proposed combination with StarPoint, APF in conjunction with and on behalf of StarPoint, entered into the following crude oil and natural gas derivative instruments to assist the combined entity in locking in the valuation metrics of the transaction and to maintain solid, steady distributions to unitholders. Following is a summary of crude oil and natural gas derivative instruments entered into subsequent to March 31, 2005:

		2005		2006				For all of
Type and term of contracts	Commodity	Q3	Q4	Q1	Q2	Q3	Q4	2007
Swap ($Cdn./GJ)								
Average price	Natural gas	7.65	7.76	7.70	7.56	7.56	7.56	–
Average production (GJ/day)	Natural gas	9,000	6,000	8,000	16,000	16,000	16,000	–
Swap ($Cdn./bbls)								
Average price	Crude oil	67.60	67.25	65.01	64.56	64.52	64.52	63.49
Average production (bbls/day)	Crude oil	1,000	1,500	1,300	2,250	2,500	2,500	1,000

OIL AND GAS REVENUE

Gross oil and gas revenue for the period ended March 31, 2005 increased 58 percent over the comparable quarter in 2004 due to the Trust's acquisition of Great Northern and sustained strength in commodity prices.. The variance can be explained by a 15 percent increase in prices (before realized derivatives) on 39 percent higher production volumes.

Oil and Gas	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Light/medium crude oil sales	**29,674**	18,742	58
Heavy oil sales	**1,943**	2,827	(31)
NGL sales	**3,583**	1,306	174
Natural gas sales	**36,777**	22,766	62
Gross oil and gas revenue	**71,977**	45,641	58
Realized oil and gas derivatives	**(2,735)**	(1,027)	166
Transportation	**(1,449)**	(865)	68
Other	**1,214**	714	70
Net oil and gas revenue	**69,007**	44,463	55
Per boe	**$43.03**	$38.12	13

ROYALTIES

Total royalties recorded for the first quarter of 2005 are approximately 18.6 percent of gross oil and gas revenue which represents a 6 percent decrease from the comparable period. Royalties per barrel of oil equivalent produced were 9 percent higher, reflecting the increase in oil prices during the period.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Crown royalties	**8,290**	5,426	53
Freehold royalties	**3,830**	2,773	38
Overriding royalties	**1,469**	858	71
Total royalties	**13,589**	9,057	50
% of gross oil and gas revenue	**18.6%**	19.8%	(6)
Per boe	**$8.47**	$7.77	9

OPERATING EXPENSE

On a gross and per boe basis, operating costs were higher for the three months ended March 31, 2005 when compared to the same period in 2004 due primarily to the acquisition and integration of Great Northern. The Trust completed a significant portion of optimization projects on Great Northern properties during the latter part of 2004 and the first quarter of 2005.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Operating expense	**14,852**	8,910	67
Per boe	**$ 9.26**	$ 7.64	21

OPERATING NETBACKS

Operating netbacks per boe for the period ended March 31, 2005 increased by 11 percent from $22.71 to $25.30, due primarily to higher price realizations after derivatives and royalty income, offset by higher transportation and operating costs related to Great Northern properties.

	Three Months Ended March 31		
($ per boe)	**2005**	2004	% Change
Price - after realized derivatives	**$ 43.17**	$ 38.27	13
Other revenue	**0.76**	0.59	29
Royalties	**(8.47)**	(7.77)	9
Operating expense	**(9.26)**	(7.64)	21
Transportation	**(0.90)**	(0.74)	22
Operating netback	**$ 25.30**	$ 22.71	11

GENERAL AND ADMINISTRATIVE

On a gross and per boe basis, general and administrative ("G&A") expense for the first quarter increased commensurate with increased staffing levels required by growth in the Trust's operations from corporate and property acquisitions in 2004. During the quarter, APF increased its technical staff to facilitate growth through the drill bit. Included in G&A, is a performance bonus paid to senior employees, including officers, based on criteria determined by APF's compensation committee.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
General and administrative	**3,528**	1,839	92
Per boe	**$ 2.20**	$ 1.58	39

INTEREST ON LONG-TERM DEBT AND CONVERTIBLE DEBENTURES

Interest expense on long-term debt on a gross and on a per boe basis has increased commensurate with higher average debt levels used to fund growth in the Trust's operations and to finance the acquisition of Great Northern.

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity instruments. The revised standard requires the Trust to classify the convertible debenture proceeds as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units. The comparative figures presented have been restated to conform to the amended accounting standard.

Interest and financing charges on convertible debentures for the first quarter on a gross basis decreased marginally due to debenture holders converting their debentures to units of APF. The decrease in the per boe interest charge is due a significant increase in production and relatively static interest expense.

	Three Months Ended March 31		
		Restated	
($000 except per boe amounts)	**2005**	2004	% Change
Interest on long-term debt	**1,836**	977	88
Per boe	**$ 1.14**	$ 0.84	36
Interest and financing charges on convertible debentures	**1,283**	1,325	(3)
Per boe	**$ 0.80**	$ 1.14	(30)

DEPLETION, DEPRECIATION, AND ACCRETION

Depletion, depreciation and accretion ("DD&A") per boe increased 15 percent from the comparable quarter and increased 58 percent on a gross basis for the quarter ended March 31, 2005. The increase in total depletion expense from the prior year is a result of increased production levels and increased depletion rates due primarily to the acquisition of Great Northern and increased capital spending resulting in a larger depletable base.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Depletion, depreciation and accretion	**26,981**	17,033	58
Per boe	**$ 16.82**	$ 14.60	15

UNIT-BASED COMPENSATION

During the fourth quarter of 2004, the Trust began using the Black-Scholes option-pricing model to estimate the fair value of unit-based compensation. Previously, the Trust used the excess of the period-end market price over the exercise price as an estimate of fair value. During the first quarter of 2005, the Trust granted 0.35 million unit appreciation rights. The fair value of rights granted was estimated using a Black-Scholes option-pricing model and incorporated the following assumptions: risk-free rate interest rate of 3.66 percent; average volatility of 13.24 percent; expected rights terms of 5 years; and dividend yield of 11.60 percent.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Compensation expense (recovery)	**35**	257	(86)
Per boe	**$0.02**	$0.22	(90)

TAXES

Saskatchewan capital tax and federal large corporation tax increased 29 percent during the three months ended March 31, 2005 reflecting an increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy.

During the first quarter, APF recovered $9.89 million in future income taxes compared to a future tax recovery of $5.61 in the comparable period in 2004. The increase is primary due to the additional future tax liability acquired with the Great Northern acquisition. At March 31, 2005 APF had a future income tax liability of $76.82 million as compared to $86.71 million at the end of 2004.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Capital and other taxes	**782**	605	29
Per boe	**$ 0.49**	$ 0.52	(6)
Recovery of future taxes	**(9,892)**	(5,607)	76

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Trust's performance for the two most recent fiscal years presented on a quarterly basis:

	2005	2004 (Restated)				2003 (Restated)		
($000, except per unit amounts)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	**73,191**	66,066	46,776	39,169	32,141	31,543	32,737	33,295
Net income / (loss)	**(2,371)**	34,870	3,176	4,788	6,802	(3,852)	9,799	20,977
Per unit - basic	**$(0.04)**	$0.60	$0.06	$0.11	$0.18	$(0.11)	$0.30	$0.65
Per unit - diluted	**$(0.04)**	$0.58	$0.06	$0.11	$0.18	$(0.11)	$0.30	$0.65
Cash flow from operations	**32,896**	31,125	29,729	24,415	21,858	14,873	19,389	21,563
Per unit	**$0.55**	$0.53	$0.54	$0.56	$0.58	$0.44	$0.60	$0.67
Distributions declared	**28,594**	28,068	26,517	22,516	19,829	17,822	18,909	18,916
Per unit	**$0.48**	$0.48	$0.48	$0.51	$0.53	$0.53	$0.57	$0.59
Total assets	**860,440**	862,170	833,093	853,234	496,871	498,750	501,689	446,527
Total long-term debt	**183,000**	169,000	150,000	190,000	55,000	98,000	90,000	102,000

Total revenues increased commensurate with production volumes and a strong commodity price environment. Total revenue, beginning January 1, 2004, includes the impact of unrealized derivative losses on commodity contracts outstanding at the end of each quarter. The volatility in quarterly net income is primarily a result of the Trust's unrealized derivative gains/losses.

Cash flow from operations and declared distributions increased steadily since the fourth quarter of 2003. Growth in cash flows was less than the observed increase in gross oil and gas revenues due to realized derivative losses and higher cash operating costs. Non-cash items such as DD&A, future income taxes, and unrealized gains or losses on derivative instruments do not influence the Trust's ability to distribute cash to unitholders.

Significant corporate and property acquisitions explain the movement in total assets and total long-term debt. The increase in long-term debt at the end of the first quarter 2005 is the result of a very active capital development program, accrued for at the end of 2004 and paid during the first quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Included in the calculation of working capital are unrealized derivative instruments measured at fair value and recorded on the balance sheet as a current asset or liability in accordance with EIC 128. At March 31, 2005, a current derivative asset of $1.33 million was recorded on the balance sheet (2004 - $3.31 million) offset by a current derivative liability of $18.39 million (2004 - $3.14 million). The ultimate settlement of these derivative positions is dependent upon changes in commodity prices, foreign currency exchange rates, interest rates and electricity prices during the remaining life of derivative contracts. Excluding the Trust's net current liability for commodity and foreign currency contracts the working capital deficiency would be $4.84 million at March 31, 2005 (2004 – $12.16 million). The Trust's anticipated cash flow from operations will be sufficient to meet this current deficit.

At March 31, 2005, the Trust had a revolving credit and term facility for $200 million (2004 - $200 million) with a syndicate of Canadian financial institutions. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The facility continues to be secured by the Trust's oil and gas properties. At March 31, 2005, $183 million was drawn under the facility (2004 – $169 million).

(000, except per unit amount)	March 31, 2005	December 31, 2004
Units outstanding	**59,944**	58,845
Trust unit price (1)	**12.00**	11.72
Market Value	**719,328**	689,663
Working capital deficiency	**21,894**	11,991
Convertible debentures	**48,561**	48,566
Bank debt	**183,000**	169,000
Total capitalization (2)	**972,783**	919,220

(1) Based on closing price at March 31, 2005

(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

UNITHOLDERS' EQUITY

At March 31, 2005, the Trust had 59.94 million Trust units outstanding representing an increase of approximately 1.10 million units from December 31, 2004. The increase in units outstanding is primarily attributable to 1.05 million units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") and the optional cash payment plan. The remaining 0.05 million share were issued pursuant to the employee options and rights. See note 7 of the interim financial statements for further details.

For the quarter ended March 31, 2005, the Trust declared distributions of $28.59 million, or $0.48 per trust unit (2004 – $19.83 million or $0.53 per unit).

CAPITAL EXPENDITURES

Net capital expenditures were $22.73 million during the quarter compared to $12.56 million during the first quarter of 2004. The increase in capital expenditures reflects the significant increase in the size of the Trust both in terms of market capitalization, enterprise value and production. A considerable portion of capital expenditures during the quarter was spent on completions and the tie-in of wells drilled during the fourth quarter of 2004. During the first quarter of 2005, APF's planned drilling program was significantly curtailed due to inclement weather conditions and early break-up.

The following table summarizes the Trust's capital spending activity:

	Three Months Ended March 31	
($000)	**2005**	2004
Property acquisitions	**698**	925
Land acquisitions	**1,668**	1,432
Seismic	**2,772**	734
Drilling and completions	**11,592**	7,559
Production facilities	**5,894**	1,829
Head office	**305**	280
Subtotal	**22,929**	12,759
Dispositions	**(200)**	(199)
Net capital expenditures	**22,729**	12,560

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The Trust leases its office premises through an arrangement deemed to be an operating lease for accounting purposes. As such, the Trust is not required to record its lease obligation as a liability nor does it record its leased premises as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

APF has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in APF's 2004 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

APF's financial statements have been prepared in accordance with Canadian general accepted accounting policies (GAAP). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. APF's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. APF attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal reporting systems; and comparing past estimates to actual results.

The Trust's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects that are in progress;
- Estimated fair value of derivative contracts;
- Estimated value of asset retirement obligation including estimates of future costs and the timing of the costs.

OUTLOOK

During the second quarter of 2005, APF expects to complete the previously announced merger with StarPoint Energy Trust. Details regarding this transaction are provided in a news release that was issued jointly on April 13, 2005.

2005 CASH FLOW SENSITIVITY

The following tables provide projected estimates for 2005 of the sensitivity of the Trust's 2005 cash flow to changes in a number of variables:

Variable	Assumption	Change	Impact on annual cash flow ($000)	Impact on cash flow per unit
Crude oil price ($/bbl)	$ 42.00	$ 1.00	$ 3,010	$ 0.05
Natural gas price ($/mcf)	$ 6.60	$ 0.10	$ 1,730	$ 0.03
$U.S./$Cdn. exchange rate	$ 0.82	$ 0.01	$ 1,540	$ 0.02
Interest rate	5.0%	1.0%	$ 2,010	$ 0.03
Crude oil production (bbl/d)	8,500	100 bbl/d	$ 890	$ 0.01
Natural gas production (mcf/d)	58,000	1,000 mcf/d	$ 1,360	$ 0.02

ADDITIONAL INFORMATION

Additional information regarding the Trust including the Trust's annual information form is available on SEDAR at www.sedar.com or on APF's website www.apfenergy.com.

CONSOLIDATED BALANCE SHEETS

(unaudited)

($000)	March 31, 2005	December 31, 2004
ASSETS		
Current assets		
Cash	1,299	567
Accounts receivable	45,321	42,200
Derivative asset (note 4)	1,329	3,313
Other current assets	6,848	7,162
	54,797	53,242
Asset retirement fund	3,475	3,271
Goodwill	118,478	118,478
Property, plant and equipment	683,690	687,179
	860,440	862,170
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	48,712	52,677
Derivative liability (note 4)	18,388	3,141
Distribution payable (note 2)	9,591	9,415
	76,691	65,233
Future income taxes	76,819	86,711
Long-term debt	183,000	169,000
Convertible debentures (note 5)	47,743	47,697
Asset retirement obligations (note 6)	31,538	30,993
Derivative liability (note 4)	1,304	335
	417,095	399,969
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 7)	622,274	610,194
Contributed surplus (note 8)	318	289
Accumulated earnings	124,491	126,862
Accumulated distributions (note 2)	(304,887)	(276,293)
Convertible debenture conversion feature (note 5)	1,149	1,149
	443,345	462,201
	860,440	862,170

See accompanying notes to consolidated financial statements

Approved by the Board of Directors



Martin Hislop
Director



Donald Engle
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(unaudited)

($000 except for per unit amounts) For the three months ended March 31	2005	2004
		Restated (note 3)
REVENUE		
Oil and gas	**73,191**	46,355
Realized derivative loss – net (note 4)	**(2,735)**	(1,027)
Unrealized derivative loss – net (note 4)	**(18,384)**	(3,265)
Royalties expense, net of ARTC	**(13,589)**	(9,057)
Transportation	**(1,449)**	(865)
	37,034	32,141
EXPENSES		
Operating	**14,852**	8,910
General and administrative	**3,528**	1,839
Interest on long-term debt	**1,836**	977
Convertible debenture interest and financing charges	**1,283**	1,325
Depletion, depreciation and accretion	**26,981**	17,033
Unit-based compensation expense (note 8)	**35**	257
Capital and other taxes	**782**	605
	49,297	30,946
Income/(loss) before income taxes	**(12,263)**	1,195
Recovery of future income taxes	**(9,892)**	(5,607)
Net income/(loss)	**(2,371)**	6,802
Accumulated earnings – beginning of period	**126,862**	78,637
Change in accounting policy	**–**	1,029
Accumulated earnings – end of period, as restated	**124,491**	86,468
Net income per unit – basic	**$ (0.04)**	$ 0.18
Net income per unit – diluted [1]	**$ (0.04)**	$ 0.18

[1] Convertible debenture interest has been added back to net income to calculate net income per unit – diluted.

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

($000 except for per unit amounts) For the three months ended March 31	2005	2004
		Restated (note 3)
Cash flows from operating activities		
Net income (loss)	**(2,371)**	6,802
Items not affecting cash		
Depletion, depreciation and accretion	**26,981**	17,033
Debenture accretion and amortization of deferred financing charges	**161**	183
Future income taxes	**(9,892)**	(5,607)
Unrealized derivative loss – net (note 4)	**18,384**	3,265
Unit-based compensation expense (note 8)	**35**	257
Amortization of premiums received	**(184)**	–
Asset retirement expenditures (note 6)	**(218)**	(75)
Cash flow from operations	**32,896**	21,858
Net change in non-cash working capital items (note 9)	**(3,893)**	(4,576)
Asset retirement fund contribution – net	**(204)**	(351)
Net cash provided by operating activities	**28,799**	16,931
Cash flows from investing activities		
Additions to property, plant and equipment	**(22,231)**	(11,834)
Purchase of oil and natural gas properties	**(698)**	(925)
Proceeds on sale of properties	**200**	199
Changes in non-cash working capital – investing items	**(2,989)**	(2,965)
Net cash used in investing activities	**(25,718)**	(15,525)
Cash flows from financing activities		
Issue of units for cash	**58**	55,387
Issue of units for cash under DRIP	**9,865**	8,495
Issue of units for cash upon exercise of stock options/rights	**434**	509
Unit issue costs	**–**	(3,066)
Net proceeds (repayment) of long-term debt	**14,000**	(43,000)
Cash distributions, net of distribution reinvestment	**(26,882)**	(19,829)
Changes in non-cash working capital – financing items	**176**	(544)
Net cash provided by financing activities	**(2,349)**	(2,048)
Change in cash during the period	732	(642)
Cash – Beginning of period	567	1,381
Cash – End of period	**1,299**	739

Supplemental information (note 9)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 and 2004 (unaudited)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2004.

NOTE 2. RECONCILATION OF CASH FLOW AND DISTRIBUTIONS

($000 except for per unit amounts)

For the three months ended March 31	2005	2004
Cash flow before changes in non-cash working capital	**32,896**	21,858
Add (deduct):		
Abandonment fund contributions	**(422)**	(426)
Cash retained to fund operations	**(3,880)**	(1,603)
Cash distributions declared	**28,594**	19,829
Cash distributed to date	**19,003**	12,886
Cash distribution payable	**9,591**	6,943
	28,594	19,829
Opening accumulated distributions	**276,293**	179,363
Closing accumulated distributions	**304,887**	199,192
Actual cash distribution declared per unit	**$ 0.48**	$ 0.53

NOTE 3. CHANGE IN ACCOUNTING POLICY

Consistent with Note 3 of APF's December 31, 2004 audited financial statements, effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments – Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. As a result of adopting the revised standard, comparative statements of operations and accumulated earnings were restated. Convertible debenture interest and financing charges were increased by $1.33 million with a corresponding decrease in net income of $1.33 million for the period ended March 31, 2004.

NOTE 4. FINANCIAL INSTRUMENTS

The Trust has entered into various derivative instruments and physical contracts to manage fluctuations in commodity prices, foreign currency exchange rates, utility prices, and interest rates in the normal course of operations.

The estimated fair value of unrealized derivative instruments is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at March 31, 2005 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The following is a summary of the change in unrealized amounts from December 31, 2004 to March 31, 2005:

($000)	Total realized gain/(loss)	Total unrealized gain/(loss)
FV of contracts at December 31, 2004		223
Change in fair value of derivative contracts during the period		(21,119)
Fair value of derivative contracts realized during the period	(2,735)	2,735
Fair value of contracts, March 31, 2005		(18,161)
Unamortized premiums received on sold call options		(202)
FV of contracts and premiums received, March 31, 2005		(18,363)

The following is a summary of unrealized fair value financial positions by risk management activity at March 31, 2005:

($000)	Total unrealized gain/(loss)
Commodity price	
Crude oil	(12,886)
Natural gas	(6,004)
Utilities	123
Foreign currency	1,015
Interest rate	(409)
	(18,161)
Unamortized premiums received on sold call options	(202)
	(18,363)

The following highlights the balance sheet classification of unrealized fair value financial positions at March 31, 2005:

($000)	Unrealized asset (liability)
Current asset	1,329
Long-term asset	–
Current liability	(18,388)
Long-term liability	(1,304)
	(18,363)

The fair values of financial instruments presented on the consolidated balance sheet, other than long-term borrowings, approximate their carrying amount due to the short-term nature of those instruments. The estimated fair values of long-term borrowings approximated its fair value due to the floating rate of interest charged under the facilities.

5. CONVERTIBLE DEBENTURES

($000)	Liability Component	Equity Component	Total
Carrying value at December 31, 2004	47,697	1,149	48,846
Accretion of liability	51	–	51
Conversions into Trust Units	(5)	–	(5)
Carrying value at March 31, 2005	**47,743**	**1,149**	**48,892**

6. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

($000)	March 31, 2005	December 31, 2004
Asset retirement obligation, beginning of year	**30,993**	21,803
Liabilities acquired	**-**	7,866
Liabilities incurred	**143**	834
Liabilities settled	**(218)**	(1,083)
Accretion expense	**620**	1,573
Asset retirement obligation, end of year	**31,538**	30,993

The abandonment fund is currently funded at $0.42 million per quarter through cash flow from operations.

7. UNITHOLDERS' INVESTMENT ACCOUNT

	March 31, 2005		December 31, 2004	
Trust Units	**Units (000)**	**($000)**	Units (000)	($000)
Balance – Beginning of period	**58,845**	**610,194**	34,074	324,318
Corporate acquisitions (note 5)	**-**	**-**	12,885	156,943
Issued for cash	**5**	**58**	7,877	90,451
Cost of units issued	**-**	**-**	-	(5,270)
Regular DRIP	**154**	**1,712**	516	5,764
Premium DRIP	**885**	**9,865**	3,031	33,895
Issued on conversion of debentures	**1**	**5**	19	220
Issued on exercise of options/rights	**54**	**434**	442	3,799
Allocated from contributed surplus	**-**	**6**	-	74
Balance – End of period	**59,944**	**622,274**	58,845	610,194

The per unit calculations for the period ended March 31, 2005 was based on weighted average trust units outstanding of 59.38 million (March 31, 2004 – 37.38 million). In computing net income per unit – diluted, 0.31 million units (March 31, 2004 – 0.47 million) were added to the weighted average number of units outstanding for the quarter, reflecting the dilutive effect of employee options and rights. An additional 4.32 million trust units (March 31, 2004 – 4.32 million) were added to the weighted average number of units outstanding for the quarter relating to the assumed conversion of debentures. Interest on debentures assumed to be converted into trust units totalled $1.28 million (2004 – $1.33 million) and was added back to net income for per unit – diluted calculations.

8. UNIT-BASED COMPENSATION PLANS

a) A summary of the changes in the rights outstanding under the Rights Plan is as follows:

	March 31, 2005		December 31, 2004	
Trust Unit Rights	**Rights (000)**	**Weighted Average Price ($)**	Rights (000)	Weighted Average Price ($)
Balance – Beginning of period	**1,871**	**9.84**	1,824	9.09
Granted	**345**	**11.71**	952	11.91
Exercised	**(54)**	**8.02**	(395)	8.49
Cancelled	**(191)**	**9.73**	(510)	9.43
Balance – Before price reduction	**1,971**	**10.22**	1,871	10.56
Reduction of exercise price	**-**	**(0.14)**	-	(0.72)
Balance – End of period	**1,971**	**10.08**	1,871	9.84
Exercisable – End of period	**275**	**8.71**	241	8.50

The Trust incurred non-cash compensation expense of $0.04 million during the quarter (2004 – $0.26 million) related to vested rights issued under the Rights Plan with a corresponding increase to contributed surplus. When rights are exercised by employees and directors of the Trust, the consideration paid is recorded to the unitholders' investment account along with related non-cash compensation expense previously recognized in contributed surplus.

On April 1, 2005, an additional 336,455 rights were granted with an exercise price of $12.00. These rights were granted to employees hired during the three month period ended March 31, 2005.

b) During the three month period ended March 31, 2005 no options were granted under the Options Plan. At March 31, 2005, there was 0.08 million options outstanding with an exercise price of $9.68 and a contractual life of 1 year.

c) The following table reconciles the movement in the contributed surplus balance:

($000)	March 31, 2005	December 31, 2004
Balance, beginning of period	**289**	1,241
Compensation expense (recovery)	**35**	(878)
Reclassification to common shares on exercise	**(6)**	(74)
Balance, end of period	**318**	289

9. SUPPLEMENTAL CASH FLOW INFORMATION

a) Cash payments related to certain items:

	Three Months Ended March 31	
($000)	**2005**	2004
Interest	**1,817**	665
Interest on debentures	**2,283**	2,664
Interest rate swap settlement	**120**	172
Capital and other taxes	**1,052**	520

b) Net change in non-cash working capital items:

	Three Months Ended March 31	
($000)	**2005**	2004
Accounts receivable	**(3,121)**	(956)
Other current assets	**204**	(197)
Accounts payable and accrued liabilities	**(976)**	(3,423)
	(3,893)	(4,576)

10. COMPARATIVE FIGURES

Certain comparative figures have been re-classified to conform with current-period presentation.

11. SUBSEQUENT EVENT

On April 13, 2005, APF entered into an agreement providing for the combination of StarPoint Energy Trust and APF Energy Trust. Prior to the combination, certain APF assets will be transferred to a separate exploration and development company, Rockyview Energy Inc. ("Rockyview"). Under the terms of the Combination Agreement, each APF trust unit issued and outstanding will be exchanged for 0.63 of a StarPoint trust unit. In addition, APF unitholders will be entitled to receive one common share of Rockyview for each APF trust unit held. The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of APF unitholders voting at a special meeting of unitholders. It is expected that the meeting relating to such approvals will be held on or about June 20, 2005.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403)294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Email: invest@apfenergy.com
Website: www.apfenergy.com

FIELD OFFICE

400 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

LEGAL COUNSEL

Parlee McLaws LLP

BANK

National Bank of Canada

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Sproule Associates Limited

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

AUDITORS

PricewaterhouseCoopers LLP

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Symbols: AY.UN and AY.DB

DIRECTORS AND OFFICERS

Donald Engle
Independent Director and
Chairman of the Board (1) (2)

John Howard
Independent Director (1)

Robert MacDonald
Independent Director (1) (2)

Martin Hislop
Director
Chief Executive Officer

Steven Cloutier
Director
President & Chief Operating Officer

Alan MacDonald
Vice President, Finance & Chief Financial Officer

Dan Allan
Vice President, Exploration and Production

Wayne Geddes
Vice President, Land

(1) Member of Audit and Reserves Committee
(2) Member of Compensation Committee



APF ENERGY

2100, 144 Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403)294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Email: invest@apfenergy.com
www.apfenergy.com

Exemption Order
82-5166

BILANS CONSOLIDÉS (non vérifiés)

(en milliers de dollars)	31 mars 2005	31 décembre 2004
ACTIF		
Actif à court terme		
Encaisse	**1 299**	567
Comptes débiteurs	**45 321**	42 200
Actif lié aux instruments dérivés (note 4)	**1 329**	3 313
Autres actifs à court terme	**6 848**	7 162
	54 797	53 242
Fonds de mise hors service d'immobilisations	**3 475**	3 271
Écart d'acquisition	**118 478**	118 478
Immobilisations corporelles	**683 690**	687 179
	860 440	862 170
PASSIF		
Passif à court terme		
Comptes créditeurs et charges à payer	**48 712**	52 677
Passif lié aux instruments dérivés (note 4)	**18 388**	3 141
Distributions à payer (note 2)	**9 591**	9 415
	76 691	65 233
Impôts sur les bénéfices futurs	**76 819**	86 711
Dette à long terme	**183 000**	169 000
Débentures convertibles (note 5)	**47 743**	47 697
Obligations liées à la mise hors service d'immobilisations (note 6)	**31 538**	30 993
Passif lié aux instruments dérivés (note 4)	**1 304**	335
	417 095	399 969
CAPITAUX PROPRES		
Compte de placement des porteurs de parts (note 7)	**622 274**	610 194
Surplus d'apport (note 8)	**318**	289
Bénéfices non répartis	**124 491**	126 862
Distributions cumulées (note 2)	**(304 887)**	(276 293)
Droit de conversion des débentures convertibles (note 5)	**1 149**	1 149
	443 345	462 201
	860 440	862 170

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration,

"Martin Hislop"
Martin Hislop,
administrateur

"Donald Engle"
Donald Engle,
administrateur


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

{K:\cdox\0052932\000065\C5028244.DOC;1}

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS (non vérifiés)

(en milliers de dollars, sauf les montants par part) Trimestres terminés les 31 mars	2005	2004
		Après retraitement (note 3)
PRODUITS		
Pétrole et gaz	**73 191**	46 355
Perte nette matérialisée sur instruments dérivés (note 4)	**(2 735)**	(1 027)
Perte nette non matérialisée sur instruments dérivés (note 4)	**(18 384)**	(3 265)
Redevances, déduction faite du CIAR	**(13 589)**	(9 057)
Transports	**(1 449)**	(865)
	37 034	32 141
CHARGES		
Exploitation	**14 852**	8 910
Frais généraux et frais d'administration	**3 528**	1 839
Intérêts sur la dette à long terme	**1 836**	977
Intérêts sur les débentures convertibles et frais de financement	**1 283**	1 325
Épuisement, amortissement et désactualisation	**26 981**	17 033
Charge de rémunération à base de parts (note 8)	**35**	257
Impôt sur le capital et autres impôts	**782**	605
	49 297	30 946
Bénéfice (perte) avant impôts sur les bénéfices	**(12 263)**	1 195
Économie d'impôts sur les bénéfices futurs	**(9 892)**	(5 607)
Bénéfice net (perte)	**(2 371)**	6 802
Bénéfices non répartis au début du trimestre	**126 862**	78 637
Changement de convention comptable	**-**	1 029
Bénéfices non répartis à la fin du trimestre, après retraitement	**124 491**	86 468
Résultat net de base par part	**(0,04)** $	0,18 $
Résultat net dilué par part[1]	**(0,04)** $	0,18 $

[1] Les intérêts sur les débentures convertibles ont été rajoutés au bénéfice net pour calculer le résultat dilué par part.

Voir les notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE (NON VÉRIFIÉS)

(en milliers de dollars, sauf les montants par part) Trimestres terminés les 31 mars	2005	2004
		Après retraitement (note 3)
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net (perte)	**(2 371)**	6 802
Éléments hors trésorerie		
Épuisement, amortissement et désactualisation	**26 981**	17 033
Désactualisation des débentures et amortissement des frais de financement reportés	**161**	183
Impôts sur les bénéfices futurs	**(9 892)**	(5 607)
Perte nette non matérialisée sur instruments dérivés (note 4)	**18 384**	3 265
Charge de rémunération à base de parts (note 8)	**35**	257
Amortissement des primes reçues	**(184)**	-
Charge liée à la mise hors service d'immobilisations (note 6)	**(218)**	(75)
Flux de trésorerie liés aux activités d'exploitation	**32 896**	21 858
Variation nette des éléments hors caisse du fonds de roulement (note 9)	**(3 893)**	(4 576)
Cotisations au fonds de mise hors service d'immobilisations, montant net	**(204)**	(351)
Flux de trésorerie nets provenant des activités d'exploitation	**28 799**	16 931
Flux de trésorerie liés aux activités d'investissement		
Acquisition d'immobilisations corporelles	**(22 231)**	(11 834)
Achat de biens pétroliers et gaziers	**(698)**	(925)
Produit de la vente de biens	**200**	199
Variation des éléments hors caisse du fonds de roulement – éléments liés à l'investissement	**(2 989)**	(2 965)
Flux de trésorerie nets affectés aux activités d'investissement	**(25 718)**	(15 525)
Flux de trésorerie liés aux activités de financement		
Émission de parts contre espèces	**58**	55 387
Émission de parts contre espèces aux termes du régime de réinvestissement des distributions	**9 865**	8 495
Émission de parts contre espèces à l'exercice d'options sur actions ou de droits d'achat de parts	**434**	509
Frais d'émission des parts	**-**	(3 066)
Produit (remboursement) de la dette à long terme, montant net	**14 000**	(43 000)
Distributions en espèces, déduction faite du réinvestissement des distributions	**(26 882)**	(19 829)
Variation des éléments hors caisse du fonds de roulement, éléments liés au financement	**176**	(544)
Flux de trésorerie nets affectés aux activités de financement, montant net	**(2 349)**	(2 048)
Variation de l'encaisse au cours du trimestre	**732**	(642)
Encaisse au début du trimestre	**567**	1 381
Encaisse à la fin du trimestre	**1 299**	739

Renseignements supplémentaires (note 9)

Voir les notes afférentes aux états financiers consolidés.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS
31 mars 2005 et 2004 (non vérifiés)

1 PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été préparés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été dressés selon les conventions comptables et les méthodes de calcul employées pour la préparation des états financiers consolidés de l'exercice terminé le 31 décembre 2004. Les renseignements ci-après s'ajoutent aux informations fournies dans les états financiers consolidés annuels. Les états financiers consolidés intermédiaires devraient être lus à la lumière des états financiers consolidés et des notes y afférentes figurant dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2004.

2 RAPPROCHEMENT DES FLUX DE TRÉSORERIE ET DES DISTRIBUTIONS

	Trimestres terminés les 31 mars	
(en milliers de dollars, sauf les montants par part)	**2005**	2004
Flux de trésorerie avant la variation du fonds de roulement hors caisse	32 896	21 858
Ajouter (déduire) :		
Cotisations au fonds de mise hors service	(422)	(426)
Liquidités retenues pour financer les activités	(3 880)	(1 603)
Distributions déclarées	28 594	19 829
Distributions à ce jour	19 003	12 886
Distributions à payer	9 591	6 943
	28 594	19 829
Distributions cumulées au début du trimestre	276 293	179 363
Distributions cumulées à la fin du trimestre	304 887	199 192
Distributions réelles déclarées par part	0,48 $	0,53 $

3 CHANGEMENT DE CONVENTION COMPTABLE

Comme il est indiqué à la note 3 afférente aux états financiers vérifiés d'APF au 31 décembre 2004, la Fiducie a adopté rétroactivement, en date du 31 décembre 2004, les recommandations du chapitre 3860 révisé du Manuel de l'ICCA, intitulé « Instruments financiers – informations à fournir et présentation », pour les instruments financiers pouvant être réglés au comptant ou au moyen d'instruments de capitaux propres, au gré de l'émetteur. Par suite de l'adoption de la norme révisée, les chiffres correspondants des états des résultats et des bénéfices non répartis ont été retraités. Les intérêts sur les débentures convertibles et les frais de financement ont été augmentés de 1,33 M$, avec baisse correspondante de 1,33 M$ du bénéfice net pour le trimestre terminé le 31 mars 2004.

4 INSTRUMENTS FINANCIERS

La Fiducie a conclu divers instruments dérivés et contrats physiques pour gérer les fluctuations des prix des marchandises, des taux de change, des prix des services publics et des taux d'intérêt dans le cours normal de ses activités.

La juste valeur estimative des instruments dérivés non matérialisés figure dans le bilan consolidé, et tout changement dans les positions non matérialisées est inscrit dans les résultats. La juste valeur de ces instruments est établie selon une approximation des montants qui auraient été payés aux parties contractantes ou reçus d'elles pour régler les instruments au 31 mars 2005, et cette appproximation est fondée sur les cours à terme et les valeurs marchandes fournis par des sources indépendantes. Il se peut que les montants réels diffèrent de ces estimations.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS
31 mars 2005 et 2004 (non vérifiés)

Le tableau qui suit résume l'évolution des montants non matérialisés du 31 décembre 2004 au 31 mars 2005 :

(en milliers de dollars)	Gain matérialisé total (perte)	Gain non matérialisé total (perte)
Juste valeur des contrats au 31 décembre 2004		223
Variation de la juste valeur des contrats sur instruments dérivés au cours de la période		(21 119)
Juste valeur des contrats dérivés réalisés au cours de la période	(2 735)	2 735
Juste valeur des contrats au 31 mars 2005		(18 161)
Primes non amorties reçues à la vente d'options d'achat		(202)
Juste valeur des contrats et des primes reçues au 31 mars 2005		(18 363)

Le tableau qui suit résume la juste valeur des positions financières non matérialisées par activité de gestion des risques au 31 mars 2005 :

(en milliers de dollars)	Gain non matérialisé total (perte)
Prix des marchandises	
Pétrole brut	(12 886)
Gaz naturel	(6 004)
Services publics	123
Devises	1 015
Taux d'intérêt	(409)
	(18 161)
Primes non amorties reçues à la vente d'options d'achat	(202)
	(18 363)

Le tableau qui suit indique le classement au bilan de la juste valeur des positions financières non matérialisées au 31 mars 2005 :

(en milliers de dollars)	Actif (passif) non matérialisé
Actif à court terme	1 329
Actif à long terme	-
Passif à court terme	(18 388)
Passif à long terme	(1 304)
	(18 363)

La juste valeur des instruments financiers présentée au bilan consolidé, hormis celle des emprunts à long terme, avoisine la valeur comptable en raison de l'échéance rapprochée des instruments. La juste valeur estimative des emprunts à long terme se rapproche de la juste valeur, étant donné que les intérêts qui s'appliquent aux emprunts sont variables.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS
31 mars 2005 et 2004 (non vérifiés)

5 DÉBENTURES CONVERTIBLES

(en milliers de dollars)	Composante passif	Composante capitaux propres	Total
Valeur comptable au 31 décembre 2004	47 697	1 149	48 846
Accroissement du passif	51	-	51
Conversions en parts de fiducie	(5)	-	(5)
Valeur comptable au 31 mars 2005	**47 743**	**1 149**	**48 892**

6 OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS

Le tableau qui suit présente le rapprochement des obligations liées à la mise hors service d'immobilisations gazières et pétrolières au début et à la fin de l'exercice :

(en milliers de dollars)	31 mars 2005	31 décembre 2004
Obligations liées à la mise hors service d'immobilisations au début de l'exercice	**30 993**	21 803
Dettes acquises	-	7 866
Dettes contractées	**143**	834
Dettes réglées	**(218)**	(1 083)
Charge de désactualisation	**620**	1 573
Obligations liées à la mise hors service d'immobilisations à la fin de l'exercice	**31 538**	30 993

Le fonds de mise hors service est maintenant financé à raison de 0,42 M$ par trimestre au moyen des flux de trésorerie provenant de l'exploitation.

7 COMPTE DE PLACEMENT DES PORTEURS DE PARTS

	31 mars 2005		31 décembre 2004	
Parts de fiducie	**Parts (en milliers)**	**(en milliers de dollars)**	Parts (en milliers)	(en milliers de dollars)
Solde au début de la période	**58 845**	**610 194**	34 074	324 318
Acquisitions d'entreprises (note 5)	-	-	12 885	156 943
Émises contre espèces	**5**	**58**	7 877	90 451
Coût des parts émises		-	-	(5 270)
Programme de réinvestissement des distributions régulier	**154**	**1 712**	516	5 764
Programme de réinvestissement des distributions de primes	**885**	**9 865**	3 031	33 895
Émises à la conversion de débentures	**1**	**5**	19	220
Émises à l'exercice d'options ou de droits	**54**	**434**	442	3 799
Attribuées à partir du surplus d'apport	-	**6**	-	74
Solde à la fin de la période	**59 944**	**622 274**	58 845	610 194

Le calcul du résultat net par part pour le trimestre terminé le 31 mars 2005 est fondé sur le nombre moyen pondéré de parts de fiducie en circulation durant la période, à savoir 59,38 millions de parts (37,38 millions au 31 mars 2004). Pour le calcul du résultat net dilué par part, 0,31 million de parts (0,47 million au 31 mars 2004) ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre pour tenir compte de l'effet dilutif des options et des droits d'achat de parts des salariés. De plus, 4,32 millions de parts (4,32 millions au 31 mars 2004) ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre relativement à la conversion présumée des débentures. L'intérêt sur les débentures présumées converties en parts de fiducie a totalisé 1,28 M$ (1,33 M$ en 2004) et a été ajouté au calcul du résultat net dilué par part.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS
31 mars 2005 et 2004 (non vérifiés)

8 RÉGIMES DE RÉMUNÉRATION À BASE DE PARTS

a) Le tableau qui suit résume l'évolution des droits d'achat de parts en cours :

Droits d'achat de parts de fiducie	31 mars 2005 Droits (en milliers)	31 mars 2005 Prix moyen pondéré ($)	31 décembre 2004 Droits (en milliers)	31 décembre 2004 Prix moyen pondéré ($)
Solde au début de la période	1 871	9,84	1 824	9,09
Attribués	345	11,71	952	11,91
Exercés	(54)	8,02	(395)	8,49
Annulés	(191)	9,73	(510)	9,43
Solde avant la réduction de prix	1 971	10,22	1 871	10,56
Réduction du prix d'exercice	-	(0,14)	-	(0,72)
Solde à la fin de la période	1 971	10,08	1 871	9,84
Droits pouvant être exercés à la fin de la période	275	8,71	241	8,50

La Fiducie a inscrit une charge de rémunération hors trésorerie de 0,04 M$ au cours du trimestre (0,26 M$ en 2004) relativement aux droits acquis émis aux termes du régime de droits et une augmentation correspondante du surplus d'apport. Lorsque des droits sont exercés par des employés ou des administrateurs de la Fiducie, la contrepartie versée est inscrite dans le compte de placement des porteurs de parts, la charge de rémunération hors trésorerie connexe étant déjà constatée dans le surplus d'apport.

Le 1er avril 2005, 336 455 droits additionnels ont été attribués. Ces droits ont été octroyés aux employés embauchés au cours du trimestre terminé le 31 mars 2005. Le prix d'exercice de ces droits s'élève à 12,00 $.

b) Au cours du trimestre terminé le 31 mars 2005, aucune option n'a été octroyée en vertu du régime d'options. Au 31 mars 2005, 0,08 million d'options étaient en cours (prix d'exercice de 9,68 $ et durée contractuelle de un an).

c) Le tableau qui suit indique l'évolution du solde du surplus d'apport :

(en milliers de dollars)	**31 mars 2005**	31 décembre 2004
Solde au début de la période	**289**	1 241
Charge de rémunération (recouvrement)	**35**	(878)
Reclassement dans les actions ordinaires après l'exercice	**(6)**	(74)
Solde à la fin de la période	**318**	289

9 RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

a) Paiements en espèces liés aux éléments suivants :

(en milliers de dollars)	Trimestres terminés les 31 mars **2005**	2004
Intérêts	1 817	665
Intérêts sur les débentures	2 283	2 664
Règlement du swap de taux d'intérêt	120	172
Impôts sur le capital et autres impôts	1 052	520

b) Variation nette des éléments hors caisse du fonds de roulement :

	Trimestres terminés les 31 mars	
(en milliers de dollars)	**2005**	2004
Comptes débiteurs	**(3 121)**	(956)
Autres actifs à court terme	**204**	(197)
Comptes créditeurs et charges à payer	**(976)**	(3 423)
	(3 893)	(4 576)

10 CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de rendre leur présentation conforme à celle de la période à l'étude.

11 ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 13 avril 2005, APF a conclu une entente visant son regroupement avec StarPoint Energy Trust. Avant que n'ait lieu le regroupement, certains actifs d'APF seront transférés à une société d'exploration et de mise en valeur distincte, Rockyview Energy Inc. (« Rockyview »). En vertu de l'entente de regroupement, chaque part de fiducie d'APF émise et en circulation sera échangée contre 0,63 part de fiducie de StarPoint. En outre, les porteurs de parts d'APF auront droit à une action ordinaire de Rockyview pour chaque part d'APF qu'ils détiennent. L'opération est soumise à l'approbation des organismes de réglementation ainsi qu'à l'approbation des porteurs de parts d'APF, par une majorité d'au moins deux tiers des voix exprimées lors d'une assemblée extraordinaire des porteurs de parts d'APF devrait se tenir le 20 juin 2005 ou vers cette date.

Exemption Order
82-5166

MATERIAL CHANGE REPORT
FORM 51-102F3

1. **Reporting Issuer:**

APF Energy Trust
Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

2. **Date of Material Change:**

April 13, 2005

3. **News Release:**

A news release was issued and disseminated on April 13, 2005 through Canada Newswire.

4. **Summary of Material Change:**

Capitalized terms used in this Material Change Report which are not defined herein are defined under the heading "Defined Terms" which is located at the end of Item 5.

On April 13, 2005, StarPoint Energy Trust ("StarPoint") (TSX: SPN.UN) and APF Energy Trust ("APF") (TSX: AY.UN) entered into a combination agreement (the "Combination Agreement") providing for the combination of StarPoint and APF into a single trust to be managed by StarPoint's existing management team (the "Combined Trust"). The Combined Trust will continue under the name StarPoint Energy Trust.

5. **Full Description of Material Change:**

On April 13, 2005, StarPoint and APF entered into the Combination Agreement providing for the combination of StarPoint and APF into the Combined Trust (the "Combination") to be managed by StarPoint's existing management team. The Combined Trust will continue under the name StarPoint Energy Trust.

Under the terms of the Combination Agreement, each APF Unit issued and outstanding will be exchanged for 0.63 of a StarPoint Unit on a tax-deferred rollover basis.

Prior to the Combination, in a separate transaction (the "Plan"), APF Unitholders will be given the right to receive common shares in APF ExploreCo, a new junior exploration company with approximately 1,000 boepd of primarily natural gas production focused in Central Alberta. The existing APF management team will manage APF ExploreCo. APF ExploreCo intends to seek a public listing of its common shares.

The Combination Agreement sets forth a number of conditions to be satisfied or waived in order for the Combination to become effective (see "Conditions of the Acquisition and Redemption Transaction") and provides the right of the parties thereto to terminate the Combination

Agreement on the occurrence or non-occurrence of certain events within specific time frames (see "Termination"). The Combination Agreement also sets forth a number of covenants on behalf of the parties thereto, including prescribing the manner of operation of the business and operations of the parties and precluding the parties from entering into certain new agreements or commitments with respect to their capitalization or assets during the term of the Combination Agreement, without the consent of the other party (see "Covenants").

The transaction is subject to regulatory approval and the approval by a majority of at least two-thirds of APF Unitholders approving both the Plan, and the Combination. It is expected that the meeting relating to such approvals will be held on or about June 10, 2005. The transactions are expected to close before the end of June, 2005, which will enable unitholders of both StarPoint and APF to receive June distributions from their respective trusts. An information circular regarding the Plan and the Combination is expected to be mailed to APF Unitholders in May, 2005.

The boards of directors of both StarPoint and APF have unanimously approved the transaction. GMP Securities Ltd. has provided the APF Board of Directors with its opinion that the consideration to be received by APF Unitholders is fair, from a financial point of view, to APF Unitholders. The APF Board of Directors has concluded that the transaction is in the best interests of APF and APF Unitholders, generally, and has resolved to recommend that the APF Unitholders vote their APF Units for the proposed transaction. The management and board of directors of APF have agreed to vote their APF Units in favour of the proposed transaction.

BMO Nesbitt Burns Inc. acted as financial advisor to StarPoint. FirstEnergy Capital Corp., Orion Securities Inc., and TD Securities Inc. acted as strategic advisors to StarPoint. GMP Securities Ltd. acted as financial advisor to APF.

Benefits of the Combination

The proposed Combination allows for unitholders of both StarPoint and APF to participate in a stronger, more efficient trust. The combination of a well balanced portfolio of low risk internal drilling prospects and the ability to compete more effectively for larger potential acquisitions, positions the Combined Trust to add significant future unitholder value.

Additional benefits of the Combination and creation of APF ExploreCo for APF Unitholders, include the following:

- APF Unitholders will be entitled to receive one common share for every APF Unit held, in a new junior exploration company, with approximately 1,000 boepd of production and more than 50 drilling locations managed by the existing APF management team;

- Strategic consolidation with StarPoint's assets in APF's existing core areas in South East Saskatchewan and Central Alberta;

- Increased exposure to light crude oil prices, which are currently very strong;

- The Combination provides APF Unitholders with enhanced trading liquidity with a pro forma market capitalization of over $1.4 billion versus $700 million currently, and further improves APF's pro forma cost of capital; and

- Continued representation in the Combined Trust through the appointment of Mr. Martin Hislop, APF's Chief Executive Officer, and Mr. Steve Cloutier, APF's President, to the Board of the Combined Trust.

The Combined Trust

The executive management team of the Combined Trust will be comprised of the following:

Mr. Paul Colborne, President and Chief Executive Officer
Mr. Brett Herman, Vice President, Finance and Chief Financial Officer
Mr. Graham Kidd, Vice President, Corporate Development
Mr. Murray Mason, Vice President, Production
Mr. Eric Strachan, Manager, Exploration
Mr. Jeremy Wallis, Manager, Land; and
Mr. Curt Ziemer, Controller.

The board of directors of the Combined Trust will be comprised of Messrs. Paul Colborne, James Bertram, Fred Coles, James Pasieka, Rob Peters, Paul Starnino, with the addition of Steve Cloutier and Martin Hislop.

APF ExploreCo

Prior to the Combination of StarPoint and APF, in a separate plan of arrangement transaction, APF Unitholders will have the right to receive one APF ExploreCo Share for every one APF Unit held.

APF ExploreCo will have a contiguous, operated, high working interest asset and opportunity base located in the Wood River area of Central Alberta. APF ExploreCo will have more than 50 drilling locations for long life, operated, dry, Horseshoe Canyon coal bed methane (CBM) natural gas, as well as potential in a number of multi-zone conventional formations.

APF ExploreCo's management team will be led by the following executive officers:

Mr. Steve Cloutier, President and Chief Executive Officer
Mr. Alan MacDonald, Vice President, Finance and Chief Financial Officer
Mr. Dan Allan, Vice President, Exploration and Production; and
Mr. Wayne Geddes, Vice President, Land.

The board of directors of APF ExploreCo shall include, Messrs. Martin Hislop, Steve Cloutier, John Howard and Ms. Nancy Penner.

It is anticipated that APF ExploreCo will consider consolidating its shares on a basis to be decided at a later date. Management and insiders of APF ExploreCo are proposing to capitalize APF ExploreCo with a private placement of approximately $6-$8 million based on the independently engineered net asset value of APF ExploreCo.

The following is a summary of the Combination Agreement.

Acquisition and Redemption Transaction

The Combination will become effective upon the Closing Date which is expected to be on or about June 20, 2005. On the Closing Date, each of the events set out below shall occur in the

following sequence during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

(a) the APF Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;

(b) APF shall sell, transfer, convey, assign and deliver to StarPoint, and StarPoint shall purchase and accept from APF, all the APF Assets, as the same shall exist at the Time of Closing;

(c) StarPoint will (i) assume the liabilities and obligations of APF, whether or not reflected on the books of APF, in accordance with their terms, and (ii) issue to APF an aggregate number of StarPoint Units equal in number to the product of the number of APF Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio (the "StarPoint Payment Units");

(d) StarPoint will subscribe for the APF Remaining Unit for $10.00 and APF will issue to StarPoint the APF Remaining Unit;

(e) the APF Units (other than the APF Remaining Unit) will be redeemed in exchange for the StarPoint Payment Units which shall be distributed to the APF Unitholders in accordance with the Exchange Ratio;

(f) the directors of the APF Parties, where applicable, will resign in favour of nominees of SEL; and

(g) all officers of the APF Parties, where applicable, will resign from their offices with such APF Parties.

Conditions of the Acquisition and Redemption Transaction

The obligations of the parties to the Combination Agreement to complete the Acquisition and Redemption Transaction are subject to the fulfillment or waiver of a number of significant conditions which must be satisfied on or before the Closing Date or be waived to the extent they are capable of being waived by the party benefiting from such condition. There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all. The following is a summary of the material conditions:

(a) the APF Unitholders shall have approved the resolutions to approve the Acquisition and Redemption Transaction by an affirmative vote of at least two-thirds of the votes cast at the APF Special Meeting;

(b) the documents by which the Acquisition and Redemption Transaction are to be effected shall be in form and substance satisfactory to the parties, acting reasonably;

(c) all approvals and consents, regulatory or otherwise, summarized under "Regulatory and Third Party Approvals" shall have been obtained;

(d) the APF ExploreCo Conveyance shall have been completed on terms and conditions satisfactory to StarPoint and SEL, acting reasonably, and the APF ExploreCo Shares shall have been listed and posted for trading on the Toronto Stock Exchange (the "TSX") for at least two business days;

(e) APF and StarPoint shall have executed such instruments, as contemplated and required by the trust indenture dated as of July 3, 2003 governing the 9.4% convertible, unsecured, subordinated debentures issued on July 3, 2003 by APF;

(f) each of StarPoint and APF shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a "mutual fund trust" (as defined in the Tax Act);

(g) no act, action, suit or proceeding shall have been threatened or taken by any domestic or foreign court or tribunal or governmental entity or person in Canada or elsewhere, whether or not having the force of law, and no law shall have been proposed, enacted, promulgated or applied which has the effect to cease trade or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance or which would have a Material Adverse Effect with respect to StarPoint or APF;

(h) there shall not exist any prohibition at law against StarPoint and APF completing the Acquisition and Redemption Transaction;

(i) the representations, warranties and covenants of each of the parties to the Combination Agreement shall be true and correct or complied with, as applicable, in all material respects as of the Time of Closing;

(j) APF shall have received their written opinion from its financial advisors in respect of the fairness of the transaction;

(k) each of the directors and officers of APF and its subsidiaries shall have received a release from StarPoint and its subsidiaries in form satisfactory to APF and APF Co, acting reasonably, and StarPoint and SEL shall received the resignations and releases from the directors and officers of APF and its subsidiaries in form satisfactory to StarPoint and SEL, acting reasonably;

(l) the StarPoint Payment Units shall not be subject to any trading restrictions under applicable Canadian securities laws (other than control person restrictions and affiliate restrictions) and shall be approved for listing on the TSX (subject to notice of issuance); and

(m) there shall not have occurred or arisen after April 13, 2005, any (or any condition, event or development involving a prospective change) which involves a Material Adverse Effect with respect to either APF or StarPoint.

If the Acquisition and Redemption Transaction does not become effective on or before July 31, 2005, StarPoint or APF may terminate its obligations under the Combination Agreement.

Regulatory and Third Party Approvals

The Combination Agreement provides that receipt of all required regulatory and third party approvals is a condition precedent to the Acquisition and Redemption Transaction becoming effective.

Covenants

The Combination Agreement includes a number of covenants given by the APF Parties and the StarPoint Parties. The following is a summary of some of the material covenants:

(a) each of the APF Parties and the StarPoint Parties, prior to termination of the Combination Agreement, shall conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable laws or to complete the transactions contemplated by the Combination Agreement or any transactions entered into prior to the date of the Combination Agreement;

(b) each of APF and StarPoint have agreed to restrictions on certain interim operations including the issuance of securities, the sale of assets exceeding certain threshold amounts and the acquisition of assets exceeding certain threshold amounts;

(c) each of the APF Parties and StarPoint Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Combination Agreement;

(d) within the prescribed time period and in the prescribed form provided for in Section 132.2 of the Tax Act, StarPoint and APF shall jointly elect to have Section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction; and

(e) StarPoint shall permit APF, on terms and conditions satisfactory to StarPoint, acting reasonably, to arrange for and/or maintain specified directors' and officers' insurance coverage.

Cease Negotiations

Pursuant to the Combination Agreement and subject to the matters set forth under "Non-Solicitation", APF and APF Co have agreed to, and shall direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any person, other than the StarPoint Parties, with respect to any actual, future or potential Acquisition Proposal. In connection therewith, the parties to the Combination Agreement have agreed not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the APF Parties and any such third party is a party.

Non-Solicitation

The Combination Agreement also provides that APF and APF Co shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the APF Parties, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person; provided that nothing shall prevent the APF Board of Directors from

responding or acting in any manner (including considering, negotiating, approving and recommending to their unitholders (provided that prior to furnishing information or entering into negotiations with any person, APF and APF Co shall have complied with the matter set forth under "Notice of Request for Information", prior to providing any non-public information to any such person, APF and APF Co shall have complied with the matters set forth under "Provision of Information to Requesting Party" and prior to entering into any Proposed Agreement (as defined herein), APF and APF Co shall have complied with the matters set forth under "Right to Match")) to an unsolicited bona fide written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the APF Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the APF Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to APF or the APF Unitholders than the transactions contemplated by the Combination Agreement (any such Acquisition Proposal being referred to herein as a "Superior Proposal"). Any good faith determination as aforesaid shall only be made by duly passed resolutions of the APF Board of Directors after consultation with its financial advisors and receipt by such board of the advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the APF Parties is necessary for such board to satisfy its fiduciary duties under applicable laws.

Notice of Request for Information

Prior to furnishing any information to, or entering into any negotiations with, any person in respect of an Acquisition Proposal, APF and APF Co shall notify StarPoint of any Acquisition Proposal received by it or any request received by it following April 13, 2005 for non-public information relating to the APF Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the APF Parties by any person that informs the APF Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the APF Parties as StarPoint may reasonably request, having regard to the fiduciary obligations of the APF Board of Directors and the identity of the person making such proposal, inquiry or contact.

Provision of Information to Requesting Party

Subject to the matters set forth under "Non-Solicitation", if any of the APF Parties receives a request for material non-public information from a person who proposes to the APF Parties a bona fide Acquisition Proposal and the APF Board of Directors determines that such proposal is a Superior Proposal pursuant to the matters set forth under "Non-Solicitation", the APF Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the confidentiality agreement entered into between APF and StarPoint, provide such person with access to information regarding the APF Party. To the extent not previously done, the APF Party receiving the request from a third party shall provide to the StarPoint Parties a copy of all information provided to the third party forthwith after the information is provided to the third party.

Right to Match

APF and APF Co have agreed not to enter into any agreement (other than any confidentiality agreement contemplated under "Provision of Information to Requesting Party") to propose, pursue, support or recommend any Acquisition Proposal (a "Proposed Agreement") or change their recommendation of the transactions contemplated by the Combination Agreement except in

compliance with the Combination Agreement and only after providing StarPoint with an opportunity to amend the Combination Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the APF Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with APF's financial advisors and APF and APF Co have agreed to negotiate in good faith with StarPoint in respect of any such amendment. In particular, in such circumstance APF Co has agreed to provide SEL with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that StarPoint and SEL agree to amend the Combination Agreement as provided above within the 48 hour period, neither APF nor APF Co shall enter into the Proposed Agreement.

Acquisition Proposal and Take-Over Proposal

The Combination Agreement defines "Acquisition Proposal" to mean any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the other party (other than in the case of StarPoint, pursuant to the exercise of securities outstanding on the date of execution of the Combination Agreement, securities issuable pursuant to compensation arrangements of StarPoint and securities issued pursuant to the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint), recapitalization, liquidation, dissolution, winding-up or similar transaction, other than the Acquisition and Redemption Transaction and the other transactions contemplated by the Combination Agreement.

The Combination Agreement defines "Take-Over Proposal" to mean a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding APF Units or Starpoint Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving APF or StarPoint or any of their respective subsidiaries, as the case may be (and whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of APF or its subsidiaries (taken as a whole) or StarPoint or its subsidiaries (taken as a whole) as the case may be.

Termination Fee and Expenses

The Combination Agreement provides that if at any time after the execution of the Combination Agreement and prior to the termination thereof:

(a) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "Non-Completing Party") has withdrawn, changed or modified in any manner adverse to the other party, or failed to reaffirm upon request (other than as a result of an indirect response to a material breach by the other party of their obligations under the Combination Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by the Combination Agreement or a material misrepresentation by the other party or a Material Adverse Change to the other party) any of (i) with respect to the APF Board of Directors, its determination or its recommendations to APF Unitholders, to vote in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance, or (ii) with respect to the

APF Parties and the StarPoint Parties, its authorization to complete the Acquisition and Redemption Transaction as contemplated by its representations and warranties in the Combination Agreement, or resolved to take any of the foregoing actions prior to the completion of the Acquisition and Redemption Transaction; or

(b) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "Non-Completing Party") has recommended that, in the case of the APF Board of Directors, the APF Unitholders deposit their APF Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the StarPoint Board of Directors, the StarPoint Unitholders deposit their StarPoint Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

(c) prior to the date of the APF Special Meeting, a bona fide Take-Over Proposal is publicly announced, proposed, offered or made to any of the APF Parties (in such case the APF Parties being the "Non-Completing Party") or the APF Unitholders, the Acquisition and Redemption Transaction is not completed and the transactions contemplated by any Take-Over Proposal is completed within the time specified; or

(d) any of the APF Parties enters into a Proposed Agreement or any of the StarPoint Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated under "Provision of Information to Requesting Party") (in such case the APF Parties or the StarPoint Parties, respectively, being the "Non-Completing Party"); or

(e) any of the APF Parties or the StarPoint Parties (in such case the APF Parties or the StarPoint Parties, respectively, being the "Non-Completing Party") breaches any of its representations or warranties or covenants contained in the Combination Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated by the Combination Agreement, and which the Non-Completing Party fails to cure within five business days after receipt of written notice thereof from the other party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Time of Closing),

then if the APF Parties are the Non-Completing Party, APF shall pay StarPoint, or if the StarPoint Parties are the Non-Completing Party, StarPoint shall pay to APF, within three business days, an aggregate of $20.0 million (the "Termination Fee") as liquidated damages in immediately available funds.

Termination

The Combination Agreement may be terminated prior to the completion of the Acquisition and Redemption Transaction:

(a) by mutual written consent of the parties to the Combination Agreement;

(b) by APF and APF Co or StarPoint and SEL if the Closing Date shall not have occurred on or before July 31, 2005;

(c) by APF and APF Co or StarPoint and SEL if certain conditions to the Acquisition and Redemption Transaction (including those described above under "Conditions of the Acquisition and Redemption Transaction") have not been satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate the Combination Agreement to perform the obligations required to be performed by it under the Combination Agreement;

(d) by APF an APF Co or StarPoint and SEL if any of the conditions (other than those described under (c) above) which are for the benefit of such parties and which are contained in the Combination Agreement have not been satisfied or waived on or before the date required for the performance thereof; or

(e) by either APF and APF Co if the Termination Fee described above becomes payable by StarPoint, and by either StarPoint or SEL if the Termination Fee described above becomes payable by APF.

Defined Terms

"Acquisition and Redemption Transaction" means the transaction which will provide for, *inter alia*, the transfer of all the APF Assets to StarPoint in consideration of the StarPoint Payment Units and the assumption of the liabilities and obligations of APF, whether or not reflected on the books of APF by StarPoint and the distribution of all StarPoint Payment Units to the APF Unitholders as of the time of closing upon, and as consideration for, the acquisition and cancellation of all of the APF Units other than the APF Remaining Unit;

"APF Assets" means all the property, assets and undertaking of APF of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by APF's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of APF;

"APF Board of Directors" means the board of directors of APF Co as it maybe comprised from time to time;

"APF Co" means APF Energy Inc.;

"APF ExploreCo" means 1163924 Alberta Inc.;

"APF ExploreCo Assets" means the assets held by APF Co and APF LP to be conveyed to APF ExploreCo pursuant to the APF ExploreCo Conveyance;

"APF ExploreCo Conveyance" means all of the transactions between and among APF, APF Co, APF LP and APF ExploreCo and their respective direct or indirect subsidiaries pursuant to which the APF ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to APF ExploreCo;

"APF ExploreCo Shares" means the common shares of APF ExploreCo;

"APF LP" means APF Energy Limited Partnership;

"APF Parties" means APF, APF Co, APF Acquisition Trust, APF LP and 990009 Alberta Inc., and "APF Party" means any of them unless the context otherwise requires;

"APF Remaining Unit" means one APF Unit issued to StarPoint immediately prior to the time of closing of the Acquisition and Redemption Transaction;

"APF Special Meeting" means the special meeting of APF Unitholders to be held not later than July 15, 2005, and any adjournment thereof, at which the APF Unitholders will consider and, if thought fit, approve the Acquisition and Redemption Transaction;

"APF Trust Indenture" means APF's trust indenture dated as of October 10, 1996 as last amended and restated May 18, 2004 between APF Co and Computershare;

"APF Unit" means a trust unit issued by APF;

"APF Unitholders" means, at the relevant time, the holders of APF Units other than StarPoint;

"Closing Date" means June 20, 2005, provided that, in the event any of the conditions of closing contained in the Combination Agreement in favour of APF or StarPoint have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by APF and StarPoint, provided (i) the Acquisition and Redemption Transaction shall become effective on the date which follows a record date for the payment of a regular monthly cash distribution by APF to the APF Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by StarPoint to the StarPoint Unitholders and (ii) the date is no later than July 31, 2005;

"Exchange Ratio" means the ratio of 0.63 StarPoint Units for each APF Unit;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the other party as of April 13, 2005, or (v) any changes arising from matters consented to or approved in writing by the other party;

"SEL" means StarPoint Energy Ltd.;

"StarPoint Board of Directors" means the board of directors of SEL as it may be comprised from time to time;

"StarPoint Parties" means StarPoint, SEL, StarPoint Commercial Trust, StarPoint Exchangeco Ltd., 1149708 Alberta Ltd., Trend Energy Ltd. and StarPoint Energy Partnership, and "StarPoint Party" means any of them unless the context otherwise requires;

"StarPoint Unit" means a trust unit issued by StarPoint;

"StarPoint Unitholders" means, at the relevant time, the holders of StarPoint Units;

"Tax Act" means the *Income Tax Act* (Canada) and the *Income Tax Regulations*, all as amended from time to time; and

"Time of Closing" means 10:00 a.m. (Calgary time) on the Closing Date or such other time as the parties may agree.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

For further information, please contact Steven G. Cloutier, President and Chief Operating Officer, by telephone at (403) 294-1000.

9. Date of Report:

April 22, 2005.

Exemption Order
82-5166

COMBINATION AGREEMENT


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

Among

STARPOINT ENERGY TRUST

- and –

STARPOINT ENERGY LTD.

- and –

APF ENERGY TRUST

- and –

APF ENERGY INC.

April 13, 2005

TABLE OF CONTENTS

COMBINATION AGREEMENT

THIS AGREEMENT made the 13th day of April, 2005

BETWEEN:

STARPOINT ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**StarPoint**")

- and -

STARPOINT ENERGY LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**SEL**")

- and -

APF ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**APF**")

- and -

APF ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**APF Co**")

WHEREAS the boards of directors of each of SEL, on behalf of StarPoint, and APF Co, on behalf of APF, have unanimously determined that it is in the best interests of StarPoint and APF and their respective unitholders generally for StarPoint and APF to enter into the Acquisition and Redemption Transaction;

AND WHEREAS the Parties propose that StarPoint will acquire the APF Assets in exchange for StarPoint Units pursuant to the provisions hereof;

AND WHEREAS upon the receipt of the StarPoint Units by APF, APF Unitholders will receive 0.63 StarPoint Units for each APF Unit held;

AND WHEREAS this Agreement will be considered at the APF Special Meeting;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.

In this Agreement, and the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"**Acquisition and Redemption Transaction**" means the transaction which would provide for, *inter alia*, the transfer of all the APF Assets to StarPoint in consideration of the Payment Units and the assumption of the Assumed Liabilities by StarPoint and the distribution of all Payment Units to the APF Unitholders as of the Time of Closing upon, and as consideration for, the acquisition and cancellation of all of the APF Units (other than the StarPoint APF Unit), all as contemplated in Section 132.2 of the Tax Act and as described in Article II hereof;

"**Acquisition Proposal**" means any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the Other Party (other than, in the case of StarPoint, pursuant to the exercise of StarPoint Rights, pursuant to the terms of the StarPoint DRIP, and the grant of awards pursuant to the StarPoint Incentive Plans), re-capitalization, liquidation, dissolution, winding-up or similar transaction, other than the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement;

"**Affiliate Restrictions**" means the restrictions imposed under applicable U.S. Securities Laws upon offers and sales of securities by "affiliates" (as defined in Rule 144 under the U.S. Securities Act);

"**Agreement**", "**this Agreement**", "**hereby**", "**herein**" and similar expressions refer to this Combination Agreement taken as a whole including the Schedules to this Agreement and not to any particular Section, subsection or paragraph and include any agreement or instrument in writing which amends or is supplementary to this Agreement and any restatement of this Agreement;

"**Alberta Act**" means the *Securities Act* (Alberta), as amended;

"**APF Acquisition Trust**" means APF Acquisition Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned Subsidiary of APF;

"**APF Acquisition Trust Indenture**" means APF Acquisition Trust's trust indenture dated May 30, 2002, between APF Co and Geoffrey Paskuski;

"**APF Administrative Services Agreement**" means the administrative services agreement dated January 3, 2003 between APF Co and the APF Trustee;

"**APF Assets**" means all the property, assets and undertaking of APF of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by APF's direct Subsidiaries (as set out in Schedule "A" hereto) and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of APF (other than $10.00);

"**APF Balance Sheet**" has the meaning ascribed thereto in subparagraph (o)(i) of Schedule "C" hereto;

"**APF Board of Directors**" means the board of directors of APF Co as it may be comprised from time to time;

"**APF Circular**" has the meaning ascribed thereto in Section 2.10;

"**APF Debentures**" means the 9.4% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to a Trust Indenture dated as of July 3, 2003 among APF, APF Co and Computershare Trust Company of Canada;

"**APF Debenture Indenture**" means the Trust Indenture dated as of July 3, 2003 among APF, APF Co and the APF Debenture Trustee, governing the APF Debentures;

"**APF Debenture Trustee**" means Computershare Trust Company of Canada;

"**APF Disclosure Letter**" means the disclosure letter of even date herewith from APF delivered to StarPoint;

"**APF DRIP**" means the premium distribution, distribution reinvestment and optional unit purchase plan of APF;

"**APF Employees**" means the employees of, and consultants to, APF or its Subsidiaries (and for greater certainty includes the Designated Officers of APF);

"**APF Employment Agreements**" means the employment agreements between APF Co and each of Steven Cloutier, Martin Hislop, Alan MacDonald, Daniel Allan and Wayne Geddes;

"**APF ExploreCo**" means 1163924 Alberta Ltd.

"**APF ExploreCo Assets**" means the assets held by APF Co and APF LP to be conveyed to APF ExploreCo pursuant to the APF ExploreCo Conveyance, as set out in Schedule "E" hereto;

"**APF ExploreCo Shares**" means the common shares of APF ExploreCo;

"**APF ExploreCo Conveyance**" means all of the transactions between and among APF, APF Co, APF LP and APF ExploreCo and their respective direct or indirect Subsidiaries pursuant to which the APF ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to APF ExploreCo, on terms and conditions substantially set out in Schedule "E" hereto;

"**APF Fairness Opinion**" has the meaning ascribed thereto in Section 2.15(b);

"**APF Financial Statements**" has the meaning ascribed thereto in paragraph (o) of Schedule "C" hereto;

"**APF Incentive Plans**" means, collectively, the APF Trust Unit Incentive Plan and the APF Trust Unit Incentive Rights Plan;

"**APF LP**" means APF Energy Limited Partnership;

"**APF LP Agreement**" means APF LP's limited partnership agreement dated May 30, 2002 between APF Acquisition Trust and 990009 Alberta Inc. as general partner;

"**APF Material Agreements**" means, collectively, the APF Trust Indenture, the APF Acquisition Trust Indenture, the APF LP Agreement, the APF Royalty Agreements, the APF Administrative Services Agreement and the APF Debenture Indenture;

"**APF Parties**" means APF, APF Co, APF Acquisition Trust, APF LP and 990009 Alberta Inc., and "APF Party" means any of them unless the context otherwise requires;

"**APF Plans**" has the meaning ascribed thereto in paragraph (w) of Schedule "C" hereto;

"**APF Rights**" means the options and rights to acquire APF Units granted under the APF Incentive Plans;

"**APF Royalty Agreements**" means the Amended and Restated Royalty Agreement dated as of May 18, 2004 between the APF Trustee, in its capacity as trustee of APF, and 990009 Alberta Inc., and the Amended and Restated Royalty Agreement dated as of May 18, 2004 between the APF Trustee, in its capacity as trustee of APF, and APF Co, as both may be amended, supplemented or restated from time to time;

"**APF Royalty**" means the entitlement of APF to 99% of the production revenues from the oil and gas properties of APF Co and APF LP, less deductions on account of production costs, debt service charges, management fees and general and administrative costs, pursuant to the terms and conditions of the APF Royalty Agreements;

"**APF Special Meeting**" has the meaning ascribed thereto in Section 2.10;

"**APF Trustee**" means Computershare Trust Company of Canada, in its capacity as the trustee under the APF Trust Indenture;

"**APF Trust Indenture**" means APF's trust indenture dated as of October 10, 1996 as last amended and restated May 18, 2004 between APF Co and the APF Trustee;

"**APF Unit**" means a trust unit issued by APF;

"**APF Unitholder Approval**" means approval of the Acquisition and Redemption Transaction and related matters at a meeting, convened and held in accordance with the APF Trust Indenture, by the affirmative vote of the holders of not less than 66 ⅔% of the APF Units represented and voted thereon at such meeting;

"**APF Unitholders**" means, at the relevant time, the holders of APF Units other than StarPoint;

"**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the Alberta Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Closing Date;

"**Assumed Liabilities**" means the liabilities and obligations of APF, whether or not reflected on the books of APF;

"**Assumption Agreement**" means the form of assumption agreement annexed to this Agreement as Schedule "B";

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

"**Closing Date**" means June 17, 2005, provided that, in the event any of the conditions of closing contained in this agreement in favour of APF or StarPoint have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by APF and StarPoint, provided (i) the Acquisition and Redemption Transaction shall become effective on a date which follows a record date for the payment of a regular monthly cash distribution by APF to the APF Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by StarPoint to the StarPoint Unitholders and (ii) the date is no later than the Outside Date;

"**Commissioner**" means the Commissioner of Competition appointed pursuant to the provisions of the Competition Act;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Confidentiality Agreement**" means the confidentiality agreement dated March 10, 2005, as amended on April 5, 2005, between APF and StarPoint;

"**Control Person Restrictions**" means the restrictions imposed under Applicable Canadian Securities Laws upon trades by Control Persons;

"**Control Persons**" means holders of StarPoint Units or APF Units who would fall within the class of holders described in the definition of "control person" contained in subsection 1(1) of the Alberta Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) after giving effect to the consummation of the transactions contemplated hereby;

"**Designated Officers**" means, in respect of APF, Martin Hislop, Steven Cloutier, Alan MacDonald, Daniel Allan and Wayne Geddes, and in respect of StarPoint, Paul Colborne, Brett Herman, Graham Kidd and Murray Mason;

"**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws, statutes, regulations, ordinances, rules, guidelines, orders, directives and other requirements of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"**Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended;

"**Exchange Ratio**" means the ratio of 0.63 StarPoint Units for each APF Unit;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"**including**" means "**including without limitation**" and "**includes**" means "**includes without limitation**";

"**Indemnified Persons**" has the meaning ascribed thereto in Section 2.2;

"**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX), and the term "**applicable**" with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such

Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of April 13, 2005, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

"**Material Subsidiaries**" means, with respect to APF, APF Co, APF Acquisition Trust, APF LP, Tika Energy Inc. and 990009 Alberta Inc. and, with respect to StarPoint, SEL, StarPoint Commercial Trust, StarPoint Exchangeco Ltd., Trend Energy Ltd. and StarPoint Energy Partnership;

"**Non-Completing Party**" has the meaning ascribed thereto in Section 8.2(a);

"**Other Party**" means with respect to the applicable APF Party(ies), the applicable StarPoint Party(ies) and, with respect to the applicable StarPoint Party(ies), the applicable APF Parties;

"**Outside Date**" means July 31, 2005;

"**Parties**" means, collectively, the Parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means the APF Parties or the StarPoint Parties, as the case may be;

"**Payment Units**" has the meaning ascribed thereto in Section 2.3;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Proposed Agreement**" has the meaning ascribed thereto in Section 6.5;

"**Public Record**" means all information filed by or on behalf of APF or StarPoint, as the case may be, with a securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"**Reporting Provinces**" means all the provinces of Canada;

"**Required Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without objection being made) of Governmental Entities, regulatory agencies and self-regulatory organizations (including the TSX) as are necessary for the consummation of the Acquisition and Redemption Transaction including:

(a) any rulings required under the Alberta Act and under Applicable Canadian Securities Laws of the remaining Reporting Provinces to permit the issuance of the Payment Units on a prospectus and registration exempt basis to residents of the Reporting Provinces and to permit such Payment Units to be issued as freely tradable securities subject to applicable Control Person Restrictions;

(b) the Commissioner or any person authorized to exercise the powers and perform the duties of the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act to the effect that he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the Acquisition and Redemption Transaction, or the appropriate time period specified in Section 123 of the Competition Act shall have expired and neither the Commissioner, nor the Competition Tribunal as authorized under the Competition Act shall have taken, or have indicated their intention to take, any action under the Competition Act, whether before or after the completion of the Acquisition and Redemption Transaction, which could have a Material Adverse Effect on the Acquisition and Redemption Transaction;

(c) the StarPoint Units issuable pursuant to the Acquisition and Redemption Transaction shall have been conditionally approved for listing on the TSX, subject to the filing of required documentation; and

(d) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement to be effected in compliance with applicable Laws;

"**Required Third Party Approvals**" means all third party approvals necessary for the consummation of the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement, other than those approvals which if not obtained would not have, or reasonably be expected to have, a Material Adverse Effect with respect to either APF or StarPoint, as the case may be, which "Required Third Party Approvals" may include those approvals, if any, set forth in the APF Disclosure Letter and the StarPoint Disclosure Letter and which will include the lenders to each of APF and StarPoint consenting to the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance, or continuing to make financing available to APF and StarPoint subsequent to the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance on conditions acceptable to APF and StarPoint, acting reasonably;

"**SCT**" means the StarPoint Commercial Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned Subsidiary of StarPoint.

"**SCT Trust Indenture**" means the Trust Indenture dated as of January 27, 2005 between 1149708 Alberta Ltd., in its capacity as trustee of SCT and SEL, as may be amended, supplemented or restated from time to time;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Reporting Provinces;

"**Securities Laws**" means the Alberta Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and or promulgated thereunder;

"**Special Distribution**" means the distribution to APF Unitholders of warrants or rights, and promissory notes in accordance with the APF ExploreCo Conveyance;

"**StarPoint Administration Agreement**" means the Administration Agreement dated as of December 6, 2004 between SEL and the StarPoint Trustee, as may be amended, supplemented or restated from time to time;

"**StarPoint APF Unit**" means one APF Unit to be issued to StarPoint as contemplated in Section 2.2;

"**StarPoint Balance Sheet**" has the meaning ascribed thereto in subparagraph (q)(i) of Schedule "D" hereto;

"**StarPoint Board of Directors**" means the board of directors of SEL as it may be comprised from time to time;

"**StarPoint Credit Facilities Agreement**" means the letter agreement dated January 6, 2005 between SEL and the Bank of Montreal;

"**StarPoint Disclosure Letter**" means the disclosure letter dated the date hereof from StarPoint delivered to APF;

"**StarPoint DRIP**" means the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint;

"**StarPoint Exchangeable Shares**" means series A exchangeable shares in the capital of SEL;

"**StarPoint Exchangeco**" means StarPoint Exchangeco Ltd.;

"**StarPoint Financial Statements**" has the meaning ascribed thereto in paragraph (p) of Schedule "D" hereto;

"**StarPoint Incentive Plan**" means the restricted unit plan of StarPoint;

"**StarPoint Material Agreements**" means, collectively, the StarPoint Administration Agreement, the StarPoint Voting and Exchange Agreement, the StarPoint Trust Indenture, the StarPoint Note Indenture; the StarPoint Credit Facilities Agreement, the StarPoint Subordination Agreement, the StarPoint NPI Agreement, and the SCT Trust Indenture;

"**StarPoint Note Indenture**" means the note indenture dated January 4, 2005 between SEL and Olympia Trust Company governing the StarPoint Notes;

"**StarPoint Notes**" means the unsecured subordinated notes of SEL issued to StarPoint pursuant to the StarPoint Note Indenture;

"**StarPoint NPI Agreement**" means the Net Profits Agreement dated as of January 7, 2005 between StarPoint and the StarPoint Partnership, as may be amended, supplemented or restated from time to time;

"**StarPoint Parties**" means StarPoint, SEL, SCT, StarPoint Exchangeco, 1149708 Alberta Ltd., Trend Energy Ltd. and StarPoint Energy Partnership, and "StarPoint Party" means any of them unless the context otherwise requires;

"**StarPoint Permitted Acquisition**" means the purchase by one or more of the StarPoint Parties of assets, the material terms and conditions of which have been disclosed to APF in the StarPoint Disclosure Letter;

"**StarPoint Permitted Acquisition Units**" means the StarPoint Units, or other securities exercisable or convertible into StarPoint Units, that may be issued for gross proceeds of up to the aggregate consideration payable by StarPoint or SEL pursuant to the StarPoint Permitted Acquisition;

"**StarPoint Rights**" means the rights to acquire StarPoint Units granted under the StarPoint Incentive Plan;

"**StarPoint Subordination Agreement**" means the Amended and Restated Subordination Agreement dated as of February 3, 2005 among StarPoint, the StarPoint Trustee, SEL, StarPoint Energy Partnership, SCT and Bank of Montreal;

"**StarPoint Trust Indenture**" means the Trust Indenture dated as of December 6, 2004 between the StarPoint Trustee and SEL, as may be amended, supplemented or restated from time to time;

"**StarPoint Trustee**" means Olympia Trust Company, in its capacity as the trustee under the StarPoint Trust Indenture;

"**StarPoint Unit**" means a trust unit issued by StarPoint;

"**StarPoint Unitholders**" means, at the relevant time, the holders of StarPoint Units.

"**StarPoint Voting and Exchange Agreement**" means the voting and exchange trust agreement dated as of January 7, 2005 among StarPoint, SEL, StarPoint Exchangeco and the StarPoint Trustee;

"**Subject Trust**" or "**Trust**" means, as the context requires, StarPoint or APF;

"**Subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the Alberta Act (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Superior Proposal**" has the meaning ascribed thereto in Section 6.4(a);

"**Take-Over Proposal**" means a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding APF Units or StarPoint Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving APF or StarPoint or any of their respective Subsidiaries, as the case may be (and whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of APF or its Subsidiaries (taken as a whole) or StarPoint or its Subsidiaries (taken as a whole) as the case may be;

"**Tax**" and "**Taxes**" means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income as specifically defined, distributable income, profits or selected items of income, distributable income or profits), and all capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada pension plan premiums, excise taxes, social security premiums, workers'

compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, registered investment taxes, foreign property taxes, alternative or add-on minimum taxes, goods and services tax, ad valorem taxes, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

"**Tax Act**" means the *Income Tax Act* (Canada) and the Income Tax Regulations all as amended from time to time;

"**Tax Return**" means all returns, declarations, reports, information returns, tax slips and statements required to be filed with any taxing authority relating to Taxes;

"**Termination Fee**" has the meaning ascribed thereto in Section 8.2(a);

"**Third Party Beneficiaries**" has the meaning ascribed thereto in Section 10.10;

"**Time of Closing**" means 10:00 a.m. (Calgary time) on the Closing Date or such other time as the parties hereto may agree;

"**Transfer Agent**" means Olympia Trust Company, which shall act as depository in respect of the Acquisition and Redemption Transaction;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Code**" means the United States Internal Revenue Code of 1986, as amended; and

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended; and

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 Interpretation Not Affected by Headings.

The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Currency.

Except if otherwise specifically stated, all sums of money referred to in this agreement are expressed in lawful money of Canada.

1.4 Numbers and Gender.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement.

This Agreement (including the Schedules to this Agreement) and the Confidentiality Agreement constitute the entire agreements between the parties hereto pertaining to the terms of the Agreement and supersede all other prior agreements, understandings, negotiations and discussions, whether verbal or written, between the Parties with respect to the terms of the Agreement.

1.7 Canadian GAAP.

All references to "GAAP" means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, or, where such Handbook is silent, as set out in other recognized accounting literature in Canada.

1.8 Knowledge.

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, after due enquiry, as of the date of this Agreement, of the Designated Officers of such Party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.9 Interpretation Not Affected by Party Drafting.

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Trust Power and Capacity.

In this Agreement references to the power and capacity of APF and StarPoint, as the case may be, are deemed to be references to that of the trustee of APF and the trustee of StarPoint, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the laws of the Province of Alberta and pursuant to the powers of the trustees specified in the APF Trust Indenture and StarPoint Trust Indenture, respectively.

1.11 Schedules.

The following schedules are incorporated in and form an integral part of this agreement:

Schedule A	-	APF Assets
Schedule B	-	Assumption Agreement
Schedule C	-	Representations of the APF Parties
Schedule D	-	Representations of the StarPoint Parties
Schedule E	-	APF ExploreCo Conveyance

ARTICLE 2
THE ACQUISITION AND REDEMPTION TRANSACTION

2.1 General.

As soon as practicable following the date hereof, APF and StarPoint shall proceed towards a combination of their businesses on the terms and subject to the conditions contained herein. At the Time of Closing, each APF Unitholder will, subject to the terms and conditions hereof, as a result of the Acquisition and Redemption Transaction, receive 0.63 StarPoint Units for each APF Unit held immediately prior to the Time of Closing.

2.2 Purchase of APF Assets.

Upon and subject to the terms and conditions set forth in this Agreement, at the Time of Closing the following shall occur and shall be deemed to occur in the following sequence during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

(a) the APF Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;

(b) APF shall sell, transfer, convey, assign and deliver to StarPoint, and StarPoint shall purchase and accept from APF, all the APF Assets, as the same shall exist at the Time of Closing;

(c) StarPoint shall assume and become liable to pay, satisfy, discharge, observe, perform and fulfill the Assumed Liabilities in accordance with their terms;

(d) StarPoint shall issue the Payment Units to APF;

(e) StarPoint shall subscribe for the StarPoint APF Unit for $10.00 and APF shall issue the StarPoint APF Unit to StarPoint for $10.00; and

(f) the APF Units (other than the StarPoint APF Unit) will be redeemed in exchange for the Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

In accordance with, and in connection with, the assumption of liabilities described in subparagraph (c) above, StarPoint shall:

(y) indemnify and save APF's and its Subsidiaries' trustees, directors, officers, employees and agents (together, the "Indemnified Persons") harmless from all and any costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of StarPoint to discharge and perform all or any of the obligations, covenants, agreements and obligations forming part of the Assumed Liabilities; and

(z) if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities or in respect of any covenant, condition, agreement or obligation assumed as contemplated herein, assume the conduct of such case and provide to the Indemnified Persons such further indemnification from all costs, damages or expenses as they may reasonably require.

2.3 Consideration.

In consideration of the sale and transfer of the APF Assets as provided in Section 2.2 hereof, at the Time of Closing, StarPoint shall execute and deliver the Assumption Agreement, providing for the assumption by StarPoint of the Assumed Liabilities, and shall issue to APF an aggregate number of StarPoint Units equal in number to the product of the number of APF Units (other than the StarPoint APF Unit) outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio (such StarPoint Units being referred to herein as the "Payment Units"). It is agreed that the amount of Assumed Liabilities allocated as consideration to any APF Asset shall not exceed the cost amount, for purposes of the Tax Act, of that APF Asset or such other amounts that APF and StarPoint consider reasonable in the circumstances.

2.4 Deposit of Payment Units and Fractional Trust Units.

A form of letter of transmittal containing instructions with respect to the surrender of certificates representing the APF Units will be forwarded with the APF Circular to the APF Unitholders for use in exchanging their certificates. Upon surrender of properly completed letters of transmittal together with certificates representing the APF Units to the Transfer Agent, certificates for the appropriate number of StarPoint Units will be issued. No fractional StarPoint Units shall be issued to former APF Unitholders pursuant to the Acquisition and Redemption Transaction and no distribution, dividend or other change in the structure of StarPoint shall relate to any such fractional security and such fractional interest shall not entitle the owner thereof to exercise any rights as a securityholder of StarPoint. In the event that the Acquisition and Redemption Transaction would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Unit, an adjustment will be made to the next highest whole number of StarPoint Units and a certificate representing the resulting whole number of StarPoint Units will be issued. In calculating such fractional interests, all APF Units held by a registered holder of APF Units immediately prior to the Time of Closing shall be aggregated. At or prior to the Time of Closing, StarPoint shall deposit with the Transfer Agent, for the benefit of the holders of APF Units who will receive the Payment Units, certificates representing the StarPoint Units issued pursuant to Section 2.3. Upon surrender to the Transfer Agent for cancellation of a certificate which immediately prior to the Time of Closing represented one or more APF Units that were exchanged for one or more StarPoint Units under the Acquisition and Redemption Transaction, together with a Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the APF Units formerly represented by such certificate, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificates shall be entitled to receive in exchange therefor, and the Transfer Agent shall deliver to such holder, a certificate representing that number (rounded to the next highest whole number) of StarPoint Units which such holder has a right to receive and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of APF Units that is not registered in the transfer records of APF, a certificate representing the proper number of StarPoint Units may be issued to the transferee if the certificate representing such APF Units is presented to the Transfer Agent, accompanied by a Letter of Transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 2.4, each certificate which immediately prior to the Time of Closing represented APF Units shall be deemed at all times after the Time of Closing to represent only the right to receive upon such surrender the certificate representing StarPoint Units as contemplated by this Section, and in the case of the StarPoint Units to receive immediately after the Time of Closing, without any further action to be taken by any APF Unitholder, any distributions or dividends with a record date after the Time of Closing theretofore paid or payable with respect to StarPoint Units as contemplated by Section 2.5.

2.5 Distributions With Respect to Unsurrendered Certificates.

All distributions or other payments declared or made after the Time of Closing with respect to StarPoint Units with a record date after the Time of Closing shall be paid to the holder of any unsurrendered certificate which immediately prior to the Time of Closing represented outstanding APF Units and which are either a StarPoint Unitholder of record or immediately prior to the Time of Closing was an APF Unitholder of record.

2.6 Lost Certificates.

In the event any certificate which immediately prior to the Time of Closing represented one or more outstanding APF Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more StarPoint Units (and any distributions or other payments with respect thereto) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing StarPoint Units are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to StarPoint and its transfer agents in such sum as StarPoint may direct or otherwise indemnify StarPoint in a manner satisfactory to StarPoint against any claim that may be made against StarPoint with respect to the certificate alleged to have been lost, stolen or destroyed.

2.7 Extinction of Rights.

Any certificate which immediately prior to the Time of Closing represented outstanding APF Units (or securities of any predecessor of APF) that were not deposited, with all other instruments required by Section 2.4, on or prior to the sixth anniversary of the Closing Date, shall cease to represent a claim or interest of any kind or nature as a holder of StarPoint Units (including, without limitation any dividends, distributions, payments or interest in respect thereof). On such date, the StarPoint Units to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to StarPoint, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder.

2.8 Withholding Rights.

StarPoint and the Transfer Agent shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any former holder of APF Units, such amounts as StarPoint or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the trust units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the value of the StarPoint Units otherwise issuable to the holder, StarPoint and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the StarPoint Units otherwise issuable as is necessary to provide sufficient funds to StarPoint or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and StarPoint or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

2.9 Rollover Election.

Within the prescribed time period and in the prescribed form provided for in section 132.2 of the Tax Act, StarPoint and APF shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction. The elected amounts for the APF Assets will be mutually agreed upon but shall be such amounts as shall result in no additional income to APF and shall, to the extent possible without resulting in additional income to APF or additional amounts being allocated to APF Unitholders by APF pursuant to subsections 104(6), 104(19) and 104(21) of the Tax Act, transfer the maximum tax attributes to StarPoint. StarPoint and APF shall file all other elections (or make such other filings) that are necessary or desirable to minimize Taxes becoming payable by APF or StarPoint or Subsidiaries of either of them or unitholders as a result of the transactions comprising the Acquisition and Redemption Transaction and its related transactions.

2.10 Acquisition and Redemption Documentation and APF Special Meeting.

APF shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the APF Trust Indenture, a special meeting of APF Unitholders (such meeting defined herein as the "APF Special Meeting") to consider and, if thought fit, to approve the Acquisition and Redemption Transaction. The meeting shall be held on a date mutually agreed upon by the Parties, but in any event not later than July 15, 2005. APF shall prepare, for delivery to APF Unitholders in connection with the APF Special Meeting, a management information circular (the "APF Circular") in compliance, in all material respects, with Applicable Canadian Securities Laws and in compliance with the APF Trust Indenture. StarPoint and its advisors shall be given an opportunity to review and comment upon drafts of the APF Circular prior to its being mailed to APF Unitholders and filed with the Securities Authorities. APF shall file the APF Circular on a timely basis with such Securities Authorities. Such APF Circular, when filed with the Securities Authorities and mailed to APF Unitholders, shall in all material respects comply with the requirements of applicable Laws. The StarPoint Parties shall use their best commercial efforts to obtain and furnish to the APF Parties such information regarding the StarPoint Parties reasonably required to be included in the APF Circular in a timely manner. On both the date the APF Circular is first mailed to the APF Unitholders and the date of the APF Special Meeting, the information provided by the StarPoint Parties for use in the preparation of the APF Circular shall, except as publicly disclosed after the date such information is provided, be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws.

2.11 Circular Contents.

APF shall include the APF Fairness Opinion in any APF Circular. It is acknowledged and agreed that the APF Circular shall be required to include certain pro forma financial information as contemplated by and in accordance with applicable Laws. The Parties further acknowledge and agree that pro forma financial information that meets the disclosure requirements under applicable Laws will be prepared by management of APF and StarPoint and that PricewaterhouseCoopers LLP will provide a compilation report in accordance with the applicable guidelines of the Canadian Institute of Chartered Accountants thereon, at the expense of StarPoint. Each of the Parties consents to the inclusion of such pro forma financial information in the APF Circular as contemplated hereby in connection with the transactions provided for herein.

2.12 Compilation of Proxies.

APF and APF Co will instruct the APF Trustee to advise StarPoint from time to time, if requested by StarPoint and in such manner as StarPoint may reasonably request, as to the number APF Units voted for or against the Acquisition and Redemption Transaction.

2.13 Sequence of Acquisition and Redemption and Related Transactions.

The Parties acknowledge and agree that the Acquisition and Redemption Transaction shall be structured so that the following shall occur in the following sequence following receipt of APF Unitholder Approval and during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

(a) the APF Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;

(b) acquisition of the APF Assets, assumption of the Assumed Liabilities and issuance of the Payment Units;

(c) StarPoint shall subscribe for the StarPoint APF Unit for $10.00 and APF shall issue the StarPoint APF Unit to StarPoint for $10.00; and

(d) the APF Units (other than the StarPoint APF Unit) will be redeemed in exchange for the Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

2.14 APF Employees.

StarPoint and SEL agree that they shall consider in good faith all APF Employees for employment with StarPoint or one of its Subsidiaries following completion of the Acquisition and Redemption Transaction. The APF Employees offered such employment (the "**Offered Employees**") shall be offered employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed including recognizing past service with APF. If any APF Employee is not offered employment from StarPoint or one of its Subsidiaries on terms and conditions substantially equivalent, in the aggregate, to the terms and conditions on which such APF Employee is currently employed with APF or its Subsidiaries, the Parties agree that such APF Employee shall be entitled on the Closing Date to a severance payment in compliance with applicable Laws but no less than as disclosed in the APF Disclosure Letter. APF shall be entitled to disclose the content of this provision to the APF Employees.

2.15 APF Approval.

APF and APF Co represent, warrant and covenant to the StarPoint Parties that the APF Board of Directors:

(a) has unanimously determined that:

  (i) the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance are in the best interests of APF and the APF Unitholders generally; and

  (ii) it will recommend that the APF Unitholders vote in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance;

(b) has received advice (which shall subsequently be in the form of a written opinion (the "**APF Fairness Opinion**")) from GMP Securities Ltd., financial advisors to the APF Board of Directors, that the consideration to be received by APF Unitholders in connection with the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance is fair, from a financial point of view, to the APF Unitholders; and

(c) has advised that each of its members intends to vote the APF Units beneficially owned by them, or over which they exercise control or direction, in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance,

and will so represent in any APF Circular and in any press release or any other form of public dissemination issued by APF relating to the Acquisition and Redemption Transaction (including any joint press release) where such press release and other public dissemination disclosure is appropriate, in the mutual judgment of APF and StarPoint, acting reasonably, provided however that APF Board of Directors may, acting reasonably, change its recommendation pursuant to subparagraph 2.15(a)(ii) hereof to make no recommendation in the event the StarPoint Permitted Acquisition Units are issued at a price below $17.50 per StarPoint Unit.

2.16 Support Agreements.

The Parties acknowledge that all directors and officers of APF Co have entered into an agreement dated the date hereof to vote all of their APF Units beneficially owned at the date of the APF Special Meeting in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance.

ARTICLE 3
IMPLEMENTATION OF THE ACQUISITION AND REDEMPTION

3.1 Obligations of the APF Parties.

In order to facilitate the Acquisition and Redemption Transaction, APF and APF Co shall take all reasonable action necessary in accordance with all applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, to:

(a) duly call, give notice of, convene and hold the APF Special Meeting as promptly as practicable and submit the resolutions to approve the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance and any other matters as may be properly brought before such meeting to the APF Unitholders for consideration;

(b) solicit proxies in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance;

(c) cause all Rights to be exercised or terminated in accordance with the terms of the APF Plans;

(d) cause all APF Debentures to be converted into APF Units in accordance with the terms of the APF Debenture Indenture;

(e) complete the APF ExploreCo Conveyance and undertake the Special Distribution; and

(f) subject to the terms and conditions hereof, do all things reasonably necessary or desirable to give effect to the Acquisition and Redemption Transaction.

3.2 Obligations of the StarPoint Parties.

In order to facilitate the Acquisition and Redemption Transaction, StarPoint and SEL shall take all reasonable action necessary in accordance with all applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, to:

(a) cause the Payment Units which are to be issued to APF and then to be received by APF Unitholders in exchange for the APF Units pursuant to the Acquisition and Redemption Transaction not to be subject to any trading restrictions under Applicable Canadian Securities Laws or U.S. Securities Laws (other than Control Person Restrictions and Affiliate Restrictions) and to be listed and posted for trading on the TSX (subject to notice of issuance) by the Time of Closing, provided that in no event shall StarPoint or SEL be required to file or cause to be filed a registration statement pursuant to the U.S. Securities Act;

(b) prior to the Closing Date, allot for issuance a sufficient number of StarPoint Units to issue to APF pursuant to the Acquisition and Redemption Transaction. StarPoint shall issue the Payment Units pursuant to the Acquisition and Redemption Transaction at the Time of Closing; and

(c) subject to the terms and conditions hereof, do all things necessary or desirable to give effect to the Acquisition and Redemption Transaction.

3.3 Unitholder Communications and Disclosure.

The APF Parties and the StarPoint Parties agree to use their reasonable commercial efforts to participate in presentations to investors regarding the Acquisition and Redemption Transaction and to consult and co-operate prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Acquisition and Redemption Transaction and in making any filing with any Governmental Entity. Each Party shall use all reasonable commercial efforts to enable the Other Party to review and comment on all such press releases and other public disclosure prior to the release thereof and shall enable the Other Party to review and comment on such filings prior to the release or filing thereof; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required by a Party and the Other Party have not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice thereof to the Other Party and an opportunity to comment thereon, and, if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties agree to issue jointly a press release and hold a joint conference call with respect to this Agreement as soon as practicable after its due execution in a mutually agreed upon form.

3.4 Dealer Managers.

If APF determines to retain a dealer manager in connection with the solicitation of votes in favour of the Acquisition and Redemption Transaction at the APF Special Meeting, APF agrees to consult with StarPoint prior to the retention of such dealer manager and any fees payable in respect of such retention shall be subject to prior approval by StarPoint, such approval not to be unreasonably withheld.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF APF AND APF CO

4.1 Representations and Warranties.

APF and APF Co hereby make to StarPoint and SEL the representations and warranties set forth in Schedule "C" hereto, and acknowledge that StarPoint and SEL are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Acquisition and Redemption Transaction.

4.2 Investigation.

Any investigation by StarPoint and SEL and their advisors shall not mitigate, diminish or affect the representations and warranties of APF and APF Co pursuant to this Agreement.

4.3 Survival.

The representations and warranties of APF and APF Co contained in this Agreement shall not survive the completion of the Acquisition and Redemption Transaction and shall expire and be terminated on the earlier of the Closing Date and the date on which this Agreement is terminated.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF STARPOINT AND SEL

5.1 Representations and Warranties.

StarPoint and SEL hereby make to APF and APF Co the representations and warranties set forth in Schedule "D" hereto, and acknowledge that APF and APF Co are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Acquisition and Redemption Transaction.

5.2 Investigation.

Any investigation by APF and APF Co and their advisors shall not mitigate, diminish or affect the representations and warranties of StarPoint and SEL pursuant to this Agreement.

5.3 Survival.

The representations and warranties of StarPoint and SEL contained in this Agreement shall not survive the completion of the Acquisition and Redemption Transaction and shall expire and be terminated on the earlier of the Closing Date and the date on which this Agreement is terminated.

ARTICLE 6
COVENANTS

6.1 APF Conduct of Business.

APF covenants and agrees that, prior to the first to occur of the Closing Date and the termination of this Agreement, unless StarPoint shall otherwise agree in writing (not to be unreasonably withheld) or unless otherwise expressly contemplated or permitted by this Agreement:

(a) it will, and will cause each of its Subsidiaries to, conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable Laws and to complete the transactions contemplated hereby or any transactions entered into prior to the date hereof (all of which have been in the ordinary course of business or publicly disclosed);

(b) it will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A) any APF Units or securities of any Subsidiary or any options, warrants, calls, conversion privileges or rights of any kind to acquire any such trust units or securities, other than the issue of APF Units pursuant to the exercise of APF Rights, the conversion of the APF Debentures and the terms of the APF DRIP; or

(B) other than oil and natural gas production in the ordinary course of business or pursuant to the APF ExploreCo Conveyance, any assets of APF or its Subsidiaries in excess of $250,000 individually or $1,000,000 in the aggregate;

(ii) amend or propose to amend their respective trust indentures, limited partnership agreements, articles, by-laws, unanimous shareholder agreements or other constating documents, including the APF Material Agreements;

(iii) split, combine or reclassify any outstanding APF Units, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the APF Units, other than the Special Distribution and regular monthly cash distributions made by APF of an amount equal to approximately $0.16 per APF Unit paid on a single specified date to APF Unitholders of record as of a single specified date provided that no record date for any regular monthly cash distribution to be made by APF shall be set by APF from the period commencing on July 1, 2005 and ending on the Outside Date unless the Closing Date is extended by agreement of the Parties to a date later than June 20, 2005;

(iv) redeem (other than redemptions required pursuant to the terms of the APF Trust Indenture), purchase, offer to purchase or otherwise acquire any APF Units or other securities of APF or any of its Subsidiaries including under any normal course issuer bid;

(v) reorganize, amalgamate, merge or otherwise continue APF or any of its Subsidiaries with, or acquire or agree to acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), any person, corporation, trust, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any assets having a value of $250,000 or greater on an individual basis or $1,000,000 or greater in aggregate, with the exception of purchases at Crown lease sales and freehold lease acquisitions, made in the ordinary course of business and not with respect to the APF ExploreCo Assets ;

(vi) except in the usual, ordinary and regular course of business and consistent with past practice or as disclosed in the APF Disclosure Letter, satisfy any claims or liabilities except such as have been reserved against in the APF Financial Statements or relinquish

any material contractual rights which exceed $250,000 on an individual basis or exceed $1,000,000 in aggregate;

(vii) except following consultation with the StarPoint Parties, except in response to events involving safety or emergencies, and except in accordance with the capital expenditure budget of the APF Parties for the period from the date hereof to the Outside Date, provided in writing to SEL, incur any capital expenditures in respect of any APF ExploreCo Assets, or incur capital expenditures without the consent of the StarPoint Parties which exceed $500,000 on an individual basis or exceed $1,000,000 in aggregate in respect of assets, other than the APF ExploreCo Assets (in respect of which all expenditures must be approved by SEL), or incur, except in the ordinary course of business consistent with past practice, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity or make any loans or advances, except in the ordinary course of business consistent with past practice and except for refinancing of existing debt on substantially the same or more favourable terms;

(viii) enter into any employment or consulting contract, operating agreement other than operating agreements entered into in the ordinary course of business or similar agreement that cannot be terminated on sixty (60) days or less notice without penalty;

(ix) enter into rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 120 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions; or

(x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment, or arrangement to do any of the foregoing;

(c) neither it nor any of its Subsidiaries shall (otherwise than as may be contemplated herein) enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to or make any loans to, any of its employees, officers or directors other than pursuant to: (i) written agreements or programs in effect (without amendment) on the date hereof, all of which have been disclosed in writing to StarPoint prior to the date hereof and described in the APF Disclosure Letter; and indemnity agreements entered into in the normal course of business in accordance with the Business Corporations Act (Alberta), as applicable;

(d) neither it nor any of its Subsidiaries shall adopt or amend, or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with law or with respect to existing provisions of the APF Employment Agreements or other employment agreements with employees of APF Co and any such plans, programs, arrangements or agreements that have been disclosed in writing prior to the date hereof to StarPoint;

(e) it will, and will cause each of its Subsidiaries to, use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(f) it will, and will cause each of its Material Subsidiaries to:

(i) use reasonable commercial efforts to preserve intact their respective business organizations and goodwill and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iii) co-operate and use reasonable commercial efforts to comply with all reasonable requests by StarPoint and its Subsidiaries to make joint investor presentations or other forms of information available in order to support the transactions contemplated by this Agreement;

(iv) confer on a regular and reasonable basis with StarPoint with respect to operational and financial matters and promptly notify SEL orally and in writing of any Material Adverse Change in respect of APF or any of its Material Subsidiaries and of any material Governmental Entity or material third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v) at the Time of Closing and upon receipt of mutual releases satisfactory to the Parties, APF and APF Co shall use their reasonable best efforts to cause the resignation of such directors and officers of each of APF and its Subsidiaries as StarPoint may specify and to fill the resulting vacancies with designees of StarPoint, and APF and APF Co shall cooperate with StarPoint to provide an orderly transition of control and management;

(vi) not waive, release, grant or transfer any rights of value or modify or change any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; and

(vii) not settle or compromise any claim brought by any present, former or purported holder of any securities of APF or its Subsidiaries in connection with the transactions contemplated by this Agreement without the prior written consent of SEL.

6.2 StarPoint Conduct of Business.

StarPoint covenants and agrees that, prior to the first to occur of the Closing Date and the termination of this Agreement, unless APF shall otherwise agree in writing (not to be unreasonably withheld) or unless otherwise expressly contemplated or permitted by this Agreement:

(a) it will, and will cause each of its Subsidiaries to, conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable Laws and

to complete the transactions contemplated hereby or any transactions entered into prior to the date hereof (all of which have been in the ordinary course of business or publicly disclosed);

(b) it will not, and will not permit any of Subsidiaries to, directly or indirectly:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A) any StarPoint Units, other than the StarPoint Permitted Acquisition Units, or securities of any Subsidiary or any options, warrants, calls, conversion privileges or rights of any kind to acquire any such trust units or securities other than the issue of StarPoint Units pursuant to the terms of this Agreement, the exercise of StarPoint Rights, the terms of the StarPoint DRIP, and issuances of up to an aggregate of 100,000 StarPoint Rights pursuant to the StarPoint Incentive Plan in respect of hiring new employees of SEL; or

(B) other than oil and natural gas production in the ordinary course of business, any assets of StarPoint or its Subsidiaries in excess of $250,000 individually or $1,000,000 in the aggregate;

(ii) amend or propose to amend their respective trust indentures, partnership agreements, articles, by-laws, unanimous shareholder agreements, management agreements or other constating documents, including the StarPoint Material Agreements;

(iii) split, combine or reclassify any outstanding StarPoint Units, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the StarPoint Units, other than the regular monthly cash distributions made by StarPoint, of an amount equal to approximately $0.20 per StarPoint Unit paid on a single specified date to StarPoint Unitholders of record as of a single specified date;

(iv) redeem, purchase, offer to purchase or otherwise acquire any StarPoint Units or other securities of StarPoint or any of its Subsidiaries including under any normal course issuer bid;

(v) reorganize, amalgamate, merge or otherwise continue StarPoint or any of its Subsidiaries with, or acquire or agree to acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), any person, corporation, trust, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any assets having a value of $250,000 or greater on an individual basis or $1,000,000 or greater in aggregate, other than in respect of the StarPoint Permitted Acquisition and purchases at Crown lease sales and freehold lease acquisitions made in the ordinary course of business ;

(vi) delist, or make any announcements of the intention to delist, the StarPoint Units from trading on the TSX; or

(vii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment, or arrangement to do any of the foregoing;

(c) it will, and will cause each of its Subsidiaries to, use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the

coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(d) it will, and will cause each of its Subsidiaries to:

(i) use reasonable commercial efforts to preserve intact their respective business organizations and goodwill and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the completion of the transactions contemplated in this Agreement;

(iii) co-operate and use reasonable commercial efforts to comply with all reasonable requests by APF and its Subsidiaries to make joint investor presentations or other forms of information available in order to support the transactions contemplated by this Agreement;

(iv) confer on a regular and reasonably basis with APF with respect to operational and financial matters and promptly notify APF Co orally and in writing of any Material Adverse Change in respect of StarPoint or any of its Material Subsidiaries and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v) not waive, release, grant or transfer any rights of value or modify or change any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; and

(vi) not settle or compromise any claim brought by any present, former or purported holder of any securities of StarPoint or its Subsidiaries in connection with the transactions contemplated by this Agreement without the prior written consent of APF Co.

6.3 Access to Information.

Subject to the terms of the Confidentiality Agreement, each of the Parties shall, and shall cause its and its Subsidiaries' officers, employees, trustees and directors to, and request its auditors and legal counsel to, afford the officers, employees, auditors and other agents of the Other Party reasonable access at reasonable times to its offices and facilities, and to its books and records, and shall furnish to the Other Party and such other persons with such financial, operating and other data and information as the second mentioned party, through its officers, employees or agents, may from time to time reasonably request. Without limiting the generality of the foregoing, APF shall permit StarPoint and its representatives reasonable access to interview APF Employees for purposes of determining which employees shall be offered employment with StarPoint or one of its Subsidiaries after the Closing Date and shall provide StarPoint all such information as may reasonably be required to enable StarPoint to efficiently integrate the business and affairs of APF and its Subsidiaries with StarPoint at the Time of Closing.

6.4 No Solicitation.

(a) APF and APF Co shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the APF Parties, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its Subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person; provided that, nothing contained in this Section 6.4(a) or any other provision of this Agreement shall prevent the APF Board of Directors from responding or acting in any manner (including considering, negotiating, approving and recommending to the APF Unitholders (provided that prior to furnishing information or entering into negotiations with any Person, APF and APF Co shall have complied with Section 6.4(c) hereof, prior to providing any non-public information to any such Person, APF and APF Co shall have complied with Section 6.4(d) hereof and prior to entering into any Proposed Agreement, APF and APF Co shall have complied with Section 6.5 hereof)) to an unsolicited bona fide written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the APF Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the APF Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to APF or the APF Unitholders than the transactions contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a ("Superior Proposal"). Any good faith determination under this Section 6.4(a) shall only be made by duly passed resolution of the APF Board of Directors after consultation with its financial advisors and receipt by such Board of advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the APF Parties is necessary for such board to satisfy its fiduciary duties under applicable Laws.

(b) Subject to Section 6.4(a), APF and APF Co severally agree that they shall, and shall direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any Person, other than the StarPoint Parties, with respect to any actual, future or potential Acquisition Proposal. Subject to Sections 6.4(a) and 6.4(d), the APF Parties shall immediately close any data rooms and the APF Parties agree not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the APF Parties and any such third party is a party, and shall exercise all rights to require the return or destruction of information regarding the APF Parties previously provided to such party and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding the APF Parties.

(c) Prior to furnishing any information to or entering into any negotiations with any Person in respect of an Acquisition Proposal, APF and APF Co shall notify StarPoint and SEL of any Acquisition Proposal received by it or any request received by it following the date hereof for non-public information relating to the APF Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the APF Parties by any Person that informs the APF Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the APF Parties as the StarPoint Parties may reasonably request, having regard

to the fiduciary obligations of the APF Board of Directors and the identity of the Person making such proposal, inquiry or contact.

(d) Subject to Section 6.4(a), if any of the APF Parties receives a request for material non-public information from a Person who proposes to the APF Parties a bona fide Acquisition Proposal and the APF Board of Directors determines that such proposal is a Superior Proposal pursuant to Section 6.4(a), the APF Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the Confidentiality Agreement, provide such Person with access to information regarding the APF Party. To the extent not previously done, the APF Party receiving the request shall provide to the StarPoint Parties a copy of all information provided to such Person forthwith after the information is provided to such Person.

(e) Each of APF and APF Co shall ensure that the APF Trustee and the APF Parties' officers, directors and employees and any investment banker or other advisors or representatives retained by APF is aware of the provisions of this Section 6.4, and each of APF and APF Co shall be responsible for any breach of this Section 6.4 by such trustee, bankers, advisors or representatives as are retained by it.

6.5 Right to Match.

APF and APF Co shall not enter into any agreement (other than any confidentiality agreement contemplated by Section 6.4(d)) to propose, pursue, support or recommend any Acquisition Proposal (a "Proposed Agreement") or change their recommendation of the transactions contemplated by this Agreement except in compliance with Section 6.4 and only after providing StarPoint with an opportunity to amend this Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the APF Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with APF's financial advisors, and APF and APF Co agree to negotiate in good faith with StarPoint in respect of any such amendment. In particular, in such circumstance APF Co shall provide SEL with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that StarPoint and SEL agree to amend this Agreement as provided above and within the 48 hour period, neither APF nor APF Co shall enter into the Proposed Agreement.

6.6 Further Action.

Upon the terms and subject to the conditions hereof, each of the Parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including:

(a) co-operation in the preparation and filing of the documentation giving effect to the transactions contemplated hereby (including the APF Circular) and any regulatory and governmental filings or submissions in connection with all Required Regulatory Approvals, including under the Competition Act and any amendments to any such filing; and

(b) to diligently make all required regulatory filings and applications and to obtain all licenses, permits, waivers, consents, approvals, authorizations, qualifications and orders (i) in connection with all Required Regulatory Approvals, and (ii) in connection with all Required Third Party Approvals.

6.7 Approvals.

The parties shall diligently take all steps as are necessary to satisfy the conditions contemplated by Section 7.1 hereof and to file all notices in connection therewith as soon as is reasonably practicable following the date hereof. The parties shall pursue any and all Required Regulatory Approvals and Required Third Party Approvals or other filings and approvals required on their respective parts with respect to the transactions contemplated hereby.

6.8 Insurance.

StarPoint shall permit APF, on terms and conditions satisfactory to StarPoint acting reasonably, to arrange for and/or maintain directors' and officers' insurance coverage for the directors and officers of APF's Subsidiaries substantially equivalent in scope and coverage as the directors' and officers' coverage in place for the benefit of the directors and officers of StarPoint's Subsidiaries on a "trailing" or "run-off" basis (whether such insurance is maintained independently of or included under StarPoint's insurance coverage) covering claims made prior to or within five years from the Closing Date.

ARTICLE 7
CONDITIONS

7.1 General Conditions.

The respective obligations of APF and StarPoint to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their other respective obligations hereunder, are subject to the fulfillment, or the waiver by each of APF and StarPoint, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of each of APF and StarPoint and may be waived, in whole or in part, only by mutual consent of such parties, each acting in its sole discretion:

(a) the APF Unitholders shall have approved the resolutions to approve the Acquisition and Redemption Transaction by an affirmative vote of at least two-thirds of the votes cast at the APF Special Meeting;

(b) the documents by which the Acquisition and Redemption Transaction is to be effected shall be in form and substance satisfactory to the APF Parties and the StarPoint Parties, acting reasonably, including without limitation, documents providing for amendments to the APF Trust Indenture to effect the Acquisition and Redemption Transaction;

(c) each of StarPoint and APF shall have determined, each acting reasonably, that all Required Regulatory Approvals and Required Third Party Approvals have been obtained on terms satisfactory to each of StarPoint and APF in their reasonable judgment and any applicable Governmental Entity waiting period shall have expired or been terminated;

(d) the APF ExploreCo Conveyance shall have been completed and the Special Distribution shall have been made on terms and conditions satisfactory to StarPoint and SEL, acting reasonably, and the APF ExploreCo Shares shall have been listed and posted for trading on the TSX for at least two Business Days;

(e) APF and StarPoint shall have executed such instruments, and the APF Debenture Trustee shall have received such opinions, as contemplated and required by Article 11 of the APF Debenture Indenture;

(f) each of StarPoint and APF shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a "mutual fund trust" (as defined in the Tax Act);

(g) each of StarPoint and APF, each acting reasonably, shall have determined that:

(i) no act, action, suit, or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or person in Canada or elsewhere, whether or not having the force of Law; and

(ii) no Law has been proposed, enacted, promulgated or applied,

in the case of either (i) or (ii);

(iii) to cease trade the APF Units or the StarPoint Units or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance; or

(iv) which would have a Material Adverse Effect with respect to StarPoint or APF; and

(h) there shall not exist any prohibition at Law against StarPoint and APF completing the Acquisition and Redemption Transaction.

7.2 APF Party Conditions.

The obligations of APF and APF Co to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their obligations hereunder, are subject to the fulfillment or the waiver by APF and APF Co, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of APF and APF Co and which may be waived, in whole or in part, only by the consent of APF and APF Co, acting in their sole discretion:

(a) the representations and warranties made by StarPoint and SEL in this Agreement shall be true and correct in all material respects as of the Time of Closing as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or the Acquisition and Redemption Transaction), and StarPoint and SEL shall have provided to APF and APF Co a certificate of two Designated Officers certifying such accuracy at the Time of Closing;

(b) StarPoint and SEL shall have complied in all material respects with their respective covenants herein and StarPoint and SEL shall have provided to APF and APF Co a certificate of two Designated Officers certifying compliance with its covenants herein;

(c) the APF Board of Directors shall have received the written APF Fairness Opinion;

(d) StarPoint shall have entered into an indemnity agreement with the APF Trustee in form and substance satisfactory to the APF Trustee indemnifying such party from any liabilities which may arise pursuant to subsection 159(3) of the Tax Act by virtue of the fact that such party may have acted in the capacity of a legal representative of APF;

(e) each of the directors and officers of APF and its Subsidiaries shall have received a release from StarPoint and its Subsidiaries in form satisfactory to APF and APF Co, acting reasonably;

(f) the Payment Units shall not be subject to any trading restrictions under Applicable Canadian Securities Laws (other than Control Person Restrictions and Affiliate Restrictions) and shall be approved for listing on the TSX (subject to notice of issuance);

(g) all other documents and information that may be reasonably requested by APF and APF Co or their respective counsel shall have been provided or delivered to APF or APF Co by StarPoint or SEL, as applicable; and

(h) there shall not have occurred or arisen after the date of this Agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to APF by StarPoint prior to the date of this Agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of APF involves a Material Adverse Effect with respect to StarPoint.

7.3 StarPoint Party Conditions.

The obligations of StarPoint and SEL to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their obligations hereunder, are subject to the fulfillment or the waiver by StarPoint and SEL, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of StarPoint and SEL and which may be waived in whole or in part, only by the consent of StarPoint and SEL, acting in their sole discretion:

(a) the representations and warranties made by APF and APF Co in this Agreement shall be true and correct in all material respects as of the Time of Closing as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or the Acquisition and Redemption Transaction), and APF and APF Co shall have provided to StarPoint and SEL a certificate of two Designated Officers certifying such accuracy at the Time of Closing;

(b) APF and APF Co shall have complied in all material respects with their respective covenants herein and APF and APF Co shall have provided to StarPoint and SEL a certificate of two Designated Officers certifying compliance with its covenants herein;

(c) StarPoint and SEL shall have received the resignations and releases from the directors and officers of APF and its Subsidiaries in form satisfactory to StarPoint and SEL, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors and officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Acquisition and Redemption Transaction or pursuant to indemnity or directors and officers insurance arrangements;

(d) all APF Rights shall have been exercised or terminated;

(e) the board of directors of APF Co and the APF Unitholders shall have waived the application of APF's unitholder rights plan agreement to the Acquisition and Redemption Transaction;

(f) if requested in writing by SEL, SEL and the APF Parties shall have established, at StarPoint's cost, a hedging plan for up to 50% of APF's production in form and substance satisfactory to SEL in its sole judgment, acting reasonably, provided that in the event that this Agreement is terminated other than by reason of a material breach or non-performance by APF or APF Co of a material provision of this Agreement, APF shall have the right to elect by notice in writing to

SEL within three Business Days to restructure or unwind, as the case may be, any hedging plan (the "Hedge Retraction") in effect on such termination. It is further agreed that if the Hedge Retraction results in a net gain after taking into account all costs, expenses and gains and losses from the hedging plan and the Hedge Retraction, APF shall pay to StarPoint the amount of such net gain, and if it results in a net loss then StarPoint shall pay to APF the amount of such net loss

(g) all other documents and information that may be reasonably requested by StarPoint and SEL or their respective counsel shall have been provided or delivered to StarPoint or SEL by APF or APF Co, as applicable; and

(h) there shall not have occurred or arisen after the date of this Agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to StarPoint by APF prior to the date of this Agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of StarPoint involves a Material Adverse Effect with respect to APF.

7.4 Notice Requirements.

Each Party will give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the date hereof until the Time of Closing, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations and warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Time of Closing;

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to the Time of Closing;

(c) cause any Material Adverse Change in respect of such Party or its Material Subsidiaries; or

(d) results in a misrepresentation being contained in the APF Circular.

Each Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated or, to its knowledge, threatened, financial or otherwise) which is of such a nature that it may reasonably request as to whether notice need to be given to the Other Party pursuant to this Section 7.4.

7.5 Merger of Conditions.

The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released upon completion of the Acquisition and Redemption Transaction.

ARTICLE 8
CLOSING MATTERS, TERMINATION FEE, TERMINATION AND EXPENSES

8.1 Closing Matters.

Each Subject Trust shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents, including instruments of conveyancing and transfer, as may be required by the other Subject Trust, acting reasonably.

8.2 Agreement as to Termination Fee.

(a) If at any time after the execution of this Agreement and prior to the termination hereof:

(i) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**" in this Section 8.2(a)(i)) has withdrawn, changed or modified in a manner adverse to the Other Party, or failed to reaffirm upon request (other than as a result of and in direct response to a material breach by the Other Party of their obligations under this Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated hereby or a material misrepresentation by the Other Party or a Material Adverse Change to the Other Party) any of:

(A) the recommendation or determination referred to in Section 2.15 in respect of the APF Board of Directors;

(B) the authorization to complete the Acquisition and Redemption Transaction as contemplated by the representations in paragraph (b) in Schedule "C" in respect of the APF Parties and paragraph (b) in Schedule "D" in respect of the StarPoint Parties,

or resolved to take any of the foregoing actions prior to the completion of the Acquisition and Redemption Transaction; or

(ii) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "Non-Completing Party" in this Section 8.2(a)(ii)) has recommended that, in the case of the APF Board of Directors, the APF Unitholders deposit their APF Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the StarPoint Board of Directors, the StarPoint Unitholders deposit their StarPoint Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

(iii) prior to date of the APF Special Meeting, a bona fide Take-Over Proposal is publicly announced, proposed, offered or made to any of the APF Parties (in such case the APF Parties being the "Non-Completing Party" in this Section 8.2(a)(iii)) or the APF Unitholders, the Acquisition and Redemption Transaction is not completed and the transactions contemplated by any Take-Over Proposal is completed within 365 days of the Outside Date; or

(iv) any of the APF Parties enters into a Proposed Agreement or any of the StarPoint Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated by Section 6.4(d)) (in such case the APF Parties or the StarPoint Parties, respectively being the "Non-Completing Party" in this Section 8.2(a)(iv)); or

(v) any of the APF Parties or the StarPoint Parties (in such case the APF Parties or the StarPoint Parties, respectively, being the "Non-Completing Party" in this Section 8.2(a)(v)) breaches any of its representations or warranties or covenants contained in this Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated hereby, and which the

Non-Completing Party fails to cure within five Business Days after receipt of written notice thereof from the Other Party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Time of Closing),

then, subject to Section 8.2(b), if the APF Parties are the Non-Completing Party, APF shall pay to StarPoint, or if the StarPoint Parties are the Non-Completing Party, StarPoint shall pay to APF, within three Business Days, an aggregate of $20.0 million (the "Termination Fee") as liquidated damages in immediately available funds to an account designated by the Other Party within one Business Day after the first to occur of the events described above.

(b) If a Take-Over Proposal is publicly announced, proposed, offered or made as contemplated by Section 8.2(a)(iii), APF agrees to deliver to StarPoint prior to the earlier of the date of the APF Special Meeting and two Business Days prior to the scheduled expiry or closing of the Take-Over Proposal, an irrevocable letter of credit, in form satisfactory to StarPoint, acting reasonably, drawable within one Business Day after StarPoint shall have delivered to APF a written certificate confirming the completion of the transactions contemplated by any Take-Over Proposal specified in Section 8.2(a)(iii).

8.3 Liquidated Damages.

(a) Each Party acknowledges that all of the payment amounts set out in Section 8.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that payment of the amount pursuant to this Article is the sole monetary remedy of the Party receiving such payment.

(b) Notwithstanding Section 8.3(a), nothing herein shall prevent any party from seeking specific performance, injunctive or other equitable relief in order to enforce or cause the enforcement of or compliance with, any provision of this Agreement.

8.4 Termination.

This Agreement shall terminate at the Time of Closing and may be earlier terminated at any time prior thereto:

(a) by mutual written consent of the Parties;

(b) by either APF and APF Co or StarPoint and SEL, giving notice in writing to StarPoint and SEL or APF and APF Co, as applicable, if the Closing Date shall have not occurred on or before the Outside Date;

(c) by either APF and APF Co or StarPoint and SEL giving notice in writing to StarPoint and SEL or APF and APF Co, as applicable, if any of the conditions contained in Section 7.1 are not satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement;

(d) by APF and APF Co giving notice in writing to StarPoint and SEL if any of the conditions contained in Section 7.2 are not satisfied or waived on or before the date required for the performance thereof;

(e) by StarPoint and SEL giving notice in writing to APF and APF Co if any of the conditions contained in Section 7.3 are not satisfied or waived on or before the date required for the performance thereof or

(f) by either APF or APF Co if the Termination Fee referred to in Section 8.2(a) becomes payable by StarPoint, or by either StarPoint or SEL if the Termination Fee referred to in Section 8.2(a) becomes payable by APF.

In the event of the termination of this Agreement as provided in this Section 8.4, this Agreement shall forthwith terminate and neither Party shall have any liability or further obligation to the Other Party hereunder except with respect to the obligations set forth in Section 8.2 (provided that the right of payment (in the case of Section 8.2(a)(iii), being the public announcement or commencement of such Take-Over Proposal) arose prior to termination of this Agreement), Section 8.3 and Section 8.5. Any termination of this Agreement shall not affect the obligations of the parties under the Confidentiality Agreement.

8.5 Expenses.

Subject to Section 2.11, each of the Parties will bear its own costs (including the cost of its financial and legal advisors) incurred in connection with the transactions contemplated hereby, and all other expenses incurred in connection with such transactions (including the costs of seeking Required Regulatory Approvals and Required Third Party Approvals, the fees and costs associated with obtaining fairness opinions and all costs and expenses (including professional fees) ancillary thereto) shall be borne by the Party or Subsidiary that incurred each expense. Notwithstanding the foregoing, if the Acquisition and Redemption Transaction is not completed other than by reason of the failure of StarPoint to perform its obligations under this Agreement (including as a result of StarPoint being required to pay the Termination Fee pursuant to Section 8.2), the filing fee payable in connection with the authorization required to be obtained under the Competition Act shall be divided equally between the parties.

ARTICLE 9
NOTICES

9.1 Address For Notice.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication, addressed as follows:

(a) in the case of APF or APF Co, to:

APF Energy Trust
c/o APF Energy Inc.
Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

Attention: Steven Cloutier, President

Facsimile: (403) 294-1074

with a copy to:

Parlee McLaws LLP
3400 Petro-Canada Centre
150 – 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

Attention: Nancy Penner
Facsimile: (403) 294-7052

(b) in the case of StarPoint or SEL, to:

StarPoint Energy Trust
Suite 3900 Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: Paul Colborne, President and Chief Executive Officer
Facsimile: (403) 263-3388

with a copy to:

Heenan Blaikie LLP
12th Floor, 425- 1st Street S.W.
Calgary, Alberta
T2P 3L8

Attention: James Pasieka
Facsimile: (403) 234-7987

9.2 Receipt and Deemed Receipt of Notice.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if not delivered or transmitted during usual business hours or if such day is not a Business Day at the place of receipt, on the next following Business Day).

9.3 Change of Address.

Either Party may change its address for service from time to time by giving notice to the Other Party in accordance with the foregoing.

ARTICLE 10
GENERAL

10.1 Amendment.

No amendment of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. This Agreement may, at any time and from time to time before the Time of Closing, be amended by mutual written agreement of the Parties hereto, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any conditions precedent herein contained.

10.2 Waiver.

At any time prior to the Time of Closing, any Party hereto may:

(a) extend the time for the performance of any of the obligations or other acts of the Other Party;

(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such Parties; and

(c) waive compliance with any of the agreements or conditions contained herein that are for the benefit of such Party.

Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party to be bound thereby; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver of any provision of this Agreement shall not constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

10.3 Assignment.

Neither Party may assign any of its rights or obligations under this Agreement without the prior written consent of the Other Party.

10.4 Time of the Essence.

Time shall be of the essence of this Agreement.

10.5 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

10.6 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by the Laws of the Province of Alberta. Each Party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta.

10.7 Severability.

In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.

10.8 Binding Effect.

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns.

10.9 Employment Agreements.

StarPoint and SEL covenant and agree to, and after the Time of Closing StarPoint and SEL will cause the APF Parties and any successor to the APF Parties to, honour and comply with the terms of those existing employment and consulting services agreements (including the APF Employment Agreements), indemnities provided pursuant to the provisions of the respective constating documents, the *Business Corporations Act* (Alberta) and written indemnities entered into prior to the date hereof, termination, severance and retention plans, programs or policies of the APF Parties which APF Co has disclosed to SEL in the APF Disclosure Letter, as the severance or termination amounts payable pursuant to such agreements, plans, programs or policies may be modified, with StarPoint's consent, pursuant to Section 2.14 of this Agreement and the APF Disclosure Letter.

10.10 Third Party Beneficiaries.

The provisions of Sections 2.14, 6.8 and 10.9 are (i) intended for the benefit of the APF Employees and all present and former trustees, directors and officers of APF and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and APF Co shall hold the rights and benefits of Sections 2.14, 6.8 and 10.9 in trust for and on behalf of the Third Party Beneficiaries and APF Co hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11 Confidentiality Agreement.

With respect to the Acquisition and Redemption Transaction, APF and APF Co hereby consent to the Acquisition and Redemption Transaction and each of StarPoint and SEL are hereby released from any of the restrictions set forth in Section 9 of the Confidentiality Agreement with respect to the Acquisition and Redemption Transaction only.

10.12 Acknowledgement.

(a) The Parties hereto acknowledge that, with respect to APF being a party to this Agreement, APF Co is entering into this Agreement solely in its capacity as agent on behalf of APF and the obligations of APF hereunder shall not be personally binding upon the APF Trustee, APF Co or any of the APF Unitholders or any annuitant under a plan of which an APF Unitholder is a trustee or carrier (an "**annuitant**") and that any recourse against APF, APF Trustee, APF Co or any APF Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of APF arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the APF Trust Indenture.

(b) The Parties hereto acknowledge that, with respect to StarPoint being a party to this Agreement, SEL is entering into this agreement solely on behalf of StarPoint and the obligations of StarPoint hereunder shall not be personally binding upon SEL or any of the StarPoint Unitholders and that any recourse against the StarPoint, the StarPoint Trustee, SEL or any StarPoint Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the StarPoint Trust Indenture.

10.13 Public Statements.

Neither of the Parties nor their respective trustees, directors, officers, employees or representatives shall make any public statement or announcement with respect to the transactions contemplated hereby which is inconsistent with the terms and conditions of this Agreement. Subject to the provisions hereof, all public disclosure with respect to the transactions contemplated hereby shall require the approval of the Parties, each acting reasonably, unless otherwise required by Law.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

STARPOINT ENERGY TRUST By its Administrator, StarPoint Energy Ltd.

Per: (Signed) *"Paul Colborne"*
Name: Paul Colborne
Title: President and Chief Executive Officer

Per: (Signed) *"Brett Herman"*
Name: Brett Herman
Title: Vice President, Finance and Chief Financial Officer

STARPOINT ENERGY LTD.

Per: (Signed) *"Paul Colborne"*
Name: Paul Colborne
Title: President and Chief Executive Officer

Per: (Signed) *"Brett Herman"*
Name: Brett Herman
Title: Vice President, Finance and Chief Financial Officer

APF ENERGY TRUST By its Administrator, APF Energy Inc.

Per: (Signed) *"Steven Cloutier"*
Name: Steven Cloutier
Title: President

Per: (Signed) *"Alan MacDonald"*
Name: Alan MacDonald
Title: Vice President, Finance and Chief Financial Officer

APF ENERGY INC.

Per: (Signed) *"Steven Cloutier"*
Name: Steven Cloutier
Title: President

Per: (Signed) *"Alan MacDonald"*
Name: Alan MacDonald
Title: Vice President, Finance and Chief Financial Officer

SCHEDULE "A"

APF Assets

1. 100 Common Shares in the capital of APF Co.
2. 101 trust units in the capital of APF Acquisition Trust.
3. 100 common shares in the capital of 990009 Alberta Inc.
4. $156.9 million aggregate principal amount of promissory notes issued by APF Co.
5. The APF Royalty.

SCHEDULE "B"

Assumption Agreement

THIS AGREEMENT made the ● day of ●, 2005

BETWEEN:

> **APF ENERGY TRUST**, a trust created under the laws of the Province of Alberta (hereinafter referred to as "**APF**")
>
> -and-
>
> **STARPOINT ENERGY TRUST**, a trust created under the laws of the Province of Alberta (hereinafter referred to as "StarPoint")

WHEREAS the parties hereto entered into a combination agreement (the "**Combination Agreement**") dated April 13, 2005 pursuant to which, among other things, StarPoint is to assume all the liabilities and obligations of APF whether or not reflected on the books of APF (the "**Assumed Liabilities**").

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the completion of the transactions contemplated in the Combination Agreement and the respective covenants, agreements, representations and warranties of the parties hereinafter contained, the parties agree as follows:

i) a) **Assumption of Liabilities** - StarPoint hereby assumes and becomes liable for, and shall pay, satisfy, assume, discharge, observe, perform and fulfill, all the Assumed Liabilities in accordance with their terms.

b) **Indemnified Persons** - In connection therewith, StarPoint shall:

i) indemnify and save APF's unitholders and annuitants under which a unitholder acts as a trustee or carrier and APF's and its Subsidiaries' trustees, directors, officers, employees and agents (together, the "**Indemnified Persons**") harmless from all and any costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of StarPoint to discharge and perform all or any of the obligations, covenants, agreements and obligations forming part of the liabilities assumed hereunder (for purposes hereof, "**Subsidiary**" has the meaning ascribed thereto in the Combination Agreement); and

ii) if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities or in respect of any covenant, condition, agreement or obligation assumed hereby, assume the conduct of such case and provide to the Indemnified Persons such further indemnification from all costs, damages or expenses as they may reasonably require.

2. **Further Assurances** - StarPoint will, from time to time, and at all times hereafter upon the reasonable request of the Indemnified Persons and at the cost of StarPoint, do and execute or

cause or procure to be made, done and executed all such further acts, deeds and assurances for more effectually and completely assuming and becoming liable for the liabilities assumed in accordance with this agreement.

4. **Governing Law** - This agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Alberta. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta.

5. **Binding Effect** - This agreement shall enure to the benefit of and shall be binding on and enforceable by the parties, including the Indemnified Persons, and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns. Notwithstanding the foregoing:

   a) The Parties hereto acknowledge that, with respect to APF being a party to this Agreement, APF Co is entering into this Agreement solely in its capacity as agent on behalf of APF and the obligations of APF hereunder shall not be personally binding upon the APF Trustee, APF Co or any of the APF Unitholders or any annuitant under a plan of which a unitholder is a trustee or carrier (an "**annuitant**") and that any recourse against APF, APF Trustee, APF Co or any unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of APF arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the APF Trust Indenture; and

   b) The Parties hereto acknowledge that, with respect to StarPoint being a party to this Agreement, SEL is entering into this agreement solely on behalf of StarPoint and the obligations of StarPoint hereunder shall not be personally binding upon SEL or any of the StarPoint Unitholders and that any recourse against the StarPoint, the StarPoint Trustee, SEL or any StarPoint Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the StarPoint Trust Indenture.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

APF ENERGY TRUST
By its Administrator, APF Energy Inc.

Per: ______________________________
Name:
Title:

STARPOINT ENERGY TRUST
By its Administrator, StarPoint Energy Ltd.

Per: ______________________________
Name:
Title:

SCHEDULE "C"
Representations of the APF Parties

APF and APF Co hereby jointly and severally represent and warrant to StarPoint and SEL as follows:

(a) Organization and Qualification. Each of APF and APF Acquisition Trust is a trust duly created and validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted. APF LP is a limited partnership duly created and validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted. Each of APF Co and 990009 Alberta Inc. is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of APF Co and 990009 Alberta Inc. is duly registered to do business in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the APF Parties. Copies of the constating documents of the APF Parties (including the APF Material Agreements) provided to SEL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded. APF is a "mutual fund trust" for the purpose of Section 132 of the Tax Act.

(b) Authority Relative to this Agreement. Each of APF and APF Co has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by APF and APF Co of the Acquisition and Redemption Transaction have been duly authorized by the APF Board of Directors and, subject to the requisite approval of the APF Unitholders, no other proceedings on the part of APF or APF Co are necessary to authorize this Agreement or the Acquisition and Redemption Transaction. This Agreement has been duly executed and delivered by each of APF and APF Co and constitutes a legal, valid and binding obligation of each of APF and APF Co enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. APF has no Subsidiaries (other than the Material Subsidiaries) which are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed in the APF Disclosure Letter or contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by APF and APF Co nor the consummation of the Acquisition and Redemption Transaction nor compliance by the APF Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the APF Assets or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the APF Material Agreements or the articles, by-laws, shareholder agreements or governing documents of the Material Subsidiaries, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement,

lien, contract or other instrument or obligation to which an APF Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an APF Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the APF Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the APF Parties, or significantly impede the ability of the APF Parties to consummate the Acquisition and Redemption Transaction); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the APF Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws, and except for the requisite approval of APF Unitholders, (A) there is no legal impediment to the APF Parties' consummation of the Acquisition and Redemption Transaction, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the APF Parties in connection with the consummation of the Acquisition and Redemption Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the APF Parties, or significantly impede the ability of the APF Parties to consummate the Acquisition and Redemption Transaction.

(e) Litigation. Except as disclosed in the APF Disclosure Letter, there are no actions, suits or proceedings in existence or pending or, to the knowledge of APF and APF Co, threatened or for which there is a reasonable basis, affecting or that would affect the APF Parties or affecting or that would affect the APF Assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the APF Parties which, if successful, would have a Material Adverse Effect on the APF Parties, or would significantly impede the ability of the APF Parties to consummate the Acquisition and Redemption Transaction.

(f) Taxes, etc. Except as disclosed in the APF Disclosure Letter:

(i) all Tax Returns required to be filed by or on behalf of any APF Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any APF Parties with respect to items or periods covered by such Tax Returns;

(ii) APF has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP and written advice from APF's independent auditors;

(iii) for all periods ended on and after December 31, 2004, StarPoint has been furnished by APF true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any APF Party or on behalf of any APF Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each APF Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of APF or any of its Subsidiaries;

(v) none of APF or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of APF and APF Co, has such event been asserted or threatened against APF or its Material Subsidiaries or any of their respective assets which would have a Material Adverse Effect on the APF Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of APF or its Material Subsidiaries. No audit by tax authorities of APF or its Material Subsidiaries is in process or pending or, to the knowledge of APF and APF Co, threatened; and

(vi) APF has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2004 (or such amounts are fully funded) for all employee benefit obligations of APF and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on APF or its Subsidiaries.

(g) Reporting Issuer Status. APF is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable securities Laws therein and the APF Units and the APF Debentures are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of APF consists of an unlimited number of APF Units and an unlimited number of Special Voting Units (as defined in the APF Trust Indenture). As of the date hereof there are issued and outstanding 59,984,620 APF Units, and nil Special Voting Units. Other than APF Units issuable pursuant to the URP, outstanding APF Debentures, the APF DRIP and 2,338,316 APF Units issuable under the APF Incentive Plans, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by APF of any securities of APF (including APF Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of APF (including APF Units). All outstanding APF Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, APF is the beneficial direct or indirect owner of all of the outstanding shares, limited partnership units and trust units, as applicable, of the APF Parties (other than APF) with good title thereto free and clear of any and all encumbrances, except for pledges of such securities to the lenders under APF's credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the APF Parties (other than APF) of any securities of the APF Parties (other than APF) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the APF Parties (other than APF). All outstanding securities of the APF Parties (other than APF) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the APF Units or any other securities of APF has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of APF and APF Co, are contemplated or threatened under any applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of APF Parties' businesses except for those agreements disclosed in the Public Record, disclosed in writing to the StarPoint Parties or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the APF Party that is a party thereto is not in material default under any such agreements. Without limitation, the APF Disclosure Letter contains a complete list of all contracts and commitments with any director, officer or employee of any APF Party or any associates or affiliates.

(l) Filings. APF has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. APF Co will deliver to SEL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by APF with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the StarPoint Parties, as to which APF and APF Co make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Laws.

(m) No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the APF Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to APF, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the APF Parties.

(n) Books and Records. The records and minute books of the APF Parties have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates, (i) APF's consolidated audited financial statements as at and for the year ended December 31, 2004 (the "APF Financial Statements"), (ii) APF's Revised Annual Information Form dated March 21, 2005 (as may be amended, and including all documents incorporated by reference therein), (iii) APF's Information Circular and Proxy Statement dated March 11, 2005, (iv) all APF press releases and material change reports or similar documents filed with the Securities Authorities since January 1, 2003 and (v) all prospectuses or other offering documents used by APF in the offering of its securities or filed with the Securities Authorities since January 1, 2003, did not contain any untrue statement of a maternal fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The APF Financial Statements and other financial statements of APF included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of APF as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of APF on a consolidated basis. There has been no change in APF accounting policies, except as described in the notes to the APF Financial Statements, since January 1, 2005.

(p) Absence of Undisclosed Liabilities. The APF Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheet and associated notes thereto included in the APF Financial Statements (the "APF Balance Sheet");

(ii) those incurred in the ordinary course of business and not required to be set forth in the APF Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the APF Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Other than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any APF Party, nor has any APF Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on APF. All operations of the APF Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the APF Parties. The APF Parties are not subject to nor are APF or APF Co aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the APF Parties, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances which would have a Material Adverse Effect on the APF Parties.

(r) Title. Although they do not warrant title, except as disclosed in the APF Disclosure Letter, neither APF nor APF Co has any knowledge or is aware of any defects, failures or impairments in the title of the APF Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the APF Parties; or (iii) the current cash flow of the APF Parties.

(s) Licences. Except as disclosed publicly, each of the APF Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the APF Parties.

(t) Compliance with Laws. Each of the APF Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the APF Parties or on the ability of the APF Parties to consummate the Acquisition and Redemption Transaction.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or except as permitted by Section 6.1, none of the APF Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. APF Co's board of directors has received a verbal opinion as of April 12, 2005 (and have been advised that they will receive a written opinion) from GMP Securities Ltd. that the consideration to be received by APF Unitholders in connection with the Acquisition and Redemption Transaction is fair, from a financial point of view, to the APF Unitholders.

(w) Employee Benefit Plans. All employee benefits plans (the "**APF Plans**") covering active, former or retired employees of the APF Parties are listed in the APF Disclosure Letter. APF will make available to SEL true, complete and correct copies of each APF Plan, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each APF Plan has been maintained and administered in material compliance with its terms and is, to the extent required by applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each APF Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of APF and APF Co, there are no pending or anticipated material claims against or otherwise involving any of the APF Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of APF Plan activities) has been brought against or with respect to any APF Plan; (v) all material contributions, reserves or premium payments required to be made to the APF Plans have been made or provided for; and (vi) no APF Party has any material obligations for retiree health and life benefits under any APF Plan.

(x) Insurance. Policies of insurance are in force as of the date hereof naming an APF Party as an insured which adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the APF Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) Indebtedness To and By Officers, Directors and Others. None of the APF Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm s length to any APF Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the APF Parties.

(z) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any APF Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any APF Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any APF Party from engaging in this business or from competing with any person or in any geographic area.

(aa) Guarantees and Indemnification. Other than as disclosed in writing to SEL, no APF Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person, other than guarantees of obligations among the APF Parties.

(bb) Information to Independent Engineer. APF and APF Co have no reason to believe that the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ") dated February 28, 2005 and effective as of December 31, 2004 and the report of Sproule Associates Limited ("Sproule") dated February 18, 2005 and effective December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of APF (taken as a whole) as of December 31, 2004 was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices and except as disclosed in the APF Disclosure Letter, which may or may not be material, APF and APF Co have no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. APF has provided to GLJ and Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the APF Parties, in each case as at December 31, 2004, and, in particular, all material information respecting the APF Parties' interest in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(cc) No Insider Rights. No director, officer, insider or other party not at arm's length to any APF Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any APF Party.

(dd) Disclosure. The data and information in respect of the APF Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of APF to or on behalf of StarPoint was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof

(ee) Debt and Working Capital. As at March 31, 2005, APF's consolidated indebtedness did not exceed $183 million and its working capital deficiency is not greater than $24 million, exclusive of the APF Debentures which have an outstanding principal amount not exceeding $48.3 million.

(ff) Production. For the month of March 2005, the APF Parties' production was not less than 17,800 boe/d.

(gg) No Defaults under Leases and Agreements. Except as disclosed in the APF Disclosure Letter:

(i) no APF Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the APF Parties' oil and gas assets to which an APF Party is a party or by or to which any APF Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii) to their knowledge:

A. each of the APF Parties is in good standing under all, and is not in default under any; and

B. there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh) No Encumbrances. None of the APF Parties has encumbered or alienated its interest in the APF Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta) or those arising in the ordinary course of business, which are not material in the aggregate or are listed in the APF Disclosure Letter.

(ii) No Reduction of Interests. Except as disclosed in the APF Disclosure Letter, none of the APF Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a APF Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the APF Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner.

(kk) Production Allowables and Production Penalties.

(i) None of the wells in which any of the APF Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the APF Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

(ii) None of the APF Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction.

(ll) Operation and Condition of Wells. All wells in which any of the APF Parties holds an interest:

(i) for which any of the APF Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii) for which none of the APF Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law.

(mm) Operation and Condition of Tangibles. The APF Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the APF Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which an APF Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the APF Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which none of the APF Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

(nn) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the APF Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent APF Financial Statements other than those listed in the APF Disclosure Letter.

(oo) Brokers and Finders. The APF Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except GMP Securities Ltd. which has been retained as APF Co's financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of the APF Parties to such financial advisor is set forth in the engagement letter between APF and GMP Securities Ltd. dated April 8, 2005 and effective March 9, 2005, a copy of which has been provided to StarPoint. After the payment of such financial obligations to GMP Securities Ltd., the APF Parties will not have any continuing obligations to GMP Securities Ltd. other than those related to indemnification, confidentiality and the payment of expenses.

(pp) Employment and Officer Obligations. Other than the APF Employment Agreements, APF Co's existing health plan, pension obligations and as disclosed to StarPoint in the APF Disclosure Letter or writing prior to the date hereof, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the APF Parties. The obligations of APF Parties under the APF Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any APF incentive plan, arising out of or in connection with the Acquisition and Redemption Transaction, shall not exceed $6.228 million.

(qq) Confidentiality Agreements. All agreements entered into by APF with persons other than StarPoint regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of APF or a substantial portion of its assets or any other business

combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and APF has not waived the standstill or other provisions of any of such agreements.

(rr) Outstanding Acquisitions. The APF Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ss) Mutual Fund Trust. APF is a "mutual fund trust" and a "unit trust" within the meaning of the Tax Act.

(tt) Place of Principal Offices. The principal offices of the APF Parties are not located within the United States.

(uu) Location of Assets and U.S. Sales. The APF Assets are located outside the United States and did not generate sales in or into the United States exceeding US $50 million during APF's most recent fiscal year.

(vv) Foreign Private Issuer. APF is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ww) Investment Company. To their knowledge and awareness, and without investigation, APF is not an "investment company" within the meaning of the United States *Investment Company Act, 1940*, as amended.

SCHEDULE "D"

Representations of the StarPoint Parties

StarPoint and SEL hereby jointly and severally represent and warrant to APF and APFCo as follows:

(a) Organization and Qualification. Each of StarPoint and SCT is a trust duly created and validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted and as proposed to be conducted. The StarPoint Energy Partnership is a partnership duly created and valid existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted and as proposed to be conducted. Each of the StarPoint Parties (other than StarPoint, SCT and StarPoint Energy Partnership) is a corporation duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted and as presently proposed to be conducted. Each of the StarPoint Parties (other than StarPoint, SCT and StarPoint Energy Partnership) is duly registered to do business in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the StarPoint Parties. Copies of the constating documents of the StarPoint Parties (including the StarPoint Material Agreements) provided to APF Co, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded. StarPoint is a "mutual fund trust" for the purpose of Section 132 of the Tax Act and the completion of the transactions contemplated hereby will not adversely affect its status as a "mutual fund trust". StarPoint Units do not constitute "foreign property" for the purposes of Part XI of the Tax Act and the completion of the transactions contemplated hereby will not result in the StarPoint Units constituting foreign property for the purposes of Part XI of the Tax Act.

(b) Authority Relative this Agreement. Each of StarPoint and SEL has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by StarPoint and SEL of the Acquisition and Redemption Transaction have been duly authorized by the StarPoint Board of Directors and, in the event that the TSX or the StarPoint Trust Indenture requires StarPoint Unitholders to approve the Acquisition and Redemption Transaction, subject to the requisite approval of the StarPoint Unitholders, no other proceedings on the part of StarPoint or SEL are necessary to authorize this Agreement or the Acquisition and Redemption Transaction. This Agreement has been duly executed and delivered by each of StarPoint and SEL and constitutes a legal, valid and binding obligation of each of StarPoint and SEL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. StarPoint has no Subsidiaries (other than the Material Subsidiaries) which are material to its business, operation or financial condition.

(d) No Violations. Except as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by StarPoint and SEL nor the consummation of the Acquisition and Redemption Transaction nor compliance by the StarPoint Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would

constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the StarPoint Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the StarPoint Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any StarPoint Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a StarPoint Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a StarPoint Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the StarPoint Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the StarPoint Parties taken as a whole, or significantly impede the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the StarPoint Parties; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws, and except for the requisite approval of StarPoint Unitholders, (A) there is no legal impediment to the StarPoint Parties' consummation of the Acquisition and Redemption Transaction, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the StarPoint Parties in connection with the consummation of the Acquisition and Redemption Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the StarPoint Parties, or significantly impede the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of StarPoint and SEL, threatened or for which there is a reasonable basis, affecting or that would affect the StarPoint Parties or affecting or that would affect any of their property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the StarPoint Parties which, if successful, would have a Material Adverse Effect on the StarPoint Parties, or would significantly impede the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction.

(f) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of any StarPoint Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any StarPoint Parties with respect to items or periods covered by such Tax Returns;

(ii) StarPoint has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes

and related future taxes, if applicable, for such periods, in conformity with GAAP and written advice from StarPoint's independent auditors;

(iii) for all periods ended on and after December 31, 2004, APF has been furnished by StarPoint true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any StarPoint Party or on behalf of any StarPoint Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each StarPoint Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of StarPoint or any of its Subsidiaries;

(v) None of StarPoint or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of StarPoint and SEL, has such event been asserted or threatened against StarPoint or SEL or any of their respective assets which would have a Material Adverse Effect on the StarPoint Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of StarPoint or SEL. No audit by tax authorities of StarPoint or SEL is in process or pending or, to the knowledge of StarPoint or SEL, threatened;

(vi) StarPoint has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of StarPoint and SEL arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on StarPoint and SEL.

(g) Reporting Issuer Status. StarPoint is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all applicable securities Laws therein and the StarPoint Units are listed and posted for trading on the TSX.

(h) Capitalization. As of the date hereof, the authorized capital of StarPoint consists of an unlimited number of StarPoint Units. As of the date hereof there are issued and outstanding approximately 27,409,244 StarPoint Units and 468,500 StarPoint Units issued pursuant to the StarPoint Incentive Plan. As at the date hereof, the authorized capital of SEL consists of an unlimited number of common shares and an unlimited number of StarPoint Exchange Shares. As of the date hereof there are issued and outstanding 100 common shares of SEL and approximately 2,126,228 StarPoint Exchangeable Shares. Other than StarPoint Units issuable pursuant to the StarPoint DRIP, the StarPoint Incentive Plan, the StarPoint Voting and Exchange Agreement and this Agreement, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by StarPoint of any securities of StarPoint (including StarPoint Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of StarPoint (including StarPoint Units). All outstanding StarPoint Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all StarPoint Units issuable pursuant to the StarPoint DRIP, the StarPoint Voting and Exchange Agreement, upon exercise of StarPoint Rights pursuant to the StarPoint Incentive Plans and this Agreement in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Payment Units. StarPoint has full power and authority to issue the StarPoint Units as contemplated by this Agreement and, at the Time of Closing, the Payment Units will be duly and validly

authorized, allotted and reserved for issuance and, upon receipt of consideration therefor, will be duly and validly issued as fully paid and non-assessable.

(j) Ownership of Subsidiaries. As of the date hereof, StarPoint is the beneficial direct or indirect owner of all of the outstanding shares or securities of the StarPoint Parties (other than StarPoint) with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the StarPoint Parties (other than StarPoint) of any securities of the StarPoint Parties (other than StarPoint) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the StarPoint Parties (other than StarPoint). All outstanding securities of the StarPoint Parties (other than StarPoint) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(k) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the StarPoint Units or any other securities of StarPoint has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of StarPoint and SEL, are contemplated or threatened under any applicable Laws or by any other regulatory authority.

(l) Material Agreements. There are no agreements material to the conduct of StarPoint and SEL businesses except for those agreements, other than those disclosed in the Public Record and in the StarPoint Disclosure Letter or those entered into in the ordinary course of business and all such material agreements are valid and subsisting and StarPoint or SEL, as applicable, is not in material default under any such agreements.

(m) Filings. StarPoint has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. SEL will deliver to APF Co, as soon as they become available, true and complete copies of any material reports or statements required to be filed by StarPoint with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the APF Parties, as to which StarPoint and SEL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Laws.

(n) No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the StarPoint Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to StarPoint, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the StarPoint Parties.

(o) Books and Records. The records and minute books of the StarPoint Parties have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(p) Reports. As of their respective dates, (i) StarPoint's consolidated audited financial statements as at and for the fiscal year ended December 31, 2004 (the "StarPoint Financial Statements"), (ii) StarPoint's

Renewal Annual Information Form dated March 28, 2005 (including all documents incorporated by reference therein), (iii) SEL's and E3 Energy Inc.'s Joint Proxy Statement and Information Circular dated December 7, 2004, and (iv) all StarPoint press releases and material change reports or similar documents filed with the Canadian Securities Administrators since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The StarPoint Financial Statements and other financial statements of StarPoint included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of StarPoint's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly in accordance with GAAP present the consolidated financial position, results of operations and changes in financial position of StarPoint and SEL as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of StarPoint on a consolidated basis. There has been no change in StarPoint accounting policies, except as described in the notes to the StarPoint Financial Statements, since January 1, 2005.

(q) Absence of Undisclosed Liabilities. The StarPoint Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheet and associated notes thereto included in the StarPoint Financial Statements (the "**StarPoint Balance Sheet**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the StarPoint Balance Sheet under GAAP;

(iii) those incurred in the ordinary course of business since the date of the StarPoint Balance Sheet and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(r) Environmental. Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of any StarPoint Party, nor has any StarPoint Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations any of which might reasonably be expected to have a Material Adverse Effect on StarPoint. All operations of the StarPoint Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the StarPoint Parties, taken as a whole. The StarPoint Parties are not subject to nor are StarPoint or SEL aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the StarPoint Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances which would have a Material Adverse Effect on the StarPoint Parties.

(s) Title. Although they do not warrant title, neither StarPoint nor SEL has any knowledge or is aware of any defects, failures or impairments in the title of the StarPoint Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the StarPoint Parties; or (iii) the current cash flow of the StarPoint Parties.

(t) Licences. Except as disclosed publicly, each of the StarPoint Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the StarPoint Parties.

(u) Compliance with Laws. Each of the StarPoint Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the StarPoint Parties or on the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction.

(v) Indebtedness To and By Officers, Directors and Others. None of the StarPoint Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any StarPoint Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the StarPoint Parties.

(w) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any StarPoint Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any StarPoint Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any StarPoint Party from engaging in this business or from competing with any person or in any geographic area.

(x) Long Term and Derivative Transactions. Except as disclosed in the Public Record or in the StarPoint Disclosure Letter, none of the StarPoint Parties have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(y) Investment Canada Act. StarPoint is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(z) Insurance. Policies of insurance are in force as of the date hereof naming a StarPoint Party as an insured which adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the StarPoint Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa) Guarantees and Indemnification. Other than as disclosed in writing to APF Co, no StarPoint Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person, other than guarantees of obligations among the StarPoint Parties

(bb) Information to Independent Engineer. StarPoint and SEL have no reason to believe that the report of Sproule Associates Limited. ("Sproule") dated February 24, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of StarPoint (taken as a whole) as of December 31, 2004 was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, StarPoint and SEL have no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. StarPoint has provided to Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the StarPoint Parties, in each case as at December 31, 2004, and, in particular, all material information respecting the StarPoint Parties' interest in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(cc) No Insider Rights. No director, officer, insider or other party not at arm's length to any StarPoint Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any StarPoint Party.

(dd) Disclosure. The data and information in respect of the StarPoint Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of StarPoint to or on behalf of APF was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) Debt and Working Capital. As at March 31, 2005, StarPoint's consolidated indebtedness did not exceed $97.5 million and its working capital surplus is not less than $7.5 million.

(ff) Production. For the month of March 2005, the StarPoint Parties' production was not less than 10,000 boe/d.

(gg) No Defaults under Leases and Agreements.

(i) No StarPoint Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the StarPoint Parties' oil and gas assets to which a StarPoint Party is a party or by or to which a StarPoint Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii) To their knowledge:

A. each of the StarPoint Parties is in good standing under all, and is not in default under any; and

B. there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh) No Encumbrances. None of the StarPoint Parties has encumbered or alienated its interest in the StarPoint Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate.

(ii) No Reduction of Interests. None of the StarPoint Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a StarPoint Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the StarPoint Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner.

(kk) Production Allowables and Production Penalties.

(i) None of the wells in which any of the StarPoint Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the StarPoint Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

(ii) None of the StarPoint Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction.

(ll) Operation and Condition of Wells. All wells in which any of the StarPoint Parties holds an interest:

(i) for which any of the StarPoint Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii) for which none of the StarPoint Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law.

(mm) Operation and Condition of Tangibles. The StarPoint Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the StarPoint Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a StarPoint Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the StarPoint Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the StarPoint Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

(nn) Foreign Private Issuer. StarPoint is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(oo) Investment Company. StarPoint is not an "investment company" within the meaning of the United States Investment Company Act, 1940, as amended.

(pp) Mutual Fund Trust. StarPoint is a "mutual fund trust" and a "unit trust" within the meaning of the Tax Act.

SCHEDULE "E"

APF ExploreCo Conveyance

APF ExploreCo Assets

All of the interest of the APF Parties in the APF ExploreCo Assets more particularly described in the APF Disclosure Letter being those lands (including all geological formations whether evaluated or not) evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in reports both effective December 31, 2004 and described (a) by GLJ as "Wood River 1-28", "Wood River BQ Unit", "Wood River - Other", "Knellar" and "Wetaskiwin"; and by Sproule as "Wood River" and "Bittern Lake", together with certain lands not assigned reserves at Clive and Stettler, including all right, title, estate and interest of the APF Parties in and to (a) any and all leases, reservations, permits, licenses and other documents of title by virtue of which the holder thereof is entitled to drill for, win, take and remove petroleum, natural gas and related hydrocarbons, therefrom; (b) any and all tangible depreciable property and assets which are located within, upon or in the vicinity of or appurtenant to the lands and which are used to produce, process, gather, treat measure, make marketable leased substances or in connection with water injection or removal operations including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks boilers, communication equipment and any tangible depreciable property used in connection with or with operations at any gas plant, including all machinery, buildings, valves, piping, equipment, supplies, furnishings and other accessories; (c) any and all contracts and agreements relating to petroleum and natural gas rights and tangibles, including gas purchase contracts, processing agreements, transportation agreements, agreements for the construction, ownership and operation of facilities, rights to enter upon, use or occupy, the surface of any lands which are or may be used to gain access to or otherwise use petroleum and natural gas rights and tangibles, all records, books, documents, licences, reports, files and data which relate to petroleum and natural gas rights and tangibles (including all seismic, geological and geophysical information, interpretations and data pertaining to petroleum and natural gas rights), all wells, wellbores and casing; and (d) tax pools in an amount equal to the purchase price, allocated 80% to COGPE and 20% to CCA.

APF ExploreCo Conveyance

The APF ExploreCo Assets will be sold to APF ExploreCo for a price (estimated at $50 million) to be determined by an independent petroleum and natural gas engineering appraisal of the APF ExploreCo Assets. The sale will be completed through a series of transactions substantially as described in the diagram below, with such modifications as may be necessary or desirable to complete the transactions in a tax effective manner or to comply with Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws. It is proposed that these transactions be completed through a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta), if available, and if not available, then through the filing of a prospectus under Applicable Canadian Securities Laws or obtaining orders of Securities Authorities providing an exemption from the filing of a prospectus.


Trust Securityholders
(5) Ws distributed as return of capital. Reduces ACB of Units by amount of value of rights.
(7) Distribution of notes. Cost base reduction = note amount.
(8) Unitholder election to direct distribution to exercise Ws or keep notes.
Alliance Trust
(Trust)
(6) AEI distributes notes to Trust in reduction of intercompany note in an amount equal to amount for ExploreCo acquisition.
(4) Ws distributed to Trust: nominal reduction of intercompany note.
Cost = FMV
Alliance Energy Inc.
(AEI)
(9) Ws exercised for shares. Notes directed to Sub-Newco.
(3) Newco dividends Ws to AEI.
dividend
ExploreCo
1163924 Alberta Inc.
(10) ExploreCo and Sub-Newco amalgamate.
(2) Sub-Newco Issues Warrants ("Ws") to purchase Sub-Newco shares to Newco @ NAV of assets in return for adjustable note = FMV (nominal amount).
Sub-Newco
1163947 Alberta Inc.
(11) Asset Purchase closes. ExploreCo pays for assets by delivering notes to AEI.

Preliminary Step

(1) Agreement between Sub-Newco and AEI re right to purchase assets at NAV for cash.

Exemption Order
82-5166



SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

TRUST INDENTURE

DATED AS OF THE 3RD DAY OF JULY, 2003

AMONG

APF ENERGY TRUST

AND

APF ENERGY INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF DEBENTURES

TABLE OF CONTENTS

Page

THIS INDENTURE made as of the 3rd day of July, 2003.

AMONG:

APF ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trust**")

AND

APF ENERGY INC., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "**APF ENERGY**" or the "**Corporation**")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "**Debenture Trustee**")

WITNESSETH THAT:

WHEREAS the Trust deems it necessary for its investment purposes to create and issue the Debentures to be created and issued in the manner hereinafter appearing;

AND WHEREAS the Trust, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS APF ENERGY is duly authorized to sign instruments on behalf of the Trust;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Trust have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Trust in accordance with the laws relating to the Trust;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) "**this Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b) "**Additional Debentures**" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(c) "**Applicable Securities Legislation**" means applicable securities laws in each of the Provinces of Canada;

(d) "**Beneficial Holder**" means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(e) "**Business Day**" means any day other than a Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;

(f) "**Change of Control**" means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding Trust Units of the Trust, or securities convertible into or carrying the right to acquire Trust Units of the Trust;

(g) "**Conversion Price**" means the dollar amount for which each Trust Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(h) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Trust and acceptable to the Debenture Trustee;

(i) "**Current Market Price**" means in respect of a Trust Unit the weighted average price per unit for Trust Units for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Trust Units are not listed thereon, on such stock exchange on which the Trust Units are listed as may be selected for such purpose by the trustee and approved by the Debenture Trustee, or if the Trust Units are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Trust Units so sold;

(j) "**Debentureholders**" or "**holders**" means the persons for the time being entered in the register for Debentures as registered holders of Debentures payable to a named payee or any transferees of such persons by endorsement or delivery;

(k) "**Debentures**" means the debentures, notes or other evidence of indebtedness of the Trust issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(l) "**Depository**" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Trust pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, "Depository" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series;

(m) "**Depository Participant**" means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book-entry for a Global Debenture deposited with the Depository;

(n) "**Event of Default**" has the meaning ascribed thereto in Section 8.1;

(o) "**Extraordinary Resolution**" has the meaning ascribed thereto in Section 13.12;

(p) "**Freely Tradeable**" means, in respect of trust units of capital of any class of any trust or shares of capital of any class of any corporation, trust units or shares, as the case may be, which: (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such

issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person;

(q) "**Fully Registered Debentures**" means Debentures registered as to both principal and interest;

(r) "**generally accepted accounting principles**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(s) "**Global Debenture**" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(t) "**Government Obligations**" means securities issued or guaranteed by the Government of Canada or any province thereof;

(u) "**Initial Debentures**" means the Debentures designated as 9.40% Convertible Unsecured Subordinated Debentures" and described in Section 2.4;

(v) "**Interest Obligation**" means the obligation of the Trust to pay interest on the Debentures, as and when the same becomes due;

(w) "**Interest Payment Date**" means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

(x) "**Legended Debentures**" means Debentures bearing the legend provided for in Section 2.14;

(y) "**Maturity Account**" means an account or accounts required to be established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(z) "**Maturity Date**" has the meaning ascribed thereto in Section 4.10(a).

(aa) "**Maturity Notice**" has the meaning attributed thereto in Section 2.4(f);

(bb) "**Offering**" means the public offering by short form prospectus dated June 26, 2003 of $50,000,000 in aggregate principal amount of Initial Debentures;

(cc) "**Officer's Certificate**" means a certificate of the Trust signed by any one authorized officer or director of APF Energy, on behalf of the Trust, in his or her capacity as an officer or director of APF Energy, as the case may be, and not in his or her personal capacity;

(dd) "**Periodic Offering**" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Trust upon the issuance of such Debentures from time to time;

(ee) "**person**" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(ff) "**Redemption Date**" has the meaning attributed thereto in Section 4.3;

(gg) "**Redemption Notice**" has the meaning attributed thereto in Section 4.3;

(hh) "**Redemption Price**" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Trust Units as provided for in Section 4.6;

(ii) "**Regulation S**" means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(jj) "**Senior Creditor**" means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

(kk) "**Senior Indebtedness**" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Trust (other than the Debentures), whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition or operation by the Trust of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or for any payment obligation under any hedging, swap or other derivative agreement or in connection with the acquisition or operation of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of the Trust for payment of which the Trust is responsible or liable, whether absolutely or contingently;

(ii) any and all credit facilities currently existing or hereafter entered into between the Trust or any Subsidiary of the Trust and any financial institution or other lender including, without limitation, the credit facilities described in the Trust's short form prospectus dated June 26, 2003 relating to the Offering; and

(iii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures;

(ll) "**Senior Security**" means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(mm) "**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(nn) "**Time of Expiry**" means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(oo) "**Total Market Capitalization**" means the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the Current Market Price of such Trust Units on the relevant date;

(pp) "**trading day**" means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(qq) "**Trust**" means APF Energy Trust and includes any successor to or of the Trust which shall have complied with the provisions of Article 11;

(rr) "**Trust Units**" means trust units in the Trust, as such trust units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Trust Units" shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(ss) "**Trust Unit Bid Request**" means a request for bids to purchase Trust Units (to be issued by the Trust on the Trust Unit Delivery Date) made by the Debenture Trustee in accordance with the Trust Unit Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation;

(tt) "**Trust Unit Delivery Date**" means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Trust Units are issued by the Trust and delivered to the Debenture Trustee for sale pursuant to Trust Unit Purchase Agreements;

(uu) "**Trust Unit Interest Payment Election**" means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Trust Unit Interest Payment Election Notice;

(vv) "**Trust Unit Interest Payment Election Amount**" means the sum of the amount of the aggregate proceeds resulting from the sale of Trust Units on the Trust Unit Delivery Date pursuant to acceptable bids obtained pursuant to the Trust Unit Bid Requests, together with any amount paid by the Trust in respect of fractional Trust Units pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice was delivered;

(ww) "**Trust Unit Interest Payment Election Notice**" means a written notice made by the Trust to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the Trust Unit Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Trust Units and the conditions of such bids, which may include the minimum number of Trust Units, minimum price per Trust Unit, timing for closing for bids and such other matters as the Trust may specify; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Trust only those bids which comply with such notice;

(xx) "**Trust Unit Proceeds Investment**" has the meaning attributed thereto in Section 10.1(h);

(yy) "**Trust Unit Purchase Agreement**" means an agreement in customary form among the Trust, the Debenture Trustee and the persons making acceptable bids pursuant to a Trust Unit Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed;

(zz) "**trustee**" means the trustee of the Trust for the time being and reference to action "by the trustee" means action by the trustee of the Trust;

(aaa) "**Trust's Auditors**" or "**Auditors of the Trust**" means an independent firm of chartered accountants duly appointed as auditors of the Trust;

(bbb) "**Unit Redemption Right**" has the meaning attributed thereto in Section 4.6(a);

(ccc) "**Unit Repayment Right**" has the meaning attributed thereto in Section 4.10(a);

(ddd) "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(eee) "**Written Direction of the Trust**" means an instrument in writing signed by any one officer or trustee of the Trust; and

(fff) "**1933 Act**" means the United States Securities Act of 1933, as amended.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption for monies and/or Trust Units, as the case may be, or the payment thereof shall have been set aside under Section 9.2, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Trust shall be disregarded except that:

    (i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded; and

    (ii) Debentures so owned which have been pledged in good faith other than to the Trust shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Trust or a Subsidiary of the Trust.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as **Schedule A**, be drawn up in the English language only.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by the Trust shall bind its successors and assigns, whether expressed or not.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the trustee and

(to the extent provided in Sections 8.11 and 17.2) the holders of Trust Units, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 References to Acts of the Trust

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Trust is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the trustee or a party to whom the trustee has delegated the authority to perform such act.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a) the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of the Trust to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Trust to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of APF Energy, on behalf of the Trust, as evidenced by an Officer's Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of APF Energy, on behalf of the Trust, as evidenced by an Officer's Certificate or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of APF Energy, on behalf of the Trust (as set forth in a resolution of the directors of APF Energy, on behalf of the Trust or to the extent established pursuant to, rather than set forth in, a resolution of the directors of APF Energy, on behalf of the Trust, in an Officer's Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the trustee executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the "**Initial Debentures**") authorized for issue immediately is limited to an aggregate principal amount of $50,000,000 and shall be designated as "9.40% Convertible Unsecured Subordinated Debentures".

(b) The Initial Debentures shall be dated July 3, 2003, and shall bear interest from such date at the rate of 9.40% per annum, payable in equal semi-annual payments in arrears on July 31 and January 31 in each year, the first such payment to fall due, subject as hereinafter provided, on January 31, 2004 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the

Maturity Date of the Initial Debentures), subject as hereinafter provided, to fall due on July 31, 2008, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from, and including, July 3, 2003 to, but excluding, January 31, 2004, which will be equal to $54.60 for each $1,000 principal amount of the Initial Debentures. The Initial Debentures will mature on July 31, 2008.

(c) The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable on or before July 31, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after July 31, 2006 and prior to July 31, 2007, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Debenture plus accrued and unpaid interest. On or after July 31, 2007, the Initial Debentures will be redeemable prior to maturity in whole or in part from time to time at the option of the Trust on notice as provided for in Section 4.3 hereof at a price equal to $1,025 per $1,000 principal amount of Debenture plus accrued and unpaid interest. The Redemption Notice for the Initial Debentures shall be substantially in the form of **Schedule B**. In connection with the redemption of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

(d) The Initial Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e) Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at such holder's option, at any time prior to the close of business on the earlier of July 31, 2008 and the last Business Day immediately preceding the date specified by the Trust for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of an Initial Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Initial Debentures shall be equal to $11.25 such that approximately 88.8889 Trust Units shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

(f) On maturity of the Initial Debentures, the Trust may, at its option and upon and subject to the terms of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity by issuing and delivering to such holders of Initial Debentures Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "**Maturity Notice**") to the holders of the Initial Debentures in the form of **Schedule C** and provide the necessary details. Interest accrued and unpaid on the Debentures on the maturity date will be paid to holders of Debentures in cash.

(g) The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in **Schedule A**, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise

reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of APF Energy (on behalf of the Trust) executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of APF Energy, on behalf of the Trust or as specified in an Officer's Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depositary which, as of the date hereof, shall be The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(h) Upon and subject to the terms and conditions of Article 10, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Trust Units to the Debenture Trustee.

(i) Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(i), the Trust shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "**Change of Control Notice**") together with an offer in writing (the "**Offer**") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "**Offer Price**") plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (collectively, the "**Total Offer Price**").

(ii) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "**90% Redemption Right**").

(iii) Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A) the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B) each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C) the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv) The Trust shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.4(i)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Trust's purchase or redemption.

(v) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi) Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Trust has elected to redeem in accordance with this Section 2.4(i) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(i) shall fail on or before the date of expiry of the Offer so to surrender such holder's Initial Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of

expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.

(viii) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(j) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

Subject to Section 7.8, the Trust may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Trust referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Trust and procedures. In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b) a Written Direction of the Trust requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Trust may be delivered by the Trust to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Trust or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust;

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Trust or pursuant to such procedures; and

(iv) if provided for in such procedures, such Written Direction of the Trust may authorize certification and delivery pursuant to oral or electronic instructions from the Trust which oral or electronic instructions shall be promptly confirmed in writing;

(c) an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) an Officer's Certificate certifying that the Trust is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) The Trust may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Trust in the Written Direction of the Trust delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Trust shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

"This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of APF Energy, on behalf of the Trust, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Trust and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Trust and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Trust may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Trust may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as APF Energy, on behalf of the Trust, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Trust shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Trust or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Trust, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Trust and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date;

(b) Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct unsecured obligations of the Trust. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Trust.

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Trust will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m., Calgary Time on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Trust will deliver to the Debenture Trustee a cheque or wire transfer for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (less any tax required by law to be deducted), provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.13 post-dated to the applicable Maturity Date. The Debenture Trustee, on behalf of the Trust, will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Trust and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14 U.S. Legend on the Debentures

(a) The Debentures and the Trust Units issuable upon conversion thereof have not been and will not be registered under the 1933 Act. All Debentures and the Trust Units issuable upon conversion thereof issued and sold in the United States in reliance on Rule 144A under the 1933 Act, as well as all Debentures and the Trust Units issuable upon conversion thereof issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the "**U.S. Legend**"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATIONS S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if the Debentures are being sold under clause (B) above, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in **Schedule E** hereto (or as the Trust may prescribe from time to time); and provided, further, that, if any such securities are being sold under clause (C)(2) above, the U.S. Legend may be removed by delivery to the Debenture Trustee of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b) Prior to the issuance of the Debentures, the Trust shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.15 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or specified in a resolution of the directors of APF Energy, on behalf of the Trust, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debenture) the Trust, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of its receipt of funds prior to being required to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Trust will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it

shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Trust is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Trust may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.15(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Trust and the Depository otherwise agree. None of the Trust, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.16 Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units on a fully diluted basis, whether by way of conversion of Debentures to Trust Units, repayment of Debentures by issuance of Trust Units, or otherwise, and APF Energy has informed the Debenture Trustee and the transfer agent and registrar of the Trust Units of this restriction. The Debenture Trustee may, upon receipt of written direction of the Trust, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% or more of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, it shall make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trust determines that a majority of the Trust Units, on a fully diluted basis, are held by non-residents, the Trust shall send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such manner as the Trust may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not less than 60 days. If the Debentureholders or Unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided the Trust with satisfactory evidence that they are not non-residents within such period, the Trust may on behalf of such Debentureholder or Unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, the Trust shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal

representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

3.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Trust shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures except in the following circumstances or as otherwise specified in a resolution of the trustee, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Trust has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Trust has not appointed a successor Depository for such Global Debentures;

(iii) Global Debentures may be transferred at any time after the Trust has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depositary Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v) Global Debentures may be transferred if required by applicable law; or

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i) the Trust and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book-entry transfers among the Depository Participants; and

(iv) whenever this Trust Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participant, and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with the *Securities Act* (Alberta) and other applicable securities laws (including national policies or instruments). Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of such Debenture, save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 No Notice of Trusts

Neither the Trust nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Trust, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Trust or by the Debenture Trustee, in writing, furnish the Trust or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in the cities of Calgary and Toronto or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Trust with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Trust shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Trust nor the Debenture Trustee nor any registrar shall be required to:

(i) make transfers, exchanges or conversions of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii) make transfers, exchanges or conversions of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b) Subject to any restriction herein provided, the Trust with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary and Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued, and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trust and/or the Debenture Trustee for the same and neither the Trust nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(c) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to the Trust.

(d) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Trust.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Applicability of Article

Subject to regulatory approval, the Trust shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Trust Units as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof

Subject to regulatory approval, the Trust shall also have the right at its option to repay, either in whole or in part, on maturity, either by payment of money in accordance with Section 2.13, by issuance of Freely Tradeable Trust Units as provided in Section 4.10 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures

issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

4.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3 Notice of Redemption

Notice of redemption (the "**Redemption Notice**") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor, subject to Section 4.6(b), less than 30 days prior to the date fixed for redemption (the "**Redemption Date**") in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Trust; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary

notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Trust Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Monies or Trust Units

Redemption of Debentures shall be provided for by the Trust depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Trust Units, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque or wire transfer for such amounts required under this Section 4.5 post-dated to the Redemption Date. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6 Right to Repay Redemption Price in Trust Units

(a) Subject to the other provisions of this Section 4.6, the Trust may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units on the Redemption Date (the "**Unit Redemption Right**").

(b) The Trust shall exercise the Unit Redemption Right by so specifying in the Redemption Notice which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Redemption Date. The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Unit Redemption Right.

(c) The Trust's right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i) the qualification of the Trust Units to be issued on exercise of the Unit Redemption Right as Freely Tradeable;

(ii) the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Redemption Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Trust shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Redemption Right, upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice, the Trust shall on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which such holders are entitled.

(e) No fractional Trust Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Redemption Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Trust Units issued on due exercise by the Trust of its Unit Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) In the event that the Trust duly exercises its Unit Repayment Right, the Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Redemption Right as provided herein, and shall issue to Debentureholders to whom Trust Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Trust Units as shall be issuable in such event. All Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Trust Units upon exercise of the Unit Redemption Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Trust Units in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to

cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the Redemption Price of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in **Schedule E** hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or take delivery of certificates representing such Trust Units issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture. In the event that any money, or certificates, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies or certificates shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Trust, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the Redemption Date, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Trust but prior to six years after the redemption.

4.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9 Purchase of Debentures by the Trust

Unless otherwise specifically provided with respect to a particular series of Debentures, the Trust may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may, at the option of the Trust, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Trust is prepared to accept, the Debentures to be purchased by the Trust shall be selected by the Debenture Trustee on a *pro rata* basis or in such other manner consented to by the Toronto Stock Exchange which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10 Right to Repay Principal Amount in Trust Units

(a) Subject to the other provisions of this Section 4.10, the Trust may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the maturity of such Debentures (the "**Maturity Date**") that number of Freely Tradeable Trust Units obtained by dividing the $1,000 principal amount of the Debentures by 95% of the Current Market Price of the Trust Units on the Maturity Date (the "**Unit Repayment Right**").

(b) The Trust shall exercise the Unit Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c) The Trust's right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i) the qualification of the Trust Units to be issued on exercise of the Unit Repayment Right as Freely Tradeable;

(ii) the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Maturity Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Trust shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Repayment Right, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, the Trust shall on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Maturity Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which such holders are entitled. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Unit Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e) No fractional Trust Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Maturity Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Trust Units issued on due exercise by the Trust of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Repayment Right as provided herein, and shall issue to Debentureholders to whom Trust Units will be issued pursuant to exercise of the Unit Repayment Right, such number of Trust Units as shall be issuable in such event. All Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Trust Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof

(except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradeable Trust Units in accordance with this Section 4.10 and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the principal amount of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in **Schedule E** hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.15.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1 Applicability of Article

The indebtedness, liabilities and obligations of the Trust hereunder (except as provided in Section 15.15) or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Trust Units or other securities similar in nature thereto upon any conversion pursuant to Article 6, upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4 (collectively the "**Debenture Liabilities**"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the full and final payment of all Senior Indebtedness of the Trust and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2 Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Trust or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust:

(a) all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b) any payment or distribution of assets of the Trust, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c) the Senior Creditors or a receiver or a receiver-manager of the Trust or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Trust assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by :

(i) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(ii) the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or other Trustee or any of them to any money or property of the Trust;

(v) the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii) the date of giving or failing to give notice to or making demand upon the Trust or APF Energy; or

(viii) any other matter whatsoever.

5.3 Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior payment in full of all Senior Creditors, the Debentureholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Trust to the extent of the application thereto of such payments or other assets which would have been received by the Debentureholders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Debentureholders of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Trust, its creditors other than the Senior Creditors, and the Debentureholders, be deemed to be a payment by the Trust to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are and are intended

solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the Senior Creditors, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Trust or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4 Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Trust, its creditors other than the Senior Creditors, and the Debentureholders, the obligation of the Trust, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Trust other than the Senior Creditors, nor shall anything herein or therein prevent the Debenture Trustee or the Debentureholders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the Senior Creditors.

5.5 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of default with respect to any Senior Indebtedness permitting a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Trust with respect to the Debenture Liabilities and neither the Debenture Trustee nor the Debentureholders shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been, paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6 Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Trust to make, or prevent the Trust from making, at any time except as prohibited by, Section 5.2 or 5.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by Section 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.2 or 5.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. Upon request of the Trust, and upon being furnished an Officer's Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with the Trust and the person or persons named in such Officer's Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor and for such other matters, such as an agreement not to amend the provisions of this Article 5 and the definitions used herein without the consent of such Senior Creditor, as the Senior Creditor may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures contained, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Trust, any Debentureholder or any Senior Creditor.

5.9 Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any non-compliance by the Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Trust, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12 Additional Indebtedness

This Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.14 Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Trust Units or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Trust Units into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Trust Units shall be adjusted for in the manner provided in Section 6.6.

6.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Trust, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Trust is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Trust to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Trust's offer, respectively.

6.4 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Trust Units shall surrender such Debenture to the Debenture Trustee at either of its principal offices in the City of Calgary or the City of Toronto together with a conversion notice in the form attached hereto as **Schedule D** or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture

Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Trust as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Trust Units into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trust shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Trust Units and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "**Date of Conversion**") on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Trust Units is closed, the person or persons entitled to receive Trust Units shall become the holder or holders of record of such Trust Units as at the date on which such register is next reopened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d) Upon a holder of any Debenture exercising his right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee in accordance with Section 6.4(a), the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion and the Trust Units issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of unitholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Trust Units pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Trust Units.

6.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Trust shall (i) subdivide or redivide the outstanding Trust Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Trust Units into a smaller number of units, or (iii) issue Trust Units to the holders of all or substantially all of the outstanding Trust Units by way of a dividend or distribution (other than the issue of Trust Units to holders of Trust Units who have elected to receive dividends or distributions in the form of Trust Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Trust Units), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Trust Units by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Trust Units resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Trust Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Trust

Units by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Trust Units under subsections (b) and (c) of this Section 6.5.

(b) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Trust Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Trust Units (or securities convertible into Trust Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Trust Unit on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date plus a number of Trust Units equal to the quotient obtained by dividing the aggregate price of the total number of additional Trust Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Trust Unit, and of which the denominator shall be the total number of Trust Units outstanding on such record date plus the total number of additional Trust Units offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Trust Units (or securities convertible into Trust Units) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Trust Units of (i) units of any class other than Trust Units and other than units distributed to holders of Trust Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof as at a specified date to subscribe for or purchase Trust Units or securities convertible into Trust Units for a period of not more than 45 days after such date), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date multiplied by the Current Market Price per Trust Unit on such record date, less the fair market value (as determined by the directors of APF Energy, on behalf of the Trust, with the approval of the Debenture Trustee, which determination shall be conclusive) of such units, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Trust Units outstanding on such record date multiplied by such Current Market Price per Trust Unit. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only such units, rights, options, warrants, evidences of indebtedness or assets actually distributed were included in such fraction, as the case may be. In clause (iv) of this subsection (c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of unitholders.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Trust Units or a capital reorganization of the Trust other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Trust with or into any other person or other entity; or a sale or conveyance of the assets of the Trust as an entirety or substantially as an entirety to any other person or other entity or a liquidation, dissolution or winding-up of the Trust, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the

number of Trust Units then sought to be acquired by it, the number of trust units, shares or other securities or assets of the Trust or of the person or other entity resulting from such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, or to which such sale or conveyance may be made or which holders of Trust Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Trust Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of APF Energy, on behalf of the Trust, to give effect to or to evidence the provisions of this Section 6.5(d), the Trust, its successor, or such purchasing person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any trust units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Trust and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Trust, any successor to the Trust or such purchasing person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5 and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or to a liquidation, dissolution or winding-up.

(e) In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Trust may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Trust Units issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Trust Units declared in favour of holders of record of Trust Units on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Trust Units pursuant to Section 6.4(b).

(f) The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) For the purpose of calculating the number of Trust Units outstanding, Trust Units owned by or for the benefit of the Trust shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust); such accountants shall have access to all necessary records of the Trust and such determination shall be binding upon the Trust, the Debenture Trustee, and the Debentureholders.

(i) In case the Trust shall take any action affecting the Trust Units other than action described in this Section 6.5, which in the opinion of the directors of APF Energy, on behalf of the Trust, would materially affect the

rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of APF Energy, on behalf of the Trust, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as the directors of APF Energy, on behalf of the Trust, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event (or to receive the benefit of such event on conversion of their Debentures) on the same terms *mutatis mutandis* as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Trust Units at less than the Current Market Price for such Trust Units on the date of issuance or the then applicable Conversion Price.

6.6 No Requirement to Issue Fractional Trust Units

The Trust shall not be required to issue fractional Trust Units upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Trust Units issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Trust Unit would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Trust shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price.

6.7 Trust to Reserve Trust Units

The Trust covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Trust Units, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Trust Units as shall then be issuable upon the conversion of all outstanding Debentures. The Trust covenants with the Debenture Trustee that all Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

6.8 Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be delivered in accordance with Section 6.4(a) to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9 Certificate as to Adjustment

The Trust shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust) and shall be conclusive and binding on all parties in interest. When so approved, the Trust shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Trust Units, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or

readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Trust has given notice otherwise than under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10 Notice of Special Matters

The Trust covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than a subdivision, redivision, reduction, combination or consolidation of its Trust Units) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Trust shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days, in each case, prior to such applicable record date.

6.11 Protection of Debenture Trustee

Subject to Section 15.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Trust Units or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Trust to make any cash payment or to issue, transfer or deliver Trust Units, units or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12 U.S. Legend on Trust Units

Each certificate representing Trust Units issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange or in substitution for the foregoing securities, shall also bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in **Schedule E** hereto (or as the Trust may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 7
COVENANTS OF THE TRUST

The Trust hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1 To Pay Principal and Interest

The Trust will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2 To Pay Debenture Trustee's Remuneration

The Trust will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3 To Give Notice of Default

The Trust shall notify the Debenture Trustee immediately upon obtaining knowledge of any Event of Default hereunder.

7.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Trust will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

7.5 Keeping of Books

The Trust will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Trust in accordance with generally accepted accounting principles.

7.6 Annual Certificate of Compliance

The Trust shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer's Certificate as to the knowledge of such officer of APF Energy who executes the Officer's Certificate of the Trust's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.7 No Distributions on Trust Units if Event of Default

The Trust shall not declare or make any distribution to the holders of its issued and outstanding Trust Units after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.8 Limitation on Additional Debentures

The Trust shall not issue additional debentures which are convertible at the option of the holder into Trust Units ("**convertible debentures**") of equal ranking to the Initial Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust would exceed 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures.

7.9 Performance of Covenants by Debenture Trustee

If the Trust shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Trust or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee in such performance shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Trust of any default hereunder.

ARTICLE 8
DEFAULT

8.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "**Event of Default**":

(a) failure for 10 days to pay interest on the Debentures when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) default in the observance or performance of any material covenant or condition of this Indenture by the Trust for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default;

(d) if a decree or order of a court having jurisdiction is entered adjudging the Trust a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Trust, or appointing a receiver of, or of any substantial part of, the property of the Trust or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e) if the Trust institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) for such bankruptcy or insolvency or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Trust or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) if a resolution is passed for the winding-up or liquidation of the Trust except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g) if, after the date of this Indenture, any proceedings with respect to the Trust are taken with respect to a compromise or arrangement, with respect to creditors of the Trust generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Trust declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Trust shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Trust, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Trust on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Trust's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series.

For purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable, unless the context otherwise requires.

8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Trust in writing.

8.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Trust of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured

or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Trust shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Trust or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6 Application of Monies by Debenture Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Trust pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to the Trust or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Trust or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Trust or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest (if any) due to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Trust as the Debenture Trustee shall deem sufficient.

8.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by equity.

8.10 Judgment Against the Trust

The Trust covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

8.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, trustee or holder of Trust Units of the Trust or of any successor, in each case in such capacity, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Trust herein or in the Debentures contained.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1 Cancellation and Destruction

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Trust, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) the Trust shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b) in respect of monies or Trust Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Trust shall be entitled to direct the Debenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Trust Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Trust Units, if applicable, so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Monies or Trust Units

Subject to applicable law, any monies or Trust Units, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Trust by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Trust Units, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Trust Units, if applicable, were so repaid to the Trust shall have no rights in respect thereof except to obtain payment and delivery of the monies or Trust Units, if applicable, from the Trust subject to any limitation provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after such setting aside, the Trust shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Trust but prior to six years after such setting aside.

9.4 Discharge

The Debenture Trustee shall at the written request of the Trust release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5 Satisfaction

(a) The Trust shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Trust Units, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Trust Units, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Trust Units, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii) the Trust has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) the Trust has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Articles 2 and 4 and the provisions of Article 1 pertaining to Articles 2 and 4) shall no longer be binding upon or applicable to the Trust.

(c) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Trust has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Trust shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6 Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Trust shall continue to have and be subject to their respective rights, duties and obligations under Articles 2 and 4.

ARTICLE 10
TRUST UNIT INTEREST PAYMENT ELECTION

10.1 Trust Unit Interest Payment Election

(a) Provided that the Trust is not in default under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Trust Units are then listed), the Trust shall have the right, from time to time, to make a Trust Unit Interest Payment Election in respect of any Interest Obligation by delivering a Trust Unit Interest Payment Election Notice to the Debenture Trustee no later than the date required by applicable law or the rules of any stock exchange on which the Debentures or Trust Units are then listed.

(b) Upon receipt of a Trust Unit Interest Payment Election Notice, the Debenture Trustee shall, in accordance with this Article 10 and such Trust Unit Interest Payment Election Notice, deliver Trust Unit Bid Requests to the investment banks, brokers or dealers identified by the Trust, in its absolute discretion, in the Trust Unit Interest Payment Election Notice. In connection with the Trust Unit Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Trust Units from the Trust and process the Trust Units in accordance with the Trust Unit Interest Payment Election Notice; (ii) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Trust in the Trust Unit Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Trust in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Trust Unit Interest Payment Election was made; and (iv) perform any other action necessarily incidental thereto as directed by the Trust in its absolute discretion. The Trust Unit Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Trust Unit Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation on the Trust Unit Delivery Date.

(c) The Trust Unit Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Trust, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Trust Units on the Trust Unit Delivery Date, to withdraw the Trust Unit Interest Payment Election (which shall have the effect of withdrawing each related Trust Unit Bid Request), whereupon the Trust shall be obliged to pay in cash the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice has been delivered.

(d) Any sale of Trust Units pursuant to this Article 10 may be made to one or more persons whose bids are solicited, but all such sales with respect to a particular Trust Unit Interest Payment Election shall take place concurrently on the Trust Unit Delivery Date.

(e) The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Trust elects to satisfy the Interest Obligation pursuant to a Trust Unit Interest Payment Election.

(f) The Debenture Trustee shall inform the Trust promptly following receipt of any bid or bids for Trust Units solicited pursuant to the Trust Unit Bid Requests. The Debenture Trustee shall accept such bid or bids as the Trust, in its absolute discretion, shall direct by Written Direction of the Trust, provided that the aggregate proceeds of all sales of Trust Units resulting from the acceptance of such bids, together with the amount of any cash payment by the Trust in lieu of any fractional Trust Units, on the Trust Unit Delivery Date, must be equal to the related Trust Unit Interest Payment Election Amount in connection with any bids so accepted, and the Trust, the Debenture Trustee (if required by the Trust in its absolute discretion) and the applicable bidders shall, not later than the Trust Unit Delivery Date, enter into Trust Unit Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed. The Trust shall pay all fees and expenses in connection with the Trust Unit Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g) Provided that: (i) all conditions specified in each Trust Unit Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Trust Units to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Trust Unit Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Trust Unit Delivery Date, the Trust shall, on the Trust Unit Delivery Date, deliver to the Debenture Trustee the Trust Units to be sold on such date, an amount in cash equal to the value of any fractional Trust Units and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Trust Unit Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Trust Unit Delivery Date by the delivery of the Trust Units to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Trust Unit Interest Payment Election Amount (less any amount attributable to any fractional Trust Units), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Trust Unit Interest Payment Election Amount will be to receive same from the Debenture Trustee out of the proceeds of such sales of Trust Units plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Trust in respect of the Interest Obligation.

(h) The Debenture Trustee shall, on the Trust Unit Delivery Date, use the sale proceeds of the Trust Units (together with any cash received from the Trust in lieu of any fractional Trust Units) to purchase, on the direction of the Trust in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "**Trust Unit Proceeds Investment**") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "**Interest Account**") for such Debentures. The Debenture Trustee shall hold such Trust Unit Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Trust Unit Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Trust Unit Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Trust Unit Proceeds Investment or otherwise in excess of the Trust Unit Interest Payment Election Amount to the Trust.

(i) Neither the making of a Trust Unit Payment Election nor the consummation of sales of Trust Units on a Trust Unit Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Trust Units in satisfaction of such Interest Obligation.

(j) No fractional Trust Units will be issued in satisfaction of interest but in lieu thereof the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 11
SUCCESSORS

11.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "**Successor**") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

   (i) the Successor will have assumed all the covenants and obligations of the Trust under this Indenture in respect of the Debentures;

   (ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

   (iii) in the case of an entity organized otherwise than under the laws of the Province of Alberta, shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Trust (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Indenture with the same effect as though the Successor had been named as the Trust herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Trust shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Trust delivering to the Debenture Trustee an opinion of Counsel to the effect that the conditions of Section 11.1 will have been duly observed and performed on completion of the transaction and that the transaction shall not result in any material adverse tax consequences to the Trust or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

12.1 Definitions

In this Article:

(a) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Alberta);

(b) "**Dissenting Debentureholders**" means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Initial Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) "**Offer**" means an offer to acquire outstanding Initial Debentures where, as of the date of the offer to acquire, the Initial Debentures that are subject to the offer to acquire, together with the Offeror's Initial Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Initial Debentures;

(d) "**offer to acquire**" includes an acceptance of an offer to sell;

(e) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Initial Debentures;

(f) "**Offeror's Notice**" means the notice described in Section 12.3; and

(g) "**Offeror's Initial Debentures**" means Initial Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person acting jointly or in concert with the Offeror.

12.2 Offer for Debentures

If an Offer for all of the outstanding Initial Debentures (other than Offeror's Initial Debentures) is made and:

(a) within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Initial Debentures, other than the Offeror's Initial Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Initial Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 12.3 and 12.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Initial Debentures held by the Dissenting Debentureholder for the same consideration per Initial Debenture payable or paid, as the case may be, under the Offer.

12.3 Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Initial Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Initial Debentures, other than Offeror's Initial Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Initial Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Initial Debentures to the Offeror on the terms on which the Offeror acquired the Initial Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Debentureholders must send their respective Initial Debenture certificate(s) to the Debenture Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Initial Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer.

12.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Initial Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.5. The Debenture Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 12.3, the Debenture Trustee, if the Offeror has complied with Section 12.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Initial Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12; and

(c) send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

  (i) his or her Initial Debentures have been transferred to the Offeror;

  (ii) the Debenture Trustee or some other person designated in such notice is holding in trust the consideration for such Initial Debentures; and

(iii) the Debenture Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Initial Debenture certificate(s) or such other documents as the Debenture Trustee or such other person may require in lieu thereof;

and the Debenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

12.8 Communication of Offer to Trust

An Offeror cannot make an Offer for Initial Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

13.1 Right to Convene Meeting

The Debenture Trustee or the Trust may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Trust or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Trust or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Trust or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Debenture Trustee.

13.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the "**especially affected series**") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "**Serial Meeting**"; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Trust for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or any of Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

13.4 Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally

convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

13.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

13.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Trust (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Trust or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Trust or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10 Persons Entitled to Attend Meetings

The Trust and the Debenture Trustee, by their respective officers and directors, the Auditors of the Trust and the legal advisers of the Trust, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Trust, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Trust and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Trust;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into units, bonds, debentures or other securities or obligations of the Trust or of any other person formed or to be formed;

(m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

13.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the

Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

13.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17 Evidence of Rights of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14
NOTICES

14.1 Notice to Trust

Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust at: 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Attention: President, and a copy delivered to Parlee McLaws LLP, 3400, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Attention: Nancy Penner, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trust may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

14.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in

the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

14.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15
CONCERNING THE DEBENTURE TRUSTEE

15.1 No Conflict of Interest

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Trust 90 days notice in writing or such shorter notice as the Trust may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Trust, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct at the Trust's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new

Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Trust, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Trust be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Trust.

15.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

15.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

The Trust shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Trust or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Trust, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 15.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a certificate made by any one officer or director of APF Energy, on behalf of the Trust, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Trust, whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employer of the Trust it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Trust shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, its certificate that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Trust shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Indenture.

15.6 Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officer's Certificate.

15.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Trust, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties

hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Trust.

15.8 Debenture Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

15.9 Investment of Monies Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies at the written direction of the Trust given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Trust, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Trust all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12 Debenture Trustee Not Bound to Act on Trust's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Trust or of the trustee until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

15.13 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

15.14 Authority to Carry on Business

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.15 Compensation and Indemnity

(a) The Trust shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Trust and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Trust hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Trust promptly of any claim for which it may seek indemnity. The Trust shall defend the claim and the Debenture Trustee shall co-operate in the defence. The Debenture Trustee may have separate counsel and the Trust shall pay the reasonable fees and expenses of such Counsel. The Trust need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c) The Trust need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through negligence or bad faith or breach of the Debenture Trustee's duties hereunder.

15.16 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the directors of APF Energy, on behalf of the Trust, the Trust, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of the Trust herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(f) for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Trust and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Trust and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Trust provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

17.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2 Contracts of the Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the trust indenture by which the Trust is established, as amended from time to time.

17.3 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of July 3, 2003 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

APF ENERGY TRUST, by
APF ENERGY INC.

By: (Signed) "Steven Cloutier"
President and Chief Operating Officer

APF ENERGY INC.

By: (Signed) "Steven Cloutier"
President and Chief Operating Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (Signed) "Laura Leong"

By: (Signed) "Lucy Liu"

SCHEDULE "A"

TO THE TRUST INDENTURE AMONG

APF ENERGY TRUST, APF ENERGY INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to APF Energy Trust or its agent for registration of transfer, exchange or payment, and any Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

CUSIP 00185Y AA 0

No. • **$50,000,000**

APF ENERGY TRUST

(A trust governed by the laws of Alberta)

9.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE JULY 31, 2008

APF ENERGY TRUST (the "**Trust**") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "**Indenture**") dated as of July 3, 2003 among the Trust, APF Energy Inc. and Computershare Trust Company of Canada (the "**Debenture Trustee**"), promises to pay to the registered holder hereof on July 31, 2008 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Fifty Million Dollars ($50,000,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 9.40% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on July 31 and January 31 in each year commencing on January 31, 2004 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from, and including, July 3, 2003 to, but excluding January 31, 2004, which will be equal to $54.60 for each $1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $50,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued

and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $11.25 (the "**Conversion Price**") per Trust Unit, being a rate of approximately 88.8889 Trust Units for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before July 31, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After July 31, 2006 and on or prior to July 31, 2007, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After July 31, 2007 and prior to maturity, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "**Offer**"). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made to acquire outstanding Initial Debentures where, as of the date of the offer to acquire, the Initial Debentures subject to the offer to acquire, together with the Initial Debentures beneficially owned or over which control or direction is exercised by the Offeror, the Associates and Affiliates of the Offeror and any person acting jointly or in concert with the Offeror constitute 20% or more of the outstanding principal amount of Initial Debentures, and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer to acquire by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF APF ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the 3rd day of July, 2003.

APF ENERGY TRUST, by
APF Energy Inc.

By: ______________________________

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 9.40% Convertible Unsecured Subordinated Debentures due July 31, 2008 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $____________ principal amount hereof*) of APF ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ____

Address of Transferee: ____
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

______________________________ ______________________________
Authorized Officer Signature of transferring registered holder

____
Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

APF ENERGY TRUST

9.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE JULY 31, 2008

Initial Principal Amount: $50,000,000 CUSIP: 00185Y AA 0

Authorization: ________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE TRUST INDENTURE AMONG

APF ENERGY TRUST, APF ENERGY INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

APF ENERGY TRUST

9.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To: Holders of 9.40% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of APF Energy Trust (the "**Trust**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "**Indenture**") dated as of July 3, 2003 among the Trust, APF Energy Inc. and Computershare Trust Company of Canada (the "**Debenture Trustee**"), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "**Redemption Date**"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "**Redemption Price**"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "**Total Redemption Price**").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue, SW
Calgary AB T2P 3S8

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units.

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Trust Units, cash representing the balance of the Redemption Price.]

DATED:

APF ENERGY TRUST, by
APF Energy Inc.

____
(Authorized Director or Officer of
APF Energy Inc.)

SCHEDULE "C"

TO THE TRUST INDENTURE AMONG

APF ENERGY TRUST, APF ENERGY INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE "C"

Form of Maturity Notice

APF ENERGY TRUST

9.40% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To: Holders of 9.40% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of APF Energy Trust (the "**Trust**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "**Indenture**") dated as of July 3, 2003 among the Trust, APF Energy Inc. and Computershare Trust Company of Canada, as trustee (the "**Debenture Trustee**"), that the Debentures are due and payable as of July 31, 2008 (the "**Maturity Date**") and the Trust elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

APF ENERGY TRUST, by
APF Energy Inc.

____
(Authorized Director or Officer of
APF Energy Inc.)

SCHEDULE "D"

TO THE TRUST INDENTURE AMONG

APF ENERGY TRUST, APF ENERGY INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE

TO: APF ENERGY TRUST

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 9.40% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of APF Energy Trust issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ______________________________

____
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Trust Units are to be issued, delivered and registered)

Name: ______________________________

____
(Address)

____
(City, Province and Postal Code)

Name of guarantor: ______________________________

Authorized signature: ______________________________

SCHEDULE "E"

TO THE TRUST INDENTURE AMONG

APF ENERGY TRUST, APF ENERGY INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada, as trustee and registrar of the 9.40% Convertible Unsecured Subordinated Debentures and Trust Units of APF Energy Trust

The undersigned (a) acknowledges that the sale of the securities of APF Energy Trust (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States, and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________ By: ______________________________

Name: ______________________________

Title: ______________________________


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005

MANAGEMENT'S DISCUSSION and ANALYSIS

This Management's Discussion and Analysis ("MD&A") for APF Energy Trust ("APF" or the "Trust") should be read in conjunction with the unaudited interim Consolidated Financial Statements ("Interim Consolidated Financial Statements") for the period ended March 31, 2005 and the December 31, 2004 audited annual consolidated financial statements ("consolidated financial statements") and related note disclosures. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are presented in Canadian currency (except where indicated as being in another currency).

This MD&A is dated May 11, 2005

Results of Operations

PRODUCTION

The Trust increased average production volumes by 39 percent to 17,820 boe/d for the period ended March 31, 2005, due primarily to the acquisition of Great Northern Exploration Ltd ("Great Northern") which added 5,600 boe/d of production effective June 2004, combined with a drilling program which achieved a 98 percent success rate. Natural gas production averaged 57,689 mcf/d in the first quarter 2005, 53 percent higher than the comparable period which averaged 37,729 mcf/d. Strengthened natural gas production reflects full quarter production from drilling and acquisition activities undertaken throughout 2004 including the purchase of Great Northern. New production added in the first quarter of 2005 was primarily attributable to the tie in of natural gas wells drilled during the fourth quarter of 2004.

The Trust increased light/medium and heavy oil production by 23 and 4 percent, respectively, during the period ended March 31, 2005, despite inclement weather conditions and early break-up. NGL and natural gas daily production volumes increased 113 percent relative to the comparable period last year, due primarily to the gas-levered Great Northern acquisition.

	Three Months Ended March 31		
	2005	2004	% Change
Light/medium crude oil (bbl/d)	**6,191**	5,031	23
Heavy oil (bbl/d)	**1,111**	1,073	4
NGL (bbl/d)	**903**	424	113
Natural gas (mcf/d)	**57,689**	37,729	53
Total (boe/d)	**17,820**	12,816	39
Production split			
Oil & NGLs	**46%**	51%	(10)
Natural Gas	**54%**	49%	10

COMMODITY PRICES AND RISK MANAGEMENT

First quarter crude prices before realized derivatives increased 24 percent, compared to the same quarter in 2004, which is consistent with the upward trend of the benchmark West Texas Intermediate ("WTI") over the same period. APF received a lower price than WTI due to the price differential between light oil and heavy oil. The increased WTI price was partially offset by the weakening of the US dollar which declined 7 percent in value against the Canadian dollar. First quarter natural gas prices before realized derivatives increased 7 percent over the comparable quarter, while the benchmark AECO price decreased slightly.

Price realizations included the impact of realized crude oil and natural gas financial derivative instruments. For the quarter ended March 31, 2005, crude oil price realizations increased 24 percent to $43.53 per boe and include the settlement of crude oil derivatives, which lowered pricing before derivatives by 11 percent or $4.58 per boe.

The impact of realized derivatives did not significantly impact natural gas price realizations. Consistent with pricing before derivatives, for the year period ended March 31, 2005, price realizations were up slightly to $7.13 per mcf, which represents a 3 percent increase over the comparable quarter.

	Three Months Ended March 31		
Prices - Before Derivatives ($Cdn.)	**2005**	2004	% Change
Light/medium crude oil (bbl)	**$ 53.26**	$ 40.94	30
Heavy oil (bbl)	**19.43**	28.95	(33)
Total crude oil (bbl)	**48.11**	38.83	24
NGLs (bbl)	**44.11**	33.80	31
Natural gas (mcf)	**7.08**	6.63	7
Total (boe)	**$ 44.88**	$ 39.13	15
Realized Oil and Gas Derivatives ($Cdn.)			
Crude oil (bbl)	**$ (4.58)**	$ (3.77)	21
Natural gas (mcf)	**0.05**	0.31	(84)
Total (boe)	**$ (1.71)**	$ (0.86)	99
Prices - After Realized Oil and Gas Derivatives ($Cdn.)			
Total crude oil (bbl)	**$ 43.53**	$ 35.06	24
NGLs (bbl)	**44.11**	33.80	31
Natural gas (mcf)	**7.13**	6.95	3
Total (boe)	**$ 43.17**	$ 38.27	13
Reference Pricing			
WTI ($U.S./bbl)	**49.84**	35.15	42
Edmonton Par ($Cdn./bbl)	**61.67**	45.59	35
AECO gas ($Cdn./mcf)	**6.51**	6.61	(1)
Foreign exchange ($U.S./$Cdn.)	**1.2270**	1.3178	(7)

Derivative instruments are used to manage exposure to foreign currency exchange rates, interest rates and electricity rates. APF does not enter into derivative contracts for speculative purposes. The Trust's objective is to provide unitholders with stable cash distributions and strong overall returns. The Trust has established a risk management framework to mitigate risks inherent in the oil and gas sector.

RISK MANAGEMENT

Electricity price risk

At March 31, 2005, the Trust had a 2MW (7x24) contract with a fixed price of $46.40/MWh for calendar 2005. The Trust's electricity cost management activities had an unrealized gain of $0.12 million at March 31, 2005.

Foreign currency risk

The Trust's currency risk management activities had an unrealized gain of $1.02 million at March 31, 2005. The derivative instruments currently outstanding are as follows:

Term	Type of Contract	Amount ($U.S.000)	Exchange Rate ($U.S. / $Cdn.)
April 2005	Forward	5,000	1.3550
April 2005	Forward	5,000	1.3680
April to December 2005	Collar	5,000	1.2300 to 1.2700
April to December 2005	Collar	10,000	1.2000 to 1.2600
April to December 2005	Collar	10,000	1.2300 to 1.2700

The costless collar arrangements have counterparty call options on December 30, 2005 whereby the Trust's counterparty can extend the contract term for calendar 2006 at an average rate of 1.2740.

Interest rate risk

At March 31, 2005 the Trust's interest rate risk management activities had an unrealized loss of $0.41 million related to the following fixed rate contracts:

Term	Amount ($000)	Interest rate
April to November 2005	20,000	3.58% plus stamping fee
April 2005 to May 2006	20,000	3.60% plus stamping fee
April 2005 to March 2007	20,000	3.58% plus stamping fee
April 2005 to September 2007	20,000	3.65% plus stamping fee

Commodity price risk

The Trust uses derivative instruments as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows available for unitholder distributions and future development programs. At March 31, 2005, the Trust had recorded a $12.89 million unrealized loss on outstanding crude oil derivative instruments and a $6.00 million unrealized loss on outstanding natural gas derivative instruments.

Following is a summary of crude oil and natural gas derivative instruments outstanding at March 31, 2005:

			2005			2006	
Type and term of contracts	Commodity	Q2	Q3	Q4	Q1	Q2	Q3
Collar ($U.S./mmbtu)							
Average floor	Natural gas	6.50	6.50	6.50	–	–	–
Average ceiling	Natural gas	6.90	6.90	6.90	–	–	–
Average production (mmbtu/day)	Natural gas	5,000	5,000	1,667	–	–	–
Collar ($Cdn./GJ)							
Average floor	Natural gas	6.13	6.13	6.72	6.92	–	–
Average ceiling	Natural gas	7.25	7.25	9.10	9.72	–	–
Average production (GJ/day)	Natural gas	20,000	20,000	26,667	30,000	–	–
Collar ($U.S./bbl)							
Average floor	Crude Oil	40.50	43.14	46.50	45.43	46.20	50.00
Average ceiling	Crude Oil	47.18	51.08	54.48	54.26	55.38	64.00
Average production (bbls/day)	Crude Oil	3,000	3,500	3,000	3,500	2,500	500
Sold call ($U.S./bbl)							
Average price	Crude Oil	40.95	–	–	–	–	–
Average production	Crude Oil	500	–	–	–	–	–
Average premium (bbls/day)	Crude Oil	3.45	–	–	–	–	–
Swap ($U.S./bbl)							
Average price	Crude Oil	36.66	–	–	–	–	–
Average production (bbls/day)	Crude Oil	667	–	–	–	–	–

Following the announcement of the proposed combination with StarPoint, APF in conjunction with and on behalf of StarPoint, entered into the following crude oil and natural gas derivative instruments to assist the combined entity in locking in the valuation metrics of the transaction and to maintain solid, steady distributions to unitholders. Following is a summary of crude oil and natural gas derivative instruments entered into subsequent to March 31, 2005:

		2005		2006				For all of
Type and term of contracts	Commodity	Q3	Q4	Q1	Q2	Q3	Q4	2007
Swap ($Cdn./GJ)								
Average price	Natural gas	7.65	7.76	7.70	7.56	7.56	7.56	–
Average production (GJ/day)	Natural gas	9,000	6,000	8,000	16,000	16,000	16,000	–
Swap ($Cdn./bbls)								
Average price	Crude oil	67.60	67.25	65.01	64.56	64.52	64.52	63.49
Average production (bbls/day)	Crude oil	1,000	1,500	1,300	2,250	2,500	2,500	1,000

OIL AND GAS REVENUE

Gross oil and gas revenue for the period ended March 31, 2005 increased 58 percent over the comparable quarter in 2004 due to the Trust's acquisition of Great Northern and sustained strength in commodity prices.. The variance can be explained by a 15 percent increase in prices (before realized derivatives) on 39 percent higher production volumes.

Oil and Gas	Three Months Ended March 31		
($000 except per boe amounts)	2005	2004	% Change
Light/medium crude oil sales	**29,674**	18,742	58
Heavy oil sales	**1,943**	2,827	(31)
NGL sales	**3,583**	1,306	174
Natural gas sales	**36,777**	22,766	62
Gross oil and gas revenue	**71,977**	45,641	58
Realized oil and gas derivatives	**(2,735)**	(1,027)	166
Transportation	**(1,449)**	(865)	68
Other	**1,214**	714	70
Net oil and gas revenue	**69,007**	44,463	55
Per boe	**$43.03**	$38.12	13

ROYALTIES

Total royalties recorded for the first quarter of 2005 are approximately 18.6 percent of gross oil and gas revenue which represents a 6 percent decrease from the comparable period. Royalties per barrel of oil equivalent produced were 9 percent higher, reflecting the increase in oil prices during the period.

	Three Months Ended March 31		
($000 except per boe amounts)	2005	2004	% Change
Crown royalties	**8,290**	5,426	53
Freehold royalties	**3,830**	2,773	38
Overriding royalties	**1,469**	858	71
Total royalties	**13,589**	9,057	50
% of gross oil and gas revenue	**18.6%**	19.8%	(6)
Per boe	**$8.47**	$7.77	9

OPERATING EXPENSE

On a gross and per boe basis, operating costs were higher for the three months ended March 31, 2005 when compared to the same period in 2004 due primarily to the acquisition and integration of Great Northern. The Trust completed a significant portion of optimization projects on Great Northern properties during the latter part of 2004 and the first quarter of 2005.

	Three Months Ended March 31		
($000 except per boe amounts)	2005	2004	% Change
Operating expense	**14,852**	8,910	67
Per boe	**$ 9.26**	$ 7.64	21

OPERATING NETBACKS

Operating netbacks per boe for the period ended March 31, 2005 increased by 11 percent from $22.71 to $25.30, due primarily to higher price realizations after derivatives and royalty income, offset by higher transportation and operating costs related to Great Northern properties.

	Three Months Ended March 31		
($ per boe)	2005	2004	% Change
Price - after realized derivatives	**$ 43.17**	$ 38.27	13
Other revenue	**0.76**	0.59	29
Royalties	**(8.47)**	(7.77)	9
Operating expense	**(9.26)**	(7.64)	21
Transportation	**(0.90)**	(0.74)	22
Operating netback	**$ 25.30**	$ 22.71	11

GENERAL AND ADMINISTRATIVE

On a gross and per boe basis, general and administrative ("G&A") expense for the first quarter increased commensurate with increased staffing levels required by growth in the Trust's operations from corporate and property acquisitions in 2004. During the quarter, APF increased its technical staff to facilitate growth through the drill bit. Included in G&A, is a performance bonus paid to senior employees, including officers, based on criteria determined by APF's compensation committee.

	Three Months Ended March 31		
($000 except per boe amounts)	2005	2004	% Change
General and administrative	**3,528**	1,839	92
Per boe	**$ 2.20**	$ 1.58	39

INTEREST ON LONG-TERM DEBT AND CONVERTIBLE DEBENTURES

Interest expense on long-term debt on a gross and on a per boe basis has increased commensurate with higher average debt levels used to fund growth in the Trust's operations and to finance the acquisition of Great Northern.

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity instruments. The revised standard requires the Trust to classify the convertible debenture proceeds as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units. The comparative figures presented have been restated to conform to the amended accounting standard.

Interest and financing charges on convertible debentures for the first quarter on a gross basis decreased marginally due to debenture holders converting their debentures to units of APF. The decrease in the per boe interest charge is due a significant increase in production and relatively static interest expense.

	Three Months Ended March 31		
		Restated	
($000 except per boe amounts)	2005	2004	% Change
Interest on long-term debt	**1,836**	977	88
Per boe	**$ 1.14**	$ 0.84	36
Interest and financing charges on convertible debentures	**1,283**	1,325	(3)
Per boe	**$ 0.80**	$ 1.14	(30)

DEPLETION, DEPRECIATION, AND ACCRETION

Depletion, depreciation and accretion ("DD&A") per boe increased 15 percent from the comparable quarter and increased 58 percent on a gross basis for the quarter ended March 31, 2005. The increase in total depletion expense from the prior year is a result of increased production levels and increased depletion rates due primarily to the acquisition of Great Northern and increased capital spending resulting in a larger depletable base.

	Three Months Ended March 31		
($000 except per boe amounts)	2005	2004	% Change
Depletion, depreciation and accretion	**26,981**	17,033	58
Per boe	**$ 16.82**	$ 14.60	15

UNIT-BASED COMPENSATION

During the fourth quarter of 2004, the Trust began using the Black-Scholes option-pricing model to estimate the fair value of unit-based compensation. Previously, the Trust used the excess of the period-end market price over the exercise price as an estimate of fair value. During the first quarter of 2005, the Trust granted 0.35 million unit appreciation rights. The fair value of rights granted was estimated using a Black-Scholes option-pricing model and incorporated the following assumptions: risk-free rate interest rate of 3.66 percent; average volatility of 13.24 percent; expected rights terms of 5 years; and dividend yield of 11.60 percent.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Compensation expense (recovery)	**35**	257	(86)
Per boe	**$0.02**	$0.22	(90)

TAXES

Saskatchewan capital tax and federal large corporation tax increased 29 percent during the three months ended March 31, 2005 reflecting an increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy.

During the first quarter, APF recovered $9.89 million in future income taxes compared to a future tax recovery of $5.61 in the comparable period in 2004. The increase is primary due to the additional future tax liability acquired with the Great Northern acquisition. At March 31, 2005 APF had a future income tax liability of $76.82 million as compared to $86.71 million at the end of 2004.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Capital and other taxes	**782**	605	29
Per boe	**$ 0.49**	$ 0.52	(6)
Recovery of future taxes	**(9,892)**	(5,607)	76

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Trust's performance for the two most recent fiscal years presented on a quarterly basis:

	2005	2004 (Restated)				2003 (Restated)		
($000, except per unit amounts)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	**73,191**	66,066	46,776	39,169	32,141	31,543	32,737	33,295
Net income / (loss)	**(2,371)**	34,870	3,176	4,788	6,802	(3,852)	9,799	20,977
Per unit - basic	**$(0.04)**	$0.60	$0.06	$0.11	$0.18	$(0.11)	$0.30	$0.65
Per unit - diluted	**$(0.04)**	$0.58	$0.06	$0.11	$0.18	$(0.11)	$0.30	$0.65
Cash flow from operations	**32,896**	31,125	29,729	24,415	21,858	14,873	19,389	21,563
Per unit	**$0.55**	$0.53	$0.54	$0.56	$0.58	$0.44	$0.60	$0.67
Distributions declared	**28,594**	28,068	26,517	22,516	19,829	17,822	18,909	18,916
Per unit	**$0.48**	$0.48	$0.48	$0.51	$0.53	$0.53	$0.57	$0.59
Total assets	**860,440**	862,170	833,093	853,234	496,871	498,750	501,689	446,527
Total long-term debt	**183,000**	169,000	150,000	190,000	55,000	98,000	90,000	102,000

Total revenues increased commensurate with production volumes and a strong commodity price environment. Total revenue, beginning January 1, 2004, includes the impact of unrealized derivative losses on commodity contracts outstanding at the end of each quarter. The volatility in quarterly net income is primarily a result of the Trust's unrealized derivative gains/losses.

Cash flow from operations and declared distributions increased steadily since the fourth quarter of 2003. Growth in cash flows was less than the observed increase in gross oil and gas revenues due to realized derivative losses and higher cash operating costs. Non-cash items such as DD&A, future income taxes, and unrealized gains or losses on derivative instruments do not influence the Trust's ability to distribute cash to unitholders.

Significant corporate and property acquisitions explain the movement in total assets and total long-term debt. The increase in long-term debt at the end of the first quarter 2005 is the result of a very active capital development program, accrued for at the end of 2004 and paid during the first quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Included in the calculation of working capital are unrealized derivative instruments measured at fair value and recorded on the balance sheet as a current asset or liability in accordance with EIC 128. At March 31, 2005, a current derivative asset of $1.33 million was recorded on the balance sheet (2004 - $3.31 million) offset by a current derivative liability of $18.39 million (2004 - $3.14 million). The ultimate settlement of these derivative positions is dependent upon changes in commodity prices, foreign currency exchange rates, interest rates and electricity prices during the remaining life of derivative contracts. Excluding the Trust's net current liability for commodity and foreign currency contracts the working capital deficiency would be $4.84 million at March 31, 2005 (2004 – $12.16 million). The Trust's anticipated cash flow from operations will be sufficient to meet this current deficit.

At March 31, 2005, the Trust had a revolving credit and term facility for $200 million (2004 - $200 million) with a syndicate of Canadian financial institutions. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The facility continues to be secured by the Trust's oil and gas properties. At March 31, 2005, $183 million was drawn under the facility (2004 – $169 million).

(000, except per unit amount)	March 31, 2005	December 31, 2004
Units outstanding	59,944	58,845
Trust unit price [1]	12.00	11.72
Market Value	719,328	689,663
Working capital deficiency	21,894	11,991
Convertible debentures	48,561	48,566
Bank debt	183,000	169,000
Total capitalization [2]	972,783	919,220

(1) Based on closing price at March 31, 2005

(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

UNITHOLDERS' EQUITY

At March 31, 2005, the Trust had 59.94 million Trust units outstanding representing an increase of approximately 1.10 million units from December 31, 2004. The increase in units outstanding is primarily attributable to 1.05 million units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") and the optional cash payment plan. The remaining 0.05 million share were issued pursuant to the employee options and rights. See note 7 of the interim financial statements for further details.

For the quarter ended March 31, 2005, the Trust declared distributions of $28.59 million, or $0.48 per trust unit (2004 – $19.83 million or $0.53 per unit).

CAPITAL EXPENDITURES

Net capital expenditures were $22.73 million during the quarter compared to $12.56 million during the first quarter of 2004. The increase in capital expenditures reflects the significant increase in the size of the Trust both in terms of market capitalization, enterprise value and production. A considerable portion of capital expenditures during the quarter was spent on completions and the tie-in of wells drilled during the fourth quarter of 2004. During the first quarter of 2005, APF's planned drilling program was significantly curtailed due to inclement weather conditions and early break-up.

The following table summarizes the Trust's capital spending activity:

	Three Months Ended March 31	
($000)	2005	2004
Property acquisitions	**698**	925
Land acquisitions	**1,668**	1,432
Seismic	**2,772**	734
Drilling and completions	**11,592**	7,559
Production facilities	**5,894**	1,829
Head office	**305**	280
Subtotal	**22,929**	12,759
Dispositions	**(200)**	(199)
Net capital expenditures	**22,729**	12,560

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The Trust leases its office premises through an arrangement deemed to be an operating lease for accounting purposes. As such, the Trust is not required to record its lease obligation as a liability nor does it record its leased premises as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

APF has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in APF's 2004 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

APF's financial statements have been prepared in accordance with Canadian general accepted accounting policies (GAAP). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. APF's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. APF attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal reporting systems; and comparing past estimates to actual results.

The Trust's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects that are in progress;
- Estimated fair value of derivative contracts;
- Estimated value of asset retirement obligation including estimates of future costs and the timing of the costs.

OUTLOOK

During the second quarter of 2005, APF expects to complete the previously announced merger with StarPoint Energy Trust. Details regarding this transaction are provided in a news release that was issued jointly on April 13, 2005.

2005 CASH FLOW SENSITIVITY

The following tables provide projected estimates for 2005 of the sensitivity of the Trust's 2005 cash flow to changes in a number of variables:

Variable	Assumption	Change	Impact on annual cash flow ($000)	Impact on cash flow per unit
Crude oil price ($/bbl)	$ 42.00	$ 1.00	$ 3,010	$ 0.05
Natural gas price ($/mcf)	$ 6.60	$ 0.10	$ 1,730	$ 0.03
$U.S./$Cdn. exchange rate	$ 0.82	$ 0.01	$ 1,540	$ 0.02
Interest rate	5.0%	1.0%	$ 2,010	$ 0.03
Crude oil production (bbl/d)	8,500	100 bbl/d	$ 890	$ 0.01
Natural gas production (mcf/d)	58,000	1,000 mcf/d	$ 1,360	$ 0.02

ADDITIONAL INFORMATION

Additional information regarding the Trust including the Trust's annual information form is available on SEDAR at www.sedar.com or on APF's website www.apfenergy.com.

Exemption Order
82-5166



A P F E N E R G Y

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust Announces Distribution of $0.16 per Unit

May 19, 2005 - APF Energy Trust announces that it is maintaining its monthly distribution of $0.16 per unit. Payment will be made on June 15, 2005 to unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order
82-5166



APF ENERGY

NEWS RELEASE

May 13, 2005 - APF Energy releases first quarter 2005 financial & operating results

On April 13, 2005, APF Energy Trust ("APF") and StarPoint Energy Trust ("StarPoint") jointly announced a proposed merger (the "Merger") that would see each APF unitholder receive 0.63 of a StarPoint unit and 1 common share of Rockyview Energy Inc. ("Rockyview"), a publicly-traded junior exploration and production company for each APF unit held. The Merger is expected to close in late June, following an APF unitholder meeting to be held on June 20, 2005, in Calgary. An information circular respecting the Merger and the creation of Rockyview is expected to be mailed to APF unitholders on or about May 24, 2005.

On May 9, 2005, StarPoint announced that it had agreed to acquire assets from EnCana Corporation (the "EnCana Assets") for $392 million (the "EnCana Transaction"), and concurrently announced a financing of trust units and convertible debentures. The EnCana Assets are located proximate to existing APF and StarPoint production in southern and east-central Alberta, and are currently producing 6,400 barrels of oil equivalent per day ("boe/d"). In conjunction with this announcement, StarPoint stated that it would increase its monthly distribution to $0.21 per unit, from $0.20. The board of directors and management of APF unanimously approved the EnCana Transaction.

The combined Trust will move forward under the StarPoint name with its current management team, lead by President & Chief Executive Officer Paul Colborne. As a result of Merger and the EnCana Transaction, StarPoint has revised its 2005 exit production rate guidance to more than 31,500 boe/d. Proforma all the transactions, StarPoint will have an enterprise value of approximately $2 billion.

Rockyview will be run by APF's current executive officers, lead by Steve Cloutier as President & Chief Executive Officer. Other senior management will include Alan MacDonald, Chief Financial Officer, Dan Allan, Chief Operating Officer, Wayne Geddes, Vice President, Land and Howard Anderson, Vice President, Engineering. Rockyview will retain APF's Wood River assets in central Alberta which are currently producing approximately 1,000 boe/d. The production portfolio is gas weighted at 85% with 15% representing crude oil and liquids. These assets are prospective for both conventional and coalbed methane production and management has identified 50 drilling locations.

SUMMARY OF OPERATING & FINANCIAL RESULTS		
FINANCIAL	Three Months Ended March 31	
($000, except per unit/boe amounts)	**2005**	2004 (restated)
Oil and gas revenue	**73,191**	46,355
Cash flow from operations[1]	**32,896**	21,858
Per unit - basic	**$ 0.55**	$ 0.58
Per unit - diluted	**$ 0.51**	$ 0.52
Distributions declared	**28,594**	19,829
Per unit	**$ 0.48**	$ 0.53
Payout ratio	**87%**	91%
Total assets	**860,440**	496,871
Bank debt	**183,000**	55,000
Capital Expenditures	**22,729**	12,560
Market		
Units outstanding (000)		
End of period	**59,944**	39,670
Weighted average - basic	**59,381**	37,381
Weighted average - diluted	**64,011**	42,167
Trust unit trading		
High	**$ 12.33**	$ 12.63
Low	**$ 11.46**	$ 10.32
Close	**$ 12.00**	$ 12.28
Average daily volume	**375,191**	254,769

	Three Months Ended March 31	
	2005	2004
OPERATIONS		
Average daily production		
Crude oil (bbl)	**7,302**	6,104
NGLs (bbl)	**903**	424
Natural gas (mcf)	**57,689**	37,729
Total (boe)[2]	**17,820**	12,816
Average commodity prices ($Cdn.)		
Total crude oil (bbl)	**$ 48.11**	$ 38.83
NGLs (bbl)	**44.11**	33.80
Natural gas (mcf)	**7.08**	6.63
Average (boe)[2]	**$ 44.88**	$ 39.13
Gross Drilling (net)		
Oil	14 (8.4)	3 (1.3)
Gas	48 (13.2)	23 (11.3)
Dry	1 (0.6)	1 (1.0)
Total	63 (22.2)	27 (13.6)

(1) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as present does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and accrued interest on convertible debentures.

(2) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 mcf :1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") for APF Energy Trust ("APF" or the "Trust") should be read in conjunction with the unaudited interim Consolidated Financial Statements ("Interim Consolidated Financial Statements") for the period ended March 31, 2005 and the December 31, 2004 audited annual consolidated financial statements ("consolidated financial statements") and related note disclosures. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are presented in Canadian currency (except where indicated as being in another currency).

This MD&A is dated May 11, 2005

RESULTS OF OPERATIONS

PRODUCTION

The Trust increased average production volumes by 39 percent to 17,820 boe/d for the period ended March 31, 2005, due primarily to the acquisition of Great Northern Exploration Ltd ("Great Northern") which added 5,600 boe/d of production effective June 2004, combined with a drilling program which achieved a 98 percent success rate. Natural gas production averaged 57,689 mcf/d in the first quarter 2005, 53 percent higher than the comparable period which averaged 37,729 mcf/d. Strengthened natural gas production reflects full quarter production from drilling and acquisition activities undertaken throughout 2004 including the purchase of Great Northern. New production added in the first quarter of 2005 was primarily attributable to the tie in of natural gas wells drilled during the fourth quarter of 2004.

The Trust increased light/medium and heavy oil production by 23 and 4 percent, respectively, during the period ended March 31, 2005, despite inclement weather conditions and early break-up. NGL production volumes increased 113 percent relative to the comparable period year last year, due primarily to the gas-levered Great Northern acquisition.

	Three Months Ended March 31		
	2005	2004	% Change
Light/medium crude oil (bbl/d)	**6,191**	5,031	23
Heavy oil (bbl/d)	**1,111**	1,073	4
NGL (bbl/d)	**903**	424	113
Natural gas (mcf/d)	**57,689**	37,729	53
Total (boe/d)	**17,820**	12,816	39
Production split			
Oil & NGLs	**46%**	51%	(10)
Natural Gas	**54%**	49%	10

COMMODITY PRICES AND RISK MANAGEMENT

First quarter crude prices before realized derivatives increased 24 percent, compared to the same quarter in 2004, which is consistent with the upward trend of the benchmark West Texas Intermediate ("WTI") over the same period. APF received a lower price than WTI due to the price differential between light oil and heavy oil. The increased WTI price was partially offset by the weakening of the US dollar which declined 7 percent in value against the Canadian dollar. First quarter natural gas prices before realized derivatives increased 7 percent over the comparable quarter, while the benchmark AECO price decreased slightly.

Price realizations included the impact of realized crude oil and natural gas financial derivative instruments. For the quarter ended March 31, 2005, crude oil price realizations increased 24 percent to $43.53 per boe and include the settlement of crude oil derivatives, which lowered pricing before derivatives by 11 percent or $4.58 per boe.

The impact of realized derivatives did not significantly impact natural gas price realizations. Consistent with pricing before derivatives, for the period ended March 31, 2005, price realizations were up slightly to $7.13 per mcf, which represents a 3 percent increase over the comparable quarter.

	Three Months Ended March 31		
Prices - Before Derivatives ($Cdn.)	**2005**	2004	% Change
Light/medium crude oil (bbl)	**$ 53.26**	$ 40.94	30
Heavy oil (bbl)	**19.43**	28.95	(33)
Total crude oil (bbl)	**48.11**	38.83	24
NGLs (bbl)	**44.11**	33.80	31
Natural gas (mcf)	**7.08**	6.63	7
Total (boe)	**$ 44.88**	$ 39.13	15
Realized Oil and Gas Derivatives ($Cdn.)			
Crude oil (bbl)	**$ (4.58)**	$ (3.77)	21
Natural gas (mcf)	**0.05**	0.31	(84)
Total (boe)	**$ (1.71)**	$ (0.86)	99
Prices - After Realized Oil and Gas Derivatives ($Cdn.)			
Total crude oil (bbl)	**$ 43.53**	$ 35.06	24
NGLs (bbl)	**44.11**	33.80	31
Natural gas (mcf)	**7.13**	6.95	3
Total (boe)	**$ 43.17**	$ 38.27	13
Reference Pricing			
WTI ($U.S./bbl)	**49.84**	35.15	42
Edmonton Par ($Cdn./bbl)	**61.67**	45.59	35
AECO gas ($Cdn./mcf)	**6.51**	6.61	(1)
Foreign exchange ($U.S./$Cdn.)	**1.2270**	1.3178	(7)

Derivative instruments are also used to manage exposure to foreign currency exchange rates, interest rates and electricity rates. APF does not enter into derivative contracts for speculative purposes. The Trust's objective is to provide unitholders with stable cash distributions and strong overall returns. The Trust has established a risk management framework to mitigate risks inherent in the oil and gas sector.

RISK MANAGEMENT

Electricity price risk

At March 31, 2005, the Trust had a 2MW (7x24) contract with a fixed price of $46.40/MWh for calendar 2005. The Trust's electricity cost management activities had an unrealized gain of $0.12 million at March 31, 2005.

Foreign currency risk

The Trust's currency risk management activities had an unrealized gain of $1.02 million at March 31, 2005. The derivative instruments currently outstanding are as follows:

Term	Type of Contract	Amount ($U.S.000)	Exchange Rate ($U.S. / $Cdn.)
April 2005	Forward	5,000	1.3550
April 2005	Forward	5,000	1.3680
April to December 2005	Collar	5,000	1.2300 to 1.2700
April to December 2005	Collar	10,000	1.2000 to 1.2600
April to December 2005	Collar	10,000	1.2300 to 1.2700

The costless collar arrangements have counterparty call options on December 30, 2005 whereby the Trust's counterparty can extend the contract term for calendar 2006 at an average rate of 1.2740.

Interest rate risk
At March 31, 2005 the Trust's interest rate risk management activities had an unrealized loss of $0.41 million related to the following fixed rate contracts:

Term	Amount ($000)	Interest rate
April to November 2005	20,000	3.58% plus stamping fee
April 2005 to May 2006	20,000	3.60% plus stamping fee
April 2005 to March 2007	20,000	3.58% plus stamping fee
April 2005 to September 2007	20,000	3.65% plus stamping fee

Commodity price risk
The Trust uses derivative instruments as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows available for unitholder distributions and future development programs. At March 31, 2005, the Trust had recorded a $12.89 million unrealized loss on outstanding crude oil derivative instruments and a $6.00 million unrealized loss on outstanding natural gas derivative instruments.

Following is a summary of crude oil and natural gas derivative instruments outstanding at March 31, 2005:

Type and term		2005			2006		
of contracts	Commodity	Q2	Q3	Q4	Q1	Q2	Q3
Collar ($U.S./mmbtu)							
Average floor	Natural gas	6.50	6.50	6.50	-	-	-
Average ceiling	Natural gas	6.90	6.90	6.90	-	-	-
Average production (mmbtu/day)	Natural gas	5,000	5,000	1,667	-	-	-
Collar ($Cdn./GJ)							
Average floor	Natural gas	6.13	6.13	6.72	6.92	-	-
Average ceiling	Natural gas	7.25	7.25	9.10	9.72	-	-
Average production (GJ/day)	Natural gas	20,000	20,000	26,667	30,000	-	-
Collar ($U.S./bbl)							
Average floor	Crude Oil	40.50	43.14	46.50	45.43	46.20	50.00
Average ceiling	Crude Oil	47.18	51.08	54.48	54.26	55.38	64.00
Average production (bbls/day)	Crude Oil	3,000	3,500	3,000	3,500	2,500	500
Sold call ($U.S./bbl)							
Average price	Crude Oil	40.95	-	-	-	-	-
Average production	Crude Oil	500	-	-	-	-	-
Average premium (bbls/day)	Crude Oil	3.45	-	-	-	-	-
Swap ($U.S./bbl)							
Average price	Crude Oil	36.66	-	-	-	-	-
Average production (bbls/day)	Crude Oil	667	-	-	-	-	-

Following the announcement of the proposed combination with StarPoint, APF in conjunction with and on behalf of StarPoint, entered into the following crude oil and natural gas derivative instruments to assist the combined entity in locking in the valuation metrics of the transaction and to maintain solid, steady distributions to unitholders.

Following is a summary of crude oil and natural gas derivative instruments entered into subsequent to March 31, 2005:

Type and term		2005		2006				For all of
of contracts	Commodity	Q3	Q4	Q1	Q2	Q3	Q4	2007
Swap ($Cdn./GJ)								
Average price	Natural gas	7.65	7.76	7.70	7.56	7.56	7.56	-
Average production (GJ/day)	Natural gas	9,000	6,000	8,000	16,000	16,000	16,000	-
Swap ($Cdn./bbls)								
Average price	Crude oil	67.60	67.25	65.01	64.56	64.52	64.52	63.49
Average production (bbls/day)	Crude oil	1,000	1,500	1,300	2,250	2,500	2,500	1,000

OIL AND GAS REVENUE

Gross oil and gas revenue for the period ended March 31, 2005 increased 58 percent over the comparable quarter in 2004 due to the Trust's acquisition of Great Northern and sustained strength in commodity prices. The variance can be explained by a 15 percent increase in prices (before realized derivatives) on 39 percent higher production volumes.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Light/medium crude oil sales	**29,674**	18,742	58
Heavy oil sales	**1,943**	2,827	(31)
NGL sales	**3,583**	1,306	174
Natural gas sales	**36,777**	22,766	62
Gross oil and gas revenue	**71,977**	45,641	58
Realized oil and gas derivatives	**(2,735)**	(1,027)	166
Transportation	**(1,449)**	(865)	68
Other	**1,214**	714	70
Net oil and gas revenue	**69,007**	44,463	55
Per boe	**$ 43.03**	$ 38.12	13

ROYALTIES

Total royalties recorded for the first quarter of 2005 are approximately 18.6 percent of gross oil and gas revenue which represents a 6 percent decrease from the comparable period. Royalties per barrel of oil equivalent produced were 9 percent higher, reflecting the increase in oil prices during the period.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Crown royalties	**8,290**	5,426	53
Freehold royalties	**3,830**	2,773	38
Overriding royalties	**1,469**	858	71
Total royalties	**13,589**	9,057	50
% of gross oil and gas revenue	**18.6%**	19.8%	(6)
Per boe	**$ 8.47**	$ 7.77	9

OPERATING EXPENSE

On a gross and per boe basis, operating costs were higher for the three months ended March 31, 2005 when compared to the same period in 2004 due primarily to the acquisition and integration of Great Northern. The Trust

completed a significant portion of optimization projects on Great Northern properties during the latter part of 2004 and the first quarter of 2005.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Operating expense	**14,852**	8,910	67
Per boe	**$ 9.26**	$ 7.64	21

OPERATING NETBACKS

Operating netbacks per boe for the period ended March 31, 2005 increased by 11 percent from $22.71 to $25.30, due primarily to higher price realizations after derivatives and royalty income, offset by higher transportation and operating costs related to Great Northern properties.

	Three Months Ended March 31		
($ per boe)	**2005**	2004	% Change
Price - after realized derivatives	**$ 43.17**	$ 38.27	13
Other revenue	**0.76**	0.59	29
Royalties	**(8.47)**	(7.77)	9
Operating expense	**(9.26)**	(7.64)	21
Transportation	**(0.90)**	(0.74)	22
Operating netback	**$ 25.30**	$ 22.71	11

GENERAL AND ADMINISTRATIVE

On a gross and per boe basis, general and administrative ("G&A") expense for the first quarter increased commensurate with increased staffing levels required by growth in the Trust's operations from corporate and property acquisitions in 2004. During the quarter, APF increased its technical staff to facilitate growth through the drill bit. Included in G&A, is a performance bonus paid to senior employees, including officers, based on criteria determined by APF's compensation committee.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
General and administrative	**3,528**	1,839	92
Per boe	**$ 2.20**	$ 1.58	39

INTEREST ON LONG-TERM DEBT AND CONVERTIBLE DEBENTURES

Interest expense on long-term debt on a gross and on a per boe basis has increased commensurate with higher average debt levels used to fund growth in the Trust's operations and to finance the acquisition of Great Northern.

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity instruments. The revised standard requires the Trust to classify the convertible debenture proceeds as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units. The comparative figures presented have been restated to conform to the amended accounting standard.

Interest and financing charges on convertible debentures for the first quarter on a gross basis decreased marginally due to debenture holders converting their debentures to units of APF. The decrease in the per boe interest charge is due a significant increase in production and relatively static interest expense.

	Three Months Ended March 31		
		Restated	
($000 except per boe amounts)	**2005**	2004	% Change
Interest on long-term debt	**1,836**	$ 977	88
Per boe	**$ 1.14**	$ 0.84	36
Interest and financing charges on convertible debentures	**1,283**	$ 1,325	(3)
Per boe	**$ 0.80**	$ 1.14	(30)

DEPLETION, DEPRECIATION, AND ACCRETION

Depletion, depreciation and accretion ("DD&A") per boe increased 15 percent from the comparable quarter and increased 58 percent on a gross basis for the quarter ended March 31, 2005. The increase in total depletion expense from the prior year is a result of increased production levels and increased depletion rates due primarily to the acquisition of Great Northern and increased capital spending resulting in a larger depletable base.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Depletion, depreciation and accretion	**26,981**	17,033	58
Per boe	**$ 16.82**	$ 14.60	15

UNIT-BASED COMPENSATION

During the fourth quarter of 2004, the Trust began using the Black-Scholes option-pricing model to estimate the fair value of unit-based compensation. Previously, the Trust used the excess of the period-end market price over the exercise price as an estimate of fair value. During the first quarter of 2005, the Trust granted 0.35 million unit appreciation rights. The fair value of rights granted was estimated using a Black-Scholes option-pricing model and incorporated the following assumptions: risk-free rate interest rate of 3.66 percent; average volatility of 13.24 percent; expected rights terms of 5 years; and dividend yield of 11.60 percent.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Compensation expense	**35**	257	(86)
Per boe	**$ 0.02**	$ 0.22	(90)

TAXES

Saskatchewan capital tax and federal large corporation tax increased 29 percent during the three months ended March 31, 2005 reflecting an increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy.

During the first quarter, APF recovered $9.89 million in future income taxes compared to a future tax recovery of $5.61 in the comparable period in 2004. The increase is primary due to the additional future tax liability acquired with the Great Northern acquisition. At March 31, 2005 APF had a future income tax liability of $76.82 million as compared to $86.71 million at the end of 2004.

	Three Months Ended March 31		
($000 except per boe amounts)	**2005**	2004	% Change
Capital and other taxes	**782**	605	29
Per boe	**$ 0.49**	$ 0.52	(6)
Recovery of future taxes	**(9,892)**	(5,607)	76

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Trust's performance for the two most recent fiscal years presented on a quarterly basis:

($000, except per	**2005**	2004 (restated)				2003 (restated)		
unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	**73,191**	66,066	46,776	39,169	32,141	31,543	32,737	33,295
Net income / (loss)	**(2,371)**	34,870	3,176	4,788	6,802	(3,852)	9,799	20,977
Per unit - basic	**$ (0.04)**	$ 0.60	$ 0.06	$ 0.11	$ 0.18	$ (0.11)	$ 0.30	$ 0.65
Per unit - diluted	**$ (0.04)**	$ 0.58	$ 0.06	$ 0.11	$ 0.18	$ (0.11)	$ 0.30	$ 0.65
Cash flow from operations	**32,896**	31,125	29,729	24,415	21,858	14,873	19,389	21,563
Per unit	**$ 0.55**	$ 0.53	$ 0.54	$ 0.56	$ 0.58	$ 0.44	$ 0.60	$ 0.67
Distributions declared	**28,594**	28,068	26,517	22,516	19,829	17,822	18,909	18,916
Per unit	**$ 0.48**	$ 0.48	$ 0.48	$ 0.51	$ 0.53	$ 0.53	$ 0.57	$ 0.59
Total assets	**860,440**	862,170	833,093	853,234	496,871	498,750	501,689	446,527
Total long-term debt	**183,000**	169,000	150,000	190,000	55,000	98,000	90,000	102,000

Total revenues increased commensurate with production volumes and a strong commodity price environment. Total revenue, beginning January 1, 2004, includes the impact of unrealized derivative losses on commodity contracts outstanding at the end of each quarter. The volatility in quarterly net income is primarily a result of the Trust's unrealized derivative gains/losses.

Cash flow from operations and declared distributions increased steadily since the fourth quarter of 2003. Growth in cash flows was less than the observed increase in gross oil and gas revenues due to realized derivative losses and higher cash operating costs. Non-cash items such as DD&A, future income taxes, and unrealized gains or losses on derivative instruments do not influence the Trust's ability to distribute cash to unitholders.

Significant corporate and property acquisitions explain the movement in total assets and total long-term debt. The increase in long-term debt at the end of the first quarter 2005 is the result of a very active capital development program, accrued for at the end of 2004 and paid during the first quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Included in the calculation of working capital are unrealized derivative instruments measured at fair value and recorded on the balance sheet as a current asset or liability in accordance with EIC 128. At March 31, 2005, a current derivative asset of $1.33 million was recorded on the balance sheet (2004 - $3.31 million) offset by a current derivative liability of $18.39 million (2004 - $3.14 million). The ultimate settlement of these derivative positions is dependent upon changes in commodity prices, foreign currency exchange rates, interest rates and electricity prices during the remaining life of derivative contracts. Excluding the Trust's net current liability for commodity and foreign currency contracts the working capital deficiency would be $4.84 million at March 31, 2005 (2004 – $12.16 million). The Trust's anticipated cash flow from operations will be sufficient to meet this current deficit.

At March 31, 2005, the Trust had a revolving credit and term facility for $200 million (2004 - $200 million) with a syndicate of Canadian financial institutions. The facility may be drawn down or repaid at any time but there are no

scheduled repayment terms. The facility continues to be secured by the Trust's oil and gas properties. At March 31, 2005, $183 million was drawn under the facility (2004 – $169 million).

The following table summarized APF's total capitalization at March 31, 2005 and December 31, 2004:

(000, except per unit amount)	**March 31, 2005**	December 31, 2004
Units outstanding	**59,944**	58,845
Trust unit price (1)	**$ 12.00**	$ 11.72
Market Value	**719,328**	689,663
Working capital deficiency	**21,894**	11,991
Convertible debentures	**48,561**	48,566
Bank debt	**183,000**	169,000
Total capitalization (2)	**972,783**	919,220

(1) Based on closing price at March 31, 2005
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

UNITHOLDERS' EQUITY

At March 31, 2005, the Trust had 59.94 million Trust units outstanding representing an increase of approximately 1.10 million units from December 31, 2004. The increase in units outstanding is primarily attributable to 1.05 million units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") and the optional cash payment plan. The remaining 0.05 million share were issued pursuant to the employee options and rights. See note 7 of the interim financial statements for further details.

For the quarter ended March 31, 2005, the Trust declared distributions of $28.59 million, or $0.48 per trust unit (2004 – $19.83 million or $0.53 per unit).

CAPITAL EXPENDITURES

Net capital expenditures were $22.73 million during the quarter compared to $12.56 million during the first quarter of 2004. The increase in capital expenditures reflects the significant increase in the size of the Trust both in terms of market capitalization, enterprise value and production. A considerable portion of capital expenditures during the quarter was spent on completions and the tie-in of wells drilled during the fourth quarter of 2004. During the first quarter of 2005, APF's planned drilling program was significantly curtailed due to inclement weather conditions and early break-up.

The following table summarizes the Trust's capital spending activity:

	Three Months Ended March 31	
($000)	**2005**	2004
Property acquisitions	**698**	925
Land acquisitions	**1,668**	1,432
Seismic	**2,772**	734
Drilling and completions	**11,592**	7,559
Production facilities	**5,894**	1,829
Head office	**305**	280
Subtotal	**22,929**	12,759
Dispositions	**(200)**	(199)
Net capital expenditures	**22,729**	12,560

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The Trust leases its office premises through an arrangement deemed to be an operating lease for accounting purposes. As such, the Trust is not required to record its lease obligation as a liability nor does it record its leased premises as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

APF has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in APF's 2004 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

APF's financial statements have been prepared in accordance with Canadian general accepted accounting policies (GAAP). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. APF's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. APF attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal reporting systems; and comparing past estimates to actual results.

The Trust's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects that are in progress;
- Estimated fair value of derivative contracts;
- Estimated value of asset retirement obligation including estimates of future costs and the timing of the costs.

OUTLOOK

During the second quarter of 2005, APF expects to complete the previously announced merger with StarPoint Energy Trust. Details regarding this transaction are provided in a news release that was issued jointly on April 13, 2005.

2005 CASH FLOW SENSITIVITY

The following tables provide projected estimates for 2005 of the sensitivity of the Trust's 2005 cash flow to changes in a number of variables:

Variable	Assumption	Change	Impact on annual cash flow ($000)	Impact on cash flow per unit
Crude oil price ($/bbl)	$ 42.00	$ 1.00	$ 3,010	$ 0.05
Natural gas price ($/mcf)	$ 6.60	$ 0.10	$ 1,730	$ 0.03
$U.S./$Cdn. exchange rate	$ 0.82	$ 0.01	$ 1,540	$ 0.02
Interest rate	5.0%	1.0%	$ 2,010	$ 0.03
Crude oil production (bbl/d)	8,500	100 bbl/d	$ 890	$ 0.01
Natural gas production (mcf/d)	58,000	1,000 mcf/d	$ 1,360	$ 0.02

ADDITIONAL INFORMATION

Additional information regarding the Trust including the Trust's annual information form is available on SEDAR at www.sedar.com or on APF's website www.apfenergy.com

CONSOLIDATED BALANCE SHEETS (unaudited)

($000)	**March 31, 2005**	December 31, 2004
ASSETS		
Current assets		
Cash	**1,299**	567
Accounts receivable	**45,321**	42,200
Derivative asset (note 4)	**1,329**	3,313
Other current assets	**6,848**	7,162
	54,797	53,242
Asset retirement fund	**3,475**	3,271
Goodwill	**118,478**	118,478
Property, plant and equipment	**683,690**	687,179
	860,440	862,170
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**48,712**	52,677
Derivative liability (note 4)	**18,388**	3,141
Distribution payable (note 2)	**9,591**	9,415
	76,691	65,233
Future income taxes	**76,819**	86,711
Long-term debt	**183,000**	169,000
Convertible debentures (note 5)	**47,743**	47,697
Asset retirement obligations (note 6)	**31,538**	30,993
Derivative liability (note 4)	**1,304**	335
	417,095	399,969
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 7)	**622,274**	610,194
Contributed surplus (note 8)	**318**	289
Accumulated earnings	**124,491**	126,862
Accumulated distributions (note 2)	**(304,887)**	(276,293)
Convertible debenture conversion feature (note 5)	**1,149**	1,149
	443,345	462,201
	860,440	862,170

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

Martin Hislop
Director

Donald Engle
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (unaudited)

($000 except for per unit amounts) For the three months ended March 31	2005	2004
		Restated (note 3)
REVENUE		
Oil and gas	**73,191**	46,355
Realized derivative loss - net (note 4)	**(2,735)**	(1,027)
Unrealized derivative loss - net (note 4)	**(18,384)**	(3,265)
Royalties expense, net of ARTC	**(13,589)**	(9,057)
Transportation	**(1,449)**	(865)
	37,034	32,141
EXPENSES		
Operating	**14,852**	8,910
General and administrative	**3,528**	1,839
Interest on long-term debt	**1,836**	977
Convertible debenture interest and financing charges	**1,283**	1,325
Depletion, depreciation and accretion	**26,981**	17,033
Unit-based compensation expense (recovery) (note 8)	**35**	257
Capital and other taxes	**782**	605
	49,297	30,946
Income/(loss) before income taxes	**(12,263)**	1,195
Recovery of future income taxes	**(9,892)**	(5,607)
Net income/(loss)	**(2,371)**	6,802
Accumulated earnings - beginning of period	**126,862**	78,637
Change in accounting policy	**-**	1,029
Accumulated earnings - end of period, as restated	**124,491**	86,468
Net income per unit - basic	**$ (0.04)**	$ 0.18
Net income per unit - diluted [1]	**$ (0.04)**	$ 0.18

[1] Convertible debenture interest has been added back to net income to calculate net income per unit – diluted.

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

($000 except for per unit amounts) For the three months ended March 31	2005	2004 Restated (note 3)
Cash flows from operating activities		
Net income (loss)	**(2,371)**	6,802
Items not affecting cash		
Depletion, depreciation and accretion	**26,981**	17,033
Debenture accretion and amortization of deferred financing charges	**161**	183
Future income taxes	**(9,892)**	(5,607)
Unrealized derivative loss - net (note 4)	**18,384**	3,265
Unit-based compensation expense (note 8)	**35**	257
Amortization of premiums received	**(184)**	-
Asset retirement expenditures (note 6)	**(218)**	(75)
Cash flow from operations	**32,896**	21,858
Net change in non-cash working capital items (note 9)	**(3,893)**	(4,576)
Asset retirement fund contribution - net	**(204)**	(351)
Net cash provided by operating activities	**28,799**	16,931
Cash flows from investing activities		
Additions to property, plant and equipment	**(22,231)**	(11,834)
Purchase of oil and natural gas properties	**(698)**	(925)
Proceeds on sale of properties	**200**	199
Changes in non-cash working capital - investing items	**(2,989)**	(2,965)
Net cash used in investing activities	**(25,718)**	(15,525)
Cash flows from financing activities		
Issue of units for cash	**58**	55,387
Issue of units for cash under DRIP	**9,865**	8,495
Issue of units for cash upon exercise of stock options/rights	**434**	509
Unit issue costs	**-**	(3,066)
Net proceeds (repayment) of long-term debt	**14,000**	(43,000)
Cash distributions, net of distribution reinvestment	**(26,882)**	(19,829)
Changes in non-cash working capital - financing items	**176**	(544)
Net cash provided by financing activities	**(2,349)**	(2,048)
Change in cash during the period	**732**	(642)
Cash - Beginning of period	**567**	1,381
Cash - End of period	**1,299**	739

Supplemental information (note 9)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005 and 2004 (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2004.

2. RECONCILATION OF CASH FLOW AND DISTRIBUTIONS

	For the three months ended March 31	
($000 except for per unit amounts)	**2005**	2004
Cash flow before changes in non-cash working capital	32,896	21,858
Add (deduct):		
Abandonment fund contributions	(422)	(426)
Cash retained to fund operations	(3,880)	(1,603)
Cash distributions declared	28,594	19,829
Cash distributed to date	19,003	12,886
Cash distribution payable	9,591	6,943
	28,594	19,829
Opening accumulated distributions	276,293	179,363
Closing accumulated distributions	304,887	199,192
Actual cash distribution declared per unit	$ 0.48	$ 0.53

3. CHANGE IN ACCOUNTING POLICY

Consistent with Note 3 of APF's December 31, 2004 audited financial statements, effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments – Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. As a result of adopting the revised standard, comparative statements of operations and accumulated earnings were restated. Convertible debenture interest and financing charges were increased by $1.33 million with a corresponding decrease in net income of $1.33 million for the period ended March 31, 2004.

4. FINANCIAL INSTRUMENTS

The Trust has entered into various derivative instruments and physical contracts to manage fluctuations in commodity prices, foreign currency exchange rates, utility prices, and interest rates in the normal course of operations.

The estimated fair value of unrealized derivative instruments is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at March 31, 2005 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The following is a summary of the change in unrealized amounts from December 31, 2004 to March 31, 2005:

($000)	Total realized gain/(loss)	Total unrealized gain/(loss)
FV of contracts at December 31, 2004		223
Change in fair value of derivative contracts during the period		(21,119)
Fair value of derivative contracts realized during the period	(2,735)	2,735
Fair value of contracts, March 31, 2005		(18,161)
Unamortized premiums received on sold call options		(202)
FV of contracts and premiums received, March 31, 2005		(18,363)

The following is a summary of unrealized fair value financial positions by risk management activity at March 31, 2005:

($000)	Total unrealized gain/(loss)
Commodity price	
Crude oil	(12,886)
Natural gas	(6,004)
Utilities	123
Foreign currency	1,015
Interest rate	(409)
	(18,161)
Unamortized premiums received on sold call options	(202)
	(18,363)

The following highlights the balance sheet classification of unrealized fair value financial positions at March 31, 2005:

($000)	Unrealized asset (liability)
Current asset	1,329
Long-term asset	-
Current liability	(18,388)
Long-term liability	(1,304)
	(18,363)

The fair values of financial instruments presented on the consolidated balance sheet, other than long-term borrowings, approximate their carrying amount due to the short-term nature of those instruments. The estimated fair values of long-term borrowings approximated its fair value due to the floating rate of interest charged under the facilities.

5. CONVERTIBLE DEBENTURES

($000)	**Liability Component**	**Equity Component**	**Total**
Carrying value at December 31, 2004	47,697	1,149	48,846
Accretion of liability	51	-	51
Conversions into Trust Units	(5)	-	(5)
Carrying value at March 31, 2005	**47,743**	**1,149**	**48,892**

6. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

($000)	**March 31, 2005**	December 31, 2004
Asset retirement obligation, beginning of year	**30,993**	21,803
Liabilities acquired	**-**	7,866
Liabilities incurred	**143**	834
Liabilities settled	**(218)**	(1,083)
Accretion expense	**620**	1,573
Asset retirement obligation, end of year	**31,538**	30,993

The abandonment fund is currently funded at $0.42 million per quarter through cash flow from operations.

7. UNITHOLDERS' INVESTMENT ACCOUNT

	March 31, 2005		December 31, 2004	
Trust Units	**Units (000)**	**($000)**	Units (000)	($000)
Balance - Beginning of period	**58,845**	**610,194**	34,074	324,318
Corporate acquisitions (note 5)	**-**	**-**	12,885	156,943
Issued for cash	**5**	**58**	7,877	90,451
Cost of units issued		**-**	-	(5,270)
Regular DRIP	**154**	**1,712**	516	5,764
Premium DRIP	**885**	**9,865**	3,031	33,895
Issued on conversion of debentures	**1**	**5**	19	220
Issued on exercise of options/rights	**54**	**434**	442	3,799
Allocated from contributed surplus	**-**	**6**	-	74
Balance - End of period	**59,944**	**622,274**	58,845	610,194

The per unit calculations for the period ended March 31, 2005 was based on weighted average trust units outstanding of 59.38 million (March 31, 2004 – 37.38 million). In computing net income per unit – diluted, 0.31 million units (March 31, 2004 – 0.47 million) were added to the weighted average number of units outstanding for the quarter, reflecting the dilutive effect of employee options and rights. An additional 4.32 million trust units (March 31, 2004 – 4.32 million) were added to the weighted average number of units outstanding for the quarter relating to the assumed conversion of debentures. Interest on debentures assumed to be converted into trust units totalled $1.28 million (2004 - $1.33 million) and was added back to net income for per unit – diluted calculations.

8. UNIT-BASED COMPENSATION PLANS

a) A summary of the changes in the rights outstanding under the Rights Plan is as follows:

		March 31, 2005		December 31, 2004
Trust Unit Rights	**Rights (000)**	**Weighted Average Price ($)**	Rights (000)	Weighted Average Price ($)
Balance - Beginning of period	1,871	9.84	1,824	9.09
Granted	345	11.71	952	11.91
Exercised	(54)	8.02	(395)	8.49
Cancelled	(191)	9.73	(510)	9.43
Balance - Before price reduction	1,971	10.22	1,871	10.56
Reduction of exercise price	-	(0.14)	-	(0.72)
Balance - End of period	1,971	10.08	1,871	9.84
Exercisable - End of period	275	8.71	241	8.50

The Trust incurred non-cash compensation expense of $0.04 million during the quarter (2004 – $0.26 million) related to vested rights issued under the Rights Plan with a corresponding increase to contributed surplus. When rights are exercised by employees and directors of the Trust, the consideration paid is recorded to the unitholders' investment account along with related non-cash compensation expense previously recognized in contributed surplus.

On April 1, 2005, an additional 336,455 rights were granted with an exercise price of $12.00. These rights were granted to employees hired during the three month period ended March 31, 2005.

b) During the three month period ended March 31, 2005 no options were granted under the Options Plan. At March 31, 2005, there was 0.08 million options outstanding with an exercise price of $9.68 and a contractual life of 1 year.

c) The following table reconciles the movement in the contributed surplus balance:

($000)	**March 31, 2005**	December 31, 2004
Balance, beginning of period	**289**	1,241
Compensation expense (recovery)	**35**	(878)
Reclassification to common shares on exercise	**(6)**	(74)
Balance, end of period	**318**	289

9. SUPPLEMENTAL CASH FLOW INFORMATION

a) Cash payments related to certain items:

	Three Months Ended March 31	
($000)	**2005**	2004
Interest	1,817	665
Interest on debentures	2,283	2,664
Interest rate swap settlement	120	172
Capital and other taxes	1,052	520

b) Net change in non-cash working capital items:

	Three Months Ended March 31	
($000)	**2005**	2004
Accounts receivable	**(3,121)**	(956)
Other current assets	**204**	(197)
Accounts payable and accrued liabilities	**(976)**	(3,423)
	(3,893)	(4,576)

10. COMPARATIVE FIGURES

Certain comparative figures have been re-classified to conform with current-period presentation.

11. SUBSEQUENT EVENT

On April 13, 2005, APF entered into an agreement providing for the combination of StarPoint Energy Trust and APF Energy Trust. Prior to the combination, certain APF assets will be transferred to a separate exploration and development company, Rockyview Energy Inc. ("Rockyview"). Under the terms of the Combination Agreement, each APF trust unit issued and outstanding will be exchanged for 0.63 of a StarPoint trust unit. In addition, APF unitholders will be entitled to receive one common share of Rockyview for each APF trust unit held. The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of APF unitholders voting at a special meeting of unitholders. It is expected that the meeting relating to such approvals will be held on or about June 20, 2005.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance & CFO
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1074
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order
82-5166



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6598

May 16, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Trust:

1.	Meeting Type	:	Special
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	001 85T 202
4.	Record Date	:	May 11, 2005
5.	Meeting Date	:	June 20, 2005
6.	Meeting Location	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Laura Leong
Corporate Trust Officer
Corporate Trust Department
Direct Dial No. (403) 267-6893
Fax: (403) 267-6598

Exemption Order
82-5166



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6598

April 18, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Trust:

1.	Meeting Type	:	Special
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	001 85T 202
4.	Record Date	:	May 11, 2005
5.	Meeting Date	:	June 10, 2005
6.	Meeting Location	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Laura Leong
Corporate Trust Officer
Corporate Trust Department
Direct Dial No. (403) 267-6893
Fax: (403) 267-6598

Exemption Order
82-5166

APF ENERGY TRUST

Annual and Special Meeting of Unitholders
of
APF Energy Trust (the "Trust")

May 4, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the Annual General Meeting of Unitholders of the Trust:

		Results of Vote
1.	The election of the following nominees as directors of APF Energy Inc. for the ensuing year or until their successors are elected or appointed: Martin Hislop Steven Cloutier Donald Engle Robert MacDonald John Howard	Carried
2.	The appointment of PricewaterhouseCoopers LLP as auditors of the Trust for the ensuing year.	Carried
3.	The reappointment of Computershare Trust Company of Canada as trustee of the Trust for the ensuing year.	Carried



APF ENERGY


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

May 25, 2005

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

Re: APF Energy Trust (the "Company")
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Date of Filing	Document Filed
May 25 05	Information Circular

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

SCloutier

Steve Cloutier
President

Exemption Order
82-5166





APF ENERGY TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

to be held on

June 20, 2005

- and -

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

- and -

PROXY STATEMENT AND INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

APF ENERGY TRUST

- and -

THE UNITHOLDERS OF APF ENERGY TRUST

- and -

APF ENERGY INC.

- and -

ROCKYVIEW ENERGY INC.

- and -

1163947 ALBERTA INC.

and a

BUSINESS COMBINATION

involving

APF ENERGY TRUST

- and -

STARPOINT ENERGY TRUST

May 20, 2005

NOTICE FOR UNITED STATES SECURITYHOLDERS

General

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14 of the United States *Securities Exchange Act of 1934*, as amended (the "**1934 Act**"). Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. APF Unitholders in the United States should be aware that such requirements are different from United States requirements applicable to registration statements under the United States *Securities Act of 1933*, as amended (the "**1933 Act**") and proxy statements under the 1934 Act. For example, the United States Securities and Exchange Commission (the "**SEC**") permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

All financial statements included or incorporated by reference in this Information Circular have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Consequently, such financial statements are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

APF Unitholders who are not residents of Canada should be aware that each of (i) the exchange of the APF Units for StarPoint Payment Units pursuant to the Merger and (ii) the receipt of securities pursuant to the Arrangement, may have tax consequences both in their jurisdictions of residence and will be subject to withholding tax in Canada. See "United States Federal Income Tax Considerations" for certain information concerning tax consequences of the Merger and the Arrangement for APF Unitholders who are United States taxpayers.

Enforcement by APF Unitholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that StarPoint, SEL, APF Trust, APF Inc. and Rockyview are or will be organized or settled, as applicable, under the laws of Alberta, Canada, that some or all of their respective officers, directors and trustees are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantially all of the assets of those entities and those persons are located outside the United States.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The StarPoint Payment Units, the APF Inc. Notes, the Warrants and the Rockyview Shares are not being offered to, nor will tenders for exchange of APF Units, Warrants or APF Inc. Notes be accepted from or on behalf of, APF Unitholders in any jurisdiction in which the making of such an offer or the acceptance of such a tender would not be in compliance with the laws of such jurisdiction. In particular, Rockyview Shares will not be delivered in exchange for Warrants and APF Inc. Notes in any jurisdiction in which the acceptance of such exchange would not be in compliance with the laws of such jurisdiction. However, StarPoint, APF Trust or their respective agents may, in their sole discretion, take such action as they may deem necessary to be permitted to deliver such securities to APF Unitholders in such jurisdiction.

THE STARPOINT PAYMENT UNITS TO BE EXCHANGED FOR APF UNITS PURSUANT TO THE MERGER, THE WARRANTS, THE APF INC. NOTES AND THE ROCKYVIEW SHARES ISSUABLE IN EXCHANGE FOR WARRANTS AND APF INC. NOTES PURSUANT TO THE ARRANGEMENT, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR BY ANY STATE SECURITIES COMMISSION OR

REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Merger

Ineligible APF Unitholders, as defined below, may not receive StarPoint Payment Units issuable pursuant to the Merger. See "Ineligible APF Unitholders."

APF Unitholders should be aware that StarPoint or its affiliates, directly or indirectly, may bid for or make purchases of APF Units, or of other securities of APF Trust, prior to the Closing Date of the Merger, as permitted by applicable Canadian laws or provincial laws or regulations.

The Arrangement

The Rockyview Shares issuable pursuant to the Arrangement have not been registered under the 1933 Act and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Rockyview Shares will not be listed for trading on any United States stock exchange. The Rockyview Shares will be freely tradable under U.S. federal securities laws, except by persons who are "affiliates" of APF Trust, Rockyview, APF Inc. or 1163947 immediately prior to the Arrangement or who will be affiliates of Rockyview after the Arrangement. Persons who may be deemed "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer. See "Other Legal Matters – Information for United States Holders" in this Information Circular.

INELIGIBLE APF UNITHOLDERS

THE STARPOINT PAYMENT UNITS TO BE DELIVERED TO APF UNITHOLDERS IN EXCHANGE FOR THEIR APF UNITS PURSUANT TO THE MERGER HAVE NOT BEEN AND WILL NOT BE REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY JURISDICTION OUTSIDE OF CANADA. IN PARTICULAR, SUCH STARPOINT PAYMENT UNITS HAVE NOT AND WILL NOT BE REGISTERED UNDER THE 1933 ACT. EXCEPT AS PROVIDED BELOW, NO STARPOINT PAYMENT UNITS WILL BE DELIVERED TO ANY PERSON WHO IS IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH STARPOINT PAYMENT UNITS MAY NOT BE LAWFULLY DELIVERED, OR WHO APPEARS TO STARPOINT OR THE DEPOSITARY AND EXCHANGE AGENT, RELYING ON THE ADDRESS PROVIDED ON THE LETTER OF TRANSMITTAL AND ELECTION FORM SUBMITTED BY SUCH PERSON, TO BE IN THE UNITED STATES OR ONE OF SUCH OTHER JURISDICTIONS (AN "**INELIGIBLE APF UNITHOLDER**").

StarPoint Payment Units that would otherwise have been deliverable to Ineligible APF Unitholders in exchange for APF Units pursuant to the Merger will be delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. Such StarPoint Payment Units will be sold as soon as practicable (and in any event not later than five business days after receipt by the Depositary and Exchange Agent of the certificate for the APF Units tendered for exchange by the Ineligible APF Unitholder on whose behalf they are to be sold). Any such sale may be effected on or through the TSX or in any other securities market in which StarPoint Units are then traded, or by private sale. The Depositary and Exchange Agent may, in its absolute discretion, sell such StarPoint Payment Units as part of one or more pools created by it for administrative convenience. Promptly after the sale of StarPoint Payment Units, the Depositary and Exchange Agent will forward to each person whose StarPoint Payment Units have been sold a cheque in Canadian dollars in an amount equal to the proceeds of sale of such StarPoint Payment Units (on a pro rata basis in the case of StarPoint Payment Units sold as part of a pool and, in each case, net of all applicable commissions in respect of such sales, any other related expenses and any applicable withholding taxes).

In effecting any sale of StarPoint Payment Units, the Depositary and Exchange Agent will, subject to the foregoing, exercise its sole judgment as to the timing and manner of sale, and will not be obligated to seek or to obtain a minimum price for any StarPoint Payment Units that it is selling. The sale price of StarPoint

Payment Units sold by the Depositary and Exchange Agent will fluctuate with the market price of the StarPoint Units, and no assurance can be given that any particular price will be received in connection with any such sale. Neither StarPoint nor the Depositary and Exchange Agent will be liable for any loss arising out of any sale of StarPoint Payment Units, in accordance with the foregoing, relating to the manner or timing of such sale, the prices at which such StarPoint Payment Units are sold, or otherwise.

Ineligible APF Unitholders who desire certainty with respect to the price to be received for their APF Units may wish to consult their advisors regarding a sale of their APF Units in the open market or otherwise, rather than tendering them for exchange pursuant to the Merger.

Notwithstanding the foregoing, if an Ineligible APF Unitholder, prior to the sale of the StarPoint Payment Units for such Ineligible APF Unitholder's account, demonstrates to the satisfaction of StarPoint and its counsel, whose determination on the issue will be final and binding, that the delivery to such Ineligible APF Unitholder of StarPoint Payment Units would not, in any way, contravene any applicable law or regulation and would not require StarPoint to file any documentation, or make any application or payment of any nature whatsoever in the United States or any other jurisdiction, then StarPoint may, if it so chooses in its sole discretion, deliver StarPoint Payment Units to such Ineligible APF Unitholder.

EXCHANGE RATE OF CANADIAN DOLLAR

Except as otherwise indicated, all dollar amounts set forth in this Information Circular are in Canadian dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months Ended	Year ended December 31,		
	March 31, 2005	**2004**	**2003**	**2002**
Rate at end of period	0.8269	0.8310	0.7738	0.6329
Average rate during period	0.8156	0.7719	0.7205	0.6368
Low	0.7961	0.7158	0.6350	0.6209
High	0.8322	0.8493	0.7738	0.6612

On May 19, 2005, the noon buying rate for $1.00 Canadian was equal to US$0.7920.

SUPPLEMENTAL DISCLOSURE

Distributable cash available for distribution and cash-on-cash yield are not defined terms under Canadian generally accepted accounting principles. Management of APF Trust believes that in addition to net income and net income per trust unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable income, income available for distribution and cash-on-cash yield should not be construed as an alternative to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors' initial investment and a return *on* investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

The after-tax return from an investment in trust units of a trust such as APF Trust or StarPoint, to unitholders subject to Canadian income tax, can be made up of both a return on and a return of capital. This will depend, in part, on the composition for tax purposes of distributions paid by the trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of unitholders. Returns of capital are generally tax deferred to a Canadian resident unitholder (but reduce such unitholder's adjusted cost base in a trust unit for tax purposes).

A return on an investment in a trust such as APF Trust or StarPoint is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although APF Trust and StarPoint intend to make distributions of their available cash to their unitholders, (with respect to APF Trust until the completion of the Merger) these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of APF Trust or StarPoint, as applicable, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the trust units may decline if the trust's cash distributions decline in the future and that decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which they are investing, and therefore the stability of the distributions paid by APF Trust or StarPoint, as applicable. See, for example, the heading "Risk Factors" herein and the heading "Risk Factors" on pages 34 to 39 of the APF AIF and pages 57 to 65 of the StarPoint AIF (as defined herein), incorporated by reference herein. These sections also describe the applicable trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should materialize.

NOTICE OF SPECIAL MEETING OF THE UNITHOLDERS

TAKE NOTICE THAT a special meeting (the "**Meeting**") of unitholders (the "**APF Unitholders**") of APF Energy Trust ("**APF Trust**") will be held in the Lecture Theatre at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Monday, June 20, 2005 at 9:00 a.m. (Calgary time) for the following purposes:

The Arrangement

1. to consider pursuant to the Interim Order and, if deemed advisable to pass, with or without variation a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth as Appendix "A" to the accompanying Proxy Statement and Information Circular, approving an arrangement involving APF Trust, its securityholders, APF Inc., Rockyview and 1163947 Alberta Inc. (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the accompanying Information Circular;

2. to consider and, if deemed advisable to pass, the adoption of the Rockyview Stock Option Plan;

3. to consider and, if deemed advisable to pass, an ordinary resolution (the "**Private Placement Resolution**"), the full text of which is set out in the Information Circular, to approve a private placement of up to 1,826,484 units of Rockyview, each unit comprised of one Rockyview Share and one-half of a Rockyview Warrant to certain employees, officers and directors of Rockyview and certain other placees, as more particularly described in the Information Circular; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Merger

1. to consider, and if deemed advisable, to pass a special resolution in the form set forth in Appendix "A" to the Information Circular to approve the merger of APF Trust with StarPoint Energy Trust ("**StarPoint**"), on the basis that each APF Unitholder would receive 0.63 of a StarPoint Payment Unit in exchange for each trust unit ("**APF Units**") of APF Trust (the "**Merger**") on the terms and conditions described in the Information Circular, and to effect all other transactions ancillary to or which are necessary to implement the Merger as described in the Information Circular; and

2. to transact such other business as may properly come before the Meeting.

Additional information relating to the proposed Merger is set forth in the accompanying Information Circular.

An APF Unitholder may attend the Meeting in person or may be represented thereat by proxy. A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. APF Unitholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to the transfer agent of APF Trust, Computershare Trust Company of Canada ("**Computershare**"), by mail or facsimile to Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (a self-addressed envelope is enclosed), fax number: 416-263-9524. In order to be valid, proxies must be received by Computershare at least 24 hours, excluding Saturdays, Sundays and statutory holidays, prior to the time of the Meeting or any adjournment thereof. APF Unitholders of record as of May 11, 2005, the record date, are entitled to notice of the Meeting. No APF Unitholder who becomes an APF Unitholder after the record date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta the 20th day of May, 2005.

By Order of the Board of Directors of APF Energy Inc. as Administrator of APF Energy Trust

By: "Martin Hislop"

Chief Executive Officer

NOTICE OF PETITION

Action No. 0501-05890

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA), R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING APF ENERGY TRUST, ITS SECURITYHOLDERS, APF ENERGY INC., 1163924 ALBERTA INC. AND 1163947 ALBERTA INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of APF Energy Inc. ("**APF**"), 1163924 Alberta Inc. (by change of name Rockyview Energy Inc. ("**Rockyview**")) and 1163947 Alberta Inc. ("**1163947**") with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act*, (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving APF Energy Trust, its securityholders ("**APF Securityholders**"), APF, Rockyview and 1163947 and the holders of common shares of 1163947 issued as a result of the Arrangement, which Arrangement is described in greater detail in the Information Circular and Proxy Statement of APF dated May 20, 2005, accompanying this Notice of Petition. At the hearing of the Petition, the Petitioners intend to seek:

(a) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(b) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(c) such further and other orders, declarations and directions as the Court may deem just; and

(d) a declaration that the Arrangement will, upon the filing of Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on June 20, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. **Any APF Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such APF Securityholder or other interested party files with the Court and serves upon the Petitioners, on or before 12:00 noon on June 13, 2005, a notice of intention to appear setting out such APF Securityholder's or interested party's address for service and indicating whether such APF Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court.** Service on the Petitioners is to be effected by delivery to their solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, reference will be made to the Petition, an affidavit to be filed of an officer of APF and such further material as counsel for the Petitioners deems advisable.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, APF Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated May 19, 2005, has given directions as to the calling and holding of a special meeting of the APF Securityholders for the purpose of such APF Securityholders voting upon a special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, with respect to the distribution of securities of Rockyview pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any APF Securityholder or other interested party requesting the same by the undermentioned solicitors for the Petitioners upon written request delivered to such solicitors as follows:

Parlee McLaws LLP
Barristers & Solicitors
3400, 150 – 6th Avenue S.W.
Calgary, Alberta, T2P 3Y7

Attention: G. Scott Watson

DATED at the City of Calgary, in the Province of Alberta, this 20th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF APF ENERGY INC.

(signed) "*Steven Cloutier*"
Steven Cloutier
President and Chief Operating Officer
APF Energy Inc.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular (including under the headings "Background and Reasons for the Arrangement and the Merger", "Recommendation of the APF Board of Directors", "Selected Pro Forma Combined Financial Information for StarPoint and APF Trust" and "Selected Pro Forma Financial and Operational Information for Rockyview") and in the documents incorporated by reference herein are "forward-looking statements", are prospective in nature and may be indicated by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. APF Trust and APF Inc. believe the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in this Information Circular, as the case may be.

In particular, this Information Circular contains forward-looking statements pertaining to, among other things, the following:

- oil and natural gas production levels;
- the size of the oil and natural gas reserves in which APF Trust and StarPoint and their respective subsidiaries hold, and in which Rockyview will hold, working interests and/or royalty interests;
- projections of market prices, production costs, development capital and capital expenditure programs;
- future currency exchange rates;
- supply and demand for oil and natural gas;
- expectations regarding the ability of StarPoint and Rockyview to raise capital and continue to add to reserves through acquisitions and development;
- treatment under applicable tax laws and other governmental regulatory regimes; and
- timing and successful completion of the Arrangement and the Merger and the anticipated benefits to be realized from the Arrangement and the Merger, respectively.

Additionally, the actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Information Circular:

- volatility in market prices for oil and natural gas and the related sensitivities of cash distributions;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating reserves volumes and values;
- competition for, among other things, capital, acquisitions of reserves and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange and interest rates and stock market volatility;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;

- failure to realize the anticipated benefits of the Merger, including failure to smoothly and successfully integrate the operations and resources of APF Trust and StarPoint; and
- the other factors discussed under "Risk Factors" in this Information Circular and in the APF AIF and under "Risk Factors" in the StarPoint AIF.

These factors should not be construed as exhaustive. None of APF Trust, APF Inc. or their affiliates undertakes any obligation to publicly update or revise any forward-looking statements.

PRESENTATION OF STARPOINT INFORMATION

The information concerning StarPoint and its operations, oil and gas reserves and financial results, the EnCana Acquisition and the StarPoint Prospectus Offering (including, without limitation, the information contained in Appendix "B") has been provided to APF Trust by StarPoint. Although APF Trust has no knowledge which would indicate that any statements relating to StarPoint contained herein are inaccurate or incomplete, APF Trust and its subsidiaries and their respective trustees, directors and officers do not assume any responsibility for the accuracy or completeness of such information or for any failure to disclose events which may have occurred or may affect the significance or accuracy of such information but which are unknown to APF Trust. See also "Presentation of Oil and Natural Gas Reserves and Production Information".

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Capitalized terms not otherwise defined herein have the meaning assigned thereto in the Glossary of Terms.

The Meeting

The Meeting will be held on Monday, June 20, 2005 commencing at 9:00 a.m. (Calgary time) in the Lecture Theatre at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, for the purposes set forth in the accompanying Notice of Special Meeting. The business of the Meeting will be to consider and vote upon the Arrangement (including certain ancillary matters related to the Arrangement) and the Merger (including certain ancillary matters related to the Merger) and to attend to other related business. The Arrangement will result in the creation of a new exploration and development company, Rockyview. The Merger will result in the merger of StarPoint and APF Trust on the terms described herein.

StarPoint/The EnCana Acquisition

StarPoint is a trust created under the laws of the Province of Alberta in 2004. StarPoint's primary source of income is from net profits interests, notes and securities granted or issued to StarPoint by its subsidiaries. StarPoint makes monthly cash distributions to the StarPoint Unitholders, which are derived from StarPoint's cash flow from its oil and gas properties.

On May 9, 2005, two subsidiaries of StarPoint entered into an agreement to acquire petroleum and natural gas properties and related assets from EnCana and a subsidiary of EnCana. On May 19, 2005, StarPoint filed a final prospectus offering $295.2 million of subscription receipts, entitling the holder to receive one StarPoint Unit for each subscription receipt on closing of the EnCana Acquisition, and $60.0 million of 6.5% convertible extendible unsecured subordinated debentures. The net proceeds of the offering will be used, in part, to fund the purchase of the EnCana Acquisition.

Certain additional information in respect of StarPoint and the EnCana Acquisition and StarPoint Prospectus Offering is set forth in Appendix "B" to this Information Circular.

APF Trust

APF Trust is a trust formed under the laws of the Province of Alberta in 1996. APF Trust's primary source of income is from royalty interests and notes granted or issued to APF Trust by its subsidiaries. APF Trust makes monthly cash distributions to the APF Unitholders, which are derived from cash flow from APF Trust's operating subsidiaries' natural gas and petroleum properties. Certain additional information in respect of APF Trust is set forth in Appendix "C" to this Information Circular.

Rockyview

Rockyview is a recently incorporated exploration and development corporation, formed to acquire, pursuant to the Arrangement and prior to the Merger, certain assets from APF Inc. Certain additional information in respect of Rockyview is set forth in Appendix "H" to this Information Circular.

1163947

1163947 is a recently incorporated corporation, formed to participate in the Arrangement. Certain additional information respecting 1163947 is set forth in Appendix "H" to this Information Circular.

Effect of the Arrangement Upon APF Unitholders

After giving effect to the Arrangement, Rockyview will have acquired the Rockyview Assets from APF Inc. Those APF Unitholders who have exercised or are deemed to have exercised the Warrants distributed pursuant to the Arrangement will have become shareholders of Rockyview and have tendered their APF Inc. Notes in satisfaction of the exercise price of the Warrants. APF Unitholders who elect not to exercise their Warrants will retain APF Inc.

Notes. APF Unitholders who fail to make any election or fail to properly complete the Letter of Transmittal and Election Form will be deemed to have elected to exercise their Warrants and become shareholders of Rockyview. See "The Arrangement – Effect of the Arrangement Upon APF Unitholders" and "The Arrangement – Details of the Arrangement".

If all APF Unitholders, including APF Unitholders who are Non-Residents of Canada elect to exercise their Warrants and become shareholders of Rockyview, it is anticipated that there will be 66,139,721 Rockyview Shares outstanding, assuming conversion of all APF Options, conversion of all APF Debentures and issuance of APF Units pursuant to the APF DRIP Plan prior to the Effective Date of the Arrangement, (12,849,771 after the Consolidation and the Rockyview Private Placement), together with 913,242 Rockyview Warrants and approximately 927,500 Rockyview Options (after the Consolidation). See "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement".

Description of the APF Inc. Notes

For a complete description of the APF Inc. Notes see "Description of the APF Inc. Notes". See also "Stock Exchange Listings" and "Other Legal Matters – Resale of StarPoint Units and Rockyview Shares and APF Inc. Notes".

Effect of the Merger Upon APF Unitholders

General

After giving effect to the Merger and the Arrangement, StarPoint will have acquired all of the APF Assets and assumed all of the Assumed Liabilities, and former APF Unitholders will have become holders of StarPoint Payment Units on the basis of 0.63 of a StarPoint Payment Unit for each issued and outstanding APF Unit. The Merger is structured to be a tax deferred event such that the exchange of APF Units for StarPoint Payment Units will not result in a taxable event to APF Unitholders for Canadian tax purposes. See "Canadian Income Tax Considerations".

Upon completion of the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering and the exchange of APF Units for StarPoint Payment Units in accordance with the Exchange Ratio, it is anticipated that there will be approximately 88,565,599 StarPoint Units and StarPoint Exchangeable Shares issued and outstanding. Immediately following the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering, current StarPoint Unitholders will hold approximately 45,935,473 StarPoint Units and StarPoint Exchangeable Shares, representing approximately 52% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares, and former holders of APF Units, other than Ineligible APF Unitholders whose StarPoint Payment Units have been sold (see "Ineligible APF Unitholders"), will hold 36,216,110 StarPoint Units, representing approximately 41% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares. The number and percentage of StarPoint Units to be held by former holders of APF Units assumes the conversion of all APF Options, conversion of all APF Debentures and the issuance of APF Units pursuant to the APF DRIP Plan prior to the Time of Closing.

Subject to the exception described under "Ineligible APF Unitholders", StarPoint Payment Units that would otherwise be deliverable pursuant to the Merger to Ineligible APF Unitholders will be issued and delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. For additional information and details, see " Ineligible APF Unitholders" in this Information Circular.

It is a condition to the completion of the Merger that the Arrangement shall have been completed.

See "Effect of the Merger Upon APF Unitholders – General".

Effect on Distributions

Distributions paid to APF Unitholders for the month of May 2005 will not be affected by the proposed Merger and will be paid in the usual manner. Therefore, APF Unitholders of record on May 31, 2005 will receive their regular monthly cash distribution on June 15, 2005. Assuming the Merger becomes effective on June 27, 2005, former APF Unitholders who are StarPoint Unitholders of record on the record date for StarPoint's June distribution (expected to

be on or about June 30, 2005), will be entitled to receive a cash distribution from StarPoint on July 15, 2005 without any further action required on their part, and will be entitled to receive monthly cash distributions from StarPoint in respect of any subsequent distribution record dates on which they hold StarPoint Units.

See "Effect of the Merger Upon APF Unitholders – Effect on Distributions".

Procedure for Election and Exchange of APF Certificates

After the Closing Date, certificates formerly representing APF Units shall only represent the right to receive StarPoint Payment Units which a former APF Unitholder is, except as set forth below, entitled to receive pursuant to the Merger.

Each APF Unitholder will be issued Warrants and APF Inc. Notes distributed in accordance with the Arrangement and will be required to elect to either (i) receive Rockyview Shares on exercising the Warrants and directing that the APF Inc. Notes be tendered in payment of the exercise price of the Warrants; or (ii) retain the APF Inc. Notes, by depositing a completed Letter of Transmittal and Election Form, in the form accompanying this Information Circular, together with certificates representing such APF Unitholder's APF Units, with the Depositary and Exchange Agent at one of the offices specified in such form. See "Procedure for Election and Exchange of APF Certificates". **Any APF Unitholder who fails to properly make such election by the Election Deadline as specified in the Letter of Transmittal and Election Form will be deemed to have elected to receive the Rockyview Shares.**

In addition, upon surrender of a properly completed Letter of Transmittal by an APF Unitholder together with the certificates representing APF Units to the Depositary and Exchange Agent, a certificate for the appropriate number of StarPoint Payment Units will be issued to holders of APF Units (and, in the case of Ineligible APF Unitholders, sold for their account as described under "Ineligible APF Unitholders").

Treatment of Fractional Units, Shares and Notes

No fractional StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued to APF Unitholders pursuant to the Merger or the Arrangement. In the event the Merger or the Arrangement would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Payment Unit or a fractional Rockyview Share or a fractional APF Inc. Note, an adjustment will be made to the next highest whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes and a certificate representing the resulting whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued.

Reasons for the Arrangement

The APF Board of Directors believes the advantage of the Arrangement is that APF Unitholders will be entitled to receive common shares of Rockyview, a junior exploration and production company. Accordingly, APF Unitholders will benefit from:

(a) a proven management team consisting of APF Inc.'s officers that has successfully executed on acquisitions and drilling over APF Inc.'s eight years of operations. From December 1996 until year-end 2005:

  (i) daily production grew from 1,700 boe to approximately 18,000 boe;

  (ii) entity value grew from $35 million to almost $1 billion;

  (iii) aggregate cash distributions to APF Unitholders amounted to $276 million or $15.84 per unit on an original $10 APF Unit. Together with an increase in unit price, APF Trust has generated an average annual return of 22% since inception;

(b) a production base of approximately 1,000 boe/d of high netback oil and gas in the greater Wood River area of south-central Alberta;

(c) high quality, long life reserves of 3.3 million boe (proved plus probable at January 1, 2005) with a reserve life index of 9 years on a proved plus probable basis;

(d) 55,815 net undeveloped acres of land with approximately 50 drilling locations, prospective in multiple horizons for both conventional reserves as well as coalbed methane in the Horseshoe Canyon formation; and

(e) A strong balance sheet, with no debt and $7 million in cash (after expenses and payment for a portion of the Rockyview Assets in cash).

See "Notice for United States Securityholders" and "Ineligible APF Unitholders" for a further discussion on the specific treatment of APF Units held by Non-Residents and persons located outside of Canada.

Reasons for the Merger

In addition to the considerations set forth under "Recommendation of the APF Board of Directors", the APF Board of Directors believes that the principal advantages of the Merger to APF Unitholders are as follows:

APF Unitholders who are not Ineligible APF Unitholders will be entitled to receive StarPoint Payment Units and participate on a go-forward basis in a dynamic, growth oriented royalty trust on the basis of 0.63 of a StarPoint Payment Unit for each APF Unit. On a consolidated basis, APF Unitholders will benefit from:

(a) a larger, more diversified asset base with daily production of approximately 26,500 boe;

(b) a larger, more diversified undeveloped land base, with more than 500,000 net undeveloped acres of land and 575 potential drilling locations;

(c) a strong balance sheet with a lower payout ratio and a lower debt-to-cash flow ratio;

(d) high quality, long life reserves of 87.6 million boe (proved plus probable at January 1, 2005), with a reserve life index of 9.3 years on a proved plus probable basis;

(e) a larger market capitalization that is expected to result in increased liquidity, a lower cost of capital and an improved ability to compete for and finance new acquisitions;

(f) human resource and operational synergies that may contribute to lower operating costs and general and administrative costs per boe;

(g) the continued involvement of APF Inc.'s current CEO, Martin Hislop, and President, Steven Cloutier, on StarPoint's board of directors; and

(h) StarPoint's recently announced agreement to acquire $392 million of assets from EnCana Corporation, which enhances all the consolidated operating and financial indicia by:

    (i) adding 6,750 boe/d of high netback production;

    (ii) adding high quality, long life reserves of 22.8 million boe (proved plus probable at March 31, 2005) with a reserve life index of 9.3 years on a proved plus probable basis;

    (iii) reducing further the payout ratio; and

    (iv) increasing the monthly distribution to $0.21 per StarPoint Unit.

Recommendation of the APF Board of Directors

The APF Board of Directors has determined unanimously that the Arrangement and the Merger are in the best interests of APF Trust and the APF Unitholders generally and unanimously recommends that APF Unitholders vote in favour of each of the Arrangement and the Merger. In coming to its conclusion and recommendation, the APF Board of Directors considered a number of factors including the following:

(a) the expectation that the Merger will result in a mutual fund trust that is financially and operationally stronger and more efficient than APF Trust, enabling it to more effectively participate and compete in the acquisition, development, production and marketing of oil and natural gas under a variety of economic conditions;

(b) the Fairness Opinion from GMP;

(c) the structure of the Merger which generally provides, for Canadian tax purposes, for a tax-deferred rollover of APF Units into StarPoint Payment Units;

(d) the timing of the record dates for monthly distributions of each of APF Trust and StarPoint and the Closing Date provides for the uninterrupted payment of monthly cash distributions to APF Unitholders;

(e) the Merger will enable APF Unitholders (other than Ineligible APF Unitholders) to continue to participate in a larger oil and gas royalty trust with a proven management team and a strong balance sheet;

(f) information concerning the financial condition, results of operations, business, plans and prospects of StarPoint and APF Trust and the resulting potential for enhanced business efficiency, management, effectiveness and financial results of the combined entity;

(g) the historical and current trading prices of the StarPoint Units and APF Units;

(h) APF Unitholders will be entitled to receive common shares in a new exploration company, with approximately 1,000 boe/d of oil and gas production and more than 50 drilling locations managed by the current APF Inc. management team;

(i) each member of the APF Board of Directors and each officer of APF Inc. has entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger; and

(j) other benefits of the Arrangement and the Merger as described under "Reasons for the Arrangement and the Merger".

The APF Board of Directors believes both the Arrangement and the Merger are in the best interests of APF Trust and APF Unitholders generally and therefore unanimously recommends that APF Unitholders vote FOR each of the Arrangement and the Merger.

Details of the Arrangement

Prior to but as a condition to the Merger, the business of APF Inc. will be divided by a series of transactions that results in certain assets of APF Inc. being sold to Rockyview at a price based on proved plus probable reserves, in the forecast case, determined by an independent oil and gas reserves evaluation at a 10% discount rate, together with the value of undeveloped land and certain other assets (see "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement") and the APF Unitholders being entitled to become shareholders of Rockyview. The Plan of Arrangement provides for the following transactions to occur on the Effective Date of the Arrangement:

(a) the APF Trust Indenture and other constating documents of the APF Parties will be deemed to have been amended to the extent necessary to facilitate the Arrangement;

(b) 1163947, a subsidiary of Rockyview, will issue to Rockyview, for nominal consideration, the Warrants, which entitle the holder to purchase common shares of 1163947. The number of Warrants will be equal to the number of APF Units outstanding immediately prior to the Effective Time. The consideration for the issuance of the Warrants to Rockyview will be paid by Rockyview issuing an adjustable note equal to the fair market value of the Warrants to 1163947;

(c) APF Inc. and 1163947 will enter into the Purchase and Sale Agreement respecting the purchase by 1163947 of certain assets of APF Inc. (the "**Asset Purchase**");

(d) Rockyview will transfer the Warrants to APF Inc. by declaration of a dividend;

(e) APF Inc. will:

   (i) transfer the Warrants to APF Trust as partial repayment of the existing debt owed by APF Inc. to APF Trust; and

   (ii) issue APF Inc. Notes to APF Trust having an aggregate principal amount equal to the purchase price payable under the Asset Purchase as partial repayment of the existing debt owed by APF Inc. to APF Trust;

(f) APF Trust will distribute the Warrants and the APF Inc. Notes and pay cash to the Depositary and Exchange Agent in trust for the APF Unitholders on the following basis:

   (i) for APF Unitholders who are Residents, one Warrant and one APF Inc. Note for each APF Unit held;

   (ii) for APF Unitholders who are Non-Residents, 17/20th of a Warrant 17/20th of an APF Inc. Note and cash (which will be withheld and remitted to CRA on behalf of each APF Unitholder who is a Non-Resident on account of such Non-Resident's tax obligation under Part XIII.2 of the Income Tax Act) in the amount equal to the fair market value of 3/20th of a Warrant and 3/20th of the principal amount of an APF Inc. Note;

(g) APF Unitholders will individually elect to:

   (i) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of the Warrants, thereby being entitled to receive common shares of 1163947 (which, after the amalgamation of 1163947 and Rockyview, will be Rockyview Shares); or

   (ii) not exercise their Warrants and retain their APF Inc. Notes;

(h) APF Unitholders who do not make an election or where such election is not properly made will be deemed to have elected to exercise their Warrants and receive Rockyview Shares and such APF Unitholders will be deemed to have directed their APF Inc. Notes to be tendered in payment of the exercise price of their Warrants; provided that APF Unitholders who are located in the United States, or who are believed by Rockyview to be located in the United States, at the Effective Time of the Arrangement, may receive Rockyview Shares in the Arrangement only if an exemption from the registration requirements of applicable state securities laws is available;

(i) Warrants which are not exercised will expire;

(j) Rockyview and 1163947 will amalgamate and continue as one corporation under the ABCA;

(k) the issued and outstanding common shares of the corporation resulting from the amalgamation of Rockyview and 1163947 shall be consolidated on the basis of one new common share being issued for six issued and outstanding common shares; and

(l) the Rockyview Assets shall be transferred to the amalgamated company, Rockyview, according to the Purchase and Sale Agreement respecting the Asset Purchase;

(m) APF Inc. Notes received by 1163947 in satisfaction of the exercise price of the Warrants will be tendered by 1163947 (by amalgamation, Rockyview) as partial satisfaction of the purchase price under the Asset Purchase to the extent of the principal amount of the APF Inc. Notes tendered and the balance of the purchase price shall be paid to APF Inc. in cash;

(n) the Amalco Multiple Voting Share shall be redeemed for the sum of $100.00.

Procedure for the Arrangement to Become Effective

APF Unitholder Approval

The Interim Order provides that the Arrangement Resolution is required to be approved by at least 66 2/3% of the aggregate votes cast by the APF Unitholders present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes APF Board of Directors, without further notice to or approval of the APF Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval/Filing of Articles

Subject to the terms of the Arrangement Agreement and if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, APF Inc. will make application to the Court for the Final Order at the Court House, 611 – 4th Street S.W., Calgary, Alberta, on June 20, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. For the Arrangement to be effective, the Final Order and Articles of Arrangement must be filed with the Registrar. See "The Arrangement – Procedure for the Arrangement Becoming Effective".

The Merger

The Combination Agreement provides for the implementation, subject to the satisfaction of certain conditions, of the Merger. See "Details of the Merger – The Combination Agreement".

On the Closing Date, the APF Trust Indenture and any other constating documents of the APF Parties will be amended to the extent necessary to facilitate the Merger and each of the events set out below will occur and be deemed to occur for Canadian tax purposes immediately at the Time of Closing in the sequence set out below, during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

1. APF Trust will sell, transfer, convey, assign and deliver to StarPoint, and StarPoint will purchase and accept from APF Trust, all of the APF Assets, as the same exist at the Closing Date;

2. StarPoint will (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Assumed Liabilities, in accordance with their terms, and (ii) issue to APF Trust an aggregate number of StarPoint Payment Units equal in number to the product of the number of APF Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio;

3. StarPoint will subscribe for the APF Remaining Unit for $10.00 and APF Trust will issue to StarPoint the APF Remaining Unit; and

4. the APF Units (other than the APF Remaining Unit) will be redeemed in exchange only for the StarPoint Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

The Combination Agreement also provides that upon the occurrence or non-occurrence of certain events which result in the Merger not being completed, the party to the Combination Agreement responsible for or subject to such events will be required to pay compensation to the other party. See "Details of the Merger – The Combination Agreement – Termination Fees and Expense Reimbursement".

Procedure for the Merger to Become Effective

The following procedural steps must occur in order for the Merger to become effective:

(a) the APF Special Resolution respecting the Merger must be approved by (i) at least 66 2/3% of the votes cast by the APF Unitholders present in person or by proxy at the Meeting; and (ii) a majority of the votes cast by the APF Unitholders present in person or by proxy at the Meeting, excluding those votes attaching to APF Units beneficially owned or over which control or direction is exercised by APF Inc. and by directors and officers of APF Inc. who are entitled to receive payments under employment agreements as a result of the Arrangement or who may participate in the Rockyview Private Placement, and by related parties of such directors and officers;

(b) all conditions precedent to the Merger, as set forth below under "Details of the Merger – The Combination Agreement – Conditions of the Merger", must be satisfied or waived by the appropriate party; and

(c) all agreements which are required in order to implement the Merger must be executed by the appropriate parties at Closing.

Holders of Options of APF Trust

There are currently outstanding 1,989,138 APF Options. Each holder of APF Options will be entitled to, and has indicated the intention to, exercise all APF Options, in order to tender the APF Units issued on exercise of such APF Options, to the Arrangement and the Merger, or to consent to the termination of the holder's APF Options.

Effect of the Arrangement and the Merger on Holders of APF Debentures

At May 16, 2005, there was $48,077,000 in aggregate principal amount of APF Debentures outstanding. The effect of the Arrangement and the Merger on holders of APF Debentures is more particularly described at "Effect of the Arrangement and the Merger on Holders of APF Debentures".

Fairness Opinion

To assist in determining whether to recommend the Arrangement and the Merger to APF Unitholders, GMP provided the APF Board of Directors with the Fairness Opinion, which concluded that the aggregate consideration to be received under the Arrangement and the Merger collectively is fair, from a financial point of view, to APF Unitholders. A copy of the Fairness Opinion is attached as Appendix "E" to this Information Circular. See "Fairness Opinion".

Intention of Certain Insiders

Each member of the APF Board of Directors and each officer of APF Inc., who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 833,673 APF Units and 406,295 APF Options, representing approximately 1.4% of the outstanding APF Units and 20.4% of the outstanding APF Options, have indicated their intention to vote their APF Units in favour of the Arrangement and the Merger and have entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger.

See "Interests of Insiders in the Merger and the Arrangement and Intentions of Certain Insiders".

Timing

The Arrangement will become effective on the Effective Date of the Arrangement. The Merger will become effective on the Closing Date. If the APF Special Resolutions are approved at the Meeting and all other conditions specified in the Combination Agreement are satisfied or waived, StarPoint and APF Trust expect the Closing Date will be on or about June 27, 2005.

See "Timing".

Canadian Federal Income Tax Considerations

For Canadian tax purposes, APF Unitholders who hold their APF Units as capital property within the meaning of the Tax Act will not realize a capital gain (or capital loss) on the disposition of APF Units for StarPoint Payment Units pursuant to the terms of the Merger.

An APF Unitholder resident in Canada for the purposes of the Tax Act will be required to include in income such proportionate share of the Special Distribution which represents a distribution of APF Trust's income to the APF Unitholder in the taxation year in which the Special Distribution is paid. The proportionate share of the Special Distribution distributed to an APF Unitholder in excess of such APF Unitholder's share of APF Trust's income will generally not be included in the APF Unitholder's income but will reduce the adjusted cost base of the APF Units held by the APF Unitholder. To the extent that the adjusted cost base of APF Units would be negative, an APF Unitholder will be deemed to have realized a capital gain equal to such negative amount.

The combined Canadian federal income tax consequences of the subsequent exercise of the Warrants and the Merger will generally result in an APF Unitholder resident in Canada recognizing no gain or loss and receiving Rockyview Shares at an adjusted cost base equal to the amount of the Special Distribution and receiving StarPoint Payment Units at an adjusted cost base equal to his adjusted cost base in his APF Units immediately before the Merger.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement and the Merger, and the above comments are qualified in their entirety by reference to such summary.

See "Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

For U.S. federal income tax purposes, a United States Holder (as defined under "United States Federal Income Tax Considerations") generally will be required to (i) treat the Special Distribution to be received pursuant to the terms of the Arrangement as a taxable distribution, and (ii) recognize capital gain or loss on the disposition of APF Units for cash or StarPoint Payment Units pursuant to the terms of the Merger. The foregoing is qualified by the more detailed summary in this Information Circular. See "United States Federal Income Tax Considerations."

All APF Unitholders should consult their own legal and tax advisors as to the tax consequences of the Arrangement and the Merger.

Stock Exchange Listings

The currently outstanding APF Units and StarPoint Units are listed and posted for trading on the TSX. On April 12, 2005, the last trading day prior to the date of the announcement of the execution of the Combination Agreement, the closing price of the StarPoint Units on the TSX was $19.40 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.81 per APF Unit. The weighted average trading price of the StarPoint Units and APF Units for the five trading days ending April 12, 2005 were $19.70 and $11.88, respectively. On May 19, 2005, the closing price of the StarPoint Units on the TSX was $17.85 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.98 per APF Unit.

Application has been made to list the Rockyview Shares issuable pursuant to the Arrangement on the TSX. The listing of the Rockyview Shares on the TSX will be subject to Rockyview meeting the original listing requirements

of the TSX. If Rockyview is not able to meet the original listing requirements of the TSX then Rockyview will seek to list the Rockyview Shares on another Canadian stock exchange. **Conditional listing approval has not yet been obtained and there can be no assurance that the Rockyview Shares will be listed on the TSX or any other stock exchange.** While Rockyview intends to continue to seek a listing for the Rockyview Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listing is not a condition of the parties to the completion of the Plan of Arrangement. It is a condition to completing the Merger that the Rockyview Shares shall have been listed and posted for trading on the TSX for at least two Business Days.

There can be no assurance that the Rockyview Shares will be listed on any stock exchange.

The APF Inc. Notes will not be listed on any stock exchange.

The TSX has conditionally approved the listing of the StarPoint Payment Units issuable pursuant to the Merger, subject to StarPoint fulfilling all of the requirements of the TSX. Following the Closing Date of the Merger, application will be made to delist the APF Units from the TSX. See "Information Regarding APF Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "C" and "Information Regarding StarPoint Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "B" to this Information Circular.

Selected Pro Forma Information

The pro forma combined financial information set forth below and the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" – "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" hereto are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2004 or the three months ended March 31, 2005 had the proposed Arrangement and Merger and certain other adjustments been effected on January 1, 2004, or of the results of operations expected in 2005 and future years. In preparing the pro forma combined financial statements, no adjustments have been made to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of StarPoint, APF Trust and the EnCana Assets after disposition by APF Inc. of the Rockyview Assets.

The following tables are first presented assuming completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering. As there is no guarantee that the EnCana Acquisition will be completed and the StarPoint Prospectus Offering will be closed, alternative tables are also presented assuming the EnCana Acquisition is not completed and the StarPoint Prospectus Offering is not closed.

Selected Pro Forma Combined Financial Information

The following tables set out certain financial information for APF Trust, Great Northern, Rockyview and Pro Forma APF Trust for the year ended December 31, 2004 and the three month period ended March 31, 2005 and for StarPoint, and StarPoint on a pro forma basis, for the year ended December 31, 2004 and the three month period ended March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments.

The following is a summary only and must be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" - "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" to this Information Circular. Reference should also be made to the following financial statements: (i) StarPoint's audited balance sheet as at December 31, 2004, incorporated by reference herein, (ii) StarPoint's unaudited interim consolidated financial statements for the three months ended March 31, 2005 and 2004, incorporated by reference herein, (iii) the audited comparative consolidated financial statements of SEL as at and for the year ended December 31, 2004, incorporated by reference herein, (iv) the audited comparative financial statements of E3 Energy Inc. as at and for the years ended December 31, 2004 and 2003, incorporated by reference herein, (v) the audited consolidated financial statements of Upton Resources Inc. as at and for the year ended December 31, 2003, incorporated by reference herein, (vi) the audited financial statements for Selkirk Energy Partnership and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004, incorporated by reference herein, (vii) the statement of net operating revenue concerning the EnCana Assets for the years ended December 31, 2004, 2003 and 2002, and for the three months ended March 31, 2005 and 2004 (unaudited), incorporated by reference herein, (viii) the audited annual financial statements for APF Trust for the years ended December 31, 2004

and 2003, incorporated by reference herein, (ix) the unaudited interim consolidated financial statements of APF Trust for the three months ended March 31, 2005 and 2004, incorporated by reference herein, and (x) the audited annual financial statements for Great Northern Exploration Ltd. for the years ended December 31, 2003 and 2002 and unaudited comparative financial statements for the three months March 31, 2004, incorporated by reference herein.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	For the year ended December 31, 2004					
(000's)	**APF Trust**	**Great Northern[1]**	**Rockyview**	**Pro Forma APF Trust**	**StarPoint[2]**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
Assets	862,170	-	46,374	816,794	914,378	2,024,162
Liabilities	399,969	-	795	329,563	303,653	660,677
Revenue before royalties	237,107	34,672	15,988	255,791	230,101	485,892
Net income (loss)	49,636	-	-	-	-	88,743
Net income per unit - basic	1.02	-	-	-	-	1.02
Net income per unit - diluted	1.02	-	-	-	-	1.02

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

	For the three months ended March 31, 2005				
(000's)	**APF Trust**	**Rockyview**	**Pro Forma APF Trust**	**StarPoint[1]**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
Assets	860,440	43,787	819,247	930,625	2,058,228
Liabilities	417,095	811	348,114	326,478	701,321
Revenue before royalties	52,072	4,139	47,933	62,859	110,792
Net income (loss)	(2,371)	-	-	-	3,928
Net income per unit - basic	(0.04)	-	-	-	0.05
Net income per unit - diluted	(0.04)	-	-	-	0.05

Note:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

(000's)	APF Trust	Great Northern[1]	Rockyview	Pro Forma APF Trust	StarPoint[2]	Pro Forma After Giving Effect to the Arrangement and the Merger[3]
	For the year ended December 31, 2004					
Assets	862,170	-	46,374	816,794	503,496	1,613,279
Liabilities	399,969	-	795	329,563	187,561	544,585
Revenue before royalties	237,107	34,672	15,988	255,791	129,205	384,996
Net income (loss)	49,636	-	-	-	-	75,517
Net income per unit - basic	1.02	-	-	-	-	1.05
Net income per unit - diluted	1.02	-	-	-	-	1.05

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(3) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

(000's)	APF Trust	Rockyview	Pro Forma APF Trust	StarPoint[1]	Pro Forma After Giving Effect to the Arrangement and the Merger[2]
	For the three months ended March 31, 2005				
Assets	860,440	43,787	819,247	519,743	1,647,346
Liabilities	417,095	811	348,114	210,386	585,229
Revenue before royalties	52,072	4,139	47,933	37,263	85,196
Net income (loss)	(2,371)	-	-	-	505
Net income per unit - basic	(0.04)	-	-	-	0.01
Net income per unit - diluted	(0.04)	-	-	-	0.01

Notes:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(2) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

Selected Combined Operational Information

The following tables set out certain operational information for APF Trust, Great Northern, Rockyview, Pro Forma APF Trust and for StarPoint, and StarPoint on a pro forma combined basis, after giving effect to the Arrangement and the Merger. Further operational information concerning StarPoint and APF Trust is set forth in the StarPoint AIF and the APF AIF, respectively.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	Pro Forma StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1] (before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	22,313	74,378
Light & medium crude oil (bbls/d)	5,802	1,922	65	6,538	12,561	19,099
Heavy oil (bbls/d)	1,167	36	-	1,182	-	1,182
NGLs (bbls/d)	758	364	26	884	-	884
Total (boe/d)	16,012	5,535	1,038	17,281	16,280	33,561
Production[2] (before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	22,158	74,167
Light & medium crude oil (bbls/d)	6,191		43	6,148	12,599	18,747
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	16,292	33,088
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	34,539	75,376
Proved plus Probable (mboe)	58,077		3,104	54,970	54,209	109,179
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.6	6.0
Proved plus Probable	8.7		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	245,131	718,010

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1]						
(before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	17,111	69,176
Light & medium crude oil (bbls/d)	5,802	1,922	65	6,538	6,553	13,091
Heavy oil (bbls/d)	1,167	36	-	1,182		1,182
NGLs (bbls/d)	758	364	26	884		884
Total (boe/d)	16,012	5,535	1,038	17,281	9,405	26,686
Production[2]						
(before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	16,416	68,425
Light & medium crude oil (bbls/d)	6,191		43	6,148	6,666	12,814
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	9,402	26,198
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	18,337	59,174
Proved plus Probable (mboe)	58,077		3,104	54,970	31,362	86,332
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.1	5.9
Proved plus Probable	8.7		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	185,022	657,901

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

Pro Forma Combined Capitalization for StarPoint and APF Trust

The following tables set out the capitalization of APF Trust and StarPoint as at March 31, 2005, together with the pro forma combined capitalization of StarPoint as at March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments. The following is a summary only and, where applicable, should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" to this Information Circular as well as "Information Relating to StarPoint Energy Trust – Consolidated Capitalization of StarPoint" in Appendix "B" and "Information Relating to APF Energy Trust – Consolidated Capitalization of APF Trust" in Appendix "C".

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	As at March 31, 2005		
	APF Trust[1][2]	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$152,821	$317,067
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	$60,000	$60,000
Unitholders' capital	$471,133	$594,554	$1,347,314
Units	67,667	43,809	86,439
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

Assuming the EnCana Acquisition is Not Completed

	As at March 31, 2005		
	APF Trust[1][2]	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$98,611	$257,156
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	-	-
Unitholders' capital	$471,133	$309,357	$1,067,124
Units	67,667	27,409	70,039
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

See also the Pro Forma Financial Statements of Rockyview at Schedule "B" of Appendix "H".

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof and the Appendices hereto; however, terms and abbreviations used in the Appendices to this Information Circular, to the extent that they are defined in an Appendix, shall have the meanings set forth therein.

"**1167639**" means 1167639 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Subtrust;

"**1148607**" means 1148607 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of EnCana;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" has the meaning ascribed thereto in "Details of the Merger – The Combination Agreement – Acquisition Proposal and Take-Over Proposal";

"**AEPEA**" means the *Environmental Protection and Enhancement Act* (Alberta);

"**Amalco Multiple Voting Share**" means the multiple voting share originally issued by 1163947 to APF Inc.;

"**APF AIF**" means the renewal annual information form of APF Trust dated March 21, 2005 (as filed March 29, 2005) for the period ended December 31, 2004, which annual information form is incorporated by reference into Appendix "C" of this Information Circular;

"**APF Assets**" means all the property, assets and undertaking of APF Trust of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, royalties, notes or other interests in the capital of or granted by APF Trust's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of APF Trust (other than $10.00), not including the Rockyview Assets;

"**APF Board of Directors**" means the board of directors of APF Inc. as it may be comprised from time to time;

"**APF Debentures**" means the 9.40% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to a Trust Indenture dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare;

"**APF DRIP Plan**" means the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan of APF Trust;

"**APF GLJ Report**" means the report of GLJ, independent petroleum consultants, dated May 16, 2005, originally prepared February 25, 2005 and effective December 31, 2004, evaluating all of the conventional reserves of APF Inc. and APF LP, using GLJ (January 2005) pricing. The report includes the coalbed methane reserves of APF Inc. and Tika evaluated by Sproule in the Sproule Report, which were consolidated by GLJ and are included in the APF GLJ Report to generate corporate total forecasts using GLJ pricing. Certain reserves entities within the APF Inc. corporate portfolio were subsequently extracted and consolidated into a new entity, Rockyview;

"**APF Inc.**" means APF Energy Inc., a corporation incorporated under the laws of the Province of Alberta;

"**APF Inc. Notes**" means the notes of APF Inc. to be issued to APF Trust and distributed to APF Unitholders pursuant to the Arrangement, such notes bearing interest at 6% per annum and being payable within one year of the Closing Date; provided that such notes are redeemable at par, together with all accrued but unpaid interest, at any time, without penalty;

"**APF LP**" means APF Energy Limited Partnership;

"**APF Options**" means options and rights to acquire APF Units;

"**APF Parties**" means APF Trust, APF Inc., APF LP, APF Acquisition Trust, Tika and 990009 Alberta Inc.;

"**APF Party**" means any of them unless the context otherwise requires;

"**APF Remaining Unit**" means one APF Unit issued to StarPoint at the Time of Closing;

"**APF Royalties**" means royalties granted by APF Inc. and the APF LP to APF Trust on their respective oil and gas properties, consisting of an entitlement to 99% of the royalty income from the oil and gas properties after deduction of certain costs and expenditures;

"**APF Special Resolutions**" means the special resolutions of APF Unitholders to approve the Arrangement and to approve the Merger, such resolutions being attached to this Information Circular as Appendix "A";

"**APF Sproule Report**" means the report of Sproule, independent petroleum consultants, dated February 18, 2005 and effective December 31, 2004, evaluating all of the coalbed methane reserves of APF Inc. and Tika, using Sproule (December 2004) pricing;

"**APF Trust**" means APF Energy Trust, a trust created under the laws of the Province of Alberta;

"**APF Trustee**" means Computershare, in its capacity as the trustee under the APF Trust Indenture;

"**APF Trust Indenture**" means the trust indenture governing APF Trust dated as of October 10, 1996, as amended and restated to May 18, 2004, between APF Inc. and Computershare;

"**APF Unit**" means a trust unit issued by APF Trust;

"**APF Unitholders**" means, at the relevant time, the holders of APF Units other than StarPoint;

"**Arrangement**" means the proposed arrangement involving APF Trust, APF Unitholders, APF Inc., Rockyview and 1163947, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated May 20, 2005 among APF Trust, APF Inc., Rockyview and 1163947, with respect to the Arrangement, a copy of which is attached as Appendix "F", and all amendments thereto;

"**Arrangement Resolution**" means the Arrangement Resolution as set out in Appendix "A" hereto;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

"**Assumed Liabilities**" means the liabilities and obligations of APF Trust, whether or not reflected on the books of APF Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**CDS**" means The Canadian Depository for Securities Limited;

"**Closing**" means closing of the transactions contemplated by the Combination Agreement, anticipated to be on or about June 27, 2005;

"**Closing Date**" means the date upon which the Merger becomes effective, anticipated to be on or about June 27, 2005, provided that, in the event any of the conditions of closing contained in the Combination Agreement in favour of APF Trust or StarPoint have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by APF Trust and StarPoint, provided (i) the Merger shall become effective on a date which follows a record date for the payment of a regular monthly cash distribution by APF Trust to the APF Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by

StarPoint to the StarPoint Unitholders and (ii) the date is no later than July 31, 2005, unless otherwise agreed to by APF Trust and StarPoint;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Combination Agreement**" means the combination agreement dated April 13, 2005, including any subsequent amendments thereto, among APF Trust, APF Inc., StarPoint and SEL;

"**Combined Trust**" means StarPoint, after the completion of the Merger;

"**Commissioner**" means the Commissioner of Competition appointed pursuant to the provisions of the Competition Act;

"**Competition Act**" means the *Competition Act* (Canada), as amended;

"**Computershare**" means Computershare Trust Company of Canada;

"**Consolidation**" means the consolidation of the Rockyview Shares on the basis of one new Rockyview Share being issued for six issued and outstanding Rockyview Shares, as part of the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" means Canada Revenue Agency";

"**Depositary and Exchange Agent**" means Olympia at its offices referred to in the Letter of Transmittal and Election Form;

"**Distribution**" means a distribution paid by APF Trust or StarPoint in respect of the APF Units or StarPoint Units, as applicable, expressed as an amount per APF Unit or StarPoint Unit, as applicable;

"**Effective Date of the Arrangement**" means the date on which Articles of Arrangement are filed with the Registrar, anticipated to be on or about June 21, 2005;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date of the Arrangement;

"**Election Deadline**" means the deadline for APF Unitholders to elect, pursuant to the Arrangement, to exercise Warrants and receive Rockyview Shares and tender their APF Inc. Notes in satisfaction of the exercise price of the Warrants, or to retain their APF Inc. Notes, being 4:30 p.m. (local time at the place of deposit with the Depositary and Exchange Agent of the Letter of Transmittal and Election Form) on the business day before the Meeting;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**EnCana**" means EnCana Corporation;

"**EnCana Acquisition**" means the indirect acquisition by StarPoint of the EnCana Assets pursuant to the EnCana Agreement;

"**EnCana Agreement**" means the agreement dated May 9, 2005 between Subtrust and 1167639, as purchasers, and EnCana and 1148607, as vendors, respecting the purchase of the EnCana Assets;

"**EnCana Assets**" means those petroleum and natural gas properties and related assets described under the heading "EnCana Assets" in Appendix "B" that StarPoint will indirectly acquire pursuant to the EnCana Acquisition;

"**EnCana Asset Reports**" means the independent engineering reports of McDaniel dated April 29, 2005 and of GLJ dated April 29, 2005, evaluating, effective March 31, 2005, the oil, NGLs and natural gas reserves attributable to the EnCana Assets;

"**Exchange Ratio**" means the ratio of 0.63 of a StarPoint Payment Unit for each APF Unit;

"**Exempt Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act;

"**Fairness Opinion**" means the opinion of GMP dated May 20, 2005 attached to this Information Circular as Appendix "E";

"**Final Order**" means the final order of the Court approving the Arrangement under Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants;

"**GMP**" means GMP Securities Ltd., financial advisors to APF Trust;

"**Great Northern**" means Great Northern Exploration Ltd.;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this proxy statement and information circular dated May 20, 2005, together with all Appendices hereto and including the Summary hereof and all documents incorporated herein by reference, distributed by APF Trust in connection with the Meeting;

"**Interim Order**" means the interim order of the Court concerning the Arrangement under Section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Appendix "G" to this Information Circular;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or communicated in writing as of April 13, 2005, or (v) any changes arising from matters consented to or approved in writing by parties to the Combination Agreement;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**Meeting**" means the special Meeting of APF Unitholders to be held on June 20, 2005, and any adjournment hereof, at which the APF Unitholders will consider the APF Special Resolutions;

"**Meeting Record Date**" means the record date set for the Meeting, being the close of business on May 11, 2005;

"**Merger**" means the business combination of APF Trust and StarPoint which will provide for, *inter alia*, the transfer of all the APF Assets to StarPoint in consideration of the StarPoint Payment Units and the assumption of the Assumed Liabilities by StarPoint and the distribution of all StarPoint Payment Units to the APF Unitholders on the

Closing Date upon, and as consideration for, the redemption of all of the APF Units (other than the APF Remaining Unit), all as contemplated in Section 132.2 of the Tax Act;

"**NI 51-101**" means National Instrument – 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Income Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Income Tax Act;

"**Notice of Petition**" means the Notice of Petition by APF Inc., Rockyview and 1163947 to the Court for the Final Order which accompanies this Information Circular;

"**1163947**" means 1163947 Alberta Inc.;

"**Olympia**" means Olympia Trust Company;

"**Ordinary Resolution**" means a resolution approved at a meeting of APF Unitholders by more than 50 percent of the votes cast in respect of the resolution by or on behalf of APF Unitholders;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to Appendix "F" to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Policy Q-27**" means Policy Q-27 of the Québec Authorité Des Marchés Financiers – "Requirements for Minority Security Holders Protection in Certain Transactions";

"**Purchase and Sale Agreement**" means the agreement between Rockyview and APF Inc. pursuant to which Rockyview will acquire the Rockyview Assets;

"**Registrar**" means the Registrar of Corporations appointed under the ABCA;

"**Resident**" means a Person or partnership that is not a Non-Resident;

"**Rockyview**" means Rockyview Energy Inc.;

"**Rockyview Assets**" means the assets to be acquired by Rockyview from APF Inc., as a part of the Arrangement, as such assets are more particularly described in the Arrangement Agreement;

"**Rockyview Private Placement**" means the proposed private placement of up to 1,826,484 units comprised of Rockyview Shares and Rockyview Warrants immediately following the completion of the matters contemplated in the Arrangement as described in this Information Circular under the heading "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement";

"**Rockyview Report**" means the report of GLJ, independent petroleum consultants, dated May 16, 2005 and effective December 31, 2004, evaluating the petroleum and natural gas reserves in the Rockyview Assets using GLJ (January 2005) pricing;

"**Rockyview Shares**" means common shares of Rockyview;

"**Rockyview Stock Option Plan**" means the stock option plan of Rockyview as set out in Appendix "I" to this Information Circular;

"**Rockyview Warrants**" mean warrants of Rockyview to be issued in the Rockyview Private Placement;

"**Rule 61-501**" means Rule 61-501 of the Ontario Securities Commission;

"**SCT**" means StarPoint Commercial Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned subsidiary of StarPoint;

"**SEC**" means the United States Securities and Exchange Commission;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**SEL**" means StarPoint Energy Ltd.;

"**Special Distribution**" means the distribution to APF Unitholders of the Warrants and the APF Inc. Notes and cash in accordance with the Arrangement;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of APF Unitholders (including an adjourned meeting) duly conveyed for the purpose and held in accordance with the provisions of the APF Trust Indenture at which two or more holders of at least 10 percent of the aggregate number of APF Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3 percent of the APF Units represented at the meeting and voted on a poll upon such resolution;

"**Sproule**" means Sproule Associates Limited;

"**StarPoint**" means StarPoint Energy Trust, a trust created under the laws of the Province of Alberta;

"**StarPoint AIF**" means the renewal annual information form of StarPoint dated March 28, 2005 for the year ended December 31, 2004, which annual information form is incorporated by reference into Appendix "B" of this Information Circular;

"**StarPoint Board of Directors**" means the board of directors of SEL as it may be comprised from time to time;

"**StarPoint Exchangeable Shares**" means series A exchangeable shares in the capital of SEL;

"**StarPoint, Mission and E3 Arrangement**" means the plan of arrangement under Section 193 of the ABCA and Section 192 of the *Canada Business Corporations Act* involving SEL, E3 Energy Inc., StarPoint, Mission Oil & Gas Inc., StarPoint Acquisition Ltd., StarPoint Exchangeco Ltd. and the securityholders of SEL and E3 Energy Inc., which was completed January 7, 2005;

"**StarPoint NPI**" means the net profits interest granted by StarPoint Energy Partnership to StarPoint;

"**StarPoint Parties**" means StarPoint, SEL, SCT, StarPoint Exchangeco Ltd., 1149708 Alberta Ltd., Trend Energy Ltd. and StarPoint Energy Partnership, and "**StarPoint Party**" means any of them unless the context otherwise requires;

"**StarPoint Payment Units**" means the StarPoint Units issued to APF Trust in consideration of the sale and transfer of the APF Assets and the assumption of the Assumed Liabilities by StarPoint;

"**StarPoint Prospectus Offering**" means the offering by StarPoint of subscription receipts and convertible debentures as described in Appendix "B" hereto;

"**StarPoint Unit**" means a trust unit issued by StarPoint;

"**StarPoint Unitholders**" means, at the relevant time, the holders of StarPoint Units;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Subtrust**" means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta of which StarPoint is the sole beneficiary;

"**Support Agreements**" means the agreements entered into between StarPoint and each of the directors and officers of APF Inc., pursuant to which such directors and officers have agreed to vote the APF Units held by them in favour of the APF Special Resolutions;

"**Take-Over Proposal**" has the meaning ascribed thereto in "Details of the Merger – The Combination Agreement – Acquisition Proposal and Take-Over Proposal";

"**Tika**" means Tika Energy, Inc.;

"**Time of Closing**" means 10:00 a.m. on the Closing Date or such other time as is mutually agreed by APF Trust and StarPoint;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S under the 1933 Act; and

"**Warrants**" means warrants of 1163947 distributed to APF Unitholders under the Arrangement, which may be exercised to subscribe for common shares of 1163947 by tendering APF Inc. Notes in satisfaction of the exercise price of the Warrants (resulting in the APF Unitholder becoming a shareholder of Rockyview subsequent to the amalgamation of 1163947 and Rockyview).

PRESENTATION OF OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas information of APF Trust contained in this Information Circular, including the documents incorporated by reference, has been prepared and presented in accordance with NI 51-101, adopted by the Canadian securities regulatory authorities. In this Information Circular, unless otherwise indicated, all estimates and disclosure of oil and natural gas reserves and production of APF Trust including in this Information Circular are presented on a "gross" basis (as defined in NI 51-101), and using forecast price and cost assumptions in the applicable independent engineering evaluation. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Information Circular. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

All oil and natural gas reserves and operational information, as well as all financial information, relating to StarPoint contained in this Information Circular is based on information provided to APF Trust by StarPoint. StarPoint has advised APF Trust that, unless otherwise indicated, all estimates of disclosure of oil and natural gas reserves and production of StarPoint including in this Information Circular are presented using forecast price and cost assumptions in the applicable independent engineering evaluation. For additional information regarding StarPoint's oil and natural gas reserves and production information, please refer to the StarPoint AIF, a copy of which is available through StarPoint's issuer profile on the SEDAR website at www.sedar.com. See also "Presentation of StarPoint Information".

Each of APF Trust and StarPoint has adopted the standard of 6 mcf:1 boe when converting natural gas to boes. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For additional information regarding the presentation of APF Trust's oil and natural gas reserves and production information and a description of certain terms used in this Information Circular, please refer to "Natural Gas and Petroleum Reserves and Production Disclosure and Definitions" in the APF AIF, a copy of which is available through the internet on APF Trust's issuer profile on the SEDAR website at www.sedar.com and to the definitions set forth in NI 51-101 and Companion Policy 51-101CP. In addition to those terms defined in the APF AIF and NI 51-101 and Companion Policy 51-101CP, in this Information Circular the term "reserve life index" has the meaning set forth below:

"**reserve life index**" means the number of years obtained by:

(a) in the case of APF Trust, dividing (i) the quantity of the gross reserves for the particular reserves category as at December 31, 2004 (based on the independent engineering evaluation contained in the APF AIF and using forecast prices and costs) less actual gross production for the three months ended March 31, 2005, by (ii) the annualized actual gross production for the three months ended March 31, 2005;

(b) in the case of StarPoint, by dividing (i) the quantity of the gross reserves for the particular reserves category as at December 31, 2004 (based on the independent engineering evaluation contained in the StarPoint AIF and using forecast prices and costs) less actual gross production for the three months ended March 31, 2005, by (ii) the annualized actual gross production for the three months ended March 31, 2005; and

(c) in the case of the combined entity, by dividing (i) the combined quantity of gross reserves for APF Trust and StarPoint as calculated pursuant to paragraphs (a)(i) and (b)(i) above, by (ii) the combined annualized gross production for APF Trust and StarPoint for the three months ended March 31, 2005.

ABBREVIATIONS

The following abbreviations are used in this Information Circular to represent the following terms:

"**bbl**" means barrel and "**bbls**" means barrels;
"**bbls/d**" means barrels per day;
"**boe**" means barrels of oil equivalent, with natural gas converted at 6 mcf of natural gas per bbl of oil;
"**boe/d**" means barrels of oil equivalent per day, with natural gas converted at 6 mcf of gas per bbl of oil, unless otherwise stated (see "Presentation of Oil and Natural Gas Reserves and Production Information");
"**mbbls**" means 1,000 barrels;
"**mboe**" means 1,000 barrels of oil equivalent, with natural gas converted at 6 mcf of gas per bbl of oil, unless otherwise stated;
"**mcf**" means 1,000 cubic feet;
"**mcf/d**" means 1,000 cubic feet per day;
"**mmbbls**" means, 1,000,000 barrels;
"**mmbtu**" means 1,000,000 British thermal units;
"**mmcf**" means 1,000,000 cubic feet;
"**mmcf/d**" means 1,000,000 cubic feet per day; and
"**NGLs**" or "**liquids**" means natural gas liquids.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies on behalf of APF Trust by the management of APF Inc. for use at the Meeting. The Meeting will be held in the Lecture Theatre at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Monday, June 20, 2005 at 9:00 a.m. (Calgary time) for the purposes set forth in the Notice of Special Meeting accompanying this Information Circular. It is expected that such solicitation will be primarily by mail. Proxies may also be solicited personally by officers of APF Inc. at nominal cost. The cost of solicitation on behalf of APF Trust will be borne by APF Trust. The information contained in this Information Circular is given as of May 20, 2005 except where otherwise indicated.

In addition, APF Trust has retained Canaccord Capital Corporation ("Canaccord") as soliciting dealer manager at a fee of $85,000, plus goods and services tax and plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States. Canaccord will form and manage a soliciting dealer group to solicit proxies in connection with the Meeting. APF Trust has agreed to pay a solicitation fee of $0.10 per APF Unit voted at the Meeting in favour of the special resolutions pertaining to the Arrangement and the Merger, with such fee being payable to the member of the soliciting dealer group whose name appears on the applicable proxy, subject to a minimum fee of $75 and a maximum fee of $1,500 for APF Units voted by each beneficial owner, and the holdings of each beneficial owner will be aggregated for this purpose. The minimum fee will only be payable in respect of APF Units owned by any single beneficial owner representing greater than 500 votes at the Meeting.

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered APF Unitholders, your Letter of Transmittal and Election Form, please call Canaccord at (403) 508-3871 or toll free at 1-866-601-5923.

No person has been authorized to give any information or make any representation in connection with the Arrangement and the Merger or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

APPOINTMENT OF PROXIES

Those APF Unitholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare by mail or facsimile to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (a self-addressed envelope is enclosed), fax number: 416-263-9524. In order to be valid, proxies must be received by the APF Trustee at least 24 hours, excluding Saturdays, Sundays and statutory holidays, prior to the time of the Meeting or any adjournment thereof.

The document appointing a proxy must be in writing and completed and signed by the APF Unitholder or his or her attorney authorized in writing or, if the APF Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc. should so indicate and provide satisfactory evidence of such authority.

The persons named as proxyholders in the enclosed form of proxy, Martin Hislop and Steven Cloutier, are officers of APF Inc. An APF Unitholder desiring to appoint some other person as his or her representative at the Meeting may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person's name (who need not be an APF Unitholder) in the blank space provided in the enclosed form of proxy; or (ii) completing another valid form of proxy. In either case, the completed proxy must be delivered to the APF Trustee at the place and within the time specified above for the deposit of proxies.

REVOCATION OF PROXIES

An APF Unitholder who has given a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any other manner permitted by law, an APF Unitholder may revoke the proxy with an instrument in writing signed and delivered to the APF Trustee at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the

Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the APF Unitholder or his or her attorney authorized in writing or, if the APF Unitholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, an APF Unitholder who has given a proxy may attend the Meeting in person (or where the APF Unitholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the Chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The APF Units represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such APF Units will be voted FOR the resolutions referred to in the proxy. If any amendment or variation to the matters identified in the Notice of Special Meeting is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Information Circular, none of the APF Parties is aware of any other amendments or variations or other matters to come before the Meeting.

VOTING OF TRUST UNITS – ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many APF Unitholders, as a substantial number of the APF Unitholders do not hold APF Units in their own name. APF Unitholders who do not hold their APF Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by APF Unitholders whose names appear on the records of APF Trust as the registered holders of APF Units can be recognized and acted upon at the Meeting. If APF Units are listed in an account statement provided to an APF Unitholder by a broker, then in almost all cases those APF Units will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such APF Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). APF Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting APF Units for their clients. Beneficial Holders cannot be recognized at the Meeting for purposes of voting the APF Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the APF Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered APF Unitholders. However, its purpose is limited to instructing the registered APF Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free number to vote the APF Units held by the Beneficial Holder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of APF Units to be represented at the Meeting. A Beneficial Holder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote APF Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the APF Units voted.

IF YOU ARE A BENEFICIAL HOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding APF Units. Generally, if a quorum is not present

at a meeting within one half an hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the meeting. At such meeting, the APF Unitholders present either personally or by proxy shall form a quorum. In the case of the Meeting, at which special resolutions are under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The APF Unitholders are the sole beneficiaries of APF Trust. On a show of hands, every APF Unitholder present in person or represented by proxy (and entitled to vote) has one vote. On a poll or ballot, every APF Unitholder present in person or by proxy has one vote for each APF Unit held. All votes on special resolutions will be conducted by a poll and no demand for a poll is required. As at May 11, 2005 (the "**Meeting Record Date**"), there were 60,714,056 issued and outstanding APF Units. APF Unitholders of record as of the Meeting Record Date are entitled to receive the Notice of Special Meeting and attend and vote at the Meeting.

As at the date of this Information Circular and to the best of the knowledge of the directors and officers of APF Inc., no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding APF Units.

BACKGROUND AND REASONS FOR THE ARRANGEMENT AND THE MERGER

Background to the Arrangement and the Merger

On March 2, 2005, APF Inc. representatives were contacted by StarPoint's financial advisor, who indicated that StarPoint was interested in discussing a potential business combination with APF Trust. Later that day, StarPoint's financial advisor provided APF Inc. with an overview of the general terms of such a transaction, which outlined a merger between the two trusts and the creation of a publicly-traded exploration and production company. The material also contained estimated financial and operating data for the combined trust, based on public data. On March 3, 2005, representatives of StarPoint and APF Inc. met to discuss a potential business combination.

Between March 3, 2005 and March 10, 2005, APF Inc. reviewed internally the material provided by StarPoint and its financial advisors, as well as material obtained from other public sources. On March 10, 2005, the parties executed a confidentiality agreement to facilitate the exchange and review of confidential information.

On March 21, 2005, the APF Board of Directors received financial advice from GMP on StarPoint's proposal and reviewed with them and Parlee McLaws LLP the structure and terms of the proposal. On April 2, 2005, the APF Board of Directors authorized management to continue to negotiate the terms of StarPoint's non-binding proposal and, subject to certain terms and provisions being included in the proposal, authorized the entering into of the proposal on behalf of APF Trust. The proposal was entered into on April 4, 2005. The proposal provided for a period of exclusive negotiations, indicated preliminary terms of a combination and outlined certain outstanding due diligence procedures. The terms of any combination were subject to completion of due diligence by APF Trust and StarPoint, final negotiations of definitive terms and agreements and the approval of each of the APF Board of Directors and StarPoint Board of Directors.

Subsequent to April 4, 2005, discussions and negotiations continued between representatives of APF Trust and representatives of StarPoint with respect to due diligence matters, terms and conditions to the Merger and the terms of the Combination Agreement.

The APF Board of Directors met on April 12, 2005. GMP provided the APF Board of Directors with advice regarding the proposed Merger, including its view as to the fairness, from a financial point of view, of the consideration to be received by the APF Unitholders under the proposal. Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP provided advice on the structure of the transaction and the terms of the draft Combination Agreement. The APF Board of Directors reviewed the terms of the draft Combination Agreement, discussed with its counsel a number of issues arising in respect of the Combination Agreement and fully considered its duties and responsibilities to holders of APF Units.

The Combination Agreement was executed on April 13, 2005 and the transaction was publicly announced on that date. The APF Board of Directors approved the Combination Agreement and unanimously determined that the Arrangement and the Merger is in the best interests of APF Trust and APF Unitholders generally and resolved to unanimously recommend that the APF Unitholders vote in favour of the Merger. Support Agreements of each director and officer of APF Inc. were executed dated April 13, 2005.

On May 4, 2005, the non-management members of the APF Board of Directors met with representatives of GMP to consider the terms of the Rockyview Private Placement and the Rockyview Option Plan.

Reasons for the Arrangement

The APF Board of Directors believes the advantage of the Arrangement is that APF Unitholders will be entitled to receive common shares of Rockyview, a junior exploration and production company. Accordingly, APF Unitholders will benefit from:

(a) a proven management team consisting of APF Inc.'s officers that has successfully executed on acquisitions and drilling over APF Inc.'s eight years of operations. From December 1996 until year-end 2005:

  (i) daily production grew from 1,700 boe to approximately 18,000 boe;

  (ii) entity value grew from $35 million to almost $1 billion; and

  (iii) aggregate cash distributions to APF Unitholders amounted to $276 million or $15.84 per unit on an original $10 APF Unit. Together with an increase in unit price, APF Trust has generated an average annual return of 22% since inception;

(b) a production base of approximately 1,000 boe/d of high netback oil and gas in the greater Wood River area of south-central Alberta;

(c) high quality, long life reserves of 3.3 million boe (proved plus probable at January 1, 2005) with a reserve life index of 9 years on a proved plus probable basis;

(d) 55,815 net undeveloped acres of land with approximately 50 drilling locations, prospective in multiple horizons for both conventional reserves as well as coalbed methane in the Horseshoe Canyon formation; and

(e) A strong balance sheet, with no debt and $7 million in cash (after expenses and payment for a portion of the Rockyview Assets in cash).

See "Notice for United States Securityholders" and "Ineligible APF Unitholders" for a further discussion on the specific treatment of APF Units held by Non-Residents and persons located outside of Canada.

Reasons for the Merger

In addition to the considerations set forth under "Recommendation of the APF Board of Directors", the APF Board of Directors believes that the principal advantages of the Merger to APF Unitholders are as follows:

APF Unitholders who are not Ineligible APF Unitholders will be entitled to receive StarPoint Payment Units and participate on a go-forward basis in a dynamic, growth oriented royalty trust on the basis of 0.63 of a StarPoint Payment Unit for each APF Unit. On a consolidated basis, APF Unitholders will benefit from:

(a) a larger, more diversified asset base with daily production of approximately 26,500 boe;

(b) a larger, more diversified undeveloped land base, with more than 500,000 net undeveloped acres of land and 575 potential drilling locations;

(c) a strong balance sheet with a lower payout ratio and a lower debt-to-cash flow ratio;

(d) high quality, long life reserves of 87.6 million boe (proved plus probable at January 1, 2005), with a reserve life index of 9.3 years on a proved plus probable basis;

(e) a larger market capitalization that is expected to result in increased liquidity, a lower cost of capital and an improved ability to compete for and finance new acquisitions;

(f) human resource and operational synergies that may contribute to lower operating costs and general and administrative costs per boe;

(g) the continued involvement of APF Inc.'s current CEO, Martin Hislop, and President, Steven Cloutier, on StarPoint's board of directors; and

(h) StarPoint's recently announced agreement to acquire $392 million of assets from EnCana Corporation, which enhances all the consolidated operating and financial indicia by:

    (i) adding 6,750 boe/d of high netback production;

    (ii) adding high quality, long life reserves of 22.8 million boe (proved plus probable at March 31, 2005) with a reserve life index of 9.3 years on a proved plus probable basis;

    (iii) reducing further the payout ratio; and

    (iv) increasing the monthly distribution to $0.21 per StarPoint Unit.

Recommendation of the APF Board of Directors

The APF Board of Directors has determined unanimously that the Arrangement and the Merger are in the best interests of APF Trust and the APF Unitholders generally and unanimously recommends that APF Unitholders vote in favour of each of the Arrangement and the Merger. In coming to its conclusion and recommendation, the APF Board of Directors considered a number of factors including the following:

(a) the expectation that the Merger will result in a mutual fund trust that is financially and operationally stronger and more efficient than APF Trust, enabling it to more effectively participate and compete in the acquisition, development, production and marketing of oil and natural gas under a variety of economic conditions;

(b) the Fairness Opinion from GMP;

(c) the structure of the Merger which generally provides, for Canadian tax purposes, for a tax-deferred rollover of APF Units into StarPoint Payment Units;

(d) the timing of the record dates for monthly distributions of each of APF Trust and StarPoint and the Closing Date provides for the uninterrupted payment of monthly cash distributions to APF Unitholders;

(e) the Merger will enable APF Unitholders (other than Ineligible APF Unitholders) to continue to participate in a larger oil and gas royalty trust with a proven management team and a strong balance sheet;

(f) information concerning the financial condition, results of operations, business, plans and prospects of StarPoint and APF Trust and the resulting potential for enhanced business efficiency, management, effectiveness and financial results of the combined entity;

(g) the historical and current trading prices of the StarPoint Units and APF Units;

(h) APF Unitholders will be entitled to receive common shares in a new exploration company, with approximately 1,000 boe/d of oil and gas production and more than 50 drilling locations managed by the current APF Inc. management team;

(i) each member of the APF Board of Directors and each officer of APF Inc. has entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger; and

(j) other benefits of the Arrangement and the Merger as described under "Reasons for the Arrangement and the Merger".

The APF Board of Directors believes both the Arrangement and the Merger are in the best interests of APF Trust and APF Unitholders generally and therefore unanimously recommends that APF Unitholders vote FOR each of the Arrangement and the Merger.

Each of the Arrangement and the Merger requires the approval of holders of not less than 66 2/3% of the APF Units represented at the Meeting which are voted in respect of the resolution in person or by proxy. See "Interests of Insiders in the Merger and Intentions of Certain Insiders".

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote such proxy in favour of the Arrangement and the Merger.

THE ARRANGEMENT

Effect of the Arrangement Upon APF Unitholders

After giving effect to the Arrangement, Rockyview will have acquired the Rockyview Assets from APF Inc. Those APF Unitholders who have exercised or are deemed to have exercised the Warrants distributed pursuant to the Arrangement will have become shareholders of Rockyview. APF Unitholders who elect not to exercise their Warrants will retain APF Inc. Notes. APF Unitholders who fail to make any election or fail to properly complete the Letter of Transmittal and Election Form will be deemed to have elected to exercise their Warrants and become shareholders of Rockyview. See "The Arrangement – Effect of the Arrangement Upon APF Unitholders".

If all APF Unitholders, including APF Unitholders who are Non-Resident of Canada, elect to exercise their Warrants and become shareholders of Rockyview, it is anticipated that there will be 66,139,721 Rockyview Shares outstanding assuming conversion of all APF Options, conversion of all APF Debentures and issuance of APF Units pursuant to the APF DRIP prior to the Effective Date of the Arrangement (12,849,771 after the Consolidation and the Rockyview Private Placement), together with 913,242 Rockyview Warrants and approximately 927,500 Rockyview Options (after the Consolidation). See "Other Matters to be Considered at the Meeting – Approval of the Private Placement".

Details of the Arrangement

Prior to but as a condition to the Merger, the business of APF Inc. will be divided by a series of transactions that results in certain assets of APF Inc. being sold to Rockyview at a price based on proved plus probable reserves, in the forecast case, determined by an independent oil and gas reserves evaluation at a 10% discount rate, together with the value of undeveloped land and certain other assets (see "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement") and the APF Unitholders being entitled to become shareholders of Rockyview. The Plan of Arrangement provides for the following transactions to occur on the Effective Date of the Arrangement:

(a) the APF Trust Indenture and other constating documents of the APF Parties will be deemed to have been amended to the extent necessary to facilitate the Arrangement;

(b) 1163947, a subsidiary of Rockyview, will issue to Rockyview, for nominal consideration, the Warrants, which entitle the holder to purchase common shares of 1163947. The number of Warrants will be equal to the number of APF Units outstanding immediately prior to the Effective Time. The consideration for the issuance of the Warrants to Rockyview will be paid by Rockyview issuing an adjustable note equal to the fair market value of the Warrants to 1163947;

(c) APF Inc. and 1163947 will enter into the Purchase and Sale Agreement respecting the purchase by 1163947 of certain assets of APF Inc. (the "**Asset Purchase**");

(d) Rockyview will transfer the Warrants to APF Inc. by declaration of a dividend;

(e) APF Inc. will:

(i) transfer the Warrants to APF Trust as partial repayment of the existing debt owed by APF Inc. to APF Trust; and

(ii) issue APF Inc. Notes to APF Trust having an aggregate principal amount equal to the purchase price payable under the Asset Purchase as partial repayment of the existing debt owed by APF Inc. to APF Trust;

(f) APF Trust will distribute the Warrants and the APF Inc. Notes and pay cash to the Depositary and Exchange Agent in trust for the APF Unitholders on the following basis:

(i) for APF Unitholders who are Residents, one Warrant and one APF Inc. Note for each APF Unit held;

(ii) for APF Unitholders who are Non-Residents, $17/20^{th}$ of a Warrant $17/20^{th}$ of an APF Inc. Note and cash (which will be withheld and remitted to CRA on behalf of each APF Unitholder who is a Non-Resident on account of such Non-Resident's tax obligation under Part XIII.2 of the Income Tax Act) in the amount equal to the fair market value of $3/20^{th}$ of a Warrant and $3/20^{th}$ of the principal amount of an APF Inc. Note;

(g) APF Unitholders will individually elect to:

(i) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of the Warrants, thereby being entitled to receive common shares of 1163947 (which, after the amalgamation of 1163947 and Rockyview, will be Rockyview Shares); or

(ii) not exercise their Warrants and retain their APF Inc. Notes;

(h) APF Unitholders who do not make an election or where such election is not properly made will be deemed to have elected to exercise their Warrants and receive Rockyview Shares and such APF Unitholders will be deemed to have directed their APF Inc. Notes to be tendered in payment of the exercise price of their Warrants; provided that APF Unitholders who are located in the United States, or who are believed by Rockyview to be located in the United States, at the Effective Time of the Arrangement, may receive Rockyview Shares in the Arrangement only if an exemption from the registration requirements of applicable state securities laws is available;

(i) Warrants which are not exercised will expire;

(j) Rockyview and 1163947 will amalgamate and continue as one corporation under the ABCA;

(k) the issued and outstanding common shares of the corporation resulting from the amalgamation of Rockyview and 1163947 shall be consolidated on the basis of one new common share being issued for six issued and outstanding common shares;

(l) the Rockyview Assets shall be transferred to the amalgamated company, Rockyview, according to the Purchase and Sale Agreement respecting the Asset Purchase;

(m) APF Inc. Notes received by 1163947 in satisfaction of the exercise price of the Warrants will be tendered by 1163947 (by amalgamation, Rockyview) as partial satisfaction of the purchase price under the Asset Purchase to the extent of the principal amount of the APF Inc. Notes tendered and the balance of the purchase price shall be paid to APF Inc. in cash; and

(n) the Amalco Multiple Voting Share shall be redeemed for the sum of $100.00.

In order for an APF Unitholder to elect whether to exercise the Warrants and receive Rockyview Shares or, alternatively, to retain the APF Inc. Notes, an APF Unitholder must deposit a properly completed and duly executed Letter of Transmittal and Election Form, in the form accompanying this Information Circular, together with the certificates representing such APF Unitholder's APF Units with the Depositary and Exchange Agent at one of the offices specified in such form not later than the Election Deadline. APF Unitholders who fail to make such election by the Election Deadline will be deemed to have elected to exercise their Warrants and become holders of Rockyview Shares. See "Procedure for Election and Exchange of APF Certificates".

The Arrangement provides that any certificate representing APF Units that is not validly deposited with the Depositary and Exchange Agent within six years of the date of completion of the Arrangement shall cease to represent a claim or interest of any kind or nature to Rockyview Shares or APF Inc. Notes to which the holder of such certificate would have otherwise been entitled and such securities shall be deemed to have been surrendered to Rockyview or APF Inc., as the case may be, together with all entitlements to distributions, dividends, payments and interest thereon held for such holder.

Description of the APF Inc. Notes

The APF Inc. Notes will be issued under a trust indenture (the "Note Indenture") to be dated on or before the date of closing of the Arrangement, between APF Inc. and Olympia Trust Company, as trustee (the "Note Trustee"). The aggregate principal amount of the APF Inc. Notes authorized for issue will be limited to the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement.

The APF Inc. Notes will be dated as of the closing date of the Arrangement and will be due one year from such closing date.

The APF Inc. Notes will bear interest from the date of issue at 6.0% per annum, payable on maturity, and will be redeemable at any time without notice, bonus or penalty at the option of APF Inc.

The APF Inc. Notes will not be listed on any stock exchange.

The APF Inc. Notes will be direct obligations of APF Inc. and will not be secured by any mortgage, pledge, hypothec or other charge. The payment of the principal of and interest on, the APF Inc. Notes will be subordinated in right of payment, as set forth in the Note Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of APF Inc. "Senior Indebtedness" of APF Inc. will be defined in the Note Indenture as the principal of, premium, if any, interest on and other amounts in respect of all indebtedness of APF Inc. (whether outstanding as at the date of the Note Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the APF Inc. Notes.

The Note Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relating to APF Inc. or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of APF Inc., whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of APF Inc., then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of APF Inc. Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the APF Inc. Notes or any unpaid interest accrued thereon. The Note Indenture will also provide that APF Inc. will not make any

payment, and the holders of the APF Inc. Notes will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set–off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the APF Inc. Notes (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the APF Inc. Notes, or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the APF Inc., unless the Senior Indebtedness has been repaid in full.

The Note Indenture will provide that an event of default ("Event of Default") in respect of the APF Inc. Notes will occur if any one or more of the following described events has occurred and is continuing with respect to the APF Inc. Notes: (a) failure to pay principal and interest on the APF Inc. Notes when due; (b) certain events of bankruptcy, insolvency or reorganization of the APF Inc. under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Note Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of APF Inc. Notes then outstanding, declare the principal of and interest on all outstanding APF Inc. Notes to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the APF Inc. Notes then outstanding may, on behalf of the holders of all APF Inc. Notes, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

The rights of the holders of the APF Inc. Notes may be modified in accordance with the terms of the Note Indenture. For that purpose, among others, the Note Indenture will contain certain provisions which will make binding on all holders of APF Inc. Notes, resolutions passed at meetings of the holders of APF Inc. Notes by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the APF Inc. Notes present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the APF Inc. Notes then outstanding.

See "Stock Exchange Listings" and "Other Legal Matters - Resale of StarPoint Units and Rockyview Shares and APF Inc. Notes".

Conditions to the Arrangement

The respective obligations of APF Inc., APF Trust, 1163947 and Rockyview to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived on or before the Effective Date of the Arrangement. These conditions are set forth in the Arrangement Agreement and include:

(a) mutual closing conditions:

(i) the Interim Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, not later than May 20, 2005 or such later date as the parties may agree, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(ii) a special resolution shall have been passed by APF Trust and by the APF Unitholders as may be required pursuant to the Interim Order, on or before July 31, 2005, or such other date as mutually agreed to between APF Inc. and Rockyview, in form and substance satisfactory to each of APF Inc. and Rockyview, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(iii) on or before July 31, 2005, or such other date as mutually agreed to between APF Inc. and Rockyview, the Final Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview, each acting reasonably;

(iv) the Arrangement shall have become effective on or before July 31, 2005;

(v) the Articles of Arrangement, Articles of Amalgamation and Articles of Amendment shall be in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, and

shall have been accepted for filing by the Registrar, together with the Final Order and all related documents in accordance with subsection 193(9) of the ABCA;

(vi) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(A) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(B) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(vii) the consents of the lenders and other creditors of APF Inc., if required, to the Arrangement, to the extent required, shall have been obtained;

(viii) all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX to the listing of Rockyview Shares issuable under the Plan of Arrangement, and of the securities regulatory authorities in respect of Rockyview Shares being freely tradable in Canada without restriction (other than those restrictions associated with "control block" provisions), shall have been obtained on terms and conditions satisfactory to APF Inc. and Rockyview, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period; and

(ix) the Purchase and Sale Agreement with respect to the sale by APF Inc. of the Rockyview Assets shall have been executed on terms satisfactory to APF Trust acting reasonably, in accordance with the Arrangement Agreement and there shall be no adverse tax consequences to APF Trust.

(b) APF Inc.'s closing conditions:

(i) the representations and warranties made by Rockyview and 1163947 in Section 7.1 of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date of the Arrangement as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Rockyview or 1163947. Rockyview and 1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to the truth of the representations and warranties on the Effective Date of the Arrangement and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(ii) Rockyview and 1163947 shall have complied in all material respects with their respective covenants in the Arrangement Agreement and Rockyview and 1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to such compliance and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(iii) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of APF Inc. and APF Trust, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to 1163947 or Rockyview consummating the Plan of Arrangement; and

(iv) the Rockyview Shares and the APF Inc. Notes to be issued or paid, as applicable, pursuant to the Arrangement shall have been deposited with the Depositary and Exchange Agent (as defined in the Plan of Arrangement), together with an irrevocable direction authorizing and directing the Depositary and Exchange Agent to deliver Rockyview Shares or the APF Inc. Notes pursuant to the Arrangement to the holders of the APF Units who are entitled to receive such Rockyview Shares or APF Inc. Notes in accordance with the Arrangement.

(c) Rockyview's and 1163947's closing conditions:

(i) the representations and warranties made by APF Inc. and APF Trust in Section 6.1 of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date of the Arrangement as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the Rockyview Assets. APF Inc. and APF Trust shall have provided to Rockyview and 1163947 a certificate of APF Inc. and APF Trust certifying as to the truth of such representations and warranties on the Effective Date of the Arrangement, and Rockyview and 1163947 shall have no knowledge to the contrary;

(ii) APF Inc. and APF Trust shall have complied in all material respects with their covenants in the Arrangement Agreement and APF Inc. and APF Trust shall have provided to Rockyview a certificate certifying as to such compliance, and Rockyview shall have no actual knowledge to the contrary;

(iii) no act or matter having a Material Adverse Effect on the Rockyview Assets shall have occurred since April 13, 2005;

(iv) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or prospective change) that, in the judgment of Rockyview, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to consummating the Plan of Arrangement; and

(v) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of Rockyview to effectively exercise full rights of ownership of the Rockyview Assets, including, without limitation, the right of Rockyview to use and enjoy the business of the Rockyview Assets.

There is no assurance that the conditions will be satisfied or waived on a timely basis.

Upon the conditions being fulfilled or waived, APF Inc. and Rockyview intend to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Registrar, together with such other materials as may be required by the Registrar.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the APF Unitholders authorizes the APF Board of Directors, without further notice to or approval of APF Trust or APF Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" for the text of the Arrangement Resolution.

Termination of the Arrangement Agreement

Notwithstanding any other rights contained in the Arrangement Agreement, either APF Inc. or Rockyview may terminate the Arrangement Agreement upon notice in writing to the other party, if:

(a) the Plan of Arrangement is not approved by the APF Unitholders in accordance with the Interim Order and all applicable corporate and securities laws on or before July 31, 2005;

(b) the Plan of Arrangement is not approved by the Court or other court of competent jurisdiction on or prior to July 31, 2005; and

(c) the Plan of Arrangement does not become effective on or before July 31, 2005.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the APF Unitholders in the manner set out in the Interim Order;

(b) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(c) the Arrangement must be approved by the Court pursuant to the Final Order; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

APF Unitholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66 2/3% of the aggregate votes cast by APF Unitholders, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the APF Board of Directors, without further notice to or approval of the APF Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval/Filing of Articles

On May 19, 2005, APF Inc. obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix "G" to this Information Circular.

The ABCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by APF Unitholders at the Meeting in the manner required by the Interim Order, APF Inc. will make application to the Court for the Final Order at the Court House, 611 – 4th Street S.W., Calgary, Alberta on June 20, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. Any APF Unitholder or other interested party desiring to support or oppose the Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon APF Inc. on or before 12:00 p.m. (noon) on June 13, 2005, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on APF Inc. is required to be

effected by service upon the solicitors for APF Inc., Parlee McLaws LLP, 3400, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7; Attention: G. Scott Watson. See "Notice of Petition".

APF Inc. has been advised by its counsel, Parlee McLaws LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement, and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the APF Unitholders and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. For the Arrangement to be effective, the Final Order and the Articles of Arrangement must be filed with the Registrar. Depending upon the nature of any required amendments, APF Inc. or Rockyview may determine not to proceed with the Arrangement.

The Rockyview Shares and the APF Inc. Notes issued pursuant to the Arrangement will not be registered under the provisions of the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, Rockyview Shares issued pursuant to the Arrangement will not require registration under the 1933 Act.

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. APF Inc. or Rockyview will make application to such authorities prior to the Effective Date of the Arrangement in order to obtain all approvals required with respect to the Arrangement. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to APF Inc. or Rockyview. See "Regulatory Approvals".

THE MERGER

Effect of the Merger Upon APF Unitholders

General

After giving effect to the Merger, StarPoint will have acquired all of the APF Assets and assumed all of the Assumed Liabilities, and former APF Unitholders will have become holders of StarPoint Units on the basis of 0.63 of a StarPoint Payment Unit for each issued and outstanding APF Unit. The Merger is structured to be a tax deferred event such that the exchange of APF Units for StarPoint Payment Units will not result in a taxable event to APF Unitholders for Canadian tax purposes. See "Canadian Income Tax Considerations".

Upon completion of the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering and the exchange of APF Units for StarPoint Payment Units in accordance with the Exchange Ratio, it is anticipated that there will be approximately 88,565,599 StarPoint Units and StarPoint Exchangeable Shares issued and outstanding. Immediately following the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering, current StarPoint Unitholders will hold approximately 45,935,473 StarPoint Units and StarPoint Exchangeable Shares, representing approximately 52% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares, and former holders of APF Units, other than Ineligible APF Unitholders whose StarPoint Payment Units have been sold (see "Ineligible APF Unitholders"), will hold 36,216,110 StarPoint Units, representing approximately 41% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares. The number and percentage of StarPoint Units to be held by former holders of APF Units assumes the conversion of all APF Options, conversion of all APF Debentures and the issuance of APF Units pursuant to the APF DRIP Plan prior to the Time of Closing.

Subject to the exception described under "Ineligible APF Unitholders", StarPoint Payment Units that would otherwise be deliverable pursuant to the Merger to Ineligible APF Unitholders will be issued and delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. For additional information and details, see "Ineligible APF Unitholders" in this Information Circular.

Effect on Distributions

Distributions paid to APF Unitholders for the month of June 2005 will not be affected by the proposed Merger and will be paid in the usual manner. Therefore, APF Unitholders of record on May 31, 2005 will receive their regular monthly cash distribution on June 15, 2005. Assuming the Merger becomes effective on June 27, 2005, former APF Unitholders who are StarPoint Unitholders of record on the record date for StarPoint's June distribution (expected to be on or about June 30, 2005), will be entitled to receive a cash distribution from StarPoint on July 15, 2005 without any further action required on their part, and will be entitled to receive monthly cash distributions from StarPoint in respect of any subsequent distribution record dates on which they hold StarPoint Units.

DETAILS OF THE MERGER

On April 13, 2005, APF Trust, APF Inc., StarPoint and SEL entered into the Combination Agreement whereby they agreed to combine the operations of APF Trust and StarPoint. See "The Combination Agreement". The Merger will become effective on the Closing Date which is expected to be on or about June 27, 2005. The following procedural steps must occur in order for the Merger to become effective:

(a) the Merger must be approved by the APF Unitholders in the manner described below under "The Combination Agreement – Unitholder Approval";

(b) all conditions precedent to the Merger, as set forth below under "The Combination Agreement – Conditions of the Merger", must be satisfied or waived by the appropriate party; and

(c) all agreements which are required in order to implement the Merger must be executed by the appropriate parties at Closing.

On the Closing Date, the APF Trust Indenture and any other constating documents of the APF Parties will be amended to the extent necessary to facilitate the Merger and each of the events set out below shall occur and be deemed to occur immediately at the Time of Closing in the sequence set out below during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

1. APF Trust will sell, transfer, convey, assign and deliver to StarPoint, and StarPoint will purchase and accept from APF Trust, all of the APF Assets, as the same exist at the Closing Date;

2. StarPoint will (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Assumed Liabilities, in accordance with their terms, and (ii) issue to APF Trust an aggregate number of StarPoint Payment Units equal in number to the product of the number of APF Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio;

3. StarPoint will subscribe for the APF Remaining Unit for $10.00 and APF Trust will issue to StarPoint the APF Remaining Unit; and

4. the APF Units (other than the APF Remaining Unit) will be redeemed in exchange only for the StarPoint Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

If the Merger is approved at the Meeting, the application of the Unitholders' Rights Plan Agreement dated April 19, 2003 between APF Trust and Computershare to the Merger will thereby be waived.

The Combination Agreement

On April 13, 2005, APF Trust, APF Inc., StarPoint and SEL entered into the Combination Agreement whereby they agreed to combine the operations of APF Trust and StarPoint. The Combination Agreement sets forth a number of conditions to be satisfied or waived in order for the Merger to become effective (see "Conditions of the Merger") and provides the right of the parties thereto to terminate the Combination Agreement on the occurrence or non-occurrence of certain events within specific time frames (see "Termination"). The Combination Agreement also sets forth a number of covenants on behalf of the parties thereto, including prescribing the manner of operation of the business and operations of the parties and precluding the parties from entering into certain new agreements or

commitments with respect to their capitalization or assets during the term of the Combination Agreement (see "Covenants").

Unitholder Approval

Each of the Arrangement and the Merger must be approved by at least 66 2/3% of the votes cast by the APF Unitholders present in person or by proxy at the Meeting. In addition, in accordance with Rule 61-501, the Merger must be approved by a majority of the votes cast by the APF Unitholders present in person or by proxy at the Meeting, excluding those votes attaching to APF Units beneficially owned or over which control or direction is exercised by APF Inc. and directors and officers of APF Inc. who are entitled to receive payments under employment agreements as a result of the Arrangement or who may participate in the Rockyview Private Placement, and by related parties (as that term is defined in Rule 61-501 and Policy Q-27) of such directors and officers. To the knowledge of APF Inc. and its directors and officers, after reasonable inquiry, a total of 1,159,924 APF Units and APF Options are beneficially owned or subject to the control or direction of the directors and officers of APF Inc. who may participate in the Rockyview Private Placement and by related parties of such directors and officers.

In order for the Meeting to be duly constituted for the transaction of business, at least two APF Unitholders (represented in person or by proxy) must be present at the Meeting, representing not less than 10% of the outstanding APF Units entitled to vote at the Meeting.

Conditions of the Merger

The obligations of the parties to the Combination Agreement to complete the Merger are subject to the fulfillment or waiver of a number of significant conditions which must be satisfied on or before the Closing Date or be waived to the extent they are capable of being waived by the party benefiting from such condition. There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all. The following is a summary of the material conditions:

(a) the APF Unitholders shall have approved the resolutions to approve the Merger by an affirmative vote of at least two-thirds of the votes cast at the Meeting;

(b) the documents by which the Merger is to be effected shall be in form and substance satisfactory to the parties, acting reasonably;

(c) all approvals and consents, regulatory or otherwise, summarized under "Regulatory and Third Party Approvals" shall have been obtained;

(d) the Arrangement shall have been completed and the Special Distribution shall have been made on terms and conditions satisfactory to StarPoint and SEL, acting reasonably, and the Rockyview Shares shall have been listed and posted for trading on the TSX for at least two business days;

(e) APF Trust and StarPoint shall have executed such instruments, and Computershare shall have received such opinions, as contemplated and required by Article 11 of the trust indenture dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare, governing the APF Debentures;

(f) each of StarPoint and APF Trust shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a "mutual fund trust" (as defined in the Tax Act);

(g) no act, action, suit or proceeding shall have been threatened or taken by any domestic or foreign court or tribunal or governmental entity or person in Canada or elsewhere, whether or not having the force of law, and no law shall have been proposed, enacted, promulgated or applied which has the effect to cease trade or enjoin, prohibit or impose material limitations or conditions on the Merger and the Arrangement or which would have a Material Adverse Effect with respect to StarPoint or APF Trust;

(h) there shall not exist any prohibition at law against StarPoint and APF Trust completing the Merger;

(i) the representations, warranties and covenants of each of the parties to the Combination Agreement shall be true and correct or complied with, as applicable, in all material respects as of the Time of Closing;

(j) APF Trust shall have received their written opinion from its financial advisors in respect of the fairness of the transaction;

(k) StarPoint shall have entered into an indemnity agreement with the APF Trustee in form and substance satisfactory to the APF Trustee indemnifying such party from any liabilities which may arise pursuant to subsection 159(3) of the Tax Act by virtue of the fact that such party may have acted in the capacity of a legal representative of APF Trust;

(l) each of the directors and officers of APF Trust and its subsidiaries shall have received a release from StarPoint and its subsidiaries in form satisfactory to APF Trust and APF Inc., acting reasonably, and StarPoint and SEL shall have received the resignations and releases from the directors and officers of APF Trust and its subsidiaries in form satisfactory to StarPoint and SEL, acting reasonably;

(m) all APF Options shall have been exercised or terminated;

(n) the APF Board of Directors and the APF Unitholders shall have waived the application of the APF Trust unitholder rights plan agreement to the Merger;

(o) the StarPoint Payment Units shall not be subject to any trading restrictions under applicable Canadian securities laws (other than control person restrictions and affiliate restrictions) and shall be approved for listing on the TSX (subject to notice of issuance); and

(p) there shall not have occurred or arisen after April 13, 2005, any (or any condition, event or development involving a prospective change) which involves a Material Adverse Effect with respect to either APF Trust or StarPoint.

As a condition to the completion of the Merger, the APF Parties were required to establish, and have established, a hedging plan for up to 60% of APF Inc. production. If the Combination Agreement is terminated other than by reason of a material breach or non-performance by APF Inc. or APF Trust of a material provision of such agreement, APF Trust may restructure or unwind the hedging plan (the "Hedging Retraction"). If the Hedging Retraction results in a net gain after taking into account all costs, expenses and gains and losses from the hedging plan and the Hedging Retraction, APF Trust shall pay to StarPoint the amount of such net gain, and if it results in a net loss then StarPoint shall pay to APF Trust the amount of such net loss.

If the Merger does not become effective on or before July 31, 2005, or such other date as StarPoint or APF Trust may agree, StarPoint or APF Trust may terminate its obligations under the Combination Agreement.

Regulatory and Third Party Approvals

The Combination Agreement provides that receipt of all required regulatory and third party approvals is a condition precedent to the Merger becoming effective, including:

(a) any rulings required under the securities regulatory authorities in Canada to permit the issuance of the StarPoint Payment Units on a prospectus and registration exempt basis to residents of the provinces of Canada and to permit such StarPoint Payment Units to be issued as freely tradable securities subject to restrictions imposed upon trades by control persons;

(b) the Commissioner or any person authorized to exercise the powers and perform the duties of the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act to the effect that he is satisfied that he would not have sufficient ground on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the Merger, or the appropriate time period specified in Section 123 of the Competition Act shall have expired and neither the Commissioner, nor the Competition Tribunal as authorized under the

Competition Act shall have taken, or have indicated their intention to take, any action under the said Act, whether before or after the completion of the Merger, which could have a Material Adverse Effect on the Merger;

(c) the StarPoint Payment Units issuable pursuant to the Merger shall have been conditionally approved for listing on the TSX, subject to the filing of required documentation;

(d) the lenders to each of APF Trust and StarPoint, to the extent required, shall have consented to each of the Merger and the Arrangement, or shall continue make financing available to APF Trust and StarPoint subsequent to the Merger and the Arrangement on conditions acceptable to APF Trust and StarPoint, acting reasonably; and

(e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Merger and the other transactions contemplated by the Combination Agreement to be effected in compliance with applicable laws.

Representations and Warranties

The Combination Agreement includes a number of representations and warranties on behalf of the APF Parties and the StarPoint Parties, including the representations and warranties as to:

(a) the existence of those entities, their power and authority to enter into the Combination Agreement, the due execution and delivery of the Combination Agreement and the enforceability of the Combination Agreement;

(b) the capitalization of the respective parties;

(c) the accuracy of certain financial statements of APF Trust and StarPoint;

(d) the absence of any Material Adverse Changes since specified dates in the business or affairs of the respective parties;

(e) the absence of any violation of governing documents and agreements to which the respective parties are subject; and

(f) various other matters intended to establish the condition of the respective parties in connection with the Merger;

which representations and warranties are required to be true and correct at the Effective Time in all material respects.

Covenants

The Combination Agreement includes a number of covenants given by the APF Parties and the StarPoint Parties. The following is a summary of some of the material covenants:

(a) each of the APF Parties and the StarPoint Parties, prior to termination of the Combination Agreement, shall conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable laws or to complete the transactions contemplated by the Combination Agreement or any transactions entered into prior to the date of the Combination Agreement;

(b) each of APF Trust and StarPoint have agreed to restrictions on certain interim operations including the issuance of securities, the sale of assets exceeding certain threshold amounts and the acquisition of assets exceeding certain threshold amounts;

(c) each of the APF Parties and StarPoint Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Combination Agreement;

(d) within the prescribed time period and in the prescribed form provided for in Section 132.2 of the Tax Act, StarPoint and APF Trust shall jointly elect to have Section 132.2 of the Tax Act apply with respect to the Merger; and

(e) StarPoint shall permit APF Trust, on terms and conditions satisfactory to StarPoint, acting reasonably, to arrange for and/or maintain directors' and officers' insurance coverage for the directors and officers of APF Trust's subsidiaries substantially equivalent in scope and coverage as the directors' and officers' coverage in place for the benefit of the directors and officers of StarPoint's subsidiaries on a "trailing" or "run-off" basis covering claims made prior to or within five years of the Closing Date.

Acquisition Proposal and Take-Over Proposal

The Combination Agreement defines "**Acquisition Proposal**" to mean any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the other party (other than in the case of StarPoint, pursuant to the exercise of securities outstanding on the date of execution of the Combination Agreement, securities issuable pursuant to compensation arrangements of StarPoint and securities issued pursuant to the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint), recapitalization, liquidation, dissolution, winding up or similar transaction, other than the Merger and the other transactions contemplated by the Combination Agreement.

The Combination Agreement defines "**Take-Over Proposal**" to mean a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding APF Units or StarPoint Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving APF Trust or StarPoint or any of their respective subsidiaries, as the case may be (and whether in a single or multi step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of APF Trust or its subsidiaries (taken as a whole) or StarPoint or its subsidiaries (taken as a whole) as the case may be.

Cease Negotiations

Pursuant to the Combination Agreement and subject to the matters set forth under "Non Solicitation", APF Trust and APF Inc. have agreed to, and shall direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any person, other than the StarPoint Parties, with respect to any actual, future or potential Acquisition Proposal. In connection therewith, the parties to the Combination Agreement have agreed not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the APF Parties and any such third party is a party.

Non-Solicitation

The Combination Agreement also provides that APF Trust and APF Inc. shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the APF Parties, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person; provided that nothing shall prevent the APF Board of Directors from responding or acting in any manner (including considering,

negotiating, approving and recommending to their unitholders (provided that prior to furnishing information or entering into negotiations with any person, APF Trust and APF Inc. shall have complied with the matters set forth under "Notice of Request for Information", prior to providing any non-public information to any such person, APF Trust and APF Inc. shall have complied with the matters set forth under "Provision of Information to Requesting Party" and prior to entering into any Proposed Agreement (as defined herein), APF Trust and APF Inc. shall have complied with the matters set forth under "Right to Match")) to an unsolicited bona fide written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the APF Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the APF Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to APF Trust or the APF Unitholders than the transactions contemplated by the Combination Agreement (any such Acquisition Proposal being referred to herein as a "**Superior Proposal**"). Any good faith determination as aforesaid shall only be made by duly passed resolutions of the APF Board of Directors after consultation with its financial advisors and receipt by such board of the advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the APF Parties is necessary for such board to satisfy its fiduciary duties under applicable laws.

Notice of Request for Information

Prior to furnishing any information to, or entering into any negotiations with, any person in respect of an Acquisition Proposal, APF Trust and APF Inc. shall notify StarPoint of any Acquisition Proposal received by it or any request received by it following April 13, 2005 for non-public information relating to the APF Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the APF Parties by any person that informs the APF Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the APF Parties as StarPoint may reasonably request, having regard to the fiduciary obligations of the APF Board of Directors and the identity of the person making such proposal, inquiry or contact.

Provision of Information to Requesting Party

Subject to the matters set forth under "Non-Solicitation", if any of the APF Parties receives a request for material non-public information from a person who proposes to the APF Parties a bona fide Acquisition Proposal and the APF Board of Directors determines that such proposal is a Superior Proposal pursuant to the matters set forth under "Non-Solicitation", the APF Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the confidentiality agreement entered into between APF Trust and StarPoint, provide such person with access to information regarding the APF Party. To the extent not previously done, the APF Party receiving the request from a third party shall provide to the StarPoint Parties a copy of all information provided to the third party forthwith after the information is provided to the third party.

Right to Match

APF Trust and APF Inc. have agreed not to enter into any agreement (other than any confidentiality agreement contemplated under "Provision of Information to Requesting Party") to propose, pursue, support or recommend any Acquisition Proposal (a "**Proposed Agreement**") or change their recommendation of the transactions contemplated by the Combination Agreement except in compliance with the Combination Agreement and only after providing StarPoint with an opportunity to amend the Combination Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the APF Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with APF Trust's financial advisors and APF Trust and APF Inc. have agreed to negotiate in good faith with StarPoint in respect of any such amendment. In particular, in such circumstance APF Inc. has agreed to provide SEL with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that StarPoint and SEL agree to amend the Combination Agreement as provided above within the 48 hour period, neither APF Trust nor APF Inc. shall enter into the Proposed Agreement.

Termination Fees and Expense Reimbursement

The Combination Agreement provides that if at any time after the execution of the Combination Agreement and prior to the termination thereof:

(a) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**") has withdrawn, changed or modified in any manner adverse to the other party, or failed to reaffirm upon request (other than as a result of an indirect response to a material breach by the other party of their obligations under the Combination Agreement that would or reasonably could result in the non satisfaction of the conditions precedent to the closing of the transactions contemplated by the Combination Agreement or a material misrepresentation by the other party or a Material Adverse Change to the other party) any of (i) with respect to the APF Board of Directors, its determination or its recommendations to APF Unitholders, to vote in favour of the Merger and the Arrangement, or (ii) with respect to the APF Parties and the StarPoint Parties, its authorization to complete the Merger as contemplated by its representations and warranties in the Combination Agreement, or resolved to take any of the foregoing actions prior to the completion of the Merger; or

(b) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**") has recommended that, in the case of the APF Board of Directors, the APF Unitholders deposit their APF Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the StarPoint Board of Directors, the StarPoint Unitholders deposit their StarPoint Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

(c) prior to the date of the Meeting, a bona fide Take-Over Proposal is publicly announced, proposed, offered or made to any of the APF Parties (in such case the APF Parties being the "**Non-Completing Party**") or the APF Unitholders, the Merger is not completed and the transactions contemplated by any Take-Over Proposal is completed within 365 days of July 31, 2005; or

(d) any of the APF Parties enters into a Proposed Agreement or any of the StarPoint Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated under "Provision of Information to Requesting Party") (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**"); or

(e) any of the APF Parties or the StarPoint Parties (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**") breaches any of its representations or warranties or covenants contained in the Combination Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated by the Combination Agreement, and which the Non-Completing Party fails to cure within five business days after receipt of written notice thereof from the other party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Effective Time),

then if the APF Parties are the Non-Completing Party, APF Trust shall pay StarPoint, or if the StarPoint Parties are the Non-Completing Party, StarPoint shall pay to APF Trust, within three business days, an aggregate of $20.0 million (the "**Termination Fee**") as liquidated damages in immediately available funds.

Termination

The Combination Agreement may be terminated prior to the completion of the Merger:

(a) by mutual written consent of the parties to the Combination Agreement;

(b) by APF Trust and APF Inc. or StarPoint and SEL if the Closing Date shall not have occurred on or before July 31, 2005;

(c) by APF Trust and APF Inc. or StarPoint and SEL if certain conditions to the Merger (including those described above under "Conditions of the Merger") have not been satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate the Combination Agreement to perform the obligations required to be performed by it under the Combination Agreement;

(d) by APF Trust and APF Inc. or StarPoint and SEL if any of the conditions (other than those described under (c) above) which are for the benefit of such parties and which are contained in the Combination Agreement have not been satisfied or waived on or before the date required for the performance thereof; or

(e) by either APF Trust and APF Inc. if the Termination Fee described above becomes payable by StarPoint, and by either StarPoint or SEL if the Termination Fee described above becomes payable by APF Trust.

PROCEDURE FOR ELECTION AND EXCHANGE OF APF CERTIFICATES

After the Closing Date, certificates formerly representing APF Units shall only represent the right to receive StarPoint Payment Units which a former APF Unitholder is, except as set forth below, entitled to receive pursuant to the Merger.

Each APF Unitholder will be issued Warrants and APF Inc. Notes distributed in accordance with the Arrangement and will be required to elect to either (i) receive Rockyview Shares on exercising the Warrants and directing that the APF Inc. Notes be tendered in payment of the exercise price of the Warrants; or (ii) retain the APF Inc. Notes, by depositing a completed Letter of Transmittal and Election Form, in the form accompanying this Information Circular, together with certificates representing such APF Unitholder's APF Units, with the Depositary and Exchange Agent at one of the offices specified in such form. See "Procedure for Election and Exchange of APF Certificates". **Any APF Unitholder who fails to properly make such election by the Election Deadline as specified in the Letter of Transmittal and Election Form will be deemed to have elected to receive the Rockyview Shares.**

In addition, upon surrender of a properly completed Letter of Transmittal and Election Form by an APF Unitholder together with the certificates representing APF Units to the Depositary and Exchange Agent, a certificate for the appropriate number of StarPoint Payment Units will be issued to holders of APF Units (and, in the case of Ineligible APF Unitholders, sold for their account as described under " Ineligible APF Unitholders").

The Combination Agreement provides that any certificate representing APF Units that is not validly deposited with Olympia within six years of the Closing Date shall cease to represent a claim or interest of any kind or nature in StarPoint, and the StarPoint Payment Units to which the holder of such certificate would have otherwise been entitled shall be deemed to have been surrendered to StarPoint, together with all entitlements to distributions, dividends, payments and interest thereon held for such holder.

Treatment of Fractional Units, Shares and Notes

No fractional StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued to APF Unitholders pursuant to the Merger or the Arrangement. In the event the Merger or the Arrangement would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Payment Unit or a fractional Rockyview Share or a fractional APF Inc. Note, an adjustment will be made to the next highest whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes and a certificate representing the resulting whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued.

HOLDERS OF OPTIONS OF APF TRUST

There are currently outstanding 1,989,138 APF Options. Each holder of APF Options will be entitled to, and has indicated the intention to, exercise all APF Options in order to tender the APF Units issued on exercise of such APF Options, to the Arrangement and the Merger, or consent to the termination of the holder's APF Options.

EFFECT OF THE ARRANGEMENT AND THE MERGER ON HOLDERS OF APF DEBENTURES

As at May 16, 2005, there was $48,077,000 in aggregate principal amount of APF Debentures outstanding. The APF Debentures are convertible into APF Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the APF Debentures and the business day preceding the date specified by APF Trust for the redemption of the APF Debentures, at a conversion price of $11.25 per APF Unit.

Holders of APF Debentures who convert the APF Debentures prior to the Effective Date of the Arrangement and who make an election to exercise their Warrants and thereby receive Rockyview Shares or retain their APF Inc. Notes prior to or at the Election Deadline, will be entitled to receive Rockyview Shares or APF Inc. Notes, as elected in accordance with the procedures described in this Information Circular. Holders of APF Debentures who do not convert their APF Debentures to APF Units prior to the Effective Date of the Arrangement and subsequently wish to convert their APF Debentures will be entitled to receive 0.63 of a StarPoint Payment Unit, provided the Merger is completed. The exercise price on conversion of the APF Debentures after the Effective Date of the Arrangement will be adjusted so that it will equal the price determined by the following formula:

$$\$11.25 \times \frac{\text{(the total number of APF Units outstanding on the Effective Date of the Arrangement x the Current Market Price per APF Unit) - fair market value of Warrants and APF Inc. Notes distributed}}{\text{APF Units outstanding on the Effective Date of the Arrangement x Current Market Price per APF Unit}}$$

For this purpose, the "Current Market Price" means the weighted average price per APF Unit for 20 consecutive trading days ending on the fifth trading day preceding the Effective Date of the Arrangement on the TSX, all as determined in accordance with the trust indenture (the "Debenture Indenture") dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare providing for the issuance of the APF Debentures. In accordance with the Debenture Indenture "fair market value" is the value determined by the APF Board of Directors, on behalf of APF Trust, with the approval of Computershare, as trustee under the Debenture Indenture.

THE ENCANA ACQUISITION AND THE STARPOINT PROSPECTUS OFFERING

On May 9, 2005, two subsidiaries of StarPoint entered into an agreement to acquire petroleum and natural gas properties and related assets from EnCana and a subsidiary of EnCana. The EnCana Agreement provides for the acquisition (referred to herein as the EnCana Acquisition) by Subtrust and 1167639 of all of the interests of 1148607 Alberta Partnership, an Alberta general partnership which holds the EnCana Assets, for aggregate cash consideration of $403,500,000, subject to adjustments. On May 19, 2005, StarPoint filed a final prospectus offering of $295.2 million of subscription receipts, entitling the holder to receive one StarPoint Unit on closing of the EnCana Acquisition, and $60.0 million of 6.5% convertible extendible unsecured subordinated debentures. Details of the EnCana Acquisition and the StarPoint Prospectus Offering are set out at Appendix "B" to this Information Circular.

Under the EnCana Agreement, conditions to closing of the EnCana Acquisition include the continued accuracy of representations and warranties, the due performance of all covenants, the receipt of necessary approvals under the Competition Act (Canada) and the absence of any substantial unrepaired damage or physical alteration of the tangibles included in the EnCana Assets occurring prior to closing which would materially and adversely affect the value of the EnCana Assets.

Subtrust and 1167639 have paid a deposit of $20,175,000 (the "Deposit") to EnCana under the EnCana Agreement. The Deposit will be credited against the purchase price in the event the EnCana Acquisition is completed. If the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, EnCana will be entitled to retain the Deposit, plus interest, as liquidated damages. In all other cases, if the EnCana Acquisition does not occur, the Deposit and interest accrued thereon will be refunded.

In addition to forfeiting the Deposit, if the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, the EnCana Agreement requires Subtrust and 1167639 to pay EnCana a break fee of $20,175,000 as liquidated damages.

Closing of the EnCana Acquisition is expected to occur on or about June 30, 2005, with an effective date of May 1, 2005, which closing is after the dates which are currently proposed as the Effective Date of the Arrangement and the Closing Date for the Merger. The closing of the Arrangement and the Merger are not conditional on the Closing of the EnCana Acquisition.

THE APF TRUST PREMIUM DISTRIBUTION REINVESTMENT PLAN

The APF Trust Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan will be terminated following the cash distribution made on June 15, 2005 to APF Unitholders of record on May 31, 2005. APF Unitholders who become holders of StarPoint as a result of the Merger and who are eligible will be entitled to participate in the StarPoint premium distribution, distribution reinvestment and optional trust unit purchase plan, which is described in the StarPoint AIF under the heading "Description of the Business of the Trust – DRIP Plan".

FAIRNESS OPINION

The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached and contained herein in Appendix "E" - Fairness Opinion of GMP. **APF Unitholders are urged to read the Fairness Opinion in its entirety.**

GMP was retained by the APF Board of Directors effective March 9, 2005 as financial advisor with respect to providing financial advice to the APF Board of Directors, communicating the results of any analysis and review conducted by GMP and preparing the Fairness Opinion for delivery to the APF Board of Directors. As discussions and negotiations between APF Trust and StarPoint progressed, GMP was, among other things, requested to consider the Arrangement and the Merger and related matters and provide financial advice as it considered appropriate, including the preparation and delivery to the APF Board of Directors of the Fairness Opinion.

In preparing the Fairness Opinion, GMP has assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to GMP, discussed with or reviewed by or for GMP, or publicly available, and GMP has not assumed any responsibility for independently verifying such information nor undertaken an independent formal valuation or appraisal of any of the APF Parties or the StarPoint Parties or their assets or securities or been furnished with any such formal valuation or appraisal. The Fairness Opinion is based upon securities market, economic and general business and financial conditions as they existed on, and on the information made available to GMP as of May 20, 2005.

Based upon the assumptions and its review of the information described in the Fairness Opinion, and subject to the limitations contained in the Fairness Opinion, it is the opinion of GMP that the aggregate consideration to be received by APF Unitholders pursuant to the Arrangement and the Merger collectively is fair, from a financial point of view, to APF Unitholders. The Fairness Opinion was prepared at the request of and for the information of the APF Board of Directors and does not constitute a recommendation to any APF Unitholder as to how any such unitholder should vote with respect to the Arrangement or the Merger.

GMP will receive fees for its services in connection with the Arrangement and the Merger, some of which are contingent upon the consummation of the Arrangement and the Merger. In addition, APF Trust has agreed to reimburse GMP for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

INTERESTS OF INSIDERS IN THE MERGER AND THE ARRANGEMENT AND INTENTIONS OF CERTAIN INSIDERS

Each member of the APF Board of Directors and each officer of APF Inc., who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 833,673 APF Units and 406,295 APF Options, representing approximately 1.4% of the outstanding APF Units and 20.4% of the outstanding APF Options, have

indicated their intention to vote their APF Units in favour of the Arrangement and the Merger and have entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger.

Certain directors and officers of APF Inc. will participate in the Rockyview Private Placement and will become directors and officers of Rockyview. These officers are parties to employment agreements between such officers and APF Inc. which provide for payments if there is a change of control of APF Trust. The Merger will be a change of control for purposes of the employment agreements.

On completion of the Merger, the Chief Executive Officer and the President of APF Inc. will receive a payment equal to the aggregate of two times the preceding year's base salary and payments under the short term incentive plan of APF Inc., and an amount on account of lost benefits, being a combined total of $2.18 million for both of them. In the case of the Vice-Presidents of APF Inc., each is entitled to receive a payment equal to one times the preceding year's base salary and payments under the short term incentive plan of APF Inc., and an amount on account of lost benefits, for a combined total of $900,000.

All APF Inc. officers have advised APF Inc. that they will exercise all Options that they hold or will agree to the termination of unexercised Options.

The Chief Executive Officer, President and Vice-President Finance of APF Inc. will also be entitled to the release from escrow of 40,698, 64,452 and 6,440 APF Units, respectively, which are held under escrow agreements entered into at the time of the internalization of management of APF Trust.

No person who has been a director or officer of APF Inc. at any time since October 10, 1996, the inception of APF Trust, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Information Circular.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP ("**counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to an APF Unitholder who is entitled to receive Warrants and APF Inc. Notes pursuant to the Special Distribution, who acquires StarPoint Units pursuant to the Merger and who, for purposes of the Tax Act, holds or will hold the Warrants, APF Inc. Notes, Rockyview Shares, APF Units and StarPoint Units as capital property and deals at arm's length with each of APF and StarPoint. Generally, the Warrants, APF Inc. Notes, APF Units or StarPoint Units, as the case may be, will be considered to be capital property to an APF Unitholder provided such APF Unitholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain APF Unitholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the APF Inc. Notes, Rockyview Shares, APF Units and StarPoint Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to an APF Unitholder that is a "financial institution", as defined in the Tax Act, for purposes of the mark to market rules or an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such APF Unitholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "**CRA**") and representations of APF Trust and StarPoint as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular APF Unitholder. Consequently, APF Unitholders should consult their own tax advisors having regard to their own particular circumstances.

Special Distribution

On the Effective Date, APF Unitholders of record will, subject to approving the Special Resolution, receive the Special Distribution consisting of, for each APF Unit, one Warrant and one APF Note having a principal amount of $0.73 in respect of APF Unitholders who are residents of Canada, and in the case of APF Unitholders who are non-residents of Canada, 17/20ths of a Warrant, 17/20ths of an APF Inc. Note having a principal amount of $0.62 and cash of $0.11. As set out below, such cash will be withheld on behalf of such non-resident APF Unitholders and remitted to the CRA to satisfy APF Trust's obligations under the Act as modified by the Proposed Amendments (see "Taxation of Unitholders who are Non-Residents of Canada").

An APF Unitholder resident in Canada for the purposes of the Tax Act (other than an Exempt Plan) will be required to include in income such proportionate share of the Special Distribution which represents a distribution of APF's income to the APF Unitholder in the taxation year in which the Special Distribution is paid. Exempt Plans will not generally be liable for any tax with respect to the Special Distribution. The proportionate share of the Special Distribution distributed to an APF Unitholder in excess of such Unitholder's share of APF's income will generally not be included in the APF Unitholder's income but will reduce the adjusted cost base of the APF Units held by the APF Unitholder. To the extent that the adjusted cost base of APF Units would be negative, an APF Unitholder will be deemed to have realized a capital gain equal to such negative amount. The taxation of capital gains is discussed below under "Taxation of Unitholders who are Residents of Canada".

An APF Unitholder who is not resident, or deemed to be resident, in Canada, will be subject to a 25% Canadian withholding tax on the proportionate share of APF's income which is distributed pursuant to the Special Distribution at the time the Special Distribution is paid unless such rate is reduced under the provisions of a tax treaty between Canada and the APF Unitholder's jurisdiction of residence. For example, an APF Unitholder resident in the United States for purposes of the Canada United States Income Tax Convention, 1980 (the "**Canada U.S. Treaty**") will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. It is anticipated that no portion of the Special Distribution will represent a distribution of the income of APF Trust. Counsel is of the view that the incremental 15% withholding tax on distributions of amounts not otherwise subject to tax from a trust to non-residents in certain circumstances will apply to said distribution. Consequently, APF Trust has determined that in the case of holders of APF Units who are non-residents of Canada, the amount of the APF Inc. Notes otherwise distributable will be reduced by 15% and an equivalent amount will be payable in cash. Such cash will be withheld from such non-resident APF Unitholder and remitted in respect of this obligation. Similarly, the number of Warrants to be distributed will be reduced by 15%.

Insofar as the Special Distribution is being made in specie rather than in cash, it will be the responsibility of each APF Unitholder to assign a value to the APF Inc. Notes and the Warrants. In the opinion of APF Inc., the APF Inc. Notes have a value equal to their face amount and the Warrants have a nominal value. Such determination is not binding on any APF Unitholder or the CRA and holders of APF Inc. Notes and Warrants are urged to consult their own tax advisors.

Exercise of Warrants to acquire Common Shares of Rockyview

The exercise of the Warrants to acquire shares of Rockyview will neither give rise to neither a capital gain nor a capital loss. The adjusted cost base of the Rockyview Shares acquired upon exercise will be the aggregate of the exercise price, equal to the principal amount of the APF Inc. Notes, and the adjusted cost base of the Warrants so exercised (if any). A holder of Warrants who allows them to expire will realize a capital loss equal to the adjusted cost bases of such Warrants (if any). (For a discussion of capital gains and losses see "Taxation of Unitholders Resident in Canada"). There are no adverse tax consequences associated with the Consolidation and the aggregate of the APF Unitholder's adjusted cost base in his Rockyview Shares prior to the Consolidation will equal the aggregate adjusted cost base of his Rockyview Shares after the Consolidation.

The Merger

The Merger will be a "qualifying exchange" as defined in subsection 132.2(2) of the Tax Act. Accordingly, the disposition by APF Unitholders of APF Units in exchange for StarPoint Payment Units pursuant to the terms of the Merger will not result in a capital gain or capital loss to APF Unitholders. The taxation year of each of StarPoint and APF Trust will be deemed to end in the course of the Merger and any income of StarPoint or APF Trust for such year will be paid or payable to their respective Unitholders in accordance with the terms of their respective trust indentures. APF Trust and StarPoint have advised counsel that that they will file an election with the CRA in respect of the Merger with the result that no taxable income will arise in APF Trust as a result of the Merger. The aggregate initial cost of StarPoint Units received by each APF Unitholder in exchange for APF Units pursuant to the Merger will be equal to the aggregate adjusted cost base to such holder of the APF Units which are cancelled on the Merger. This cost will be averaged with the cost of all other StarPoint Units held by APF Unitholders to determine the adjusted cost base of each StarPoint Unit held.

Status of Combined Trust

Counsel has been advised that APF Trust and StarPoint each qualify as a "unit trust" and a "mutual fund trust" as defined by the Tax Act at all relevant times. The trust remaining after the Merger will be StarPoint (referred to hereinafter on or after the Merger as the "Combined Trust") and this summary assumes that the Combined Trust will also qualify as a mutual fund trust on the date of the Merger, and will continue to so qualify thereafter for the duration of its existence. In order to so qualify, there must be at least 150 unitholders of the Combined Trust ("**Unitholders**") each of whom owns not less than one "block" of units of the Combined Trust ("**Units**") having an aggregate fair market value of not less than $500. A "block" of Units means 100 Units if the fair market value of one Unit is less than $25 and 25 Units if the fair market value of one Unit is greater than $25 and less than $100. In order to qualify as a mutual fund trust, the Combined Trust cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons unless at all times since February 21, 1990, all or substantially all of its property has consisted of property other than "taxable Canadian property" (as defined in the Tax Act) (the "**property exception**"). In addition, the undertaking of the Combined Trust must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Combined Trust, or a combination of these activities.

Taxation of the Combined Trust

The Combined Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to its Unitholders and which is deducted by the Combined Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a unitholder of the Combined Trust ("**Unitholder**") in a taxation year if it is paid in the year by the Combined Trust or the Unitholder is entitled in that year to enforce payment of the amount. Losses incurred by the Combined Trust cannot be allocated to Unitholders but may be deducted by the Combined Trust in future years in accordance with the Tax Act. The taxation year of the Combined Trust is the calendar year.

The Combined Trust will be required to include in its income amounts computed in accordance with the APF Royalties and the StarPoint Royalty held by the Combined Trust on an accrual basis. The Combined Trust will also be required to include in its income interest on its investments that accrues to the Combined Trust to the end of the year, or becomes receivable or is received by the Combined Trust before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, and any dividends received or deemed to be received on shares owned by the Combined Trust. Provided that appropriate designations are made by the Combined Trust, all dividends which would otherwise be included in its income as dividends received on shares held by the Combined Trust will be deemed to have been received by Unitholders and not to have been received by the Combined Trust.

Generally, the Combined Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, on a declining balance basis, pro rated for short taxation years. In addition to annual deductions in respect of its cumulative COGPE account, the Combined Trust will be entitled to deduct in computing its income on an annual basis reasonable administrative expenses incurred for the purpose of earning income from the APF Royalties, the

StarPoint Royalty and its other investments, 20% of the total costs related to the issuance of StarPoint Units on the Merger and on the issuance of StarPoint Units on prior offerings (pro rated for short taxation years) to the extent such issue expenses were not deductible in a previous taxation year and amounts in respect of a resource allowance and/or deductible Crown charges computed in accordance with the rules contained in the Tax Act.

The terms of the Combined Trust's trust indenture generally provide that all income of the Combined Trust for each taxation year be paid or be made payable to its Unitholders in the taxation year. Counsel has been advised that the Combined Trust intends to deduct the amount of its income paid or payable to its Unitholders in computing its income for each taxation year and, therefore, the Combined Trust should not be liable for any material income tax for each taxation year.

Taxation of Unitholders who are Residents of Canada

A Unitholder will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of the Combined Trust for a taxation year, including taxable dividends and net realized taxable capital gains determined for the purposes of the Tax Act, that is paid or becomes payable to such Unitholder in that particular taxation year whether paid in cash or property of the Combined Trust. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Combined Trust Units will generally be considered to be income from property and not resource income. Any deduction or loss of the Combined Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss, of a Unitholder.

Provided that appropriate designations are made by the Combined Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross up and dividend tax credit provisions in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act in respect of certain Unitholders who are corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations for Unitholders that are corporations.

Any amount paid or payable by the Combined Trust to a Unitholder in excess of the net income of the Combined Trust that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder's income for the year. However, the proportionate amount of such excess will reduce the adjusted cost base of each Unit held by the Unitholder. To the extent that the adjusted cost base of a Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Unit in the year in which the negative amount arises.

Upon the disposition or deemed disposition of a Unit by a Unitholder, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Combined Trust which represents an amount that must otherwise be included in income) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of the disposition. Where, in accordance with the trust indenture of the Combined Trust, a Unitholder redeems Units, and notes held by the Combined Trust (the "**notes**") are distributed or debt securities are issued by the Combined Trust (the "**Repurchase Notes**"), as the case may be, in satisfaction of the aggregate redemption price, the proceeds of disposition to the Unitholder will generally be equal to the fair market value of the notes distributed or the Repurchase Notes so issued, as the case may be.

One half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Units, and the amount of any net taxable capital gains designated by the Combined Trust in respect of the Unitholder, will be included in the Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an "**allowable capital loss**") realized by a Unitholder upon a disposition of Units may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

The adjusted cost base of any note distributed by the Combined Trust to a Unitholder or Repurchase Note issued to a Unitholder by the Combined Trust upon a redemption of Units will generally be equal to the fair market value of the note or Repurchase Note, as the case may be, at the time of distribution or issuance, respectively, less any accrued interest thereon. Such a Unitholder will be required to include in income interest paid or accrued on the note or Repurchase Note, as the case may be, in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the note, an offsetting deduction may be available. For purposes of computing the adjusted cost base to a holder of notes or Repurchase Notes, the respective costs must be averaged with the adjusted cost base to the holder of all notes or Repurchase Notes, as the case may be, held at that time by the holder as capital property. Unitholders who receive a note or a Repurchase Note should consult their own tax advisors, having regard to their own particular circumstances.

Taxable capital gains realized by a Unitholder that is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that is a "Canadian controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from the Combined Trust which is deemed to be income from property.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the APF Inc. Notes and the Units of the Combined Trust will be qualified investments for Exempt Plans. Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Combined Trust or any capital gain realized on the disposition of any Units of Combined Trust. Counsel is advised that Rockyview intends to make an election whereby the Warrants and its common shares will be qualified investments for Exempt Plans.

Exempt Plans should contact their own tax advisors with regard to the acquisition of notes or Repurchase Notes on the redemption of Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plan having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

The manager to the Combined Trust has advised counsel that, at all relevant times, the cost amount of foreign property of the Combined Trust, if any, was, or will be, less than 30% of the cost amount of all property of the Combined Trust and, accordingly, the Units will not constitute foreign property for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act. The Proposed Amendments repeal the foreign property limitation effective for the 2005 calendar year.

Taxation of Unitholders who are Non-Residents of Canada

Where the Combined Trust makes distributions to a Unitholder who is not resident in Canada for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income of the Combined Trust to a Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, Unitholders resident in the United States for purposes of the Canada - US Treaty will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

Recent amendments to the Tax Act introduce a 15% Canadian withholding tax on the non-taxable portion of the distributions by certain trusts, which under the current provisions of the Tax Act, are not subject to any Canadian withholding tax. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, Units of the Combined Trust are listed on a prescribed stock exchange (which includes the TSX) and the value of the Combined Trust's Units is primarily attributable to real property situated in Canada, Canadian resource property (which includes the APF Royalties and the StarPoint Royalty) or a timber resource property. If a subsequent disposition of a Unit results in a capital loss to a non-resident Unitholder, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of Units of the Combined Trust, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident nor deemed to be a resident in Canada provided that the Units of the Combined Trust held by the Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Units of the Combined Trust will not constitute taxable Canadian property to a non-resident Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are "designated insurance property" of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued units of the Combined Trust or, either alone or together persons with whom the Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Units of the Combined Trust; or (iv) the Combined Trust is not a mutual fund trust on the date of disposition.

Subject to the recent amendments to the Tax Act referred to above, a Unitholder who is not resident in Canada will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada. For the purposes of computing a non-resident Unitholder's adjusted cost base of a Unit after 2004, the Proposed Amendments provide that a distribution paid in respect of a Unit which is subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of such Unit to a non-resident Unitholder.

Non-resident Unitholders are urged to consult their own tax advisors on the application of the budget to the ownership of Units of the Combined Trust, having regard to their own particular circumstances.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular APF Unitholder. Accordingly, APF Unitholders should consult their own tax advisors with respect to their particular circumstances.

In the opinion of Torys LLP, ("**U.S. counsel**"), the following is a summary of the material United States Federal income tax consequences of the Arrangement and the Merger to APF Unitholders. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "**Code**"), the United States Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

This summary assumes that APF Unitholders hold their APF Units, will hold any APF Inc. Notes and Warrants received in the Arrangement, and will hold any StarPoint Units received in the Merger as capital assets within the meaning of section 1221 of the Code. This summary also assumes that APF Trust is not a passive foreign investment company for United States federal income tax purposes (a "**PFIC**"). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of APF Trust's business activities, assets and earnings, APF Trust believes that it presently qualifies for the "active commodities business exclusion" (defined below), and therefore, is not, a PFIC.

This summary does not address all aspects of United States Federal income taxation that may be relevant to particular APF Unitholders in light of their personal investment circumstances or to APF Unitholders subject to special treatment under the United States Federal income tax laws such as:

- insurance companies;
- tax-exempt organizations;
- dealers in securities or foreign currencies;
- banks;
- persons that hold APF Units or will hold Warrants, APF Inc. Notes, StarPoint Units or Rockyview Shares as part of a straddle, hedge, constructive sale or conversion transaction;

- United States Holders (as defined below) that have a functional currency other than the United States dollar;

- partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

- APF Unitholders who acquired their APF Units through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

- United States Holders that will own 10% or more of the total voting power of all outstanding Warrants, APF Inc. Notes, StarPoint Units or Rockyview Shares.

Furthermore, this summary does not consider the potential effects of any state, local or non-United States tax laws.

For purposes of this summary, a "**United States Holder**" means a beneficial owner of APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares that is:

- a citizen or resident alien individual of the United States;

- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

- a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

- an estate that is subject to United States Federal income tax on its income regardless of its source.

A "**Non-United States Holder**" is a beneficial owner of APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares that is not a United States Holder. If a partnership holds APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares, you should consult your own tax advisor.

The following summary is subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by APF Trust, including representations specifically made for purposes of this summary. Some of these assumptions and representations concern future events as to which there can be no certainty. If any assumption, representation or statement is incorrect in any material respect, the conclusions reached in this summary may not apply. However, APF Inc. is not aware of any present facts or circumstances that would cause such assumptions, representations or statements to be untrue or incomplete. No ruling has been or will be sought from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Arrangement or Merger. This summary is based on existing tax law, as to which there is some uncertainty. This summary will not be binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with this summary.

United States Holders of APF Units

Classification of APF Trust

Under the United States entity classification rules, APF Trust should be treated as an association taxable as a corporation for U.S. federal income tax purposes. As a result, distributions from APF Trust should be treated as described below under "The Arrangement – Receipt of APF Inc. Notes or Rockyview Shares."

The Arrangement - Receipt of APF Inc. Notes or Rockyview Shares

For U.S. federal income tax purposes, the Special Distribution arising from the Arrangement should be treated as a taxable distribution for which each United States Holder of APF Units would be treated as receiving a distribution in

an amount equal to the fair market value of the APF Inc. Notes or Rockyview Shares on the Effective Date of the Arrangement. Any such distribution would be taxed first as a dividend to the extent of such United States Holder's pro rata share of APF Trust's current and accumulated earnings and profits, as determined by applying United States federal income tax principles, and then as a non-taxable return of capital to the extent of such United States Holder's tax basis in his or her APF Units, with any remaining amount being taxed as capital gain. It is also possible, but less likely, that the combination of the Arrangement and the Merger could be viewed as a single transaction in which APF Units are being sold for a combination of cash and/or StarPoint Payment Units plus the value of the APF Inc. Notes or Rockyview Shares.

Under current law, certain dividends received by United States individuals, before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Common Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on APF Units.

As discussed above under "Canadian Federal Income Tax Considerations", United States Holders will be subject to a Canadian tax of 15% on the Special Distribution that will be withheld at the source. Generally, subject to certain limitations, United States persons will have the option of claiming any Canadian income taxes or Canadian taxes imposed in lieu of income taxes, either as a dollar-for-dollar credit against their U.S. federal income tax liability or as a deduction from gross income. United States Holders should consult their tax advisors to determine whether the Canadian tax withheld on the Special Distribution is of the type that is eligible for treatment as a dollar-for-dollar credit against their U.S. federal income tax liability or whether they should instead claim such taxes as a deduction from gross income.

A United States Holder's basis in its APF Inc. Notes or, for those holders that elect to receive Rockyview Shares, its Rockyview Shares, will be equal to the fair market value of the APF Inc. Notes or Rockyview Shares on the Effective Date of the Arrangement.

A United States Holder's basis in its APF Units following the Effective Date of the Arrangement will be equal to its basis in such units immediately prior to the Effective Date of the Arrangement reduced (but not below zero) by the excess of the fair market value of the APF Inc. Notes or Rockyview Shares on the Effective Date of the Arrangement received by such United States Holder over such holder's pro rata share of APF Trust's current and accumulated earnings and profits, as determined by applying United States federal income tax principles.

In the event that the EnCana Acquisition is not successfully completed, it is possible for the existing APF Unitholders to own more than 50% of the outstanding StarPoint Units immediately following the Closing. In such event, United States Holders should consider with their tax advisors whether the Merger may be treated as a type "D" reorganization in which case (i) possible tax free treatment (except to the extent of cash received) for the Merger and (ii) tax-free "spin-off" treatment for shareholders electing receipt of Rockyview Shares may be possibilities.

Ownership of Rockyview Shares

Distributions

Distributions (including any Canadian taxes withheld from the amount paid) paid out of Rockyview's current or accumulated earnings and profits, as determined by applying United States federal income tax principles, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Holder's adjusted tax basis in the Rockyview Shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on Rockyview Shares will generally be foreign source income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends (determined at the spot rate on the date of such payment) regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

Certain dividends received by United States individuals, before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Rockyview Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on Rockyview Shares.

Subject to the limitations described above, United States Holders of Rockyview Shares generally will have the option of claiming the amount of any Canadian income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Distributions of current or accumulated earnings and profits generally will be foreign source "passive" income or, in the case of certain holders, "financial services" income for U.S. foreign tax credit purposes. It should be noted that pursuant to recent U.S. legislation, for taxable years beginning after December 31, 2006, the number of foreign tax credit "baskets" will be reduced from 9 baskets to 2 baskets. The two baskets will be for (i) passive category income and (ii) general category income. Thus, there will no longer be a financial services income basket, and such income will be divided into either the general basket or the passive basket, depending on the activities of the particular U.S. taxpayer. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

Sale or Other Disposition

Upon the sale or disposition of Rockyview Shares, a United States Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any other property received and (ii) such United States Holder's adjusted tax basis in such Rockyview Shares. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the Rockyview Shares had been held more than one year at the time of disposition. Deduction of capital losses is subject to certain limitations under the Code.

For foreign tax credit limitation purposes, gain or loss recognized on a sale or disposition of Rockyview Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Rockyview Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

Generally, in the case of a United States Holder who receives Canadian dollars in connection with the sale or disposition of Rockyview Shares, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the Rockyview Shares. A United States Holder who receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on the date of the sale or disposition, may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

Passive Foreign Investment Company Considerations

The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive

income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value.

In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains from commodities transactions generally are excluded from the definition of passive income if they (i) arise out of a "commodity hedging transaction", (ii) are active business gains from the sale of commodities, but only if "substantially all" of the foreign corporation's commodities are inventory in such corporation's trade or business depreciable property used in such corporation's trade or business or supplies used by such corporation in its trade or business, or (iii) are certain types of foreign currency gains (the "**active commodities business exclusion**"). Considering the nature of Rockyview's business activities, assets and earnings, Rockyview's management believes that Rockyview presently qualifies for the "active commodities business exclusion", and therefore, is not, nor do they anticipate Rockyview will become a PFIC. However, because the application to Rockyview of the relevant provisions of the Code and accompanying regulations is not completely clear, and because Rockyview's operations and business plans may change in subsequent taxable years, no assurance can be given, that Rockyview will not be a PFIC in the future.

If Rockyview were to be treated as a PFIC for any taxable year, then, unless a United States Holder is eligible to elect and does elect to treat his or her investment in the Rockyview Shares as an investment in a "qualified electing fund" (a "**QEF election**") or to "mark-to-market" his or her Rockyview Shares, as described below, (i) such United States Holder would be required to allocate income recognized upon receiving certain dividends, or gain recognized upon the sale or redemption of Rockyview Shares, ratably over the holder's entire holding period for such Rockyview Shares, (ii) the amount allocated to each year during which Rockyview is considered a PFIC other than the year of the dividend payment, or sale or redemption, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and (iii) gain recognized upon the sale or redemption of the Rockyview Shares would be taxable as ordinary income.

If a United States Holder makes a timely QEF election in respect of its Rockyview Shares, such United States Holder would not be subject to the rules described above. Instead, such United States Holder would be required to include in his or her income for each taxable year his or her pro rata share of the Rockyview's ordinary earnings as ordinary income and his or her pro rata share of Rockyview's net capital gain as long-term capital gain, whether or not such amounts are actually distributed. However, United States Holders would not be eligible to make a QEF election unless Rockyview complied with certain applicable information reporting requirements, and Rockyview has not determined whether it would comply with the accounting, record keeping and reporting requirements necessary for United States Holders to make QEF elections should it become a PFIC.

Alternatively, assuming the Rockyview Shares qualify as "marketable stock" within the meaning of Code section 1296(e), if a United States Holder elects to "mark-to-market" his or her Rockyview Shares, such United States Holder generally would include in income any excess of the fair market value of his or her Rockyview Shares as of the close of each tax year over his or her adjusted basis in the Rockyview Shares. If the fair market value of the Rockyview Shares had depreciated below the United States Holder's adjusted basis as of the close of the tax year, the United States Holder generally could deduct the excess of the adjusted basis of the Rockyview Shares over its fair market value at that time. However, such deductions generally would be limited to the "mark-to-market" gains, if any, that the United States Holder included in income with respect to such Rockyview Shares in prior years. Income recognized and deductions allowed under the "mark-to-market" provisions, as well as any gain or loss on the disposition of Rockyview Shares with respect to which the "mark-to-market" election is made, would be treated as ordinary income or loss.

If Rockyview is a PFIC for any taxable year, United States Holders would be required to file an annual return on IRS Form 8621. United States Holders should discuss the applicability and consequences of the PFIC rules with their tax advisors.

The Merger - Receipt of Cash or StarPoint Payment Units

For U.S. federal income tax purposes, the disposition by APF Unitholders of APF Units in exchange for cash or StarPoint Payment Units pursuant to the terms of the Merger should be treated as a taxable exchange for United States Holders. Each United States Holder of APF Units would be required to recognize gain or loss in an amount equal to the difference between the cash or fair market value of the StarPoint Payment Units on the Closing Date received by such United States Holder and such United States Holder's basis in the APF Units exchanged. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the APF Units had been held more than one year at the time of the Merger.

A United States Holder's basis in the StarPoint Payment Units received as part of the Merger will be equal to the fair market value of such StarPoint Payment Units on the Closing Date.

In the event that the EnCana Acquisition is not successfully completed, it is possible for the existing APF Unitholders to own more than 50% of the outstanding StarPoint Units immediately following the Closing. In such event, United States Holders should consider with their tax advisors whether the Merger may be treated as a Type "D" reorganization in which case (i) possible tax free treatment (except to the extent of cash received) for the Merger and (ii) tax-free "spin-off" treatment for shareholders electing receipt of Rockyview Shares may be possibilities.

Ownership of StarPoint Payment Units

Classification of StarPoint

Under the United States entity classification rules, StarPoint should be treated as an association taxable as a corporation for U.S. federal income tax purposes. As a result, distributions from StarPoint should be treated as described below.

Distributions

The detailed discussion of the treatment of distributions under "Ownership of Rockyview Shares - Distributions" above, as applicable to the United States Holders of Rockyview Shares, is similarly applicable to United States Holders of StarPoint Payment Units.

Sale or Other Disposition

The detailed discussion of the treatment of sales or other dispositions under "Ownership of Rockyview Shares - Sale or Other Disposition" above, as applicable to the United States Holders of Rockyview Shares, is similarly applicable to United States Holders of StarPoint Payment Units.

Passive Foreign Investment Company Considerations

The detailed discussion of the PFIC rules under "Ownership of Rockyview Shares - Passive Foreign Investment Company Considerations" above, as applicable to the United States Holders of Rockyview Shares, is similarly applicable to United States Holders of StarPoint Payment Units.

United States Holders should discuss the applicability and consequences of the PFIC rules with their tax advisors.

Information Reporting and Backup Withholding

Payments of dividends and the proceeds of disposition of Rockyview Shares and StarPoint Payment Units that are made within the United States or through certain U.S. related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the holder is a corporation or other exempt recipient, or (ii) the holder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be

allowed as a refund or credit against a holder's United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

SELECTED PRO FORMA INFORMATION

The pro forma combined financial information set forth below and the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" – "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" hereto are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2004 or the three months ended March 31, 2005 had the proposed Arrangement and Merger and certain other adjustments been effected on January 1, 2004, or of the results of operations expected in 2005 and future years. In preparing the pro forma combined financial statements, no adjustments have been made to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of StarPoint, APF Trust and the EnCana Assets after disposition by APF Inc. of the Rockyview Assets.

Selected Pro Forma Combined Financial Information

The following tables set out certain financial information for APF Trust, Great Northern, Rockyview and Pro Forma APF Trust for the year ended December 31, 2004 and the three month period ended March 31, 2005 and for StarPoint, and StarPoint on a pro forma basis, for the year ended December 31, 2004 and the three month period ended March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments.

The following is a summary only and must be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" – "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" to this Information Circular. Reference should also be made to the following financial statements: (i) StarPoint's audited balance sheet as at December 31, 2004, incorporated by reference herein, (ii) StarPoint's unaudited interim consolidated financial statements for the three months ended March 31, 2005 and 2004, incorporated by reference herein, (iii) the audited comparative consolidated financial statements of SEL as at and for the year ended December 31, 2004, incorporated by reference herein, (iv) the audited comparative financial statements of E3 Energy Inc. as at and for the years ended December 31, 2004 and 2003, incorporated by reference herein, (v) the audited consolidated financial statements of Upton Resources Inc. as at and for the year ended December 31, 2003, incorporated by reference herein, (vi) the audited financial statements for Selkirk Energy Partnership and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004, incorporated by reference herein, (vii) the statement of net operating revenue concerning the EnCana Assets for the years ended December 31, 2004, 2003 and 2002, and for the three months ended March 31, 2005 and 2004 (unaudited), incorporated by reference herein, (viii) the audited annual financial statements for APF Trust for the years ended December 31, 2004 and 2003, incorporated by reference herein, (ix) the unaudited interim consolidated financial statements of APF Trust for the three months ended March 31, 2005 and 2004, incorporated by reference herein, and (x) the audited annual financial statements for Great Northern Exploration Ltd. for the years ended December 31, 2003 and 2002 and unaudited comparative financial statements for the three months March 31, 2004, incorporated by reference herein.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

(000's)	For the year ended December 31, 2004					
	APF Trust	Great Northern[1]	Rockyview	Pro Forma APF Trust	StarPoint[2]	Pro Forma After Giving Effect to the Arrangement and the Merger
Assets	862,170	-	46,374	816,794	914,378	2,024,162
Liabilities	399,969	-	795	329,563	303,653	660,677
Revenue before royalties	237,107	34,672	15,988	255,791	230,101	485,892
Net income (loss)	49,636	-	-	-	-	88,743
Net income per unit - basic	1.02	-	-	-	-	1.02
Net income per unit - diluted	1.02	-	-	-	-	1.02

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

(000's)	For the three months ended March 31, 2005				
	APF Trust	Rockyview	Pro Forma APF Trust	StarPoint[1]	Pro Forma After Giving Effect to the Arrangement and the Merger
Assets	860,440	43,787	819,247	930,625	2,058,228
Liabilities	417,095	811	348,114	326,478	701,321
Revenue before royalties	52,072	4,139	47,933	62,859	110,792
Net income (loss)	(2,371)	-	-	-	3,928
Net income per unit - basic	(0.04)	-	-	-	0.05
Net income per unit - diluted	(0.04)	-	-	-	0.05

Note:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

(000's)	For the year ended December 31, 2004					
	APF Trust	Great Northern[1]	Rockyview	Pro Forma APF Trust	StarPoint[2]	Pro Forma After Giving Effect to the Arrangement and the Merger[3]
Assets	862,170	-	46,374	816,794	503,496	1,613,279
Liabilities	399,969	-	795	329,563	187,561	544,585
Revenue before royalties	237,107	34,672	15,988	255,791	129,205	384,996
Net income (loss)	49,636	-	-	-	-	75,517
Net income per unit - basic	1.02	-	-	-	-	1.05
Net income per unit - diluted	1.02	-	-	-	-	1.05

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(3) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

	For the three months ended March 31, 2005				
(000's)	APF Trust	Rockyview	Pro Forma APF Trust	StarPoint[1]	Pro Forma After Giving Effect to the Arrangement and the Merger[2]
Assets	860,440	43,787	819,247	519,743	1,647,346
Liabilities	417,095	811	348,114	210,386	585,229
Revenue before royalties	52,072	4,139	47,933	37,263	85,196
Net income (loss)	(2,371)	-	-	-	505
Net income per unit - basic	(0.04)	-	-	-	0.01
Net income per unit - diluted	(0.04)	-	-	-	0.01

Notes:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(2) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

Selected Combined Operational Information

The following tables set out certain operational information for APF Trust, Great Northern, Rockyview, Pro Forma APF Trust and for StarPoint, and StarPoint on a pro forma combined basis, after giving effect to the Arrangement and the Merger. Further operational information concerning StarPoint and APF Trust is set forth in the StarPoint AIF and the APF AIF, respectively.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	Pro Forma StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1] (before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	22,313	74,378
Light & medium crude oil (bbls/d)	5,802	1,922	65	6,538	12,561	19,099
Heavy oil (bbls/d)	1,167	36	-	1,182	-	1,182
NGLs (bbls/d)	758	364	26	884	-	884
Total (boe/d)	16,012	5,535	1,038	17,281	16,280	33,561
Production[2] (before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	22,158	74,167
Light & medium crude oil (bbls/d)	6,191		43	6,148	12,599	18,747
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	16,292	33,088
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	34,539	75,376
Proved plus Probable (mboe)	58,077		3,104	54,970	54,209	109,179
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.6	6.0
Proved plus Probable	8.7		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	245,131	718,010

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1]						
(before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	17,111	69,176
Light & medium crude oil (bbls/d)	5,802	1,922	65	6,538	6,553	13,091
Heavy oil (bbls/d)	1,167	36	-	1,182		1,182
NGLs (bbls/d)	758	364	26	884		884
Total (boe/d)	16,012	5,535	1,038	17,281	9,405	26,686
Production[2]						
(before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	16,416	68,425
Light & medium crude oil (bbls/d)	6,191		43	6,148	6,666	12,814
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	9,402	26,198
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	18,337	59,174
Proved plus Probable (mboe)	58,077		3,104	54,970	31,362	86,332
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.1	5.9
Proved plus Probable	87		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	185,022	657,901

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Pro Forma Combined Capitalization for StarPoint and APF Trust

The following tables set out the capitalization of APF Trust and StarPoint as at March 31, 2005, together with the pro forma combined capitalization of StarPoint as at March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments. The following is a summary only and, where applicable, should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" to this Information Circular as well as "Information Relating to StarPoint Energy Trust – Consolidated Capitalization of StarPoint" in Appendix "B" and "Information Relating to APF Energy Trust – Consolidated Capitalization of APF Trust" in Appendix "C".

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	As at March 31, 2005		
	APF Trust(1)(2)	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$152,821	$317,067
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	$60,000	$60,000
Unitholders' capital	$471,133	$594,554	$1,347,314
Units	67,667	43,809	86,439
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

Assuming the EnCana Acquisition is Not Completed

	As at March 31, 2005		
	APF Trust(1)(2)	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$98,611	$257,156
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	-	-
Unitholders' capital	$471,133	$309,357	$1,067,124
Units	67,667	27,409	70,039
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

See also the Pro Forma Financial Statements of Rockyview at Schedule "B" of Appendix "H".

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Rockyview Stock Option Plan

At the Meeting, the APF Unitholders will be asked to consider and, if deemed advisable, approve the adoption by Rockyview of the Rockyview Stock Option Plan which will authorize the Rockyview board of directors to issue stock options ("**Rockyview Options**") to employees, officers or directors of Rockyview or any person or company engaged to provide ongoing management, consulting or advisory services to Rockyview. The proposed Rockyview Stock Option Plan will be in accordance with the TSX's policies on listed company share incentive arrangements. A copy of the Rockyview Stock Option Plan is set out in Appendix "I" to this Information Circular.

The Rockyview Stock Option Plan is intended to afford persons who provide services to Rockyview, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Rockyview by permitting them to purchase Rockyview Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Rockyview.

Under the Rockyview Stock Option Plan:

1. Rockyview Options may be granted in such numbers as the Rockyview board of directors may determine and will vest as to one-third on each of the first, second and third anniversaries of the date of the grant;

2. the exercise price of Rockyview Options shall not be less than the "market price" of the Rockyview Shares at the date of granting such option. For purposes of the Rockyview Stock Option Plan, "market price" means the volume weighted average trading price of the Rockyview Shares on the TSX, calculated by dividing the total value of the Rockyview Shares traded by the total volume of the Rockyview Shares traded, for the last five trading days prior to the date on which the Rockyview Option is granted;

3. the maximum term for Rockyview Options is five years;

4. the Rockyview Options will not be assignable;

5. the aggregate number of Rockyview Shares reserved for issuance pursuant to Rockyview Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Rockyview Shares (on a non-diluted basis);

6. the issuance of Rockyview Shares to "insiders" of Rockyview, when combined with any other share compensation arrangement, within a one year period may not exceed 10% of the outstanding Rockyview Shares (on a non-diluted basis);

7. the issuance of Rockyview Shares to any one "insider" of Rockyview and such insider's associates, when combined with any other share compensation arrangement, within a one year period may not exceed 5% of the outstanding Rockyview Shares (on a non-diluted basis);

8. Rockyview Options may contain provisions providing for accelerated vesting in the event of a sale by Rockyview of all or substantially all of its property and assets or a change of control of Rockyview; and

9. the aggregate number of Rockyview Shares that may be reserved for issuance under the Rockyview Stock Option Plan, together with any Rockyview Shares reserved for issuance under any other share compensation arrangement, must not exceed 10% of the number of Rockyview Shares, on a non-diluted basis, outstanding at that time.

No financial assistance will be provided by Rockyview to optionees to exercise Rockyview Options granted under the Rockyview Stock Option Plan.

In the event that a holder of vested Rockyview Options shall cease to be a director, officer or employee of, or a provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or retirement, such Rockyview Options shall cease and terminate on the thirtieth (30th) day following the effective date of such ceasing to be a director, officer or employee of, or service provider to the Corporation or subsidiary or the expiry time of such Rockyview Options, whichever occurs first. Notwithstanding the foregoing, in the event of termination for cause, such Rockyview Options shall cease and terminate on the day following the date of Rockyview's giving notice of said termination.

In the event of the death, permanent disability or retirement of a holder of vested Rockyview Options, such Rockyview Options may be exercised by such holder or the legal personal representatives of the holder, as applicable, at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the holder and the expiry time of such Rockyview Options.

The board of directors of Rockyview may amend or discontinue the Rockyview Stock Option Plan at any time without the consent of the participants therein, provided that such amendment shall not alter or impair any Rockyview Option previously granted under the Rockyview Stock Option Plan, except as permitted to give effect to certain adjustments, and that such amendment or discontinuance has been approved by the TSX. Approval shall be obtained from a majority of holders of Rockyview Shares (excluding the votes of Rockyview Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment which seeks to (i) reduce the exercise price of a Rockyview Option that is outstanding; or (ii) extend the period during which an outstanding

Rockyview Option may be exercised. TSX rules will require the Rockyview Stock Option Plan to be put before the holders of Rockyview Shares for reapproval at Rockyview's third annual general meeting and every three years thereafter.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Rockyview Stock Option Plan:

> "BE IT RESOLVED as an ordinary resolution of the shareholders that the stock option plan of Rockyview Energy Inc., as set out in Appendix "I" of the Information Circular and Proxy Statement of APF Energy Trust dated May 20, 2005, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by APF Unitholders who vote in person or by proxy at the Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the resolution.

It is proposed that 927,500 Rockyview Options be issued to Rockyview Service Providers (as defined below), being 7.4% of the outstanding Rockyview Shares at the Effective Date of the Arrangement.

Approval of the Rockyview Private Placement

At the Meeting, the APF Unitholders will be asked to consider and, if deemed advisable, approve a resolution authorizing a private placement of up to 1,826,484 units ("**Units**") each comprised of one Rockyview Share and one half of a Rockyview Warrant to certain employees, contractors, officers and directors of Rockyview (the "**Rockyview Service Providers**") and to certain other placees. The Rockyview Private Placement will be undertaken in accordance with applicable corporate law, securities legislation and TSX rules and policies.

The Units issued pursuant to the Rockyview Private Placement will be priced based on the net asset value per share of Rockyview which has been determined to be $0.73, ($4.38 after the Consolidation) calculated using: (i) the pre-tax net present value of the proved plus probable reserves (discounted at 10%) to be transferred to Rockyview pursuant to the Arrangement, as evaluated by GLJ and Sproule effective December 31, 2004; (ii) the undeveloped land to be transferred to Rockyview pursuant to the Arrangement at a deemed value of $125.00 per acre; and (iii) the proprietary seismic to be transferred to Rockyview pursuant to the Arrangement.

Each whole Rockyview Warrant will entitle the holder to acquire one Rockyview Share at an exercise price (post-Consolidation) of $5.26, exercisable for two years and eight months from the closing of the Rockyview Private Placement.

The following table reflects the determination of the net asset value per share of the Rockyview Shares as at the date hereof:

Pre-tax net present value of Rockyview's proved plus probable reserves discounted at 10%	$41,290,000
Bank overdraft	(1,120,109)
Undeveloped land	6,474,500
Other Assets	1,866,792
Net asset value	$4,851,183
Outstanding Rockyview Shares after giving effect to the Arrangement prior to the Consolidation and prior to giving effect to the Rockyview Private Placement[1]	66,139,721
Net Asset Value per Rockyview Share (pre-Consolidation)	$0.73
Net Asset Value per Rockyview Share (post-Consolidation)	$4.38

Note:

(1) The number of Rockyview Shares to be issued in accordance with the Arrangement is based on the number of APF Units outstanding on the Effective Date of the Arrangement, after conversion of all APF Options, assuming conversion of all APF Debentures, including

all APF Units issued under the APF DRIP Plan to the Effective Date of the Arrangement and assuming APF Unitholders who are non-residents of Canada receive a Special Distribution, for each APF Unit, of 17/20ths of a Warrant and 17/20ths of an APF Note.

All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Rockyview Private Placement will be subject to a contractual escrow arrangement. One-third of the Rockyview Shares will be released on the date that is eight months from the closing of the Rockyview Private Placement. An additional one-third will be released on the date that is sixteen months from the closing of the Rockyview Private Placement and the balance will be released on the date that is two years from the closing of the Rockyview Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with one-third releasable on the dates which are eight, sixteen and twenty-four months from the closing of the Rockyview Private Placement; and (ii) the twenty-day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranches are released.

If a Rockyview Service Provider resigns or is terminated during this two year escrow period, any Rockyview Shares held by that Rockyview Service Provider that remain in escrow will, subject to any applicable regulatory requirements or approvals, be repurchased by Rockyview at a price equal to the lesser of the market price of the shares or their issue price under the Rockyview Private Placement and Rockyview Warrants that remain in escrow will be cancelled; provided that, for Rockyview Service Providers terminated without cause the repurchase price for Rockyview Shares will be the market price.

The purpose of the Rockyview Private Placement is twofold: firstly, it will provide additional capital for use by Rockyview in its exploration and development activities; and secondly, it will be a mechanism by which the directors, officers, certain employees and other insiders can increase their ownership positions within Rockyview. In considering the Arrangement, the APF Board of Directors was of the view that in order to attract board members and management who will contribute to the growth of Rockyview and to compensate officers and employees for what is expected to be lower levels of remuneration and benefits within a small exploration and production company as compared to compensation levels currently received by such individuals through their current employment, it would be necessary to provide an opportunity for such individuals to hold increased ownership positions in Rockyview.

APF Unitholders are being asked to consider at the Meeting and, if deemed advisable, to approve an ordinary resolution of the following terms:

> "BE IT RESOLVED that the issuance by Rockyview of up to 1,826,484 Rockyview Units on such terms as are more particularly described in Information Circular and Proxy Statement of APF Energy Trust dated May 20, 2005, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by APF Unitholders who vote in person or by proxy at the Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the resolution.

Certain of the current officers and directors of APF Inc. may participate in the Rockyview Private Placement. For the purpose of determining whether the requisite approval for the above resolution is received, any votes attaching to APF Units held, directly or indirectly, or over which control or direction is exercised by such directors and officers or their associates or affiliates will be excluded. Such persons currently hold, directly or indirectly, or exercise control or direction over approximately 1,159,924 APF Units.

RISK FACTORS

APF Unitholders should carefully consider the information described under the heading "Risk Factors" in the APF AIF and under the heading "Risk Factors" in the StarPoint AIF, as well as the "Risk Factors" in "Appendix "H" - Information Respecting Rockyview" and other information set forth elsewhere in this Information Circular. In addition, APF Unitholders should consider the following:

Changes of Legislation and Tax Treatment

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects StarPoint and the StarPoint Unitholders. Legislation may be implemented to change the manner in which these entities are taxed. Tax authorities having jurisdiction over StarPoint or the StarPoint Unitholders may disagree with how StarPoint calculates its income for tax purposes or could change administrative practices to the detriment of StarPoint or the detriment of the StarPoint Unitholders.

Failure to Realize the Benefits of the Merger

APF Trust and StarPoint may not realize the anticipated benefits of the Merger. APF Trust and StarPoint have entered into the Combination Agreement to strengthen their respective positions in the oil and gas industry, and in particular, the income trust sector, and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as StarPoint's ability to realize the anticipated growth opportunities and synergies from combining the businesses of StarPoint and APF Trust. Prior to completion of the Merger, StarPoint and APF Trust will continue to operate independently, although integration efforts, where appropriate, will be proceeding pending receipt of APF Unitholder approval and completion of the Merger. The integration efforts by StarPoint and APF Trust will require the dedication of significant management effort, time and resources which may divert management's focus and resources from other strategic opportunities during this process. Both StarPoint and APF Trust will take all required steps to minimize disruptions to their respective businesses and operations.

Market Price of StarPoint Units and APF Units

Upon completion of the Merger, all of the APF Units will be exchanged for StarPoint Payment Units. The Exchange Ratio at which the APF Units will be exchanged for StarPoint Payment Units is fixed, and there will be no adjustment for changes in the market price of either APF Units or StarPoint Units. The trading price of the StarPoint Units may be less than the trading price of APF Units (after application of the Exchange Ratio) as of the date of the Combination Agreement or as of the date of the Meeting. Neither APF Trust nor StarPoint is permitted to terminate the Combination Agreement solely because of changes in the market price of either the APF Units or StarPoint Units.

There will be a significant amount of time between the date of the Combination Agreement and the date of the Meeting and there may be a significant amount of time between the date of such meeting and the date when the Merger is completed. As a result, the relative or absolute prices of APF Units and StarPoint Units may vary significantly between the dates of the Combination Agreement, this Information Circular, the Meeting and the completion of the Merger. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either APF Trust or StarPoint, market expectations of the likelihood that the Merger will be completed and the timing of its completion, the prospects for post-Merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined entity by regulators, and general market and economic conditions.

In addition, it is impossible to predict accurately the market price of the StarPoint Units after the completion of the Merger. Accordingly, the prices of APF Units and StarPoint Units on the date of the Meeting may not be indicative of their prices immediately prior to the completion of the Merger or the price of StarPoint Units after the Merger is completed.

STOCK EXCHANGE LISTINGS

The currently outstanding APF Units and StarPoint Units are listed and posted for trading on the TSX. Following the Closing Date of the Merger, the APF Units will be delisted from the TSX. Information with respect to the trading history of the StarPoint Units is contained under the heading "Information Regarding StarPoint Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "B" and for the APF Units is contained under the heading "Information Regarding APF Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "C" to this Information Circular.

The currently outstanding APF Units and StarPoint Units are listed and posted for trading on the TSX. On April 12, 2005, the last trading day prior to the date of the announcement of the execution of the Combination Agreement, the closing price of the StarPoint Units on the TSX was $19.40 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.81 per APF Unit. The weighted average trading price of the StarPoint Units and APF Units for the five trading days ending April 12, 2005 were $19.70 and $11.88, respectively. On May 19, 2005, the closing price of the StarPoint Units on the TSX was $17.85 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.98 per APF Unit.

Application has been made to list the Rockyview Shares issuable pursuant to the Arrangement on the TSX. The listing of the Rockyview Shares on the TSX will be subject to Rockyview meeting the original listing requirements of the TSX. If Rockyview is not able to meet the original listing requirements of the TSX then Rockyview will seek to list the Rockyview Shares on another Canadian stock exchange. **Conditional listing approval has not yet been obtained and there can be no assurance that the Rockyview Shares will be listed on the TSX or any other stock exchange.** While Rockyview intends to continue to seek a listing for the Rockyview Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listings is not a condition of the parties to the completion of the Plan of Arrangement. It is a condition to completing the Merger that the Rockyview Shares shall have been listed and posted for trading on the TSX for at least two Business Days.

There can be no assurance that the Rockyview Shares will be listed on any stock exchange.

The APF Inc. Notes will not be listed on any stock exchange.

The TSX has conditionally approved the listing of the StarPoint Payment Units issuable pursuant to the Merger, subject to StarPoint fulfilling all of the requirements of the TSX. Following the Closing Date of the Merger, application will be made to delist the APF Units from the TSX. See "Information Regarding APF Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "C" and "Information Regarding StarPoint Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "B" to this Information Circular.

TIMING

The Arrangement will be effective on the Effective Date of the Arrangement and the Merger will become effective at the Closing Date. If the APF Special Resolutions are approved at the Meeting and all other conditions specified in the Combination Agreement are satisfied or waived, StarPoint and APF expect the Closing Date will be on or about June 27, 2005.

EXPENSES OF EACH OF THE ARRANGEMENT AND THE MERGER

The estimated costs to be incurred by APF Trust relating to each of the Arrangement and the Merger including, without limitation, accounting and legal fees, financial advisor fees, contractual severance obligations, the preparation and printing of this Information Circular, listing fees payable to the TSX and other out-of-pocket costs, but excluding retention payments and statutory severance obligations, are estimated to be approximately $13.0 million.

The estimated costs to be incurred by StarPoint relating to the Merger including, without limitation, accounting and legal fees, financial advisor fees, the preparation of this Information Circular, listing fees payable to the TSX and other out-of-pocket costs associated with the Meeting, are estimated to be approximately $7.0 million.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP, Burnet, Duckworth & Palmer LLP and Torys LLP, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units. As of the date hereof, the principals of GLJ, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units. As of the date hereof, the principals of Sproule, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units. As of the date hereof, the principals of McDaniel, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving an arrangement proposed by such corporation. Application will be made pursuant to this section of the ABCA for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application. However, there have not been, to the knowledge of APF Inc., any recent significant decisions relating thereto.

APF Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, none of the directors or officers of APF Inc., nor any other informed person of APF Trust, nor any associate or affiliate of any one of them, has or has had, at any time since the commencement of the most recent financial year of APF Inc., any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect APF and its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of APF Inc., nor any associate or affiliate of any one of them, is or has been indebted, directly or indirectly, to APF Inc. or its subsidiaries at any time since the commencement of the most recent financial year of APF Inc.

OTHER LEGAL MATTERS

Resale of StarPoint Units and Rockyview Shares and APF Inc. Notes

It is anticipated that the Rockyview Shares, the APF Inc. Notes and the other securities issued in accordance with the Arrangement and the StarPoint Payment Units to be issued to APF Unitholders pursuant to the Merger will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities of the various applicable provinces and territories in Canada including, in Québec, the approval of the Autorité des marché financiers. Such exemptions or exemptive relief, as applicable, will provide that the StarPoint Payment Units to be issued to APF Unitholders pursuant to the Merger and Rockyview Shares and APF Inc. Notes to be issued to APF Unitholders pursuant to the Arrangement will generally be "freely tradeable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

It is a condition of the Combination Agreement and the completion of the Merger that all approvals, regulatory or otherwise, necessary in respect of the Arrangement and the Merger be obtained. See "Details of the Merger – The Combination Agreement – Conditions of the Merger" and "The Arrangement – Conditions to the Arrangement".

Information for United States Holders

The Merger

Subject to the exception described under "Ineligible APF Unitholders", StarPoint Payment Units that would otherwise be deliverable pursuant to the Merger to Ineligible APF Unitholders will be issued and delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. For additional information and details, see "Ineligible APF Unitholders" in this Information Circular. StarPoint Payment Units received by Ineligible APF Unitholders pursuant to the Merger will be "restricted securities" within the meaning of the United States federal securities laws and will be subject to transfer restrictions.

All such holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The Arrangement

The Rockyview Shares will not be registered under the 1933 Act and will be issued in reliance upon the exemption available pursuant to Section 3(a)(10) thereof. Section 3(a)(10) exempts from registration securities issued in exchange for one or more outstanding securities, where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities are proposed to be issued have the right to appear. The Court of Queen's Bench of Alberta is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of Rockyview Shares in exchange for Warrants and APF Inc. Notes. The Court entered the Interim Order on May 19, 2005 and, subject to the approval of the Arrangement by the APF Unitholders, a hearing on the fairness of the Arrangement is expected to be held on June 20, 2005 by the Court. See "The Arrangement – Procedures for the Arrangement Becoming Effective – Court Approval".

The Rockyview Shares to be issued to former APF Unitholders in the United States will be freely tradable under U.S. federal securities laws, except by persons who are "affiliates" of APF Trust, Rockyview, APF Inc. or 1163947 immediately prior to the Arrangement or who will be affiliates of Rockyview after the Arrangement. Shares held by such affiliates may be resold only pursuant to an effective registration statement under the 1933 Act, in transactions permitted by Regulation S under the 1933 Act, pursuant to the resale provisions of Rule 145(d)(1), (2) or (3) under the 1933 Act, or as otherwise permitted under the 1933 Act. Persons who may be deemed "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer.

Rule 145(d)(1) generally provides that such affiliates may not sell securities of Rockyview unless such sales are made in compliance with the volume, current public information and manner of sale limitations contained in Rule 144 under the 1933 Act ("Rule 144"). The Rule 144 limitations generally require that sales made by an affiliate in any three-month period not exceed the greater of 1% of the class of shares outstanding or, if the Rockyview Shares are listed on a U.S. securities exchange or Nasdaq, the average weekly trading volume of such class of shares over the four calendar weeks preceding the placement of the sell order, and that such sales be made in unsolicited, open market "brokers' transactions" (as that term is defined in Rule 144). Rules 145(d)(2) and (3) generally provide that the Rule 144 limitations will lapse for non-affiliates of Rockyview after a period of one or two years, depending upon whether information continues to be publicly available about Rockyview.

In addition, persons who are affiliates of Rockyview solely by virtue of holding a position as an officer or director of Rockyview, may sell Rockyview Shares without registration under the 1933 Act if such sales are made in accordance with Rule 904 of Regulation S. Other affiliates of Rockyview may sell Rockyview Shares without registration under the 1933 Act if such sales are made in accordance with Rule 903 of Regulation S.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Rockyview Shares issuable pursuant to the Arrangement. The resale restrictions applicable to the Warrants and APF Inc. Notes distributable pursuant to the Arrangement are not discussed in this Information Circular. **All holders of Rockyview Shares, Warrants and APF Inc. Notes are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

CONSENTS

Consent of Burnet, Duckworth & Palmer LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of, and reference to, our opinions contained under "Canadian Federal Income Tax Considerations" in the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005 with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta (Signed) "Burnet, Duckworth & Palmer LLP"
May 20, 2005

Consent of Torys LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of and references to our opinion contained under "United States Federal Income Tax Considerations" in the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005 with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

New York, New York (Signed) "Torys LLP"
May 20, 2005

Consent of Gilbert Laustsen Jung Associates Ltd.

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of, or incorporation by reference of, and reference to our reports, being:

- Report dated February 28, 2005 being a corporate evaluation of oil and gas properties of APF Energy Inc.;
- Report dated May 12, 2005 being a corporate evaluation of oil and gas properties of APF Energy Inc. subsequently extracted and consolidated into a new entity called Rockyview Energy Inc.;
- Report dated May 16, 2005 respecting reserves entities acquired by StarPoint Energy Trust;

each of which is effective December 31, 2004 (March 31, 2005 with respect to the EnCana Assets) in the Proxy Statement and Information Circular of APF Energy Trust with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta (Signed) "Myron J. Hladyshevsky, P.Eng."
May 20, 2005 Gilbert Laustsen Jung Associates Ltd.

Consent of Sproule Associates Limited

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of or incorporation by reference of, and reference to our reports, being:

- "Evaluation of the P&NG Reserves of StarPoint Energy Ltd. (As of December 31, 2004)", dated February 24, 2005;
- "Evaluation of the P&NG Reserves of StarPoint Energy Ltd. in the Properties of Selkirk Energy Partnership (As of December 31, 2004)", dated February 23, 2005;
- "Evaluation of the Coalbed Methane Reserves of APF Energy Inc. in Canada and the United States (As of December 31, 2004)", dated February 18, 2005;

each of which is dated effective December 31, 2004, in the Proxy Statement and Information Circular of APF Energy Trust with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta
May 20, 2005

(Signed) "Robert N. Johnson, P. Eng."
Sproule Associates Limited

Consent of McDaniel & Associates Consultants Ltd.

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces in Canada

We hereby consent to the incorporation by reference of, and reference to our reports entitled "StarPoint Energy Trust, EnCana's Interests in the Alderson East, Countess, Kinninvie & Suffield West Areas, Evaluation of Oil & Gas Reserves, Based on April 1, 2005 Forecast Prices and Costs, As of March 31, 2005", and; "StarPoint Energy Trust, EnCana's Interests in the Alderson East, Countess, Kinninvie & Suffield West Areas, Evaluation of Oil & Gas Reserves, Based on April 1, 2005 Constant Prices and Costs, As of March 31, 2005"; both dated April 29, 2005 in the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005, with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta
May 20, 2005

(Signed) "B.H. Emslie, P.Eng."
McDaniel & Associates Consultants Ltd.

Consent of PricewaterhouseCoopers LLP

We have read the Proxy Statement and Information Circular of APF Energy Trust (the "**Circular**") dated May 20, 2005 with respect to the proposed transaction between StarPoint Energy Trust ("**StarPoint**") and APF Energy Trust ("**APF Trust**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report dated February 25, 2005 to the unitholders of APF Energy Trust ("**APF Trust**") on the following financial statements:

- Consolidated balance sheets of APF Trust as at December 31, 2004 and 2003; and
- Consolidated statements of operations and accumulated earnings and cash flows of APF Trust for the years ended December 31, 2004 and 2003.

We consent to the use in the Circular of our audit report dated May 5, 2005 to the Directors of Rockyview Energy Inc., on the consolidated financial statements of Rockyview Energy Inc. as at April 29, 2005.

We consent to the use in the Circular of our report dated May 10, 2005 to the directors of Rockyview Energy Inc. on the statements of revenue, royalties and operating expenses for the Wood River properties for the years ended December 31, 2004 and 2003.

Calgary, Alberta
May 20, 2005

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the Proxy Statement and Information Circular of APF Energy Trust (the "**Circular**") dated May 20, 2005 with respect to the proposed transaction between StarPoint Energy Trust ("**StarPoint**") and APF Energy Trust ("**APF Trust**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report dated April 29, 2005 to the directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the EnCana Assets for the years ended December 31, 2004, 2003 and 2002.

Calgary, Alberta
May 20, 2005

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Consent of KPMG LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.

We have read the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005 with respect to a plan of arrangement involving StarPoint Energy Trust, APF Energy Trust ("**APF Trust**"), the unitholders of APF Trust, APF Energy Inc., Rockyview Energy Inc., and 1163947 Alberta Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the unitholder of StarPoint Energy Trust on the balance sheet of StarPoint Energy Trust as at December 31, 2004. Our report is dated March 16, 2005.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of StarPoint Energy Ltd. on the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004 and for the period from September 5, 2003 to December 31, 2003. Our report is dated March 16, 2005.

We consent to the incorporation by reference in the above-mentioned circular of our report to the directors of Upton Resources Inc. on the consolidated balance sheet of Upton Resources Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended. Our report is dated December 6, 2004.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of E3 Energy Inc. on the consolidated balance sheets of E3 Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 24, 2005.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Great Northern Exploration Ltd. on the consolidated balance sheets of Great Northern Exploration Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 17, 2004.

Calgary, Alberta
May 20, 2005

(Signed) "KPMG LLP"
Chartered Accountants

Consent of Collins Barrow Calgary LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.

We have read the Proxy Statement and Information Circular of APF Energy Trust (the "**Circular**") dated May 20, 2005 with respect to the proposed transaction between StarPoint Energy Trust ("**StarPoint**") and APF Energy Trust ("**APF Trust**"). We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the directors of Selkirk Energy Canada Ltd., 977529 Alberta Ltd., 3072202 Nova Scotia Company and Five Spot Energy Ltd. on the combined balance sheet of Selkirk Energy Group as at January 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended. Our report is dated November 12, 2004.

Calgary, Alberta
May 20, 2005

(Signed) "Collins Barrow Calgary LLP"
Chartered Accountants

OTHER MATTERS

As of the date of this Information Circular, neither the APF Board of Directors nor management of APF Inc. knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered APF Unitholders, your Letter of Transmittal and Election Form, please contact Canaccord, APF Trust's proxy solicitation agent, at:

Toll Free: 1-866-601-5923
Telephone: (403) 508-3871
Facsimile: (403) 508-3866

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular have been approved by the APF Board of Directors, for and on behalf of APF Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 20th day of May, 2005.

APF ENERGY TRUST
By its Administrator, APF Energy Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(Signed) "Alan MacDonald"
Vice President, Finance and
Chief Financial Officer

APPENDIX "A"

TEXT OF SPECIAL RESOLUTIONS OF UNITHOLDERS OF APF ENERGY TRUST

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the APF Trust Indenture and other constating documents of the APF Parties shall be deemed to be amended to the extent necessary to permit the completion of the transactions contemplated in the Arrangement Agreement;

2. the arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) (the "**Act**") substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix "F" to the Information Circular accompanying the notice of the Meeting is hereby approved, authorized and agreed to;

3. the arrangement agreement (the "**Arrangement Agreement**") dated May 20, 2005 among Rockyview Energy Inc., APF Energy Trust and its security holders, APF Energy Inc. (the "**Corporation**") and 1163947 Alberta Inc., a copy of which is attached as Appendix "G" to the Information Circular accompanying the Notice of Meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

4. the amalgamation (the "**Amalgamation**") of Rockyview Energy Inc. and 1163947 Alberta Inc. substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix "F" to the Information Circular accompanying the notice of the Meeting is hereby approved, authorized and agreed to;

5. the amalgamation agreement (the "**Amalgamation Agreement**") dated May 20, 2005 among Rockyview Energy Inc. and 1163947 Alberta Inc., a copy of which is attached as Appendix "F" to the Information Circular accompanying the Notice of Meeting, with such amendments or variations thereto made in accordance with the terms of the Amalgamation Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

6. notwithstanding that this resolution has been duly passed or received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of APF Energy Inc. may, without further notice to or approval of the holders of trust units of APF Energy Trust, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act;

7. any one director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

8. all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

Merger Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Merger of StarPoint and APF Trust as described in the Information Circular which accompanies the notice of the Meeting dated May 20, 2005 (the "**Information Circular**"), and upon the terms and conditions set out in the Combination Agreement, be and is hereby authorized and approved and, in order to give effect thereto, the following events are hereby authorized and shall occur and be deemed to occur in the sequence set out below without further act or formality:

    (a) the APF Trust Indenture and other constating documents of the APF Parties shall be amended to the extent necessary to permit the completion of the transactions contemplated in the Combination Agreement, including, without limitation, to redeem any or all outstanding APF Units (other than the APF Remaining Unit) in exchange for consideration consisting of StarPoint Payment Units, without further notice to, agreement of, or act by, any holder of APF Units;

    (b) all of the APF Assets shall be transferred to StarPoint in exchange for the assumption by StarPoint of all of the Assumed Liabilities and for the issuance by StarPoint of the StarPoint Payment Units to APF Trust, with the number of such StarPoint Payment Units to be based upon the Exchange Ratio multiplied by the number of APF Units issued and outstanding as of the Closing Date, all as described in the Information Circular;

    (c) StarPoint shall subscribe for the APF Remaining Unit upon payment of $10.00 and APF Trust shall issue to StarPoint the APF Remaining Unit; and

    (d) the APF Units (other than the APF Remaining Unit) shall be redeemed and, upon the redemption of the APF Units (other than the APF Remaining Unit), the StarPoint Payment Units which are issuable as contemplated by paragraph (b) above shall be distributed to APF Unitholders (other than StarPoint) on a proportionate basis in accordance with the Exchange Ratio, all as described in the Information Circular;

2. the application of the Unitholders' Rights Plan Agreement dated April 19, 2003 between APF Trust and Computershare to the Merger be and it is hereby waived;

3. the directors of APF Inc. and any officer of APF Inc. be and are hereby authorized and directed to execute on behalf of APF Trust, APF Inc. or any other APF Party and to deliver and to cause and be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing;

4. the APF Board of Directors is authorized to revoke this resolution for any reason whatsoever in its sole and absolute discretion, without further approval of the APF Unitholders at any time prior to the completion of the Merger; and

5. all capitalized terms not otherwise defined in this APF Special Resolution have the meanings ascribed thereto in the Information Circular.

APPENDIX "B"

INFORMATION RELATING TO STARPOINT ENERGY TRUST

Special Note Regarding Forward Looking Statements

Certain statements contained in this Appendix "B", and in certain documents incorporated by reference into this Appendix "B", constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. StarPoint and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this Appendix "B" should not be unduly relied upon. These statements speak only as of the date of this Appendix "B" or as of the date specified in the documents incorporated by reference into this Appendix "B", as the case may be.

In particular, this Appendix "B", and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of StarPoint's oil and natural gas properties;
- oil and natural gas production levels;
- capital expenditure programs;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Appendix "B" and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and
- failure to realize the anticipated benefits of acquisitions.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Appendix "B" and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required under applicable securities laws, neither StarPoint nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Information Circular including the Summary hereof and Appendices hereto. Certain other terms and abbreviations used in this Appendix "B", but not defined herein, are (i) defined under the heading "Glossary of Terms" in the main body of the Information Circular, or (ii) defined in NI 51-101 or the COGE Handbook.

"Administration Agreement" means the Administration Agreement dated December 6, 2004 between the StarPoint Trustee and the Administrator, as successor to StarPoint Energy;

"Administrator" means StarPoint Energy Ltd., a corporation formed by the amalgamation under the ABCA of StarPoint Energy, E3 and StarPoint Acquisition Ltd. as a step to the StarPoint, Mission and E3 Arrangement;

"Administrator Notes" means the unsecured subordinated notes of the Administrator in the aggregate amount of $383,806,908.20 issued to StarPoint in connection with the StarPoint, Mission and E3 Arrangement;

"Board of Directors" or **"Board"** means the board of directors of the Administrator or its successors;

"E3" means E3 Energy Inc., a corporation amalgamated under the ABCA with StarPoint Energy and StarPoint Acquisition Ltd. to form the Administrator as a step to the StarPoint, Mission and E3 Arrangement;

"Equity Bridge Loan" means the equity bridge loan provided by Bank of Montreal to StarPoint as described under the heading "Material Debt";

"ExchangeCo" means StarPoint Exchangeco Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of StarPoint;

"Mission" means Mission Oil & Gas Inc., a corporation incorporated under the ABCA;

"NPI" means the net profits interest granted to StarPoint by the Partnership under the NPI Agreement;

"NPI Agreement" means the net profits interest agreement dated January 7, 2005 between the Partnership and StarPoint;

"Partnership" means StarPoint Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Permitted Investments" means (i) loan advances to the Administrator, (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the StarPoint Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the StarPoint Trustee and any affiliate of the StarPoint Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and gas business, including shares of the Administrator;

"Selkirk" means Selkirk Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Special Voting Units" means the special voting units of StarPoint issuable under the StarPoint Trust Indenture;

"StarPoint Energy" means StarPoint Energy Ltd., a corporation amalgamated under the ABCA with E3 and StarPoint Acquisition Ltd. to form the Administrator as a step to the StarPoint, Mission and E3 Arrangement;

"StarPoint Prospectus" means StarPoint's final short form prospectus dated May 19, 2005 with respect to the StarPoint Prospectus Offering;

"StarPoint Trust Indenture" means the trust indenture dated December 6, 2004 between Olympia Trust Company and StarPoint, pursuant to which StarPoint is governed;

"StarPoint Trustee" means Olympia Trust Company or its successor, as trustee of StarPoint;

"StarPoint Unitholder" means a holder of StarPoint Units.

"**Subtrust**" means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta of which StarPoint is the sole beneficiary;

"Trend" means Trend Energy Inc., a corporation incorporated under the ABCA;

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this Appendix "B" are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Appendix "B" from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of the Administrator at 3900, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 268-7800, Fax: (403) 263-3388. In addition, copies of the documents incorporated herein by reference maybe obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of StarPoint are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Appendix "B":

(a) the StarPoint AIF;

(b) StarPoint's audited balance sheet as at December 31, 2004 and the audited comparative consolidated financial statements of StarPoint Energy as at and for the year ended December 31, 2004, together with the notes thereto and the reports of the auditors thereon;

(c) StarPoint's management's discussion and analysis for the year ended December 31, 2004;

(d) StarPoint's unaudited interim comparative consolidated financial statements as at and for the three months ended March 31, 2005, together with the notes thereto;

(e) StarPoint's management's discussion and analysis for the three months ended March 31, 2005

(f) StarPoint's material change report dated January 28, 2005 with respect to the completion of the acquisition of Selkirk Energy Partnership;

(g) StarPoint's material change report dated April 22, 2005 with respect to the Merger and the Combination Agreement;

(h) StarPoint's material change report dated May 13, 2005 with respect to the EnCana Acquisition and the EnCana Agreement;

(i) the StarPoint Prospectus, limited to the headings "Information Concerning the EnCana Assets", "Description of Subscription Receipts", "Description of Debentures", Consolidated Capitalization of the Trust", "Material Debt", "Risk Factors – Refinancing of Short-Term Debt", "Schedule A" – Financial Statements of E3", "Schedule "B" – Financial Statements of Upton", "Schedule "C" – Financial Statements of Selkirk", and "Schedule "E"' – Schedule of Revenues, Royalties and Operating Expenses for the EnCana Assets"; and

(j) StarPoint's Information Circular and Proxy Statement dated April 15, 2005 relating to the annual meeting of StarPoint Unitholders to be held on May 30, 2005, excluding the sections entitled "Corporate Governance Practices", "Report to the StarPoint Unitholders on Executive Compensation" and "Appendix A - Report on Corporate Governance Practices".

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars filed by StarPoint with the securities commissions or similar authorities in Canada subsequent to the date of the Information Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Appendix "B".

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix "B" to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix "B".

STARPOINT ENERGY TRUST

General

StarPoint is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the StarPoint Indenture. The head office of StarPoint is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta.

StarPoint was formed on December 6, 2004 and commenced operations on January 7, 2005 as a result of the completion of the StarPoint, Mission and E3 Arrangement. The StarPoint, Mission and E3 Arrangement is described further under the heading "The StarPoint, Mission and E3 Arrangement".

Structure

StarPoint is the sole shareholder of the common shares of the Administrator. The head office of the Administrator is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of StarPoint. In particular, pursuant to the Administration Agreement between StarPoint and the Administrator, the StarPoint Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of StarPoint, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of StarPoint; (iii) advising StarPoint with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of StarPoint; (viii) all matters concerning any underwriting or agency agreement providing for the sale of StarPoint Units or rights to StarPoint Units; (ix) all matters relating to the redemption of StarPoint Units; (x) certain matters relating to the specific powers and authorities as set forth in the StarPoint Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to StarPoint Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of StarPoint; and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for StarPoint.

The Administrator owns all of the issued and outstanding shares of Trend, and directly and indirectly owns all of the partnership interests in the Partnership.

StarPoint owns all of the issued and outstanding shares of ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the StarPoint Exchangeable Shares.

Subtrust is an unincorporated trust established on January 27, 2005 under the laws of the Province of Alberta pursuant to a trust indenture between the Administrator and 1149708 Alberta Ltd. 1149708 Alberta Ltd., a wholly-owned subsidiary of the Administrator incorporated under the ABCA, is the trustee of Subtrust. StarPoint is the sole beneficiary of Subtrust. The business of Subtrust is acquiring, developing, exploiting, owning and disposing of oil and natural gas properties.

The following diagram shows the simplified structure of StarPoint as at the date hereof:


STARPOINT UNITHOLDERS
STARPOINT EXCHANGEABLE SHAREHOLDERS
STARPOINT UNITS
EXCHANGE RIGHTS
STARPOINT
100%
EXCHANGECO
STARPOINT EXCHANGEABLE SHARES
100%
100%
SUBTRUST
STARPOINT ADMINISTRATOR
ADMINISTRATOR NOTES
97%
100%
NPI
TREND
3%
PARTNERSHIP

Business of StarPoint and the Administrator

Prior to the StarPoint, Mission and E3 Arrangement, each of StarPoint Energy and E3 were oil and natural gas exploration and production companies whose common shares were listed on the TSX. As part of the StarPoint, Mission and E3 Arrangement, StarPoint Energy and E3 amalgamated with StarPoint Acquisition Ltd. to become the Administrator. StarPoint owns all of the issued and outstanding common shares of the Administrator. The StarPoint, Mission and E3 Arrangement is described further under the heading "The StarPoint, Mission and E3 Arrangement".

The Administrator directly or indirectly holds all of the assets held by StarPoint Energy and E3 prior to the StarPoint, Mission and E3 Arrangement, other than those assets transferred to Mission as part of the StarPoint, Mission and E3 Arrangement. The Administrator has retained all of the liabilities of StarPoint Energy and E3, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by StarPoint Energy and E3 prior to the StarPoint, Mission and E3 Arrangement becoming effective.

StarPoint's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute approximately 75% - 85% of its available cash flow (at current commodity prices) to StarPoint Unitholders in monthly distributions. StarPoint pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of Southern Saskatchewan, Central Alberta and the plains area of Northeastern British Columbia.

Distributions

The StarPoint Trustee may declare payable to the StarPoint Unitholders all or any part of the net income of StarPoint. It is currently anticipated that the only income to be received by StarPoint will be from the interest received on the principal amount of the Administrator Notes, income under the NPI Agreement and income received from Subtrust. In addition, StarPoint Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to StarPoint before the maturity of the Administrator Notes.

StarPoint may make monthly cash distributions to StarPoint Unitholders of its income and amounts representing the repayment of principal on the Administrator Notes, after expenses and any cash redemptions of StarPoint Units. It is expected that cash distributions will be made on the 15th day of each month to StarPoint Unitholders of record on the immediately preceding distribution record date. See below under the heading "Record of Cash Distributions".

THE STARPOINT, MISSION AND E3 ARRANGEMENT

StarPoint was formed on December 6, 2004 and commenced operations on January 7, 2005 as a result of the completion of the StarPoint, Mission and E3 Arrangement. The StarPoint, Mission and E3 Arrangement was conducted for the purposes of reorganizing the businesses of StarPoint Energy and E3 into two new entities; namely, StarPoint and Mission. Prior to the StarPoint, Mission and E3 Arrangement, each of StarPoint Energy and E3 were oil and natural gas exploration and production companies whose common shares were listed on the TSX.

The StarPoint, Mission and E3 Arrangement had many steps, but the net effect of the StarPoint, Mission and E3 Arrangement was as follows:

- the holders of common shares of StarPoint Energy exchanged each share they owned for:
  - 0.25 of a StarPoint Unit or, at the election of the holder, 0.25 of an Exchangeable Share;

  and

  - 0.1111 of a common share of Mission.
- the holders of common shares of E3 exchanged each share they owned for:
  - 0.11 of a StarPoint Unit or, at the election of the holder, 0.11 of an Exchangeable Share;

  and

  - 0.0488 of a common share of Mission.
- certain exploration assets and undeveloped lands held by StarPoint Energy prior to the StarPoint, Mission and E3 Arrangement were transferred to Mission.

- StarPoint Energy and E3 amalgamated with StarPoint Acquisition Ltd. to become the Administrator, a wholly-owned subsidiary of StarPoint.

As a result of the StarPoint, Mission and E3 Arrangement and the exercise of options to acquire StarPoint Units issued under the StarPoint, Mission and E3 Arrangement in exchange for the outstanding options to acquire common shares of StarPoint Energy and E3, a total of 22,151,846 StarPoint Units and 3,494,595 Exchangeable Shares were issued to the former holders of StarPoint Energy and E3 common shares.

The audited comparative consolidated financial statements of StarPoint as at and for the year ended December 31, 2004 have been incorporated by reference into this Appendix "B". Schedule "A" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains the audited comparative financial statements of E3 as at and for the years ended December 31, 2004 and 2003.

SIGNIFICANT ACQUISITIONS BY STARPOINT AND STARPOINT ENERGY

Acquisition of Upton

On January 27, 2004, StarPoint Energy completed the acquisition of Upton Resources Inc. ("Upton") pursuant to a plan of arrangement under the provisions of *The Business Corporations Act* (Saskatchewan). Under the arrangement, StarPoint Energy acquired all of the issued and outstanding common shares of Upton in exchange for a total of approximately 23,700,625 common shares of StarPoint Energy. The acquisition increased StarPoint Energy's production by an estimated 5,000 BOE/d and added an estimated 12,775 MBOE in Proved plus Probable reserves of light oil and natural gas, focused mainly in southeast Saskatchewan and North Dakota.

Schedule "B" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains the audited consolidated financial statements of Upton as at and for the year ended December 31, 2003.

Acquisition of Selkirk

On January 28, 2005, the Administrator acquired all of the issued and outstanding shares of four private corporations for aggregate net cash consideration of $63.1 million. Together, the private corporations owned 100% of the interests in Selkirk, a general partnership formed under the laws of the Province of Alberta. Selkirk was subsequently reorganized such that it was dissolved and Subtrust now holds all of the assets and liabilities of Selkirk.

StarPoint financed the acquisition of Selkirk through borrowings under its demand revolving operating credit facility with Bank of Montreal and an equity bridge loan with Bank of Montreal. On February 10, 2005, StarPoint completed an offering of 3,760,000 StarPoint Units at a price of $18.00 per StarPoint Unit for net proceeds of $64,296,000. The net proceeds were used to pay down the amounts owing under the equity bridge loan and to reduce indebtedness under the credit facility.

A description of the properties held by Selkirk is provided in the StarPoint AIF under the heading "Oil and Gas Properties – Selkirk Properties". A description of the oil and natural gas reserves attributable to those properties is provided in the StarPoint AIF under the heading "Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue". The StarPoint AIF is incorporated by reference into this Appendix "B".

Schedule "C" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains audited financial statements for Selkirk and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004.

RECENT DEVELOPMENTS

Unitholder Limited Liability Legislation

On July 1, 2004 the *Income Trusts Liability Act* (Alberta) came into force, creating a statutory limitation on the liability of unitholders of Alberta income trusts such as StarPoint. The legislation provides that a unitholder will not

be, as a beneficiary, liable for any act, default, obligation or liability of the trust that arises after July 1, 2004. For additional information, see "Risk Factors – Unitholder Limited Liability" in the StarPoint AIF.

DRIP Plan

StarPoint has implemented a premium distribution, distribution reinvestment and optional StarPoint Unit purchase plan (the "DRIP Plan") for eligible StarPoint Unitholders. The DRIP Plan provides StarPoint Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional StarPoint Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan includes a feature which allows eligible StarPoint Unitholders to elect to have these additional StarPoint Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such StarPoint Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating StarPoint Unitholders to purchase additional StarPoint Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a StarPoint Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding StarPoint Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of StarPoint Units under the DRIP Plan, but StarPoint Unitholders should make inquiries with their broker, investment dealer or financial institution through which their StarPoint Units are held as to any policies of such party that would result in any fees or commissions being payable.

Financings

On February 10, 2005, StarPoint completed an offering of 3,760,000 StarPoint Units at a price of $18.00 per StarPoint Unit for net proceeds of $64,296,000. StarPoint is also conducting the StarPoint Prospectus Offering. See the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", for further information concerning the StarPoint Prospectus Offering.

Potential Acquisitions

StarPoint continues to evaluate potential acquisitions of all types of petroleum and natural gas assets as part of its ongoing acquisition program. StarPoint is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. As of the date hereof, StarPoint has not reached agreement on the price or terms of any potential material acquisitions, other than the EnCana Acquisition and the Merger. StarPoint cannot predict whether any current or future opportunities will result in one or more acquisitions for StarPoint.

THE ENCANA ACQUISITION

On May 9, 2005, Subtrust and 1167639 entered into the EnCana Agreement with EnCana and 1148607. The EnCana Agreement provides for the acquisition (referred to herein as the EnCana Acquisition) by Subtrust and 1167639 of all of the interests of 1148607 Alberta Partnership, an Alberta general partnership which holds the EnCana Assets, for aggregate cash consideration of $403,500,000, subject to adjustments.

Under the EnCana Agreement, conditions to closing of the EnCana Acquisition include the continued accuracy of representations and warranties, the due performance of all covenants, the receipt of necessary approvals under the Competition Act and the absence of any substantial unrepaired damage or physical alteration of the tangibles included in the EnCana Assets occurring prior to closing which would materially and adversely affect the value of the EnCana Assets. Closing of the EnCana Acquisition is expected to occur on or about June 30, 2005, with an effective date of May 1, 2005.

Subtrust and 1167639 have paid a deposit of $20,175,000 (the "Deposit") to EnCana under the EnCana Agreement. The Deposit will be credited against the purchase price in the event the EnCana Acquisition is completed. If the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, EnCana will be entitled to retain the Deposit, plus interest, as liquidated damages. In all other cases, if the EnCana Acquisition does not occur, the Deposit and interest accrued thereon will be refunded.

In addition to forfeiting the Deposit, if the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, the EnCana Agreement requires Subtrust and 1167639 to pay EnCana a break fee of $20,175,000 as liquidated damages.

A description of the EnCana Assets and the oil and natural gas reserves attributable thereto is provided in the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", under the heading "Information Concerning the EnCana Assets".

Schedule "E" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains an audited Statement of Net Operating Revenue concerning the EnCana Assets for the years ended December 31, 2004, 2003 and 2002 and an unaudited Statement of Net Operating Revenue concerning the EnCana Assets for the three month period ended March 31, 2005.

THE MERGER

On April 13, 2005, StarPoint and APF Trust jointly announced that they had entered into the Combination Agreement. The Combination Agreement provides for the Merger. The Combination Agreement and the Merger are described in detail in the main body of the Information Circular.

DESCRIPTION OF STARPOINT UNITS

An unlimited number of StarPoint Units may be created and issued pursuant to the StarPoint Indenture. Each StarPoint Unit entitles the holder thereof to one vote at any meeting of StarPoint Unitholders and represents an equal fractional undivided beneficial interest in any distribution from StarPoint (whether of net income, net realized capital gains or other amounts) and in any net assets of StarPoint in the event of termination or winding-up of StarPoint. All StarPoint Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each StarPoint Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require StarPoint to redeem any or all of StarPoint Units held by such holder and to one vote at all meetings of StarPoint Unitholders for each StarPoint Unit held.

The StarPoint Indenture provides that StarPoint Units, including rights, warrants, special warrants or other securities to purchase, to convert into or to exchange into StarPoint Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the StarPoint Trustee, on the recommendation of the Board of Directors, may determine. The StarPoint Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of StarPoint, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Administrator may determine.

For additional information respecting StarPoint Units, including information respecting StarPoint Unitholders' limited liability, the terms of the Special Voting Units and Exchangeable Shares, restrictions on non-resident StarPoint Unitholders, the redemption right attached to StarPoint Units, meetings of StarPoint Unitholders and amendments to StarPoint Indenture, see under the headings "Additional Information Concerning the Trust", "The Administrator Share Capital" and "Voting Exchange and Trust Agreement" in the StarPoint AIF, which is incorporated by reference herein.

StarPoint Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Administrator or StarPoint. As holders of StarPoint Units, StarPoint Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of StarPoint Units will be sensitive to, among other things, the anticipated distributable income from StarPoint and the ability of the Administrator to effect long term growth in the value of StarPoint, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of StarPoint to maintain and grow production. Changes in market conditions may adversely affect the trading price of StarPoint Units. See "Risk Factors".

StarPoint Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, StarPoint is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

PRICE RANGE AND TRADING VOLUME OF UNITS

StarPoint Units have been listed and posted for trading on the TSX under the trading symbol "SPN.UN" since January 14, 2005. The following table sets forth the reported market price ranges and the trading volumes for StarPoint Units for the periods indicated, as reported by the TSX.

	Price Range ($)		
Period	High	Low	Trading Volume
January 14 to 31, 2005	$19.25	$18.22	6,530,482
February, 2005	$20.99	$18.55	6,436,468
March, 2005	$21.49	$20.65	4,206,861
April, 2005	$20.50	$20.20	4,435,841
May 1 to 19, 2005	$18.65	$17.65	3,806,963

On April 12, 2005, being the last day on which StarPoint Units traded prior to the public announcement of the Merger, the closing price of StarPoint Units on the TSX was $19.40. On May 19, 2005, being the last day on which StarPoint Units traded prior to the date of the Information Circular, the closing price of StarPoint Units on the TSX was $17.85.

RECORD OF CASH DISTRIBUTIONS

StarPoint may make monthly cash distributions to StarPoint Unitholders of its income and amounts representing the repayment of principal on the Administrator Notes, after expenses and any cash redemptions of StarPoint Units. It is expected that cash distributions will be made on the 15th day of each month to StarPoint Unitholders of record on the immediately preceding distribution record date. The following table summarizes cash distributions made or declared by StarPoint to the StarPoint Unitholders since its inception. **Distributions are not guaranteed. See "Risk Factors".**

Record Date	Payment Date	Distribution per StarPoint Unit
January 31, 2005	February 15, 2005	$0.20
February 22, 2005	March 15, 2005	$0.20
March 22, 2005	April 15, 2005	$0.20
April 22, 2005	May 16, 2005	$0.20
May 24, 2005	June 15, 2005	$0.20

RISK FACTORS

An investment in the StarPoint Units is subject to certain risks. Investors should carefully consider the risks factors described under the heading "Risk Factors" in the StarPoint AIF. In addition to the risk factors set out in the StarPoint AIF, investors should consider the following additional risk factors:

Possible Failure to Complete the EnCana Acquisition or the Merger

Both the EnCana Acquisition and Merger are subject to normal commercial risks that the transactions may not be completed on the terms negotiated or at all. The Merger is subject to necessary court and regulatory approvals and

the approval of the unitholders of APF, all of which are beyond the control of StarPoint. If closing of either the EnCana Acquisition or the Merger does not take place as contemplated, StarPoint could suffer adverse consequences, including the forfeiture of deposits, the payment of break fees or the loss of investor confidence.

Possible Failure to Realize Anticipated Benefits of the EnCana Acquisition and the Merger

StarPoint is proposing to complete the EnCana Acquisition and the Merger to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and future acquisitions StarPoint may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as StarPoint's and the Administrator's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of StarPoint. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect StarPoint's ability to achieve the anticipated benefits of these and future acquisitions.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to StarPoint to which StarPoint or the Administrator is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to StarPoint or the Administrator to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of StarPoint are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for StarPoint Units is Olympia Trust Company at its principal offices in Calgary, Alberta and at the principal offices of its agent in Toronto, Ontario.

APPENDIX "C"

INFORMATION RELATING TO APF ENERGY TRUST

General

Information with respect to APF Trust and its business, operations and affairs are included in the following (which are incorporated by reference and form an integral part of this Information Circular):

1. the APF AIF;
2. APF's Management's Discussion and Analysis for the period ended December 31, 2004, as included in the APF AIF;
3. APF Trust's audited consolidated financial statements and notes thereto as at and for the periods ended December 31, 2004 and 2003 and the auditors' report thereon;
4. APF Trust's unaudited interim consolidated financial statements as at and for the three months ended March 31, 2005 in APF Trust's interim report for the three months ended March 31, 2005;
5. management's discussion and analysis for the three months ended March 31, 2005 contained in APF Trust's interim report for the three months ended March 31, 2005;
6. the Business Acquisition Report relating to the acquisition by APF Inc. of Great Northern, including the unaudited pro-forma consolidated financial statements of the Trust for the year ended December 31, 2003 in Schedule A thereto and the audited annual consolidated financial statements of Great Northern for the years ended December 31, 2003 and December 31, 2002 and the unaudited consolidated interim financial statements of Great Northern for the three months ended March 31, 2004 and March 31, 2003 attached as Schedules B and C respectively thereto, but excluding the unaudited pro-forma consolidated financial statements of the Trust as at and for the three months ended March 31, 2004 in Schedule A thereto;
7. APF Trust's information circular ("**Circular**") and proxy statement dated March 11, 2005 for the annual general meeting of APF Unitholders held on May 4, 2005; and
8. Material Change Report dated April 22, 2005 respecting the execution of the combination Agreement by the StarPoint Parties and the APF Parties.

Copies of the documents incorporated by reference in this Information Circular are available through the internet on APF Trust's issuer profile at www.sedar.com or may be obtained on request and without charge from the Corporate Secretary of APF Inc. at Suite 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000.

Any document of the type referred to in the preceding paragraph, including any interim financial statements or material change reports (excluding confidential reports), which APF Trust files with a securities commission or other similar authority in Canada after the date of this Information Circular and prior to the termination of this distribution will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. The modifying or superseding statement does not have to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in

which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Record of Cash Distributions

APF Trust makes pro rata cash distributions to APF Unitholders on a monthly basis. Distributions are generally announced via news release during the third week of the month and APF Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the APF Trustee to the APF Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day.

The following per APF Unit cash distributions have been received by APF Unitholders during the periods indicated:

	Trust Unit Cash Distributions
1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002	$1.800
2003	$2.180
2004	
January	$0.175
February	$0.175
March	$0.175
April	$0.175
May	$0.175
June	$0.175
July	$0.160
August	$0.160
September	$0.160
October	$0.160
November	$0.160
December	$0.160
	$2.010
2005	
January	$0.160
February	$0.160
March	$0.160
April	$0.160
May	$0.160
	$0.800
Grand Total	$16.640

Notes:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

(2) APF Trust announced on May 19, 2005 a distribution of $0.16 payable to APF Unitholders on June 15, 2005.

The historical distribution payments described above may not be reflective of future distribution payments. The actual amount that is distributed to APF Unitholders is determined by APF Inc., taking into account the prevailing circumstances at the relevant time, including both current and anticipated commodity prices, debt repayments and capital expenditure requirements.

Price Range and Trading Volume of APF Units and APF Debentures

The outstanding APF Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The APF Debentures are listed and posted for trading on the TSX under the trading symbol "AY.DB". The following table sets forth the high and low trading prices and the aggregate volume of trading of the APF Units and APF Debentures as reported by the TSX for the periods indicated.

	Unit Price Range			APF Debentures Price Range		
	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2004						
January	12.63	11.63	5,343,437	111.50	109.01	9,350
February	12.16	10.32	5,575,523	110.25	108.50	3,920
March	12.33	11.70	5,386,239	112.00	110.25	5,990
April	12.37	12.00	5,326,206	111.51	108.50	5,070
May	12.29	11.61	5,819,403	109.25	104.49	20,100
June	12.06	11.18	7,451,375	108.75	106.00	11,730
July	11.75	11.25	5,711,015	109.00	106.15	3,220
August	11.76	11.24	7,022,767	108.65	105.00	4,370
September	12.14	11.24	8,491,688	110.00	105.55	144,270
October	12.47	11.75	10,037,047	118.70	108.50	6,520
November	12.15	11.31	6,774,158	115.00	108.50	1,270
December	12.10	11.42	4,404,737	111.00	110.00	92,920
2005						
January	11.99	11.58	5,459,925	111.75	110.00	53,200
February	11.91	11.68	7,272,802	111.30	108.01	3,360
March	12.33	11.46	10,529,117	113.06	107.06	8,630
April	12.75	11.72	10,911,545	113.06	107.08	7,680
May 1 to 19	12.44	11.85	4,719,336	110.80	107.06	2,070

On April 12, 2005, the last trading day prior to the announcement of the Arrangement and the Merger, the closing price of the APF Units on the TSX was $11.81. On May 19, 2005, the closing price of the APF Units on the TSX was $11.98.

Consolidated Capitalization of APF Trust

The following table sets forth the consolidated capitalization of APF Trust as at December 31, 2004 and as at March 31, 2005:

	Authorized	As at December 31, 2004	As at March 31, 2005 (unaudited)
		(in the table, other than the Notes, 000s)	
Bank Debt[1]	$225,000	$169,000	$183,000
APF Debentures[2]	$50,000	$48,566	$48,561
Trust Units[3]	500,000	$610,194 (58,845 Trust Units)	$622,274 (59,944 Trust Units)
Special Voting Units[4]	unlimited	nil	nil

Notes:

(1) As of the date hereof, APF Inc. has a syndicated credit facility to a maximum of $225,000,000. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.00% to 2.25%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.00% to 2.25%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.00% to 2.25%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of the Trust, APF Inc. and APF LP on a consolidated basis. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit

facility is secured by a $300,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Inc. and a floating charge on all of the other property of APF Inc. and a general assignment of book debts from APF Inc. registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF LP, its general partner, 990009 Alberta Inc., APF Trust and APF Acquisition Trust, together with a $300,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF LP and its general partner and a pledge of all of the limited partnership units of APF LP held by APF Acquisition Trust. As well, all amounts owing by APF Inc. and APF LP to APF Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility.

(2) The Trust issued the APF Debentures at a price of $1,000 per debenture on July 3, 2003. The APF Debentures bear interest at an annual rate of APF payable semi annually on January 31 and July 31 in each year commencing January 31, 2004. The APF Debentures are redeemable by APF Trust at a price of $1,050 if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of $1,025 if redeemed on or after July 31, 2007 and before maturity, in each case together with accrued and unpaid interest. The APF Debentures are convertible into APF Units at the option of the holder at any time prior to the close of business on the earlier of maturity and the business day preceding the date specified by APF Trust for redemption of the APF Debentures, at a conversion price of $11.25 per Trust Unit. APF Trust may elect, from time to time, to satisfy its obligation to pay interest on the APF Debentures, by delivering sufficient APF Units to the debenture trustee for sale in order to satisfy the cash interest payment to holders. APF Trust may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of APF Units at a deemed price of 95% of the weighted average trading price of the APF Units preceding the redemption or maturity date.

(3) In addition, at the date hereof 33,935 APF Units are reserved for issuance on exercise of options to purchase APF Units granted to directors, officers and employees of APF Inc. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "**Incentive Plan**"), approved by APF Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference herein. See "Documents Incorporated by Reference". As at the date hereof 1,955,203 rights have been issued under the Incentive Plan.

(4) See "Securities of the Trust" in the APF AIF for a description of the Special Voting Units.

APPENDIX "D"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF STARPOINT AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF APF TRUST



KPMG LLP
Chartered Accountants
200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
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COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustee of StarPoint Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust as at March 31, 2005 and the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the columns captioned "StarPoint Energy Trust" to the unaudited interim consolidated financial statements of StarPoint Energy Trust as at March 31, 2005 and for the three months then ended and found them to be in agreement.
2. Compared the figures in the column captioned "StarPoint Energy Ltd" to the audited consolidated financial statements of StarPoint Energy Ltd. for the year ended December 31, 2004 and found them to be in agreement.
3. Compared the figures in the columns captioned "APF Pro Forma Total" to the unaudited pro forma consolidated financial statements of APF Energy Trust as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found them to be in agreement.
4. Compared the figures in the column captioned "E3 Energy Inc." to the audited consolidated financial statements of E3 Energy Inc. for the year ended December 31, 2004 and found them to be in agreement.
5. Compared the figures in the columns captioned "Encana Assets" to the unaudited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the three months ended March 31, 2005 and to the audited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the year ended December 31, 2004 and found them to be in agreement.
6. Made enquires of certain officials of StarPoint Energy Trust who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.



7. Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "StarPoint Energy Trust", "StarPoint Energy Ltd.","E3 Energy Inc.", "Encana Assets", and "APF Pro Forma Total", as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found the amounts in the columns captioned "StarPoint Trust Pro Forma Total" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
May 19, 2005

STARPOINT ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at March 31, 2005
(Unaudited)
(Thousands of dollars)

	StarPoint Energy Trust	APF Pro Forma Total	Pro Forma Adjustments APF		Pro Forma Adjustments Encana Assets		StarPoint Trust Pro Forma Total
Assets							
Current assets:							
Cash and cash equivalents	$ –	$ 1,299	$ (1,299)	(2e)	$ –		$ –
Accounts receivable and other	44,411	52,064	–		–		96,475
	44,411	53,363	(1,299)		–		96,475
Deferred financing costs	–	–	–		2,400	(2d)	2,400
Asset retirement fund	–	3,475	–		–		3,475
Property and equipment	353,572	643,931	(643,931) 731,412	(2c) (2c)	390,700	(2c)	1,475,684
Goodwill	121,760	118,478	(118,478) 340,652	(2c) (2c)	17,782	(2c)	480,194
	$ 519,743	$ 819,247	$ 308,356		$ 410,882		$ 2,058,228
Current Liabilities and Unitholders' Equity							
Current liabilities:							
Accounts payable and accrued liabilities	$ 35,908	$ 76,691	$ 21,028	(2c)	$ –		$ 133,627
Bank loan	98,611	–	7,000 (1,299) 158,545	(2d) (2e) (2e)	392,000 (57,600) (280,190)	(2c) (2d) (2d)	317,067
	134,519	76,691	185,274		54,210		450,694
Convertible debentures	–	–	–		45,400	(2d,f)	45,400
Long-term debt	–	158,545	(158,545)	(2e)	–		–
Derivative liability	–	1,304	–		–		1,304
Asset retirement obligation	16,804	30,727			16,482	(2c,g)	64,013
Future tax liability	54,574	80,847	–		–		135,421
Non Controlling interest	4,489	–	–		–		4,489
Unitholders' Equity							
Unitholders capital	314,364	651,529	(651,529) 759,760 (7,000)	(2c) (2c) (2d)	295,200 (15,010)	(2d) (2d)	1,347,314
Convertible debentures	–	–	–		14,600	(2f)	14,600
Contributed surplus	1,333	–	–		–		1,333
Accumulated distributions	(15,118)	(304,887)	304,887	(2c)	–		(15,118)
Accumulated earnings	8,778	124,491	(124,491)	(2c)	–		8,778
	309,357	471,133	281,627		294,790		1,356,907
	$ 519,743	$ 819,247	$ 308,356		$ 410,882		$ 2,058,228

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Three months ended March 31, 2005
(Unaudited)

(Thousands of dollars except per unit amounts)

	Starpoint Energy Trust	Pro Forma Adjustments Selkirk Energy Partnership	APF Pro Forma Total	Encana Assets	Pro Forma Adjustments	StarPoint Trust Pro Forma Total
		(note 3e)				
Revenue						
Oil and gas sales	$ 35,873	$ 1,390	$ 47,933	$ 25,596	$ –	$ 110,792
Royalties expense, net of ARTC	(7,799)	(353)	(12,843)	(1,163)	–	(22,158)
	28,074	1,037	35,090	24,433	–	88,634
Expenses:						
Operating and transportation	5,332	199	15,765	4,543	–	25,839
General and administrative	828	1,002	3,528	–	–	5,358
Plan of arrangement costs	3,357	–	–	–	–	3,357
Depletion, depreciation and accretion	15,077	534	24,922	–	15,361 (3b)	55,894
Unit based compensation	1,333	–	277	–	–	1,610
Accretion of equity, component of debentures	–	–	–	–	181 (3a)	181
Interest and bank charges	1,094	(7)	1,535	–	975 (3a) 993 (3a)	4,590
	27,021	1,728	46,027	4,543	17,510	96,829
Income (loss) before income taxes	1,053	(691)	(10,937)	19,890	(17,510)	(8,195)
Income taxes:						
Capital	874	–	702	–	(641) (3c)	935
Future income taxes (recovery)	(3,092)	–	(9,664)	–	(649) (3c)	(13,405)
	(2,218)		(8,962)	–	(1,290)	(12,470)
Non Controlling interest	347	–	–	–	–	347
Net income (loss)	$ 2,924	$ (691)	$ (1,975)	$ 19,890	$ (16,220)	$ 3,928

Net income per unit and exchangeable share (note 3f):	
Basic	$ 0.05
Diluted	$ 0.05

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004
(Unaudited)

(Thousands of dollars except per unit amounts)

			Pro Forma Adjustments								
	Starpoint Energy Ltd.	E3 Energy Inc.	Selkirk Energy Partnership	Upton Resources Ltd.	Mission Assets	Adjustments	Pro Forma Sub Total	APF Pro Forma Total	Encana Assets	Pro Forma Adjustments	Starpoint Trust Pro Forma Total
			(note 4g)	(note 4f)	(note 4a)						
Revenue											
Oil and gas sales	$ 102,019	$ 17,344	$ 16,851	$ 5,439	$ (12,493)	$ –	$ 129,160	$ 255,791	$ 100,896	$ –	$ 485,847
Royalties expense, net of ARTC	(24,262)	(2,990)	(3,990)	(1,237)	3,178	–	(29,301)	(51,405)	(4,999)	-	(85,705)
Other	–	–	45	–	–	–	45	-	-	-	45
	77,757	14,354	12,906	4,202	(9,315)	–	99,904	204,386	95,897	-	400,187
Expenses:											
Operating and transportation	18,895	4,513	2,016	810	(3,075)	–	23,159	62,209	17,926	-	103,294
General and administrative	2,393	1,659	707	3,930			8,689	14,567	-	-	23,256
Stock based compensation	1,979	357	–			(357) (4e)	1,979	(415)	-	-	1,564
Depletion, depreciation and amortization	36,152	3,964	5,553	2,549	-	1,418 (4a,c)	49,636	93,490	-	42,213 (4c)	185,339
Accretion of ARO	685	104	23	-	–	(49) (4a,c)	763		-	989 (4c)	1,752
Accretion of equity component of debentures	-	-	-	-	-	-	-	-	-	733 (4b)	733
Interest and bank charges	2,252	286	-	155		(363) (4b) 500 (4b)	2,830	6,359	-	3,284 (4b) 3,900 (4b)	16,373
	62,356	10,883	8,299	7,444	(3,075)	1,149	87,056	176,210	17,926	51,119	332,311
Income (loss) before income taxes	15,401	3,471	4,607	(3,242)	(6,240)	(1,149)	12,848	28,176	77,971	(51,119)	67,876
Income taxes:											
Capital	2,916	12	-	-		274 (4d)	3,202	3,529	-	(3,071) (4d)	3,660
Future income taxes (recovery)	6,080	590	755	–	–	(3,158) (4d)	4,267	(26,156)	-	(2,638) (4d)	(24,527)
	8,996	602	755	(3,242)	–	(2,884)	7,469	(22,627)	-	(5,709)	(20,867)
Net income (loss)	$ 6,405	$ 2,869	$ 3,852	$ (3,242)	$ (6,240)	$ 1,735	$ 5,379	$ 50,803	$ 77,971	$ (45,410)	$ 88,743
Net income per unit and exchangeable share (note 4g):											
Basic											$ 1.02
Diluted											$ 1.02

See accompanying notes to pro forma consolidated financial statements.

(Tabular amounts in thousands of dollars)

1. Basis of presentation:

The accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust ("StarPoint") as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 (the "pro forma financial statements") have been prepared to reflect the following:

- The acquisition of all the issued and outstanding units of APF Energy Trust ("APF") for consideration totaling approximately $760 million through the issuance of 40,970,664 StarPoint units at an adjusted price of $18.54 per unit;
- The acquisition of the Encana Assets ("Encana Assets") for cash consideration of approximately $392 million;
- The issuance of $60,000,000 convertible debentures at a coupon rate of 6.5 % per annum and a conversion price of $19.75 per StarPoint unit; and
- The issuance of 16,400,000 StarPoint units at $18 per unit for gross proceeds totaling $295.2 million.

The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the following:

1) StarPoint's unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended;
2) StarPoint Energy Ltd.'s audited consolidated financial statements as at December 31, 2004 and for the year then ended;
3) E3 Energy Inc.'s ("E3") audited consolidated financial statements as at December 31, 2004 and for the year then ended;
4) The unaudited statement of net operating revenues of the Mission Assets for the nine months ended September 30, 2004. These amounts have been adjusted to incorporate the period from October 1, 2004 to December 31, 2004;
5) the unaudited interim consolidated financial statements of the Selkirk Energy Group ("Selkirk") as at October 31, 2004 and for the nine months then ended. These amounts have been adjusted in the pro forma consolidated statement of operations for the year ended December 31, 2004 to include the operations of Selkirk for the period from January 1, 2004 to January 31, 2004 and November 1, 2004 to December 31, 2004. Further, as StarPoint acquired Selkirk on January 28, 2005, the pro forma consolidated statement of operations for the three months ended March 31, 2005 has been adjusted to include the operations of Selkirk for the period from January 1, 2005 to January 27, 2005;

(Tabular amounts in thousands of dollars)

1. **Basis of presentation (continued):**

6) APF's unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended and audited consolidated financial statements as at December 31, 2004 and for the year then ended;

7) The unaudited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the three months ended March 31, 2005 and the audited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the year ended December 31, 2004;

8) The audited consolidated financial statements of Upton Resources Ltd. as at December 31, 2003 and for the year then ended. As StarPoint acquired Upton on January 24, 2004 the pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to include the operations of Upton Resources Inc. for the period from January 1, 2004 to January 23, 2004;

9) The unaudited pro forma consolidated financial statements of APF as at March 31, 2005 and for the three months then ended and the year ended December 31, 2004; and

10) The audited financial statement of StarPoint Energy Trust as at December 31, 2004.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred on March 31, 2005. The unaudited pro forma consolidated statements of operations give effect to the transactions and assumptions in notes 2, 3 and 4 as if they had occurred on January 1, 2004. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combining of the operations of StarPoint and the acquired entities.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in StarPoint's unaudited consolidated financial statements as at March 31, 2005 and for the three months then ended and StarPoint Energy Ltd.'s audited consolidated financial statements as at December 31, 2004 and for the year then ended.

In the opinion of management of StarPoint, the pro forma financial statements include all of the necessary adjustments for the fair presentation of StarPoint.

(Tabular amounts in thousands of dollars)

2. Balance Sheet Adjustments (March 31, 2005):

The unaudited consolidated balance sheet as at March 31, 2005 gives effect to the following assumptions and adjustments as if they occurred on March 31, 2005:

(a) On April 13, 2005 StarPoint entered into an agreement to acquire all the issued and outstanding units of APF. For purposes of the purchase price determination, StarPoint has used an adjusted unit price of $18.54 per StarPoint unit and has assumed that 40,970,664 StarPoint units will be issued. StarPoint will be deemed to be the acquirer of APF and will account for the acquisition using the purchase method of accounting.

The pro forma consolidated balance sheet includes $21,028,000 in costs to be incurred by APF for required severance and other assumed liabilities. In addition, StarPoint has assumed $7,000,000 in unit issue costs relating to the issuance of the 40,970,664 StarPoint units to APF unitholders.

(b) On May 9, 2005 StarPoint entered into an agreement to acquire the Encana Assets for gross proceeds totaling 295.2 million.

(c) The purchase price allocations relating to the APF and Encana Assets acquisitions are as follows:

	APF	Encana Assets
Cost of acquisition:		
Cash	$ –	$ 392,000
Units issued	759,760	–
	$ 759,760	$ 392,000
Allocated:		
Property and equipment	$ 731,412	$ 390,700
Goodwill	340,652	17,782
Working capital (including severance and other assumed liabilities totaling approximately $21,028,000)	(44,356)	–
Derivative liability	(1,304)	–
Long-term debt	(158,545)	–
Asset retirement fund	3,475	–
Asset retirement obligation	(30,727)	(16,482)
Future income taxes	(80,847)	–
	$ 759,760	$ 392,000

(Tabular amounts in thousands of dollars)

---

2. Balance Sheet Adjustments (March 31, 2005) (continued):

The allocation of the purchase price to the assets and liabilities will be finalized once the fair values of the assets and liabilities are determined. Accordingly, the above allocations may change.

(d) The bank loan and unitholders' capital has been adjusted to reflect the following:

(i) net proceeds totaling $280,190,000 ($295,200,000 less issue costs of $15,010,000) on the issue of 16,400,000 StarPoint units pursuant to an underwriting agreement dated May 9, 2005;

(ii) $7,000,000 of unit issue costs on the acquisition of APF;

(iii) proceeds of $57,600,000 ($60,000,000 less deferred financing costs of $2,400,000) on the issue of the convertible debentures pursuant to the agreement dated May 09, 2005; and

(e) The bank loan has been adjusted to reflect the repayment of APF long term debt of $158,545,000 and the reclassification of the APF cash balance of $1,299,000.

(f) Unitholders' capital and the convertible debenture balance have been adjusted by $14,600,000 to reflect the fair value of the conversion feature relating to the issue of $60,000,000 of convertible debentures.

(g) The asset retirement obligation for StarPoint has been measured based on the assumptions and terms consistent with those used by StarPoint. The liability was estimated based on the net ownership of all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

3. Statement of Operations Adjustments (Three Months Ended March 31, 2005):

The unaudited consolidated pro forma statement of operations for the three months ended March 31, 2005 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2004:

(a) Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk and the Encana Assets and the interest on the issuance of the convertible debentures less the proceeds received from the exercise of options, equity issues and the convertible debenture issue. Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(b) Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for the acquisitions of APF and the Encana Assets.

(c) Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions of APF and the Encana Assets.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure. The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(Tabular amounts in thousands of dollars)

3. Statement of Operations Adjustments (Three Months Ended March 31, 2005) (continued):

(d) No new options are assumed to be issued in the period.

(e) StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations for the three months ended March 31, 2005 incorporate the pre-acquisition period from January 1, 2005 to January 27, 2005 in relation to the Selkirk acquisition. These adjustments have been made based on the unaudited results for this period.

(f) The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted as follows:

	Three months ended March 31,2005
Weighted average StarPoint units and exchangeable shares	29,535,473
Issued on acquisition of APF	40,970,664
Equity issue	16,400,000
Weighted average StarPoint units and exchangeable shares	86,906,137
Allocated as follows:	
StarPoint units	84,779,909
Exchangeable shares	2,126,228

(Tabular amounts in thousands of dollars)

---

4. Statement of Operations Adjustments (Year ended December 31, 2004):

The unaudited consolidated pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2004:

(a) On November 26, 2004, StarPoint, E3, StarPoint Energy Trust, Mission Oil & Gas Inc. ("Mission"), StarPoint Acquisition Ltd. and StarPoint Exchangeco Ltd. entered into the Arrangement which became effective on January 7, 2005. Under the Arrangement:

(i) StarPoint Energy Ltd. issued 14,258,946 common shares at an adjusted purchase price of $4.32 per share to the shareholders of E3;

(ii) virtually all of StarPoint's and E3's existing producing oil and gas assets were transferred to the benefit of StarPoint Energy Trust; and

(iii) certain exploration assets, undeveloped lands and limited producing oil and natural gas assets (the "Mission Assets") held by StarPoint were transferred to Mission.

StarPoint was deemed the acquirer of E3 and consequently accounted for the acquisition using the purchase method of accounting. The revenue, royalties and operating expenses related to the Mission Assets have been deducted from the unaudited pro forma consolidated statement of operations of StarPoint for the year ended December 31, 2004 and related adjustments have been made to depletion, depreciation and accretion and income taxes. The properties comprising the Mission Assets were acquired by StarPoint or its subsidiary companies at various points in time. The pro forma consolidated statement of operations has been adjusted only for the revenues and related expenditures incurred after the properties were acquired by StarPoint.

(b) Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk and the Encana Assets and the interest on the convertible debentures less the proceeds received from the exercise of options, the equity issues and convertible debenture issue. Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(c) Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for all acquisitions.

As at March 31, 2005 and for the three months then ended and the year ended December 31, 2004 (Unaudited)

(Tabular amounts in thousands of dollars)

4. Statement of Operations Adjustments (Year ended December 31, 2004)(Continued):

(d) Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure. The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(e) No new options are assumed to be issued in the period.

(f) StarPoint acquired Upton Resources Inc. on January 24, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Upton Resources inc. for the pre-acquisition period from January 1, 2004 to January 23, 2004.

(g) StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Selkirk for the year ended December 31, 2004.

(h) The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted for the following:

	Year ended December 31, 2004
StarPoint Energy Ltd. pro forma weighted average shares outstanding	79,642,000
Issued on acquisition of E3	14,258,946
	93,900,946
StarPoint units and exchangeable shares outstanding after giving effect to the Arrangement	24,099,444
Options exercised	1,515,962
Equity issue	3,760,000
Issued on acquisition of APF	40,970,664
Equity issue	17,800,000
Weighted average StarPoint units and exchangeable shares	88,146,070
Allocated as follows:	
StarPoint units	84,651,475
Exchangeable shares	3,494,595

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005, as well as the consolidated statement of operations of APF Energy Trust (the "Trust") for the three month period ended March 31, 2005 and the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust" to the unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2005 or the audited consolidated financial statements for the year ended December 31, 2004, and found them to be in agreement.

2. Compared the figures in the column captioned "Great Northern Exploration Ltd." to the unaudited financial statements of the applicable entity for the five months ended May 31, 2004 and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Pro Forma APF Energy Trust", as at March 31, 2005, as well as the three month period ended March 31, 2005 and the year ended December 31, 2004 and found the amounts to be arithmetically correct.

PRICEWATERHOUSECOOPERS

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants
May 18, 2005
Calgary, Alberta

APF ENERGY TRUST

Pro Forma Consolidated Balance Sheet
As at March 31, 2005
(Unaudited)

($000s except for per unit amounts)	APF Energy Trust	Rockyview Adjustments (note 2)		Pro Forma APF Energy Trust
ASSETS				
Current assets				
Cash	1,299	-		1,299
Accounts receivable	45,321	-		45,321
Derivative asset	1,329	-		1,329
Other current assets	6,848	(1,434)	(d)	5,414
	54,797	(1,434)		53,363
Asset retirement fund	3,475	-		3,475
Goodwill	118,478	-		118,478
Property, plant and equipment	683,690	(39,759)	(a)	643,931
	860,440	(41,193)		819,247
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	48,712	-		48,712
Derivative liabilities	18,388	-		18,388
Distribution payable	9,591	-		9,591
	76,691	-		76,691
Future income taxes	76,819	4,028	(a)	80,847
Long-term debt	183,000	(24,455)	(c)	158,545
Convertible debentures	47,743	(47,743)	(d)	-
Asset retirement obligation	31,538	(811)	(a)	30,727
Derivative liabilities	1,304	-		1,304
	417,095	(68,981)		348,114
UNITHOLDERS' EQUITY				
Unitholders' investment account	622,274	(42,976)	(a)	651,529
		47,743	(d)	
		318	(c)	
		24,455	(c)	
		1,149	(d)	
		(1,434)	(d)	
Contributed surplus	318	242	(c)	-
		(560)	(c)	
Accumulated earnings	124,491	.		124,491
Accumulated distributions	(304,887)	-		(304,887)
Convertible debenture conversion feature	1,149	(1,149)	(d)	-
	443,345	27,788		471,133
	860,440	(41,193)		819,247

See accompanying notes to consolidated financial statements.

APF ENERGY TRUST

Pro Forma Consolidated Statement of Operations
For the period ended March 31, 2005
(unaudited)

($000s except for per unit amounts)	APF Energy Trust 3 months ended March 31, 2005	Rockyview Adjustments (note 4)		Pro Forma APF Energy Trust
REVENUE				
Oil and gas	73,191	(4,139)	(h)	69,052
Realized derivative loss - net	(2,735)	-		(2,735)
Unrealized derivative loss - net	(18,384)	-		(18,384)
Royalties expense, net of ARTC	(13,589)	746	(h)	(12,843)
Transportation	(1,449)	-		(1,449)
	37,034	(3,393)		33,641
EXPENSES				
Operating	14,852	(536)	(h)	14,316
General and administrative	3,528	-		3,528
Interest on long-term debt	1,836	(301)	(b)	1,535
Convertible debenture interest and financing charges	1,283	(1,283)	(c)	-
Depletion, depreciation and accretion	26,981	(2,059)	(g)	24,922
Unit-based compensation expense	35	242	(e)	277
Capital and other taxes	782	(80)	(d)	702
	49,297	(4,017)		45,280
Income / (loss) before income taxes	(12,263)	624		(11,639)
Provision for income taxes (recovery)				
Current	-	-		-
Future	(9,892)	228	(a)	(9,664)
Net income / (loss) for period	(2,371)	396		(1,975)
Net income per unit - basic and diluted	(0.04)			(0.03)

See accompanying notes to consolidated financial statements.

APF ENERGY TRUST
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004
(unaudited)

($000s except for per unit amounts)	APF Energy Trust 12 months ended December 31, 2004	Great Northern Exploration five months ended May 31, 2004	Great Northern Exploration Adjustments (note 3)		Rockyview Adjustments (note 4)		Pro Forma APF Energy Trust
REVENUE							
Oil and gas	253,213	35,607	-		(15,988)	(h)	272,832
Realized derivative loss - net	(16,329)	(935)	-		-		(17,264)
Unrealized derivative loss - net	223	-	-		-		223
Royalties expense, net of ARTC	(47,710)	(7,042)	(208)	(v)	3,555	(h)	(51,405)
Transportation	(5,245)	-	-		-		(5,245)
	184,152	27,630	(208)		(12,433)		199,141
EXPENSES							
Operating	51,788	7,857	-		(2,681)	(h)	56,964
General and administrative	10,635	3,932	-		-		14,567
Interest on long-term debt	5,405	811	1,366	(ii)	(1,223)	(b)	6,359
Convertible debenture interest and financing charges	5,263	-	-		(5,263)	(c)	-
Depletion, depreciation and accretion	85,997	9,577	5,272	(i)	(7,356)	(g)	93,490
Unit-based compensation expense	(877)	192	-		270	(e)	(415)
Capital and other taxes	3,321	-	296	(iv)	(88)	(d)	3,529
	161,532	22,369	6,934		(16,341)		174,494
Income / (loss) before income taxes	22,620	5,261	(7,142)		3,908		24,647
Provision for income taxes (recovery)							
Current		200	(200)	(iv)	-		-
Future	(27,016)	2,041	(2,607)	(iii)	1,426	(a)	(26,156)
Net income / (loss) for period	49,636	3,020	(4,335)		2,482		50,803
Net income per unit - basic and diluted	1.02						0.75

APF ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the period ended March 31, 2005 and the period ended December 31, 2004.

1. **Basis of presentation:**

The pro–forma consolidated financial statements of APF Energy Trust (the "APF Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Great Northern Exploration Ltd. ("GNEL") and to reflect the proposed arrangement (the "Arrangement") relating to the creation of Rockyview Energy Inc ("Rockyview"), a public corporation concentrating on the exploration and development of oil and natural gas reserves. GNEL was involved in oil and gas exploration, development and production in western Canada. Pursuant to the Arrangement, APF Energy Inc ("APF Inc.") will transfer interests in certain oil and natural properties (the "Rockyview Assets") to Rockyview. The arrangement is subject to regulatory, judicial and unitholder approval and is anticipated to be completed by June 20, 2005. These pro-forma consolidated financial statements do not include the effects of the proposed merger with Starpoint Energy Trust ("Starpoint").

The GNEL shares were purchased by APF Trust through a take-over bid, which closed June 4, 2004 (the "Acquisition"). The pro-forma consolidated financial statements of operations gives effect to the Acquisition and the Arrangement as if they occurred January 1, 2004.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in APF Trust's audited consolidated financial statements as at December 31, 2004 and for the year then ended and the unaudited interim Consolidated Financial Statements for the period ended March 31, 2005 (collectively, the "APF historical financial statements"). The pro forma statements have been prepared from information derived from and should be read in conjunction with the APF historical financial statements In the opinion of management, the pro forma statements include all necessary adjustments for a fair presentation of the ongoing entity.

Under the Arrangement, interests in certain oil and natural gas properties, formally owned by APF Inc. will be transferred to Rockyview. As the former APF Trust unitholders will be the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for on a "continuity of interests" basis, and therefore no adjustment to carrying values of the assets and liabilities of APF Inc. transferred to Rockyview is required to account for the transaction. The revenues and operating expenses transferred to Rockyview have been derived from the schedule of revenue and expenses for the properties transferred to Rockyview.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. **The pro-forma consolidated balance sheet gives effect to the following assumptions and adjustments:**

(a) Under the Arrangement, the Rockyview Assets will be transferred to Rockyview based upon APF Inc's carrying value. The carrying value of the Rockyview Assets was determined based on the portion of the total proven oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers for proved properties. The associated asset retirement obligation of the Rockyview Assets was based upon APF Inc's carrying value and estimated based on the Rockyview Assets transferred and assumptions as used in APF's Trust's consolidated financial statements.

	($000)
Oil and natural gas assets and equipment	33,072
Undeveloped land	5,180
Seismic	1,507
Future income tax asset	4,028
Total assets transferred	43,787
Asset retirement obligation	(811)
Net assets transferred at carrying value	42,976

The above amounts are estimates, which were made by management in the preparation of the pro forma financial statements based on information available at the time. Amendments may be made to these amounts as estimates are finalized;

(b) The future income tax on the pro forma consolidated balance sheet has been determined on the basis of the difference between the net book values of the assets and liabilities and the corresponding tax basis that will result in APF Inc. after the completion of the Arrangement. The increase in future income tax liability arises as a result of the assets transferred by APF Inc. having a greater tax basis than the net book value;

(c) All options and rights including ones which have not vested will be exercisable as a result of the proposed combination with Starpoint; therefore, the unamortized fair value of APF options and rights has been expensed. Contributed surplus has been reduced to reflect the assumed exercise of options and rights at January 1, 2004 for proceeds of $24.5 million. Long term debt has been reduced to account for the proceeds that would be received from the exercise of these options and rights and applied against the outstanding principal;

(d) In order for the holders of the convertible debentures to benefit from the issue of Rockyview shares, it has been assumed that all outstanding convertible debentures will be converted; therefore, other current assets have been reduced to reflect the write-off of deferred financing costs related to the convertible debentures. As a result of the conversion of the debentures, the value of the convertible debenture conversion feature has been transferred to unitholders' investment.

3. ***Pro forma assumptions and adjustments to the statement of operations as a result of GNEL:***

(i) The purchase price allocated to GNEL assets is amortized on a unit of production basis;

(ii) The interest for the change of bank debt related to the Acquisition has been recorded at 5% per annum with no deemed principal repayments;

(iii) Current taxes were adjusted to account for income taxes if the income from the Acquisition subject to the royalty calculation was in effect January 1, 2004. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at an effective rate of 36.5%;

(iv) Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified from income taxes;

(v) Alberta Royalty Tax Credit was adjusted to reduce the amount to the maximum allowable for the period.

4. **Pro forma assumptions and adjustments to the statement of operations as a result of the proposed Rockyview Arrangement:**

(a) The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at an effective rate of 36.5%;

(b) Interest expense attributable to long term debt decreased due to the reduction in debt from applying the proceeds from the options and rights against the principal, an interest rate of 5% was used for the calculation;

(c) Convertible debenture interest and associated accretion decreased due to the assumption that the convertible debentures have been converted on January 1, 2004 in order for debenture holder's to receive a share of Rockyview;

(d) Capital taxes have been reduced to reflect the decreased capital base of APF Trust;

(e) As a result all options and rights deemed to be exercisable, the unamortized fair value of APF's options and rights was expensed;

(f) The net income per unit has been calculated using the number of APF Trust units, assuming the exercise of all outstanding APF Trust options, rights and convertible debentures as though they had been converted at the beginning of the year. All options and rights including ones which have not vested are deemed to be exercisable as a result of the proposed merger with Starpoint. It is assumed that all APF Trust unitholders will elect to receive a share in Rockyview and not elect to receive APF Inc. Notes.

Estimated APF trust units outstanding	60,963,943
Estimated conversion of APF options and rights	2,386,391
Estimated dilutive effect of convertible debentures	4,316,533
Total diluted trust units outstanding at the effective date of the arrangement	67,666,867

(g) Depreciation, depletion and accretion expense has been adjusted to reflect the application of the appropriate unit-of-production rate for the Rockyview Assets based on Rockyview's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(h) The revenues, royalties, and operating expenses of Rockyview have been eliminated as a result of the proposed sale of the assets to Rockyview Energy Inc.

APPENDIX "E"

FAIRNESS OPINION OF GMP SECURITIES LTD.


GRIFFITHS MCBURNEY

GMP Securities Ltd.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030 Fax: (403) 543-3038
www.gmpsecurities.com

May 20, 2005

Board of Directors
APF Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Dear Sirs:

GMP Securities Ltd. ("GMP" or "we") understand(s) that APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF Inc."), Rockyview Energy Inc. ("Rockyview") and 1163947 Alberta Inc. ("1163947"), a wholly owned subsidiary of Rockyview, have entered into an arrangement agreement (the "Arrangement") by which certain exploration and development assets and undeveloped lands currently held by APF Inc. (the "Rockyview Assets") will be acquired by Rockyview. The initial steps of the Arrangement involve the distribution of warrants of 1163947, (the "1163947 Warrants") and promissory notes of APF Inc. ("APF Notes") to APF unitholders ("APF Unitholders") and the execution of an agreement whereby Rockyview will have the right to acquire the Rockyview Assets. APF Unitholders will be required to elect to exercise the 1163947 Warrants to receive common shares of Rockyview (the "Rockyview Shares") and direct that the APF Notes be tendered in payment of the exercise price of the 1163947 Warrants or, alternatively, not exercise the 1163947 Warrants and retain their APF Notes. The APF Notes received by 1163947 will be tendered by it to APF Inc. in payment for the Rockyview Assets.

GMP further understands that APF Trust and StarPoint Energy Trust ("StarPoint") have entered into a combination agreement (the "Merger") by which StarPoint will acquire all of the assets and liabilities of APF Trust, and APF Unitholders will receive, in exchange for each APF unit (the "APF Units") held, 0.63 trust units ("StarPoint Units") of StarPoint. APF Unitholders who are residents of Canada will receive such StarPoint Units on a tax-deferred rollover basis. The merged trust will continue to be known as StarPoint Energy Trust. Former APF Unitholders who are holders of record of StarPoint Units on June 22, 2005 (and any subsequent record date for distributions to StarPoint Unitholders) will be entitled to receive distributions from StarPoint following completion of the Merger.

The Arrangement and the Merger are more fully described in the information circular of APF Trust dated May 20, 2005 (the "Information Circular") to be mailed to APF Unitholders in respect of a special meeting of APF Unitholders to be held in Calgary, Alberta on June 20, 2005 (the "Meeting") and are conditional upon the approval of each of the Arrangement and the Merger by at least 66⅔% of the votes cast by APF Unitholders attending the Meetings in person or represented by proxy. It is a condition to the completion of the Merger that the Arrangement is completed. In addition, each of the Arrangement and the Merger are subject to a number of other conditions, which must be satisfied or waived in order for each of the Arrangement and the Merger to become effective, as more fully described in the Information Circular.

We understand that all of the directors and officers of APF Inc., the administrator of APF Trust, who collectively own, directly or indirectly, or exercise control or direction over approximately 1.9% of the outstanding units of APF Trust (assuming the exercise of all in-the-money options and rights) have entered into agreements whereby they have agreed to vote in favor of the Arrangement and the Merger, subject to certain conditions.

To assist the board of directors of APF Inc. (the "Board") in considering the terms of the Arrangement and the Merger, and the making of its recommendation in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the aggregate consideration to be received under the Arrangement and the Merger collectively, is fair, from a financial point of view, to APF Unitholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated effective March 9, 2005 (the "Engagement Agreement") to act as APF Trust's primary agent and financial advisor with respect to providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of APF Trust or of any of the assets, liabilities or securities of APF Trust or to express an opinion with respect to the form of the Arrangement or the Merger themselves, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement or the Merger. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from APF Trust, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement and the Merger, as well as reimbursement of all reasonable out-of-pocket expenses. APF Trust has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to APF Trust by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to the APF Unitholders and GMP has received no instructions from APF Trust in connection with the conclusions reached in this Fairness Opinion.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity. The principal individual responsible for the preparation of this Fairness Opinion was Sandy L. Edmonstone, Director. Mr. Edmonstone has 8 years of experience in the financial services industry.

Relationship with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of APF Inc., APF Trust, Rockyview, 1163947, StarPoint Energy or StarPoint, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a

financial advisor, agent or underwriter to APF Trust and StarPoint in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of StarPoint, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement and the Merger, APF Trust or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to APF Trust and APF Inc. in respect of the Arrangement and the Merger and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to APF Inc., APF Trust, Rockyview, StarPoint Energy and StarPoint, including information derived from meetings and discussions with the management of APF Trust and StarPoint. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to APF Trust:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement and the Merger agreements;

iii) the audited financial statements for APF Trust for the years ended December 31, 2004 and December 31, 2003;

iv) the unaudited financial statements of APF Trust for the three month period ended March 31, 2005;

v) the Annual Information Form of APF Trust for the year ended December 31, 2004;

vi) the Management Proxy / Information Circular of APF Trust dated March 11, 2005;

vii) the current projected annual budget of APF Trust for the year ended December 31, 2005, including management estimates of capital expenditures, production and net operating income;

viii) a schedule of issued and outstanding units and options of APF Trust as at March 31, 2005;

ix) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of APF Trust's properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2004;

x) a certificate of representation as to certain factual matters dated the date hereof provided by APF Trust and APF Inc. and addressed to us;

xi) public information relating to the business, operations, financial performance and unit trading history of APF Trust and other selected public entities we considered relevant;

xii) certain non-public information regarding APF Trust, its business and projects; and

xiii) discussions with senior management of APF Trust with respect to, among other things, the past and future operations of APF Trust, APF Trust's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to StarPoint:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement and the Merger agreements;

iii) the audited financial statements for StarPoint for the year ended December 31, 2004;

iv) the audited financial statements for StarPoint Energy Ltd. for the years ended December 31, 2004 and December 31, 2003;

v) the unaudited financial statements of StarPoint for the three month period ended March 31, 2005;

vi) the Annual Information Form of StarPoint for the year ended December 31, 2004;

vii) the Management Proxy / Information Circular of StarPoint dated April 15, 2005;

viii) the current projected annual budget of StarPoint for the year ended December 31, 2005, including management estimates of capital expenditures, production and net operating income;

ix) a schedule of issued and outstanding units and options of StarPoint as at March 31, 2005;

x) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of StarPoint's properties prepared by Sproule Associates Limited, effective as at December 31, 2004;

xi) a certificate of representation as to certain factual matters dated the date hereof provided by StarPoint Energy and StarPoint and addressed to us;

xii) public information relating to the business, operations, financial performance and unit trading history of StarPoint and other selected public entities we considered relevant;

xiv) certain non-public information regarding StarPoint, its business and projects; and

xiii) discussions with senior management of StarPoint with respect to, among other things, the past and future operations of StarPoint, StarPoint's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Rockyview:

i) drafts of the Information Circular up to and including the date hereof;

ii) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of certain properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2004;

iii) a summary valuation of undeveloped land acreage and land values of Rockyview, as prepared by APF Trust as at March 31, 2005;

iv) forecasted information prepared by APF Trust including estimates of capital expenditures, production and net operating income;

v) a certificate of representation as to certain factual matters dated the date hereof provided by APF Trust and APF Inc. and addressed to us; and

vi) certain non-public information regarding Rockyview, its business and projects.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. APF Inc., APF Trust, Rockyview, StarPoint Energy and StarPoint granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of APF Trust. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of APF Inc., APF Trust, Rockyview, StarPoint and StarPoint Energy, as appropriate, having regard to the plans, financial condition and prospects of the APF Inc., APF Trust, Rockyview, StarPoint and StarPoint Energy, as the case may be. In addition, senior officers of each of APF Inc., APF Trust, StarPoint and StarPoint Energy have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and the Merger and we express no opinion on such procedures.

We have with respect to all legal and tax matters relating to the Arrangement and the Merger and the implementation thereof relied on advice of legal and tax counsel to APF Trust and express no view thereon. The Arrangement and the Merger are subject to a number of conditions outside the control of APF Trust and we have assumed all conditions precedent to the completion of the Arrangement and the Merger can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement and the Merger will be satisfied or waived or that the Arrangement and the Merger will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of this Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or APF Trust.

The Fairness Opinion is rendered as of May 20, 2005 on the basis of securities markets and economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of APF Trust and its respective subsidiaries as they were reflected in the information provided to GMP and as they were represented to GMP in its discussions with the senior management of APF Trust. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase APF Units and shall not be construed as a recommendation to vote in favour of the Arrangement or the Merger. Our conclusion as to the fairness of the aggregate consideration to be received under the Arrangement and the Merger collectively by APF Unitholders is based on our review of the Arrangement and the Merger taken as a whole, rather than on any particular element of the Arrangement or the Merger, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing, we are of the opinion that the aggregate consideration to be received under the Arrangement and the Merger collectively, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to APF Unitholders.

This Fairness Opinion may be relied upon by the management of APF Trust and the Board for the purpose of considering the Arrangement and the Merger and its recommendation to APF Unitholders with respect to the Arrangement and the Merger, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,



GMP Securities Ltd.

APPENDIX "F"

ARRANGEMENT AGREEMENT AND AMALGAMATION AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 20th day of May, 2005.

AMONG:

APF ENERGY TRUST, an open ended trust created under the laws of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "APF Trust")

OF THE FIRST PART

AND

APF ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "APF Inc.")

OF THE SECOND PART

AND

ROCKYVIEW ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "Rockyview")

OF THE THIRD PART

AND

1163947 ALBERTA INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "1163947")

OF THE FOURTH PART

IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, including in the recitals, unless the context otherwise requires:

(a) "ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "Agreement" means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "Amalco" means the corporation continuing from the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(d) "Amalco Multiple Voting Share" means a multiple voting share of Amalco;

(e) "Amalco Share" means a common share of Amalco;

(f) "Amalgamation" means the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(g) "APF Debentures" means the 9.40% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to a Trust Indenture dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare Trust Company of Canada;

(h) "APF Inc. Notes" means unsecured promissory notes of APF Inc. in the aggregate principal amount equal to the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement, payable in full one year from their date of issue, bearing interest at six (6%) percent per annum and payable, in whole or from time to time in part, without notice, bonus or penalty at such earlier date or dates as APF Inc. may elect;

(i) "APF Parties" means APF Trust, APF Inc., APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc.;

(j) "APF Trust Indenture" means the trust indenture governing APF Trust dated as on October 10, 1996, as amended and restated to May 18, 2004, between APF Inc. and Computershare Trust Company of Canada;

(k) "APF Unit" means a trust unit of APF Trust;

(l) "APF Unitholder" means a holder of one or more trust units of APF Trust;

(m) "Applicable Laws" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including the TSX;

(n) "Arrangement" means the arrangement contemplated by the Plan Of Arrangement pursuant to Section 193 of the ABCA, subject to any amendments thereto made (i) in accordance with Article 12 of the Arrangement Agreement, (ii) in accordance with Article 5 of the Plan of Arrangement or (iii) at the direction of the Court in the Final Order;

(o) "Articles of Amalgamation" means articles of amalgamation in respect of the Amalgamation required under subsection 193(10) of the ABCA to be filed with the Registrar at the time of filing the articles of amalgamation;

(p) "Articles of Amendment" means articles of amendment in respect of the consolidation of the Amalco Shares and the cancellation of the Amalco Multiple Voting Shares, as contemplated in the Plan of Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(q) "Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(r) "business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business;

(s) "Closing" means the completion of the Plan of Arrangement;

(t) "Combination Agreement" means the combination agreement dated April 13, 2005, including any subsequent amendments thereto, among APF Trust, APF Inc., StarPoint Energy Trust and StarPoint Energy Ltd. providing for, among other things, the combination of the businesses of APF Trust and StarPoint Energy Trust;

(u) "Court" means the Court of Queen's Bench of Alberta;

(v) "Depositary" means Olympia Trust Company, or such other trust company as may be designated by APF Trust;

(w) "Effective Date" means the date on which the Arrangement becomes effective under the ABCA;

(x) "Effective Time" means 12:01 a.m. (Calgary Time) on the Effective Date;

(y) "Encumbrance" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried interest, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa) "Income Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(bb) "Information Circular" means the Proxy Statement and Information Circular of APF Trust to be mailed to APF Unitholders in connection with the holding of the Meeting;

(cc) "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd) "Material Adverse Effect" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, and with respect to the Rockyview Assets, any matter or action that has an effect or that is, or would reasonably be expected to be material and adverse to the value of the Rockyview Assets or the ability of Amalco to enjoy the benefit of ownership of the Rockyview Assets to the same extent as previously enjoyed by the APF Parties, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or communicated in writing as of the date hereof, or (v) any changes arising from matters consented to or approved in writing by the parties to this Agreement;

(ee) "Meeting" means the special meeting of the APF Unitholders to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(ff) "Outside Date" means July 31, 2005;

(gg) "Party" means a party to this Agreement;

(hh) "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(ii) "Plan of Arrangement" means the plan of arrangement set out in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 12 hereof;

(jj) "Purchase and Sale Agreement" has the meaning ascribed in Section 11.3;

(kk) "Registrar" means the registrar appointed pursuant to Section 263 of the ABCA;

(ll) "Rockyview Assets" means all of the interest of the APF Parties in the lands (including all geological formations whether evaluated or not) evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in reports both effective December 31, 2004 and described by GLJ as "Wood River 1-28", "Wood River BQ Unit", "Wood River - Other", "Knellar", "Gasby", "Hackett Manville", "Stettler" and "Wetaskiwin"; and by Sproule as "Wood River" and "Bittern Lake", together with certain lands not assigned reserves at Clive and additional undeveloped lands situated between TWP's 38-19-W4M and 50-26-W4M, inclusive, including all right, title, estate and interest of the APF Parties in and to (a) any and all leases, reservations, permits, licenses and other documents of title by virtue of which the holder thereof is entitled to drill for, win, take and remove petroleum, natural gas and related hydrocarbons, therefrom; (b) any and all tangible depreciable property and assets which are located within, upon or in the vicinity of or appurtenant to those lands and which are used to produce, process, gather, treat measure, make marketable leased substances or in connection with water injection or removal operations including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks boilers, communication equipment and any tangible depreciable property used in connection with or with operations at any gas plant, including all machinery, buildings, valves, piping, equipment, supplies, furnishings and other accessories; and (c) any and all contracts and agreements relating to petroleum and natural gas rights and tangibles, including gas purchase contracts, processing agreements, transportation agreements, agreements for the construction, ownership and operation of facilities, rights to enter upon, use or occupy, the surface of any of those lands which are or may be used to gain access to or otherwise use petroleum and natural gas rights and tangibles, all records, books, documents, licences, reports, files and data which relate to petroleum and natural gas rights and tangibles (including all seismic, geological and geophysical information, interpretations and data pertaining to petroleum and natural gas rights), all wells, wellbores and casing;

(mm) "TSX" means the Toronto Stock Exchange; and

(nn) "Warrants" means warrants to purchase 1163947 Shares at the price per share, payable only by tendering APF Inc. Notes, determined by dividing the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement by the number of APF Units outstanding on the Effective Date.

1.2 The following Exhibit forms part of this Agreement:

Exhibit 1 - Plan of Arrangement.

ARTICLE 2
INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8 All references to the date of this agreement, "the date hereof" or similar expressions or references shall mean May 20, 2005, except as is expressly provided herein.

ARTICLE 3
CLOSING CONDITIONS - APF INC. AND APF TRUST

3.1 The obligation of APF Inc. and APF Trust to complete the Arrangement is subject to the fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Rockyview and 1163947 in Section 7.1 in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Rockyview or 1163947. Rockyview and

1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to the truth of the representations and warranties on the Effective Date and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(b) Rockyview and 1163947 shall have complied in all material respects with their covenants in this Agreement and Rockyview and 1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to such compliance and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(c) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of APF Inc. and APF Trust, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to Rockyview or 1163947 consummating the Plan of Arrangement; and

(d) the Amalco Shares and the APF Inc. Notes to be issued or paid, as applicable, pursuant to the Arrangement shall have been deposited with the Depositary, together with an irrevocable direction authorizing and directing the Depositary to deliver Amalco Shares or the APF Inc. Notes pursuant to the Arrangement to the holders of the APF Units who are entitled to receive such Amalco Shares or APF Inc. Notes in accordance with the Arrangement.

The foregoing conditions precedent are for the benefit of APF Inc. and APF Trust and may be waived, in whole or in part, by APF Inc. and APF Trust in writing at any time. If any of the said conditions precedent shall not be complied with or waived by APF Inc. and APF Trust on or before the date required for the performance thereof, APF Inc. and APF Trust may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from APF Inc. to Rockyview.

ARTICLE 4
CLOSING CONDITIONS - ROCKYVIEW AND 1163947

4.1 The obligation of Rockyview and 1163947 to complete the Arrangement is subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by APF Trust and APF Inc. in Section 6.1 hereof shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the Rockyview Assets. APF Trust and APF Inc. shall have provided to Rockyview and 1163947 a certificate of APF Trust

and APF Inc. certifying as to the truth of such representations and warranties on the Effective Date, and Rockyview and 1163947 shall have no knowledge to the contrary;

(b) APF Inc. and APF Trust shall have complied in all material respects with their covenants in this Agreement and APF Inc. and APF Trust shall have provided to Rockyview and 1163947 a certificate certifying as to such compliance, and Rockyview and 1163947 shall have no actual knowledge to the contrary;

(c) No act or matter having a Material Adverse Effect on the Rockyview Assets shall have occurred since April 13, 2005;

(d) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of Rockyview, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to consummating the Plan of Arrangement; and

(e) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of Amalco to effectively exercise full rights of ownership of the Rockyview Assets and enjoy and use the business of the Rockyview Assets.

The foregoing conditions precedent are for the benefit of Rockyview and 1163947 and may be waived, in whole or in part, by Rockyview in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Rockyview on or before the date required for the performance thereof, Rockyview and 1163947 may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice from Rockyview to APF Inc.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1 The obligations of any Party to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, not later than May 20, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to APF Inc. and Rockyview, acting reasonably, on appeal or otherwise;

(b) a special resolution shall have been passed by the APF Unitholders as may be required pursuant to the Interim Order, on or before the Outside Date, or such other date as mutually agreed to between APF Inc. and Rockyview, in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c) on or before the Outside Date, or such other date as mutually agreed to between APF Inc. and Rockyview, the Final Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview each acting reasonably;

(d) the Arrangement shall have become effective on or before the Outside Date;

(e) the Articles of Arrangement, Articles of Amalgamation and Articles of Amendment shall be in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably and shall have been accepted for filing by the Registrar together with the Final Order and all related documents in accordance with subsection 193(9) of the ABCA;

(f) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) the consents of the lenders and other creditors of APF Inc., if required, to the Arrangement, to the extent required, shall have been obtained;

(h) all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX, as applicable, to the listing of the Amalco Shares issuable under the Plan of Arrangement, securities regulatory authorities in respect of the trades in securities in connection with the Arrangement and the Amalco Shares being freely tradable in Canada without restriction (other than those associated with "control block" provisions), shall have been obtained on terms and conditions satisfactory to APF Inc. and Rockyview, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period; and

(i) the Purchase and Sale Agreement shall have been executed on terms satisfactory to APF Trust, acting reasonably, in accordance with Section 11.3 and there shall be no impediment to the closing of the transactions contemplated therein and no adverse tax consequences to APF Trust.

The foregoing conditions are for the mutual benefit of the Parties and may be waived, in whole or in part, by the Parties together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, any Party may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Parties.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF APF INC. AND APF TRUST

6.1 APF Inc. and APF Trust hereby represent and warrant (and, as applicable, covenant) to Rockyview and 1163947 as follows and acknowledge that Rockyview and 1163947 are relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a) Each of the APF Parties that is a corporation is duly incorporated and organized and valid and subsisting under its respective jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of the APF Parties that is a corporation is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Rockyview Assets or the APF Parties' ability to carry out the transactions contemplated by this Agreement;

(b) Each of the APF Parties that is a trust has been duly formed under the laws of the Province of Alberta, and has all requisite power and authority to own its properties and conduct its business as now owned and conducted. Each of the APF Parties that is a trust or a limited partnership is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Rockyview Assets or the APF Parties' ability to carry out the transactions contemplated by this Agreement;

(c) Except for the receipt of the APF Unitholders' approval contemplated hereby, each of APF Trust and APF Inc. has the requisite corporate authority, or in the case of APF Trust, trust authority, to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by APF Inc.'s board of directors, and (except

for approvals contemplated by this Agreement) no other proceedings on the part of APF Trust or APF Inc. are necessary to authorize this Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by APF Trust and APF Inc. and constitutes the legal, valid and binding obligation of APF Trust and APF Inc. enforceable against each of them in accordance with its terms. All agreements contemplated hereunder will be, on or before the Effective Date, duly executed and delivered by each APF Party necessary to carry out the transactions contemplated hereby and thereby and will constitute the legal, valid and binding obligation of each APF Party who is a party thereto, enforceable against it in accordance with its terms;

(d) Other than the requirement to obtain the consents as contemplated under subsections 5.1(g) and (h), subject to the receipt of the other approvals contemplated by this Agreement, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by the APF Parties, the consummation of the transactions contemplated hereby and thereby nor compliance by the APF Parties with any of the provisions hereof and thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the Rockyview Assets under, (x) the constating documents of any APF Party or (y) any of the terms, conditions or provisions of (x) the constating documents of any APF Party or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which an APF Party is a party or to which it, or any of the Rockyview Assets, may be subject or by which it or the Rockyview Assets are bound; (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to an APF Party except for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Rockyview Assets, or on the ability of the APF Parties to consummate the transactions contemplated hereby;

(e) Other than in connection with or in compliance with the provisions of Applicable Laws (including receipt of the approvals contemplated by this Agreement) and the rules of the TSX, (i) there is no legal impediment to the consummation of the transactions contemplated by this Agreement by the APF Parties or any agreement contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by APF Trust or APF Inc. in connection with the making or the consummation of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of the APF Parties to consummate the transactions contemplated hereby;

(f) Since April 13, 2005, the APF Parties have not taken any action that would be in violation of Section 8.1 if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the Rockyview Assets and would not materially affect the ability of the APF Parties to consummate the transactions contemplated hereby;

(g) There is no claim, action, proceeding or investigation pending or, to the knowledge of APF Inc., threatened against or relating to the APF Parties or affecting any of the Rockyview Assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on the Rockyview Assets or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, nor is APF Inc. aware of any basis for any such claim, action, proceeding or investigation. None of the APF Parties is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on the Rockyview Assets or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement;

(h) APF Trust is a "reporting issuer" in all of the provinces of Canada where such concept applies and is in material compliance with all securities laws of all relevant provinces of Canada; and

(i) No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of APF Trust, and APF Trust is not in default of any requirement of Applicable Laws in any material respect.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF ROCKYVIEW AND 1163947

7.1 Rockyview and 1163947 hereby represent and warrant (and, as applicable, covenant) to APF Trust and APF Inc. as follows and acknowledges that APF Trust and APF Inc. are relying upon these representations and warranties in connection with the entering into of this Agreement:

(a) Each of Rockyview and 1163947 is a corporation duly incorporated and organized, and valid and subsisting under their respective jurisdictions of incorporation;

(b) The authorized capital of each of Rockyview and 1163947 consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which only 100 common shares of Rockyview and 100 common shares of 1163947 are issued and outstanding;

(c) Except as contemplated by this Agreement or in connection with the establishment of its business, neither Rockyview nor 1163947 has incurred any material liabilities of any nature;

(d) Each of Rockyview and 1163947 has the requisite authority to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation by Rockyview and 1163947 of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of Rockyview and 1163947 and no other corporate proceedings are or will be necessary to authorize this Agreement or any agreements contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement and all agreements contemplated hereunder have been or will be on or before the Effective Date duly executed and delivered by Rockyview and 1163947 and constitute the legal, valid and binding obligation of Rockyview and 1163947 (if a party thereto) enforceable against it in accordance with their terms;

(e) Neither the execution and delivery of this Agreement or any other agreements contemplated hereunder by Rockyview and 1163947, the consummation of the transactions contemplated hereby and thereby nor compliance by Rockyview and 1163947 with any of the provisions hereof or thereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any of the terms, conditions or provisions of (x) the constating documents of Rockyview or 1163947 or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Rockyview or 1163947 is a party or to which either of them, or any of their respective properties or assets, may be subject or by which Rockyview or 1163947 is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Rockyview or 1163947 (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the ability of Rockyview and 1163947 to consummate the transactions contemplated hereby);

(f) There is no legal impediment to Rockyview and 1163947 consummating the transactions contemplated by this Agreement or any agreements contemplated hereunder and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rockyview or 1163947 in connection with the making or the consummation of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Rockyview and 1163947 to consummate the transactions contemplated hereby;

(g) There is no claim, action, proceeding or investigation pending or, to the knowledge of Rockyview or 1163947, threatened against or relating to Rockyview or 1163947 before any court or governmental or regulatory authority

or body that, if adversely determined, is likely to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, nor is Rockyview or 1163947 aware of any basis of any such claim, action, proceeding or investigation. Neither Rockyview nor 1163947 is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement; and

(h) Neither Rockyview nor 1163947 has carried on any business since their incorporation other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 8
COVENANTS OF APF INC. AND APF TRUST

8.1 Each of APF Inc. and APF Trust covenant and agree that, until the Closing or the termination of this Agreement, unless Rockyview and 1163947 shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) it will use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(b) prior to the Effective Date, it will take all reasonable steps, including making application to the TSX, to ensure that the Amalco Shares are listed on the TSX;

(c) it will take all reasonable action to qualify through the Arrangement, exemption order or otherwise, the distribution of the APF Inc. Notes, the Warrants and the Amalco Shares so that the Amalco Shares may be issued and distributed and will be freely tradable on the Effective Date provided that, in no event shall it be required to file a prospectus or similar document;

(d) it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Time;

(e) it will use its best efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within its control;

(f) it will forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement;

(g) it will:

(i) forthwith carry out the terms of the Interim Order to the extent applicable to it;

(ii) convene the Meeting;

(iii) solicit proxies to be voted at the Meeting in favour of the Arrangement; and

(iv) conduct the Meeting in accordance with the Interim Order and any instrument governing such Meeting, as applicable, and as otherwise required by law;

(h) it will prepare, file and distribute to the APF Unitholders in a timely and expeditious manner, the Information Circular, and any amendments or supplements to the Information Circular, all as required by the Interim Order or by Applicable Law, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(i) it will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order, and will forthwith carry out the terms of the Final Order to the extent applicable to it and will forthwith file Articles of Arrangement and the Final Order with the Registrar; and

(j) it will conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing, shall be true and correct on and as of the date of Closing as if made thereon.

ARTICLE 9
COVENANTS OF ROCKYVIEW AND 1163947

9.1 Each of Rockyview and 1163947 covenant and agree that until the Closing or the termination of this Agreement, whichever is the earlier:

(a) it will use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(b) it will cooperate with and support APF Inc. and APF Trust in their application for the Interim Order;

(c) it will take all reasonable steps necessary to ensure that the special resolution approving the Arrangement is passed;

(d) until the Effective Date, other than as contemplated herein or in the Information Circular, it will not carry on any business, enter into any transaction or effect any corporate act whatsoever without the prior written consent of APF Inc., not to be unreasonably withheld;

(e) it will submit the Arrangement to the Court and apply, in conjunction with APF Inc. and APF Trust, for the Final Order;

(f) it will forthwith carry out the terms of the Final Order to the extent applicable to it;

(g) upon issuance of the Final Order and subject to the conditions precedent in Sections 4.1 and 5.1, it will forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(h) prior to the Effective Date, it will cooperate with APF Inc. and APF Trust in making the application to list the Amalco Shares on the TSX and in qualifying the distribution of the APF Inc. Notes, the Warrants and the Amalco Shares so that the Amalco Shares are freely tradeable on the Effective Date provided that, in no event shall it be required to file a prospectus or similar document;

(i) it will use reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within its control;

(j) it will provide to APF Inc., in a timely and expeditious manner, all information as may be reasonably requested by APF Inc. or is required by the Interim Order or Applicable Law, with respect to Rockyview or 1163947 for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(k) it will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it provided that nothing shall require it to consent to any material modification of this Agreement, the Arrangement or its obligations hereunder or thereunder;

(l) it will make all necessary filings and applications under applicable federal and provincial laws and regulations in Canada and applicable federal and state laws and regulations in the United States required on the part of Rockyview or 1163947 in connection with the transactions contemplated herein, including seeking such orders as are required to issue the Amalco Shares as free trading, subject to control person restrictions, and take all reasonable commercial action necessary to be in compliance with such laws and regulations provided that, in no event shall it be required to file a prospectus or similar document; and

(m) it will conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing, shall be true and correct on and as of the Effective Date as if made thereon.

ARTICLE 10
TERMINATION

10.1 Notwithstanding any other rights contained herein, either Rockyview or APF Inc. may terminate this Agreement upon notice in writing to the other party, if:

(a) the Plan of Arrangement is not approved by the APF Unitholders in accordance with the Interim Order and Applicable Laws on or before the Outside Date;

(b) the Plan of Arrangement is not approved by the Court of Queen's Bench of Alberta or other court of competent jurisdiction on or prior to the Outside Date; or

(c) the Plan of Arrangement does not become effective on or before the Outside Date.

ARTICLE 11
ADDITIONAL AGREEMENTS

11.1 Subject to the termination of this Agreement as provided in Article 10, the Closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Parlee McLaws LLP, 3400 Petro-Canada Centre, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7 on the date of Closing and at a time to be mutually agreed upon by the parties, which date shall be no later than the second business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by the Parties. Concurrently with the Closing, the Plan of Arrangement will be filed with the Registrar.

11.2 Provided all other conditions of this Agreement have been satisfied or waived, APF Inc. shall, on the Effective Date, file Articles of Arrangement pursuant to Section 193 of the ABCA to give effect to the Plan of Arrangement.

11.3 APF Trust and APF Inc. shall cause the APF Parties to sell and assign and 1163947 (by amalgamation Amalco) shall purchase from the APF Parties, in accordance with the Plan of Arrangement, the Rockyview Assets (without any representations or warranties with respect to the Rockyview Assets by the APF Parties), pursuant to a purchase and sale agreement to be entered into by the APF Parties and 1163947 (the "Purchase and Sale Agreement").

ARTICLE 12
AMENDMENT

12.1 Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby which writing expressly refers to this Agreement and the operation of the provisions of this section.

The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the APF Unitholders but, after such approval, no amendment will be made which by applicable law requires the further approval of the APF Unitholders without obtaining such further approval.

ARTICLE 13
COSTS

13.1 APF Inc. and APF Trust covenant and agree to bear all costs and expenses in connection with the transactions contemplated hereby.

ARTICLE 14
MISCELLANEOUS

14.1 Time shall be of the essence in this Agreement.

14.2 This Agreement, which includes the Exhibits hereto and any other documents referred to herein or contemplated hereby (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

14.3 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

14.4 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

14.5 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of

the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

14.6 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

14.7 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

14.8 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.

14.9 The parties hereto acknowledge that the obligations of APF Trust hereunder shall not be personally binding upon any of the holders of APF Units and that any recourse against APF Trust, its Trustee or any holders of APF Units in any manner in respect of any indebtedness, obligation or liability of APF Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the trust indenture by which APF Trust was formed.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

APF ENERGY TRUST, by its administrator, APF ENERGY INC.

Per: Signed " Steven Cloutier"

Per: Signed " Alan MacDonald"

APF ENERGY INC.

Per: Signed "Steven Cloutier"

Per: Signed "Alan MacDonald"

ROCKYVIEW ENERGY INC.

Per: Signed "Steven Cloutier"

Per: Signed "Alan MacDonald"

1163947 ALBERTA INC.

Per: Signed "Steven Cloutier"

Per: Signed "Alan MacDonald"

EXHIBIT 1

PLAN OF ARRANGEMENT
made pursuant to
Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1
DEFINITIONS

1.1 In this Plan of Arrangement, unless the context otherwise requires:

(a) "**1163947**" means 1163947 Alberta Inc., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the province of Alberta;

(b) "**1163947 Share**" means a common share of 1163947;

(c) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(d) "**Adjustable Note**" means a promissory note in the amount of $1.00 payable by Rockyview to 1163947. It is the intention of the parties that the principal amount of the adjustable note will be equal to the fair market value of the Warrants received in exchange for such note provided however that should it be determined by (i) an agreement between the parties; (ii) an agreement between the parties and the Canada Revenue Agency or other competent taxing authority; or (iii) a final decision of a tribunal or court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed, that the principal amount of the adjustable note payable has been determined in error, the amount thereof will be increased or decreased as the case may require nunc pro tunc as of the Effective Time. Adjustment pursuant to subparagraph (ii) hereof shall preclude adjustment pursuant to subparagraph (i) hereof and adjustment pursuant to subparagraph (iii) hereof shall be final and binding;

(e) "**Amalco**" means the corporation continuing from the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(f) "**Amalco Multiple Voting Share**" means a multiple voting share of Amalco;

(g) "**Amalco Share**" means a common share of Amalco;

(h) "**Amalgamation**" means the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(i) "**APF Inc.**" means APF Energy Inc., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the province of Alberta;

(j) "**APF Inc. Notes**" means unsecured promissory notes of APF Inc. in the aggregate principal amount equal to the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement, payable in full one year from their date of issue, bearing interest at six (6%) percent per annum due and payable, in whole or from time to time in part, without notice, bonus or penalty at such earlier date or dates as APF Inc. may elect; and "**APF Inc. Note**" means a principal amount of such promissory notes equal to the total principal amount of all APF Inc. Notes divided by the number of APF Units outstanding immediately before the Effective Time;

(k) "**APF Parties**" means APF Trust, APF Inc., APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc.;

(l) "**APF Trust**" means APF Energy Trust, an open ended trust created under the laws of Alberta;

(m) "**APF Trust Indenture**" means the trust indenture governing APF Trust dated as on October 10, 1996, as amended and restated to May 18, 2004, between APF Inc. and Computershare Trust Company of Canada;

(n) "**APF Unit**" means a trust unit of APF Trust;

(o) "**APF Unitholder**" means a holder of one or more trust units of APF Trust;

(p) "**Arrangement**" means the arrangement contemplated by this Plan pursuant to Section 193 of the ABCA, subject to any amendments thereto made (i) in accordance with Article 12 of the Arrangement Agreement, (ii) in accordance with Article 5 hereof or (iii) at the direction of the Court in the Final Order;

(q) "**Arrangement Agreement**" means the arrangement agreement made as of the 20th day of May, 2005 among APF Trust, APF Inc., Rockyview and 1163947;

(r) "**Articles of Amalgamation**" means articles of amalgamation in respect of the Amalgamation required under subsection 193(10) of the ABCA to be filed with the Registrar at the time of filing the articles of amalgamation;

(s) "**Articles of Amendment**" means articles of amendment in respect of the consolidation of the Amalco Shares and the cancellation of the Amalco Multiple Voting Shares, as contemplated in the Plan of Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar for the Final Order has been made;

(t) "**Articles of Arrangement**" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(u) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(v) "**Court**" means the Court of Queen's Bench of Alberta;

(w) "**Depositary**" means Olympia Trust Company or such other trust company as may be designated by APF Trust;

(x) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

(y) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(z) "**Election Deadline**" means 4:30 p.m. (local time at the place of deposit of the Election Form and Letter of Transmittal and certificates for APF Units with the Depositary) on the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned, such time on the business day immediately prior to the date of such adjourned Meeting;

(aa) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb) "**Income Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(cc) "**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd) "**Letter of Transmittal and Election Form**" means the letter of transmittal and election form to be forwarded by APF Trust to the APF Unitholders for, among other purposes, the APF Unitholders making their election to exercise the Warrants or retain APF Inc. Notes;

(ee) "**Meeting**" means the special meeting of APF Unitholders to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(ff) "**Non-Resident**" means a non-resident of Canada for the purposes of the Income Tax Act;

(gg) "**Plan**" means this Plan of Arrangement as amended or supplemented from time to time, and "hereby", "hereof", "hereunder", "herewith" and similar terms refer to this Plan of Arrangement and not to any particular provision of this Plan of Arrangement;

(hh) "**Purchase and Sale Agreement**" means the agreement to be entered into between the APF Parties and 1163947 pursuant to and as contemplated by the Arrangement Agreement, providing for the sale by the APF Parties to 1163947 of the Rockyview Assets;

(ii) "**Registrar**" means the registrar appointed pursuant to Section 263 of the ABCA;

(jj) "**Resident**" means a resident of Canada for the purposes of the Income Tax Act;

(kk) "**Rockyview**" means Rockyview Energy Inc. a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the province of Alberta;

(ll) "**Rockyview Assets**" means all of the interest of the APF Parties in the those lands (including all geological formations whether evaluated or not) evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in reports both effective December 31, 2004 and described by GLJ as "Wood River 1-28", "Wood River BQ Unit", "Wood River - Other", "Knellar", "Gasby", "Hackett Manville", "Stettler" and "Wetaskiwin"; and by Sproule as "Wood River" and "Bittern Lake", together with certain lands not assigned reserves at Clive and additional undeveloped lands situated between TWP's 38-19-W4M and 50-26-W4M, inclusive, including all right, title, estate and interest of the APF Parties in and to (a) any and all leases, reservations, permits, licenses and other documents of title by virtue of which the holder thereof is entitled to drill for, win, take and remove petroleum, natural gas and related hydrocarbons, therefrom; (b) any and all tangible depreciable property and assets which are located within, upon or in the vicinity of or appurtenant to those lands and which are used to produce, process, gather, treat measure, make marketable leased substances or in connection with water injection or removal operations including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks boilers, communication equipment and any tangible depreciable property used in connection with or with operations at any gas plant, including all machinery, buildings, valves, piping, equipment, supplies, furnishings and other accessories; and (c) any and all contracts and agreements relating to petroleum and natural gas rights and tangibles, including gas purchase contracts, processing agreements, transportation agreements, agreements for the construction, ownership and operation of facilities, rights to enter upon, use or occupy, the surface of any of those lands which are or may be used to gain access to or otherwise use petroleum and natural gas rights and tangibles, all records, books, documents, licences, reports, files and data which relate to petroleum and natural gas rights and tangibles (including all seismic, geological and geophysical information, interpretations and data pertaining to petroleum and natural gas rights), all wells, wellbores and casing; and

(mm) "**Warrants**" means warrants to purchase 1163947 Shares at the price per share, payable only by tendering APF Inc. Notes, determined by dividing the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement by the number of APF Units outstanding on the Effective Date.

1.2 The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 If the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

> The purpose of the Plan is to implement a division of the business carried on by APF Inc. resulting in: (i) the distribution to APF Unitholders of APF Inc. Notes and Warrants; (ii) the election by APF Unitholders to exercise their Warrants and direct that their APF Inc. Notes be tendered in payment of the exercise price the Warrants or not exercise their Warrants and retain their APF Inc. Notes; (iii) the issuance of 1163947 Shares upon the exercise of the Warrants; (iv) the amalgamation of Rockyview and 1163947; and (v) the purchase by Amalco from APF of the Rockyview Assets for consideration including the APF Inc. Notes tendered by APF Unitholders to 1163947 in payment of the exercise price of Warrants.

2.2 At the Effective Time, the Plan shall be binding upon APF Trust, APF Inc., Rockyview, 1163947 and the APF Unitholders.

2.3 Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Plan shall become effective unless all of the provisions of the Plan shall have become effective.

ARTICLE 3
ARRANGEMENT

3.1 At the Effective Time, each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality:

(a) the APF Trust Indenture and other constating documents of the APF Parties will be amended to the extent necessary to facilitate the Arrangement;

(b) 1163947 shall issue to Rockyview in exchange for the Adjustable Note that number of Warrants that is equal to the number of APF Units outstanding immediately before the Effective Time;

(c) APF Inc. and 1163947 shall enter into the Purchase and Sale Agreement;

(d) Rockyview shall declare a dividend in the amount of $1.00 payable immediately to APF Inc.;

(e) Rockyview shall transfer the Warrants issued under subsection 3.1(b)to APF Inc. in full satisfaction of the dividend declared under subsection 3.1(d);

(f) APF Inc. shall:

 (i) transfer the Warrants received under subsection 3.1(e) to APF Trust in repayment of a principal amount of $1.00 owed by APF Inc. to APF Trust under existing promissory notes; and

 (ii) issue APF Inc. Notes to APF Trust in repayment of debt owed by APF Inc. to APF Trust under existing promissory notes;

(g) APF Trust shall issue the Warrants and the APF Inc. Notes received under 3.1(f) and pay cash to the Depositary in trust for the APF Unitholders of record immediately before the Effective Time on the following basis:

 (i) for APF Unitholders who are Residents, one (1) Warrant and one (1) APF Inc. Note for each APF Unit held;

 (ii) for APF Unitholders who are Non-Residents, 17/20ths of a Warrant, 17/20ths of an APF Inc. Note and cash (which shall be withheld by APF Trust and remitted as provided for below) in the amount equal to the fair market value of 3/20ths of a Warrant and 3/20ths of the principal amount of an APF Inc. Note; and

 APF Trust shall remit to the Canada Revenue Agency on behalf of each APF Unitholder who is a Non-Resident, cash withheld from distribution on account of their tax obligation under Part XIII.2 of the Income Tax Act;

(h) each APF Unitholder shall:

 (i) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants; or

 (ii) not exercise their Warrants and retain APF Inc. Notes,

 as elected by the APF Unitholder;

(i) 1163947 Shares issuable pursuant to exercised Warrants shall be issued to the Depositary in trust for the holders of APF Units entitled thereto and shall be entered in the register of the 1163947 Shares, and Warrants not exercised shall expire;

(j) Rockyview and 1163947 shall amalgamate and continue as one corporation under the ABCA in accordance with the Amalgamation Agreement attached as Schedule A hereto;

(k) the issued and outstanding Amalco Shares shall be consolidated on a six for one basis so that each six Amalco Shares immediately prior to the consolidation shall become one Amalco Share immediately after the consolidation. In the event that the consolidation would otherwise result in an APF Unitholder being entitled to a fractional Amalco Share, an adjustment will be made to the next highest whole number of Amalco Shares. In calculating such fractional interests, all APF Units held by a registered holder of APF Units immediately prior to the Effective Time shall be aggregated;

(l) the Rockyview Assets shall be transferred to Amalco in accordance with the Purchase and Sale Agreement and APF Inc. Notes received by 1163947 in satisfaction of the exercise price of Warrants shall be delivered by Amalco to APF Inc. and shall be accepted by APF Inc. in payment of that portion of the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement which is equal to the aggregate principal amount of all APF Inc. Notes so delivered and the balance of the purchase price of the Rockyview Assets shall be paid by Amalco to APF Inc. in cash; and

(m) the Amalco Multiple Voting Shares shall be redeemed for $1.00 and the Articles of Amalgamation of Amalco shall be amended by canceling the Multiple Voting Shares.

3.2 The election contemplated by paragraph 3.1(h) shall be made as follows:

(a) each APF Unitholder of record immediately before the Effective Time shall elect to exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants, or not exercise their Warrants and retain APF Inc. Notes, by depositing, by the Election Deadline with the Depositary, a duly completed Letter of Transmittal and Election Form indicating such Holder's election;

(b) any Holder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline shall be deemed to have elected to exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants; provided that, APF Unitholders who are located in the United States, or who are believed by Amalco to be located in the United States at the Effective Time may receive Amalco Shares only if an exemption from the registration requirements of applicable state securities laws is available;

(c) any deposit of a Letter of Transmittal and Election Form may be made at any of the addresses of the Depositary specified in the Letter of Transmittal and Election Form; and

(d) an APF Unitholder who holds APF Units as a nominee, custodian, depository, trustee or in any other representative capacity for beneficial owners of APF Units may submit multiple Letter of Transmittal and Election Forms.

3.3 Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Warrants will be issued at the Effective Time and will immediately be exercised or expire, and therefore, APF Unitholders will not be issued certificates for Warrants. In lieu of issuing certificates for Warrants to holders of APF Units, a global certificate for the Warrants will be issued to the Depositary in trust for APF Unitholders. On behalf of APF Unitholders who exercise or are deemed to have exercised their Warrants, the Depositary will surrender a global certificate for their Warrants to 1163947 against certificates for 1163947 Shares issuable thereunder.

4.2 APF Inc. Notes will be issued at the Effective Time. APF Inc. Notes issued to APF Unitholders who elect or are deemed to have elected to exercise their Warrants will immediately be tendered in satisfaction of the exercise price of Warrants. Certificates for APF Inc. Notes will not be issued to such APF Unitholders. In lieu of issuing certificates for APF Inc. Notes to such APF Unitholders, a global certificate for their APF Inc. Notes will be issued to the Depositary in trust for such APF Unitholders. On behalf of such APF Unitholders the Depositary will transfer a global certificate for their APF Inc. Notes to 1163947 in satisfaction of the exercise price of their Warrants against certificates for 1163947 Shares issuable.

4.3 APF Unitholders who elect or are deemed to have elected to exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants will not be issued certificates for 1163947 Shares. In lieu of issuing certificates for 1163947 Shares to such APF Unitholders, a global certificate for their 1163947 Shares will be issued to the Depositary in trust for such APF Unitholders. On behalf of such APF Unitholders the Depositary will surrender the global certificate for 1163947 Shares to Amalco against certificates for Amalco Shares.

4.4 Certificates for Amalco Shares and APF Inc. Notes will be delivered to an APF Unitholder entitled to same:

(a) by forwarding or cause them to be forwarded by first class mail (postage prepaid) to such APF Unitholder at the address specified in the Letter of Transmittal and Election Form deposited with the Depositary by that APF Unitholder, or if the Letter of Transmittal and Election Form does not specify an address, at the address of that APF Unitholder appearing on the register of APF on the Effective Date; or

(b) if requested by such APF Unitholder in the Letter of Transmittal and Election Form deposited with the Depositary by that APF Unitholder, make available or cause to be made available at the Depositary for pickup by such APF Unitholder.

4.5 In the event any certificate which immediately prior to the Time of Closing represented one or more outstanding APF Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, Amalco will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Amalco Shares (and any distributions or other payments with respect thereto) or APF Inc. issue a certificate for APF Inc. Notes deliverable in accordance with such holder's Letter of Transmittal. When authorizing such issuance of Amalco Shares or APF Inc. Notes in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Amalco Shares or APF Inc. Notes is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agents or APF Inc. and the Depositary in such sums as Amalco or APF Inc., as the case may be, may direct or otherwise indemnify Amalco or APF Inc. in a manner satisfactory to Amalco or APF Inc. against any claim that may be made against Amalco or APF Inc. with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 Any certificate which immediately prior to the Time of Closing represented outstanding APF Units (or securities of any predecessor of APF) that were not deposited, with all other instruments required by Section 3.2, on or prior to the sixth anniversary of the Closing Date, shall cease to represent a claim or interest of any kind or nature as a holder of Amalco Shares (including, without limitation any dividends, distributions, payments or interest in respect thereof) or APF Inc. Notes. On such date, the Amalco Shares or APF Inc. Notes to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco or APF Inc., as the case may be, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder.

4.7 APF Trust, APF Inc., Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to an APF Unitholder such amounts as APF Trust, APF Inc., Amalco or the Depositary is required to deduct and withhold with respect to such payment under the Income Tax Act, the United States *Internal Revenue Code of 1986* or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the APF Unitholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1 APF Trust, APF Inc., Rockyview and 1163947 reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) agreed to by APF Trust, APF Inc., Rockyview and 1163947, (b) filed with the Court and, if made following the Meeting, approved by the Court, and (c) communicated to APF Unitholders in the manner required by the Court (if so required).

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by APF Trust, APF Inc., Rockyview and 1163947 at any time prior to or at the Meeting (provided that APF Trust, APF Inc., Rockyview and 1163947 shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement which is approved by the court following the Meeting shall be effective only (a) if it is consented to by APF Trust, APF Inc., Rockyview and 1163947, (b) if required by the Court or applicable law, it is consented to by the APF Unitholders.

SCHEDULE A TO EXHIBIT I

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the 20th day of May, 2005.

AMONG:

ROCKYVIEW ENERGY INC., a body corporate incorporated under the laws of Alberta (hereinafter called **"Rockyview"**)

OF THE FIRST PART

- and -

1163947 ALBERTA INC., a body corporate incorporated under the laws of Alberta (hereinafter called **"1163947"**)

OF THE SECOND PART

WHEREAS Rockyview and 1163947 wish to amalgamate and continue as one corporation under the ABCA;

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the above premises and of the covenants, agreements, representations and warranties hereinafter contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions**. In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

(a) **"1163947 Common Share"** means a fully paid non-assessable Common Share in the capital of 1163947;

(b) "**1163947 Multiple Voting Share**" means a multiple voting share of 1163947 entitling the holder to one million (1,000,000) votes on each question that comes before a meeting of shareholders;

(c) **"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant to the ABCA;

(d) **"Agreement"**, "this Agreement", "herein", "hereby", "hereof", "hereunder" and similar expressions mean or refer to this agreement, together with the schedules hereto and any amendments hereto;

(e) **"Amalco"** means the continuing corporation to be constituted upon completion of the Amalgamation;

(f) **"Amalco Common Shares"** means common shares in the capital of Amalco;

(g) "**Amalco Multiple Voting Share**" means a multiple voting share of Amalco entitling the holder to one million (1,000,000) votes on each question that comes before a meeting of shareholders;

(h) "**Amalgamating Corporations**" means Rockyview and 1163947 and "**Amalgamating Corporation**" means any one of them;

(i) "**Amalgamation**" means the amalgamation of 1163947 and Rockyview pursuant to Section 181 of the ABCA provided for herein;

(j) "**Articles of Amalgamation**" means the Articles of Amalgamation with respect to the Amalgamation, in the form attached hereto;

(k) "**Certificate of Amalgamation**" means the certificate of amalgamation for the Amalgamation issued pursuant to Subsection 185(4) of the ABCA;

(l) "**Effective Date**" means the effective date of the Amalgamation, which shall be the date of the Certificate of Amalgamation;

(m) "**person**" means a natural person, firm, corporation, trust, partnership, joint venture, governmental body or agency or association; and

(n) "**Rockyview Common Share**" means a fully paid non-assessable Common Share in the capital of Rockyview.

1.2 **Interpretation Not Affected by Headings, etc.** The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto.

1.3 **Number, etc.** Words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

1.4 **Currency.** All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

ARTICLE 2
AMALGAMATION

2.1 **Amalgamation**. 1163947 and Rockyview agree to amalgamate and continue as one corporation on and from the Effective Date in accordance with the provisions of the ABCA upon and subject to the terms and conditions hereinafter set forth.

2.2 **Name**. The name of Amalco shall be Rockyview Energy Inc.

2.3 **Authorized Capital**. Amalco shall be authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Preferred Shares and 100 Multiple Voting Shares having the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation.

2.4 **Restriction on Share Transfer.** There shall be no restrictions on the transfer of shares of Amalco.

2.5 **Number of Directors**. The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be fifteen (15).

2.6 **First Directors**. The first directors of Amalco shall be the persons whose names and addresses are set forth below:

Name	**Address**
Steven G. Cloutier	1205 Montreal Avenue Calgary, AB T2T 0Z6
Martin Hislop	536 Coach Grove Road SW Calgary, AB T3H 1J4
John A. Howard	918A Royal Avenue SW Calgary, AB T2T 0L5
Nancy M. Penner	4112 – 15th Street SW Calgary, AB T2T 4A9

The first directors shall hold office until the first annual meeting of the shareholders of Amalco, or until their successors are duly appointed or elected.

2.7 **Officers**. The first officers of Amalco shall be the persons whose names are set forth below, who shall hold the offices set forth opposite their respective names during the pleasure of the Board of Directors of Amalco:

Name	**Office Held**
Steven G. Cloutier	Chief Executive Officer
Alan MacDonald	Vice-President, Finance & Chief Financial Officer
Daniel K. Allan	Vice-President, Exploration and Production
Wayne Geddes	Vice-President, Land
Howard Anderson	Vice-President, Engineering

2.8 **Restrictions on Business**. There shall be no restrictions on the business that Amalco may carry on.

2.9 **Articles of Amalgamation and By-laws.** The Articles of Amalgamation Amalco shall be in the form attached hereto and the by-laws of Amalco shall be the by-laws of Rockyview in effect on the Effective Date.

2.10 **Manner of Conversion of Issued Securities**. On the Effective Date:

(a) the issued and outstanding Rockyview Common Shares shall be cancelled and the holders thereof shall receive, in the aggregate one dollar ($1.00) instead of receiving securities of Amalco;

(b) each issued and outstanding 1163947 Common Share (other than 1163947 Common Shares held by Rockyview) shall be exchanged for one (1) fully-paid and non-assessable Amalco Common Share;

(c) the issued and outstanding 1163947 Common Shares held by Rockyview shall be cancelled without any repayment of capital; and

(d) each issued and outstanding 1163947 Multiple Voting Shares shall be exchanged for one (1) fully-paid and non-assessable Amalco Multiple Voting Share.

2.11 **Certificates**. On the Effective Date:

(a) the holders of the 1163947 Common Shares, the 1163947 Multiple Voting Shares and the Rockyview Common Shares shall cease to be holders of such shares;

(b) the holders of 1163947 Common Shares other than Rockyview shall be deemed to be the holders of Amalco Common Shares to which they are entitled in accordance with this Article;

(c) the holders of the 1163947 Multiple Voting Shares shall be deemed to be holders of Amalco Multiple Voting Shares to which they are entitled in accordance with this Article;

(d) the certificates representing the 1163947 Common Shares, the 1163947 Multiple Voting Shares and the Rockyview Common Shares shall be surrendered to Amalco and, upon such surrender:

(i) certificates for the Rockyview Common Shares shall be cancelled and the holders thereof shall be entitled to receive payments to which they are entitled;

(ii) the certificates representing the 1163947 Common Shares held by Rockyview shall be cancelled and the holders of certificates for 1163947 Common Shares other than Rockyview shall be entitled to receive certificates representing the number of Amalco Common Shares to which they are so entitled; and

(iii) the certificates representing 1163947 Multiple Voting Shares shall be cancelled and the holders of certificates for the 1163947 Multiple Voting Shares shall be entitled to receive certificates representing the number of Amalco Multiple Voting Shares to which they are so entitled.

2.12 **Effect of Amalgamation.** On the Effective Date:

(a) the amalgamation of the Amalgamating Corporations and their continuance as one corporation shall become effective;

(b) the registered office of Amalco under the ABCA shall be 3400, 150-6th Avenue SW, Calgary, Alberta T2P 3Y7;

(c) the property of each of the Amalgamating Corporations shall continue to be the property of Amalco;

(d) Amalco shall continue to be liable for the obligations of each of the Amalgamating Corporations;

(e) an existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(f) any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(g) a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against Amalco; and

(h) the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco.

ARTICLE 3
GENERAL

3.1 **Entire Agreement.** The terms and provisions herein contained and the schedules hereto constitute the entire agreement between the parties and shall supersede all previous oral or written communications.

3.2 **Binding Effect**. This Agreement shall be binding upon and enure to the benefit of the parties hereto.

3.3 **Assignment**. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

3.4 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

3.5 **Severability**. In the event that any provisions contained in this Agreement shall be declared invalid, illegal or unenforceable by a court or other lawful authority of competent jurisdiction, this Agreement shall continue in force with respect to the enforceable provisions and all rights and remedies accrued under the enforceable provisions shall survive any such declaration, and any non-enforceable provision shall to the extent permitted by law be replaced by a provision which, being valid, comes closest to the intention underlying the invalid, illegal and unenforceable provision.

3.6 **Counterparts and Facsimile Copies**. This Agreement may be executed in separate counterparts, and all such counterparts when taken together shall constitute one (1) agreement. The parties shall be entitled to rely on delivery of a facsimile copy of the executed Agreement and such facsimile copy shall be legally effective to create a valid and binding Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ROCKYVIEW ENERGY INC.	**1163947 ALBERTA INC.**
per Signed "Steven Cloutier"	per Signed "Steven Cloutier"
per Signed "Alan MacDonald"	per Signed "Alan MacDonald"

Articles Of Amalgamation

Business Corporations Act
Section 179

1. Name of Amalgamated Corporation

ROCKYVIEW ENERGY INC.

2. The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

See attached "Share Structure"

3. Restrictions on share transfers (if any):

None.

4. Number, or minimum and maximum number of directors:

Minimum: Three (3) – Maximum: Fifteen (15)

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

None.

6. Other provisions (if any):

See attached "Other Rules or Provisions".

7.

Name of Amalgamating Corporations	Corporate Access Number
ROCKYVIEW ENERGY INC.	2011639248
1163947 ALBERTA INC.	2011639479

____
Name of Person Authorizing *(please print)*

____
Signature

Director
Title *(please print)*

June ____, 2005
Date

SHARE STRUCTURE
OF
ROCKYVIEW ENERGY INC.
(the "Corporation")

A. Common Shares

1. The Corporation is authorized to issue an unlimited number of Common Shares having the following rights, privileges, restrictions and conditions:

(a) excepting meetings at which only a specified class or series of shares is entitled to vote, holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, and on each question that comes before the meeting to have one vote for each Common Share held;

(b) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Common Shares with respect to the receipt of property of the Corporation on the liquidation, dissolution, or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, in the event of the liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property of the Corporation equally with the holders of the Multiple Voting Shares; and

(c) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Common Shares with respect to the receipt of dividends, the Directors of the Corporation in their absolute discretion may declare and pay dividends on the Common Shares to the exclusion of any other class or classes of shares and may declare and pay dividends on any other class or classes of shares to the exclusion of the Common Shares.

B. Multiple Voting Shares

1. The Corporation is authorized to issue 100 Multiple Voting Shares having the following rights, privileges, restrictions and conditions:

(a) excepting meetings at which only a specified class or series of shares is entitled to vote, holders of Multiple Voting Shares shall be entitled to

receive notice of and to attend all meetings of shareholders of the Corporation, and on each question that comes before the meeting to have 1,000,000 votes for each Multiple Voting Share held;

(b) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Multiple Voting Shares with respect to the receipt of property of the Corporation on the liquidation, dissolution, or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, in the event of the liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pro rata with the holders of the Common Shares in the receipt of the remaining property of the Corporation; and

(c) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Multiple Voting Shares with respect to the receipt of dividends, the Directors of the Corporation in their absolute discretion may declare and pay dividends on the Multiple Voting Shares to the exclusion of any other class or classes of shares and may declare and pay dividends on any other class or classes of shares to the exclusion of the Multiple Voting Shares.

C. Preferred Shares

1. The Corporation is authorized to issue an unlimited number of Preferred Shares which shall be issuable in one or more series, each series having such designation, consisting of such number and having such rights, privileges, restrictions and conditions as the Directors of the Corporation may determine before issuance and as are not inconsistent with the following rights, privileges, restrictions and conditions:

(a) in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares shall be entitled to a preference with respect to the payment of unpaid cumulative dividends and declared but unpaid non cumulative dividends on the Preferred Shares over the holders of the Common Shares, the Multiple Voting Shares and the holders of any other class or series of shares ranking junior to the Preferred Shares with respect to the receipt of dividends on the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(b) without limiting the generality of the power and authority of the Directors of the Corporation to fix the rights, privileges, restrictions and conditions attaching to any series of the Preferred Shares, the Directors of the Corporation shall have the power and authority, subject to any limitations contained in the *Business Corporations Act* (Alberta), and to the limitations set out above, to determine, prior to issuance of any series of the Preferred Shares:

(i) the terms and extent of the preference of the holders of shares of such series to receive dividends thereon and whether such dividends shall be cumulative or non cumulative; the rate or amount or method of calculating such dividends and the time, place and method of payment thereof;

(ii) the price and terms, if any, of the whole or partial redemption of the shares of such series including the right, if any, of any holder of shares of such series to require the Corporation to purchase or redeem same; the time, place and method of payment of the redemption or purchase price thereof; and the terms of any plan or sinking fund, if any, to provide for such redemption or purchase;

(iii) the right, if any, of any holder of shares of such series to convert or exchange such shares for shares of any other class or series or for other securities issued by the Corporation and the price or rate or method of calculating the price or rate at which such right to convert or exchange may be exercised and the events, if any, upon which such price, rate or method will be amended; and

(iv) the right, if any, of holders of shares of such series to receive notice of and attend and vote at meetings of shareholders of the Corporation; the events, if any, giving rise to such rights; the circumstances, if any, during which such rights will continue; the matters, if any, in respect of which such rights may be exercised; and the number of votes which may be cast in respect of each such share held.

OTHER RULES OR PROVISIONS
OF
ROCKYVIEW ENERGY INC.
(the "Corporation")

---

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

APPENDIX "G"

INTERIM ORDER

Action No. 0501-05890

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING APF ENERGY TRUST, ITS SECURITYHOLDERS, APF ENERGY INC., 1163924 ALBERTA INC. AND 1163947 ALBERTA INC.

BEFORE THE HONOURABLE JUSTICE B. E. ROMAINE IN CHAMBERS	At the Court House, Calgary, Alberta, on Thursday, the 19th day of May, 2005.

INTERIM ORDER

UPON THE APPLICATION of APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF Inc."), Rockyview Energy Inc. ("Rockyview") and 1163947 Alberta Inc. ("1163947"); **AND UPON** reading the Petition and Affidavit of Alan MacDonald, and the documents referred to therein; **AND UPON** hearing counsel for APF Trust; **AND UPON** noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been notified of the proposed application and does not intend to appear or make submissions.

IT IS HEREBY ORDERED THAT:

1. APF Trust shall convene a special meeting (the "Meeting") of the holders ("Unitholders") of its trust units ("APF Units") on or about June 20, 2005 for the purposes of considering and, if thought fit, approving and agreeing to an arrangement (the "Arrangement") under s. 193 of the *Business Corporations Act* (Alberta) ("ABCA") involving APF Trust, its Unitholders, APF Inc., Rockyview and 1163947 and the holders of common shares of 1163947 issued as a result of the Arrangement and as contemplated in the plan of arrangement outlined in the draft Proxy Statement and Information Circular of APF Trust (the "Information

Circular") in substantially final form annexed as Exhibit A to the Affidavit of Alan MacDonald, which is filed in this action, and transacting such other business as is contemplated by the Information Circular or as otherwise may properly be brought before the Meeting.

2. At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, there be mailed or delivered with postage prepaid, to Unitholders of record on May 11, 2005 (the "Record Date"), and to the directors of APF Inc., the auditors of APF Trust and to the Executive Director;

   (i) a Notice of Special Meeting of Unitholders;

   (ii) the Information Circular; and

   (iii) a Notice of Petition;

   all in substantially the forms which are Exhibit A to the Affidavit of Alan MacDonald with such amendments as counsel may advise, together with instruments of proxy and such other material as APF Inc. may consider fit.

3. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

4. Any registered holder of APF Units as at the close of business on the Record Date may attend the Meeting and vote at the Meeting, either in person or by proxy and any usual or common form of instruments of proxy may be used for such purpose.

5. To be valid, a proxy must be deposited with APF Trust in the manner described in the Information Circular.

6. Subject to what may be provided hereafter, at the Meeting, each holder of APF Units shall be entitled to one vote for each APF Unit held, in respect of the special resolution approving the Arrangement.

7. The Chairman of APF Inc. or, failing him, the President of APF Inc. or, failing him, any other officer of APF Inc. or failing them any person to be chosen at the Meeting, shall be the Chairman of the Meeting.

8. The majority required to pass the special resolution approving the Arrangement shall be 66 2/3% of the aggregate votes cast by holders of the APF Units at the Meeting in person or by proxy.

9. Unitholders shall not be accorded the right to dissent under Section 191 of the ABCA with respect to the special resolution approving the Arrangement

10. In respect to matters to be brought before the Meeting pertaining to items of business affecting Rockyview or 1163947 (other than the special resolution approving the Arrangement), each holder of APF Units shall be entitled to one vote on a ballot at the Meeting for each APF Unit held and such resolutions will be effective resolutions of the shareholders of Rockyview or 1163947 as if passed at a meeting of the shareholders of Rockyview or 1163947.

11. The quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 10% of the aggregate of the APF Units entitled to be voted at such Meeting, provided that, if no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the Chairman of the Meeting, and at such adjourned Meeting, those persons present in person or by proxy, entitled to vote at such Meeting, will constitute a quorum for the adjourned Meeting.

12. In all other respects, the Meeting shall be conducted in accordance with the Trust Indenture of APF Trust subject to such modifications as may be adopted at the Meeting.

13. Sending of the Notice of Petition with the Information Circular shall be good and sufficient notice to all Unitholders of the hearing of the Petition, this Order and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of

service need be made and no other material need be served on such persons in respect of these proceedings.

14. Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, APF Trust, APF Inc., Rockyview and 1163947 may proceed with an application for the Final Order for approval of the Arrangement at 1:15 p.m. on June 20, 2005 at the Court House, Calgary, Alberta or so soon thereafter as counsel may be heard.

15. Any Unitholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Unitholder or other interested party files with the Court and serves upon APF Trust on or before 12:00 p.m. (noon) on June 13, 2005, a Notice of Intention to Appear, setting out such Unitholder's or other interested party's address for service and indicating whether such Unitholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on APF Trust, APF Inc., Rockyview and 1163947 shall be effected by service upon the solicitors for APF Trust, APF Inc., Rockyview and 1163947, Parlee McLaws LLP, 3400, 150 – 6th Avenue SW, Calgary, Alberta, T2P 3Y7, Attention: G. Scott Watson.

16. If the application for final approval of the Arrangement is adjourned, only those parties appearing before this Court for the final application on that date shall have notice of the adjourned date.

17. Service of notice of this application on any person is hereby dispensed with.

18. APF Trust, APF Inc., Rockyview and 1163947 are entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Honourable Court may direct.

(Signed) *"B.E.C. Romaine"*
J.C.Q.B.A.

ENTERED this 19th day of May, 2005.

(Signed) "*The Clerk of the Court*"
The Clerk of the Court of Queen's Bench

Action No. 0501-05890

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING APF ENERGY TRUST, ITS SECURITYHOLDERS, APF ENERGY INC., 1163924 ALBERTA INC. AND 1163947 ALBERTA INC.

INTERIM ORDER

PARLEE McLAWS LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
3400, 150 – 6th Avenue SW
Calgary, Alberta T2P 3Y7
Attention: G. Scott Watson
Telephone: (403) 294-7000
Facsimile: (403) 265-8263

File Number: **52932-65/NMP**

APPENDIX "H"

INFORMATION RESPECTING ROCKYVIEW

TABLE OF CONTENTS

NOTES ON RESERVES DATA

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved**" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Developed Producing**" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing**" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped**" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"**Probable**" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"**gross**" means:

(a) in relation to an issuer's interest in production or reserves, its "**company gross reserves**", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer;

(b) in relation to wells, the total number of wells in which an issuer has an interest; and

(c) in relation to properties, the total area of properties in which an issuer has an interest.

"**net**" means

(d) in relation to an issuer's interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the its royalty interests in production or reserves;

(e) in relation to an issuer's interest in wells, the number of wells obtained by aggregating the issuer's working interest in each of its gross wells; and

(f) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.

NOTICE TO READER

As at the date hereof, Rockyview has not carried on any active business. Pursuant to the Arrangement, Rockyview will acquire the Rockyview Assets from APF Inc. coincident with the Arrangement becoming effective. The disclosure in this Appendix has been prepared assuming that the acquisition of the Rockyview Assets by Rockyview has been completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular.

ROCKYVIEW ENERGY INC.

Rockyview Energy Inc., referred to herein as "**Rockyview**" or the "**company**", was incorporated under the ABCA as 1163924 Alberta Inc. on April 12, 2005. On April 28, 2005, Rockyview amended its articles of incorporation to change its name to "Rockyview Energy Inc.". Rockyview will amalgamate with 1163947 pursuant to the Arrangement. Neither Rockyview nor 1163947 has carried on any active business since incorporation.

The head and principal office of Rockyview will be located at 2250, 801 - 6th Avenue S.W., Calgary, Alberta, T2P 3W2 and its registered office is located at Suite 3400, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

Rockyview will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Rockyview Shares issuable pursuant to the Arrangement. Application has been made to list the Rockyview Shares on the TSX. The listing of the Rockyview Shares on the TSX will be subject to Rockyview meeting the original listing requirements of the TSX. If Rockyview is not able to meet the original listing requirements of the TSX then Rockyview will seek to list the Rockyview Shares on another Canadian stock exchange. **Conditional listing approval has not yet been obtained and there can be no assurance that the Rockyview Shares will be listed on the TSX or any other stock exchange.** While Rockyview intends to continue to seek a listing for the Rockyview Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listings is not a condition of the parties to the completion of the Plan of Arrangement.

THE BUSINESS OF ROCKYVIEW

General

Pursuant to the Arrangement, APF Unitholders will be entitled to acquire common shares of Rockyview and Rockyview will acquire the Rockyview Assets from APF Inc. See "Arrangement" in the Information Circular for the complete details of the Arrangement.

Immediately following the completion of the Arrangement, Rockyview will complete the Rockyview Private Placement. See "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement" in the Information Circular.

A complete description of the Rockyview Assets, including the natural gas and oil reserves attributable to them, is provided in this Appendix. Pro forma financial information concerning Rockyview, after the acquisition of the Rockyview Assets, is provided in the Pro Forma Consolidated Financial Statements attached as Schedule "B" to this Appendix. Attached at Schedule "A" to this Appendix is a Statement of Net Operating Revenue concerning the principal Rockyview Assets for the years ended December 31, 2004 and 2003.

Following the Arrangement, Rockyview will engage in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the province of Alberta. Rockyview will have approximately 1,000 boe/d of initial production and 55,815 net acres of undeveloped land.

Business Plan

Rockyview's objective is to grow cash flow, production and reserves on a per unit basis through a combination of effective drilling and accretive acquisitions. The most essential factor in achieving this is an integrated management team with a cohesive plan to extract maximum value form the Rockyview asset base.

Strong Management

Drawing on a collective experience of more than one hundred years in the oil and gas business, Rockyview's management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that will allow Rockyview to move nimbly to identify, evaluate and execute on value-added initiatives. See "Directors and Officers" below.

Drilling and Acquisitions

Rockyview's management team has demonstrated top decile performance in its ability to generate, high-grade and monetize drilling prospects. While at APF Inc., this group was responsible for a drilling program which, from 2001 to 2004, was the only one among the royalty trust sector that, on average, replaced at least 100 per cent of its production through the drill bit and other production enhancement techniques. By creating a drilling program that comprised low risk development, step out and exploration initiatives, APF Inc. demonstrated that it could effectively maximize the value of its asset base through a diversified portfolio management approach.

The inventory for this drilling activity was created through grass roots initiatives such as crown land acquisitions and farm-ins, as well as through corporate and asset acquisitions. Immediately prior to the announcement of its merger with StarPoint and with more than 500,000 net acres, APF Inc. had one of the sector's highest ratios of undeveloped land to daily production.

APF Inc. also demonstrated an ability to execute effectively on mergers and acquisitions. Focussing not only on the quality of on-stream production but also on the upside still resident in an acquisition opportunity, APF Inc. was able to quickly turn this potential to its unitholders account, becoming one of the highest cash-flowing trusts.

Operating Focus

Rockyview's initial assets are located in the greater Wood River area, located between Red Deer and Edmonton in south-central Alberta. This gas-prone area is prospective in numerous geological formations, for both conventional production as well as CBM. In addition to a stable production base that comes with an operated infrastructure of facilities, Rockyview has 55,815 acres of undeveloped land from which it can grow its platform.

Initially, Rockyview will allocate most of its human and financial resources to developing this operating area. This will include executing on a drilling program that has currently identified approximately 50 locations, ranging from low-risk development wells to higher-impact exploration wells.

Using a strategy that will take advantage of the management team's strengths, Rockyview will also identify and evaluate two to three new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Building Rockyview with a focussed set of properties will position the company more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a trust.

Competition

The oil and natural gas industry is competitive in all its phases. Rockyview will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Rockyview's competitors will include resource companies that have greater financial resources, staff and facilities than those of Rockyview. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Rockyview anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Seasonal Factors

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See below under the heading "Industry Conditions - Environmental Regulation".

Personnel

As at the date of the Information Circular, Rockyview has no employees. After giving effect to the Arrangement, Rockyview expects that it will have 5 officers and 7 employees at its office in Calgary. Rockyview will seek to add additional employees in the future to meet its growth objectives.

Credit Facilities

Rockyview is working with a Schedule "A" bank to provide a $12 to $14 million credit facility to Rockyview.

STATEMENT OF RESERVES DATA

Information in this Statement of Reserves Data is prescribed by Section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**"). Terms for which a meaning is given in NI 51-101 have the same meaning in this Statement.

The information provided with respect to the reserves data of Rockyview is effective December 31, 2004 and was prepared May 16, 2005.

The Rockyview Report was consolidated by GLJ and includes Canadian CBM properties which were evaluated by Sproule Associates Ltd. and conventional oil and gas properties which were evaluated by GLJ. APF Inc. provided GLJ personnel with basic information which included land and accounting data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Rockyview Report is based, was obtained from public records, other operators, and from GLJ non-confidential files.

A report on reserves data respecting the Rockyview Assets by GLJ and a report of management and directors on oil and gas disclosure are provided in Schedule "D" to this Appendix "H".

Reserves Data

The following tables set forth certain information relating to the oil and natural gas reserves attributable to the Rockyview Assets, and the present value of the estimated future net revenue associated with such reserves, and is derived from the Rockyview Report. **It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES							
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
PROVED								
Developed Producing	61	62	6,854	5,749	43	30	1,246	1,050
Developed Non-Producing	-	-	1,970	1,618	13	8	342	278
Undeveloped	-	-	770	683	-	-	128	114
TOTAL PROVED	61	62	9,593	8,051	56	38	1,716	1,442
PROBABLE	173	158	7,235	6,227	28	20	1,407	1,215
TOTAL PROVED PLUS PROBABLE	234	219	16,828	14,277	84	58	3,123	2,657

Columns may not add due to rounding.

RESERVES CATEGORY	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED					
Developed Producing	31.3	24.9	21.6	19.3	17.6
Developed Non-Producing	6.8	5.9	5.1	4.5	4.0
Undeveloped	1.6	1.3	1.0	0.8	0.7
TOTAL PROVED	39.7	32.0	27.7	24.6	22.3
PROBABLE	34.7	26.1	20.4	16.4	13.6
TOTAL PROVED PLUS PROBABLE	74.4	58.1	48.1	41.0	35.8

Columns may not add due to rounding.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES							
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
PROVED								
Developed Producing	61	62	6,747	5,653	42	30	1,228	1,034
Developed Non-Producing	-	-	1,980	1,624	13	8	343	279
Undeveloped	-	-	578	507	-	-	96	85
TOTAL PROVED	61	62	9,305	7,784	56	38	1,668	1,397
PROBABLE	173	158	7,414	6,390	28	20	1,437	1,243
TOTAL PROVED PLUS PROBABLE	234	220	16,718	14,174	84	58	3,104	2,640

Columns may not add due to rounding.

RESERVES CATEGORY	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED					
Developed Producing	26.9	21.4	18.8	17.0	15.6
Developed Non-Producing	5.8	5.1	4.4	3.9	3.5
Undeveloped	1.2	1.0	0.9	0.7	0.6
TOTAL PROVED	33.9	27.5	24.1	21.6	19.7
PROBABLE	28.9	22.0	17.2	13.9	11.5
TOTAL PROVED PLUS PROBABLE	62.9	49.5	41.3	35.5	31.2

Columns may not add due to rounding.

Notes:

(1) The net present value of future net revenues has been presented only on a before income taxes basis.
(2) "Gross" reserves are the company working interest share before deduction of royalties and without including royalty interests.
(3) "Net" reserves are the company working interest share after deduction of royalty obligations, plus royalty interests.
(4) ARTCs associated with eligible interests have not been included.
(5) The effect on projected revenues of hedging activity that may be carried out has not been included.
(6) Processing income was included as "Other Income" in the corporate total economic forecast.
(7) Provisions for the abandonment and reclamation of only those company wells assigned reserves by GLJ and Sproule were included.
(8) General and administrative costs and overhead recovery were not included.
(9) The constant price analysis was performed by rerunning the evaluation database using fixed last day (December 31, 2004) posted pricing and no cost escalations.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	77,276	11,202	19,206	6,091	1,122	39,655	0	39,655
Proved Plus Probable Reserves	134,478	19,163	28,523	10,985	1,413	74,393	0	74,393

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,129
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	21,575
	Total	27,704
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	11,687
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	36,395
	Total	48,082

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	70,503	10,288	19,659	5,397	1,218	33,941	0	33,941
Proved Plus Probable Reserves	124,532	17,736	31,018	11,163	1,739	62,876	0	62,876

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,732
	Natural Gas (including by-products but excluding solution gas from oil wells)	18,319
	Total	24,052
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	10,794
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	30,495
	Total	41,290

PRICING ASSUMPTIONS

The following tables set forth the benchmark reference prices and pricing assumptions used in preparing the reserves data and, in the case of forecast prices and costs, the inflation rate assumptions.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

Crude Oil and Natural Gas Prices

Year	Inflation %	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars)			
									Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2004 (Year End)	0.0%	0.8308	$43.45	$40.46	$46.54	$25.92	$24.33	$32.12	$22.66	$29.79	$34.44	$48.97

Constant Thereafter

Natural Gas and Sulphur

Year	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price@ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate				Saskatchewan Plant Gate			British Columbia		Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
				Spot Then Current $ /mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	SaskEnergy $/mmbtu	Spot $/mmbtu	Sumas Spot $US/mmbtu	CanWest Plant Gate $/mmbtu	Spot Plant Gate $/mmbtu		
2004 (Year End)	$6.15	$6.25	$6.79	$6.54	$6.49	$6.39	$6.39	$6.64	$6.69	$5.50	$5.44	$6.49	$63.50	$34.00

Constant Thereafter

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing changes are deducted.
Spot refers to weighted average one month price.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004

FORECAST PRICES AND COSTS

Year	OIL[1]							
	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Natural Gas[1] AECO-C Spot Then Current $Cdn/mmbtu	Edmonton Pentanes Plus $Cdn/bbl	Inflation[1] %	Bank of Canada Average Noon Exchange Rate[2] $U.S./$Cdn
Historical[3]								
2001	25.97	39.40	16.94	31.56	6.21	42.48	2.6	0.646
2002	26.08	40.33	26.57	35.48	4.04	40.73	2.2	0.637
2003	31.07	43.66	26.26	37.55	6.66	44.23	2.8	0.721
2004	41.38	52.96	29.11	45.75	6.88	54.07	1.9	0.769
Forecast								
2005	42.00	50.25	27.50	43.75	6.60	50.75	2.0	0.82
2006	40.00	47.75	28.50	41.50	6.35	48.25	2.0	0.82
2007	38.00	45.50	28.75	39.50	6.15	46.00	2.0	0.82
2008	36.00	43.25	27.25	37.75	6.00	43.75	2.0	0.82
2009	34.00	40.75	25.50	35.50	6.00	41.25	2.0	0.82
2010	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2011	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2012	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2013	33.50	40.00	24.75	34.75	6.10	40.50	2.0	0.82
2014	34.00	40.75	25.50	35.50	6.20	41.25	2.0	0.82
2015	34.50	41.25	25.75	36.00	6.30	41.75	2.0	0.82
2016+	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	2.0	0.82

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) Weighted average historical prices for the four most recent financial years.
(4) The price forecast is the GLJ standard price forecast effective January 1, 2005.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves are scheduled to be developed within the next two years of the effective date. Capital expenditures to develop proved undeveloped reserves are estimated at $1.1 million in 2005 and Nil in 2006.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that affect particular components of the Reserves Data, see "Management's Discussion And Analysis" and "Risk Factors".

Future Development Costs

The following table sets forth development costs deducted in the estimation of future net revenue attributable to the reserve categories of the Rockyview Assets noted below.

The source of funding for future development costs will be internally generated cash flow, debt or a combination of both. Disclosed reserves and future net revenue will not be materially affected by the costs of funding the future development expenditures.

	Development Costs Deducted in Estimating Future Net Revenues													
	Development Costs – Undiscounted ($000)							Development Costs @ 10% Discount Rate						
Reserves Category	2005	2006	2007	2008	2009	Thereafter	Total	2005	2006	2007	2008	2009	Thereafter	Total
Total Proved (Constant prices and costs)	4,261	-	980	200	400	250	6,091	4,063	-	772	143	260	134	5,373
Total Proved (Forecast prices and costs)	3,451	-	1,020	212	433	282	5,397	3,290	-	804	152	282	151	4,679
Total Proved plus Probable (Forecast prices and costs)	8,526	395	1,020	212	433	577	11,163	8,129	342	804	152	282	260	9,969

Other Oil and Gas Information

The following is a description, by area, of the principal producing oil and natural gas properties that comprise the Rockyview Assets. Unless otherwise specified, production estimates, gross and net acres and well count information are as at December 31, 2004. **All reserve data presented under this heading is based on the Rockyview Report with an effective date of December 31, 2004. Reference should be made to the Rockyview Report and the assumptions and other valuation criteria referred to in the "Statement of Reserves Data" section above.**

Core Properties

The Rockyview Assets are focused in Central Alberta. They are predominantly natural gas (88%) with the majority being operated by Rockyview. These assets will be managed by a highly experienced team of technical and business professionals whose mandate is to increase the value of these assets through a combination of exploitation, exploration, optimization and acquisitions.

Key Properties: Wood River, Wetaskiwin, Bashaw, Stettler, Bittern Lake, Clive and Knellar
Target Formations: Cretaceous Edmonton sands and coals, Belly River sands and coals, Viking sands, Basal Quartz and Lower Mannville sands, and Devonian carbonates

Production from Rockyview's properties averaged 1,038 boe/d during 2004, comprised of 91 bbls/d of liquids and 5,679 mcf/d of gas, consisting of primarily conventional volumes. The Wood River assets are prospective for both conventional and coalbed methane production in multiple zones. Wood River's core producing conventional zones are the Belly River and Basal Quartz (Ellerslie). Rockyview plans to aggressively develop these reservoirs during 2005.

Coalbed Methane drilling activity during 2004 on the properties Rockyview will acquire focused on the Horseshoe Canyon ("HSC") and Bearpaw coals. These coals produce natural gas at shallow depths with no associated water. To the end of 2004, the industry had drilled over 2,500 HSC wells with total current production of approximately 150 mmcf/d, making this play one of the largest new gas discoveries in Western Canada. During 2004, several pilot projects were initiated along a 100 kilometer trend (from Knellar to Stettler) in order to evaluate the ultimate potential of the HSC. Based upon these results, Rockyview plans to aggressively pursue drilling opportunities on its core properties. The company has identified over 100 drillable locations with Belly River and CBM potential. In order to accommodate the significant volumes of natural gas that will be developed, gas compression, pipelines and processing facilities are being constructed in these areas.

Facilities

The following table sets out major facilities which form part of the Rockyview Assets as at December 31, 2004.

Area Name	Working Interest	Major Facilities[1]
Bashaw, Alberta	68.8%	Bashaw D-2H Unit - 07-05-042-23 W4 Battery
	68.8%	Bashaw D-2H Unit - 08-05-042-23 W4 SWD Well
Wood River, Alberta	83.2%	Wood River 01-28-43-23 W4 Plant & GGS
	100.0%	Wood River 02-10-043-23 W4 Compressor
	92.0%	Wood River 02-25-043-23 W4 Compressor
	100.0%	Wood River 06-04-043-23 W4 Compressor
	50.0%	Wood River 06-16-043-23 W4 Battery
	50.0%	Wood River 08-06-043-23 W4 Battery & 09-06-043-23 W4 SWD well
	79.0%	Wood River 09-02-043-23 W4 Compressor
	100.0%	Wood River 09-06-043-23 W4 Compressor
	74.8%	Wood River 11-16-043-23 W4 Compressor
	83.2%	Wood River 16-08-043-23 W4 Compressor
	74.8%	Wood River Basal Quartz Unit #1 - 16-08-043-23 W4 Battery
Wetaskiwin, Alberta	100.0%	Wetaskiwin 06-01-046-24 W4 Compressor
Stettler, Alberta	50.0%	Stettler 3-18-38-19W4 Compressor
	100.0%	Stettler 14-11-38-20W4 Compressor

Note:

(1) "Major Facilities" includes only significant processing facilities and pipelines associated with the designated area.

Producing Wells

The number of wells on the principal properties comprising the Rockyview Assets as at December 31, 2004 and March 31, 2005 and which management considers capable of production are set out in the following table:

	December 31, 2004									
	Producing[1]				Shut-in[2][6]					
	Gas		Oil		Gas		Oil		Other[5]	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
Alberta	114	70.0	19	13.2	9	4.1	4	1.4	2	1.2

	March 31, 2005									
	Producing[1]				Shut-in[2][6]					
	Gas		Oil		Gas		Oil		Other[5]	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
Alberta	128	79.5	19	13.2	13	6.9	4	1.4	2	1.2

Notes:

(1) Information derived from Rockyview Report effective December 31, 2004 and from internal APF Inc. reports.
(2) "Shut-in" wells are wells which are not producing but which management considers to be capable of production.
(3) "Gross" wells are the number of wells on the Properties in which the company has an interest.
(4) "Net" wells are the number of gross wells multiplied by the net working interest share of the company therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Properties with No Attributed Reserves

The following table outlines the undeveloped land holdings attributable to the Rockyview Assets as at December 31, 2004.

	Undeveloped	
	Gross	Net
Total Alberta	77,206	55,815

In addition to the Canadian oil and gas reserves, GLJ also valued 55,815 acres of net undeveloped land included in the Rockyview Assets at $6.5 million. The value was derived by reference to land sales proximate to the relevant acreage, the applicable working interest and expiry profile.

There are no material work commitments on the undeveloped land holdings through December 31, 2005. Management expects that 12,544 net acres of its undeveloped land holdings may expire within one year.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated based on actual costs incurred to date for abandonment and reclamation activities. Costs to abandon approximately 69 net wells totaling $1.8 million ($0.7 million discounted at 10%) are included in the estimate of future net revenue. Costs of $3.7 million ($0.1 million discounted at 10%) relating to suspended wells, facilities abandonment and site reclamation are not included in the estimate of future net revenue. Abandonment and reclamation costs included in the estimate of future net revenue for the next three years are zero in 2005, $0.015 million in 2006 and $0.059 million in 2007, for total proved plus probable reserves, using forecast prices and costs.

Tax Horizon

Rockyview expects to have and to be able to generate sufficient tax pools that it will not be taxable prior to December 31, 2006.

Costs Incurred

The following table summarizes costs incurred on the Rockyview Assets for the year ended December 31, 2004 and the three months ended March 31, 2005.

Costs ($000)	December 31, 2004	March 31, 2005
Property Acquisition Costs		
Proved Properties	3,389	587
Unproved Properties	5,569	272
Exploration Costs		
Seismic	705	226
Development Costs		
Drilling and Completions	4,805	2,035
Facilities	184	1,116
Other		
TOTAL	14,652	4,236

Drilling History

The following table sets forth the drilling activity on the Rockyview Assets for the year ended December 31, 2004 and for the three months ended March 31, 2005.

	Year Ended December 31, 2004					
	Development Wells		Exploration Wells		Total Wells	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Natural Gas	14	9.5	3	2.4	17	11.9
Coalbed Methane	12	7.5	1	0.4	13	7.9
Other(3)	3	1.8	-	-	3	1.8
TOTAL	29	18.8	4	2.8	33	21.6

	Three Months Ended March 31, 2005					
	Development Wells		Exploration Wells		Total Wells	
	Gross (1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Natural Gas	2	0.6	-	-	2	0.6
Coalbed Methane	10	4.4	-	-	10	4.4
Other(3)	-	-	-	-	-	-
TOTAL	12	5.0	-	-	12	5.0

Notes:

(1) "Gross" wells means the number of wells in which the company has an interest.
(2) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of the company therein.
(3) "Other" wells include injection wells, disposal wells and service wells.

Production Estimates

The following table sets out the gross volume of production from the Rockyview Assets, estimated for the year ended December 31, 2005, which is reflected in the estimate of future net revenue disclosed in the tables contained under "Statement of Reserves Data".

	Light and Medium Crude Oil bbl/d		Natural Gas mcf/d		NGLs bbl/d		Boe boe/d	
	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant
Proved Producing	39	39	4,893	4,893	37	37	891	891
Total Proved	39	39	6,772	6,881	47	47	1,215	1,233
Proved plus Probable	115	115	7,960	7,960	53	53	1,495	1,495

Production History - Last Four Quarters 2004, First Quarter 2005

	Quarter Ended 2005	Quarter Ended 2004			
	March 31	December 31	September 30	June 30	March 31
Average Daily Production					
Light & Medium Crude Oil (bbl/d)	43	40	57	71	93
Gas (mcf/d)	5,680	5,995	5,276	5,908	5,536
NGLs (bbl/d)	34	35	26	28	16
Combined (boe/d)	1,023	1,074	962	1,084	1,030
Average Price Received					
Light & Medium Crude Oil ($/bbl)	$53.22	$50.01	$49.83	$45.20	39.14
Gas ($/mcf)	$ 7.03	$ 6.80	$ 6.23	$ 6.96	6.49
NGLs ($/bbl)	$47.26	$48.75	$46.74	$43.87	39.40
Combined ($/boe)	$42.80	$41.40	$38.37	$42.03	38.98
Royalties					
Light & Medium Crude Oil ($/bbl)	$ 5.41	$ 5.55	$ 5.66	$ 5.97	$ 5.86
Gas ($/mcf)	$ 1.34	$ 1.37	$ 1.39	$ 1.80	$ 1.71
NGLs ($/bbl)	$13.57	$13.48	$13.29	$22.39	$15.53
Combined ($/boe)	$ 8.10	$ 8.32	$ 8.32	$10.76	$ 9.97
Operating Expenses[1]					
Light & Medium Crude Oil ($/bbl)	$ 6.03	$ 7.85	$ 8.64	$ 7.89	$ 4.63
Gas ($/mcf)	$ 1.00	$ 1.31	$ 1.44	$ 1.32	$ 0.77
NGLs ($/bbl)	$ -	$ -	$ -	$ -	$ -
Combined ($/boe)	$ 5.82	$ 7.60	$ 8.41	$ 7.69	$ 4.56
Netback					
Light & Medium Crude Oil ($/bbl)	$41.78	$36.61	$35.53	$31.34	$28.65
Gas ($/mcf)	$ 4.69	$ 4.12	$ 3.40	$ 3.84	$ 4.01
NGLs ($/bbl)	$33.69	$35.27	$33.45	$21.48	$23.87
Combined ($/boe)	$28.88	$25.48	$21.64	$23.58	$24.45
Other - Royalty Income ($/boe)	$ 2.14	$ 1.70	$ 2.13	$ 1.71	$ 1.85
Total	$31.02	$27.18	$23.77	$25.29	$26.30

Notes:

(1) Operating expenses include all costs (exclusive of drilling costs, completion costs and equipping costs) to operate wells for the recovery of petroleum, freehold mineral, municipal and property taxes and surface lease rentals, but do not include general and administrative expenses.

(2) The expenditures listed are for asset acquisitions and do not include corporate acquisitions.

(3) Including expenditures on facilities.

The following table provides details of average daily production for the years ended December 31, 2004 and 2003.

Production History -Total

	Year Ended December 31		
	2004	2003	% Change
Light & Medium Crude Oil (bbls)	65	73	(11)
Natural Gas (mcf)	5,679	4,356	30
NGL (bbl)	26	15	73
Total (boe)	1,038	815	27
Production split			
Oil and NGLs	9%	11%	
Natural Gas	91%	89%	

Note:

(1) Production volumes for the year were 27% higher in 2004, compared to 2003, due primarily to drilling programs at Wood River. Natural production declines were partially offset throughout the year by production increases from successful development drilling programs at Wood River, Kneller and Stettler.

SELECTED FINANCIAL INFORMATION

Financial and Production Information

The following is a summary of selected financial and production information for the Rockyview Assets for the periods indicated. The following information should be read in conjunction with the Statement of Net Operating Revenue concerning the Rockyview Assets for the years ended December 31, 2004 and 2003 and for the three month period ended March 31, 2005 attached as Schedule "A" to this Appendix and the Pro Forma Financial Statements of Rockyview attached as Schedule "B" to this Appendix.

	Three Months Ended March 31, 2005	**Year Ended December 31,**	
		2004	**2003**
		(audited)	(audited)
	$	$	$
Gross Revenue	4,138,921	15,987,581	11,479,465
Royalty Expenses	745,699	3,554,604	2,613,389
Production Costs	536,476	2,681,335	1,443,707
Operating Income	2,856,746	9,751,642	7,422,369
Production			
Oil and NGLs (bbls/d)	77	91	88
Natural gas (mcf/d)	5,680	5,679	4,356
Oil equivalent (bbls/d)	1,023	1,038	815

Management's Discussion & Analysis

Rockyview will have both a short-term and long-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Rockyview - internally generated cash flow, long-term debt, equity, and farm-out arrangements.

Rockyview expects to have a bank loan facility of approximately $12 to $14 million in place prior to the Arrangement becoming effective. Rockyview will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. Rockyview anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of Rockyview's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Rockyview has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of Rockyview was $810,900 as at March 31, 2005. Rockyview intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Rockyview Assets discounted at a credit adjusted risk free rate of 8 percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Rockyview intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Rockyview understands that the Rockyview Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Rockyview has no set policy, management of Rockyview may use financial instruments to reduce corporate risk in certain situations. Rockyview's strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Rockyview will have no hedging commitments in place upon completion of the Arrangement.

Dividend Policy

Rockyview has not declared or paid any dividends on the Rockyview Shares since its incorporation. Any decision to pay dividends on the Rockyview Shares will be made by the board of directors of Rockyview on the basis of the corporation's earnings, financial requirements and other conditions existing at such future time.

ROCKYVIEW SHARE CAPITAL

Rockyview Shares

Rockyview is authorized to issue an unlimited number of Rockyview Shares. Holders of Rockyview Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Rockyview Shares.

Rockyview Preferred Shares

Rockyview is authorized to issue an unlimited number of Rockyview Preferred Shares, issuable in series. The directors of Rockyview are entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series.

1163947 Share Capital/Rockyview Multiple Voting Shares

The share capital of 1163947 is comprised of an unlimited number of common shares, an unlimited number of Preferred Shares and one hundred multiple voting shares ("Multiple Voting Shares"). The holders of the common shares of 1163947 are entitled to one vote per share at meetings of shareholders of 1163947, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of 1163947 upon its dissolution or winding-up, subject to the rights of shares having priority over the common shares of 1163947.

The Multiple Voting Shares entitle the holders to one million (1,000,000) votes per share at meetings of shareholders of 1163947. The Multiple Voting Shares rank equally with the common shares of 1163947 with respect to dividends and the right to receive property and assets on the dissolution or winding-up of 1163947. At the date hereof there are issued and outstanding one hundred common shares of 1163947 held by Rockyview, no Preferred Shares and one (1) Multiple Voting Share held by APF Inc.

As a result of the amalgamation of 1163947 and Rockyview, each common share of 1163947 issued to APF Unitholders pursuant to the Arrangement will be exchanged for a common share of the amalgamated corporation. Each common share held by Rockyview will be cancelled, and each Multiple Voting Share issued to APF Inc. will be exchanged for a Multiple Voting Share of the amalgamated corporation.

As a final step to the Arrangement, the Multiple Voting Shares of Rockyview held by APF Inc. shall be redeemed and the Articles of Amalgamation of Rockyview will be amended to remove the Multiple Voting Shares from the authorized capital.

PRIOR SALES

On April 12, 2005, Rockyview issued 100 Rockyview Shares at a price of $0.01 per share to facilitate its organization.

See also "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement".

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Rockyview, effective March 31, 2005 both before and after giving effect to the Arrangement. See the Balance Sheet of Rockyview attached at Schedule "C" to this Appendix.

Designation	Authorized	Outstanding as at April 12, 2005 prior to giving effect to the Arrangement	Outstanding as at April 12, 2005 after giving effect to the Arrangement
Rockyview Shares	Unlimited	$1 (100 shares)	$49,856,586 (12,849,771 shares)[1]
Rockyview Preferred Shares	Unlimited	$nil (nil shares)	$nil (nil shares)
Rockyview Multiple Voting Shares	100	$1 (100 shares)	$0 (nil shares)
Bank Loan	0	$nil	$nil[2]

Notes:

(1) Assumes the issuance of 1,826,484 Rockyview Shares pursuant to the Rockyview Private Placement.

(2) Rockyview expects that a new banking facility will be arranged prior to the Effective Date.

(3) After giving effect to the Arrangement and the Rockyview Private Placement there will also be outstanding 913,242 warrants to acquire Rockyview Shares and 927,500 options to acquire Rockyview Shares.

STOCK OPTION PLAN

The board of directors of Rockyview has adopted a stock option plan (the "**Rockyview Stock Option Plan**"). The Rockyview Stock Option Plan is being put before the APF Unitholders for their approval at the Meetings. A copy of the Rockyview Stock Option Plan is set out in Appendix "I" to the Information Circular. **A detailed description of the Rockyview Stock Option Plan is provided in the main body of the Information Circular under the heading "Other Matters to be Considered at the Meetings – Approval of the Rockyview Stock Option Plan".**

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation following the Arrangement and the Merger and proposed position, of each of the directors and officers of Rockyview are as follows:

Name and Residence	Position with Rockyview	Principal Occupation
Steven Cloutier, B.A., LL.B. Calgary, Alberta	Director and Chief Executive Officer	President and Chief Executive Officer of Rockyview.

Name and Residence	Position with Rockyview	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Director	Retired Businessman.
John Howard, P. Eng. Calgary, Alberta	Director	President, Lunar Enterprises Corp., a private oil and gas company established in 1987.
Nancy Penner, LL.B. Calgary, Alberta	Director	Counsel, Parlee McLaws LLP.
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Rockyview.
Daniel Allan, P. Geol. Calgary, Alberta	Vice-President, Exploration and Production	Chief Operating Officer of Rockyview.
Wayne Geddes, P. Land Calgary, Alberta	Vice-President, Land	Vice-President, Land of Rockyview.
Howard Anderson, P.Eng. Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of Rockyview.

Each of the above named directors and officers has held the same principal occupation for the past five years except as described below.

Steven Cloutier – President & Chief Executive Officer; Director

Steve Cloutier was appointed President and Chief Operating Officer of APF Inc. in 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF Inc. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Trust, Mr. Cloutier has been directly involved in oil and gas transactions worth almost more than $2 billion, including the merger with StarPoint.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier was a 2004 Prairies Region Finalist for the Ernst & Young Entrepreneur of the Year Award.

Daniel K. Allan – Chief Operating Officer

Mr. Allan is a Professional Geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the US. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President & CEO. CanScot, an emerging coalbed methane ("CBM") player in the United States and Canada, was acquired by APF Inc. in September of 2003, at which time Mr. Allan joined APF Inc. and became responsible for all its CBM activities. In September 2004, he was promoted to Vice President, Exploration & Production, and assumed overall responsibility for all of APF Inc.'s technical functions, including engineering, operations and GeoScience.

Alan MacDonald – Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 24 years' experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Inc., he was Vice President, Finance of Due West Resources Inc., a private oil and gas company.

Mr. MacDonald joined APF Inc. in August 2001 and led the team responsible for all financial, treasury and administrative functions.

Wayne Geddes – Vice President, Land

Mr. Geddes is a Professional Landman and has over 23 years' experience in the oil and gas sector. Prior to joining APF Inc., Mr. Geddes was Vice President, Land & Business Development at Calver Resources Inc., a private Calgary-based unconventional gas company. From 1993 to 2002, Mr. Geddes was with Anadarko Canada Corporation and its predecessor entities (Union Pacific Resources Inc. and Norcen Energy Resources Limited), where he assumed roles of increasing responsibility, culminating in his appointment as Land Negotiations Manager.

Mr. Geddes is a graduate of the University of Calgary and an active member of the Canadian Association of Petroleum Landmen, the American Association of Petroleum Landmen and has been active in Canadian Association of Petroleum Producers on various committees.

Howard Anderson – Vice President, Engineering

Mr. Anderson has over 25 years of oil and gas experience, specializing in reservoir development, acquisitions, and exploration engineering.

Prior to his appointment as Rockyview's Vice President, Engineering, Mr. Anderson worked at APF Inc. as Manager, Central Business Unit, where he had overall responsibility for the development and growth of the assets to be acquired by Rockyview. Prior to joining APF Inc., he served two years as Vice President, Engineering & Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd, in a series of technical and managerial positions. He started his career with Esso Resources / Imperial Oil Ltd.

A graduate of Queen's University at Kingston with a B.Sc. in Engineering Physics, Mr. Anderson is a member of APEGGA, CIM and SPE. He also serves in an advisory capacity to the Dean of Engineering at the University of Calgary

Martin Hislop – Chairman of the Board and Independent Director

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. He was most recently APF Inc.'s Chief Executive Officer.

Prior to co-founding the predecessor of APF Inc. in September 1994, Mr. Hislop was the President & Chief Executive Officer of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Trust generated an average annual rate of return of 22%, placing the APF Trust among industry leaders.

Mr. Hislop has sat on the board of a number of energy companies, including APF Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation.

John Howard – Independent Director

Mr. Howard is a professional engineer, graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta.

He has had a distinguished 35-year career in the oil and gas industry, and has held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88).

Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (Trust), Eastshore Energy Ltd. and Trifecta Resources Inc. He will also be appointed to the board of directors of Bunker Energy Inc. on or about May 24, 2005.

Nancy Penner – Independent Director

Ms. Penner is Counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises Boards of Directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

It is anticipated that the Board of Directors of Rockyview will have an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee, but the membership of those committees has yet to be determined.

Each of the directors of Rockyview was appointed effective May 19, 2005 and will hold will hold office until the first annual meeting of the Rockyview shareholders or until his or her successor is duly elected or appointed, unless his or her office be earlier vacated in accordance with the Rockyview's articles or by-laws.

After giving effect to the Arrangement and the Rockyview Private Placement, it is anticipated that the proposed directors and officers of Rockyview will beneficially own, directly or indirectly, or exercise control or direction over 1.57 million Rockyview Shares, 0.69 million of the Rockyview Warrants, and 0.63 million of the Options. This represents approximately 12% of the number of Rockyview Shares (assuming 12.85 million Rockyview Shares), 76% of the number of Rockyview Warrants and 58% of the number of options outstanding.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Rockyview has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Rockyview to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Rockyview will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between Rockyview and any of the executive officers of Rockyview and there are no provisions for compensation for the executive officers of Rockyview in the event of termination of employment or a change in responsibilities following a change of control. The Rockyview board of directors will consider whether employment contracts should be entered into with each of the executive officers of Rockyview following the completion of the Arrangement.

Rockyview has not established an annual retainer fee or attendance fee for directors. However, Rockyview may establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Rockyview Shares pursuant to Rockyview's stock option plan.

RISK FACTORS

An investment in Rockyview should be considered highly speculative due to the nature of Rockyview's activities and the present stage of its development. A summary of certain risk factors affecting Rockyview and the ownership of Rockyview Shares is set out below. These risk factors should be carefully considered.

Risks Associated with the Oil and Gas Industry Generally

An investment in the Rockyview Shares is speculative due to the nature of Rockyview's involvement in the exploration, development and production of oil and natural gas and its present stage of development. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by Rockyview. In addition,

no assurance can be given that Rockyview will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Rockyview has not entered into any contracts relating to the acquisition or participation in any properties other than the Rockyview Assets nor have any letters of intent been executed. Rockyview is newly incorporated and has no history of operations and has no producing properties.

Rockyview's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow outs, cratering and fires, all of which could result in personal injuries, loss of life and damage to property of Rockyview and others. In accordance with customary industry practice, Rockyview is not fully insured against all of these risks, nor are all such risks insurable. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean up orders. As referred to under "Industry Conditions", environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.

Environmental Risks

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Rockyview's exploration and other operations and activities emit a small amount of greenhouse gases which may subject it to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those in the *Climate Change and Emissions Management Act* (Alberta) may require the reduction of emissions or emissions intensity produced by Rockyview's operations. The direct or indirect costs of these regulations may adversely affect the business of Rockyview.

Dependence on Operators

Rockyview will maintain liability insurance, where available, covering risks in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. Rockyview may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held.

The continuing production from the Rockyview Assets is dependent in part on the managerial ability of the operators of the Rockyview Assets and other working interest owners. Parties other than Rockyview may be the operators of the Rockyview Assets and Rockyview will only have a vote in respect of the management of the Rockyview Assets to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of Rockyview, income from the Rockyview Assets could be reduced.

Availability of Equipment

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Rockyview and may delay exploration and development activities. To the extent that Rockyview is not the operator of its oil and gas properties, Rockyview will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Pricing

The marketability and price of oil and natural gas which may be acquired or discovered by Rockyview will be affected by numerous factors beyond the control of Rockyview. Rockyview will be affected by the differential between the price paid by refiners for light quality crude oil and the medium and heavy grades of crude oil produced by Rockyview. Rockyview's results of operations and financial condition are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of Rockyview or its management. Any decline in oil or natural gas prices could have a material adverse effect on Rockyview's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. The ability of Rockyview to market its natural gas may depend upon its ability to acquire space in pipelines which deliver natural gas to commercial markets. Rockyview is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties relating to the proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The recovery of reserve estimates on the Rockyview Assets described herein are estimates only. The actual reserves on the Rockyview Assets may be greater or less than those calculated.

Competition

The oil and natural gas industry is intensely competitive and Rockyview must compete in all aspects of its operations with a number of other corporations which may have greater technical and/or financial resources.

Financing

Depending on future exploration and development plans, Rockyview may require additional financing which may not be available or, if available, may not be available on favourable terms.

Price Paid for Assets

The price paid for the Rockyview Assets from APF Inc. was based on engineering and economic assessments by independent engineers, which included a series of assumptions, many of which will be subject to change and will be beyond the control of Rockyview. Such factors could affect the return on and value of the Rockyview Shares.

Title

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. Rockyview will conduct such title reviews in connection with its principal properties that it believes is commensurate with the value of such properties.

Management and Key Personnel

Rockyview's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Rockyview does not have key person insurance in effect for management. The contributions of these individuals to Rockyview's immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Rockyview will be able to continue to attract and retain all personnel necessary for the development and operation of Rockyview's business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of Rockyview's management.

Market for Rockyview Shares

There can be no assurance that an active market for Rockyview Shares will develop or be sustained after the date hereof or that holders of Rockyview Shares will be able to sell them if they desire to do so.

Conflicts

There may be situations in which the interests of directors or officers of Rockyview will conflict with those of shareholders. In resolving such conflicts and in accordance with the *Business Corporations Act* (Alberta), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with Rockyview are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Rockyview.

Circumstances may arise where members of the board of directors of Rockyview serve as directors or officers of corporations which are in competition to the interests of Rockyview. No assurances can be given that opportunities identified by such board members will be provided to Rockyview.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Rockyview in a manner materially different than they would affect other oil and gas issuers of similar size. All current legislation is a matter of public record and Rockyview is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the province of Alberta, oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (i.e. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada and United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a

percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions will reduce the amount of Crown royalties paid by Rockyview to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial, legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the AEPEA, which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Rockyview is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Rockyview believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions.

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2004 relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers. The stronger Canadian dollar may result in decreased revenues in 2005 for oil and natural gas producers on a per barrel basis.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of Rockyview and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Rockyview or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Rockyview will be subject in connection with the operations of Rockyview. In particular, certain of the directors and officers of Rockyview are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rockyview or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rockyview. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Rockyview, or any of their associates, to Rockyview, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Rockyview.

MATERIAL CONTRACTS

The only material contracts entered into by Rockyview, or by APF Inc. or APF Trust and affecting Rockyview, during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

(a) the Arrangement Agreement; and

(b) the agreements pursuant to which the APF Rockyview Conveyance will be conducted.

Copies of these agreements may be inspected at the head office of APF Inc. at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Rockyview are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

Olympia Energy Trust, at its principal offices in Calgary, Alberta and its agent's offices in Toronto, Ontario, will be the registrar and transfer agent for the Rockyview Shares.

SCHEDULE "A"

Wood River Properties

Schedule of Revenues, Royalties and
Operating Expenses
March 31, 2005 and 2004 and
December 31, 2004 and 2003
(in thousands of dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 10, 2005

Auditors' Report

To the Directors of
Rockyview Energy Inc.

At the request of Rockyview Energy Inc., we have audited the schedule of revenues, royalties and operating expenses for the years ended December 31, 2004 and 2003 for the Wood River Properties that are to be purchased by Rockyview Energy Inc. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Wood River Properties for the years ended December 31, 2004 and 2003 in accordance with the basis of accounting disclosed in note 1.

"PricewaterhouseCoopers LLP"
Chartered Accountants

Wood River Properties

Schedule of Revenues, Royalties and Operating Expenses

(in thousands of dollars)

	Three months ended March 31,		Year ended December 31,	
	2005 $ (Unaudited)	2004 $ (Unaudited)	2004 $	2003 $
Revenues	4,139	3,832	15,988	11,479
Royalties	(746)	(936)	(3,555)	(2,613)
	3,393	2,896	12,433	8,866
Operating expenses	(536)	(428)	(2,681)	(1,444)
Excess of revenues over operating expenses	2,857	2,468	9,752	7,422

See accompanying notes to schedule.

Wood River Properties

Notes to Schedule of Revenues, Royalties and Operating Expenses

(in thousands of dollars)

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Transferred Properties. The results have been compiled on an activity month basis.

The Transferred Properties consist of crude oil and natural gas assets which have been offered for sale and are located in the greater Wood River area as agreed upon by the vendor and purchaser.

The Schedule of Revenues, Royalties and Operating Expenses for these properties does not include any provision for the depletion and depreciation, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs, hedging gains/losses and income taxes for these properties as these amounts are based on the consolidated operations of the vendor of which these properties form only a part.

2. Significant accounting policies

Joint venture operations

Substantially all of the Transferred Properties are operated through joint ventures, therefore the Schedule only reflects the vendor's proportionate interest.

Revenue recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are based on AECO pricing references. Oil revenues are based on Edmonton par prices adjusted for quality differentials.

Royalties

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Gas crown royalties are based on the Alberta Government posted reference prices. Oil crown royalties are taken in kind by the Government of Alberta.

Operating expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

SCHEDULE "B"

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005, as well as the consolidated statement of operations of Rockyview Energy Inc. (the "Company") for the three month period ended March 31, 2005 and the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the column captioned "Rockyview Energy Inc." to the audited financial statements of the Company as at April 29, 2005 and found them to be in agreement.

2. Compared the oil and gas revenue, royalties and operating costs in the column captioned "Rockyview Assets" to the audited property financial statements of the Wood River Properties for the year ended December 31, 2004, and the unaudited property financial statements of the Wood River Properties for the three months ended March 31, 2005, and found them to be in agreement.

3. Compared the balance sheet amounts in the column captioned "Rockyview Assets" to the accounting records for the assets to be sold by APF Energy Trust as at March 31, 2005, as prepared by management of APF Energy Trust, and found them to be in agreement.

4. Made enquiries of certain officials of APF Energy Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Pro Forma Rockyview", as at March 31, 2005, as well as the three month period ended March 31, 2005 and the year ended December 31, 2004 and found the amounts to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"PricewaterhouseCoopers LLP"
Chartered Accountants
May 19, 2005
Calgary, Alberta

PRO FORMA FINANCIAL STATEMENTS OF ROCKYVIEW

ROCKYVIEW ENERGY INC.
Pro Forma Balance Sheet
As at March 31, 2005
(Unaudited)

	Rockyview Energy Inc.	Rockyview Assets	Adjustments Note 2		Pro Forma Rockyview
ASSETS					
Cash	1	-	6,879,891	(e)	6,879,892
Oil and natural gas assets	-	39,759,471	-		39,759,471
Future income tax asset	-	4,028,123	-		4,028,123
		43,787,594	6,879,891		50,667,486
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities					
Asset retirement obligations	-	810,900	-		810,900
Shareholders' equity:					
Share Capital	1	42,976,694	6,879,891	(e)	49,856,586
Retained earnings	-	-	-		-
	1	42,976,694	6,879,891		49,856,586
	1	43,787,594	6,879,891		50,667,486

See accompanying notes to financial statements

ROCKYVIEW ENERGY INC.
Pro Forma Statement of Operations
For the year ended December 31, 2004
(unaudited)

	Rockyview Assets	Adjustments Note 2		Pro Forma Rockyview
REVENUE				
Petroleum and natural gas sales	15,987,581	-		15,987,581
Royalties expense, net of ARTC	(3,554,604)	-		(3,554,604)
	12,432,977	-		12,432,977
EXPENSES				
Operating	2,681,335	-		2,681,335
Depletion, depreciation and accretion	-	7,356,193	(f)	7,356,193
	2,681,335	7,356,193		10,037,528
Income / (loss) before future income taxes	9,751,642	(7,356,193)		2,395,449
Future income taxes	-	874,339	(b)	874,339
Net income / (loss)	9,751,642	(8,230,532)		1,521,110
Net income per share - basic & diluted				0.12

See accompanying notes to financial statements

ROCKYVIEW ENERGY INC.
Pro Forma Statement of Operations
For the period ended March 31, 2005
(unaudited)

	Rockyview Assets	Adjustments Note 2		Pro Forma Rockyview
REVENUE				
Petroleum and natural gas sales	4,138,921	-		4,138,921
Royalties expense, net of ARTC	(745,699)	-		(745,699)
	3,393,222	-		3,393,222
EXPENSES				
Operating	536,476	-		536,476
Depletion, depreciation and accretion	-	2,058,813	(f)	2,058,813
	536,476	2,058,813		2,595,289
Income / (loss) before future income taxes	2,856,746	(2,058,813)		797,933
Future income taxes	-	291,246	(b)	291,246
Net income / (loss)	2,856,746	(2,350,059)		506,687
Net income per share - basic & diluted				0.04

See accompanying notes to financial statements

ROCKYVIEW ENERGY INC.
Notes to Pro Forma Financial Statements
(unaudited)

As at and for the period ended March 31, 2005 and the year ended December 31, 2004

1. Basis of presentation:

The accompanying unaudited pro forma balance sheet of Rockyview Energy Inc. ("Rockyview") as at March 31, 2005 and the period then ended, and the unaudited pro forma statement of operations for the year ended December 31, 2004 (the "pro forma financial statements") have been prepared to reflect the proposed arrangement (the "Arrangement") relating to the creation of Rockyview Energy Inc, a public corporation concentrating on the exploration and development of oil and natural gas reserves. The initial steps of the Arrangement involve the distribution of warrants of 1163947 ("Warrants"), a subsidiary of Rockyview, and promissory notes of APF Energy Inc. ("APF Inc."), ("APF Inc. Notes") to APF Unitholders and the execution of an agreement by which Rockyview will have the right to acquire assets from APF Inc. APF unitholders will be required to elect to exercise the Warrants to receive Rockyview shares and direct that the APF Inc. Notes be tendered in payment of the exercise price of the Warrants or, alternatively, retain the APF Inc. Notes. The APF Inc. Notes received by 1163947 will be tendered by it to APF Inc. as payment for the exploration and development assets it will acquire to the extent of the principal amount of the APF Inc. Notes tendered. After giving effect to the Arrangement, Rockyview will have acquired the Rockyview Assets from APF Inc.. Those APF Unitholders who have elected to exercise the Warrants distributed pursuant to the Arrangement will become shareholders of Rockyview. Non-residents of Canada will be entitled to 17/20th of a Warrant and 17/20th of an APF Inc. Notes and cash, such cash will be withheld on behalf of such non-residents and remitted to the Canadian Revenue Agency (CRA).

The second transaction is a merger involving APF Trust and StarPoint Energy Trust ("StarPoint"). Pursuant to the proposed merger ("Merger"), unitholders of APF Energy Trust ("APF Trust") will receive: 0.63 of a trust unit of StarPoint. The Merger is not accounted for in these pro-formas, however more information is included in the plan of arrangement.

The Arrangement and the Merger are subject to regulatory, judicial and unitholder approval and are anticipated to be completed by June 27, 2005.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the pro forma statements of operations give effect to the transactions and assumptions in note 2 as if they had occurred at the beginning of the period being January 1, 2004. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. Specifically, there will be general and administration costs incurred by Rockyview; however, these costs are not reflected in the pro forma statement of operations as they cannot be accurately estimated based on historical information.

2. Pro forma assumptions and adjustments:

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in Rockyview's audited financial statements as at April 29, 2005. The pro forma statements have been prepared from information derived from and should be read in conjunction with APF Trust's historical financial statements, the balance sheet of Rockyview as at April 29, 2005 and the audited schedule of revenue, royalties and operating expenses for the Rockyview properties for the years ended December 31, 2004 and 2003 and the unaudited schedule of revenue, royalties and operating expenses for the period ended March 31, 2005 and 2004. In the opinion of management, the pro forma statements include all necessary adjustments for a fair presentation of the ongoing entity.

Under the Arrangement, interests in certain oil and natural gas properties owned by APF Inc., will be transferred to Rockyview. As the former APF Trust unitholders will be the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for on a "continuity of interests" basis, and therefore no adjustment to carrying values of the assets and liabilities of APF Inc. transferred to Rockyview is required to account for the transaction. The revenues and operating expenses of Rockyview have been derived from the schedule of revenue and expenses for the properties acquired by Rockyview.

The Pro Forma Statements give effect to the following assumptions and adjustments:

(a) Under the Arrangement, the Rockyview Assets will be transferred to Rockyview based upon APF Inc.'s carrying value. The carrying value of the Rockyview Assets was allocated to Rockyview based on the portion of the proven oil and natural gas reserves of the Rockyview Assets as a percentage of all of APF's proven reserves as determined by independent reserve engineers for proved properties discounted at 10 percent. The associated asset retirement obligation of the Rockyview Assets was based upon APF's Inc. carrying value and estimated based on the Rockyview Assets transferred and assumptions as used in APF Trust's financial statements.

The above amounts are estimates, which were made by management in the preparation of the pro forma financial statements based on information available at the time. Amendments may be made to these amounts as estimates are finalized.

Oil and natural gas assets and equipment	$ 33,072,448
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	4,028,123
Total assets transferred	43,787,594
Asset retirement obligation	(810,900)
Total net assets received at carrying value	$ 42,976,694

The future income tax asset on the pro forma balance sheet has been determined on the basis of the difference between the net book values of the assets and liabilities and the corresponding tax basis that will result in Rockyview after the completion of the Arrangement. The future income tax asset arises as a result of Rockyview having a greater tax basis than the net book value of the Rockyview Assets. Pursuant to the Arrangement, the tax pools transferred to Rockyview, will approximate the fair market value of the Rockyview assets which is approximately $50,000,000.

(b) The future income tax expense has been calculated at an effective rate of 36.5%.

(c) As part of the Merger, StarPoint will assume all of the debt and working capital of APF. As such, no debt or working capital has been allocated to Rockyview.

(d) Cash has been increased by $6,879,891 representing $8,000,000 assumed to be received from the initial private placement of Rockyview that will be completed as part of the Arrangement offset by $1,120,109 decrease in cash repaid to APF Trust for the cash tax remitted by APF Trust to CRA. It is assumed for this purpose that the APF Trust non-resident ownership is 16.7% and no convertible debentures are held by non-residents. Each unit purchased through the private placement consists of one share of Rockyview and one half of a Rockyview Warrant ("Rockyview Warrants"). The Rockyview Warrants will be released from escrow on satisfaction of the following criteria (i) over time with 1/3 releasable after 8, 16, and 24 months from the closing of the private placement; and (ii) the twenty day Rockyview weighted average trading price reaching 1.5 times the initial private placement price before the first tranche is released and 2 times the initial private placement price before the second and third tranches are released.

(e) Share capital represents the net book value of assets and liabilities transferred to Rockyview plus the estimated proceeds of the Rockyview initial private placement of $8,000,000 less the estimated repayment of $1,120,109 of cash taxes remitted to CRA.

(f) Depreciation, depletion and accretion expense has been adjusted to reflect the application of the appropriate unit-of-production rate for the Rockyview Assets based on Rockyview's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(g) The net income per share has been calculated using the number of trust units of APF Trust, assuming the exercise of all outstanding APF Trust options, rights and convertible debentures and the issuance of 1.82 million Rockyview Common Shares pursuant to the Arrangement as though they had occurred at the beginning of the year. The Rockyview Warrants have not been included in the calculation as it has been assumed that no Rockyview Warrants will be exercisable at the date of completion. It is assumed that all APF Trust unitholders will elect to receive a share in Rockyview and not elect to receive APF Inc. Notes.

The following is a summary of the estimated shares outstanding after the Arrangement.

	Resident	Non-resident	Total
Estimated APF trust units outstanding	50,782,964	10,180,978	60,963,942
Estimated conversion of APF options and rights	2,386,391	-	2,386,391
Estimated dilutive effect of convertible debentures	4,316,533	-	4,316,533
Total diluted trust units outstanding at the effective date of the arrangement	57,485,888	10,180,978	67,666,866
Equivalent Rockyview Common shares at 1 to 1	57,485,888	-	57,485,889
Equivalent Rockyview Common shares at 1 to 17/20	-	8,653,832	
6:1 share consolidation	6	6	
Total basic and diluted shares after consolidation	9,580,981	1,442,306	11,023,287
Shares issued pursuant to initial private placement	1,826,484	-	1,826,484
Total basic and diluted shares after consolidation and private placement	11,407,465	1,442,306	12,849,771

(h) No stock options will be granted until after the completion of the Arrangement.

SCHEDULE "C"

BALANCE SHEET

Rockyview Energy Inc.

Consolidated Financial Statements
April 29, 2005

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 10, 2005

Auditors' Report

To the Directors of
Rockyview Energy Inc.

We have audited the consolidated balance sheet of Rockyview Energy Inc. as at April 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 29, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

Rockyview Energy Inc.
Consolidated Balance Sheet
As at April 29, 2005

	$
Assets	
Current asset	
Cash	1
Shareholders' Equity	
Share capital (note 4)	1

See accompanying notes to financial statements.

Approved by the Board of Directors

(Signed) *"Steven Cloutier"* Director (Signed) *"Martin Hislop"* Director

1 Significant accounting policies

Nature of business and basis of presentation

1163924 Alberta Inc. was incorporated under the Business Corporations Act (Alberta) on April 12, 2005 and subsequently changed its name to Rockyview Energy Inc. ("Rockyview") on April 28, 2005. Rockyview is an oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company's operations are focused in Western Canada, primarily in Alberta.

2 Statement of operations

No statements of operations, retained earnings or cash flows are presented as there were no operations from the date of incorporation to April 29, 2005 other than the incorporation of the Company.

3 Summary of accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, 1163947 Alberta Inc. These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Although there are no operations, the policies that the Company will use have been presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments

The fair market value of cash and cash equivalents, receivables, other current assets, payables and bank debt approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices and foreign currency exchange rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

Property, plant and equipment

The Company follows the full-cost method of accounting whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, carrying costs directly related to unproved properties and costs related to acquisition of petroleum and natural gas assets directly or by means of a business combination. These capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which are determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share issues are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability at the time of renunciation and a reduction in share capital.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The Company has a stock-based compensation plan. The fair value of each option granted is estimated on the date of grant and a provision for the costs is provided for as contributed surplus over the term of the option agreement. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

4 Share capital

a) Authorized

Unlimited number of voting Class A shares

b) Issued and outstanding

	Number of shares	Amount $
Class A shares		
For cash as initial private capital	100	1

5 Subsequent event

During April 2005, the Company entered into an agreement with a related party, APF Energy Trust ("APF"), whereby APF will transfer certain assets to the Company. Since the non-monetary transaction will be with a related party, the assets will be recorded at the historical net book value recorded by APF. Under the terms of the Agreement, APF unitholders will be entitled to receive one common share of the Company for each APF unit held. The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of APF unitholders. It is expected that the meeting relating to such approvals will be held on or about June 20, 2005.

SCHEDULE "D"

REPORTS ON RESERVES DATA

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

To the board of directors of Rockyview Energy Inc. (the "**Company**"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net present Value of Future net Revenue (before income taxes, 10% discount rate) ($000)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd. ("GLJ")	• Corporate Evaluation (excluding coalbed methane reserves) effective December 31, 2004 (prepared February 25, 2005)	Canada	$ -	$ 32,626	$ -	$ 32,626
Sproule Associates Limited ("Sproule")	• Evaluation of coalbed methane reserves effective December 31, 2004 (prepared February 18, 2005)	Canada	$ -	$ 8,635(1)	$ -	$ 8,635(1)
			$ -	$ 41,261		$ 41,261

Note:

(1) The amount evaluated by Sproule is based on the reserves evaluated by Sproule using GLJL pricing assumptions.

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above at Calgary, Alberta, Canada, effective February 25, 2005

Gilbert Laustsen Jung Associates Ltd.

per: (Signed) "Myron Hladyshevsky"; P. Eng.

Executed as to our report referred to above at Calgary, Alberta, Canada, effective February 18, 2005

Sproule Associates Limited

per: (Signed) "Robert N. Johnson", P.Eng.

SCHEDULE "E"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Management of Rockyview Energy Inc. (the "**Company**") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is represented above.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with its oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of the Company's reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "*Steven Cloutier*"
Chief Executive Officer,
Rockyview Energy Inc.

(signed) "*Howard Anderson*"
Vice-President, Engineering,
Rockyview Energy Inc.

(signed) "*John Howard*"
Director,
Rockyview Energy Inc.

(signed) "*Martin Hislop*"
Director,
Rockyview Energy Inc.

Date: May 20, 2005

APPENDIX "I"

ROCKYVIEW STOCK OPTION PLAN

1. **The Plan**

A stock option plan (the "**Plan**") pursuant to which options to purchase common shares ("**Shares**") of Rockyview Energy Inc. (the "**Corporation**") may be granted to the directors, officers, employees of or provider of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. **Purpose**

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or provider of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. **Administration**

This Plan shall be administered by the board of directors of the Corporation (the "**Board**"). Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be final and conclusive and be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(a) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "**Board**" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this Section 3.

(b) An option to acquire the Shares granted hereunder ("**Option**") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.

4. **Shares Subject to Plan**

(a) Subject to Section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan, together with any other security-based compensation arrangements of the Corporation, shall be such number of Shares equal to 10% of the total number of issued and outstanding Shares, from time to time (calculated on a non-diluted basis). This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Option or other security granted under this Plan or any other security-based compensation arrangements of the Corporation, shall expire or terminate for any reason without having been

exercised in full, any unpurchased Shares to which such Option or other security relates shall be available for the purposes of the granting of Options under this Plan.

5. **Maintenance of Sufficient Capital**

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. **Eligibility and Participation**

(a) The Board may, in its discretion, select any directors, officers, employees of, or provider of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. No provider of services to the Corporation who is also an insider (as that term is defined by the *Securities Act* (Alberta)) of the Corporation shall be granted Options in the capacity of a provider of services. In addition, only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Options. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "**Participant**").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan, together with any other security-based compensation arrangement of the Corporation shall not exceed 10% of the outstanding issue of Shares.

(d) The number of Shares issued to insiders under this Plan, within a one-year period, shall not exceed 10% of the outstanding issue of Shares.

(e) The number of Shares issued to any one insider and such insider's associates under this Plan, within a one-year period, shall not exceed 5% of the outstanding issue of Shares.

7. **Exercise Price**

Options may be exercised at a price (the "**Exercise Price**") which shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market price. The market price shall be the volume weighted average trading price of the Shares (calculated by dividing the total value by the total volume of Shares traded for the relevant period) on a stock exchange on which the Shares are traded for the five trading days immediately preceding the date of the grant (the "**Market Price**"). If the Shares are not listed on a stock exchange at the time of the grant of an Option then the Market Price for the purposes of such a grant shall be determined by the Board in its sole discretion. Without limitation to the foregoing, the Market Price in respect of any grant of an Option that is made prior to the Shares being listed on a stock exchange shall be determined by the Board in its sole discretion.

8. **Number of Optioned Shares**

The number of Shares that may be acquired under an Option (the "**Optioned Shares**") granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

9. Term

The period during which an Option may be exercised (the "**Option Period**") shall be determined by the Board at the time the Option is granted, subject to the vesting limitations set out in Section 10, provided that:

(a) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. Method of Exercise of Option

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan, Options may be exercised as follows: (i) no Option may be exercised from the date of a grant of Options until the first anniversary of the date of the grant; (ii) after the first anniversary date of the date of a grant of Options, the Participant may exercise his rights as to one-third of the Shares under Option or any lesser part thereof; (iii) after each of the second and third anniversaries of the date of a grant of Options, the Participant may exercise his rights as to an additional one-third of the Shares under the original grant of the Options or any part thereof. An Option may be exercised, in whole or in part, at any time or from time to time by the Participant giving written notice to the Corporation specifying the number of Shares with respect to which the Option is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Shares with respect to which the Option is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Participant shall have exercised the Option pursuant to paragraph 10(b) above.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Option has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

(e) Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Optioned Share equal to the difference (if positive) between the exercise price of the Option and the closing price of the Shares on the Toronto Stock Exchange (the "**TSX**") on the trading day prior to such exercise. The Board has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant to this Section 10(e). If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 10 (read without reference to Section 10(e)) or (ii) retract the request to exercise such Option.

11. Ceasing to be a Director, Officer, Employee or Consultant

If any Participant who is a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement his Option will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the thirtieth (30th) day after the date such Participant ceases to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, provided that the event of termination for cause his Option will terminate at 5:00 p.m. (Calgary time) on the date notice of termination for cause is given by the Corporation or subsidiary, as applicable. During the above specified 30 day period, the Option, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Option as at the date of his cessation. Subject to Section 12 below, if the relationship of the Participant with the Corporation is terminated for any reason prior to the expiration of his Option, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 11. The Participant shall have no claim to or in respect of any Option which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Option or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment or lost employment benefits (other than those accruing under or in respect of any Option) in the event of any alleged wrongful termination or dismissal.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

12. Death, Permanent Disability or Normal Retirement of a Participant

In the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to him or her shall be exercisable until the end of the Option Period or until the expiration of six (6) months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. **Adjustments**

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b) Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

16. **Change of Control**

Notwithstanding the provisions of Section 11, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a Change of Control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Option previously granted hereunder, whether vested or not, in sufficient time to participate as a shareholder in the transaction constituting a Change of Control, until the earlier of the expiration of the Option Period or the expiration of ninety (90) days after the date of termination of the employment of the Participant with the Corporation or a subsidiary thereof or ninety (90) days after the cessation or termination of the Participant as a director, officer or consultant of the Corporation or any subsidiary thereof.

For the purpose of this Plan, Change of Control of the Corporation means:

(a) the acceptance by the holders of Shares, representing in the aggregate, fifty (50%) percent or more of all issued Shares, of any offer, whether by way of a take-over bid or otherwise, for all or any of the outstanding Shares; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date; and

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

17. **Transferability**

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferrable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18. **Amendment and Termination of Plan**

The Board may, at any time, suspend or terminate this Plan. The Board may also at any time amend or revise the terms of this Plan or any Options, subject to regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent and further provided that approval shall be obtained from a majority of the holders of Shares (excluding the votes of Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment to the Plan which seeks to (i) reduce the Exercise Price or the purchase price paid for any Optioned Shares, or (ii) extend the Option Period.

Where used in this Section 18, the term "**insiders**" shall have the meaning attributed thereto in the rules of the TSX.

19. **Necessary Approvals**

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. Without limiting the foregoing, all unallocated Options under this Plan must, every three years after the effective date of this Plan, be approved by (i) a majority of the Corporation's directors, (ii) a majority of the Corporation's unrelated directors, and (iii) a majority of the holders of the Shares (excluding the votes of Shares held directly or indirectly by insiders benefiting from the Plan).

If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

Where used in this Section 19, the term "**unrelated directors**" shall have the meaning attributed thereto in the rules of the TSX.

20. **Stock Exchange Rules**

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. **Right to Issue Other Shares**

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. **Notice**

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the Chairman in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so

appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. **Gender**

Words used herein importing gender shall include all genders.

24. **Interpretation**

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered APF Unitholders, your Letter of Transmittal and Election Form, please contact Canaccord Capital Corporation, APF Trust's soliciting dealer manager, at:

Toll Free: 1-866-601-5923
Telephone: (403) 508-3871
Facsimile: (403) 508-3866

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